As filed with the Securities and Exchange Commission on August 26, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZIMMER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	13-4151777
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

345 East Main Street, Warsaw, Indiana 46580

(574) 267-6131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chad F. Phipps

Senior Vice President, General Counsel and Secretary

345 East Main Street, Warsaw, Indiana 46580

(574) 267-6131

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Morton A. Pierce Michelle B. Rutta Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Bradley J. Tandy Senior Vice President, General Counsel and Secretary LVB Acquisition, Inc. 56 East Bell Drive Warsaw, Indiana 46582 (574) 372-1960	Robert P. Davis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed consent solicitation statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Common Stock, $0.01 par value per share	32,704,677	N/A	$0	$0

(1)	Relates to securities of the registrant issuable in connection with the proposed merger (the “Merger”) of Owl Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the registrant, with and into LVB Acquisition, Inc., a Delaware corporation (“LVB”). Pursuant to Rule 416 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), this registration statement also covers an indeterminate number of additional shares of the registrant’s common stock as may be issuable as a result of reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividends or similar transactions or events.
(2)	Represents the maximum number of shares of the registrant’s common stock to be issued in connection with the Merger.
(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act. LVB is a private company and no market exists for its equity securities. Pursuant to Rule 457(f)(2) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based on $2,106,491,101, the aggregate book value of (i) shares of common stock of LVB, par value $0.01 per share (“LVB common stock”), (ii) options to purchase shares of LVB common stock, (iii) other rights to receive shares of LVB common stock or benefits measured by the value of a number of shares of LVB common stock and (iv) other awards of any kind consisting of shares of LVB common stock, in each case, to be cancelled in the Merger, as of July 31, 2014, the latest practicable date prior to the date of filing of this registration statement. As required by Rule 457(f)(3) under the Securities Act, the estimated aggregate amount of cash to be paid by the registrant in the Merger, or approximately $4,969.3 million, has been deducted from the proposed maximum aggregate offering price. As this results in a negative number, the proposed maximum aggregate offering price has been estimated as $0.
(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1,000,000 of the proposed maximum aggregate offering price calculated as described in note 3 above.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this consent solicitation statement/prospectus is not complete and may be changed. Zimmer may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

Subject to completion, dated August 26, 2014

CONSENT SOLICITATION STATEMENT OF LVB ACQUISITION, INC.	PROSPECTUS OF ZIMMER HOLDINGS, INC.

[—], 2014

Dear LVB Acquisition, Inc. Stockholder:

As we announced on April 24, 2014, LVB Acquisition, Inc. (“LVB”) and Zimmer Holdings, Inc. (“Zimmer”) entered into an Agreement and Plan of Merger, dated as of April 24, 2014 (as may be amended from time to time, the “merger agreement”), which provides for a merger in which LVB will become an indirect wholly owned subsidiary of Zimmer (the “merger”).

If the merger is completed, the aggregate merger consideration to be received by holders of LVB common stock and LVB equity-based awards will consist of:

•	$10.35 billion in cash, which amount is subject to adjustments (including reduction by the aggregate amount necessary to pay off certain existing funded debt of LVB and its subsidiaries) as described in more detail in the accompanying consent solicitation statement/prospectus; and

•	approximately 32.7 million shares of Zimmer common stock.

The exact amounts of cash and shares of Zimmer common stock into which each share of LVB common stock will be converted will be determined prior to the closing of the merger as described in more detail in the section titled “The Merger—Effects of the Merger; Merger Consideration” beginning on page 56 of the accompanying consent solicitation statement/prospectus. Based on assumptions described in more detail in the section titled “The Merger—Effects of the Merger; Merger Consideration,” if the merger had been completed on [—], 2014, each share of LVB common stock would have been converted into $[—] in cash and [—] shares of Zimmer common stock, which together would have represented approximately $[—] in value for each share of LVB common stock as of such date. The merger will be a taxable transaction for LVB stockholders for United States federal income tax purposes.

Zimmer common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “ZMH.” On April 23, 2014, the last trading day prior to the announcement of the merger, the closing price per share of Zimmer common stock on the NYSE was $91.45. On August 25, 2014, the most recent practicable date prior to the filing of the accompanying consent solicitation statement/prospectus, the closing price per share of Zimmer common stock on the NYSE was $100.46. We urge you to obtain current stock price quotations for Zimmer common stock and to review carefully the other information contained in the accompanying consent solicitation statement/prospectus, or incorporated by reference into the accompanying consent solicitation statement/prospectus, when considering whether to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

After careful consideration, the board of directors of LVB has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, LVB and its stockholders. Therefore, the board of directors of LVB recommends that you adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Completion of the merger is conditioned upon the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of LVB common stock entitled to vote or the written consent of the holders of at least 80% of the outstanding shares of LVB common stock entitled to vote. You are being sent this document to ask you to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement by executing and returning the enclosed written consent. No vote of Zimmer stockholders is required to complete the merger.

In connection with the execution and delivery of the merger agreement, LVB Acquisition Holding, LLC (“LVB Acquisition Holding”), which as of July 31, 2014 owned approximately 97% of the outstanding shares of LVB common stock, entered into a voting agreement, dated as of April 24, 2014, with Zimmer and certain other parties thereto. Under the voting agreement, LVB Acquisition Holding agreed to, promptly following LVB Acquisition Holding’s receipt of the accompanying consent solicitation statement/prospectus as declared effective by the Securities and Exchange Commission, execute and deliver a written consent with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement and approving the merger or, if applicable, vote such shares in favor of the adoption of the merger agreement and the approval of the merger at a meeting of LVB stockholders called for such purpose. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

The board of directors of LVB has set [—], 2014 as the record date for determining LVB stockholders entitled to execute and deliver written consents with respect to the accompanying consent solicitation statement/prospectus. If you are a record holder of outstanding shares of LVB common stock as of that date, you are urged to complete, date and sign the enclosed written consent and promptly return it to LVB. See the section titled “Solicitation of Written Consents” beginning on page 43 of the accompanying consent solicitation statement/prospectus.

The obligations of LVB and Zimmer to complete the merger are subject to several other conditions set forth in the merger agreement and summarized in the accompanying consent solicitation statement/prospectus. More information about LVB, Zimmer and the merger is contained in the accompanying consent solicitation statement/prospectus. You are encouraged to carefully read the accompanying consent solicitation statement/prospectus in its entirety, which includes important information about the merger, including the section titled “Risk Factors” beginning on page 32 of the accompanying consent solicitation statement/prospectus.

On behalf of the board of directors of LVB, thank you for your continued support.

Sincerely,

Jeffrey R. Binder Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger and the other transactions described in the accompanying consent solicitation statement/prospectus nor have they approved or disapproved the issuance of the shares of Zimmer common stock to be issued in connection with the merger, or passed upon the accuracy or adequacy of the accompanying consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying consent solicitation statement/prospectus is dated [—], 2014 and is first being mailed or otherwise delivered to LVB stockholders on or about [—], 2014.

ADDITIONAL INFORMATION

The accompanying consent solicitation statement/prospectus incorporates important business and financial information about Zimmer from documents that Zimmer has filed with the Securities and Exchange Commission but that have not been included in or delivered with the accompanying consent solicitation statement/prospectus. For a listing of documents incorporated by reference into the accompanying consent solicitation statement/prospectus, see “Where You Can Find Additional Information” beginning on page 200 of the accompanying consent solicitation statement/prospectus.

Zimmer will provide you with copies of such documents (excluding all exhibits, unless Zimmer has specifically incorporated by reference an exhibit in the accompanying consent solicitation statement/prospectus), without charge, upon written or oral request to:

Zimmer Holdings, Inc.

Investor Relations

345 East Main Street

Warsaw, Indiana 46580

(574) 267-6131

To ensure timely delivery, any request should be made at least five business days before [—], 2014, the targeted final date for receipt of written consents.

You should rely only on the information contained in or incorporated by reference into the accompanying consent solicitation statement/prospectus. Neither Zimmer nor LVB has authorized anyone to provide you with different information. The accompanying consent solicitation statement/prospectus is dated as of [—], 2014. You should not assume that information contained in the accompanying consent solicitation statement/prospectus is accurate as of any date other than that date. Neither the mailing of the accompanying consent solicitation statement/prospectus to LVB stockholders nor the issuance by Zimmer of common stock in the merger will create any implication to the contrary.

ABOUT THE CONSENT SOLICITATION STATEMENT/PROSPECTUS

The accompanying consent solicitation statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by Zimmer, constitutes a prospectus of Zimmer under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Zimmer common stock to be issued to LVB stockholders and holders of LVB equity-based awards in connection with the merger. The accompanying consent solicitation statement/prospectus also constitutes a consent solicitation under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the action proposed to be taken by written consent of LVB stockholders to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

LVB ACQUISITION, INC.

56 East Bell Drive

Warsaw, Indiana 46582

NOTICE OF SOLICITATION OF WRITTEN CONSENT

IF YOU ARE AN LVB STOCKHOLDER:

LVB is soliciting your written consent to (i) a proposal to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement and (ii) a proposal to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payments that will or may be paid by LVB to its named executive officers in connection with the merger. LVB is requesting that you complete, date, sign and return the enclosed form of written consent.

The board of directors of LVB has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, LVB and its stockholders. The board of directors of LVB recommends that you consent to (i) the proposal to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement and (ii) the proposal to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payments that will or may be paid by LVB to its named executive officers in connection with the merger.

The voting agreement that LVB Acquisition Holding has entered into with Zimmer and certain other parties thereto obligates LVB Acquisition Holding to, promptly following LVB Acquisition Holding’s receipt of the accompanying consent solicitation statement/prospectus as declared effective by the Securities and Exchange Commission, execute and deliver a written consent with respect to (or, if applicable, to vote) the approximately 97% of the outstanding shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement and approving the merger. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of LVB Acquisition, Inc., which is referred to as LVB in this consent solicitation statement/prospectus, may have regarding the merger (as defined below), and brief answers to those questions. LVB urges you to carefully read the remainder of this consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the merger. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this consent solicitation statement/prospectus. All references in this consent solicitation statement/prospectus to Zimmer refer to Zimmer Holdings, Inc., a Delaware corporation. Zimmer following the completion of the merger is sometimes referred to in this consent solicitation statement/prospectus as the combined company, and LVB following the completion of the merger is sometimes referred to in this consent solicitation statement/prospectus as the surviving corporation. In this consent solicitation statement/prospectus, the common stock, par value $0.01 per share, of Zimmer is referred to as Zimmer common stock and the holders thereof are referred to as Zimmer stockholders, and the common stock, par value $0.01 per share, of LVB is referred to as LVB common stock and the holders thereof are referred to as LVB stockholders. LVB stockholders are sometimes referred to in this consent solicitation statement/prospectus as “you.” All references in this consent solicitation statement/prospectus to the Biomet Group refer to LVB and its consolidated subsidiaries. All references in this consent solicitation statement/prospectus to Biomet refer to Biomet, Inc., LVB’s direct operating subsidiary.

Q:	Why am I receiving this consent solicitation statement/prospectus?

A:	Zimmer has agreed to acquire LVB under the terms of an Agreement and Plan of Merger, dated as of April 24, 2014, among Zimmer, Owl Merger Sub, Inc., which is an indirect wholly owned subsidiary of Zimmer and is referred to as Merger Sub in this consent solicitation statement/prospectus, and LVB, which agreement, as may be amended from time to time, is referred to as the merger agreement in this consent solicitation statement/prospectus. Pursuant to the merger agreement, Merger Sub will merge with and into LVB, with LVB continuing as the surviving corporation and an indirect wholly owned subsidiary of Zimmer, which transaction is referred to as the merger in this consent solicitation statement/prospectus. See the section titled “The Merger Agreement” beginning on page 81 of this consent solicitation statement/prospectus. A copy of the merger agreement is attached to this consent solicitation statement/prospectus as Annex A.

LVB is soliciting your written consent to (i) a proposal to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, which proposal is referred to as the merger agreement proposal in this consent solicitation statement/prospectus and (ii) a proposal to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payments that will or may be paid by LVB to its named executive officers in connection with the merger, which proposal is referred to as the “golden parachute” compensation proposal in this consent solicitation statement/prospectus.

In order to complete the merger, the holders of a majority of the outstanding shares of LVB common stock entitled to vote must adopt the merger agreement, and all of the other conditions to the merger set forth in the merger agreement must be satisfied or waived. If the merger agreement is to be adopted by written consent, LVB’s Amended and Restated Bylaws, which are referred to as the LVB by-laws in this consent solicitation statement/prospectus, require that written consents in respect of not less than 80% of the outstanding shares of LVB common stock entitled to vote adopt the merger agreement. Similarly, approval of the “golden parachute” compensation proposal requires that written consents in respect of not less than 80% of the outstanding shares of LVB common stock entitled to vote approve such proposal.

This consent solicitation statement/prospectus contains important information about the merger and the merger agreement, and you should read this consent solicitation statement/prospectus carefully.

Q:	What will happen to LVB as a result of the merger, and what will I receive in the merger?

A:	As a result of the merger, LVB will become an indirect wholly owned subsidiary of Zimmer, and shares of LVB common stock will be cancelled. If the merger is completed, LVB common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, which are collectively referred to as the Exchange Act in this consent solicitation statement/prospectus, and LVB will no longer file periodic reports with the Securities and Exchange Commission, which is referred to as the SEC in this consent solicitation statement/prospectus. Upon the closing of the merger, you will be entitled to receive a combination of cash and shares of Zimmer common stock.

Under the merger agreement, Zimmer will pay to holders of outstanding shares of LVB common stock, holders of outstanding options to purchase shares of LVB common stock granted under equity incentive plans or other agreements of LVB (which options are referred to as LVB stock options in this consent solicitation statement/prospectus) and holders of outstanding rights to receive, or awards consisting of, shares of LVB common stock or benefits measured by the value of a number of shares of LVB common stock (other than LVB stock options) granted under equity incentive plans or other agreements of LVB (which rights, awards and benefits are referred to as LVB stock-based awards, and together with LVB stock options, are referred to as LVB equity-based awards, in this consent solicitation statement/prospectus) an aggregate amount equal to approximately $10.35 billion in cash, which amount is subject to adjustments (including reduction by the aggregate amount necessary to pay off certain existing funded debt of LVB and its subsidiaries) pursuant to the terms of the merger agreement, and approximately 32.7 million shares of Zimmer common stock. See the sections titled “The Merger—Effects of the Merger; Merger Consideration” beginning on page 56 of this consent solicitation statement/prospectus and “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 82 of this consent solicitation statement/prospectus.

Q:	Why are Zimmer and LVB proposing the merger?

A:	Zimmer and LVB believe that combining the strengths of the two companies is in the best interests of their respective companies and stockholders. The merger of Zimmer and LVB will position the combined company as a leader in the musculoskeletal industry. Among other things, the combined company is expected to deliver growth by offering a more comprehensive and scalable portfolio of solutions with enhanced cross-selling opportunities, and stockholders of the combined company are expected to benefit from a more diversified and predictable revenue mix consistent with the comprehensive portfolio. To review the reasons for the merger in greater detail, see the sections titled “The Merger—Recommendation of the LVB Board of Directors and Its Reasons for the Merger” beginning on page 59 of this consent solicitation statement/prospectus and “The Merger—Zimmer’s Reasons for the Merger” beginning on page 58 of this consent solicitation statement/prospectus.

Q:	Does the board of directors of LVB support the merger?

A:	Yes. The board of directors of LVB, which is referred to as the LVB board of directors in this consent solicitation statement/prospectus, has declared that the merger and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of LVB and its stockholders, and recommends that LVB stockholders adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement by executing and delivering the written consent furnished with this consent solicitation statement/prospectus.

Q:	What happens if the merger is not consummated?

A:	If the merger agreement is not adopted by LVB stockholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of LVB common stock in connection with the merger. Instead, LVB will remain an independent company. If the merger agreement is terminated due to a failure to obtain required antitrust approvals, in certain circumstances, Zimmer will be required to pay LVB a termination fee of $800 million as described under the section titled “The Merger Agreement—Termination Fee” beginning on page 97 of this consent solicitation statement/prospectus.

Q:	Who is soliciting my written consent?

A:	LVB is providing these consent solicitation materials to you, and is soliciting your written consent to the merger agreement proposal and the “golden parachute” compensation proposal. These consent solicitation materials also constitute a prospectus with respect to the shares of Zimmer common stock to be issued to LVB stockholders and holders of LVB equity-based awards in the merger.

Q:	What am I being asked to approve?

A:	You are being asked to (i) adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement and (ii) approve, on an advisory (non-binding) basis, the “golden parachute” compensation payments that will or may be paid by LVB to its named executive officers in connection with the merger.

Q:	Who is entitled to give a written consent?

A:	The LVB board of directors has set [—], 2014, which is referred to as the record date in this consent solicitation statement/prospectus, as the record date for determining LVB stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of LVB common stock as of the close of business on the record date will be entitled to give a consent using the written consent furnished with this consent solicitation statement/prospectus.

Q:	What approval is required to adopt the merger agreement?

A:	The merger cannot be completed unless LVB stockholders adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. Adoption of the merger agreement requires the approval of the holders of a majority of the outstanding shares of LVB common stock entitled to vote. If the merger agreement is to be adopted by written consent, the LVB by-laws require that written consents in respect of not less than 80% of the outstanding shares of LVB common stock entitled to vote adopt the merger agreement. As of the close of business on the record date, there were [—] shares of LVB common stock outstanding and entitled to vote.

LVB Acquisition Holding, LLC, a stockholder of LVB which is referred to as LVB Acquisition Holding in this consent solicitation statement/prospectus, and certain beneficial owners of shares of LVB common stock, who are referred to as the sponsor funds in this consent solicitation statement/prospectus, affiliated with The Blackstone Group, L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., L.P. and TPG Capital, L.P., which are referred to as the sponsors in this consent solicitation statement/prospectus, have entered into a voting agreement with Zimmer, which is referred to as the voting agreement in this consent solicitation statement/prospectus. Under the voting agreement, LVB Acquisition Holding agreed, in connection with the solicitation of consents pursuant to this consent solicitation statement/prospectus and promptly following its receipt of this consent solicitation statement/prospectus as declared effective by the SEC, to execute and deliver a written consent with respect to (or, if applicable, to vote) the shares of LVB common stock owned by it adopting the merger agreement and approving the merger. Approximately [—] shares, or [—]%, of LVB common stock outstanding as of the close of business on the record date are subject to the voting agreement. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. See the section titled “Material Contracts Between the Parties—The Voting Agreement” beginning on page 100 of this consent solicitation statement/prospectus. A copy of the voting agreement is attached to this consent solicitation statement/prospectus as Annex B.

As of the close of business on the record date, excluding shares of LVB common stock held by the sponsor funds, all directors and executive officers of LVB collectively owned and were entitled to grant consents with respect to [—] shares of LVB common stock, or approximately [—]% of the issued and outstanding shares of LVB common stock as of the close of business on that date. LVB currently expects that its directors and executive officers will deliver written consents adopting the merger agreement.

Q:	What options do I have with respect to the proposed merger?

A:	With respect to the shares of LVB common stock that you hold, you may execute a written consent to approve the merger agreement proposal (which is equivalent to a vote for the proposal) or to disapprove the merger agreement proposal (which is equivalent to a vote against the proposal). If you fail to execute and return your written consent, or otherwise withhold your written consent or abstain, it has the same effect as voting against the merger agreement proposal.

Q:	Can I dissent and require appraisal of my shares?

A:	If you are an LVB stockholder who does not approve the merger by delivering a written consent adopting the merger agreement, you may, by strictly complying with Section 262 of the Delaware General Corporation Law, which is referred to as the DGCL in this consent solicitation statement/prospectus, be entitled to appraisal rights. Section 262 of the DGCL is attached to this consent solicitation statement/prospectus as Annex D. Failure to follow precisely any of the statutory procedures set forth in Annex D may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a demand for appraisal to the surviving corporation after receiving a notice from LVB or the surviving corporation that appraisal rights are available to you, which notice will be sent to non-consenting LVB stockholders in the future. This consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See the section titled “The Merger—Appraisal Rights” beginning on page 73 of this consent solicitation statement/prospectus.

Q:	What is “golden parachute” compensation and why am I being asked to vote on it?

A:	The SEC has adopted rules that require LVB to seek an advisory (non-binding) vote on “golden parachute” compensation. “Golden parachute” compensation is certain compensation that is tied to or based on the merger and that will or may be paid by LVB to its named executive officers in connection with the merger. See the section titled “Advisory Vote on Golden Parachute Compensation” beginning on page 104 of this consent solicitation statement/prospectus.

Q:	What approval is required for the “golden parachute” compensation proposal?

A:	If the “golden parachute” compensation proposal is to be approved by written consent, written consents in respect of not less than 80% of the outstanding shares of LVB common stock entitled to vote must approve such proposal. If an LVB stockholder fails to execute and return a written consent, or otherwise withholds a written consent or abstains, it has the same effect as voting against the “golden parachute” compensation proposal.

Q.	What happens if the “golden parachute” compensation proposal is not approved?

A:	Approval of the “golden parachute” compensation proposal is not a condition to the completion of the merger. The vote is an advisory vote and will not be binding on LVB or Zimmer. If the merger is completed, LVB may pay “golden parachute” compensation to its named executive officers in connection with the merger even if LVB stockholders fail to approve the “golden parachute” compensation proposal.

Q:	Does the LVB board of directors recommend that LVB stockholders approve the “golden parachute” compensation proposal?

A:	Yes. The LVB board of directors recommends that LVB stockholders approve, on an advisory (non-binding) basis, the “golden parachute” compensation proposal by written consent. See the section titled “Advisory Vote on Golden Parachute Compensation” beginning on page 104 of this consent solicitation statement/prospectus.

Q:	How can I return my written consent?

A:

If you hold shares of LVB common stock as of the close of business on the record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to LVB. Once you have completed, dated and signed your written consent, deliver it to LVB by faxing your written consent to LVB Acquisition, Inc., Attention: Secretary, at (574) 372-1960, by emailing a .pdf copy of your written consent to Stockholder_Information@biomet.com or by mailing your written consent to LVB Acquisition, Inc. at 56 East Bell Drive, Warsaw, Indiana 46582, Attention: Secretary. LVB does not intend to hold a stockholders’ meeting to consider either the merger agreement proposal or the “golden parachute” compensation proposal, and, unless LVB decides to hold a stockholders’ meeting for such purpose, you will be unable to vote in person by attending a stockholders’ meeting.

Q:	What if I am a record holder and I don’t indicate a decision with respect to the merger agreement proposal and/or the “golden parachute” compensation proposal?

A:	If you are a record holder and you return a signed written consent without indicating your decision on the merger agreement proposal, you will have given your consent to the adoption of the merger agreement.

If you are a record holder and you return a signed written consent without indicating your decision on the “golden parachute” compensation proposal, you will have given your consent to the approval of the “golden parachute” compensation proposal.

Q:	What is the deadline for returning my written consent?

A:	The LVB board of directors has set 12:00 noon, New York City time, on [—], 2014 as the targeted final date for the receipt of written consents, which date is referred to as the target date in this consent solicitation statement/prospectus. LVB reserves the right to extend the final date for the receipt of written consents beyond [—], 2014. Any such extension may be made without notice to LVB stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Q:	Can I change or revoke my written consent?

A:	Yes, you may revoke your consent (subject to any contractual obligations you may otherwise have) or, if you have previously revoked your consent, submit a new written consent at any time prior to 12:00 noon, New York City time, on [—], 2014 (or, if earlier, before the consents of a sufficient number of shares to approve the applicable proposal have been filed with the Secretary of LVB), by faxing your revocation or new written consent to LVB Acquisition, Inc., Attention: Secretary, at (574) 372-1960, by emailing a .pdf copy of your revocation or new written consent to Stockholder_Information@biomet.com or by mailing your revocation or new written consent to LVB Acquisition, Inc. at 56 East Bell Drive, Warsaw, Indiana 46582, Attention: Secretary.

Q:	Do I need to send in my LVB stock certificates now?

A:	No. You should not send in your LVB stock certificates now. Prior to the effective time of the merger, a letter of transmittal will be sent to LVB stockholders informing them where to deliver their LVB stock certificates in order to receive the merger consideration (as defined below), including any cash in lieu of a fractional share of Zimmer common stock and any dividends or other distributions with respect to shares of Zimmer common stock to which LVB stockholders may be entitled under the merger agreement. You should not send in your LVB stock certificates prior to receiving the letter of transmittal.

Q:	Is the merger taxable to me?

A:

The receipt of the merger consideration in exchange for LVB common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, generally you will recognize capital gain or loss as a result of the merger measured by the difference, if any, between the fair market value of the merger consideration and your adjusted tax basis in the shares of LVB common stock exchanged for the merger consideration in the merger. You should read the section titled “The Merger—Material United States Federal Income Tax Consequences of the

Transaction” beginning on page 77 of this consent solicitation statement/prospectus for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. Zimmer and LVB urge you to consult your tax advisor to determine the tax consequences of the merger to you.

Q:	When is the merger expected to be completed?

A:	Zimmer and LVB expect to complete the merger during the first quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction or waiver of the other conditions to the merger contained in the merger agreement. However, it is possible that factors outside the control of Zimmer and LVB could require Zimmer and LVB to complete the merger at a later time or not complete it at all.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to return your written consent, or if you need additional copies of this consent solicitation statement/prospectus or a replacement written consent, you should contact Stockholder_Information@biomet.com.

SUMMARY

The following is a summary that highlights information contained in this consent solicitation statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated by the merger agreement, Zimmer and LVB encourage you to carefully read this entire consent solicitation statement/prospectus, including the attached annexes. In addition, Zimmer and LVB encourage you to read the information incorporated by reference into this consent solicitation statement/prospectus, which includes important business and financial information about Zimmer that has been filed with the SEC. You may obtain the information incorporated by reference into this consent solicitation statement/prospectus without charge by following the instructions in the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus. Zimmer and LVB have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

(see page 46)

Zimmer Holdings, Inc.

345 East Main Street

Warsaw, Indiana 46580

(574) 267-6131

Zimmer was incorporated in Delaware in 2001. Its history dates back to 1927, when Zimmer Manufacturing Company, the predecessor of Zimmer, was founded in Warsaw, Indiana. Zimmer and its subsidiaries design, develop, manufacture and market orthopaedic reconstructive, spinal and trauma devices, biologics, dental implants and related surgical products, and provide other healthcare related services. Zimmer’s primary customers include orthopaedic surgeons, neurosurgeons, oral surgeons, dentists, hospitals, stocking distributors, healthcare dealers and, in their capacity as agents, healthcare purchasing organizations or buying groups. These customers range from large multinational enterprises to independent clinicians and dentists. Zimmer and its subsidiaries have operations in more than 25 countries and market products in more than 100 countries.

Zimmer common stock trades on the New York Stock Exchange, which is referred to as the NYSE in this consent solicitation statement/prospectus, and the SIX Swiss Exchange under the symbol “ZMH.”

Additional information about Zimmer and its subsidiaries is included in the documents incorporated by reference into this consent solicitation statement/prospectus. See the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Owl Merger Sub, Inc.

345 East Main Street

Warsaw, Indiana 46580

(574) 267-6131

Merger Sub, an indirect wholly owned subsidiary of Zimmer, is a Delaware corporation that was formed on April 22, 2014 solely for the purpose of entering into the merger agreement and effecting the merger and the other transactions contemplated by the merger agreement. Merger Sub has not engaged, and does not expect to engage, in any other business activities.

LVB Acquisition, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

(574) 267-6639

LVB was incorporated in Delaware in 2007. LVB has no other operations beyond its ownership of Biomet, an Indiana corporation that was incorporated in 1977, which LVB acquired in 2007. Biomet and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet and its subsidiaries’ product portfolio includes hip and knee reconstructive products, sports medicine, extremities and trauma products, spine, bone healing and microfixation products, dental reconstructive products, and cement, biologics and other products. Biomet and its subsidiaries currently distribute products in approximately 90 countries.

LVB common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of LVB common stock.

Additional information about LVB and its subsidiaries is included in the section titled “Information about LVB” beginning on page 143 of this consent solicitation statement/prospectus.

The Merger

(see page 47)

Zimmer and LVB agreed to the acquisition of LVB by Zimmer under the terms of the merger agreement described in this consent solicitation statement/prospectus. Pursuant to the merger agreement, Merger Sub will merge with and into LVB, with LVB continuing as the surviving corporation and an indirect wholly owned subsidiary of Zimmer. Zimmer and LVB have attached the merger agreement as Annex A to this consent solicitation statement/prospectus. Zimmer and LVB encourage you to carefully read the merger agreement in its entirety because it is the legal document that governs the merger.

Effects of the Merger; Merger Consideration

(see page 56)

At the effective time of the merger, each outstanding share of LVB common stock (other than any shares of LVB common stock as to which the holders of such shares have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights, which shares are referred to as dissenting shares in this consent solicitation statement/prospectus, and any shares of LVB common stock owned by Zimmer, Merger Sub or any subsidiary of Zimmer or Merger Sub, or held in treasury of LVB or owned by LVB or any of its subsidiaries) will be cancelled and automatically converted into the right to receive consideration consisting of a combination of cash and shares of Zimmer common stock, which consideration is referred to as the merger consideration in this consent solicitation statement/prospectus.

Upon the terms and subject to the conditions set forth in the merger agreement, holders of outstanding shares of LVB common stock and holders of LVB equity-based awards will receive in the aggregate:

•      32,704,677 shares of Zimmer common stock, which are referred to as the aggregate stock consideration in this consent solicitation statement/prospectus; and

•      $10.35 billion, plus the fair market value of all cash, cash equivalents and marketable securities of LVB and its subsidiaries on the date immediately preceding the closing date of the merger (subject to certain adjustments), plus the amount of certain fees, costs and expenses of LVB, minus the aggregate amount necessary to pay off certain existing funded debt of LVB and its subsidiaries (estimated to be approximately $[—] billion as of [—], 2014), which sum is referred to as the aggregate adjusted cash consideration in this consent solicitation statement/prospectus.

The precise amount of the aggregate merger consideration and the resulting per share merger consideration will not be known until shortly before the effective time of the merger.

The aggregate merger consideration will be allocated among holders of LVB common stock, LVB stock options and LVB stock-based awards. The precise amount of the consideration to be paid to each holder of LVB common stock, LVB stock options or LVB stock-based awards will vary, depending on the amount of the aggregate adjusted cash consideration and the number of shares of LVB common stock, LVB stock options and LVB stock-based awards outstanding immediately prior to the effective time of the merger.

For illustrative purposes only, if the capitalization of LVB immediately prior to the effective time of the merger was the same as on the date of the merger agreement, and assuming, for the purpose of calculating the aggregate adjusted cash consideration, that at the closing of the merger (i) the fair market value of all cash, cash equivalents and marketable securities of LVB and its subsidiaries (subject to certain adjustments) equaled $[—], (ii) the amount of the applicable fees, costs and expenses of LVB equaled $[—] and (iii) the aggregate amount necessary to pay off the applicable funded debt of LVB and its subsidiaries equaled $[—], each LVB stockholder would receive $[—] in cash and [—] shares of Zimmer common stock for each share of LVB common stock.

Zimmer will not issue fractional shares of Zimmer common stock in the merger. As a result, LVB stockholders will receive cash for any fractional share of Zimmer common stock that they would otherwise be entitled to receive in the merger.

For a full description of the merger consideration, see the section titled “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 56 of this consent solicitation statement/prospectus.

Treatment of LVB Stock Options and LVB Stock-Based Awards

(see pages 57 and 82)

Immediately prior to the effective time of the merger, each LVB stock option and each LVB stock-based award outstanding immediately prior to the effective time of the merger will be cancelled.

At, or as promptly as reasonably practicable after, the effective time of the merger, Zimmer will deliver (or will cause the surviving corporation to deliver) in exchange for each cancelled LVB stock option a payment equal to the product of (i) the excess of (a) the sum of the aggregate adjusted cash consideration and the aggregate stock consideration over (b) the sum of the aggregate merger consideration payable to holders of LVB common stock and the aggregate payments in respect of LVB stock-based awards and (ii) the ratio which the per option consideration for such LVB stock option bears to the aggregate of the per option consideration for all LVB stock options. With respect to any LVB stock option, the per option consideration refers to an amount equal to the product of (i) the total number of shares of LVB common stock subject to such LVB stock option and (ii) the excess, if any, of (a) the sum of the cash consideration payable in exchange for each share of LVB common stock in the merger and the product of the fraction of a share of Zimmer common stock issuable in exchange for each share of LVB common stock in the merger, which fraction is referred to as the exchange ratio in this consent solicitation statement/prospectus, and the volume weighted average sales price per share of Zimmer common stock during a specified period prior to the effective time of the merger over (b) the applicable exercise price per share of LVB common stock previously subject to such LVB stock option. Such payment will be comprised of cash and Zimmer common stock based on the ratio which the aggregate adjusted cash consideration or the aggregate stock consideration, respectively, bears to the sum of the value of the aggregate stock consideration and the aggregate adjusted cash consideration (based on the volume weighted average sales price per share of Zimmer common stock during a specified period prior to the effective time of the merger).

At, or as promptly as reasonably practicable after, the effective time of the merger, Zimmer will deliver (or will cause the surviving corporation to deliver) in exchange for each cancelled LVB stock-based award a lump sum cash payment and a payment of Zimmer common stock equal to the merger consideration, which are together referred to as the stock-based award consideration in this consent solicitation statement/prospectus, except that, in the case of leveraged share awards, such payment will be reduced by any unpaid portion of any loan with respect to such award.

For a full description of the treatment of LVB stock options and LVB stock-based awards, see the sections titled “The Merger—Treatment of LVB Stock Options and LVB Stock-Based Awards” beginning on page 57 of this consent solicitation statement/prospectus and “The Merger Agreement—Treatment of LVB Stock Options and LVB Stock-Based Awards” beginning on page 82 of this consent solicitation statement/prospectus.

Ownership of Zimmer Following the Merger

(see page 58)

Zimmer expects to issue 32,704,677 shares of Zimmer common stock in the merger for the outstanding shares of LVB common stock and LVB equity-based awards. Based on the number of shares of Zimmer common stock outstanding on [—], 2014, immediately after completion of the merger, LVB stockholders and holders of LVB equity-based awards immediately prior to the merger are expected to own, in the aggregate, approximately 16% of the then outstanding shares of Zimmer common stock.

Financing for the Merger

(see page 102)

Zimmer intends to fund the cash portion of the merger consideration and other expenses of the merger from cash resources, including cash on hand and new credit facilities and senior unsecured notes. Zimmer and LVB expect to incur approximately $[—] in aggregate fees and expenses in consummating the merger, including financial advisory fees and expenses, legal fees and expenses, accountants’ fees and expenses, SEC registration fees, and printing and mailing expenses.

On May 29, 2014, Zimmer entered into a (i) $7.66 billion 364-day credit agreement among, inter alios, Credit Suisse Securities (USA) LLC as sole lead arranger and sole bookrunner, Credit Suisse AG, Cayman Islands Branch as administrative agent and Zimmer as borrower, which agreement is referred to as the bridge credit agreement in this consent solicitation statement/prospectus, and (ii) $4.35 billion credit agreement among, inter alios, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank N.A. as general administrative agent and Zimmer as borrower, which agreement is referred to as the bank credit agreement, and together with the bridge credit agreement, are referred to as the credit agreements, in this consent solicitation statement/prospectus. The merger agreement does not contain any financing condition. For a more complete description of Zimmer’s debt financing for the merger, see the section titled “Debt Financing” beginning on page 102 of this consent solicitation statement/prospectus.

Risk Factors

(see page 32)

In evaluating the merger agreement and the merger, you should carefully read this consent solicitation statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors” beginning on page 32 of this consent solicitation statement/prospectus.

Record Date; LVB Stockholders Entitled to Consent

(see page 43)

The LVB board of directors has set [—], 2014 as the record date for determining LVB stockholders entitled to sign and deliver written consents with respect to the merger agreement proposal and the “golden parachute” compensation proposal.

Only LVB stockholders of record as of the close of business on the record date are entitled to sign and deliver written consents with respect to the merger agreement proposal and the “golden parachute” compensation proposal. As of the close of business on the record date, there were [—] shares of LVB common stock outstanding and entitled to sign and deliver written consents with respect to the merger agreement proposal and the “golden parachute” compensation proposal. Each share of LVB common stock is entitled to one vote. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on [—], 2014.

Consents; Required Consents

(see page 43)

Written consents from the holders of at least 80% of the outstanding shares of LVB common stock entitled to vote are required to adopt the merger agreement and to approve the “golden parachute” compensation proposal. In connection with the execution of the merger agreement, LVB Acquisition Holding entered into the voting agreement with Zimmer and certain other parties thereto. Under the voting agreement, LVB Acquisition Holding agreed to, promptly following LVB Acquisition Holding’s receipt of this consent solicitation statement/prospectus as declared effective by the SEC, execute and deliver a written consent with respect to (or, if applicable, to vote) the approximately 97% of the outstanding shares of LVB common stock held by LVB

Acquisition Holding adopting the merger agreement and approving the merger. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Submission of Consents

(see page 44)

You may consent to the merger agreement proposal and/or the “golden parachute” compensation proposal with respect to your shares of LVB common stock by completing, dating and signing the written consent enclosed with this consent solicitation statement/prospectus and returning it to LVB.

If you hold shares of LVB common stock as of the close of business on the record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to LVB. Once you have completed, dated and signed the written consent, you may deliver it to LVB by faxing it to LVB Acquisition, Inc., Attention: Secretary, at (574) 372-1960, by emailing a .pdf copy of your written consent to Stockholder_Information@biomet.com or by mailing your written consent to LVB Acquisition, Inc. at 56 East Bell Drive, Warsaw, Indiana 46582, Attention: Secretary.

The LVB board of directors has set 12:00 noon, New York City time, on [—], 2014 as the target date for the receipt of written consents, which is the date on which LVB expects to receive the written consent of LVB Acquisition Holding under the voting agreement. LVB reserves the right to extend the final date for the receipt of written consents beyond [—], 2014. Any such extension may be made without notice to LVB stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Executing Consents; Revocation of Consents

(see page 44)

You may execute a written consent to approve either or both of the merger agreement proposal and the “golden parachute” compensation proposal (which is equivalent to a vote for such proposal(s)) or to disapprove either or both of the merger agreement proposal and the “golden parachute” compensation proposal (which is equivalent to a vote against such proposal(s)). Your consent to the merger agreement proposal is a consent separate and apart from your consent to the “golden parachute” compensation proposal. Accordingly, you may consent to approve the merger agreement proposal and not consent to approve the “golden parachute” compensation proposal and vice versa.

If you do not return your written consent, it will have the same effect as a vote against the merger agreement proposal and the “golden parachute” compensation proposal. If you are a record holder of shares of LVB common stock and you return a signed written consent without indicating your decision on either or both of the merger agreement proposal and the “golden parachute” compensation proposal, you will have consented to the proposal(s) as to which you did not indicate your decision.

If you are a record holder of shares of LVB common stock as of the close of business on the record date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York City time, on [—], 2014 (or, if earlier, before the consents of a sufficient number of shares to approve the applicable proposal have been filed with the Secretary of LVB). If you wish to change or revoke your consent before that time, you may do so by sending a new written consent with a later date to Secretary of LVB at 56 East Bell Drive, Warsaw, Indiana 46582, or by delivering a notice of revocation by faxing it to LVB Acquisition, Inc., Attention: Secretary, at (574) 372-1960, by emailing a .pdf copy of your notice of revocation to Stockholder_Information@biomet.com or by mailing your notice of revocation to LVB Acquisition, Inc. at 56 East Bell Drive, Warsaw, Indiana 46582, Attention: Secretary. However, pursuant to the voting agreement, the written consent to be received by LVB from LVB Acquisition Holding will be irrevocable prior to the termination of the voting agreement in accordance with its terms.

Solicitation of Consents; Expenses

(see page 45)

The expense of preparing, printing and mailing these consent solicitation materials is being borne by LVB (which expenses are subject to reimbursement by Zimmer in accordance with the terms of the merger agreement). Officers and employees of LVB may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the LVB Board of Directors and Its Reasons for the Merger

(see page 59)

After careful consideration, the LVB board of directors has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, LVB and its stockholders. The LVB board of directors recommends that you adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement by executing and delivering the written consent furnished with this consent solicitation statement/prospectus. In addition, the LVB board of directors recommends that you approve, on an advisory (non-binding) basis, the “golden parachute” compensation proposal by written consent.

For a description of various factors considered by the LVB board of directors in reaching its decision to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, see the section titled “The Merger—Recommendation of the LVB Board of Directors and Its Reasons for the Merger” beginning on page 59 of this consent solicitation statement/prospectus.

Stock Ownership of LVB Directors and Executive Officers

(see page 65)

As of the close of business on the record date, excluding shares of LVB common stock held by the sponsor funds, the directors and executive officers of LVB collectively beneficially owned and were entitled to vote [—] shares of LVB common stock, which represent, in the aggregate, approximately [—]% of LVB common stock outstanding on that date.

Interests of Executive Officers and Directors of LVB in the Merger

(see page 65)

In considering the recommendation of the LVB board of directors with respect to the merger agreement and the merger, LVB stockholders should be aware that certain executive officers and directors of LVB have interests in the merger that may be different from, or in addition to, the interests of LVB stockholders generally. These interests include:

•	at the effective time of the merger, each LVB stock option that is held by an employee of LVB (including by an executive officer) and outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be converted into the right to receive an amount in cash and Zimmer common stock equal to the per option consideration;

•	at the effective time of the merger, each LVB stock-based award, including restricted stock units, that is held by an employee of LVB (including by an executive officer) and outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be cancelled in exchange for the right to receive an amount in cash and Zimmer common stock equal to the stock-based award consideration (except that, in the case of leveraged share awards, such payment will be reduced by any unpaid portion of any loan with respect to such award);

•	the executive officers are entitled to receive a prorated portion of the annual bonus otherwise due in respect of LVB’s fiscal year in which the merger is completed;

•	the executive officers are entitled to receive certain severance benefits under their employment agreements with Biomet upon certain qualifying terminations following the closing of the merger;

•	certain executive officers are entitled to receive a transaction bonus upon the closing of the merger;

•	Dr. Miller, a director of LVB, will receive a fee upon the closing of the merger in connection with the termination of his consulting agreement with Biomet;

•	upon the closing of the merger, the management services agreement between LVB and certain affiliates of the sponsors (with whom Messrs. Coslet, Rhodes, Akazhanov, Chu, Jones, Rhee, Michelson and Lin, each a director of LVB, have relationships) will terminate and LVB will pay a one-time fee; and

•	LVB’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

As of the record date, excluding shares of LVB common stock held by the sponsor funds, all directors and executive officers of LVB collectively owned and were entitled to grant consents with respect to [—] shares of LVB common stock, or approximately [—]% of the issued and outstanding shares of LVB common stock as of the close of business on that date. LVB currently expects that its directors and executive officers will deliver written consents adopting the merger agreement.

The LVB board of directors was aware of these interests and considered them, among other matters, in making its recommendation. For estimates of the monetary benefits to be received by, and for a full description of the interests of, LVB’s executive officers and directors in the merger, see the section titled “The Merger—Interests of Executive Officers and Directors of LVB in the Merger” beginning on page 65 of this consent solicitation statement/prospectus.

Listing of Zimmer Common Stock

(see page 73)

Application will be made to have the shares of Zimmer common stock issued in the merger approved for listing on the NYSE.

Deregistration of LVB Common Stock

(see page 73)

If the merger is completed, Zimmer plans to cause LVB to apply to the SEC for the deregistration of LVB common stock. Upon deregistration, LVB would no longer be required to make periodic filings of annual and quarterly reports, current reports or information statements with the SEC.

Appraisal Rights

(see page 73)

Under the DGCL, if an LVB stockholder does not wish to accept the merger consideration and the merger is consummated, such LVB stockholder has the right (assuming all statutory conditions are met) to seek appraisal of his, her or its shares of LVB common stock and to receive payment in cash for the fair value of such shares of LVB common stock as determined by the Delaware Court of Chancery. To exercise appraisal rights, an LVB stockholder must, among other things, submit a written demand for appraisal to LVB or to the surviving corporation, as applicable, within 20 days after the date of mailing of a separate notice that will be mailed to non-consenting LVB stockholders following LVB’s receipt of the requisite written consents to adopt the merger agreement. The demand for appraisal must not be sent before the date of such separate notice. Under Delaware case law, a demand submitted before the date of the notice may not be effective to perfect appraisal rights. Only LVB stockholders of record may submit a demand for appraisal. Therefore, if the shares of LVB common stock held by an LVB stockholder are not registered in his, her or its name, such LVB stockholder will not be able to take these steps, but must have them done by the record holder of such shares of LVB common stock. To preserve the right to demand appraisal of his, her or its shares of LVB common stock, an LVB stockholder must not submit a written consent adopting the merger agreement, or otherwise consent to or vote for the merger agreement proposal, or submit a written consent form that fails to indicate a decision, as such a consent form will be treated as a consent FOR the adoption of the merger agreement. However, so long as an LVB stockholder does not return a consent form at all, it is not necessary for such LVB stockholder to affirmatively vote against the merger agreement proposal or to affirmatively disapprove the merger. In addition, an LVB stockholder must hold his, her or its shares of LVB common stock continuously through the effective time of the merger, meet other statutory conditions and take all other steps required to perfect his, her or its appraisal right, which are not all listed here. A copy of the relevant statute, Section 262 of the DGCL, is attached to this consent solicitation statement/prospectus as Annex D for information purposes only. This consent solicitation statement/prospectus is not intended to constitute the notice of appraisal rights under Section 262 of the DGCL.

Expected Timing of the Merger

(see page 81)

Zimmer and LVB currently expect to complete the merger during the first quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction or waiver of the other conditions to the merger contained in the merger agreement. However, it is possible that factors outside the control of Zimmer and LVB could require Zimmer and LVB to complete the merger at a later date or not complete it at all.

Under the merger agreement, LVB has agreed to allow Zimmer and its financing sources a period of 15 consecutive business days (throughout which the mutual conditions and the conditions to Zimmer’s and Merger Sub’s obligations to consummate the merger are satisfied or waived (other than conditions that by their nature are to be satisfied at the closing of the merger)) to market the debt financing, which period is referred to as the marketing period in this consent solicitation statement/prospectus.

Regulatory Matters

(see page 72)

United States Antitrust.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and related rules, which are collectively referred to as the HSR Act in this consent solicitation statement/prospectus, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, which is referred to as the Antitrust Division in this consent solicitation statement/prospectus, and the United States Federal Trade Commission, which is referred to as the FTC in this consent solicitation statement/prospectus, and all statutory waiting period requirements have been satisfied. Zimmer and LVB filed Notification and Report Forms with the Antitrust Division and the FTC on May 30, 2014. On June 30, 2014, the parties received a Request for Additional Information and Documentary Materials, which is referred to as the second request in this consent solicitation statement/prospectus, from the FTC regarding the proposed merger. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated earlier by the FTC, or as otherwise agreed to among the parties and the FTC.

At any time before or after the effective time of the merger, the Antitrust Division, the FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Zimmer or LVB or subject to other remedies. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

European Union Antitrust.  Both Zimmer and LVB conduct business in Member States of the European Union. Council Regulation (EC) No. 139/2004, as amended, and accompanying regulations, which are collectively referred to as the EU Merger Regulation in this consent solicitation statement/prospectus, require notification to and approval by the European Commission of specific mergers or acquisitions involving parties with worldwide sales and individual European Union sales exceeding specified thresholds before these mergers and acquisitions can be implemented. Zimmer filed its initial notification of the merger to the European Commission on June 3, 2014. On June 11, 2014, the European Commission declared that the initial notification submitted for the merger was incomplete. Zimmer and LVB are in the process of working with the European Commission to provide additional requested information and expect to file an updated notification with the European Commission in the near term. Pursuant to the EU Merger Regulation, the European Commission has 25 business days from the day following the date of receipt of a complete notification, which period may be extended to 35 business days under certain circumstances, in which to consider whether the merger raises serious doubts as to its compatibility with the common market (as defined by the EU Merger Regulation). By the end of that period, the European Commission must either issue a decision clearing the merger, which may be conditional upon satisfaction of the parties’ undertakings, or open an in-depth “Phase II” investigation. A Phase II investigation may last a maximum of an additional 125 business days, subject to certain limited exceptions. At the end of Phase II, the European Commission must either issue a decision clearing the merger, which may be conditional upon satisfaction of the parties’ undertakings, or adopt a decision declaring the merger to be incompatible with the common market (if the European Commission finds that the merger would significantly impede effective competition in the common market or in a substantial part of it), in which case the merger cannot be implemented, unless the European Commission’s decision can be successfully challenged before the European courts.

Other Laws.  In addition to the regulatory approvals described above, notifications of the merger have been filed or may be filed with other governmental agencies for their review and approval under foreign regulatory laws, such as foreign merger control laws. It is possible that any of the governmental entities with which filings have been made may seek, as conditions for granting approval of the merger, various regulatory concessions.

The foregoing is a summary of the material regulatory requirements for the merger, satisfaction or waiver of certain of which requirements is a condition to the completion of the merger. There can be no guarantee as to if and when any of the consents or approvals required for the merger will be obtained or as to the conditions that such consents and approvals may contain. For further information, see the section titled “Risk Factors” beginning on page 32 of this consent solicitation statement/prospectus.

Accounting Treatment

(see page 73)

Zimmer and LVB prepare their financial statements in accordance with accounting principles generally accepted in the United States, which are referred to as GAAP in this consent solicitation statement/prospectus. The merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Zimmer considered as the accounting acquirer and LVB as the accounting acquiree. Accordingly, consideration to be given by Zimmer to complete the merger with LVB will be allocated to assets and liabilities of LVB based on their estimated fair values as of the date of the completion of the merger, with any excess merger consideration being recorded as goodwill.

Exclusivity

(see page 89)

The merger agreement contains provisions that, among other things, prohibit LVB (and require LVB to use its reasonable best efforts to prohibit its affiliates and its and their representatives) from, directly or indirectly, engaging in any negotiations concerning, entering into any agreement regarding or otherwise knowingly facilitating, or otherwise initiating, soliciting or knowingly encouraging or otherwise facilitating any inquiries or the making of an offer or proposal regarding, a competing transaction (as defined in the section titled “The Merger Agreement—Exclusivity” beginning on page 89 of this consent solicitation statement/prospectus), including any acquisition of any material asset or shares of capital stock of LVB or any merger or other business combination involving LVB. The merger agreement does not, however, prohibit the LVB board of directors from withdrawing, amending or modifying its recommendation that LVB stockholders adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, if LVB determines, after consultation with its outside counsel, that the failure to do so would reasonably be likely to be inconsistent with the fiduciary duties of the LVB board of directors to LVB stockholders.

Efforts to Complete the Merger

(see page 90)

Upon the terms and subject to the conditions in the merger agreement, Zimmer and LVB have agreed to use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by the merger agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all governmental authorities and officials and parties to contracts with LVB or any of its subsidiaries that may be or become necessary for the performance of obligations pursuant to the merger agreement and the consummation of the transactions contemplated by the merger agreement.

Zimmer and LVB have agreed that they will, and will cause their respective subsidiaries to, take any and all steps necessary to obtain approval of the consummation of the transactions contemplated by the merger agreement by any antitrust or competition governmental authority so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as reasonably practicable (and in any event prior to the outside date (as defined below)). Neither Zimmer nor any of its subsidiaries and affiliates is obligated to agree to any divestiture of assets or businesses that is not conditioned on the consummation of the merger. Subject to Zimmer’s consent (which consent may not be unreasonably withheld, delayed or conditioned), LVB is obligated to agree to any divestiture of any of its or its subsidiaries’ assets, so long as such divestiture is conditioned on the consummation of the merger.

As a result of these requirements, Zimmer and LVB may be required, subject to the closing of the merger, to divest certain assets or take other actions. For a more complete discussion, see “The Merger Agreement—Efforts to Complete the Merger” beginning on page 90 of this consent solicitation statement/prospectus.

Conditions to Completion of the Merger

(see page 94)

The obligations of each of Zimmer and LVB to complete the merger are subject to the satisfaction (or waiver) of the following conditions:

•	absence of any law or order preventing the consummation of the transactions contemplated by the merger agreement (excluding any such law or order arising under any applicable antitrust, competition, fair trade or similar law other than the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan);

•	expiration or termination of any applicable waiting period under the HSR Act;

•	approval of the European Commission (or, as applicable, any national competition authority in the European Union having jurisdiction under the EU Merger Regulation), and approval or expiration or termination of any applicable waiting period with respect to Japan;

•	effectiveness of the registration statement on Form S-4 of which this consent solicitation statement/prospectus is a part and absence of any stop order, or pending proceedings seeking a stop order, suspending such effectiveness;

•	adoption of the merger agreement by LVB stockholders;

•	approval for listing on the NYSE of the shares of Zimmer common stock to be issued to LVB stockholders in the merger, except that such approval will not be a condition to Zimmer’s and Merger Sub’s obligations to complete the merger if approval of Zimmer stockholders is necessary for such issuance;

•	representations and warranties of the other party being true and correct, subject to, in certain cases, certain materiality or other thresholds, as of the date of the merger agreement and as of the closing of the merger, except for such representations and warranties that are made as of a specific date which must be true and correct as of such date;

•	the other party having performed or complied with, in all material respects, all agreements, covenants and obligations required by the merger agreement to be performed or complied with by it on or prior to the closing of the merger; and

•	receipt of a certificate of a duly authorized officer of the other party certifying as to the satisfaction of the conditions relating to the representations and warranties of such party and the performance of the obligations of such party.

Neither Zimmer nor LVB can give any assurance that all of the conditions to the merger will either be satisfied or waived or when or if the merger will occur.

Termination of the Merger Agreement

(see page 96)

The merger agreement may be terminated at any time prior to the closing of the merger by mutual written consent of Zimmer and LVB. The merger agreement may also be terminated subject to the limitations set forth in the merger agreement:

•	by either Zimmer or LVB if the merger is not completed by April 24, 2015, subject to a 90-day extension in certain circumstances, which date as may be extended, is referred to as the outside date in this consent solicitation statement/prospectus;

•	by either Zimmer or LVB if a non-appealable final law or order preventing the consummation of the transactions contemplated by the merger agreement is in effect (excluding any such law or order arising under any applicable antitrust, competition, fair trade or similar law other than the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan); or

•	by the non-breaching party if there is a breach or inaccuracy in any representation or warranty of the other party, or the other party fails to perform any covenant or agreement, in either case, such that the conditions to completion of the merger relating to representations, warranties and covenants would not be satisfied and the breach, inaccuracy or failure to perform is incapable of being cured or is not cured within 30 days following written notice from the terminating party (or, if earlier, by one business day before the outside date).

Termination Fee

(see page 97)

Zimmer has agreed to pay $800 million to LVB as a termination fee if:

•	the merger agreement is terminated by Zimmer or LVB as a result of any law or order preventing the consummation of the transactions contemplated by the merger agreement arising under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan;

•	the merger agreement is terminated by LVB as a result of Zimmer’s breach of, or failure to perform its obligations under, the covenants relating to antitrust matters and third-party consents; or

•

the merger agreement is terminated by Zimmer or LVB as a result of the closing of the merger not occurring by the outside date, and at or prior to the time of such termination all of the conditions to the obligations of Zimmer to consummate the merger have been satisfied or waived, except for the condition relating to the absence of any law or order preventing the consummation of the transactions contemplated by the merger agreement to the extent such law or order arises under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan.

Specific Performance

(see page 97)

The parties are entitled to an injunction or injunctions to prevent or remedy breaches or threatened breaches of the merger agreement and to enforce specifically its terms and provisions. Such remedy is in addition to any other remedy to which the parties are entitled at law or equity. While LVB may pursue both a grant of specific performance and the payment of the termination fee, LVB will not be entitled to specific performance if it accepts Zimmer’s payment of the termination fee, together with (i) reimbursement for costs and expenses incurred by LVB in connection with Zimmer’s financing for the merger and (ii) interest on, and costs and expenses incurred by LVB in connection with a proceeding to collect, any unpaid termination fee.

Voting Agreement

(see page 100)

In connection with the execution and delivery of the merger agreement, Zimmer entered into the voting agreement with LVB Acquisition Holding and the sponsor funds. Under the voting agreement, LVB Acquisition Holding agreed to execute and deliver, promptly following LVB Acquisition Holding’s receipt of this consent solicitation statement/prospectus as declared effective by the SEC, a written consent adopting the merger agreement and approving the merger, to vote in favor of the adoption of the merger agreement at any meeting of LVB stockholders called to adopt the merger agreement and to vote against (and withhold consent with respect to) any competing transaction. Approximately [—] shares, or approximately [—]%, of LVB common stock outstanding as of the close of business on the record date are subject to the voting agreement. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. The voting agreement will terminate upon the earliest to occur of the effective time of the merger and the termination of the merger agreement. For more information regarding the voting agreement, see the section titled “Material Contracts Between the Parties—The Voting Agreement” beginning on page 100 of this consent solicitation statement/prospectus. The voting agreement is also attached to this consent solicitation statement/prospectus as Annex B.

Stockholders Agreement

(see page 100)

In connection with the execution and delivery of the merger agreement, Zimmer entered into a stockholders agreement with LVB Acquisition Holding and the sponsor funds, which is referred to as the Zimmer stockholders agreement in this consent solicitation statement/prospectus. Pursuant to the terms of the Zimmer stockholders agreement, which will become effective at the closing of the merger, LVB Acquisition Holding (or in certain circumstances, its transferees) will be entitled to designate up to two individuals for nomination to the board of directors of Zimmer, which is referred to as the Zimmer board of directors in this consent solicitation statement/prospectus, so long as the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent a certain specified percentage of the shares acquired by LVB Acquisition Holding in the merger. The Zimmer stockholders agreement also contains other provisions relating to, among other things, limitations on the acquisition of additional equity interests in Zimmer, prohibitions on certain actions relating to Zimmer, transfer restrictions, voting arrangements and registration rights. For more information regarding the Zimmer stockholders agreement, see the section titled “Material Contracts Between the Parties—The Stockholders Agreement” beginning on page 100 of this consent solicitation statement/prospectus. The Zimmer stockholders agreement is also attached to this consent solicitation statement/prospectus as Annex C.

Material United States Federal Income Tax Consequences of the Transaction

(see page 77)

The receipt of the merger consideration in exchange for LVB common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, generally you will recognize capital gain or loss as a result of the merger measured by the difference, if any, between the fair market value of the merger consideration and your adjusted tax basis in the shares of LVB common stock exchanged for the merger consideration in the merger.

You should read the section titled “The Merger—Material United States Federal Income Tax Consequences of the Transaction” beginning on page 77 of this consent solicitation statement/prospectus for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. Zimmer and LVB urge you to consult your tax advisor to determine the tax consequences of the merger to you.

Comparison of Stockholder Rights

(see page 126)

LVB stockholders, whose rights are currently governed by (i) Delaware law, (ii) LVB’s Amended and Restated Certificate of Incorporation, which is referred to as the LVB certificate of incorporation in this consent solicitation statement/prospectus, and the LVB by-laws and (iii) (A) management stockholders’ agreements entered into by LVB, LVB Acquisition Holding and certain affiliates of the sponsors with certain of LVB’s senior executives and other management stockholders on September 13, 2007 and November 6, 2007, respectively, and (B) a stockholders agreement entered into by LVB, LVB Acquisition Holding and certain affiliates of the sponsors with the Dane Miller Trust and the Mary Louise Miller Trust on April 25, 2008, which stockholders agreements are collectively referred to as the LVB stockholders agreements in this consent solicitation statement/prospectus, will, upon completion of the merger, become Zimmer stockholders, and their rights will be governed by (i) Delaware law, (ii) Zimmer’s Restated Certificate of Incorporation and Restated By-Laws, which are referred to as the Zimmer certificate of incorporation and the Zimmer by-laws, respectively, in this consent solicitation statement/prospectus, and (iii) for certain LVB stockholders, the Zimmer stockholders agreement, which becomes effective at the closing of the merger. As a result, LVB stockholders will have different rights once they become Zimmer stockholders due to the differences between the governing documents of LVB and Zimmer. These differences are described in detail in the section titled “Comparison of Stockholder Rights” beginning on page 126 of this consent solicitation statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF ZIMMER

The following table sets forth selected historical consolidated financial data of Zimmer. The historical consolidated financial information of Zimmer as of and for the five fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from Zimmer’s audited historical financial statements, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Zimmer’s historical audited consolidated financial statements for the fiscal years ended December 31, 2013, 2012 and 2011 are contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is incorporated by reference into this consent solicitation statement/prospectus. Zimmer’s historical audited consolidated financial statements for the fiscal years ended December 31, 2010 and 2009 are not incorporated by reference into this consent solicitation statement/prospectus.

The selected historical consolidated financial data of Zimmer as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013 have been derived from Zimmer’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which is incorporated by reference into this consent solicitation statement/prospectus. The selected historical consolidated financial data of Zimmer as of June 30, 2013 has been derived from Zimmer’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which is not incorporated by reference into this consent solicitation statement/prospectus. These financial statements are unaudited, but, in the opinion of Zimmer’s management, contain all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of Zimmer’s financial condition, results of operations and cash flows for the periods presented.

Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. This information is only a summary and should be read in conjunction with Zimmer’s management’s discussion and analysis of results of operations and financial condition and Zimmer’s consolidated financial statements and notes thereto incorporated by reference into this consent solicitation statement/prospectus. For additional information, see the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Consolidated Statements of Earnings

	Six Months Ended June 30,		Fiscal Year Ended December 31,
(in millions)	2014	2013	2013	2012	2011	2010	2009
Net Sales	$2,344.4	$2,308.4	$4,623.4	$4,471.7	$4,451.8	$4,220.2	$4,095.4
Cost of products sold	638.6	616.5	1,286.1	1,125.2	1,122.0	1,012.2	990.7

Gross Profit	1,705.8	1,691.9	3,337.3	3,346.5	3,329.8	3,208.0	3,104.7

Selling, general and administrative	920.1	918.8	1,833.8	1,807.1	1,834.3	1,759.1	1,729.0
Research and development	95.6	108.4	204.2	225.6	238.4	218.5	205.7
Certain claims	21.8	47.0	47.0	15.0	157.8	75.0	35.0
Goodwill impairment charge	—	—	—	96.0	—	204.0	73.0
Intangible asset impairment charge	—	—	—	—	—	—	—
Net curtailment and settlement	—	—	—	—	—	—	(32.1)
Special items	110.6	109.1	216.7	155.4	75.2	34.7	75.3

Operating Profit	557.7	508.6	1,035.6	1,047.4	1,024.1	916.7	1,018.8

Other expense	(10.0)	—	—	—	—	—	—
Interest income	5.4	7.6	15.6	15.6	10.1	3.7	1.8
Interest expense	(30.8)	(36.5)	(70.1)	(72.9)	(55.3)	(60.2)	(22.4)
Earnings before income taxes	522.3	479.7	981.1	990.1	978.9	860.2	998.2
Provision (benefit) for income taxes	125.1	110.0	221.9	237.2	218.9	263.3	280.8

Net earnings (loss)	397.2	369.7	759.2	752.9	760.0	596.9	717.4
Less: Net earnings (loss) attributable to noncontrolling interest	(0.8)	(1.0)	(1.8)	(2.1)	(0.8)	—	—

Net Earnings of Zimmer Holdings, Inc.	$398.0	$370.7	$761.0	$755.0	$760.8	$596.9	$717.4

Earnings (Loss) Per Share

	Six Months Ended June 30,		Fiscal Year Ended December 31,
(in millions, except per share amounts)	2014	2013	2013	2012	2011	2010	2009
Earnings Per Common Share—Basic	$2.36	$2.20	$4.49	$4.32	$4.05	$2.98	$3.34
Earnings Per Common Share—Diluted	$2.32	$2.17	$4.43	$4.29	$4.03	$2.97	$3.32
Weighted Average Common Shares Outstanding
Basic	168.7	168.8	169.6	174.9	187.6	200.0	215.0
Diluted	171.4	170.7	171.8	176.0	188.7	201.1	215.8
Cash Dividends Declared Per Common Share	$0.44	$0.40	$0.80	$0.54	$0.18	—	—

Balance Sheet Data

(in millions)	June 30, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Cash and cash equivalents	$968.7	$1,080.6	$884.3	$768.3	$668.9	$691.7
Current assets less current liabilities	3,276.9	3,166.1	2,842.7	2,409.5	2,307.2	2,047.3
Total assets	9,638.3	9,580.6	9,012.4	8,515.3	$7,999.9	7,785.5
Total debt	1,687.4	1,672.8	1,820.9	1,719.3	1,142.1	1,127.6
Shareholders’ equity	6,452.3	6,300.1	5,866.3	5,514.8	5,771.3	5,638.7

Summary of Cash Flow Data

	Six Months Ended June 30,		Fiscal Year Ended December 31,
(in millions)	2014	2013	2013	2012	2011	2010	2009
Net cash provided by (used in):
Operating activities	$442.9	$370.2	$963.1	$1,151.9	$1,176.9	$1,193.5	$1,117.5
Investing activities	(268.7)	(121.6)	(282.5)	(592.1)	(624.4)	(726.9)	(381.2)
Financing activities	(291.1)	(405.4)	(467.3)	(436.5)	(455.8)	(489.6)	(262.1)

SELECTED HISTORICAL FINANCIAL DATA OF LVB

The following tables set forth selected historical consolidated financial and other data of the Biomet Group. The summary consolidated statement of operations data for the years ended May 31, 2014, May 31, 2013 and May 31, 2012 and the summary consolidated balance sheet data as of May 31, 2014 and May 31, 2013 have been derived from the Biomet Group’s audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus. The summary consolidated statement of operations data for the years ended May 31, 2011 and May 31, 2010 and the summary consolidated balance sheet data as of May 31, 2012 and May 31, 2011 have been derived from the Biomet Group’s audited consolidated financial statements not included in this consent solicitation statement/prospectus.

This information is only a summary and should be read in conjunction with the section titled “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 167 of this consent solicitation statement/prospectus and the Biomet Group’s consolidated financial statements and notes thereto included elsewhere in this consent solicitation statement/prospectus.

Statement of Operations Data

	Fiscal Year Ended May 31,
(in millions)	2014(1)	2013(1)	2012(1)	2011(1)	2010(1)
Net sales	$3,223.4	$3,052.9	$2,838.1	$2,732.2	$2,698.0
Cost of sales	1,040.2	873.4	775.5	724.2	709.9

Gross profit	2,183.2	2,179.5	2,062.6	2,008.0	1,988.1
Selling, general and administrative expense	1,393.2	1,312.5	1,172.2	1,156.2	1,152.3
Research and development expense	169.6	150.3	126.8	119.4	106.6
Amortization	307.2	313.8	327.2	367.9	372.6
Goodwill impairment charge	—	473.0	291.9	422.8	—
Intangible assets impairment charge	—	94.4	237.9	518.6	—

Operating income (loss)	313.2	(164.5)	(93.4)	(576.9)	356.6
Interest expense	355.9	398.8	479.8	498.9	516.4
Other (income) expense	(2.8)	177.8	17.6	(11.2)	(18.1)

Income (loss) before income taxes	(39.9)	(741.1)	(590.8)	(1,064.6)	(141.7)
Provision benefit from income taxes	(115.8)	(117.7)	(132.0)	(214.8)	(94.1)

Net income (loss)	$75.9	$(623.4)	$(458.8)	$(849.8)	$(47.6)

Earnings (Loss) Per Share (Unaudited)

	Fiscal Year Ended May 31,
(shares in millions)	2014	2013	2012	2011	2010
Earnings (loss) per share—basic(2)	$0.14	$(1.13)	$(0.83)	$(1.54)	$(0.09)
Earnings (loss) per share—diluted(2)	$0.14	$(1.13)	$(0.83)	$(1.54)	$(0.09)
Weighted average shares—basic	551.9	551.8	551.9	552.1	552.4
Weighted average shares—diluted	552.3	551.8	551.9	552.1	552.4

Balance Sheet Data

(in millions)	May 31, 2014	May 31, 2013	May 31, 2012	May 31, 2011	May 31, 2010
Current assets less current liabilities	$1,025.9	$1,208.5	$1,200.8	$1,079.0	$786.5
Total assets	9,766.6	9,794.7	10,420.4	11,357.0	11,969.0
Total debt	5,720.4	5,966.4	5,827.8	6,020.3	5,896.5
Shareholder’s equity	2,109.2	1,968.6	2,682.1	3,175.1	3,733.5

Summary of Cash Flow Data

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012	2011	2010
Net cash provided by (used in):
Operating activities	$529.0	$468.5	$377.3	$380.1	$321.5
Investing activities	(365.1)	(488.6)	(144.0)	(205.0)	(182.0)
Financing activities	(273.9)	(134.7)	(38.1)	(51.4)	(159.9)

Other Financial Data

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012	2011	2010
Depreciation and amortization	$501.2	$495.4	$509.4	$549.0	$547.6
Capital expenditures	228.7	204.0	179.3	174.0	186.4
Adjusted EBITDA(3)	1,078.6	1,036.3	997.5	1,008.9	995.7
Adjusted net income(3)	438.4	340.7	241.6	197.3	227.4

(1)	Certain instrument depreciation amounts have been reclassified to conform to the current presentation.
(2)	Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period and include the dilutive impact of stock options using the treasury stock method. Diluted earnings per common share excludes the impact of any restricted stock units as a liquidity event is required for both the time and performance restricted stock units to vest. As of May 31, 2014, 2.6 million time-based restricted stock units were available to vest upon a liquidity event, and 3.6 million performance-based restricted stock units were available to vest as of May 31, 2014 upon occurrence of a liquidity event and achievement of certain investment return metrics as detailed in the 2012 Restricted Stock Unit Plan. See Note 12 to the Biomet Group’s audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus.
(3)	The Biomet Group has included certain non-GAAP financial measures including Adjusted EBITDA and Adjusted net income, each as defined below, which differ from financial measures calculated in accordance with GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. The Biomet Group’s management exercises judgment in determining which types of charges or other items should be excluded from non-GAAP financial measures. The Biomet Group’s management uses this non-GAAP information internally to evaluate the performance of the core operations, establish operational goals and forecasts that are used in allocating resources and to evaluate the Biomet Group’s performance period-over-period. Additionally, the Biomet Group’s management is evaluated on the basis of some of these non-GAAP financial measures when determining achievement of their incentive compensation performance targets. The Biomet Group believes that its disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by the Biomet Group’s management for its financial and operational decision-making and enables investors to better understand the Biomet Group’s period-to-period operating performance. The Biomet Group also believes Adjusted EBITDA and Adjusted net income are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

The Biomet Group defines “Adjusted EBITDA” to mean earnings before interest, taxes, depreciation and amortization, as adjusted for certain expenses. The Biomet Group defines “Adjusted net income” to mean earnings as adjusted for certain expenses. The term “as adjusted,” a non-GAAP financial measure, refers to financial performance measures that exclude certain income statement line items, such as interest, taxes, depreciation or amortization, and/or exclude certain expenses, such as certain litigation expenses, acquisition expenses, operational restructuring charges, advisory fees paid to the sponsor funds, asset impairment charges, losses on extinguishment of debt, purchase accounting costs, losses on swap liabilities and other related charges. In the section titled “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures” beginning on page 181 of this consent solicitation statement/prospectus, the Biomet Group provides further information about the Biomet Group’s calculation of Adjusted EBITDA and Adjusted net income, as well as information about where these expenses are reflected in the line items of the Biomet Group’s income statement prepared in accordance with GAAP.

Adjusted EBITDA and Adjusted net income do not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with GAAP. Adjusted EBITDA and Adjusted net income have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Biomet Group’s results as reported under GAAP. Some of the limitations are:

•	Adjusted EBITDA and Adjusted net income do not reflect the Biomet Group’s cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, the Biomet Group’s working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Biomet Group’s debt; and

•	several of the adjustments that the Biomet Group uses in calculating Adjusted EBITDA and Adjusted net income, such as asset impairment charges, while not involving cash expense, do have a negative impact on the value of the Biomet Group’s assets as reflected in the Biomet Group’s consolidated balance sheet prepared in accordance with GAAP.

Adjusted EBITDA, as calculated below, differs from adjusted EBITDA as calculated for purposes of compliance with the Biomet Group’s senior secured credit facilities.

Reconciliations of historical net income (loss) to Adjusted EBITDA and Adjusted net income are set forth in the following table:

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012	2011	2010
Adjusted EBITDA:
Net income (loss), as reported	$75.9	$(623.4)	$(458.8)	$(849.8)	$(47.6)
Plus (minus):
Interest expense	355.9	398.8	479.8	498.9	516.4
Provision (benefit) from income taxes	(115.8)	(117.7)	(132.0)	(214.8)	(94.1)
Depreciation and amortization	501.2	495.4	509.4	549.0	547.6
Special items, before amortization and depreciation from purchase accounting, interest and tax(a)	261.4	883.2	599.1	1,025.6	73.4

Adjusted EBITDA	$1,078.6	$1,036.3	$997.5	$1,008.9	$995.7

Adjusted net income:
Net income (loss), as reported	$75.9	$(623.4)	$(458.8)	$(849.8)	$(47.6)
Plus:
Special items, after tax(b)	362.5	964.1	700.4	1,047.1	275.0

Adjusted net income	$438.4	$340.7	$241.6	$197.3	$227.4

(a)	A reconciliation of special items, before amortization and depreciation from purchase accounting, interest and tax is as follows:

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012	2011	2010
Special items
Certain litigation expenses(1)	134.9	57.9	8.6	12.5	10.7
Acquisition expenses(2)	35.5	16.7	4.6	—	—
Operational restructuring(3)	73.3	59.1	45.8	61.6	43.3
Sponsor funds fee(4)	11.1	11.0	10.3	10.1	10.1
Asset impairment(5)	—	567.4	529.8	941.4	—
Loss on extinguishment of debt(6)	6.6	171.1	—	—	—
Greece bad debt expense(7)	—	—	—	—	9.3
Special items, before amortization and depreciation from purchase accounting, interest and tax	$261.4	$883.2	$599.1	$1,025.6	$73.4

(b)	A reconciliation of special items, after tax is as follows:

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012	2011	2010
Special items, before amortization and depreciation from purchase accounting, interest and tax	$261.4	$883.2	$599.1	$1,025.6	$73.4
Amortization and depreciation from purchase accounting(8)	295.5	299.6	325.6	376.3	386.2
Loss on swap liability(9)	21.8	—	—	—	—
Tax effect(10)	(216.2)	(218.7)	(224.3)	(354.8)	(184.6)
Special items, after tax	$362.5	$964.1	$700.4	$1,047.1	$275.0

(1)	Certain litigation, including expenses, settlements and adjustments to reserves during the year, including the metal-on-metal hip products litigation described in the section titled “Information about LVB—Legal Matters” beginning on page 162 of this consent solicitation statement/prospectus, that the Biomet Group believes are not reflective of the Biomet Group’s ongoing operational performance are excluded from non-GAAP financial measures. The Biomet Group incurs legal and settlement expenses in the ordinary course of the Biomet Group’s business, but the Biomet Group believes the items included in this line are unusual either in amount or subject matter. The Biomet Group believes this information is useful to investors in that it aids period-over-period comparability.
(2)	The Biomet Group excludes acquisition-related expenses for the 2012 Trauma Acquisition, the 2013 Spine Acquisition, the 2007 Acquisition and the merger (as such terms are defined in this consent solicitation statement/prospectus), from non-GAAP financial measures that are not reflective of the Biomet Group’s ongoing operational performance.
(3)	Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include (i) abnormal manufacturing variances related to temporary redundant overhead costs within the Biomet Group’s plant network as the Biomet Group continues to rationalize and move production to the Biomet Group’s larger operating locations in order to increase manufacturing efficiency, (ii) consulting expenses related to operational initiatives and other related costs, (iii) product rationalization charges to increase efficiencies among the Biomet Group’s products and reduce product overlap, including steps the Biomet Group takes to integrate products the Biomet Group acquires and (iv) the loss on the divestiture of the Biomet Group’s bracing business in fiscal year 2013. The Biomet Group excludes these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(4)

Upon completion of the 2007 Acquisition (as defined below), the Biomet Group entered into a management services agreement with the sponsor funds, pursuant to which the sponsor funds or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties, who are collectively referred to as the sponsor fund managers in this consent solicitation statement/prospectus, provide management, advisory, and consulting services to the Biomet Group. Pursuant to such agreement, the sponsor funds receive a quarterly monitoring fee equal to 1% of the Biomet Group’s quarterly Adjusted EBITDA (as defined by the Biomet Group’s senior secured credit facilities) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the sponsor fund managers in connection with the agreement. The Biomet Group excludes these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability
(5)	Non-cash asset impairment charges are excluded from non-GAAP financial measures because they are not reflective of the Biomet Group’s ongoing operational performance or liquidity.

•	During fiscal year 2013, the Biomet Group recorded a $473.0 million goodwill impairment charge and a $94.4 million definite and indefinite-lived intangible asset impairment charge associated with its dental reconstructive and Europe reporting units.

•	During fiscal year 2012, the Biomet Group recorded a $291.9 million goodwill impairment charge and a $237.9 million definite and indefinite-lived intangible asset impairment charge primarily associated with its dental reconstructive and spine and bone healing reporting units.

•	During fiscal year 2011, the Biomet Group recorded a $422.8 million goodwill impairment charge and a $518.6 million definite and indefinite-lived intangible asset impairment charge primarily associated with its Europe reporting unit.

The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.

(6)	Loss on extinguishment of debt charges include write off of deferred financing fees, dealer manager fees and tender/call premium on retirement of bonds. The Biomet Group excludes these charges from non-GAAP measures because they are not reflective of the Biomet Group’s ongoing operational performance or liquidity. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(7)	This charge is related to the proposal the Greek government announced on June 15, 2010 to settle its outstanding debts from 2007 through 2009 primarily by issuing zero-coupon bonds. The Biomet Group excludes this charge from non-GAAP measures primarily because it is not reflective of the ongoing operating results. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(8)	Amortization and depreciation from purchase accounting adjustments that are related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition (as such terms are defined in this consent solicitation statement/prospectus), are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting in the 2012 Trauma Acquisition and 2013 Spine Acquisition. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by management to assess ongoing operational performance.
(9)	Loss on swap liability charges include a one-time charge to interest expense related to the termination of the Biomet Group’s euro-denominated term loans. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(10)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents summary unaudited pro forma condensed combined financial information about the financial condition and results of operations of Zimmer after giving effect to the merger. The summary unaudited pro forma condensed combined statement of earnings data for the six months ended June 30, 2014 and the year ended December 31, 2013 give effect to the merger as if the merger had taken place on January 1, 2013. The summary unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had taken place on June 30, 2014. Zimmer and LVB have different fiscal year ends, with the most recent annual period of Zimmer ended on December 31, 2013, and the most recent annual period of LVB for which audited financial statements are available ended on May 31, 2014. As such, amounts related to the historical operations of LVB have been adjusted to align the period over which those operations occurred with the periods presented. In addition, certain line items of the balance sheet and income statements were combined or reclassified in order to make the information comparable.

The summary unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the consolidated financial statements and related notes of Zimmer incorporated by reference into this consent solicitation statement/prospectus, and the consolidated financial statements and related notes of LVB included elsewhere in this consent solicitation statement/prospectus, together with the more detailed unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 106 of this consent solicitation statement/prospectus. For further information with respect to documents incorporated by reference into this consent solicitation statement/prospectus, see the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus. The summary unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.

Consolidated Statements of Earnings

(in millions)	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Net Sales	$4,007.2	$7,729.9
Cost of products sold	1,063.5	2,022.0

Gross Profit	2,943.7	5,707.9

Selling, general and administrative	1,632.3	3,161.7
Research and development	185.7	360.2
Amortization	242.5	483.9
Certain claims	114.7	107.0
Goodwill impairment charge	—	473.0
Intangible assets impairment charge	—	97.5
Special items	146.3	260.0

Operating Profit	622.2	764.6

Other income (expense)	8.7	(22.2)
Interest income	5.4	15.6
Interest expense	(131.8)	(525.8)

Earnings before income taxes	504.5	232.2
Provision (benefit) for income taxes	47.6	76.8

Net earnings (loss)	456.9	155.4
Less: Net earnings (loss) attributable to noncontrolling interest	(0.8)	(1.8)

Net Earnings of Combined Company	$457.7	$157.2

Balance Sheet Data

(in millions)	As of June 30, 2014
Cash and cash equivalents	$490.5
Current assets less current liabilities	(3,318.6)
Total assets	27,453.5
Total debt	12,097.4
Shareholders’ equity	9,505.9

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth for the periods presented certain historical per share data of Zimmer common stock and LVB common stock on a historical basis and on unaudited pro forma and pro forma equivalent bases after giving effect to the merger under the acquisition method of accounting. The historical per share data of Zimmer and LVB has been derived from, and should be read in conjunction with, the historical financial statements of Zimmer incorporated by reference into this consent solicitation statement/prospectus and the historical financial statements of LVB and notes thereto included elsewhere in this consent solicitation statement/prospectus. The unaudited pro forma per share data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 106 of this consent solicitation statement/prospectus. The unaudited pro forma and pro forma equivalent income and dividend per share data for the six months ended June 30, 2014 were prepared based on the unaudited condensed consolidated financial statements of Zimmer for the six month period ended June 30, 2014 and the audited consolidated financial statements of LVB for the year ended May 31, 2014 and the unaudited condensed consolidated financial statements of LVB for the six month period ended November 30, 2013. The unaudited pro forma and pro forma equivalent income and dividend per share data for the year ended December 31, 2013 were prepared based on the audited consolidated financial statements of Zimmer for the year ended December 31, 2013 and of LVB for the years ended May 31, 2014 and 2013 and the unaudited condensed consolidated financial statements of LVB for the six month periods ended November 30, 2013 and 2012. The pro forma and pro forma equivalent net book value per share reflect the merger as if it had been effective on June 30, 2014 and were prepared based on the unaudited condensed consolidated balance sheet of Zimmer as of June 30, 2014 and the audited consolidated balance sheet of LVB as of May 31, 2014.

The unaudited pro forma equivalent data of LVB was calculated by multiplying the corresponding unaudited pro forma consolidated data of Zimmer by the ratio (0.06) which the maximum total number of shares of Zimmer common stock to be issued as part of the merger consideration (32,704,677) bears to the number of outstanding LVB common stock as of May 31, 2014 (552,484,996). These computations exclude the benefit to LVB stockholders from receiving the cash portion of the merger consideration. The actual exchange ratio may vary as described in this consent solicitation statement/prospectus. This data shows how each share of LVB common stock would have participated in net income and book value of Zimmer if the companies had always been consolidated for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to reflect future per share levels of net income and book value of Zimmer.

	Six Months Ended June 30, 2014	Fiscal Year Ended December 31, 2013
	(Unaudited)
Zimmer—Historical
Per common share data:
Net earnings:
Basic	$2.36	$4.49
Diluted	2.32	4.43
Dividends declared per share	0.44	0.80
Book value per share (basic)	38.22	37.10

	Six Months Ended May 31, 2014	Twelve Months Ended November 30, 2013
LVB—Historical
Per common share data:
Net earnings:
Basic	$0.07	$(0.89)
Diluted	0.07	(0.89)
Dividends declared per share:	—	—
Book value per share (basic):	3.82	3.75

	Six Months Ended June 30, 2014	Fiscal Year Ended December 31, 2013
	(Unaudited)
Zimmer—Unaudited Pro Forma Combined with LVB
Per common share data:
Net earnings:
Basic	$2.27	$0.78
Diluted	2.24	0.77
Dividends declared per share:	0.44	0.80
Book value per share (basic):	47.18	N/A
LVB—Unaudited Pro Forma Equivalents
Per common share data:
Net earnings:
Basic	$0.14	$0.05
Diluted	0.13	0.05
Dividends declared per share:	0.03	0.05
Book value per share (basic):	2.83	N/A

MARKET VALUE OF ZIMMER SECURITIES

Zimmer common stock trades on the NYSE and the SIX Swiss Exchange under the symbol “ZMH.”

The following table sets forth the high, low and closing prices per share for Zimmer common stock as reported on the NYSE, on April 23, 2014, the last trading day before Zimmer and LVB announced the merger, and August 25, 2014, the most recent practicable date prior to the filing of this consent solicitation statement/prospectus.

	Zimmer Common Stock
	High	Low	Close
April 23, 2014	$91.94	$91.10	$91.45
August 25, 2014	$101.04	$99.98	$100.46

There is no established public trading market for LVB common stock. LVB stockholders are urged to obtain current market quotations for Zimmer common stock and to review carefully the other information contained in this consent solicitation statement/prospectus or incorporated by reference into this consent solicitation statement/prospectus, when considering whether to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. See “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information included in and incorporated by reference into this consent solicitation statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this consent solicitation statement/prospectus, LVB stockholders should consider carefully the matters described below in determining whether to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. In addition, LVB stockholders should read and consider the risks associated with an investment in Zimmer common stock. These risks can be found in Zimmer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus. For further information regarding the documents incorporated into this consent solicitation statement/prospectus by reference, see the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Risks Relating to the Merger

There is no assurance when or if the merger will be completed. Any delay in completing the merger may substantially reduce the benefits that Zimmer and LVB expect to obtain from the merger.

Completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement. There can be no assurance that Zimmer and LVB will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived. For a discussion of the conditions to the completion of the merger, see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 94 of this consent solicitation statement/prospectus. If the merger and the integration of the companies’ respective businesses are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that Zimmer and LVB expect to achieve as a result of the merger and could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the merger.

Zimmer and LVB can agree at any time to terminate the merger agreement, even if LVB stockholders have already adopted the merger agreement and thereby approved the merger and the other transactions contemplated by the merger agreement. Zimmer and LVB can also terminate the merger agreement under other specified circumstances. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 96 of this consent solicitation statement/prospectus.

Zimmer is expected to incur substantial expenses related to the merger and the integration of LVB.

Zimmer is expected to incur substantial expenses in connection with the merger and the integration of LVB. Specifically, based on estimates as of June 30, 2014, Zimmer expects to incur approximately $40 million of transaction costs related to the merger. Additionally, there are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, billing, payroll, manufacturing, marketing and employee benefits. While Zimmer expects to incur after-tax integration and restructuring costs and other costs incurred to execute the transaction following completion of the merger in 2015 that are estimated to range between $250 million and $350 million, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Zimmer expects to achieve from elimination of duplicative expenses and the realization of economies of scale and cost savings. Although Zimmer and LVB expect that the realization of efficiencies related to the integration of the businesses may offset incremental transaction, merger-related and restructuring costs over time, Zimmer and LVB cannot give any assurance that this net benefit will be achieved in the near term, or at all.

Zimmer and LVB may be unable to obtain the regulatory approvals required to complete the merger.

Completion of the merger is conditioned upon, among other conditions, the expiration or termination of any waiting period under the HSR Act, the approval of the European Commission pursuant to the EU Merger Regulation and the receipt of approval or expiration or termination of any waiting period under applicable antitrust, competition, fair trade or similar laws of Japan. Zimmer and LVB are pursuing all required consents, orders and approvals in accordance with the merger agreement. These consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Zimmer or LVB or may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. The merger agreement requires Zimmer and LVB, among other things, to accept all such conditions, divestitures, requirements, limitations, costs or restrictions that may be imposed by regulatory entities. Such conditions, divestitures, requirements, limitations, costs or restrictions may jeopardize or delay completion of the merger, may reduce the anticipated benefits of the merger or may result in the abandonment of the merger. Further, no assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals.

Covenants in the merger agreement place certain restrictions on LVB’s conduct of business prior to the closing of the merger.

The merger agreement restricts LVB from taking certain specified actions without Zimmer’s consent while the merger is pending. These restrictions may prevent LVB from pursuing otherwise attractive business opportunities or other capital structure alternatives and making other changes to its business or executing certain of its business strategies prior to the completion of the merger.

The announcement and pendency of the merger could have an adverse effect on Zimmer’s and/or LVB’s business, financial condition, results of operations or business prospects.

The announcement and pendency of the merger could disrupt Zimmer’s and/or LVB’s businesses in the following ways, among others:

•	Zimmer’s and/or LVB’s employees may experience uncertainty regarding their future roles in the combined company, which might adversely affect Zimmer’s and/or LVB’s ability to retain, recruit and motivate key personnel;

•	the attention of Zimmer’s and/or LVB’s management may be directed towards the completion of the merger and other transaction-related considerations and may be diverted from the day-to-day business operations of Zimmer and/or LVB, as applicable, and matters related to the merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Zimmer and/or LVB, as applicable; and

•	customers, suppliers and other third parties with business relationships with Zimmer and/or LVB may decide not to renew or may decide to seek to terminate, change and/or renegotiate their relationships with Zimmer and/or LVB as a result of the merger, whether pursuant to the terms of their existing agreements with Zimmer and/or LVB or otherwise.

Any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Zimmer and/or LVB.

The merger agreement contains provisions that limit LVB’s ability to pursue alternatives to the merger, which could discourage a potential acquirer of LVB from making an alternative transaction proposal.

The merger agreement contains provisions that make it more difficult for LVB to sell its business to a party other than Zimmer. These provisions include the general prohibition on LVB taking certain actions prior to the termination of the merger agreement that might lead to or otherwise facilitate a proposal by a third party for a competing transaction. These provisions might discourage a third party that might have an interest in acquiring all or a significant part of the stock, properties or assets of LVB from considering or proposing such acquisition. In addition, LVB Acquisition Holding, which owns approximately 97% of the outstanding shares of LVB common stock, has entered into the voting agreement with Zimmer, pursuant to which LVB Acquisition Holding has agreed to vote against (and withhold consent with respect to) any competing transaction.

Failure to complete the merger could negatively impact the future business and financial results of Zimmer and LVB.

If the merger is not completed, the ongoing businesses of Zimmer and LVB may be adversely affected. Zimmer and LVB will be subject to several risks, including the following:

•	having to pay certain costs relating to the merger, such as legal, accounting, financial advisory, filing and printing fees; and

•	focusing each company’s management on the merger instead of on pursuing other opportunities that could have been beneficial to each company and its stockholders, in each case, without realizing any of the benefits of having the merger completed.

Zimmer and LVB cannot assure their respective stockholders that, if the merger is not completed, these risks will not materialize and will not materially adversely affect the business and financial results of either company.

Zimmer’s share price may fluctuate prior to the completion of the merger, and the value of the merger consideration at the closing of the merger may not be the same as at the time of the signing of the merger agreement or on the date of this consent solicitation statement/prospectus.

Upon completion of the merger, shares of LVB common stock will be converted into the merger consideration, which will consist of cash and shares of Zimmer common stock. Any change in the market price of Zimmer common stock prior to completion of the merger will affect the dollar value of the merger consideration that LVB stockholders receive upon completion of the merger. Changes in the market price of Zimmer common stock could result from a variety of factors, many of which are beyond Zimmer’s control, including:

•	general market and economic conditions, including market conditions in the orthopaedic and musculoskeletal devices industry;

•	actual or expected variations in results of operations;

•	changes in recommendations by securities analysts;

•	operations and stock performance of industry participants;

•	significant acquisitions or strategic alliances by competitors;

•	sales of Zimmer common stock, including sales by Zimmer’s directors and officers or significant investors;

•	recruitment or departure of key personnel;

•	loss of customers or suppliers; and

•	failure to achieve the perceived benefits of the merger as rapidly as, or to the extent, expected.

The issuance of Zimmer common stock in connection with the merger could decrease the market price of Zimmer common stock.

In connection with the merger and as part of the merger consideration, Zimmer will issue shares of Zimmer common stock to LVB stockholders. The issuance of Zimmer common stock in the merger may result in fluctuations in the market price of Zimmer common stock, including a stock price decrease.

LVB stockholders will have a reduced ownership and voting interest in Zimmer after the merger relative to their current ownership and voting interest in LVB and, as a result, will be able to exert less influence over management.

In the merger, each LVB stockholder will receive shares of Zimmer common stock as a portion of the merger consideration, which will result in such LVB stockholder becoming a stockholder of Zimmer with a percentage ownership of Zimmer after the merger that is smaller than such stockholder’s current percentage ownership of LVB. It is expected that LVB stockholders and holders of LVB equity-based awards immediately prior to the merger will own, in the aggregate, approximately 16% of the outstanding shares of Zimmer common stock immediately after the completion of the merger. Accordingly, LVB stockholders will have substantially less influence on the management and policies of Zimmer after the merger than they now have with respect to the management and policies of LVB.

There has been no public market for LVB common stock and the lack of a public market makes it difficult to determine the fair market value of LVB.

The outstanding capital stock of LVB is privately held and is not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of LVB than if LVB common stock were traded publicly. The value ascribed to LVB’s securities in other contexts may not be indicative of the price at which LVB common stock may have traded if it were traded on a public market. The merger consideration to be paid to LVB stockholders was determined based on negotiations between the parties and likewise may not be indicative of the price at which LVB common stock may have traded if it were traded on a public market.

Directors and officers of LVB may have conflicts of interest that may influence them to support or approve the merger.

Although the LVB board of directors recommends to LVB stockholders that they adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, LVB stockholders should be aware that certain members of the LVB board of directors and executive officers of LVB have interests in the transactions contemplated by the merger agreement that may be different from, or are in addition to, the general interests of LVB stockholders, as described in the section titled “The Merger—Interests of Executive Officers and Directors of LVB in the Merger” beginning on page 65 of this consent solicitation statement/prospectus. These interests include, among other things, arrangements that provide for severance benefits in the event certain executives’ employment is terminated under certain circumstances following completion of the merger, transaction bonuses, payments in return for cancellation of LVB equity-based awards, fees upon the termination of consulting and management services agreements and rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the merger. LVB stockholders should consider whether these interests may have influenced the directors and executive officers of LVB to support or recommend the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes or other causes.

In general, either party can refuse to complete the merger if there is a material adverse effect (as defined in the merger agreement) affecting the other party prior to the closing of the merger. However, some types of changes do not permit either party to refuse to complete the merger, even if such changes would have a material adverse effect on Zimmer or LVB. If adverse changes occur but Zimmer and LVB must still complete the merger, the market price of Zimmer common stock may suffer. For a more complete discussion of what constitutes a material adverse effect on Zimmer or LVB under the merger agreement, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 84 of this consent solicitation statement/prospectus.

Risks Relating to the Combined Company Following the Merger

LVB and Biomet have identified a material weakness in their internal control over financial reporting for income taxes that could cause investors to lose confidence in the reliability of the combined company’s financial statements.

In the preparation of their combined annual report on Form 10-K for the fiscal year ended May 31, 2014, each of LVB’s and Biomet’s management identified a material weakness in its internal control over financial reporting as of May 31, 2014, arising from internal control deficiencies relating to its income tax provision and related balance sheet accounts. LVB and Biomet disclosed in the annual report that LVB and Biomet did not maintain effective controls over the accuracy of the income tax provision and related balance sheet accounts. Specifically, LVB and Biomet disclosed that deficiencies in LVB’s and Biomet’s controls over the processes and procedures related to certain transfer pricing matters, combined with insufficient levels of review of the income tax provision, when considered in the aggregate, were such that there exists a reasonable possibility that a material misstatement of the consolidated financial statements or disclosures would not have been prevented or detected on a timely basis. LVB and Biomet disclosed that, as such, these control deficiencies, in the aggregate, result in a material weakness. Due to the identification of a material weakness in internal control over financial reporting, LVB’s and Biomet’s Chief Executive Officer and Chief Financial Officer concluded that, as of May 31, 2014, LVB’s and Biomet’s disclosure controls and procedures were not effective. LVB and Biomet stated in the annual report that the material weakness did not result in any material misstatement of LVB’s and Biomet’s financial statements and disclosures for the years ended May 31, 2014, 2013, and 2012.

LVB and Biomet stated in the annual report that LVB and Biomet will continue to evaluate, upgrade and enhance their internal controls, including the remediation of the material weakness. Because of inherent limitations, their internal control over financial reporting may not prevent or detect misstatements, errors or omissions, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with their policies or procedures may deteriorate. Insufficient internal controls could also cause investors to lose confidence in the combined company’s reported financial information following the merger.

Successful integration of LVB with Zimmer and successful operation of the combined company are not assured. Also, integrating Zimmer’s business with that of LVB may divert the attention of management away from operations.

If the merger is completed, LVB will become an indirect wholly owned subsidiary of Zimmer but will initially continue its operations on a basis that is separate from Zimmer’s operations. There can be no assurance that after the merger LVB will be able to maintain and grow its business and operations. In addition, the market segments in which LVB operates may experience declines in demand and/or new competitors. Integrating and coordinating certain aspects of the operations and personnel of LVB with Zimmer will involve complex operational, technological and personnel-related challenges. This process will be time-consuming and expensive, may disrupt the businesses of either or both of the companies and may not result in the full benefits expected by Zimmer and LVB, including cost synergies expected to arise from supply chain efficiencies and overlapping general and administrative functions. The potential difficulties, and resulting costs and delays, include:

•	managing a larger combined company;

•	consolidating corporate and administrative infrastructures;

•	issues in integrating manufacturing, warehouse and distribution facilities, research and development and sales forces;

•	difficulties attracting and retaining key personnel;

•	loss of customers and suppliers and inability to attract new customers and suppliers;

•	unanticipated issues in integrating information technology, communications and other systems;

•	incompatibility of purchasing, logistics, marketing, administration and other systems and processes; and

•	unforeseen and unexpected liabilities related to the merger or LVB’s business.

Additionally, the integration of Zimmer’s and LVB’s operations, products and personnel may place a significant burden on management and other internal resources. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm the combined company’s business, financial condition and operating results.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the merger.

The pro forma financial statements contained in this consent solicitation statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the merger for several reasons. The pro forma financial statements have been derived from the historical financial statements of Zimmer and LVB and adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating Zimmer and LVB are not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the completion of the merger may not be consistent with, or evident from, these pro forma financial statements. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any decline or potential decline in the combined company’s financial condition or results of operations may cause significant variations in the market price of Zimmer common stock.

Litigation could be costly and harmful to the combined company’s business.

Zimmer and LVB have been from time to time, and may currently be, involved in claims and legal proceedings relating to contractual, employment, product liability, intellectual property and other matters incidental to the conduct of their businesses. In particular, Zimmer’s and LVB’s businesses expose Zimmer and LVB to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Any product liability claims brought against Zimmer or LVB or against the combined company, with or without merit, may be costly to defend. Product liability lawsuits and claims, safety alerts or product recalls, regardless of their ultimate outcome, could have a material adverse effect on the combined company’s business and reputation and on its ability to attract and retain customers. Although Zimmer and LVB do not believe that any currently pending claims or legal proceedings are likely to result in an unfavorable outcome that would have a material adverse effect on the combined company’s financial condition or results of operations, it is possible that such claims and legal proceedings could result in such unfavorable outcomes, and the combined company is expected to be the subject of new claims and legal proceedings in the ordinary course of its business. See the section titled “Information about LVB—Legal Matters” beginning on page 162 of this consent solicitation statement/prospectus.

The combined company, like other companies in the orthopaedic industry, may be involved in governmental investigations, the results of which may adversely impact its business and results of operations.

The combined company will be subject to various federal and state laws concerning healthcare fraud and abuse, including false claims laws and anti-kickback laws, such as the Federal Anti-Kickback Statute and similar state laws, to which Zimmer and LVB are subject. In addition, the combined company will be, as Zimmer and LVB are, subject to various federal and foreign laws concerning anti-corruption and anti-bribery matters, sales to countries or persons subject to economic sanctions and other matters affecting its international operations. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, fines, imprisonment and, within the United States, exclusion from participation in government healthcare programs, including Medicare, Medicaid and Veterans Administration health programs. These laws are administered by, among others, the U.S. Department of Justice, referred to as the DOJ in this consent solicitation statement/prospectus, the Office of the Inspector General of the U.S. Department of Health and Human Services, the SEC, the Office of Foreign Assets Control, the Bureau of Industry and Security of the U.S. Department of Commerce and state attorneys general. The interpretation and enforcement of these laws and regulations are uncertain and subject to change.

Zimmer and LVB from time to time are, and the combined company may continue to be, the subject of governmental investigations under these laws and regulations. See the section titled “Information about LVB—

Legal Matters” beginning on page 162 of this consent solicitation statement/prospectus. If, as a result of such governmental investigations, the combined company is found to have violated one or more applicable laws, the combined company’s business, financial condition, results of operations and cash flows could be materially adversely affected. If the combined company’s business practices are challenged as unlawful, the combined company may have to modify those practices, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The combined company’s global manufacturing operations, distribution warehouses, and sales offices may be exposed to political and economic risks, commercial volatility, and events beyond its control in the countries in which it operates.

Zimmer and LVB maintain manufacturing facilities, offices and warehouse facilities in various countries and regions, including Canada, Europe, Asia Pacific and Latin America.

LVB currently conducts manufacturing operations in Jinhua, Zhejiang Province, China and Changzhou, Jiangsu Province, China, and Zimmer maintains a significant manufacturing location in Beijing, China. The combined company’s future business strategy may involve the operation of other manufacturing facilities in China. As a result of this initiative, the combined company will be exposed to all the risks inherent in operating in an emerging market like China. In recent years the Chinese economy has undergone various developments, including beginning the transition from a more heavily government influenced-planned economy to a more market-oriented economy. Despite this transition, the Chinese government continues to own significant production assets and exercises significant control over economic growth.

The combined company’s international operations, including any planned future expansion in China, may be subject to greater or new political, legal and economic risks than those faced by its operations in the United States, including such risks as those arising from:

•	unexpected changes in foreign or domestic legal, regulatory or governmental requirements or approvals, such as those related to taxation, lending, import and tariffs, environmental regulations, land use rights, intellectual property and other matters;

•	unexpected increases in taxes, tariffs and other assessments;

•	diminished protection of intellectual property;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing, training and managing foreign operations;

•	differing legal and labor regulations;

•	political and economic instability; and

•	operating in a market with a less developed supply chain, transportation and distribution infrastructure.

Due to these inherent risks, there can be no assurance that the combined company will achieve anticipated benefits from global operations because any of these factors may, individually or collectively, have a material adverse effect on the combined company’s business, financial condition, results of operations and cash flows.

The combined company’s business may suffer if it does not retain its senior management.

The combined company’s future success requires it to continue to attract and retain competent personnel. In particular, the combined company’s future success will depend on its senior management. As a result of the merger, Zimmer’s and LVB’s current and prospective employees could experience uncertainty about their future roles and the integration process. The loss of services of members of the combined company’s senior management team could adversely affect its business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and the combined company may be unable to locate or employ qualified personnel on acceptable terms.

Zimmer will incur substantial additional indebtedness in connection with the merger, may not be able to refinance the bridge credit agreement on favorable terms, if drawn upon, and may not be able to meet all of its debt obligations.

In connection with the merger, Zimmer entered into the $7.66 billion bridge credit agreement and the $4.35 billion bank credit agreement. Proceeds from the bank credit agreement and the anticipated issuance of up to $7.66 billion in aggregate principal amount of senior unsecured notes (or, if senior unsecured notes are not issued and sold prior to the closing date of the merger, drawings under the bridge credit agreement) will be used to finance, in part, the cash consideration for the merger and to pay fees and expenses incurred in connection with the merger. Zimmer’s debt outstanding as of June 30, 2014 was approximately $1.69 billion and, immediately after the completion of the merger, the combined company’s debt is anticipated to be approximately $12.10 billion. As of June 30, 2014, Zimmer’s debt service obligations, comprised of principal and interest (excluding capital leases and equipment notes), during the next 12 months would, in the absence of the merger, have been approximately $314.4 million. If Zimmer finances the merger by drawing on the bridge credit agreement, based on assumed interest rates, leverage ratios and credit ratings, the combined company’s debt service obligations, comprised of principal and interest (excluding capital leases and equipment notes), during the 12 months following the completion of the merger is expected to be approximately $8.11 billion. As a result of this increase in debt, demands on the combined company’s cash resources will increase after the completion of the merger. The increased level of debt could, among other things:

•	require the combined company to dedicate a large portion of its cash flow from operations to the servicing and repayment of its debt, thereby reducing funds available for working capital, capital expenditures, research and development expenditures and other general corporate requirements;

•	limit the combined company’s ability to obtain additional financing to fund future working capital, capital expenditures, research and development expenditures and other general corporate requirements;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in its business and the industry in which Zimmer operates;

•	restrict the combined company’s ability to make strategic acquisitions or dispositions or to exploit business opportunities;

•	place the combined company at a competitive disadvantage compared to its competitors that have less debt;

•	adversely affect the combined company’s credit rating, with the result that the cost of servicing the combined company’s indebtedness might increase and its ability to obtain surety bonds could be impaired;

•	adversely affect the market price of Zimmer common stock; and

•	limit the combined company’s ability to apply proceeds from an offering or asset sale to purposes other than the servicing and repayment of debt.

If Zimmer is unable to obtain alternate financing through senior unsecured notes, it is unlikely that it will be able to repay the outstanding amounts under the bridge loan at maturity on the 364th day after completion of the merger. Any debt incurred to refinance the bridge loan may be on unfavorable terms.

The market price of Zimmer common stock after the merger may be subject to significant fluctuations and may be affected by factors different from those currently affecting the market price of Zimmer common stock.

Upon completion of the merger, each LVB stockholder will become a Zimmer stockholder. While Zimmer common stock has an observable trading history, Zimmer common stock on a post-merger basis may trade differently than its pre-merger trading history, and the market price of Zimmer common stock could be subject to significant fluctuations following the merger.

In addition, the businesses of Zimmer differ from those of LVB in important respects and, accordingly, the results of operations of the combined company and the market price of Zimmer common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of Zimmer and LVB. For a discussion of the business of Zimmer and of certain factors to consider in connection with Zimmer’s business, see the documents incorporated by reference into this consent solicitation statement/prospectus referred to in the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus. For a discussion of the business of LVB and of certain factors to consider in connection with LVB’s business, see the section titled “Information about LVB” beginning on page 143 of this consent solicitation statement/prospectus.

The merger may cause dilution to Zimmer’s earnings per share, which may negatively affect the market price of Zimmer common stock.

Although Zimmer anticipates that the merger will have an immediate accretive impact on the adjusted earnings per share of Zimmer common stock, Zimmer’s current expectation is based on preliminary estimates as of the date of the public announcement of the merger, which may materially change. Zimmer could also encounter additional transaction-related costs or other factors, such as the failure to realize all of the benefits anticipated to result from the merger. In addition, Zimmer expects that LVB stockholders and holders of LVB equity-based awards immediately prior to the merger will own, in the aggregate, approximately 16% of the then outstanding shares of Zimmer common stock following the merger, based on the number of outstanding shares of Zimmer common stock on [—], 2014. Once its shares are issued in the merger, Zimmer’s earnings per share may be lower than it would have been in the absence of the merger. All of these factors could cause dilution to Zimmer’s earnings per share or decrease or delay the expected accretive effect of the merger, and cause a decrease in the market price of Zimmer common stock. There can be no assurance that any increase in Zimmer’s earnings per share will occur, even over the long term. Any increase in Zimmer’s earnings per share as a result of the merger is likely to require, among other things, Zimmer to successfully manage the operations of LVB and increase the consolidated earnings of Zimmer after the merger.

The rights of LVB stockholders who become Zimmer stockholders in the merger will be governed by the Zimmer certificate of incorporation and the Zimmer by-laws.

LVB stockholders who receive shares of Zimmer common stock in the merger will become Zimmer stockholders and will be governed by the Zimmer certificate of incorporation and the Zimmer by-laws, rather than the LVB certificate of incorporation and the LVB by-laws. There may be material differences between the current rights of LVB stockholders, as compared to the rights they will have as Zimmer stockholders. For more information, see the section titled “Comparison of Stockholder Rights” beginning on page 126 of this consent solicitation statement/prospectus.

Anti-takeover provisions in Delaware corporate law may make it difficult for Zimmer stockholders to replace or remove Zimmer’s current board of directors and could deter or delay third parties from acquiring Zimmer, which may adversely affect the marketability and market price of Zimmer common stock.

Zimmer is subject to the anti-takeover provisions of Section 203 of the DGCL. Under these provisions, if anyone becomes an “interested stockholder,” Zimmer may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203 of the DGCL, “interested stockholder” means, generally, someone owning 15% or more of Zimmer’s outstanding voting stock or an affiliate of Zimmer that owned 15% or more of Zimmer’s outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203 of the DGCL.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This consent solicitation statement/prospectus and other documents incorporated by reference into this consent solicitation statement/prospectus contain or may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “can,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” “is confident that” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the respective managements of Zimmer and LVB and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section titled “Risk Factors” beginning on page 32 of this consent solicitation statement/prospectus. These risks and uncertainties include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the inability to complete the merger due to the failure to obtain stockholder approval or governmental or regulatory clearances or the failure to satisfy other conditions to the closing of the merger;

•	the failure of the merger to be completed for any other reason;

•	the risk that required governmental and regulatory approvals may delay the completion of the merger or result in the imposition of conditions that could cause the parties to abandon the merger;

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the merger as contemplated;

•	the risk that the proposed merger disrupts current plans and operations;

•	fluctuations in the market value of Zimmer common stock;

•	the effects of the merger on Zimmer’s financial results;

•	potential difficulties in employee retention as a result of the merger;

•	disruption from the merger making it difficult to maintain business and operational relationships;

•	the risk that the businesses will not be integrated successfully, or that the integration will be more costly or more time consuming and complex than anticipated;

•	the risk that cost savings and other synergies anticipated to be realized from the merger may not be fully realized or may take longer to realize than expected;

•	adverse developments in general market, business, economic, labor, regulatory and political conditions;

•	the impact of any outbreak or escalation of hostilities on a national, regional or international basis, acts of terrorism or natural disasters;

•	competitive factors, including technological advances achieved and patents attained by competitors;

•	uncertainty regarding continued access to credit markets on favorable terms and the maintenance by Zimmer of its investment grade credit rating; and

•	the impact of any change to applicable laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxes, price controls, regulatory approval of new products, licensing and healthcare reform.

For a further list and description of such risks and uncertainties, see periodic reports filed by Zimmer and LVB with the SEC. Neither Zimmer nor LVB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in Zimmer’s and LVB’s respective periodic reports. LVB stockholders are cautioned not to place undue reliance on these forward-looking statements, since, while the respective managements of Zimmer and LVB believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

You are being asked to consent to (i) the merger agreement proposal and thereby approve the merger and the other transactions contemplated by the merger agreement and (ii) the “golden parachute” compensation proposal.

The LVB board of directors has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, LVB and its stockholders. The LVB board of directors recommends that you consent to (i) the merger agreement proposal and thereby approve the merger and the other transactions contemplated by the merger agreement and (ii) the “golden parachute” compensation proposal.

The voting agreement that LVB Acquisition Holding has entered into with Zimmer and certain other parties thereto obligates LVB Acquisition Holding to, promptly following LVB Acquisition Holding’s receipt of this consent solicitation statement/prospectus as declared effective by the SEC, deliver a written consent with respect to (or, if applicable, to vote) the approximately 97% of the outstanding shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement and approving the merger. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding adopting the merger agreement with respect to the shares of LVB common stock owned by LVB Acquisition Holding will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Record Date

The LVB board of directors has set [—], 2014 as the record date for determining LVB stockholders entitled to sign and deliver written consents with respect to the merger agreement proposal and the “golden parachute” compensation proposal.

LVB Stockholders Entitled To Consent

Only LVB stockholders of record as of the close of business on the record date are entitled to sign and deliver written consents with respect to the merger agreement proposal and the “golden parachute” compensation proposal. As of the close of business on the record date, there were [—] shares of LVB common stock outstanding and entitled to sign and deliver written consents with respect to the merger agreement proposal and the “golden parachute” compensation proposal. Each share of LVB common stock is entitled to one vote. You are urged to return a completed, dated and signed written consent by 12:00 noon, New York City time, on [—], 2014.

Consents; Required Consents

Written consents from the holders of at least 80% of the outstanding shares of LVB common stock entitled to vote are required to adopt the merger agreement and to approve the “golden parachute” compensation proposal. In connection with the execution of the merger agreement, LVB Acquisition Holding entered into the voting agreement with Zimmer and certain other parties thereto. Under the voting agreement, LVB Acquisition Holding agreed to, promptly following LVB Acquisition Holding’s receipt of this consent solicitation statement/prospectus as declared effective by the SEC, deliver a written consent with respect to (or, if applicable, to vote) the approximately 97% of the outstanding shares of LVB common stock held by LVB Acquisition Holding adopting the merger agreement and approving the merger. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Submission of Consents

You may consent to the merger agreement proposal and/or the “golden parachute” compensation proposal with respect to your shares of LVB common stock by completing, dating and signing the written consent enclosed with this consent solicitation statement/prospectus and returning it to LVB.

If you hold shares of LVB common stock as of the close of business on the record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to LVB. Once you have completed, dated and signed the written consent, you may deliver it to LVB by faxing it to LVB Acquisition, Inc., Attention: Secretary, at (574) 372-1960, by emailing a .pdf copy of your written consent to Stockholder_Information@biomet.com or by mailing your written consent to LVB Acquisition, Inc. at 56 East Bell Drive, Warsaw, Indiana 46582, Attention: Secretary.

The LVB board of directors has set 12:00 noon, New York City time, on [—], 2014 as the target date for the receipt of written consents, which is the date on which LVB expects to receive the written consent of LVB Acquisition Holding under the voting agreement. LVB reserves the right to extend the final date for the receipt of written consents beyond [—], 2014. Any such extension may be made without notice to LVB stockholders. Once a sufficient number of consents to adopt the merger agreement have been received, the consent solicitation will conclude. The delivery of the written consent (or, if applicable, vote) by LVB Acquisition Holding with respect to the shares of LVB common stock owned by LVB Acquisition Holding adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement.

Executing Consents; Revocation of Consents

You may execute a written consent to approve either or both of the merger agreement proposal and the “golden parachute” compensation proposal (which is equivalent to a vote for such proposal(s)) or to disapprove either or both of the merger agreement proposal and the “golden parachute” compensation proposal (which is equivalent to a vote against such proposal(s)). Your consent to the merger agreement proposal is a consent separate and apart from your consent to the “golden parachute” compensation proposal. Accordingly, you may consent to approve the merger agreement proposal and not consent to approve the “golden parachute” compensation proposal and vice versa.

If you do not return your written consent, it will have the same effect as a vote against the merger agreement proposal and against the “golden parachute” compensation proposal. If you are a record holder of shares of LVB common stock and you return a signed written consent without indicating your decision on either or both of the merger agreement proposal and the “golden parachute” compensation proposal, you will have consented to the proposal(s) as to which you did not indicate your decision.

If you are a record holder of shares of LVB common stock as of the close of business on the record date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York City time, on [—], 2014 (or, if earlier, before the consents of a sufficient number of shares to approve the applicable proposal have been filed with the Secretary of LVB). If you wish to change or revoke your consent before that time, you may do so by sending a new written consent with a later date to Secretary of LVB at 56 East Bell Drive, Warsaw, Indiana 46582, or by delivering a notice of revocation by faxing it to LVB Acquisition, Inc., Attention: Secretary, at (574) 372-1960, by emailing a .pdf copy of your notice of revocation to Stockholder_Information@biomet.com or by mailing your notice of revocation to LVB Acquisition, Inc. at 56 East Bell Drive, Warsaw, Indiana 46582, Attention: Secretary. However, pursuant to the voting agreement, the written consent to be received by LVB from LVB Acquisition Holding will be irrevocable prior to the termination of the voting agreement in accordance with its terms.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by LVB (which expenses are subject to reimbursement by Zimmer in accordance with the terms of the merger agreement). Officers and employees of LVB may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE COMPANIES

Zimmer

Zimmer Holdings, Inc.

345 East Main Street

Warsaw, Indiana 46580

(574) 267-6131

Zimmer was incorporated in Delaware in 2001. Its history dates back to 1927, when Zimmer Manufacturing Company, the predecessor of Zimmer, was founded in Warsaw, Indiana. Zimmer and its subsidiaries design, develop, manufacture and market orthopaedic reconstructive, spinal and trauma devices, biologics, dental implants and related surgical products, and provide other healthcare related services. Zimmer’s primary customers include orthopaedic surgeons, neurosurgeons, oral surgeons, dentists, hospitals, stocking distributors, healthcare dealers and, in their capacity as agents, healthcare purchasing organizations or buying groups. These customers range from large multinational enterprises to independent clinicians and dentists. Zimmer and its subsidiaries have operations in more than 25 countries and market products in more than 100 countries.

Zimmer common stock trades on the NYSE and the SIX Swiss Exchange under the symbol “ZMH.”

Additional information about Zimmer and its subsidiaries is included in the documents incorporated by reference into this consent solicitation statement/prospectus. See the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Merger Sub

Owl Merger Sub, Inc.

345 East Main Street

Warsaw, Indiana 46580

(574) 267-6131

Merger Sub, an indirect wholly owned subsidiary of Zimmer, is a Delaware corporation that was formed on April 22, 2014 solely for the purpose of entering into the merger agreement and effecting the merger and the other transactions contemplated by the merger agreement. Merger Sub has not engaged, and does not expect to engage, in any other business activities.

LVB

LVB Acquisition, Inc.

56 East Bell Drive

Warsaw, Indiana 46582

(574) 267-6639

LVB was incorporated in Delaware in 2007. LVB has no other operations beyond its ownership of Biomet, an Indiana corporation that was incorporated in 1977, which LVB acquired in 2007. Biomet and its subsidiaries design, manufacture and market surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. Biomet and its subsidiaries’ product portfolio includes hip and knee reconstructive products, sports medicine, extremities and trauma products, spine, bone healing and microfixation products, dental reconstructive products, and cement, biologics and other products. Biomet and its subsidiaries currently distribute products in approximately 90 countries.

LVB common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of LVB common stock.

Additional information about LVB and its subsidiaries is included in the section titled “Information about LVB” beginning on page 143 of this consent solicitation statement/prospectus.

THE MERGER

The following is a description of the material aspects of the merger. While Zimmer and LVB believe that the following description covers the material aspects of the merger, the description may not contain all of the information that is important to you. Zimmer and LVB encourage you to carefully read this entire consent solicitation statement/prospectus, including the merger agreement attached to this consent solicitation statement/prospectus as Annex A, for a more complete understanding of the merger.

The Merger

At the effective time of the merger, Merger Sub will merge with and into LVB, with LVB continuing as the surviving corporation and an indirect wholly owned subsidiary of Zimmer.

Background of the Merger

Zimmer’s senior management has regularly evaluated and periodically reviewed with the Zimmer board of directors business development opportunities, including acquisitions that are aligned with Zimmer’s strategic framework that focuses on growth, operational excellence and prudent capital allocation. As part of this review, Zimmer identified LVB as a potential candidate for a strategic transaction that could position the combined company as a leader in the musculoskeletal industry.

The LVB board of directors, together with its senior management, has from time to time in the ordinary course evaluated business development strategies and reviewed LVB’s strategic alternatives, including potential business combinations and other strategic alliances and a potential initial public offering of LVB common stock. As part of these regular evaluations and reviews, in late 2013, LVB commenced preparations for a potential initial public offering of LVB common stock and considered potential strategic alternatives to a potential initial public offering of LVB common stock.

During late 2013 through early 2014, press reports from time to time speculated that Biomet was considering pursuing an initial public offering.

On December 13, 2013, the Zimmer board of directors, together with certain members of Zimmer’s senior management and representatives of Credit Suisse Securities (USA) LLC, financial advisor to Zimmer, which is referred to as Credit Suisse in this consent solicitation statement/prospectus, met to review with the Zimmer board of directors, among other things, the rationale for and certain considerations relating to a potential business combination transaction with Biomet, strategic combinations in the healthcare industry generally and the potential initial public offering by LVB of LVB common stock. After discussion of the merits of engaging in a business combination transaction with LVB and the potential range of total enterprise values that might be proposed to LVB, including the potential effect of such business combination on Zimmer, the Zimmer board of directors authorized David C. Dvorak, President and Chief Executive Officer of Zimmer, to contact Jeffrey R. Binder, President and Chief Executive Officer of LVB, in order to gauge LVB’s interest in a potential business combination transaction between Zimmer and LVB.

Also on December 13, 2013, the LVB board of directors, together with certain members of LVB’s and Biomet’s senior management and representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to LVB, referred to as BofA Merrill Lynch in this consent solicitation statement/prospectus, met to, among other things, review a number of potential strategic alternatives. At the meeting, Mr. Binder and a representative of BofA Merrill Lynch reviewed management’s and BofA Merrill Lynch’s preliminary consideration of a potential business combination transaction with an orthopaedic company, referred to as Company A in this consent solicitation statement/prospectus, and the potential strategic benefits and alternatives in structuring such a transaction. Mr. Binder and a representative of BofA Merrill Lynch also reviewed management’s and BofA Merrill Lynch’s preliminary consideration of a potential initial public offering of LVB common stock. The LVB board of directors indicated that it supported management continuing to investigate a potential business combination transaction with Company A and a potential initial public offering of LVB common stock.

On December 23, 2013, Mr. Binder, together with certain other members of LVB’s and Biomet’s senior management and a representative of BofA Merrill Lynch, met with the Chief Executive Officer of Company A, certain other members of Company A’s senior management and an advisor to Company A to discuss exploring potential collaborative opportunities between LVB and Company A.

During the first week of January 2014, as previously discussed with and authorized by the Zimmer board of directors, Mr. Dvorak contacted Mr. Binder to gauge LVB’s interest in a potential business combination transaction between Zimmer and LVB, during which Mr. Dvorak noted, among other things, the merits of a combination for both Zimmer and LVB and their respective constituents in light of the changing healthcare environment and the opportunity for liquidity that a business combination transaction would offer to stockholders of LVB. Mr. Dvorak requested an in-person meeting to discuss views on the current state and potential future of the orthopaedic medical device industry and to explore potential strategic options between LVB and Zimmer. After conferring with the LVB board of directors, Mr. Binder agreed to meet with Mr. Dvorak in person on January 9, 2014 to continue their discussion.

On January 9, 2014, Mr. Dvorak and Mr. Binder met in person to continue their discussion regarding a potential business combination transaction between Zimmer and Biomet. Mr. Binder stated that LVB had confidence in its strategy and prospects as an independent company, but that he would report this meeting to the LVB board of directors. Mr. Dvorak and Mr. Binder discussed LVB’s planned initial public offering of LVB common stock, including potential methodologies that might be applied to value shares of LVB common stock in such initial public offering, matters relating to the integration of Zimmer and Biomet in the event that Zimmer and LVB were to pursue a business combination transaction, and the form of merger consideration that might be paid by Zimmer in a potential business combination transaction. During this discussion, Mr. Binder indicated that LVB might be willing to engage in discussions regarding a potential business combination transaction between Zimmer and LVB and provide due diligence information relating to Biomet, subject to Zimmer providing a valuation proposal that was acceptable to LVB. In that regard, Mr. Binder indicated that Zimmer would need to propose a preliminary valuation range for the LVB board of directors’ consideration, including the potential form of merger consideration and a summary of the key assumptions underlying Zimmer’s valuation of Biomet. Following the January 9, 2014 meeting, Mr. Binder updated the LVB board of directors on his conversation with Mr. Dvorak.

During the period between January 3, 2014 and April 23, 2014, LVB continued its preparations for a potential initial public offering of LVB common stock.

On January 19, 2014, the Zimmer board of directors met to receive an update from Mr. Dvorak regarding the January 9, 2014 meeting and prior communications with Mr. Binder. Following such update, the Zimmer board of directors, together with members of Zimmer’s senior management and representatives of Credit Suisse, discussed, among other things, the continuing rationale for pursuing a business combination transaction with LVB, a potential range of total enterprise values that might be proposed to LVB, and the potential effect on Zimmer of such business combination. Following further discussions and deliberations, the Zimmer board of directors concurred with Zimmer management’s proposal to submit to LVB a preliminary, non-binding expression of interest letter indicating that Zimmer would be willing to acquire LVB in an all-cash transaction for $11 billion to $12 billion, which valuation range was consistent with the range that the Zimmer board of directors previously reviewed with Zimmer’s senior management and representatives of Credit Suisse.

On January 21, 2014, Mr. Dvorak contacted Mr. Binder and, on behalf of the Zimmer board of directors, made an indicative, non-binding proposal, referred to as the January 21 Proposal in this consent solicitation statement/prospectus, for an all-cash transaction in which Zimmer would acquire LVB on a cash-free, debt-free basis for total enterprise value consideration in the range of $11 billion to $12 billion, subject to, among other things, completion of due diligence and negotiation of mutually acceptable definitive transaction documents. Mr. Dvorak noted that Zimmer was confident that it could arrange the financing necessary to consummate the proposed transaction. Mr. Dvorak also noted that the January 21 Proposal was conditioned on LVB agreeing to enter into exclusive negotiations with Zimmer for a period of 60 days. Mr. Binder responded that he would discuss the January 21 Proposal with the LVB board of directors but that his reaction was that the board remained confident in LVB’s future as an independent company and that the proposal significantly undervalued LVB.

On January 23, 2014, the LVB board of directors, together with members of LVB’s and Biomet’s senior management and representatives of BofA Merrill Lynch, met to discuss the January 21 Proposal. At the meeting, Mr. Binder described in detail the substance of his conversations with Mr. Dvorak and the January 21 Proposal. Members of LVB’s senior management reviewed with the LVB board of directors their analysis of the business opportunities and challenges that LVB might anticipate over the course of the next three years as an independent company and, if it pursued an initial public offering of LVB common stock, as a company with publicly traded securities. Representatives of BofA Merrill Lynch discussed with the LVB board of directors certain financial considerations relating to the January 21 Proposal, as well as BofA Merrill Lynch’s preliminary views of potential strategic alternatives available to LVB, including pursuing a potential initial public offering of LVB common stock. In addition, representatives of BofA Merrill Lynch discussed with the LVB board of directors their preliminary views on Zimmer’s ability to obtain financing for a transaction and Zimmer’s business and prospects. After an extensive discussion, the LVB board of directors instructed Mr. Binder to inform Mr. Dvorak that the board was not willing to engage in further discussions with Zimmer regarding a potential business combination transaction based on the terms of the January 21 Proposal, which the LVB board of directors believed significantly undervalued LVB. The LVB board of directors also noted that even if Zimmer and LVB were able to reach an agreement on valuation, the LVB board of directors would only be willing to pursue a transaction that provided LVB with significant certainty of closing.

On January 24, 2014, Mr. Binder spoke with the Chief Executive Officer of Company A. On this telephone call, the Chief Executive Officer of Company A informed Mr. Binder that Company A had several internal projects on the horizon for 2014 and was not at that time prepared to engage in discussions with LVB regarding a potential business combination transaction.

Later that same day, Mr. Binder contacted Mr. Dvorak to indicate that LVB would not be interested in continuing discussions regarding a potential business combination transaction between Zimmer and LVB at the valuation range proposed by Zimmer in the January 21 Proposal, stating that LVB expected a favorable valuation in its planned initial public offering of LVB common stock and that LVB expected Zimmer to pay a meaningful premium to the expected valuation of LVB as a public company. Mr. Binder noted LVB’s strong product pipeline and the LVB board of directors’ optimism regarding improved financial market conditions and Biomet’s ability to grow its business as an independent company. During this discussion, Mr. Binder stated that BofA Merrill Lynch would contact representatives of Credit Suisse to discuss potential valuations per share of LVB common stock that LVB’s planned initial public offering of LVB common stock might yield.

During the first week of February 2014, as directed by the LVB board of directors, representatives of BofA Merrill Lynch met with representatives of Credit Suisse to discuss the conversation between Messrs. Binder and Dvorak and to review potential valuations per share of LVB common stock that LVB’s planned initial public offering of LVB common stock might yield. As directed by the LVB board of directors, representatives of BofA Merrill Lynch also noted that the LVB board of directors would only be willing to consider a potential business combination transaction that provided LVB stockholders with a meaningful premium to the expected valuation of LVB as a public company and, depending on the form of consideration that would be received by LVB stockholders in the transaction, implied an enterprise value for LVB in the range of $13.5 billion to $14.0 billion. Representatives of BofA Merrill Lynch further noted that LVB would require Zimmer to bear all risk of obtaining regulatory approvals in any such transaction.

On February 28, 2014, the Zimmer board of directors met to, among other things, receive an update from Mr. Dvorak and representatives of Credit Suisse regarding the substance of their respective conversations with Mr. Binder and representatives of BofA Merrill Lynch. Following such update, the Zimmer board of directors, together with members of Zimmer’s senior management and representatives of Credit Suisse, discussed, among other things, the continuing rationale for pursuing a business combination transaction with LVB at higher total enterprise values than the valuation range reflected in the January 21 Proposal. The Zimmer board of directors also discussed the potential mix of cash and shares of Zimmer common stock that the merger consideration might consist of at such increased total enterprise values and the potential impact thereof on Zimmer. Following further discussions and deliberations, the Zimmer board of directors concurred with Zimmer management’s proposal to submit to LVB a revised, non-binding expression of interest letter indicating that Zimmer would be willing to acquire LVB based on a total enterprise valuation of $12.75 billion, consisting of $9.75 billion in cash and $3 billion in shares of Zimmer common stock.

On March 5, 2014, Mr. Dvorak contacted Mr. Binder and made a revised, non-binding proposal, referred to as the March 5 Proposal in this consent solicitation statement/prospectus, for a transaction in which Zimmer would acquire LVB for total enterprise value consideration of $12.75 billion, consisting of $9.75 billion in cash and $3 billion in shares of Zimmer common stock based on a fixed exchange ratio, subject to, among other things, completion of due diligence and negotiation of mutually acceptable definitive transaction documents. Mr. Dvorak noted that members of Zimmer’s senior management and the Zimmer board of directors were committed to pursuing a transaction with LVB. Mr. Dvorak also noted that Zimmer remained confident that it could arrange the necessary financing. In addition, Mr. Dvorak noted that Zimmer would require a 60-day period of exclusivity in which to complete due diligence and negotiate definitive transaction agreements as a condition to proceeding with further discussions. Mr. Binder responded that he would discuss the March 5 Proposal with the LVB board of directors.

On March 7, 2014, LVB filed a registration statement on Form S-1 with the SEC in connection with its planned initial public offering of LVB common stock.

On March 9, 2014, the LVB board of directors met to discuss the March 5 Proposal. At this meeting, Mr. Binder described in detail the substance of his conversation with Mr. Dvorak and the March 5 Proposal. Representatives of BofA Merrill Lynch also discussed with the LVB board of directors certain financial considerations relating to the March 5 Proposal (including as compared to the January 21 Proposal and to a potential initial public offering of LVB common stock) and further discussed with the LVB board of directors their updated views on the ability of Zimmer to finance a transaction with LVB, Zimmer’s business and prospects and LVB’s potential strategic alternatives, including the prospects of a third party having the ability and desire to make a proposal that would be competitive with the March 5 Proposal, which was viewed as unlikely. The LVB board of directors, along with members of LVB’s senior management and representatives of BofA Merrill Lynch, also discussed the investment returns and execution risks associated with a potential business combination transaction with Zimmer relative to the investment returns and execution risks associated with remaining an independent company and pursuing a potential initial public offering of LVB common stock. The members of the LVB board of directors, along with members of LVB’s senior management and representatives of BofA Merrill Lynch and Cleary Gottlieb Steen & Hamilton LLP, outside legal counsel to LVB, referred to as Cleary Gottlieb in this consent solicitation statement/prospectus, then had extensive discussions about the matters presented, potential responses to Zimmer and possible reactions that Zimmer might have to such potential responses.

Following the discussions at the meeting, and extensive discussions at subsequent telephonic meetings of the LVB board of directors on March 10, 2014 and March 14, 2014, the LVB board of directors determined, in light of various considerations, including the potential disruption to LVB’s business that could result from pursuing, for any extended period of time, discussions with Zimmer regarding a potential business combination transaction while at the same time preparing for a potential initial public offering of LVB common stock, to authorize Mr. Binder to make a best and final offer to engage in further discussions with Zimmer regarding a potential business combination transaction in which Zimmer would acquire LVB for $13.35 billion in total enterprise value consideration, consisting of $10.1 billion of cash (less LVB’s net debt) and $3.25 billion of Zimmer common stock based on a fixed exchange ratio, and on the basis of certain other key transaction terms.

On March 16, 2014, Mr. Dvorak and Mr. Binder met and Mr. Binder indicated that LVB would not be interested in continuing discussions regarding a potential business combination transaction between Zimmer and Biomet at the valuation range proposed by Zimmer in the March 5, 2014 Proposal and that Zimmer’s proposed valuation range continues to fall short of the expectations of the LVB board of directors. Mr. Binder noted recent increases in the valuation multiples of LVB’s primary peers and the LVB board of directors’ continuing optimism with respect to the healthcare industry and the prospects for Biomet’s business and LVB’s planned initial public offering of LVB common stock. During this meeting, Mr. Binder indicated that LVB would be interested in continuing discussions regarding a potential combination transaction between Zimmer and LVB in which Zimmer would acquire LVB for $13.35 billion in total enterprise value consideration, consisting of $10.1 billion in cash (less LVB’s net debt) and $3.25 billion of Zimmer common stock based on a fixed exchange ratio. In addition, Mr. Binder stated that LVB would expect Biomet to be treated as a public company for purposes of the merger agreement regarding the proposed business combination transaction and specified certain terms and conditions that LVB would require in a definitive merger agreement. Mr. Binder also noted that LVB’s sponsors would expect to be afforded the right to participate on the Zimmer board of directors following the consummation of a business combination transaction. Mr. Dvorak noted that he believed the parties could address these matters in a mutually satisfactory manner as discussions regarding a transaction and due diligence progressed. Mr. Binder and Mr. Dvorak also discussed, among other matters, the parameters of a limited due diligence review process and an integration planning process, and LVB’s expectations as to an expedited timeframe for executing a definitive merger agreement should Zimmer submit a proposal that met LVB’s valuation and other expectations. Mr. Binder stated, as requested by the Zimmer board of directors in its prior communications, that LVB would be willing to grant Zimmer an exclusive period to conduct due diligence and to negotiate and finalize a definitive merger agreement if Zimmer submitted a proposal that met LVB’s valuation and other expectations. On March 17, 2014, representatives of Credit Suisse and BofA Merrill Lynch met via telephone to discuss generally the same subject matters.

On March 20, 2014, the Zimmer board of directors met to, among other things, receive an update from Mr. Dvorak and representatives of Credit Suisse regarding the substance of their respective conversations with Mr. Binder and representatives of BofA Merrill Lynch. At the invitation of the Zimmer board of directors, representatives of White & Case LLP, outside legal counsel to Zimmer, referred to as White & Case in this consent solicitation statement/prospectus, were present at the meeting. Following such update, the Zimmer board of directors, together with members of Zimmer’s senior management and representatives of Credit Suisse, discussed, among other things, the continuing rationale for pursuing a business combination transaction with LVB at a total enterprise value of $13.35 billion, consisting of $10.1 billion in cash (less LVB’s net debt) and $3.25 billion of Zimmer common stock based on a fixed exchange ratio, as previously specified by Mr. Binder, and the potential impact thereof on Zimmer relative to the March 5 Proposal. The Zimmer board of directors also discussed with representatives of White & Case implications of certain transaction terms proposed by LVB as previously specified by Mr. Binder and potential responses to such terms. Following further discussions and deliberations, the Zimmer board of directors concurred with Zimmer management’s proposal to submit to LVB a revised, non-binding expression of interest letter indicating that Zimmer would be willing to acquire LVB for such total enterprise value previously specified by Mr. Binder, subject to the merger consideration consisting of $10.35 billion in cash and $3 billion in shares of Zimmer common stock.

On March 21, 2014, Mr. Dvorak contacted Mr. Binder and made a revised non-binding proposal, referred to as the March 21 Proposal in this consent solicitation statement/prospectus, for a transaction in which Zimmer would acquire LVB for $13.35 billion in total enterprise value consideration, consisting of $10.35 billion in cash and $3 billion in Zimmer stock based on a fixed exchange ratio. Mr. Dvorak noted that Zimmer had accepted the $13.35 billion total enterprise value consideration that LVB had proposed, with a slight modification to the mix of the cash and stock components that LVB had proposed. Mr. Dvorak also noted that Zimmer remained confident that it could arrange the necessary financing. In addition, Mr. Dvorak noted that exclusivity was critical to Zimmer and that it would not be willing to proceed with further discussions without a 35-day period of exclusivity during which Zimmer would complete its due diligence and Zimmer and LVB would negotiate definitive transaction documents. Mr. Binder then asked Mr. Dvorak for a response to the other key transaction terms of the LVB counterproposal that he had yet to address. Mr. Dvorak noted that he believed there was general alignment between LVB and Zimmer on the other key transaction terms, but that certain of the key transaction terms would require further input from the Zimmer board of directors or additional due diligence in order for Zimmer to commit to proceed on those terms. Mr. Binder responded that he would discuss the March 21 Proposal with the LVB board of directors. Mr. Dvorak also sent Mr. Binder a draft non-disclosure and exclusivity agreement.

On March 22, 2014, the LVB board of directors met to discuss the March 21 Proposal. At the meeting, Mr. Binder described in detail the substance of his conversation with Mr. Dvorak and the March 21 Proposal. Representatives of BofA Merrill Lynch also discussed with the LVB board of directors certain financial considerations relating to the March 21 Proposal (including as compared to the March 5 Proposal and a potential initial public offering of LVB common stock). Representatives of Cleary Gottlieb then reviewed with the LVB board of directors the material terms of the proposed non-disclosure and exclusivity agreement and certain key issues raised by the proposed non-disclosure and exclusivity agreement. A discussion ensued regarding potential responses to the March 21 Proposal. After an extensive discussion, the LVB board of directors directed Mr. Binder to convey to Mr. Dvorak that while the board appreciated Zimmer’s efforts to bridge the valuation gap, Zimmer would need to confirm that it was willing to pursue a transaction on the basis of certain key transaction terms LVB had proposed in order for the board to authorize further discussions with Zimmer regarding a potential business combination transaction.

On March 23, 2014, Mr. Binder contacted Mr. Dvorak to convey the LVB board of directors’ response to the March 21 Proposal. Mr. Binder noted that, in the interest of time, he had instructed Cleary Gottlieb to provide comments on the proposed non-disclosure and exclusivity agreement to White & Case but that the LVB board of directors would not authorize further discussions with Zimmer unless Mr. Dvorak could assure the LVB board that Zimmer was committed to pursuing a transaction on the basis of certain key transaction terms LVB had proposed.

Later that same day, Cleary Gottlieb sent comments on the non-disclosure and exclusivity agreement to White & Case. From March 23, 2014 through March 25, 2014, representatives of Cleary Gottlieb and White & Case negotiated the terms of the non-disclosure and exclusivity agreement. Also later that same day, at the direction of the LVB board of directors, representatives of BofA Merrill Lynch contacted representatives of Credit Suisse to discuss the conversation between Messrs. Binder and Dvorak.

On March 24, 2014, Mr. Dvorak contacted Mr. Binder and, consistent with Mr. Dvorak’s prior discussions with the Zimmer board of directors, expressed that Zimmer would be willing to pursue a transaction generally on the basis of the key transaction terms Messrs. Binder and Dvorak had discussed on March 23, 2014. Mr. Dvorak and Mr. Binder agreed to coordinate in-person meetings to be held later in the week in order to discuss, among other things, the due diligence review process, the process for analyzing regulatory risk and the timeline and process for executing a definitive merger agreement.

On March 25, 2014, the LVB board of directors met to receive an update from Mr. Binder on the status of LVB’s discussions with Zimmer. Representatives of Cleary Gottlieb then reviewed with the LVB board of directors its fiduciary duties, summarized the material terms of the proposed non-disclosure and exclusivity agreement and reported on the resolution of certain open issues during the course of negotiations with White & Case. After an extensive discussion, the LVB board of directors determined to authorize LVB’s management to proceed with due diligence and to enter into exclusive negotiations with Zimmer on the basis of the key transaction terms LVB had proposed, subject to further and final approval by the LVB board of directors if such negotiations proved to be successful.

Later on March 25, 2014, Zimmer and LVB entered into a non-disclosure and exclusivity agreement that provided for an exclusivity period until April 30, 2014, but permitted LVB to continue to pursue a potential initial public offering of LVB common stock.

On March 26, 2014, members of LVB’s and Biomet’s senior management met with members of Zimmer’s senior management to discuss the due diligence process, the process for analyzing regulatory risk and the timetable of the various work streams for a potential business combination transaction. From March 26, 2014 until April 6, 2014, representatives of Zimmer, Biomet and LVB and their respective advisors met in person and held telephonic conference calls on numerous occasions as part of Zimmer’s due diligence review of LVB and, in light of the stock component of the consideration proposed to be received by the LVB stockholders in a potential business combination transaction with Zimmer, LVB’s due diligence review of Zimmer. In connection with this due diligence review, each party made available to the other party and its respective advisors certain legal, business and financial documents.

From March 27, 2014 through April 1, 2014, representatives of White & Case, Cleary Gottlieb and Weil Gotshal & Manges LLP, LVB’s United States outside regulatory counsel, referred to as Weil Gotshal in this consent solicitation statement/prospectus, negotiated the terms of a joint defense agreement in connection with the regulatory risk analysis. On April 2, 2014, White & Case, Cleary Gottlieb and Weil Gotshal entered into a joint defense agreement. Thereafter, representatives of White & Case, Cleary Gottlieb and Weil Gotshal performed regulatory due diligence on Zimmer and LVB in order to assess regulatory risk through a series of meetings, telephonic discussions and review of certain nonpublic information.

On April 4, 2014, the compensation committee of the LVB board of directors met with members of LVB’s senior management and representatives of Cleary Gottlieb to discuss the potential treatment of the equity awards held by LVB employees in a potential business combination transaction with Zimmer.

On April 5, 2014, White & Case sent a draft merger agreement to Cleary Gottlieb.

On April 6, 2014, representatives of BofA Merrill Lynch contacted representatives of Credit Suisse to solicit their perspective on the terms of the proposed merger agreement.

Also on April 6, 2014, at a telephonic meeting of the LVB board of directors, representatives of Cleary Gottlieb summarized the terms of the proposed merger agreement and noted that the proposed merger agreement significantly departed from the key transaction terms LVB had proposed. The members of the LVB board of directors, along with members of LVB’s senior management and representatives of BofA Merrill Lynch and Cleary Gottlieb, then discussed potential responses to Zimmer and possible reactions that Zimmer might have to such potential responses. After extensive discussions, the LVB board of directors instructed Mr. Binder to terminate discussions with Zimmer until Zimmer was able to assure Mr. Binder that it was willing to move forward with discussions on the basis of the key transaction terms LVB had proposed as described by Mr. Binder to Mr. Dvorak on March 16, 2014 and March 23, 2014.

On April 7, 2014, Mr. Binder called Mr. Dvorak and conveyed the LVB board of directors’ response to the proposed merger agreement.

Also on April 7, 2014, representatives of White & Case contacted representatives of Cleary Gottlieb. Representatives of Cleary Gottlieb provided representatives of White & Case with preliminary feedback on the proposed merger agreement and on the key transaction terms the LVB board of directors would require to be reflected in the merger agreement in order to authorize LVB’s management and advisors to re-engage in discussions with Zimmer. At the direction of members of Zimmer’s senior management, later on April 7, 2014, representatives of White & Case contacted representatives of Cleary Gottlieb and confirmed that Zimmer was willing to pursue a transaction generally on the basis of the key transaction terms, other than LVB’s request for representation on the Zimmer board of directors following completion of the proposed business combination transaction, which Mr. Dvorak would need to discuss further with the Zimmer board of directors before responding. Representatives of Cleary Gottlieb then updated Mr. Binder on their discussions with representatives of White & Case. Later on April 7, 2014, Mr. Dvorak contacted Mr. Binder to confirm the message that representatives of White & Case had conveyed to representatives of Cleary Gottlieb.

On April 8, 2014, Mr. Binder updated the LVB board of directors on his conversation with Mr. Dvorak and the conversations that representatives of Cleary Gottlieb had with representatives of White & Case. Based on the assurances provided by Mr. Dvorak and by representatives of White & Case, the LVB board of directors authorized Mr. Binder to re-commence due diligence and negotiations with Zimmer on the basis of the key transaction terms LVB had proposed, subject to further and final approval by the LVB board of directors if such negotiations proved to be successful.

Later on April 8, 2014, representatives of Cleary Gottlieb contacted representatives of White & Case to inform them that LVB was willing to re-commence due diligence and negotiations with Zimmer based on the assurances Mr. Dvorak and White & Case had provided that Zimmer was committed to pursuing a potential transaction on the basis of the key transaction terms that Messrs. Binder and Dvorak had discussed on March 16, 2014 and March 23, 2014. Later on April 8, 2014, Mr. Binder contacted Mr. Dvorak to confirm the message that representatives of Cleary Gottlieb had conveyed to representatives of White & Case.

From April 8, 2014 until April 24, 2014, representatives of Zimmer, LVB and Biomet and their respective advisors met in person and held telephonic conference calls on numerous occasions as part of Zimmer’s due diligence review of LVB and LVB’s due diligence review of Zimmer. In connection with this due diligence review, each party made available to the other party and its respective advisors certain legal, business and financial documents.

On April 9, 2014, the LVB board of directors met to receive an update from members of LVB’s senior management and representatives of Cleary Gottlieb on the status of preparations for a potential initial public offering of LVB common stock. After an extensive discussion, the LVB board of directors approved several matters relating to a potential initial public offering of LVB common stock. Representatives of Weil Gotshal then provided the LVB board of directors with an update on the continuing assessment of the antitrust considerations associated with a potential business combination transaction with Zimmer. Representatives of Cleary Gottlieb and Weil Gotshal also discussed with the LVB board of directors and members of LVB’s senior management the ways in which LVB could seek to maximize closing certainty as to antitrust and other matters as part of negotiating definitive transaction documents with Zimmer.

On April 10, 2014, the Zimmer board of directors met to receive an update from members of Zimmer’s senior management on the discussions with LVB. Following such update, the Zimmer board of directors, together with members of Zimmer’s senior management and representatives of Credit Suisse, discussed, among other things, the status of Zimmer’s due diligence review of LVB and the key transaction terms proposed by LVB, including the request for participation of LVB’s sponsors on the Zimmer board of directors following the consummation of the merger. Following further discussions and deliberations, the Zimmer board of directors concurred with Zimmer’s management’s proposal to continue negotiation of the terms and conditions of a mutually acceptable merger agreement and provided specific guidance on certain transaction terms to members of Zimmer’s senior management and legal advisors.

On April 10, 2014, at the direction of the Zimmer board of directors, representatives of White & Case contacted representatives of Cleary Gottlieb to convey that the Zimmer board of directors was willing to appoint two representatives of LVB’s sponsors to the Zimmer board of directors upon the completion of the merger. Later on April 10, 2014, White & Case sent a revised draft of the merger agreement to Cleary Gottlieb.

On April 13, 2014, the LVB board of directors met to review with representatives of Cleary Gottlieb the terms of the revised draft of the merger agreement and to discuss the revised draft of the merger agreement with members of LVB’s senior management. Representatives of Weil Gotshal then provided the board with an update on the continuing assessment of the antitrust considerations associated with a potential business combination transaction with Zimmer. Following extensive discussions, the LVB board of directors directed members of LVB’s senior management and legal advisors to continue their due diligence review of Zimmer and negotiations with Zimmer in order to determine whether a transaction could be reached on terms acceptable to LVB.

On April 14, 2014, LVB filed an amended registration statement on Form S-1 with the SEC for a potential initial public offering of LVB common stock.

On April 15, 2014, Cleary Gottlieb sent comments on the revised draft of the merger agreement to White & Case. Thereafter until April 24, 2014, LVB, representatives of Zimmer and their respective advisors engaged in negotiations on the terms of the merger agreement. Throughout these negotiations, LVB continued to emphasize the importance of certainty of closing. During the course of these negotiations, the Zimmer board of directors and the LVB board of directors were regularly updated by their respective management teams and advisors.

On April 17, 2014, the LVB board of directors received an update from members of LVB’s senior management and representatives of Cleary Gottlieb on the status of their negotiations with Zimmer and their due diligence review of Zimmer. Representatives of Weil Gotshal updated the LVB board of directors on the status of the continuing assessment of the antitrust considerations associated with a potential business combination transaction with Zimmer.

Later on April 17, 2014, the LVB board of directors, together with members of LVB’s and Biomet’s senior management, met with Mr. Dvorak and other members of Zimmer senior management, who presented to the LVB board of directors and members of LVB’s senior management regarding Zimmer’s business and operations.

On April 18, 2014 and April 21, 2014, the Zimmer board of directors met to receive an update from members of Zimmer’s senior management on the discussions with LVB and its continuing assessment of the proposed merger. Representatives of White & Case and King & Spalding LLP, Zimmer’s outside healthcare regulatory counsel, provided updates to the Zimmer board of directors on the due diligence process, negotiations relating to the merger agreement and the terms and conditions of, and negotiations relating to, a stockholders agreement. Following further discussions and deliberations at each meeting with representatives of Credit Suisse and White & Case regarding the proposed merger, the Zimmer board of directors concurred with Zimmer’s management’s proposal to continue negotiation of the terms and conditions of a mutually acceptable merger agreement.

On April 18, 2014, White & Case sent to Cleary Gottlieb a draft stockholders agreement, which included a voting agreement. Thereafter until April 24, 2014, representatives of Cleary Gottlieb and White & Case engaged in negotiations on the terms of the stockholders agreement, which, during the course of negotiations, was separated into a stockholders agreement and a standalone voting agreement.

On April 20, 2014, the LVB board of directors met to receive an update from members of LVB’s senior management and representatives of Cleary Gottlieb on the status of their negotiations with Zimmer and their due diligence review of Zimmer. Later on April 20, 2014, Mr. Binder called Mr. Dvorak to reiterate the LVB board’s positions on several of the open issues in the negotiations, including the open issues relating to closing certainty.

On April 21, 2014, Cleary Gottlieb sent to White & Case a draft voting agreement, which contained the terms on which certain of the LVB stockholders would be obligated to support a transaction between LVB and Zimmer. Zimmer had stated that it was only willing to pursue a transaction with LVB on the terms Zimmer had proposed if such stockholders would enter into a voting agreement that would obligate such stockholders to support the transaction. Thereafter until April 24, 2014, representatives of Cleary Gottlieb and White & Case engaged in negotiations on the terms of the voting agreement.

Later on April 21, 2014, Mr. Binder and Mr. Dvorak spoke by telephone to discuss several of the open issues in the negotiations, including the amount of the reverse termination fee that would be payable by Zimmer under certain circumstances if the parties were unable to obtain the antitrust approvals necessary to complete the merger and certain other issues relating to closing certainty.

Also on April 21, 2014, the LVB board of directors met to receive an update from members of LVB’s senior management and representatives of Cleary Gottlieb on the status of their negotiations with Zimmer.

On April 23, 2014, Mr. Binder and Mr. Dvorak spoke by telephone to discuss several of the open issues in the negotiations.

On the evening of April 23, 2014, the LVB board of directors met to discuss the transaction. One director, Dane A. Miller, Ph.D., did not attend the April 23, 2014 board meeting. Representatives of Cleary Gottlieb reviewed with the LVB board of directors its fiduciary duties and then described to the LVB board of directors the terms of the proposed merger agreement with Zimmer, including the financial terms, antitrust covenants, closing conditions, remedies provisions, employee benefits provisions and other terms and conditions. Representatives of Cleary Gottlieb also reviewed with the LVB board of directors the terms of the proposed voting agreement between Zimmer and certain of LVB’s stockholders. After considering, among other items, the proposed terms of the merger agreement with Zimmer, the views of LVB’s management and the various information it received from its legal and financial advisors, and taking into consideration the factors described under “The Merger—Recommendation of the LVB Board of Directors and Its Reasons for the Merger” beginning on page 59 of this consent solicitation statement/prospectus and “The Merger—Interests of Executive Officers and Directors of LVB in the Merger” beginning on page 65 of this consent solicitation statement/prospectus, the LVB board of directors determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, LVB and its stockholders, and adopted and approved the merger agreement and recommended that the LVB stockholders adopt the merger agreement.

Also on April 23, 2014, the Zimmer board of directors met to discuss the transaction. Representatives of White & Case reviewed with the Zimmer board of directors its fiduciary duties and then described to the Zimmer board of directors the terms of the proposed merger agreement with LVB, including the financial terms, antitrust covenants, closing conditions, reverse termination fee and other remedies provisions, employee benefits provisions and other terms and conditions. Representatives of White & Case also reviewed with the Zimmer board of directors the terms of the proposed stockholders agreement and voting agreement. Members of Zimmer’s senior management provided their recommendation as to terms that may be acceptable to Zimmer with respect to outstanding issues and members of Zimmer’s senior management and representatives of Credit Suisse and White & Case answered questions from the members of the Zimmer board of directors. After further discussions and deliberations regarding, among other items, the proposed terms of the merger agreement with LVB and the views of Zimmer’s management and its legal and financial advisors, and taking into consideration the factors described under “The Merger—Zimmer’s Reasons for the Merger” beginning on page 58 of this consent solicitation statement/prospectus, the Zimmer board of directors, subject to resolution of the outstanding issues in a manner consistent with Zimmer’s management’s recommendation, determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and fair to, and in the best interests of, Zimmer and its stockholders and adopted and approved the merger agreement.

On April 24, 2014, the merger agreement was executed by Zimmer and LVB and the parties to the stockholders agreement and voting agreement executed the voting agreement and stockholders agreement. For a discussion of the merger agreement, voting agreement and stockholders agreement, see the sections titled “The Merger Agreement” beginning on page 81 of this consent solicitation statement/prospectus, “Material Contracts Between the Parties—The Voting Agreement” beginning on page 100 of this consent solicitation statement/prospectus and “Material Contracts Between the Parties—The Stockholders Agreement” beginning on page 100 of this consent solicitation statement/prospectus.

Before the NYSE opened on April 24, 2014, Zimmer and LVB issued a joint press release announcing the execution of the merger agreement.

Effects of the Merger; Merger Consideration

At the effective time of the merger, all shares of LVB common stock that are owned by Zimmer, Merger Sub or any subsidiary of Zimmer or Merger Sub, or held in treasury of LVB or owned by LVB or any of its subsidiaries, will be cancelled, and no payment will be made with respect to such shares.

At the effective time of the merger, each share of LVB common stock (other than any dissenting shares and any shares of LVB common stock owned by Zimmer, Merger Sub or any subsidiary of Zimmer or Merger Sub, or held in treasury of LVB or owned by LVB or any of its subsidiaries) outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive a portion of the aggregate merger consideration in accordance with the terms of the merger agreement. The precise amount of the aggregate merger consideration and the resulting per share merger consideration will not be known until shortly before the effective time of the merger.

The aggregate merger consideration will be allocated among holders of LVB common stock, LVB stock options and LVB stock-based awards. The precise amount of the consideration to be paid to each holder of LVB common stock, LVB stock options or LVB stock-based awards will vary, depending on the amount of the aggregate adjusted cash consideration and the number of shares of LVB common stock, LVB stock options and LVB stock-based awards outstanding immediately prior to the effective time of merger.

For illustrative purposes only, if the capitalization of LVB immediately prior the effective time of the merger was the same as on the date of the merger agreement, and assuming, for the purpose of calculating the aggregate adjusted cash consideration, that at the closing of the merger (i) the fair market value of all cash, cash equivalents and marketable securities of LVB and its subsidiaries (subject to certain adjustments) equaled $[—], (ii) the amount of the applicable fees, costs and expenses of LVB equaled $[—] and (iii) the aggregate amount necessary to pay off the applicable funded debt of LVB and its subsidiaries equaled $[—], each LVB stockholder would receive $[—] in cash and [—] shares of Zimmer common stock for each share of LVB common stock.

Zimmer will not issue fractional shares of Zimmer common stock in the merger. As a result, LVB stockholders will receive cash for any fractional share of Zimmer common stock that they would otherwise be entitled to receive in the merger. After the merger is completed, LVB stockholders will have only the right to receive the merger consideration, any cash in lieu of such fractional shares of Zimmer common stock and any dividends or other distributions with respect to shares of Zimmer common stock and with a record date occurring after the effective time of the merger or, in the case of LVB stockholders that properly exercise and perfect appraisal rights, the right to receive the fair market value for such shares, and will no longer have any rights as LVB stockholders, including voting or other rights.

If a change in the outstanding shares of capital stock of Zimmer occurs prior to the effective time of the merger by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or any similar event, any number or amount contained in the merger agreement which is based on the price of Zimmer common stock or the number of shares of Zimmer common stock will be appropriately adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or any similar event and to provide to the holders of LVB common stock as of immediately prior to the effective time of the merger the same economic effect as contemplated by the merger agreement prior to such event. Unless a change in the outstanding shares of capital stock of Zimmer occurs prior to the effective time of the merger by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or any similar event, in no event will Zimmer be obligated to issue any shares of Zimmer common stock in excess of the aggregate stock consideration in connection with the merger.

For a full description of the merger consideration, see the section titled “The Merger Agreement—Effects of the Merger; Merger Consideration” beginning on page 82 of this consent solicitation statement/prospectus.

Treatment of LVB Stock Options and LVB Stock-Based Awards

Immediately prior to the effective time of the merger, each LVB stock option and each LVB stock-based award outstanding immediately prior to the effective time of the merger will be cancelled.

At, or as promptly as reasonably practicable after, the effective time of the merger, Zimmer will deliver (or cause the surviving corporation to deliver) in exchange for each cancelled LVB stock option a payment, which is referred to as the option consideration in this consent solicitation statement/prospectus, equal to the product of (i) the excess of (a) the sum of the aggregate adjusted cash consideration and the aggregate stock consideration over (b) the sum of the aggregate merger consideration payable to holders of LVB common stock and the aggregate payments in respect of LVB stock-based awards and (ii) the ratio which the per option consideration for such LVB stock option bears to the aggregate of the per option consideration for all LVB stock options. With respect to any LVB stock option, the per option consideration refers to an amount equal to the product of (i) the total number of shares of LVB common stock subject to such LVB stock option and (ii) the excess, if any, of (a) the sum of the per share cash consideration and the product of the exchange ratio and the volume weighted average sales price per share of Zimmer common stock during a specified period prior to the effective time of the merger over (b) the applicable exercise price per share of LVB common stock. Such payment will be comprised of cash and Zimmer common stock based on the ratio which the aggregate adjusted cash consideration or the aggregate stock consideration, respectively, bears to the sum of the value of the aggregate stock consideration and the aggregate adjusted cash consideration (based on the volume weighted average sales price per share of Zimmer common stock during a specified period prior to the effective time of the merger).

At, or as promptly as reasonably practicable after, the effective time of the merger, Zimmer will deliver (or will cause the surviving corporation to deliver) in exchange for each cancelled LVB stock-based award the stock-based award consideration, except that, in the case of leveraged share awards, such amount will be reduced by any unpaid portion of any loan with respect to such award.

Zimmer will not issue fractional shares of Zimmer common stock in the merger. As a result, holders of LVB stock options and LVB stock-based awards will receive cash for any fractional share of Zimmer common stock that they would otherwise be entitled to receive in the merger.

Ownership of Zimmer Following the Merger

Zimmer expects to issue 32,704,677 shares of Zimmer common stock in the merger for the outstanding shares of LVB common stock and LVB equity-based awards. Based on the number of shares of Zimmer common stock outstanding on [—], immediately after completion of the merger, LVB stockholders and holders of LVB equity-based awards immediately prior to the merger are expected to own, in the aggregate, approximately 16% of the then outstanding shares of Zimmer common stock.

The merger will not affect the continuing ownership by Zimmer stockholders of shares of Zimmer common stock owned prior to the effective time of the merger. Accordingly, Zimmer stockholders will hold the same number of shares of Zimmer common stock that they held immediately prior to the merger. However, because Zimmer will be issuing new shares of Zimmer common stock to LVB stockholders and holders of LVB equity-based awards in the merger, each outstanding share of Zimmer common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Zimmer common stock outstanding after the merger. It is expected that Zimmer stockholders immediately prior to the merger will hold approximately 84% of the total Zimmer common stock outstanding upon completion of the merger.

Board of Directors and Management of Zimmer After the Merger

The directors and officers of Zimmer immediately prior to the effective time of the merger will continue to be directors and officers of Zimmer immediately following the merger. Pursuant to the Zimmer stockholders agreement, Zimmer has agreed to increase the size of the Zimmer board of directors by two members on or prior to the closing date of the merger, and, following the closing of the merger, LVB Acquisition Holding (or, in certain circumstances, its transferees) will be entitled to designate up to two individuals for nomination to the Zimmer board of directors on the terms and subject to the conditions set forth in the Zimmer stockholders agreement. See the section titled “Material Contracts Between the Parties—The Stockholders Agreement” beginning on page 100 of this consent solicitation statement/prospectus.

Information about current directors and executive officers of Zimmer, including biographical information, executive compensation and stock ownership, can be found in Zimmer’s proxy statement for the 2014 annual meeting of Zimmer stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 2013, both of which are filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus. See the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Zimmer’s Reasons for the Merger

Zimmer believes that current demographic and macroeconomic trends affecting the healthcare industry will reward companies that successfully partner with other key stakeholders to improve patient care in a cost-effective manner. The acquisition of LVB supports Zimmer’s strategic framework, which focuses on growth, operational excellence and prudent capital allocation. In approving the merger and the other transactions contemplated by the merger agreement, the Zimmer board of directors considered a variety of factors related to these strategic priorities, including the following:

•	the addition of LVB’s portfolio of solutions is expected to allow Zimmer to offer an even broader range of personalized solutions that benefit providers, surgeons and their patients;

•	the opportunity to leverage complementary sales channels of Zimmer and LVB to achieve global distribution channels and cross-selling platforms and to strengthen Zimmer’s presence in emerging markets;

•	the transaction is expected to be accretive to Zimmer’s adjusted diluted earnings per share in the first year following the closing of the merger; and

•	the combination is expected to achieve net synergies from the first year following the closing of the merger.

The Zimmer board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations on the merger and the other transactions contemplated by the merger agreement, including the following:

•	Zimmer’s ability to engage in additional acquisitions may be more limited after the merger;

•	the merger would potentially face heightened regulatory scrutiny and that the regulatory approval process could be protracted and could result in remedies;

•	the anticipated synergies would be more difficult to achieve or would take longer to achieve than anticipated; and

•	the potential challenges of integrating Zimmer’s and LVB’s operations.

The foregoing discussion of factors considered by the Zimmer board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Zimmer board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Zimmer board of directors may have given differing weights to different factors. The Zimmer board of directors conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Zimmer’s management and outside legal and financial advisors regarding certain of the matters described above.

Recommendation of the LVB Board of Directors and Its Reasons for the Merger

After careful consideration, the LVB board of directors determined that the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, LVB stockholders, and adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and resolved to recommend that the LVB stockholders adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement by executing and delivering the written consent furnished with this consent solicitation statement/prospectus. In addition, the LVB board of directors recommends that LVB stockholders approve, on an advisory (non-binding) basis, the “golden parachute” compensation proposal by written consent. One director, Dane A. Miller, Ph.D., did not attend the meeting of the LVB board of directors at which the adoption and approval of the merger agreement, and the recommendation that the LVB stockholders consent to the adoption of the merger agreement, were considered.

In reaching its decision to adopt and approve, and declare advisable, the merger agreement and resolving to recommend that LVB stockholders adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement, the LVB board of directors consulted with LVB’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of LVB’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial forecasts, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering of

LVB common stock. Among the various factors that the LVB board of directors believed supported its decision are:

•	Merger Consideration; Other Strategic Alternatives. The fact that the LVB board of directors considers the merger consideration to be fair, even in the absence of risks facing LVB, which risks include, among other things, the challenges facing the medical device industry generally and the potential for further deterioration in the pricing of the products offered by LVB and the possibility of future regulatory changes in the medical device industry, each of which could adversely affect LVB’s financial performance even if LVB successfully executes its business strategy. The belief of the LVB board of directors that the merger consideration provided LVB stockholders with an opportunity to receive a return on their investment that significantly exceeded the return LVB stockholders would likely have received in connection with an initial public offering of LVB common stock, especially in light of the then recent volatility in the market for initial public offerings. In addition, the belief of the LVB board of directors that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were otherwise more favorable to LVB and its stockholders than remaining independent or pursuing other strategic alternatives reasonably available to LVB, including a potential initial public offering of LVB common stock.

•	Significant Portion of Merger Consideration in Cash. The fact that a large portion of the merger consideration will be paid in cash, giving LVB stockholders an opportunity to immediately realize value for a significant portion of their investment and providing certainty of value. The LVB board of directors also considered the fact that LVB stockholders would be able to reinvest cash consideration received in the merger in Zimmer common stock if they desired to do so.

•	Participation in Potential Upside. The benefits to the combined company that could result from the merger, including an enhanced competitive and financial position, increased diversity and depth in its product line, pipelines and geographic areas and the potential to realize significant cost and sales synergies, and the fact that, since a portion of the merger consideration will be paid in Zimmer common stock, LVB stockholders would have the opportunity to participate in any future earnings or growth of the combined company and any future appreciation in the value of Zimmer common stock following the merger should they decide to retain the shares of Zimmer common stock payable in the merger. The LVB board of directors also considered the liquidity, subject to certain contractual and securities law restrictions, that holding shares of Zimmer common stock would provide to LVB stockholders who do not wish to hold shares of Zimmer common stock following the completion of the merger. In addition, the LVB board of directors considered that the transaction is structured so that all holders of LVB common stock, LVB stock options and LVB stock-based awards, irrespective of whether any such holder qualifies as an “accredited investor” for purposes of applicable SEC rules, will be entitled to receive a portion of the merger consideration in shares of Zimmer common stock.

•	Efforts to Consummate the Merger. The belief of the LVB board of directors that the regulatory approvals and clearances necessary to complete the merger would likely be obtained. The fact that Zimmer must take any and all steps necessary to obtain the antitrust approvals and clearances required to complete the merger, that under certain circumstances, if such approvals and clearances are not obtained and the merger agreement were terminated, Zimmer would be required to pay LVB a termination fee of $800 million and that under certain circumstances, if Zimmer intentionally breached its obligations under the merger agreement, LVB would be entitled to seek additional damages from Zimmer.

•

Representation on the Zimmer Board of Directors.  The fact that, following the closing of the merger, the sponsor funds will have the right to appoint two individuals to the Zimmer board of directors, which will be expanded accordingly, and the fact that LVB Acquisition Holding will thereafter be entitled to designate up to two individuals for nomination to the Zimmer board of directors, so long as the number of shares of Zimmer common stock beneficially owned by LVB

Acquisition Holding and its affiliates continue to represent a certain specified percentage of the shares of Zimmer common stock acquired by LVB Acquisition Holding in the merger.

•	No Financing Condition; Financial Strength of Zimmer. The fact that Zimmer’s obligation to complete the merger is not subject to any financing condition and the likelihood that Zimmer would be able to finance the merger given Zimmer’s financial resources and the financing commitments that it had obtained.

•	Other Terms of the Merger Agreement. The limited conditions to Zimmer’s obligations to complete the merger, including the fact that neither the merger agreement nor the issuance of Zimmer common stock to LVB stockholders as merger consideration is subject to the approval of Zimmer stockholders. The fact that LVB’s obligation to complete the merger is conditioned on the absence of a material adverse effect on Zimmer. The ability of LVB to specifically enforce the terms of the merger agreement.

•	Absence of Competing Offers. The belief of the LVB board of directors, in consultation with its financial advisor, that it was unlikely that any strategic purchaser would make a higher offer to acquire LVB. The LVB board of directors also noted that LVB did not receive any inquiries concerning alternative transactions following its filing of a registration statement for a potential initial public offering of LVB common stock and prior to the signing of the merger agreement. In addition, the LVB board of directors noted that, in consultation with its financial advisor and in light of the size of the transaction and the identity of LVB’s principal stockholders, it was unlikely that a non-strategic buyer would be in a position to propose a transaction with more attractive terms than the terms of the proposed merger with Zimmer. The belief of the LVB board of directors that it was preferable to negotiate on a confidential basis with a single potential acquirer rather than to conduct a private or public “auction” of LVB, particularly in light of (i) the limited number of potential acquirers of LVB in view of antitrust considerations and the financial resources required to pursue a transaction of this size, (ii) the absence of any competing offers, (iii) the risk that a private auction would become public and the damage such public reports of a potential transaction would cause to LVB, its business and its pursuit of a potential initial public offering and (iv) the risk that an auction would not result in a transaction at a more attractive price than the merger consideration offered by Zimmer and that a “failed” attempt to sell LVB would be highly detrimental to LVB, its business and its pursuit of a potential initial public offering.

•	Fixed Stock Portion of the Merger Consideration. The fact that because the stock portion of the merger consideration is a fixed number of shares of Zimmer common stock, LVB stockholders will have the opportunity to benefit from any increase in the trading price of Zimmer common stock between the announcement of the merger and the completion of the merger.

The LVB board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the following:

•	Fixed Stock Portion of the Merger Consideration. The fact that because the stock portion of the merger consideration is a fixed number of shares of Zimmer common stock, LVB stockholders could be adversely affected by any decrease in the trading price of Zimmer common stock during the pendency of the merger, and the fact that the merger agreement does not provide LVB with a price-based termination right or other similar protection. The LVB board of directors determined that this structure was appropriate and that the risk was acceptable in view of factors such as:

¡	the LVB board of directors’ review of the relative values and financial performances of LVB and Zimmer;

¡	the fact that a substantial portion of the merger consideration will be paid in cash, which reduces the impact of any decline in the trading price of Zimmer common stock on the value of the merger consideration; and

¡	the due diligence that representatives of LVB and its advisors performed with respect to Zimmer and its business and operations.

•	Possible Failure to Achieve Synergies. The risk that the potential benefits and synergies sought in the merger will not be realized or will not be realized within the expected time period, and the risks associated with the integration of Zimmer and LVB.

•	Smaller Ongoing Equity Participation in the Combined Company by LVB Stockholders. The fact that because only a limited portion of the merger consideration will be in the form of shares of Zimmer common stock, LVB stockholders will have a smaller ongoing equity participation in the combined company (and, as a result, a smaller opportunity to participate in any future earnings or growth of the combined company and any future appreciation in the value of Zimmer common stock following the merger) than they have in LVB. The LVB board of directors considered, however, that the LVB stockholders would be able to reinvest the cash received in the merger in Zimmer common stock.

•	Terms of Zimmer’s Financing Commitments. The fact that the financing commitment letter obtained by Zimmer contained closing conditions similar to those found in the merger agreement, including the absence of a material adverse effect on Zimmer.

•	Risk of Non-Completion. The possibility that the merger might not be completed and the effect the resulting public announcement of the termination of the merger agreement may have on LVB’s business and operating results, particularly in light of the costs incurred in connection with the transaction and the fact that LVB and Zimmer are competitors.

•	Uncertainty as to Regulatory Approvals. The fact that the merger might not be completed in a timely manner or at all due to a delay in receiving or the failure to receive necessary antitrust approvals, including under the HSR Act, the EU Merger Regulation and the applicable merger control laws of other jurisdictions. The fact that the scope and terms of any remedy that may be required by regulators in order to secure the necessary antitrust approvals were unknown at the time the merger agreement was entered into, as were the possible effects of such remedies on the value of the combined company.

•	Inability to Pursue an Initial Public Offering. The fact that, unless the merger agreement is terminated, LVB would forego the opportunity to pursue an initial public offering of LVB common stock and the potential value that LVB could deliver to its stockholders as a public company if LVB were to succeed in executing on its business plan and navigating the challenges facing the medical device industry.

•	Inability to Accept Competing Offers. The restrictions on LVB’s ability to negotiate alternative transactions and the inability of LVB to terminate the merger agreement even if the LVB board of directors were to change its recommendation, both of which, although having the effect (in combination with the voting agreement) of preventing LVB stockholders from accepting a competing business combination transaction, the members of the LVB board of directors understood were conditions to Zimmer’s willingness to enter into a transaction and which the members of the LVB board of directors determined were fair and reasonable to LVB and its stockholders in light of (among other things) the benefits of the merger to LVB stockholders.

•	Possible Disruption to the Business and Incurrence of Costs and Expenses. The possible disruption to LVB’s business that may result from the merger, including the distraction of the attention of LVB’s management and potential attrition of LVB’s employees, distributors and sales representatives, as well as the costs and expenses incurred in connection with completing the merger.

•

Restrictions on Operation of LVB’s Business.  The fact that, although LVB will continue to exercise, consistent with the terms and conditions of the merger agreement, control and supervision over its operations prior to the completion of the merger, the merger agreement generally obligates LVB, subject to Zimmer’s prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent LVB from undertaking certain business opportunities that might arise pending completion of the merger.

•	Merger Consideration Taxable. The fact that any gains arising from the receipt of the merger consideration would be taxable to LVB stockholders for United States federal income tax purposes.

•	Interests of LVB Executive Officers and Directors. The fact that certain executive officers and directors of LVB have interests in the merger that may be different from, or in addition to, the interests of LVB stockholders generally, including the manner in which they would be affected by the merger (see the section titled “The Merger—Interests of Executive Officers and Directors of LVB in the Merger” beginning on page 65 of this consent solicitation statement/prospectus).

•	Other Risks. The risks described in the section titled “Risk Factors” beginning on page 32 of this consent solicitation statement/prospectus.

The foregoing discussion of the factors considered by the LVB board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the LVB board of directors. In reaching its decision to adopt and approve, and declare advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement, the LVB board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The LVB board of directors considered all these factors as a whole, including discussions with, and questioning of, LVB’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The LVB board of directors concluded that the potentially negative factors associated with the proposed merger were outweighed by the potential benefits that it expected LVB stockholders would receive as a result of the merger, including the belief of the LVB board of directors that the proposed merger would maximize the immediate value of shares of LVB common stock and eliminate the risk and uncertainty affecting the future prospects of LVB, including the potential execution risks associated with an initial public offering of LVB common stock and pursuing its business plan as a public company. Accordingly, the LVB board of directors determined that the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, LVB and its stockholders, and adopted and approved, and declared advisable, the merger agreement, the merger and the other transactions contemplated by the merger agreement. The LVB board of directors recommends that LVB stockholders consent to the adoption of the merger agreement and thereby approve the merger and the transactions contemplated by the merger agreement.

LVB Unaudited Prospective Financial Information

LVB does not as a matter of course publicly disclose financial projections due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, LVB is including in this consent solicitation statement/prospectus certain non-public unaudited prospective financial information of LVB for the fiscal years ended May 31, 2015 through May 31, 2018 that was prepared on the basis that LVB remained a private company during the forecast period, which is referred to as the stand-alone case in this consent solicitation statement/prospectus, as well as certain non-public unaudited prospective financial information of LVB for the fiscal years ended May 31, 2015 through May 31, 2018 that was prepared on the basis that LVB completed an initial public offering of its common stock in fiscal year 2014, which is referred to as the IPO case in this consent solicitation statement/prospectus, each of which was made available to the LVB board of directors in connection with its consideration of the merger. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to, among other things, industry performance, general business, economic, regulatory, litigation, market and financial conditions, foreign currency rates, and matters specific to LVB’s business, such as approval and successful launch of new products and competitive conditions and, in the case of the IPO case, completion of an initial public offering of LVB common stock, many of which are beyond LVB’s control. LVB’s management believed such estimates and assumptions were reasonable at the time the unaudited prospective financial information was prepared. However, no assurances can be given that those assumptions will accurately reflect future conditions. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the estimates in the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. LVB stockholders are urged to review LVB’s most recent SEC filings for a description of risk factors with respect to LVB’s business.

While the unaudited prospective financial information is being included in this consent solicitation statement/prospectus, the unaudited prospective financial information was not prepared with a view toward public disclosure, complying with the published guidelines of the SEC regarding projections and the use of non-GAAP measures or complying with the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of “prospective financial information.” The inclusion of the unaudited prospective financial information in this consent solicitation statement/prospectus should not be regarded as an indication that LVB or any other recipient of this information considered, or now considers, this information to be necessarily predictive of actual future results, and does not constitute an admission or representation by any person that such information is material. LVB stockholders are cautioned not to place undue reliance on the unaudited prospective financial information. None of LVB, Zimmer or their respective affiliates or representatives assumes any responsibility for the accuracy of the unaudited prospective financial information.

Neither LVB’s independent registered public accounting firm, nor any other independent accountants, have examined, compiled, or performed any procedures with respect to the unaudited prospective financial information and, accordingly, no independent accountant expresses an opinion or any other form of assurance with respect to the unaudited prospective financial information or its achievability. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The report of PricewaterhouseCoopers LLP, dated February 28, 2014, incorporated by reference into this consent solicitation statement/prospectus relates to Zimmer’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. The report of Deloitte & Touche LLP, dated August 20, 2014, included in this consent solicitation statement/prospectus relates to LVB’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so.

The key assumptions underlying the unaudited prospective financial information include:

•	Adjusted net income increases 13-17% per year due to adjusted operating income growth and lower interest expense due to debt pay down in fiscal years 2015 and 2016;

•	Price declines of approximately 2-2.5% annually partially offset through other cost of sales efficiencies;

•	No impact of non-cash purchase accounting amortization/depreciation and impairment charges, stock compensation expense, and non-recurring charges for litigation and operational restructurings;

•	Adjusted net income does not include pre-tax stock compensation expense of approximately $20 million per year;

•	Includes impact of medical device tax; and

•	Foreign currency exchange rates assumed at the following levels: EUR 1.35; JPY 102.

The following information was included in the unaudited prospective financial information:

Stand-Alone Case

	Fiscal Year Ending May 31, (in millions)
	2015E	2016E	2017E	2018E
Net Sales	$3,379	$3,565	$3,761	$3,968
Adjusted EBITDA(1)	$1,157	$1,232	$1,300	$1,371
Adjusted Net Income(2)	$481	$541	$590	$634

(1)	Adjusted EBITDA as used in the unaudited prospective financial information means net income before interest expense, income tax, depreciation and amortization, as adjusted to exclude certain expenses, such as restructuring charges, non-cash impairment charges, integration and facilities opening costs or other business optimization expenses, new systems design and implementation costs, certain start-up costs and costs related to consolidation of facilities, certain non-cash charges, advisory fees paid to LVB’s private equity owners, certain severance charges, purchase accounting costs, stock-based compensation, new business development, certain litigation costs and settlements, and other related charges.
(2)	Adjusted net income as used in the unaudited prospective financial information means earnings as adjusted to exclude certain expenses consistent with Adjusted EBITDA and to exclude amortization of intangible assets acquired in business acquisitions and the tax effect of certain of these excluded items.

IPO Case

	Fiscal Year Ending May 31, (in millions)
	2015E	2016E	2017E	2018E
Net Sales	$3,379	$3,565	$3,761	$3,968
Adjusted EBITDA	$1,157	$1,232	$1,300	$1,371
Adjusted Net Income	$508	$558	$603	$663

THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION DOES NOT GIVE EFFECT TO THE MERGER OR THE FAILURE OF THE MERGER TO BE COMPLETED. LVB DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Stock Ownership of LVB Directors and Executive Officers

As of the close of business on the record date, excluding shares of LVB common stock held by the sponsor funds, the directors and executive officers of LVB collectively beneficially owned and were entitled to vote [—] shares of LVB common stock, which represent, in the aggregate, approximately [—]% of LVB common stock outstanding on that date.

Interests of Executive Officers and Directors of LVB in the Merger

The directors and executive officers of LVB have interests in the merger that may be different from, or in addition to, the interests of LVB stockholders generally. The LVB board of directors was aware of these interests and considered them, among other matters, in approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement. Certain of the directors and executive officers of LVB also hold LVB common stock, which will be treated in the same way as LVB common stock held by LVB stockholders generally. See the section titled “Information about LVB—Principal Stockholders of LVB” beginning on page 195 of this consent solicitation statement/prospectus.

Executive Officers

The following table sets forth the name and position of the individuals who currently serve as the executive officers of LVB.

Name	Position
Jeffrey R. Binder	Director, President and Chief Executive Officer
Daniel P. Florin	Senior VP and Chief Financial Officer
Adam R. Johnson	Senior VP/Group President, Spine, Microfixation and Bone Healing
Bareld J. Doedens	Senior VP and President, Biomet 3i
Renaat Vermeulen	Senior VP/President, EMEA
Bradley J. Tandy	Senior VP, General Counsel and Secretary
Robin T. Barney	Senior VP, World Wide Operations
Daniel E. Williamson	Senior VP and President, Global Reconstructive Joints
Wilber C. Boren IV	Senior VP/President, SET
Hadi Saleh	Senior VP/President, International Operations
Stuart G. Kleopfer	Senior VP/President, U.S. Orthopedics

Treatment of LVB Equity-Based Awards in the Merger

Pursuant to the terms of the merger agreement, LVB equity-based awards held by LVB’s employees (including its executive officers) that are outstanding immediately prior to the effective time of the merger will be subject to the following treatment. All the payments noted below will be made less any applicable withholding taxes.

The merger agreement provides that, immediately prior to the effective time of the merger, each LVB stock option outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be cancelled in exchange for a payment equal to the per option consideration. Such payment will be comprised of cash and Zimmer common stock based on the ratio which the aggregate adjusted cash consideration or the aggregate stock consideration, respectively, bears to the sum of the value of the aggregate stock consideration and the aggregate adjusted cash consideration (based on the volume weighted average sales price per share of Zimmer common stock during a specified period prior to the effective time of the merger).

The merger agreement also provides that each LVB stock-based award outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be cancelled in exchange for the stock-based award consideration, except that, in the case of leveraged share awards, such amount will be reduced by any unpaid portion of any loan with respect to such award.

For illustrative purposes only, the table below shows the value LVB’s executive officers would receive in respect of their currently outstanding (vested and unvested) equity-based awards upon the closing of the merger, based on an assumed price per share of LVB common stock of $13.50 (based on certain assumptions relating to the calculation performed in accordance with the merger agreement as of April 24, 2014). The actual amounts received may be materially different based on the actual merger consideration, which will be calculated as of the closing date of the merger.

Executive Officer	Stock Options (#)	Restricted Stock Units (#)	Total Value of Options and RSUs ($)
Jeffrey R. Binder	4,200,000	2,800,000	$61,404,000
Daniel P. Florin	750,000	565,000	11,842,500
Daniel E. Williamson	425,000	275,000	6,048,500
Renaat Vermeulen	400,000	360,000	7,108,000
Adam R. Johnson	300,000	465,000	7,963,500
All Other Executive Officers as a Group (6 persons)	2,575,000	1,850,000	39,446,500

Transaction Bonuses

Most of the executive officers are entitled to a transaction bonus in the amount set forth in the table below. The transaction bonuses are payable on the closing date of the merger, so long as the executive officer remains employed through such date.

Executive Officer	Transaction Bonus
Jeffrey R. Binder	$500,000
Daniel P. Florin	135,000
Daniel E. Williamson	100,000
Renaat Vermeulen	90,000
Adam R. Johnson	60,000
All Other Executive Officers as a Group (5 persons)	385,000

Payment of Annual Bonus Opportunity

At the closing of the merger, pursuant to the merger agreement, Biomet employees who participate in the Biomet annual bonus plan (including the executive officers) will receive a pro-rated bonus in respect of Biomet’s fiscal year in which the merger occurs. For illustrative purposes only, the table below shows the amount of the annual bonuses that each of the executive officers would receive, assuming a target level payout for a closing on July 1, 2014 (i.e., one month).

Executive Officer	Fiscal Year 2015 Pro-Rated Bonus Payment (Assuming July 1, 2014 Closing)
Jeffrey R. Binder	$71,614
Daniel P. Florin	31,197
Daniel E. Williamson	20,997
Renaat Vermeulen	27,209
Adam R. Johnson	21,913
All Other Executive Officers as a Group (6 persons)	133,833

Executive Officer Severance and Employment Arrangements

Biomet is a party to an employment agreement with each of its executive officers that provides for severance benefits upon a termination of employment under certain circumstances and, in some cases, additional benefits upon a termination of employment following a change in control. The change in control severance provisions of these employment agreements are described below.

Employment Agreement with Mr. Jeffrey Binder. Pursuant to his employment agreement, in the event of a termination of Mr. Binder’s employment within two years after a change in control either (1) by Biomet for any reason other than for cause, death or disability, (2) by Mr. Binder for good reason or (3) by Mr. Binder without good reason on or after January 1, 2015, he would be entitled to the following:

•	An amount equal to (a) two times Mr. Binder’s base salary in effect at the date of termination plus (b) two times the amount equal to the average of (x) the actual annual incentive bonus earned by Mr. Binder with respect to the 2014 fiscal year and (y) Mr. Binder’s target annual incentive bonus under the annual bonus plan for Biomet’s fiscal year in which the closing of the merger occurs;

•	An amount equal to the pro-rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which Mr. Binder’s employment is terminated) of the target annual incentive bonus for the fiscal year in which the date of termination occurs;

•	If Mr. Binder is eligible for and elects continuation of coverage pursuant to COBRA, Biomet will pay the premiums for such coverage (or reimburse him for such premiums) until the earlier of

(a) the end of the 18-month period during which, under the employment agreement, Mr. Binder agrees not to engage in certain activities in competition with Biomet or (b) the date he becomes eligible for coverage under another group plan;

•	Continued payment of Mr. Binder’s company-provided car allowance, if any, for a period of 12 months from date of termination; and

•	Immediate vesting of any unvested options held by Mr. Binder as of the date his employment is terminated.

To receive the severance benefits provided under the employment agreement, Mr. Binder must sign a general release of claims. The employment agreement contains customary confidentiality, non-competition and non-solicitation provisions. Mr. Binder’s non-competition and non-solicitation period is 18 months following the date of the termination of his employment.

Mr. Binder will also receive any “accrued benefits” (as defined in Mr. Binder’s employment agreement), which generally include any vested compensation deferred by Mr. Binder and not yet paid by Biomet, any amounts or benefits owing to him under the then applicable benefit plans and any amounts owing to him for reimbursement of expenses properly incurred by him.

Mr. Binder is eligible to receive a tax gross-up if he is subject to the excise tax imposed by Sections 4999 and 280G of the Code or any interest or penalties are incurred by him with respect to such excise tax. LVB intends to submit to a vote of its stockholders payments that might otherwise be subject to Sections 4999 and 280G of the Code (after such amounts are first waived by the recipients, including Mr. Binder) in order to avoid the application of such excise tax or the loss of a deduction with respect to such amounts. Following stockholder approval, no payment should be subject to the excise tax and no tax gross-up payments would be required.

Employment Agreements with Messrs. Daniel P. Florin, Bradley J. Tandy, Adam R. Johnson, Stuart Kleopfer, Hadi Saleh, Bareld J. Doedens, Daniel E. Williamson, Wilber C. Boren, IV and Ms. Robin T. Barney. With respect to Messrs. Florin, Tandy, Johnson, Kleopfer, Saleh, Doedens, Williamson, Boren and Ms. Barney, in the event of a termination of the executive’s employment within two years after a change in control either (1) by Biomet for any reason other than for cause, the executive’s death or the executive’s disability, or (2) by the executive for good reason, each executive would be entitled to the following:

•	An amount equal to (a) two times the executive’s base salary in effect at the date of termination plus (b) two times the amount equal to the average of (x) the actual annual incentive bonus earned by the executive with respect to the 2014 fiscal year and (y) the executive’s target annual incentive bonus under the annual bonus plan for Biomet’s fiscal year in which the closing of the merger occurs;

•	An amount equal to the pro-rated portion (based on the percentage of Biomet’s current fiscal year preceding the date on which the executive’s employment is terminated) of the target annual incentive bonus for the fiscal year in which the date of termination occurs; and

•	If the executive is eligible for and elects continuation of coverage pursuant to COBRA, Biomet will pay the premiums for such coverage (or reimburse the executive for such premiums) until the earlier of (a) the end of the 18-month period during which, under the employment agreement, the executive agrees not to engage in certain activities in competition with Biomet or (b) the date the executive becomes eligible for coverage under another group plan.

To receive the severance benefits provided under the employment agreement, the executive must sign a general release of claims. The employment agreement contains customary confidentiality, non-competition and non-solicitation provisions, in which the non-competition and non-solicitation period is 18 months following the date of the termination of the executive’s employment.

Each executive officer will also receive any “accrued benefits” (as defined in the respective employment agreement), which generally include any vested compensation deferred by the executive and not yet paid by

Biomet, any amounts or benefits owing to the executive under Biomet’s then applicable benefit plans and any amounts owing to the executive for reimbursement of expenses properly incurred by the executive.

Employment Agreement with Mr. Renaat Vermeulen. Pursuant to his employment agreement, in the event of a termination of Mr. Vermeulen’s employment within two years after a change in control either (1) by Biomet for any reason other than for cause, death or disability or (2) by Mr. Vermeulen for good reason, he would be entitled to an amount equal to (a) two times his base salary (as defined in the Employment Agreement by and between Biomet Europe BV and Mr. Vermeulen, dated March 1, 2007, as amended) in effect at the date of termination plus (b) two times the amount equal to the average of (x) the actual annual incentive bonus earned by Mr. Vermeulen with respect to the 2014 fiscal year and (y) Mr. Vermeulen’s target annual incentive bonus under the annual bonus plan for Biomet’s fiscal year in which the closing of the merger occurs.

The aggregate amount of severance payments and benefits that LVB’s executive officers, other than LVB’s named executive officers, may potentially receive in connection with the merger, assuming the merger is consummated and all the executives experience a qualifying termination, each as of July 1, 2014, and the 2015 fiscal year pro-rated bonus has been paid out at target pursuant to the merger agreement as described above, is as follows:

Type of Compensation	Total Amount($)
Cash Severance	10,244,189
COBRA Premiums	136,069
Total	10,380,258

See “The Merger—Interests of Executive Officers and Directors of LVB in the Merger—Executive Officers—Golden Parachute Payments” below for an estimate of the amount of the potential severance compensation and benefits payable to LVB’s named executive officers under their employment agreements.

Golden Parachute Payments

In accordance with Item 402(t) of Regulation S-K, the table below presents the estimated amounts of compensation that each named executive officer of LVB could receive that are based on or otherwise relate to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to the named executive officers of LVB.

The amounts set forth below have been calculated assuming that the merger was consummated on July 1, 2014 and constituted a change in control, that the price per share of LVB common stock was $13.50 (based on certain assumptions relating to the calculation performed in accordance with the merger agreement as of April 24, 2014) and, where applicable, that each named executive officer of LVB experienced a qualifying termination of employment as of July 1, 2014. The amounts indicated below are estimates of amounts that would have been payable to the named executive officers of LVB, and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described herein. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer of LVB may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Table
		Cash(1) ($)
Named Executive Officer		Transaction Bonus	Pro-Rated Annual Bonus	Severance	Equity(2) ($)	Perquisites / Benefits(3) ($)	Total ($)
Jeffrey R. Binder	President & Chief Executive Officer	500,000	71,614	4,316,976	40,160,400	40,260	45,089,250
Daniel P. Florin	Senior Vice President & Chief Financial Officer	135,000	31,197	2,399,675	8,144,540	27,260	10,737,672
Daniel E. Williamson	President, Global Reconstructive Joints	100,000	20,997	1,459,596	4,467,875	27,260	6,075,728
Renaat Vermeulen	Senior Vice President, President of Biomet Europe, Middle East and Africa	90,000	27,209	2,188,342	4,972,400		7,277,951
Adam R. Johnson	Senior Vice President, President of EBI, LLC & Biomet Microfixation, LLC	60,000	21,913	1,383,631	6,937,850	26,902	8,430,296

(1)	Cash. Represents, as applicable, (i) the value of the named executive officer’s transaction bonus (single-trigger and paid at closing), (ii) the value of the pro-rated annual bonus, assuming target level performance and one month of service (single-trigger and paid at closing), payable under the merger agreement and (iii) cash severance payments, assuming an involuntary termination by Biomet without cause or by the named executive officer for good reason within two years following the closing (double-trigger), payable under the applicable named executive officer’s employment agreement .
(2)	Equity. Represents the amount to be received by each named executive officer in connection with the cancellation of currently outstanding unvested LVB equity-based awards upon consummation of the merger in exchange for payment of the option consideration and the stock-based award consideration (comprised of Zimmer common stock and cash) as described above (single-trigger and paid at closing).
(3)	Perquisites/Benefits. Represents (i) an amount equal to COBRA premiums for an 18-month period and (ii) with respect to Mr. Binder only, continued payment of Mr. Binder’s company provided car allowance, if any, for a period of 12 months from the termination date (double-trigger).

Directors

The following table sets forth the name of the individuals who currently serve as the directors of LVB other than Mr. Binder.

Name
Jonathan J. Coslet
Adrian Jones
Max C. Lin
Chinh E. Chu
Michael Michelson
Dane A. Miller, Ph.D.
Andrew Y. Rhee
Jeffrey K. Rhodes
Timur Akazhanov

LVB’s directors have not received any cash retainers, committee fees, or equity-based awards for their services as directors of LVB.

Miller Consulting Agreement

On January 14, 2010, Biomet entered into a consulting agreement with Dane A. Miller, Ph.D., referred to as the consulting agreement in this consent solicitation statement/prospectus pursuant to which it pays Dr. Miller a consulting fee of $250,000 per fiscal year for Dr. Miller’s consulting services and reimburses Dr. Miller in an amount of $100,000 per year for out-of-pocket fees and expenses relating to an off-site office and administrative support. The original term of the consulting agreement extended through the earlier of September 1, 2011, an initial public offering or a change of control. The consulting agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with Biomet and soliciting its employees during the term of the consulting agreement and for a period of one year following such term. On September 6, 2011, Biomet entered into an amendment to the consulting agreement, pursuant to which it agreed to increase reimbursement for expenses relating to an off-site office and administrative support from $100,000 per year to $150,000 per year and to extend the term of the consulting agreement through the earlier of September 1, 2013, an initial public offering or a change of control. On August 19, 2013, Biomet entered into a second amendment to the consulting agreement, pursuant to which it agreed to extend the term of the consulting agreement through the earlier of September 1, 2014, certain initial public offerings or a change of control. During the year ended May 31, 2013, Dr. Miller received $400,000 of payment under the consulting agreement. On April 22, 2014, Biomet entered into a third amendment to the consulting agreement, pursuant to which it agreed to pay Dr. Miller, upon a termination of the consulting agreement, consulting fees owed to date and a termination fee of $2 million upon the earlier of a change in control or an initial public offering, provided such event occurs prior to January 1, 2016. The termination fee payable upon the consummation of the merger will be paid by Zimmer.

Management Services Agreement

Upon completion of the acquisition of the Biomet Group by the sponsors in 2007, referred to as the 2007 Acquisition in this consent solicitation statement/prospectus, LVB entered into a management services agreement with certain affiliates of the sponsors, pursuant to which such affiliates of the sponsors or their successors, assigns, affiliates, officers, employees, and/or representatives and third parties, provide management, advisory and consulting services to LVB. LVB is required by the management services agreement to pay to the affiliates of the sponsors that are party thereto certain fees for advice rendered in connection with financings or refinancings (equity or debt), acquisitions, dispositions, spin-offs, split-offs, dividends, recapitalizations, an initial underwritten public offering and change of control transactions involving LVB. Accordingly, upon consummation of the merger, the affiliates of the sponsors that are party to the management services agreement are expected to receive a one-time fee in the amount of $88.0 million, which one-time fee will be paid by Zimmer at the closing of the merger. Certain of LVB’s directors have relationships with the entities affiliated with the sponsors that will receive such fee as follows: Mr. Coslet and Mr. Rhodes are TPG Partners;

Messrs. Akazhanov and Chu are officers of certain affiliates of The Blackstone Group L.P.; Mr. Jones is a Managing Director and Mr. Rhee is a Vice President of Goldman, Sachs & Co.; and Messrs. Michelson and Lin are executives of Kohlberg Kravis Roberts & Co. L.P. None of these directors are compensated directly on the basis of any fees received by the sponsors or their affiliates under the management services agreement.

Regulatory Matters

United States Antitrust. Under the HSR Act, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Zimmer and LVB filed Notification and Report Forms with the Antitrust Division and the FTC on May 30, 2014. On June 30, 2014, the parties received a second request from the FTC regarding the proposed merger. The effect of the second request was to extend the waiting period imposed by the HSR Act until 30 days after each party has substantially complied with the second request, unless that period is terminated earlier by the FTC, or as otherwise agreed to among the parties and the FTC.

At any time before or after the effective time of the merger, the Antitrust Division, the FTC or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Zimmer or LVB or subject to other remedies. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

European Union Antitrust.  Both Zimmer and LVB conduct business in Member States of the European Union. The EU Merger Regulation requires notification to and approval by the European Commission of specific mergers or acquisitions involving parties with worldwide sales and individual European Union sales exceeding specified thresholds before these mergers and acquisitions can be implemented. Zimmer filed its initial notification of the merger to the European Commission on June 3, 2014. On June 11, 2014, the European Commission declared that the initial notification submitted for the merger was incomplete. Zimmer and LVB are in the process of working with the European Commission to provide additional requested information and expect to file an updated notification with the European Commission in the near term. Pursuant to the EU Merger Regulation, the European Commission has 25 business days from the day following the date of receipt of a complete notification, which period may be extended to 35 business days under certain circumstances, in which to consider whether the merger raises serious doubts as to its compatibility with the common market (as defined by the EU Merger Regulation). By the end of that period, the European Commission must either issue a decision clearing the merger, which may be conditional upon satisfaction of the parties’ undertakings, or open an in-depth “Phase II” investigation. A Phase II investigation may last a maximum of an additional 125 business days, subject to certain limited exceptions. At the end of Phase II, the European Commission must either issue a decision clearing the merger, which may be conditional upon satisfaction of the parties’ undertakings, or adopt a decision declaring the merger to be incompatible with the common market (if the European Commission finds that the merger would significantly impede effective competition in the common market or in a substantial part of it), in which case the merger cannot be implemented, unless the European Commission’s decision can be successfully challenged before the European courts.

Other Laws.  In addition to the regulatory approvals described above, notifications of the merger have been filed or may be filed with other governmental agencies for their review and approval under foreign regulatory laws, such as foreign merger control laws. It is possible that any of the governmental entities with which filings have been made may seek, as conditions for granting approval of the merger, various regulatory concessions.

General.  In connection with obtaining the approval of all necessary governmental authorities to complete the merger, including but not limited to the governmental authorities specified above, there can be no assurance that:

•	governmental authorities will not impose any conditions on the granting of their approval and, if such conditions are imposed, that Zimmer and LVB will be able to satisfy or comply with such conditions;

•	compliance or non-compliance will not have adverse consequences on Zimmer and LVB after completion of the merger; or

•	the required regulatory approvals will be obtained within the time frame contemplated by Zimmer and LVB or on terms that will be satisfactory to Zimmer and LVB.

Zimmer and LVB cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail. See the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 94 of this consent solicitation statement/prospectus.

Accounting Treatment

Zimmer and LVB prepare their financial statements in accordance with GAAP. The merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Zimmer considered as the accounting acquirer and LVB as the accounting acquiree. Accordingly, consideration to be given by Zimmer to complete the merger with LVB will be allocated to assets and liabilities of LVB based on their estimated fair values as of the completion date of the merger, with any excess merger consideration being recorded as goodwill.

Listing of Zimmer Common Stock

Application will be made to have the shares of Zimmer common stock issued in the merger approved for listing on the NYSE, where Zimmer common stock currently is traded under the symbol “ZMH.”

Deregistration of LVB Common Stock

If the merger is completed, Zimmer plans to cause LVB to apply to the SEC for the deregistration of LVB common stock. Upon deregistration, LVB would no longer be required to make periodic filings of annual and quarterly reports, current reports or information statements with the SEC.

Appraisal Rights

Under the DGCL, if an LVB stockholder of record does not wish to accept the merger consideration provided for in the merger agreement and the merger is consummated, such LVB stockholder has the right to seek appraisal of his, her or its shares of LVB common stock and to receive payment in cash for the fair value of his, her or its shares of LVB common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of LVB common stock. These rights are known as appraisal rights. The “fair value” of such shares of LVB common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that an LVB stockholder of record is otherwise entitled to receive for the same number of shares of LVB common stock under the terms of the merger agreement. LVB stockholders of record who elect to exercise appraisal rights must not vote in favor of or consent in writing to the merger agreement proposal and must comply with the other provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. An LVB stockholder of record who wishes to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the merger agreement, or deliver a signed consent without indicating a decision on the merger agreement proposal. Any signed written consent returned without indicating a decision on the merger agreement proposal will be counted as approving the merger agreement proposal.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that an LVB stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex D to this consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that LVB stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “LVB stockholders” or “you” are to the record holders of shares of LVB common stock immediately prior to the effective time of the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of LVB common stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that, where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than ten days after the effective time of the merger. Only those LVB stockholders who did not submit a written consent adopting the merger agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by LVB, if sent prior to the effective time of the merger, or the surviving corporation in the merger, if given after the effective time of the merger. If given at or after the effective time of the merger, the notice must also specify the effective time of the merger; otherwise, a supplementary notice will provide this information.

Following LVB’s receipt of sufficient written consents to adopt the merger agreement, LVB will send all non-consenting LVB stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents. An LVB stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all LVB stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the merger agreement, or deliver a signed written consent without indicating a decision on the merger agreement proposal. Consents that are executed and delivered without indicating a decision on the merger agreement proposal will be counted as approving the merger agreement proposal, which will also eliminate any appraisal rights. As described below, you must also continue to hold your shares through the effective time of the merger.

If you elect to demand appraisal of your shares of LVB common stock, you must deliver to LVB or the surviving corporation, as applicable, at the specific address which will be included in the notice of appraisal rights, a written demand for appraisal of your shares of LVB common stock within 20 days after the date of the mailing of such notice. Do not submit a demand before the date of the notice of appraisal rights, because under Delaware case law, a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

An LVB stockholder wishing to exercise appraisal rights must hold of record the shares of LVB common stock on the date the written demand for appraisal is made and must continue to hold of record the shares of LVB common stock through the effective time of the merger. Appraisal rights will be lost if your shares of LVB common stock are transferred prior to the effective time of the merger. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of LVB common stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the merger is completed, you (assuming that you hold your shares through the effective time of the merger) will be entitled to receive payment for your shares of LVB common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of LVB common stock.

In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of LVB common stock must reasonably inform LVB or the surviving corporation, as applicable, of the identity of the LVB stockholder of record and his, her or its intent to seek appraisal rights. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of LVB common stock, fully and correctly, as the stockholder’s name appears on the LVB stock certificate(s), should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of LVB common stock in connection with the merger. The demand cannot be made by the beneficial owner of shares of LVB common stock if such beneficial owner does not also hold of record the shares of LVB common stock. The beneficial owner of shares of LVB common stock must, in such cases, have the holder of record of such shares of LVB common stock submit the required demand in respect of such shares.

If shares of LVB common stock are held of record by a person other than the beneficial owner, including a fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by such record holder. If the shares of LVB common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for an LVB stockholder; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder, who holds shares of LVB common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of LVB common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of LVB common stock as to which appraisal is sought. Where no number of shares of LVB common stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of LVB common stock held in the name of the record holder.

At any time within 60 days after the effective time of the merger, any LVB stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her or its shares of LVB common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the merger will require written approval of the surviving corporation. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective time of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any LVB stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of LVB common stock.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation or any LVB stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of LVB common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by an LVB stockholder, service of a copy of such petition shall be made upon the surviving corporation. Zimmer has no present intent to cause LVB to file such a petition and has no obligation to cause such a petition to be filed, and LVB stockholders should not assume that the surviving corporation will file a petition. Accordingly, the failure of an LVB stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time of the merger, any LVB stockholder who has properly filed a written demand for appraisal and who did not submit a written consent adopting the merger agreement, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of LVB common stock for which a written consent adopting the merger agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within ten days after such written request has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of LVB common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by an LVB stockholder and a copy of the petition is served upon the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all LVB stockholders who have demanded an appraisal of their shares of LVB common stock and with whom agreements as to the value of their shares of LVB common stock have not been reached. After notice to LVB stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court of Chancery may require LVB stockholders who have demanded payment for their shares of LVB common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the LVB stockholders entitled to appraisal of their shares of LVB common stock, the Delaware Court of Chancery will appraise the shares of LVB common stock, determining their fair value as of the effective time of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the LVB stock certificates representing their shares of LVB common stock. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and LVB stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, neither LVB nor Zimmer anticipates offering more than the merger consideration to any stockholder exercising appraisal rights and LVB and Zimmer reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of LVB common stock is less than the per share merger consideration.

In determining “fair value,” the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the LVB stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each LVB stockholder seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses, although, upon the application of an LVB stockholder, the Delaware Court of Chancery could order all or a portion of the expenses incurred by any LVB stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of LVB common stock entitled to appraisal. Any LVB stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the merger, be entitled to vote shares of LVB common stock subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those shares of LVB common stock, other than with respect to payments as of a record date prior to the effective time of the merger. However, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if an LVB stockholder otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that LVB stockholder to appraisal will cease and that LVB stockholder will only be entitled to receive the merger consideration for his, her or its shares of LVB common stock pursuant to the merger agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, LVB stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

Restrictions on Sales of Shares of Zimmer Common Stock Received in the Merger

The shares of Zimmer common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, which are collectively referred to as the Securities Act in this consent solicitation statement/prospectus, and the Exchange Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Zimmer for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Zimmer and may include the executive officers, directors and significant stockholders of Zimmer. This consent solicitation statement/prospectus does not cover resales of Zimmer common stock received by any person upon completion of the merger, and no person is authorized to make use of this consent solicitation statement/prospectus in connection with any such resale.

The Zimmer stockholders agreement generally restricts any transfers of the shares of Zimmer common stock by LVB Acquisition Holding or any of the sponsor funds, subject to certain exceptions. For a full description of the transfer restrictions in the Zimmer stockholders agreement, see the section titled “Material Contracts Between the Parties—The Stockholders Agreement” beginning on page 100 of this consent solicitation statement/prospectus.

Material United States Federal Income Tax Consequences of the Transaction

The following is a summary of the material United States federal income tax consequences of the merger to LVB stockholders whose shares are converted into the right to receive the merger consideration under the merger. This summary is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and related administrative and judicial interpretations, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary assumes that shares of LVB common stock are held as capital assets. It does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to other types of holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	mutual funds;

•	broker-dealers;

•	traders;

•	expatriates;

•	tax-exempt organizations;

•	persons who are investors in a pass-through entity;

•	persons who are subject to alternative minimum tax;

•	persons who hold their shares of common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction;

•	persons deemed to sell their shares of common stock under the constructive sale provisions of the Internal Revenue Code;

•	persons who perfect appraisal rights;

•	persons that have a functional currency other than the United States dollar;

•	persons who acquired their shares of LVB common stock upon the exercise of stock options or otherwise as compensation; or

•	persons who actually or constructively own 5% or more of the outstanding shares of LVB common stock.

In addition, this discussion does not address U.S. federal estate, gift or other non-income tax, or any state, local or non-U.S. tax consequences of the merger.

ALL LVB STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAW OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION.

For purposes of this discussion, a “United States Holder” means a holder of LVB common stock who is:

•	a citizen or individual resident of the United States;

•	a corporation or an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States (including the District of Columbia);

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States persons for United States federal income tax purposes.

A “Non-United States Holder” is a holder (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a United States Holder.

If a partnership holds LVB common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding LVB common stock, you should consult your tax advisor regarding the tax consequences of the merger.

United States Holders

The receipt of the merger consideration (which includes any cash received in lieu of fractional shares of Zimmer common stock) in exchange for shares of LVB common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a United States Holder who receives the merger consideration in exchange for shares of LVB common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the sum of cash received and the fair market value (as of the effective time of the merger) of the shares of Zimmer common stock received, and (ii) the holder’s adjusted tax basis in the shares of LVB common stock exchanged for the merger consideration pursuant to the merger. Each United States Holder is urged to consult its own tax advisor as to the determination of the amount realized in its particular circumstances. Any gain or loss recognized would be long-term capital gain or loss if the holding period for the shares of LVB common stock exceeded one year. Long-term capital gains of noncorporate taxpayers generally are taxable at a maximum rate of 20%. Capital gains of corporate shareholders generally are taxable at the regular tax rates applicable to corporations.

A United States Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (i) such United States Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of such United States Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income will generally include his, her or its gross interest income and his, her or its net gains from the disposition of shares of LVB common stock, unless such interest or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of this tax to your income and gains in respect of your investment in LVB common stock.

A United States Holder’s aggregate tax basis in Zimmer common stock received in the merger will equal the fair market value of such stock as of the effective time of the merger. The holding period of the shares of Zimmer common stock received in the merger will begin on the day after the merger.

Non-United States Holders

A Non-United States Holder generally will not be subject to U.S. federal income tax on any gain realized in the merger unless:

•	the gain is effectively connected with the conduct of a trade or business by the Non-United States Holder in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-United States Holder); or

•	in the case of a Non-United States Holder that is an individual, such Non-United States Holder is present in the United States for 183 days or more in the taxable year of disposition and meets other conditions and is not eligible for relief under an applicable income tax treaty.

Gain that is effectively connected with a Non-United States Holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. A Non-United States Holder that is a corporation may also be subject to branch profits tax at a 30% rate (or such lower rate as may apply under an applicable tax treaty) on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in the U.S. business. If the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment maintained by the Non-United States Holder in the United States, the gain may be exempt from U.S. federal income tax under the income tax treaty. If a Non-United States Holder is described in the second bullet point above, the Non-United States Holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S.-source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to LVB stockholders prior to completion of the merger, (ii) provides a certification of foreign status on the applicable Form W-8 or appropriate successor form or (iii) is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

LVB stockholders are urged to consult their tax advisors as to tax consequences resulting from the merger in their particular circumstances, including the applicability and effect of state, local and other tax laws and the effect of any proposed changes in the tax laws.

THE MERGER AGREEMENT

This section of this consent solicitation statement/prospectus describes the material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this consent solicitation statement/prospectus and incorporated into this consent solicitation statement/prospectus by reference. Zimmer and LVB urge you to read the full text of the merger agreement because it is the legal document that governs the merger.

The merger agreement is not intended to provide you with any other factual information about Zimmer or LVB. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information in disclosure schedules provided by LVB to Zimmer and by Zimmer to LVB in connection with the signing of the merger agreement and by certain information contained in certain of LVB’s and Zimmer’s filings with the SEC. These disclosure schedules and SEC filings contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Zimmer and LVB rather than establishing matters as facts, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Zimmer and LVB. Accordingly, you should not rely on the representations and warranties in the merger agreement (or the summaries contained herein) as characterizations of the actual state of facts about Zimmer or LVB.

The representations and warranties in the merger agreement and the description of them in this consent solicitation statement/prospectus should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings Zimmer and LVB publicly file with the SEC. Such information can be found elsewhere in this consent solicitation statement/prospectus and in the public filings Zimmer and LVB make with the SEC, as described in the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

The Merger

The merger agreement provides for the merger of Merger Sub with and into LVB, with LVB continuing as the surviving corporation and an indirect wholly owned subsidiary of Zimmer.

Completion and Effectiveness of the Merger

The merger agreement provides that the closing of the merger will take place at 10:00 a.m., New York City time, on the third business day following the satisfaction or waiver of all of the conditions to completion of the merger contained in the merger agreement, which conditions are described below under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 94 of this consent solicitation statement/prospectus, or such other date as Zimmer and LVB may mutually agree. However, if such conditions have been satisfied or waived but the marketing period has not ended, the closing will occur at the earlier of (i) the third business day following the final day of the marketing period and (ii) a date during the marketing period specified by Zimmer with at least three business days’ notice to LVB, in each case, subject to satisfaction or waiver of such conditions. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

Directors and Officers of the Surviving Corporation

At the effective time of the merger, the directors of Merger Sub immediately prior to the effective time of the merger will become the directors of the surviving corporation, and the officers of LVB immediately prior to the effective time of the merger will become the officers of the surviving corporation.

Effects of the Merger; Merger Consideration

At the effective time of the merger, all shares of LVB common stock that are owned by Zimmer, Merger Sub or any subsidiary of Zimmer or Merger Sub, or held in treasury of LVB or owned by LVB or any of its subsidiaries, will be cancelled, and no payment will be made with respect to such shares.

At the effective time of the merger, each share of LVB common stock (other than any dissenting shares and any shares of LVB common stock owned by Zimmer, Merger Sub or any subsidiary of Zimmer or Merger Sub, or held in treasury of LVB or owned by LVB or any of its subsidiaries) outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive the per share stock consideration and the per share cash consideration.

As referred to in this consent solicitation statement/prospectus, the per share stock consideration means a fraction of a share of Zimmer common stock equal to the quotient obtained by dividing (i) the sum of (A) the aggregate stock consideration and (B) the quotient obtained by dividing the aggregate exercise price of all outstanding in-the-money LVB stock options outstanding immediately prior to the effective time of the merger by $91.73 and multiplying such quotient by the ratio which the aggregate stock consideration bears to the aggregate merger consideration, by (ii) the sum of (A) the aggregate number of all shares of LVB common stock, (B) the aggregate number of shares of LVB common stock issuable in respect of all outstanding in-the-money LVB stock options and (C) the aggregate number of shares of LVB common stock deliverable pursuant to all outstanding LVB stock-based awards, in each case, outstanding immediately prior to the effective time of the merger (which sum is referred to as the aggregate LVB shares deemed outstanding in this consent solicitation statement/prospectus).

As referred to in this consent solicitation statement/prospectus, the per share cash consideration means the quotient obtained by dividing (i) the sum of (a) the aggregate adjusted cash consideration and (b) the product of the ratio which the aggregate cash consideration bears to the aggregate merger consideration and the aggregate exercise price of all outstanding in-the-money LVB stock options outstanding immediately prior to the effective time of the merger by (ii) the aggregate LVB shares deemed outstanding.

Zimmer will not issue fractional shares of Zimmer common stock in the merger. As a result, LVB stockholders will receive cash for any fractional share of Zimmer common stock that they would otherwise be entitled to receive in the merger. After the merger is completed, LVB stockholders will have only the right to receive the merger consideration, any cash in lieu of such fractional shares of Zimmer common stock and any dividends or other distributions with respect to shares of Zimmer common stock and with a record date occurring after the effective time of the merger or, in the case of LVB stockholders that properly exercise and perfect appraisal rights, the right to receive the fair market value for such shares, and will no longer have any rights as LVB stockholders, including voting or other rights.

If a change in the outstanding shares of capital stock of Zimmer occurs prior to the effective time of the merger by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or any similar event, any number or amount contained in the merger agreement which is based on the price of Zimmer common stock or the number of shares of Zimmer common stock will be appropriately adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or any similar event and provide to the holders of LVB common stock as of immediately prior to the effective time of the merger the same economic effect as contemplated by the merger agreement prior to such event. Unless a change in the outstanding shares of capital stock of Zimmer occurs prior to the effective time of the merger by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or any similar event, in no event will Zimmer be obligated to issue any shares of Zimmer common stock in excess of the aggregate stock consideration in connection with the merger.

Treatment of LVB Stock Options and LVB Stock-Based Awards

Immediately prior to the effective time of the merger, each LVB stock option and each LVB stock-based award outstanding immediately prior to the effective time of the merger will be cancelled.

At, or as promptly as reasonably practicable after, the effective time of the merger, Zimmer will deliver (or cause the surviving corporation to deliver) in exchange for each cancelled LVB stock option a payment equal to the option consideration. Such payment will be comprised of cash and Zimmer common stock based on the ratio which the aggregate adjusted cash consideration or the aggregate stock consideration, respectively, bears to the sum of the value of the aggregate stock consideration and the aggregate adjusted cash consideration (based on the volume weighted average sales price per share of Zimmer common stock during a specified period prior to the effective time of the merger).

At, or as promptly as reasonably practicable after, the effective time of the merger, Zimmer will deliver (or will cause the surviving corporation to deliver) in exchange for each cancelled LVB stock-based award the stock-based award consideration, except that, in the case of leveraged share awards, such amount will be reduced by any unpaid portion of any loan with respect to such award.

Zimmer will not issue fractional shares of Zimmer common stock in the merger. As a result, holders of LVB stock options and LVB stock-based awards will receive cash for any fractional share of Zimmer common stock that they would otherwise be entitled to receive in the merger.

Exchange Procedures

At or prior to the date that is at least two months prior to the anticipated effective time of the merger, Zimmer will appoint an exchange agent reasonably acceptable to LVB. Within ten business days after such appointment, Zimmer and LVB will develop and finalize a letter of transmittal in customary form for use in effecting delivery of shares of LVB common stock to the exchange agent and, within ten business days after finalizing such letter of transmittal and at least ten business days prior to the effective time of the merger, Zimmer will cause the exchange agent to send to each LVB stockholder of record on such date (and from time to time after such date as requested by Zimmer or LVB) such letter of transmittal and instructions for effecting the surrender of LVB stock certificates in exchange for the merger consideration.

At or prior to the effective time of the merger, Zimmer will establish with the exchange agent an exchange fund to hold the merger consideration to be paid to LVB stockholders in connection with the merger. The exchange fund will consist of evidence of book-entry shares (or certificates, if requested by an LVB stockholder) representing the number of shares of Zimmer common stock and an amount of cash sufficient to pay to LVB stockholders the aggregate merger consideration. Zimmer will also make available to the exchange agent, from time to time as needed, any cash in lieu of fractional shares of Zimmer common stock to be issued in the merger and any dividends or distributions with respect to shares of Zimmer common stock with a record date occurring after the effective time of the merger.

Upon surrender to the exchange agent of an LVB stock certificate, together with a properly completed and validly executed letter of transmittal in accordance with the instructions and such other documents as may be required pursuant to such instructions, each holder of shares of LVB common stock that have been converted into a right to receive the merger consideration will be entitled to receive (i) one or more whole shares of Zimmer common stock issuable to such holder pursuant to the merger, (ii) a check (or, with respect to LVB Acquisition Holding and certain other LVB stockholders, immediately available funds by wire transfer) in an amount equal to the cash portion of the merger consideration payable to such holder pursuant to the merger and (iii) if any, dividends or other distributions and cash payable in lieu of fractional shares of Zimmer common stock to which such holder is entitled under the merger agreement. After the effective time of the merger, holders of LVB stock certificates will cease to have any rights with respect to shares of LVB common stock except the right to receive the cash and shares of Zimmer common stock provided for in the merger agreement in accordance with the procedures set forth in the merger agreement or, in the case of LVB stockholders that properly exercise and perfect appraisal rights, the right to receive the fair market value for such shares. After the effective time of the merger, LVB will not register any transfers of LVB common stock.

LVB stockholders should not send in their LVB stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of LVB stock certificates.

Distributions with Respect to Unexchanged Shares

LVB stockholders are entitled to receive any dividends or other distributions with respect to shares of Zimmer common stock with a record date occurring after the effective time of the merger, but only after such holder has surrendered its LVB common stock certificates. Any dividends or other distributions with respect to shares of Zimmer common stock with a record date occurring after the effective time of the merger will be paid (i) at the time of surrender of such LVB common stock certificates, if the payment date is on or prior to the date of surrender and such dividend or other distribution payable in respect of such shares of LVB common stock has not been previously paid, or (ii)  at the appropriate payment date, if the payment date is subsequent to such surrender.

Lost, Stolen and Destroyed Certificates

If an LVB stock certificate has been lost, stolen or destroyed, the holder of such certificate must deliver an affidavit of that fact and, if required by Zimmer or the surviving corporation, must provide an indemnity bond (in such reasonable amount as may be directed by the surviving corporation) prior to receiving any merger consideration, including any cash in lieu of fractional shares and any dividends or other distributions to which such holder may be entitled.

Dissenting Shares

An LVB stockholder may exercise appraisal rights available under Section 262 of the DGCL, a copy of which is attached to this consent solicitation statement/prospectus as Annex D. The shares of LVB common stock held by holders who have properly exercised appraisal rights will not be converted into the right to receive the merger consideration discussed above, but will instead be entitled to such rights as are granted by Section 262 of the DGCL. See the sections titled “The Merger—Effects of the Merger; Merger Consideration” beginning on page 56 of this consent solicitation statement/prospectus and “The Merger—Appraisal Rights” beginning on page 73 of this consent solicitation statement/prospectus.

Withholding Rights

Each of Zimmer, Merger Sub and the surviving corporation will be entitled to deduct and withhold, or cause the exchange agent to deduct or withhold, from any of the merger consideration otherwise payable to any person pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to all of the merger consideration payable to such person under any provision of federal, state, local or foreign tax law. All amounts so deducted or withheld and paid over to the applicable governmental authority will be treated for all purposes of the merger agreement as having been paid to the holder of shares of LVB common stock, LVB stock options or LVB stock-based awards, as applicable, in respect of which such deduction and withholding was made.

Representations and Warranties

The merger agreement contains representations and warranties made by LVB to Zimmer and by Zimmer to LVB.

LVB made a number of representations and warranties to Zimmer in the merger agreement, including representations and warranties relating to the following matters:

•	organization, power, qualifications to do business and good standing;

•	authorization to enter into and carry out its obligations under the merger agreement;

•	SEC filings and financial statements;

•	internal accounting controls and disclosure controls and procedures;

•	absence of certain changes or events from May 31, 2013;

•	capitalization and capital structure;

•	governmental approvals required to complete the merger;

•	absence of certain breaches, violations or conflicts arising out of the execution or performance of the merger agreement or completion of the merger;

•	absence of litigation;

•	absence of affiliate transactions and indebtedness;

•	compliance with applicable laws, permits and governmental contracts;

•	absence of undisclosed liabilities;

•	certain material contracts and absence of breaches of such contracts;

•	employee benefits and other employment and labor matters;

•	environmental matters;

•	properties and assets;

•	insurance;

•	intellectual property and information technology related matters;

•	taxes and tax returns;

•	healthcare regulatory compliance;

•	information supplied for inclusion in this consent solicitation statement/prospectus and the registration statement of which this consent solicitation statement/prospectus is a part;

•	inapplicability of state takeover statutes to the merger and the other transactions contemplated by the merger agreement;

•	compliance with foreign corrupt practices, anti-bribery and other similar laws; and

•	brokers’ fees.

Zimmer made a number of representations and warranties to LVB in the merger agreement, including representations and warranties relating to the following matters:

•	organization, power, qualifications to do business and good standing;

•	authorization to enter into and carry out its obligations under the merger agreement;

•	absence of certain changes from December 31, 2013;

•	capitalization and capital structure;

•	governmental approvals required to complete the merger;

•	absence of breaches, violations or conflicts arising out of the execution or performance of the merger agreement or completion of the merger;

•	absence of litigation;

•	absence of affiliate transactions and indebtedness;

•	compliance with applicable laws, permits and governmental contracts;

•	absence of undisclosed liabilities;

•	healthcare regulatory compliance;

•	taxes and tax returns;

•	operations of Merger Sub;

•	availability and sufficiency of funds;

•	SEC filings and financial statements;

•	internal accounting controls and disclosure controls and procedures;

•	information supplied for inclusion in this consent solicitation statement/prospectus and the registration statement of which this consent solicitation statement/prospectus is a part;

•	compliance with foreign corrupt practices, anti-bribery and other similar laws;

•	brokers’ fees; and

•	inapplicability of state takeover statutes to the merger and the other transactions contemplated by the merger agreement.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard. For purposes of the merger agreement, “material adverse effect,” when used in connection with Zimmer or LVB, as applicable, means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, or (b) would prevent consummation of the transactions contemplated by the merger agreement by Zimmer, Merger Sub or LVB, as the case may be. However, with respect to (a) above, no such change, effect, event, occurrence, state of facts or development will be a material adverse effect on either Zimmer or LVB, as the case may be, to the extent it results from, arises out of or is attributable to:

•	changes in general economic conditions, except to the extent any such change has a materially disproportionate effect on Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, relative to other participants in the same industry;

•	general financial or security market fluctuations or changes in conditions of financial or security markets, except to the extent any such change has a materially disproportionate effect on Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, relative to other participants in the same industry;

•	changes in, or events affecting, the industries in which Zimmer or any of its subsidiaries or LVB or any of its subsidiaries, as the case may be, operate, except to the extent any such change has a materially disproportionate effect on Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, relative to other participants in the same industry;

•	any effect arising out of a change or proposed change in GAAP or applicable law (or, in each case, authoritative interpretation thereof), except to the extent any such change has a materially disproportionate effect on Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, relative to other participants in the same industry;

•	the negotiation, execution, delivery, announcement or pendency of the merger agreement and the transactions contemplated by the merger agreement, including (i) any litigation resulting from the merger agreement and the transactions contemplated by the merger agreement and (ii) any change in customer, distributor, sales representative, employee, labor union, works council, supplier, financing source, licensor, licensee, sub-licensee, stockholder, governmental authority or similar relationships (including as a result of the identity of LVB or Zimmer, as the case may be, and Zimmer’s plans or intentions for LVB or any of its subsidiaries or their respective businesses or operations);

•	any failure by Zimmer and its subsidiaries or LVB and its subsidiaries, as the case may be, to meet any estimates of revenues, earnings, projections, budgets, plans or forecasts, except that the underlying cause of such failure may be taken into consideration when determining whether there has been a material adverse effect on Zimmer or LVB, as the case may be, unless otherwise excluded;

•	natural disasters or other force majeure events, except to the extent any such change has a materially disproportionate effect on Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, relative to other participants in the same industry;

•	changes in political, social or regulatory conditions, except to the extent any such change has a materially disproportionate effect on Zimmer and its subsidiaries, taken as a whole, or LVB and its subsidiaries, taken as a whole, as the case may be, relative to other participants in the same industry;

•	compliance by Zimmer and its subsidiaries or LVB and its subsidiaries, as the case may be, with the terms and conditions of the merger agreement;

•	any change in the credit rating of Zimmer or any of its subsidiaries or LVB or any of its subsidiaries, as the case may be, except that the underlying cause of such failure may be taken into consideration when determining whether there has been a material adverse effect on Zimmer or LVB, as the case may be, unless otherwise excluded;

•	any action taken by Zimmer or any of its subsidiaries at the request or with the consent of LVB or any of its affiliates or by LVB or any of its subsidiaries at the request or with the consent of Zimmer or any of its affiliates, as the case may be; or

•	any relationship or activity subject to the National Labor Relations Act or similar applicable law.

The representations and warranties in the merger agreement do not survive the effective time of the merger.

Conduct of Business Before Completion of the Merger

LVB has agreed, until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations:

•	to conduct its business in the ordinary course of business consistent with past practice; and

•	to the extent not inconsistent with the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business organization and relationships with third parties and keep available its present officers and key employees.

In addition, LVB has agreed, until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations, it will not (and will cause its subsidiaries not to), among other things:

•	amend its organizational documents;

•	change its capitalization or capital structure;

•	merge or consolidate with or acquire a substantial portion of the stock, assets or business of any person or any division or line of business of any person;

•	incur any material indebtedness or make any loans, advances or capital contributions to, or investments in, any person;

•	change accounting or financial reporting methods, principles or practices;

•	adopt or amend any benefit plan or pay any bonus, remuneration or noncash benefits;

•	grant or pay any severance or termination pay or benefits;

•	increase the compensation or benefits of any directors, officers, employees, independent contractors, independent sales personnel or distributors;

•	enter into, adopt, amend or terminate any collective bargaining agreement;

•	make or change material tax elections, change material annual tax accounting periods or methods of accounting, file material amended tax returns, enter into material tax closing agreements, settle material tax claims or assessments or surrender rights to certain tax refunds;

•	sell, lease, pledge or dispose of to any person, or permit the imposition of any encumbrance on, any of its material properties, assets or lines of business;

•	adopt a plan of complete or partial liquidation or dissolution or otherwise dissolve, wind-up or effect any restructuring or other reorganization;

•	modify, amend, fail to renew or terminate certain material contracts or real property leases or enter into certain real property leases or certain material contracts;

•	make any capital expenditures, capital additions or capital improvements;

•	materially delay the payment of any account payable or taxes;

•	materially accelerate the collection of any account or note receivable;

•	settle, compromise, waive or terminate any legal or administrative proceeding;

•	enter into any material new line of business;

•	modify or amend or enter into an agreement, or enter into any other business relationship, with any affiliate;

•	authorize, apply for or cause to be approved the listing of shares of LVB common stock on any stock exchange;

•	cancel, terminate, fail to keep in place or reduce the amount of any insurance coverage provided by existing insurance policies without obtaining substantially equivalent (in the aggregate) substitute insurance coverage;

•	take any action that is reasonably likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by the merger agreement; or

•	agree or commit to take any of the foregoing actions.

However, nothing in the merger agreement will give Zimmer or Merger Sub, directly or indirectly, the right to control or direct the operations of LVB or any of its subsidiaries prior to the closing of the merger. Prior to the closing of the merger, LVB and its subsidiaries will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision of their respective operations.

Zimmer has agreed, until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations:

•	to conduct its business in the ordinary course of business consistent with past practice; and

•	to the extent not inconsistent with the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business organization and relationships with third parties and keep available its present officers and key employees.

In addition, Zimmer has agreed, until the earlier to occur of the completion of the merger and the termination of the merger agreement, subject to certain exceptions and limitations, it will not (and will cause its subsidiaries not to) among other things:

•	amend its organizational documents;

•	change its capitalization or capital structure;

•	merge or consolidate with or acquire a substantial portion of the stock, assets or business of any person or any division or line of business of any person;

•	materially change accounting or financial reporting methods, principles or practices;

•	make or change material tax elections, change material annual tax accounting periods or methods of accounting, file material amended tax returns, enter into material tax closing agreements, settle material tax claims or assessments or surrender rights to certain tax refunds;

•	sell, lease, pledge or dispose of to any person, or permit the imposition of any encumbrance on, any of its material properties, assets or lines of business;

•	adopt a plan of complete or partial liquidation or dissolution or otherwise dissolve, wind-up or effect any restructuring or other reorganization;

•	take any action that is reasonably likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by the merger agreement; or

•	agree or commit to take any of the foregoing actions.

However, nothing in the merger agreement will give LVB, directly or indirectly, the right to control or direct the operations of Zimmer or any of its subsidiaries prior to the closing of the merger. Prior to the closing of the merger, Zimmer and its subsidiaries will exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision of their respective operations.

Exclusivity

LVB has agreed that it will, and will use its reasonable best efforts to cause its affiliates and its and their respective representatives to, immediately cease:

•	any and all discussions or negotiations with any other person regarding a competing transaction;

•	furnishing to any other person any information with respect to a competing transaction; and

•	cooperating with, assisting in, participating in, facilitating or encouraging a competing transaction.

LVB also has agreed that it will not, and will use its reasonable best efforts to cause its affiliates and its and their respective representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or otherwise facilitate any inquiries or the making of an offer or proposal regarding any competing transaction;

•	engage in any negotiations concerning, enter into any agreement regarding or otherwise knowingly facilitate a competing transaction; or

•	except as described below, (i) file any amendments to, or make any other filing with the SEC with respect to, LVB’s registration statement on Form S-1 initially filed with the SEC on March 6, 2014 (and amended on April 11, 2014), including any public or publicly available correspondence with respect to such registration statement, (ii) request that such registration statement (or the prospectus contained in such registration statement) be declared effective by the SEC or (iii) make any public announcements with respect to an initial public offering of the common stock of LVB or any of its subsidiaries, in each case, notwithstanding that any such failure to file or other inaction may result in such registration statement (or the prospectus contained in such registration statement) being deemed stale by the SEC.

Under the terms of the merger agreement, a competing transaction means, subject to certain exceptions, including exceptions relating to the merger, any of the following:

•	any acquisition of LVB or any of its subsidiaries by another person;

•	any merger, consolidation or other business combination with or involving LVB or any of its subsidiaries; or

•	any acquisition of any material asset or shares of capital stock of LVB or any of its subsidiaries by another person, or any grant of an exclusive license of any material intellectual property of LVB or any of its subsidiaries to another person.

In addition, LVB agreed to file, promptly after the date of the merger agreement, and filed on April 24, 2014, a Registration Withdrawal Request on Form RW with the SEC with respect to its registration statement on Form S-1.

LVB Stockholder Approval

LVB has agreed to cause this consent solicitation statement/prospectus to be mailed to LVB stockholders as promptly as reasonably practicable after the registration statement on Form S-4 of which this consent solicitation statement/prospectus is a part is declared effective, and to otherwise take all action necessary, proper or advisable in accordance with applicable laws and LVB’s organizational documents, to seek, by written consent, the adoption of the merger agreement by the holders of a majority of the outstanding shares of LVB common stock entitled to vote (or, if the merger agreement is to be adopted by written consent, not less than 80% of the outstanding shares of LVB common stock entitled to vote), which adoption is referred to as the LVB stockholder approval in this consent solicitation statement/prospectus. LVB has agreed to seek and solicit the LVB stockholder approval by the date that is no later than five business days (or such later date as approved by Zimmer) after the date on which the registration statement on Form S-4 of which this consent solicitation statement/prospectus is a part is declared effective under the Securities Act.

In the event that LVB does not receive effective written consents from LVB stockholders sufficient to obtain the LVB stockholder approval within such five business day period (or such longer period as approved by Zimmer), upon the request of Zimmer, LVB has agreed to prepare and cause to be filed a proxy statement relating to a meeting of LVB stockholders and, as promptly as reasonably practicable after an amended Form S-4 of which such proxy statement/prospectus is a part is declared effective under the Securities Act, to cause such proxy statement/prospectus to be mailed to LVB stockholders and to duly give notice of, convene and hold a meeting of LVB stockholders for the sole purpose of seeking the LVB stockholder approval, and to use its reasonable best efforts to obtain the LVB stockholder approval.

The LVB board of directors may withdraw, amend or modify its recommendation that LVB stockholders adopt the merger agreement, if LVB determines, after consultation with its outside counsel, that the failure to do so would reasonably be likely to be inconsistent with the fiduciary duties of the LVB board of directors to LVB stockholders.

Efforts to Complete the Merger

Zimmer and LVB have agreed to use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by the merger agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all governmental authorities and officials and parties to contracts with LVB or any of its subsidiaries that may be or become necessary for the performance of obligations pursuant to the merger agreement and the consummation of the transactions contemplated by the merger agreement.

In furtherance of the foregoing, upon the terms and subject to the conditions in the merger agreement, Zimmer, Merger Sub and LVB have agreed, among other things, to make any filings required to be made pursuant to the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan with respect to the transactions contemplated by the merger agreement as promptly as reasonably practicable. Additionally, the parties have agreed to cooperate with one another in good faith, among other things:

•	in connection with the preparation and making of such filings; and

•	in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations qualifications and orders.

The merger agreement provides that Zimmer and LVB will use their reasonable best efforts to cooperate with and assist each other in good faith to (i) determine as promptly as reasonably practicable which filings are required to be made pursuant to applicable antitrust, competition, fair trade or similar laws with respect to the transactions contemplated by the merger agreement, (ii) provide as promptly as reasonably practicable to the other party all necessary information and assistance as any governmental authority may require in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations qualifications, orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation by a governmental authority of the transactions contemplated by the merger agreement pursuant to applicable antitrust, competition, fair trade or similar laws and (iii) provide as promptly as reasonably practicable all assistance and cooperation (including by providing required information) to allow the other party to prepare and submit any such filings or submissions required under applicable antitrust, competition, fair trade or similar laws.

The merger agreement further provides that Zimmer and LVB will use their reasonable best efforts to (i) cooperate and assist each other in good faith to devise and implement a joint strategy for making such filings and for obtaining any related antitrust, competition, fair trade or similar clearances, (ii) consult in advance with each other and take the other party’s views into account in good faith and (iii) consult with the other party prior to taking any material substantive position with respect to such antitrust, competition, fair trade or similar clearances. However, in the event Zimmer and LVB disagree in good faith with respect to any of the foregoing matters, Zimmer will, subject to certain conditions and limitations, be permitted to implement its strategy and otherwise pursue its position, and LVB may not, subject to certain exceptions, take any contrary or inconsistent position in any filing, meeting or communication with any governmental authority. Zimmer and LVB have agreed to review and discuss in advance (and consider in good faith the views of the other party) any document or other material to be submitted to the governmental authorities, to keep each other apprised of the material content and status of any material communications with or from any governmental authority with respect to the transactions contemplated by the merger agreement, and to use their reasonable best efforts to provide each other with copies of all material, substantive correspondence, filings or communications with any governmental authority (redacted as appropriate, if applicable) with respect to the merger agreement and the transactions contemplated by the merger agreement.

Zimmer and LVB have agreed that they will, and will cause their respective subsidiaries to, take any and all steps necessary to obtain approval of the consummation of the transactions contemplated by the merger agreement by any antitrust or competition governmental authority so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as reasonably practicable (and in any event prior to the outside date), including:

•	taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable antitrust, competition, fair trade or similar law that may be asserted by any antitrust or competition governmental authority or any other person;

•	proposing, negotiating, accepting, committing to and effecting the sale, divestiture or disposition of their subsidiaries, assets, properties or businesses, entering into, or amending, modifying or terminating, any contract or other arrangements, and other remedies in order to obtain such approvals and to avoid the entry of, and to avoid the commencement of litigation or other proceedings seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other applicable law in any suit or other proceeding, that could otherwise have the effect of materially delaying or preventing the consummation of any of the transactions contemplated by the merger agreement; and

•	defending through litigation on the merits, so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as reasonably practicable (and in any event prior to the outside date), any claim asserted in court or an administrative or other tribunal by any antitrust or competition governmental authority or other person under applicable antitrust, competition, fair trade or similar laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment or other applicable law that could prevent or materially delay the closing of the merger from occurring as promptly as reasonably practicable.

Neither Zimmer nor any of its subsidiaries and affiliates is obligated to agree to any divestiture of assets or businesses that is not conditioned on the consummation of the merger. Subject to Zimmer’s consent (which consent may not be unreasonably withheld, delayed or conditioned), LVB is obligated to agree to any divestiture of any of its or its subsidiaries’ assets so long as such divestiture is conditioned on the consummation of the merger.

Zimmer and LVB will jointly direct and control any litigation described above, with counsel of their own choosing. However, in the event Zimmer and LVB disagree in good faith with respect to the defense or prosecution of such litigation (or the strategy with respect to the defense or prosecution of such litigation), Zimmer will, subject to certain conditions and limitations, be permitted to implement its strategy and otherwise pursue its position, and LVB may not, subject to certain exceptions, take any contrary or inconsistent position in any filing, meeting or communication with any governmental authority. However, Zimmer may not commence any litigation with respect to the matters described above without the prior written consent of LVB, which consent may not be unreasonably withheld, delayed or conditioned.

Each of Zimmer and LVB is obligated to respond as promptly as reasonably practicable to any inquiries or requests for information and documentary material received from any governmental authority in connection with any antitrust or competition matters related to the merger agreement and the transactions contemplated by the merger agreement. The merger agreement provides that LVB and its subsidiaries may not, but Zimmer may (if it determines in its good faith judgment and after consulting with LVB that the taking of such action would enhance the likelihood of obtaining any necessary antitrust, competition, fair trade or similar clearance as promptly as reasonably practicable), extend any waiting period or agree to refile under any applicable antitrust, competition, fair trade or similar laws.

Director and Officer Indemnification and Insurance

Zimmer has agreed that all rights to exculpation, indemnification and expense advancement for acts or omissions occurring at or prior to the effective time of the merger existing as of the date of the merger agreement in favor of the current, former or future directors, officers or employees of LVB or its subsidiaries as provided in their respective organizational documents will survive the merger and will continue in full force and effect. For six years after the effective time of the merger, Zimmer will not, and will not permit the surviving corporation or any of its subsidiaries to, unless required by applicable law, amend, repeal or modify any of their respective organizational documents relating to exculpation, indemnification or expense advancement with respect to acts or omissions occurring at or prior to the effective time of the merger. Also, for six years after the effective time of the merger, Zimmer will, and will cause the surviving corporation and its subsidiaries to, maintain relevant indemnification agreements of LVB and its subsidiaries existing prior to the date of the merger agreement.

In addition to the above, for six years from the effective time of the merger, Zimmer will cause the surviving corporation to:

•	indemnify and hold harmless all current, former or future directors, officers and employees of LVB or its subsidiaries against all reasonable and documented out-of-pocket costs and expenses paid or incurred in connection with any indemnifiable claim and all amounts paid in settlement in respect of any threatened, pending or completed proceeding arising out of or relating to acts or omissions occurring or existing at or prior to the effective time of the merger brought against such person in connection with such person’s position as a director, officer, employee or other fiduciary of LVB or any of its subsidiaries or other entity; and

•	advance (free of interest) to such persons all reasonable and documented out-of-pocket costs and expenses paid or incurred in connection with any indemnifiable claim promptly after receiving statements for such costs and expenses and upon receipt of a customary undertaking to repay the amounts so advanced if it is determined by a final non-appealable judgment that such person was or is not entitled to be indemnified under applicable law.

Additionally, prior to the effective time of the merger, Zimmer has agreed to obtain, at its sole cost and expense and on behalf of the persons covered by such policies of LVB and its subsidiaries as of the date of the merger agreement, a policy of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or existing at or prior to the effective time of the merger for six years from the effective time of the merger. The terms, conditions, retentions and levels of coverage of such policy may not be less favorable, in the aggregate, than LVB’s and its subsidiaries’ existing policies. However, Zimmer will not be required to pay annual premiums in excess of 300% of the annual premium paid by LVB and its subsidiaries as of the date of the merger agreement.

Employee Matters

The merger agreement provides that, for one year following the closing date of the merger, the employees of LVB and its subsidiaries who remain employed by the surviving corporation as of the closing date of the merger will receive (i) salary and base wages that are at least equal to the salary and base wages provided to such continuing employees immediately prior to the closing date of the merger, (ii) bonus opportunity and benefits (other than equity compensation benefits) that, taken as a whole, are comparable in the aggregate to those provided to similarly situated employees of Zimmer and (iii) severance benefits of LVB in accordance with certain specified terms and conditions. For purposes of determining eligibility and vesting under all employee benefit plans of Zimmer or its affiliates, Zimmer will give each such continuing employee of LVB or any of its subsidiaries full credit for such employee’s service with LVB and its affiliates (or any predecessor employer) to the same extent recognized by LVB or its affiliates immediately prior to the closing date of the merger, except to the extent such recognition would result in duplication of benefits. Subject to certain exceptions, Zimmer also will waive any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plans of Zimmer or its affiliates in which such continuing employees (and their dependents) will be eligible to participate from and after the closing date of the merger, and will recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each such continuing employee (or his or her eligible dependents) under the benefit plans of LVB during the year in which the closing of the merger occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such continuing employee (or his or her eligible dependents) will be eligible to participate from and after the closing date of the merger.

The merger agreement further provides that, immediately following the closing of the merger, Zimmer will pay the continuing employees of LVB and its subsidiaries a pro rata bonus under certain specified annual incentive plans for the fiscal year in which the closing of the merger occurs, based on achievement of pro rata performance targets for the number of days that have elapsed in such fiscal year as of the closing date of the merger. Such bonus amounts will be the pro rata portion of a full annual bonus based on the number of days that have elapsed in such fiscal year as of the closing date of the merger.

Zimmer and LVB have agreed to negotiate in good faith mutually acceptable terms and conditions of an employee retention plan and a sales force retention plan with a total target payout of approximately $75 million in the aggregate, which plans will be funded and paid by Zimmer at the closing of the merger in the aggregate amount of $44 million. Additionally, notwithstanding any other provisions of the merger agreement, LVB will be permitted to provide for (i) payments of $4 million in respect of a senior management bonus plan, (ii) payments of approximately $8 million in respect of an employee bonus plan and (iii) payouts under an employee retention plan and sales force retention plan of up to $31 million in excess of and in addition to the $44 million to be paid by Zimmer. Any payments described in clauses (i) through (iii) of the immediately preceding sentence, to the extent not paid prior to the closing of the merger, will be deemed to reduce the amount of cash-on-hand of LVB on the date immediately preceding the closing date of the merger.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among others, those relating to:

•	access by Zimmer and its representatives to certain information about LVB and its subsidiaries during the period prior to the effective time of the merger;

•	confidentiality and restrictions on making public announcements regarding the merger;

•	obligations of LVB with respect to certain affiliate arrangements;

•	obligations of LVB with respect to its and its subsidiaries’ outstanding funded debt;

•	obligations of Zimmer with respect to certain tax matters;

•	obligations of LVB with respect to notices required under the DGCL to be provided to non-consenting LVB stockholders;

•	use of reasonable best efforts by Zimmer to cause the shares of Zimmer common stock to be issued in the merger to be authorized for listing on the NYSE;

•	sharing of notices and other communications from governmental authorities in connection with the transactions contemplated by the merger agreement or from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the merger agreement; and

•	obligations of Zimmer and LVB to take all steps as may be reasonably required to cause any disposition of LVB common stock (including derivative securities with respect to LVB common stock) or acquisition of Zimmer common stock (including derivative securities with respect to Zimmer common stock) pursuant to the merger agreement by any person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to LVB or will become subject to such reporting requirements with respect to Zimmer, to be exempt under Rule 16b-3 under the Exchange Act.

Conditions to Completion of the Merger

Conditions to Each Party’s Obligations.  Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	no governmental authority has enacted, issued, promulgated, enforced or entered any applicable law or order that is in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the merger agreement, except that any applicable antitrust, competition, fair trade or similar law or order which has such an effect will be a condition to the completion of the merger only if it arises under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan;

•	any waiting period (and any extension of such period) applicable to the consummation of the merger under the HSR Act has expired or been terminated;

•	the approval of the European Commission (or the approval of those national competition authorities in the European Union that have jurisdiction as a result of a referral of the transactions contemplated by the merger agreement under the EU Merger Regulation) has been obtained pursuant to the EU Merger Regulation and any approval or waiting period with respect to Japan has been obtained or terminated or has expired;

•	the registration statement on Form S-4 of which this consent solicitation statement/prospectus is a part has been declared effective and is not the subject of any stop order, or pending proceedings seeking a stop order, suspending such effectiveness;

•	the LVB stockholder approval has been obtained; and

•	the shares of Zimmer common stock to be issued to LVB stockholders in the merger have been approved for listing on the NYSE, subject to official notice of issuance (which shall not be a condition to Zimmer’s and Merger Sub’s obligations to complete the merger if the approval of Zimmer stockholders or holders of any other equity securities of Zimmer is necessary for such issuance).

Conditions to LVB’s Obligations.  The obligation of LVB to complete the merger is subject to the satisfaction or waiver of the following further conditions:

•	the representations and warranties of Zimmer in the merger agreement concerning absence of a material adverse effect on Zimmer, absence of undisclosed equity interests in Zimmer (except for any de minimis inaccuracy) and brokers’ fees must be true and correct in all respects as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing date of the merger (other than those representations or warranties that are made as of a specific date, in which case, such representations or warranties must be true and correct in all respects as of that date);

•	the representations and warranties of Zimmer concerning organization, power, qualifications to do business, good standing and authorization to enter into and carry out the obligations in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing date of the merger (other than those representations or warranties that are made as of a specific date, in which case, such representations or warranties must be true and correct in all material respects as of that date);

•	all other representations and warranties of Zimmer must be true and correct as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing date of the merger (other than those representations or warranties that are made as of a specific date, in which case, such representations or warranties must be true and correct as of that date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or material adverse effect qualifications) have not had a material adverse effect on Zimmer;

•	Zimmer and Merger Sub have performed and complied, in all material respects, with all agreements, covenants and obligations required by the merger agreement to be performed or complied with by Zimmer and Merger Sub on or prior to the closing of the merger; and

•	Zimmer has caused to be delivered to LVB a certificate executed by a duly authorized officer of Zimmer certifying that the foregoing conditions have been satisfied.

Conditions to Zimmer’s and Merger Sub’s Obligations.  The obligations of Zimmer and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of LVB in the merger agreement concerning absence of a material adverse effect on LVB, absence of undisclosed equity interests in LVB (except for any de minimis inaccuracy) and brokers’ fees must be true and correct in all respects as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing date of the merger (other than those representations or warranties that are made as of a specific date, in which case, such representations or warranties must be true and correct in all respects as of that date);

•	the representations and warranties of LVB concerning organization, power, qualifications to do business, good standing and authorization to enter into and carry out the obligations in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing date of the merger (other than those representations or warranties that are made as of a specific date, in which case, such representations or warranties must be true and correct in all material respects as of that date);

•	all other representations and warranties of LVB must be true and correct as of the date of the merger agreement and as of the closing of the merger as though made on and as of the closing date of the merger (other than those representations or warranties that are made as of a specific date, in which case, such representations or warranties must be true and correct as of that date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any materiality or material adverse effect qualifications) have not had a material adverse effect on LVB;

•	LVB has performed and complied, in all material respects, with all agreements, covenants and obligations required by the merger agreement to be performed or complied with by LVB on or prior to the closing of the merger; and

•	LVB has caused to be delivered to Zimmer a certificate executed by a duly authorized officer of LVB certifying that the foregoing conditions have been satisfied.

Each of Zimmer and LVB may, to the extent permitted by applicable law, waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met.

Termination of the Merger Agreement

The merger agreement may be terminated prior to the closing of the merger only as follows:

•	by mutual written consent of Zimmer and LVB;

•	by Zimmer or LVB:

•	if the effective time of the merger has not occurred on or by April 24, 2015, except that (i) (A) Zimmer or LVB may extend the outside date for an additional 90 days if there is any law or order enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the merger agreement arising under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan or the condition relating to the expiration or termination of certain waiting periods and receipt of certain governmental approvals in Japan has not been satisfied or waived and (B) the outside date will be extended to the third business day after the end of the marketing period if all of the closing conditions have been satisfied or waived (or, with respect to the conditions that by their terms must be satisfied at the closing of the merger, would have been so satisfied if the closing of the merger had occurred) and the marketing period has commenced but has not yet ended and (ii) the party seeking to terminate the merger agreement is not a party whose breach of the merger agreement has been a material cause of, or resulted in, the failure of the effective time of the merger to occur on or before April 24, 2015;

•	if any law or order enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the merger agreement (other than any applicable antitrust, competition, fair trade or similar law or order which may have such an effect but did not arise under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan) has become final and non-appealable, except that the party seeking to terminate the merger agreement must have complied with its obligations under covenants relating to antitrust matters and third-party consents (described above under “The Merger Agreement—Efforts to Complete the Merger” beginning on page 90 of this consent solicitation statement/prospectus);

•	by LVB (unless it is then in material breach of any representation, warranty, covenant, obligation or agreement contained in the merger agreement), if there has been a breach or inaccuracy of any representation or warranty of Zimmer, or Zimmer or Merger Sub has failed to perform or comply with any of its covenants, obligations or agreements contained in the merger agreement, in either case, (i) which would give rise to the failure of a condition to LVB’s obligations to complete the merger to be satisfied and (ii) such breach, inaccuracy or failure to perform or comply is incapable of being cured or is not cured within 30 days following Zimmer’s receipt of written notice (or, if earlier, by one business day before the outside date); or

•	by Zimmer (unless it is then in material breach of any representation, warranty, covenant, obligation or agreement contained in the merger agreement), if there has been a breach or inaccuracy of any representation or warranty of LVB, or LVB has failed to perform or comply with any of its covenants, obligations or agreements contained in the merger agreement, in either case, (i) which would give rise to the failure of a condition to Zimmer’s and Merger Sub’s obligations to complete the merger to be satisfied and (ii) such breach, inaccuracy or failure to perform or comply is incapable of being cured or is not cured within 30 days following LVB’s receipt of written notice (or, if earlier, by one business day before the outside date).

Effect of Termination

If the merger agreement is terminated as described above, the merger agreement will become null and void and no party will have any liability under the merger agreement, except that:

•	nothing in the merger agreement will relieve or release any party from liability arising from any material breach by such party of the merger agreement prior to such termination; and

•	designated provisions of the merger agreement will survive termination, including (i) the confidential treatment of information, (ii) provisions regarding reimbursement of costs and expenses incurred by LVB in connection with Zimmer’s financing for the merger, (iii) the allocation of fees and expenses, (iv) the termination fee described below and (v) certain other general provisions governing the merger agreement.

Termination Fee

Zimmer must pay LVB a termination fee of $800 million in the event that:

•	the merger agreement is terminated by Zimmer or LVB as a result of any law or order enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the merger agreement arising under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan;

•	the merger agreement is terminated by LVB as a result of Zimmer’s breach of, or failure to perform its obligations under, the covenants relating to antitrust matters and third-party consents; or

•	the merger agreement is terminated by Zimmer or LVB as a result of the closing of the merger not occurring by the outside date and, at or prior to the time of such termination, all of the conditions to the obligations of Zimmer to consummate the merger have been satisfied or waived (other than the condition relating to the absence of any law or order enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by the merger agreement to the extent such restraint arises under the HSR Act, the EU Merger Regulation or applicable antitrust, competition, fair trade or similar laws of Japan).

In the event the merger agreement is terminated under the circumstances described above, if the termination fee is paid by Zimmer and accepted by LVB, the payment of the termination fee will be the sole and exclusive remedy of LVB and its related entities and persons against Zimmer and its related entities and persons. However, regardless of whether the termination fee has been paid, Zimmer and Merger Sub will be responsible for (and LVB will be entitled to pursue) any and all money damages (or, to the extent the termination fee is received by LVB, the excess, if any, of such money damages over the termination fee) arising out of, resulting from or relating to Zimmer’s or Merger Sub’s intentional, knowing breach of the merger agreement. In any determination of such damages, the court may award LVB and its stockholders their respective benefit of the bargain damages (including the loss of expected premium and taking into consideration other combination opportunities, the time value of money and all other relevant matters), if proven.

Miscellaneous

Specific Performance

The parties are entitled to an injunction or injunctions to prevent or remedy breaches or threatened breaches of the merger agreement and to enforce specifically its terms and provisions. Such remedy is in addition to any other remedy to which the parties are entitled at law or equity. While LVB may pursue both a grant of specific performance and the payment of the termination fee, LVB will not be entitled to specific performance if it accepts Zimmer’s payment of the termination fee, together with (i) reimbursement for costs and expenses incurred by LVB in connection with Zimmer’s financing for the merger and (ii) interest on, and costs and expenses incurred by LVB in connection with a proceeding to collect, the unpaid termination fee.

The parties also agreed that LVB will be entitled to seek specific performance or other equitable remedies to cause Zimmer or Merger Sub to enforce the obligation of Zimmer’s financing sources to fund the debt financing for the merger under the applicable debt commitment letter. Additionally, in the event that any of Zimmer’s financing sources initiates any litigation against Zimmer or Merger Sub with respect to the debt financing for the merger, or advises Zimmer or Merger Sub that it intends not to proceed with such financing in violation of the terms of the applicable debt commitment letter, LVB will be entitled to specific performance or other equitable remedies to require Zimmer or Merger Sub to take enforcement action to cause such financing source to provide such financing.

Amendment; Extension and Waiver

The merger agreement may not be amended except by written instrument executed by Zimmer, LVB and Merger Sub. In addition, any amendment of the provisions of the merger agreement relating to Zimmer’s debt financing sources in a manner that is adverse to such financing sources requires the prior written consent of such financing sources. At any time prior to the effective time of the merger, Zimmer (or LVB) may, by written instrument signed on its behalf:

•	extend the time for the performance of any obligation or other act of LVB (or Zimmer or Merger Sub);

•	waive any inaccuracy in the representations and warranties of LVB (or Zimmer) contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any agreement or condition of LVB (or Zimmer or Merger Sub) contained in the merger agreement.

Release of Certain Claims; Non-Recourse

As of the closing of the merger, Zimmer (on its own behalf and on behalf of its affiliates), LVB and LVB’s affiliates will release and forever discharge each holder of LVB common stock and his, her or its affiliates, successors and assigns and other related entities or persons of LVB, to the extent such holder of LVB common stock duly executes and delivers to Zimmer, prior to the closing of the merger, a letter of transmittal containing a release of Zimmer and its affiliates (including the surviving corporation and its subsidiaries), successors and assigns and other related entities or persons of Zimmer, from all debts, demands, causes of action, covenants, damages, claims and liabilities whatsoever in respect of matters relating to LVB and its subsidiaries which arise out of or relate to events, circumstances or actions occurring or existing prior to or as of the closing date of the merger. However, such release does not apply to any right or obligation to the extent arising under any provision of the merger agreement that survives the closing or the merger, the Zimmer stockholders agreement and any other contract entered into by Zimmer, on the one hand, and LVB, LVB Acquisition Holding or any of their respective affiliates, on the other hand, in connection with the merger, or any liability for fraud.

The merger agreement also provides that the obligations and liabilities of Zimmer or LVB under the merger agreement, and all other obligations, liabilities, claims, losses or damages of or against Zimmer or LVB arising out of or relating to the merger agreement (including the negotiation, execution and performance of the merger agreement) or the transactions contemplated by the merger agreement, may only be made against Zimmer or LVB in its capacity as a party to the merger agreement and will be without recourse of any kind to any of Zimmer’s related entities or persons or LVB’s related entities or persons.

Third-Party Beneficiaries

The merger agreement is not intended to confer upon any person who is not a party to the merger agreement any right or remedy of any nature whatsoever, except for, among other things:

•	the right of holders of LVB common stock, LVB stock options and LVB stock-based awards to receive payment in accordance with the terms of the merger agreement and, subject to the limitation on LVB’s remedies as described above under “The Merger Agreement—Termination Fee,” the right of LVB to pursue damages on behalf of holders of LVB common stock, LVB stock options and LVB stock-based awards in the event of Zimmer’s or Merger Sub’s breach of the merger agreement (which right, in addition to any and all damages to LVB and its subsidiaries, will include, in the event of a breach of the merger agreement by Zimmer or Merger Sub and in the circumstances where the merger agreement has been terminated, the benefit of the bargain damages (including the loss of expected premium and taking into consideration other combination opportunities, the time value of money and all other relevant matters), if proven);

•	the provisions described above under “The Merger Agreement—Director and Officer Indemnification and Insurance,” pursuant to which the persons referenced in such section are third-party beneficiaries; and

•	the provisions described above under “The Merger Agreement—Miscellaneous—Release of Certain Claims; Non-Recourse,” pursuant to which the persons referenced in such section are third-party beneficiaries.

Governing Law

The merger agreement is governed by the laws of the State of Delaware and provides that any action or proceeding relating to or arising out of the merger agreement will be subject to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware located in Wilmington, Delaware and the applicable appellate courts, except for any action or proceeding brought against any of Zimmer’s financing sources relating to or arising out of the transactions contemplated by the merger agreement or the financing for the merger, which will be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, Borough of Manhattan (and the applicable appellate courts) or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the applicable appellate courts).

MATERIAL CONTRACTS BETWEEN THE PARTIES

The Voting Agreement

The following describes the material provisions of the voting agreement entered into by Zimmer, LVB Acquisition Holding and certain beneficial owners of LVB common stock, which was filed with the SEC on Form 8-K on April 30, 2014. The description in this section and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the voting agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreement that is important to LVB stockholders. Zimmer and LVB encourage LVB stockholders to carefully read the voting agreement, which is attached to this consent solicitation statement/prospectus as Annex B, in its entirety.

In connection with the merger agreement, Zimmer entered into the voting agreement with the sponsor funds and LVB Acquisition Holding (whose collective beneficial ownership represented approximately 97% of LVB’s outstanding shares of common stock as of the date of the voting agreement). Under the voting agreement, and on the terms and subject to the conditions set forth in the voting agreement, LVB Acquisition Holding and such other beneficial owners of LVB common stock agreed to execute and deliver, promptly following LVB Acquisition Holding’s receipt of this consent solicitation statement/prospectus as declared effective by the SEC, a written consent adopting the merger agreement and approving the merger (which consent will be coupled with an interest and will be irrevocable prior to the termination of the voting agreement in accordance with its terms) and to vote all shares of LVB common stock owned by them in favor of the adoption of the merger agreement at any meeting of LVB stockholders called to seek the adoption of the merger agreement and the approval of the merger. LVB Acquisition Holding and such other beneficial owners also agreed to vote against and withhold their consent from any competing transaction as defined in the voting agreement.

The voting agreement contains certain other covenants, including the waiver of appraisal rights under the DGCL, prohibitions on certain transfers of LVB common stock, membership units of LVB Acquisition Holding and other equity securities of LVB or LVB Acquisition Holding held by LVB Acquisition Holding or such other beneficial owners and a covenant requiring LVB Acquisition Holding and such other beneficial owners to cease (i) any and all communications regarding a competing transaction, (ii) furnishing to any other person any information with respect to a competing transaction and (iii) cooperating with, assisting in, participating in, facilitating or encouraging a competing transaction. LVB Acquisition Holding and such other beneficial owners further agreed not to initiate, solicit, knowingly encourage or otherwise facilitate a competing transaction.

The voting agreement will terminate upon the earlier to occur of the effective time of the merger and the termination of the merger agreement in accordance with its terms.

The Stockholders Agreement

The following describes the material provisions of the Zimmer stockholders agreement entered into by Zimmer, LVB Acquisition Holding and certain beneficial owners of LVB common stock, which was filed with the SEC on Form 8-K on April 30, 2014. The description in this section and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the Zimmer stockholders agreement. This summary does not purport to be complete and may not contain all of the information about the Zimmer stockholders agreement that is important to LVB stockholders. Zimmer and LVB encourage LVB stockholders to carefully read the Zimmer stockholders agreement, which is attached to this consent solicitation statement/prospectus as Annex C, in its entirety.

In connection with the entry into the merger agreement, Zimmer entered into the Zimmer stockholders agreement with LVB Acquisition Holding and the sponsor funds. The Zimmer stockholders agreement, which becomes effective as of the closing date of the merger, sets forth certain governance arrangements and contains various provisions relating to, among other things, representation on the Zimmer board of directors, the acquisition of additional equity interests in Zimmer, prohibitions on taking certain actions relating to Zimmer, transfer restrictions, voting arrangements and registration rights.

Pursuant to the Zimmer stockholders agreement, (i) on or prior to the closing date of the merger, the Zimmer board of directors will take all action necessary and appropriate to cause the number of directors on the Zimmer board of directors to be increased by two and appoint two individuals selected by the sponsor funds as directors and (ii) following the closing of the merger, at each annual or special meeting of Zimmer stockholders at which directors are to be elected to the Zimmer board of directors, Zimmer will nominate and use its reasonable best efforts to cause Zimmer stockholders to elect to the Zimmer board of directors a slate of directors which includes up to two individuals designated by LVB Acquisition Holding (or, in certain circumstances, its transferees), so long as the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent a certain specified percentage of the shares of Zimmer common stock acquired by LVB Acquisition Holding in the merger. Specifically, LVB Acquisition Holding (or, in certain circumstances, its transferees) will be entitled to designate two individuals for nomination to the Zimmer board of directors, so long as the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent 60% or more of the shares of Zimmer common stock acquired by LVB Acquisition Holding as merger consideration at the closing of the merger. So long as the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent 30% or more but less than 60% of the shares of Zimmer common stock acquired by LVB Acquisition Holding as merger consideration at the closing of the merger, LVB Acquisition Holding (or, in certain circumstances, its transferees) will be entitled to designate one individual for nomination to the Zimmer board of directors. In the event that the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates represents less than 30% of the shares of Zimmer common stock acquired by LVB Acquisition Holding as merger consideration at the closing, LVB Acquisition Holding and its affiliates will not be entitled to designate any individuals to the Zimmer board of directors pursuant to the Zimmer stockholders agreement. The rights of LVB Acquisition Holding (or, in certain circumstances, its transferees) to designate individual(s) for nomination to the Zimmer board of directors will also terminate if the sponsor funds, together with certain of their affiliates, cease to own a majority of the voting securities of LVB Acquisition Holding, subject to certain exceptions.

The Zimmer stockholders agreement generally restricts any transfers of the shares of Zimmer common stock by LVB Acquisition Holding or any of the sponsor funds, subject to certain exceptions. LVB Acquisition Holding and its permitted transferees will be entitled to certain demand registration rights after six months following the closing of the merger and to certain piggyback registration rights and shelf registration rights after three months following the closing of the merger, in each case, subject to certain limitations.

The Zimmer stockholders agreement contains a standstill provision which is effective until the later of (i) the date on which the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding (or, in certain circumstances, its transferees) represents less than 30% of the shares of Zimmer common stock acquired by LVB Acquisition Holding as consideration in the merger and (ii) one year after the date on which there are no individuals nominated by LVB Acquisition Holding sitting on the Zimmer board of directors and LVB Acquisition Holding no longer has any rights to designate any individuals for nomination to the Zimmer board of directors. The standstill provision does not survive the termination of the Zimmer stockholders agreement.

The directors to be designated by LVB Acquisition Holding will be granted certain information and access rights to information related to the management, operations and finances of Zimmer and its subsidiaries, as and when provided to non-management directors of Zimmer. LVB Acquisition Holding (or, in certain circumstances, its transferees) are obligated to keep confidential certain information of Zimmer, subject to certain exceptions, including the ability to share confidential information with the sponsor funds.

The Zimmer stockholders agreement will automatically terminate upon the earlier to occur of (i) the termination of the merger agreement in accordance with its terms, (ii) the date that all Zimmer directors nominated by LVB Acquisition Holding have resigned from the Zimmer board of directors and (iii) the date that LVB Acquisition Holding and its affiliates, in the aggregate, beneficially own less than 3% of the total number of votes that may be cast in the election of directors of Zimmer, subject to certain conditions.

DEBT FINANCING

Zimmer anticipates that the total funds needed to complete the merger will be funded through a combination of (a) available cash on hand of Zimmer and (b) third-party debt financing consisting of the following:

•	a $3 billion term loan, referred to as the term loan in this consent solicitation statement/prospectus, documented in the bank credit agreement;

•	up to $7.66 billion in aggregate principal amount of senior unsecured notes; and

•	if senior unsecured notes are not issued and sold on or prior to the closing date of the merger, a $7.66 billion bridge loan, referred to as the bridge loan in this consent solicitation statement/prospectus, documented in the bridge credit agreement.

A copy of each of the credit agreements is filed as an exhibit to Zimmer’s Current Report on Form 8-K dated May 29, 2014 and filed with the SEC on June 4, 2014, which Form 8-K is incorporated by reference into this consent solicitation statement/prospectus. See the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Bridge Credit Agreement

Bridge Loan

Pursuant to the terms of the bridge credit agreement, the proceeds of the bridge loan will be available upon the satisfaction of certain conditions precedent to the completion of the merger and, if drawn, will be used to finance, in part, the cash consideration for the merger and to pay fees and expenses incurred in connection with the merger. The bridge loan will mature on the 364th day after completion of the merger.

Conditions Precedent

The commitments of the bridge lenders to provide the bridge loan are subject to several conditions, including contemporaneous completion of the merger, Zimmer’s delivery of certain financial statements, the accuracy in all material respects of certain representations, the engagement of certain institutions and the preparation of certain materials in connection with the offering of senior unsecured notes and other conditions to completion more fully set forth in the bridge credit agreement.

Commitment Reductions

The aggregate commitments of the bridge lenders to provide the bridge loan shall be permanently reduced dollar-for-dollar by an amount equal to the aggregate net cash proceeds received by Zimmer or any of its domestic subsidiaries from the consummation of any debt offering or equity offering (each as described below), in each case prior to the funding of the bridge loans on the completion of the merger.

A debt offering includes the incurrence of debt for borrowed money, including any issuance of notes (which would include senior unsecured notes) through a public offering or in a Rule 144A or other private placement, debt securities convertible into equity securities, issued in a public offering, private placement or otherwise, or bank loans by Zimmer or any of its domestic subsidiaries, other than certain debt more fully set forth in the bridge credit agreement.

An equity offering means any issuance of equity or equity-linked securities (in a public offering or private placement) by Zimmer (excluding equity or equity-linked securities other than certain offerings more fully set forth in the bridge credit agreement).

Zimmer intends that, prior to the closing date of the merger, the entire commitments with respect to the bridge loan will have been permanently reduced by the issuance of senior unsecured notes.

Mandatory Prepayments

If the bridge loans are funded, the aggregate amount of loans outstanding must be repaid by an amount equal to (a) 100% of the net cash proceeds of any debt offering or equity offering (each as described above) after the closing date of the merger, subject to exceptions more fully set forth in the bridge credit agreement, and (b) 100% of the net cash proceeds of non-ordinary course asset sales by Zimmer and its domestic subsidiaries in excess of $25 million (for any sale or series of related sales), subject to reinvestment rights and other exceptions more fully set forth in the bridge credit agreement.

Covenants and Events of Default

The bridge credit agreement contains covenants relating to the following subjects: maintenance of existence; business and properties; financial statements, reports, etc.; insurance; obligations and taxes; litigation and other notices; books and records; use of proceeds; consolidations, mergers and sales of assets; liens; limitations on sale and leaseback transactions; indebtedness; transactions with affiliates; restricted payments and investments.

In addition, the bridge credit agreement includes a maximum ratio of consolidated total debt to consolidated EBITDA.

The bridge credit agreement also contains certain events of default, limited to nonpayment of principal when due; nonpayment of interest or fees within five business days of due date; violation of covenants (subject in certain cases to grace periods); inaccuracy of representations and warranties in any material respect when made or deemed made; payment default or default resulting in or permitting acceleration in respect of indebtedness of $150 million or more; bankruptcy or insolvency events; change in control; undischarged judgments in excess of $150 million; and certain events under the Employee Retirement Income Security Act of 1974.

Bank Credit Agreement

Term Loan

Pursuant to the terms of the bank credit agreement, the proceeds of the term loan will be available upon the satisfaction of certain conditions precedent on completion of the merger and, if drawn, will be used to finance, in part, the cash consideration for the merger and to pay fees and expenses incurred in connection with the merger. The term loan will mature on the fifth anniversary of the completion of the merger.

Conditions Precedent

The commitments of the term lenders to provide the term loan are subject to several conditions, including contemporaneous completion of the merger, Zimmer’s delivery of certain financial statements, the accuracy in all material respects of certain representations, the engagement of certain institutions and other conditions to completion more fully set forth in the bank credit agreement.

Mandatory Prepayments

Following repayment in full of the bridge loans (if any), the aggregate amount of term loans outstanding must be repaid by an amount equal (a) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by Zimmer and its domestic subsidiaries (subject to exceptions more fully set forth in the bank credit agreement), and (b) 100% of the net cash proceeds of issuances, offerings or placements of debt obligations of Zimmer and its domestic subsidiaries (subject to exceptions more fully set forth in the bank credit agreement).

Covenants and Events of Default

The bank credit agreement contains covenants and events of default substantially consistent with the bridge credit agreement.

ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that LVB provide its stockholders with the opportunity to approve, on a non-binding, advisory basis, the “golden parachute” compensation arrangements for its named executive officers, as disclosed in the section titled “The Merger—Interests of Executive Officers and Directors of LVB in the Merger” beginning on page 65 of this consent solicitation statement/prospectus.

LVB is asking its stockholders to indicate their approval of the various change in control payments which LVB’s named executive officers will or may be eligible to receive in connection with the merger. These payments are set forth in the table titled “Golden Parachute Table” beginning on page 70 of this consent solicitation statement/prospectus and are further described in the accompanying footnotes and the associated narrative discussion. That summary includes all the compensation and benefits known at this time that may be paid or become payable to LVB’s named executive officers that are based on or otherwise relate to the merger.

The LVB board of directors encourages LVB stockholders to carefully review the named executive officer merger–related compensation information disclosed in this consent solicitation statement/prospectus.

The LVB board of directors recommends that LVB stockholders approve the following resolution by written consent:

“RESOLVED, that the stockholders of LVB Acquisition, Inc. approve, on a non-binding, advisory basis, the compensation that will or may become payable to the named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S–K in the Golden Parachute Compensation table and the related narrative disclosures.”

The vote on the “golden parachute” compensation proposal is a vote separate and apart from the vote on the merger agreement proposal. Accordingly, LVB stockholders may vote to approve the merger agreement proposal and vote not to approve the “golden parachute” compensation proposal and vice versa. If the “golden parachute” compensation proposal is to be approved by written consent, written consents in respect of not less than 80% of the outstanding shares of LVB common stock entitled to vote must approve such proposal. If an LVB stockholder fails to execute and return a written consent, or otherwise withholds a written consent or abstains, it will have the same effect as voting against the “golden parachute” compensation proposal.

Because the vote on the “golden parachute” compensation proposal is advisory only, it will not be binding on either LVB or Zimmer. Accordingly, if the merger agreement is adopted and the merger is completed, the “golden parachute” compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of LVB stockholders.

The LVB board of directors recommends that LVB stockholders approve the “golden parachute” compensation proposal by written consent.

MARKET PRICE AND DIVIDEND INFORMATION

Zimmer common stock is listed for trading on the NYSE and the SIX Swiss Exchange under the trading symbol “ZMH.” The following table sets forth, for the periods indicated, dividends declared and the high and low sales prices per share of Zimmer common stock as reported on the NYSE.

There is no established public trading market for LVB common stock, and LVB has not declared any dividends during the periods set forth in the table below. LVB stockholders are urged to obtain current market quotations for Zimmer common stock and to carefully review the other information contained in this consent solicitation statement/prospectus or incorporated by reference into this consent solicitation statement/prospectus, when considering whether to adopt the merger agreement and thereby approve the merger and the other transactions contemplated by the merger agreement. See “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

Calendar Period	Zimmer Common Stock			LVB Common Stock
	High	Low	Dividends Declared	High	Low	Dividends Declared
2012
First Quarter	$64.81	$52.70	$—	N/A	N/A	$—
Second Quarter	66.41	58.23	0.18	N/A	N/A	—
Third Quarter	67.90	57.46	0.18	N/A	N/A	—
Fourth Quarter	69.09	61.97	0.18	N/A	N/A	—
2013
First Quarter	76.75	67.34	0.20	N/A	N/A	—
Second Quarter	81.92	72.31	0.20	N/A	N/A	—
Third Quarter	85.08	74.85	0.20	N/A	N/A	—
Fourth Quarter	93.70	80.55	0.20	N/A	N/A	—
2014
First Quarter	98.95	90.77	0.22	N/A	N/A	—
Second Quarter	108.33	90.48	0.22	N/A	N/A	—
Third Quarter (through August 25, 2014)	105.47	94.73	0.22	N/A	N/A	—

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 24, 2014, Zimmer entered into the merger agreement with LVB and Merger Sub, pursuant to which Merger Sub will merge with and into LVB, with LVB continuing as the surviving corporation and an indirect wholly owned subsidiary of Zimmer, on the terms and subject to the conditions set forth in the merger agreement. The transactions contemplated by the merger agreement have not yet been consummated.

The following unaudited pro forma condensed combined statements of earnings are derived from: (i) the audited consolidated financial statements of Zimmer for the year ended December 31, 2013 and the unaudited condensed consolidated financial statements of Zimmer for the six month period ended June 30, 2014 and (ii) the audited consolidated financial statements of LVB for the years ended May 31, 2014 and 2013 and the unaudited condensed consolidated financial statements of LVB for the six month periods ended November 30, 2013 and 2012. The unaudited pro forma condensed combined balance sheet is derived from: (i) the unaudited condensed consolidated balance sheet of Zimmer as of June 30, 2014 and (ii) the audited consolidated balance sheet of LVB as of May 31, 2014.

Zimmer has a fiscal year that ends on December 31. Meanwhile, LVB has a fiscal year that ends on May 31. In compiling the unaudited pro forma condensed combined financial information, Zimmer has taken the necessary steps to present the LVB financial information to the period closest to Zimmer’s reporting period.

The unaudited pro forma condensed combined statements of earnings give effect to the merger as if it occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it occurred on June 30, 2014. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are: (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with:

•	Zimmer’s audited consolidated financial statements for the year ended December 31, 2013 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Zimmer’s Annual Report on Form 10-K for the year ended December 31, 2013 and Zimmer’s unaudited condensed consolidated financial statements for the six month period ended June 30, 2014 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Zimmer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, both of which are incorporated by reference into this consent solicitation statement/prospectus; and

•	LVB’s audited consolidated financial statements for the years ended May 31, 2014 and 2013 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in LVB’s Annual Report on Form 10-K for the years ended May 31, 2014 and 2013 (as supplemented by information filed under Item 8.01 of LVB’s Current Report on Form 8-K, dated April 11, 2014 and filed with the SEC on April 14, 2014) and LVB’s unaudited condensed consolidated financial statements for the six month periods ended November 30, 2013 and 2012, and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in LVB’s Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2013 and 2012.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of: (i) results of operations and financial position that would have been achieved had the merger taken place on the dates indicated or (ii) the future results of operations or financial position of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under GAAP. Zimmer has been treated as the acquirer in the merger for accounting purposes. Under this method, consideration to be given by Zimmer to complete the merger with LVB will be allocated to the assets acquired and liabilities assumed based on their fair value. To complete the acquisition method of accounting, certain procedures, such as accounting valuations, studies and further discussion and input from LVB’s management, will have to be performed to obtain the required information necessary to recognize the assets acquired and liabilities assumed at fair value. At this point in time, Zimmer has estimated the fair value of the acquired assets and liabilities using publicly available financial information of LVB, Zimmer’s informed insights into the industries in which LVB competes, and limited due diligence discussions with LVB’s management. Therefore, Zimmer has not obtained sufficient information for definitive measurement. Accordingly, the pro forma reclassifications and adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. There will be differences between these preliminary estimates of fair value and the final acquisition accounting, which differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger. Similarly, the unaudited pro forma condensed combined financial statements do not reflect the costs necessary to integrate the companies or the costs necessary to achieve cost savings, operating synergies or revenue enhancements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the Year Ended December 31, 2013

(in millions, except per share amounts)

	Zimmer	LVB (Note 2)	Pro Forma Adjustments						Pro Forma Combined
	Year Ended December 31, 2013	Year Ended November 30, 2013	Reclassifications (Note 4)			Merger (Note 5)
Net Sales	$4,623.4	$3,111.8	$-			$(5.3)	(b	)	$7,729.9
Cost of products sold	1,286.1	931.5	(190.3)	(a	)	(5.3)	(b	)	2,022.0

Gross Profit	3,337.3	2,180.3	190.3			-			5,707.9

Research and development	204.2	157.0	(1.0)	(a	)	-			360.2
Selling, general and administrative	1,833.8	1,314.2	13.7	(a	)	-			3,161.7
Amortization	-	308.4	74.9	(a	)	100.6	(c	)	483.9
Certain claims	47.0	-	56.3	(a	)	3.7	(d	)	107.0
Goodwill impairment charge	-	473.0	-			-			473.0
Intangible assets impairment charge	-	94.4	3.1	(a	)	-			97.5
Special items	216.7	-	43.3	(a	)	-			260.0

Operating expenses	2,301.7	2,347.0	190.3			104.3			4,943.3

Operating Profit (Loss)	1,035.6	(166.7)	-			(104.3)			764.6

Other income (expense)	-	(22.2)	-			-			(22.2)
Interest income	15.6	-	-			-			15.6
Interest expense	(70.1)	(370.1)	-			(85.6)	(g	)	(525.8)

Other expense, net	(54.5)	(392.3)	-			(85.6)			(532.4)

Earnings (loss) before income taxes	981.1	(559.0)	-			(189.9)			232.2
Provision (benefit) for income taxes	221.9	(69.3)	-			(75.8)	(h	)	76.8

Net earnings (loss)	759.2	(489.7)	-			(114.1)			155.4
Less: Net loss attributable to noncontrolling interest	(1.8)	-	-			-			(1.8)

Net Earnings of combined company	$761.0	$(489.7)	$-			$(114.1)			$157.2

Earnings Per Common Share
Basic	$4.49								$0.78
Diluted	$4.43								$0.77

Weighted Average Common Shares Outstanding
Basic	169.6					32.7	(i	)	202.3
Diluted	171.8					32.7	(i	)	204.5

See notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

For the Six Months Ended June 30, 2014

(in millions, except per share amounts)

	Zimmer	LVB (Note 2)	Pro Forma Adjustments
	Six Months Ended June 30, 2014	Six Months Ended May 31, 2014	Reclassifications (Note 4)			Merger (Note 5)			Pro Forma Combined
Net Sales	$2,344.4	$1,667.0	$-			$(4.2)	(b	)	$4,007.2
Cost of products sold	638.6	518.0	(88.9)	(a	)	(4.2)	(b	)	1,063.5

Gross Profit	1,705.8	1,149.0	88.9			-			2,943.7

Research and development	95.6	90.7	(0.6)	(a	)	-			185.7
Selling, general and administrative	920.1	798.6	(86.4)	(a	)	-			1,632.3
Amortization	-	156.5	39.5	(a	)	46.5	(c	)	242.5
Certain claims	21.8	-	81.1	(a	)	11.8	(d	)	114.7
Special items	110.6	-	55.3	(a	)	(19.6)	(e	)	146.3

Operating expenses	1,148.1	1,045.8	88.9			38.7			2,321.5

Operating Profit (Loss)	557.7	103.2	-			(38.7)			622.2

Other income (expense)	(10.0)	8.7	-			10.0	(f	)	8.7
Interest income	5.4	-	-			-			5.4
Interest expense	(30.8)	(162.6)	-			61.6	(g	)	(131.8)

Other expense, net	(35.4)	(153.9)	-			71.6			(117.7)

Earnings (loss) before income taxes	522.3	(50.7)	-			32.9			504.5
Provision (benefit) for income taxes	125.1	(90.6)	-			13.1	(h	)	47.6

Net earnings (loss)	397.2	39.9	-			19.8			456.9
Less: Net loss attributable to noncontrolling interest	(0.8)	-	-			-			(0.8)

Net Earnings of combined company	$398.0	$39.9	$-			$19.8			$457.7

Earnings Per Common Share
Basic	$2.36								$2.27
Diluted	$2.32								$2.24

Weighted Average Common Shares Outstanding
Basic	168.7					32.7	(i	)	201.4
Diluted	171.4					32.7	(i	)	204.1

See notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2014

(in millions)

	Zimmer	LVB
	As of June 30, 2014	As of May 31, 2014	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$968.7	$247.6	$(725.8)	(j)	$490.5
Short-term investments	729.3	-	-		729.3
Accounts receivable, less allowance for doubtful accounts	950.2	577.3	(1.2)	(b)	1,526.3
Inventories	1,147.2	693.4	479.4	(k)	2,320.0
Prepaid expenses and other current assets	130.3	202.9	203.5	(l)	536.7
Deferred income taxes	304.1	149.9	(191.3)	(m)	262.7

Total Current Assets	4,229.8	1,871.1	(235.4)		5,865.5

Property, plant and equipment, net	1,275.4	716.0	-		1,991.4
Goodwill	2,611.1	3,634.4	2,378.7	(n)	8,624.2
Intangible assets, net	646.5	3,439.6	5,977.9	(o)	10,064.0
Other assets	875.5	105.5	(72.6)	(p)	908.4

Total Assets	$9,638.3	$9,766.6	$8,048.6		$27,453.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$171.8	$135.3	$(1.2)	(b)	$305.9
Income taxes	134.6	-	(134.6)	(q)	-
Short-term debt	-	133.1	7,576.9	(r)	7,710.0
Accrued interest	4.4	53.4	(53.4)	(s)	4.4
Accrued wages and commissions	157.7	168.7	-		326.4
Other current liabilities	484.4	354.7	(1.7)	(t)	837.4

Total Current Liabilities	952.9	845.2	7,386.0		9,184.1

Other long-term liabilities	510.6	256.3	(11.4)	(u)	755.5
Deferred income taxes	35.1	968.6	2,616.9	(v)	3,620.6
Long-term debt	1,687.4	5,587.3	(2,887.3)	(w)	4,387.4

Total Liabilities	3,186.0	7,657.4	7,104.2		17,947.6

Stockholders’ Equity:
Parent Stockholders’ Equity:
Common stock	2.7	5.5	(5.2)	(x)	3.0
Paid-in capital	4,240.2	5,681.5	(2,438.9)	(y)	7,482.8
Retained earnings (accumulated deficit)	8,036.5	(3,617.1)	3,427.8	(z)	7,847.2
Accumulated other comprehensive income	356.1	39.3	(39.3)	(aa)	356.1
Treasury stock	(6,185.2)	-	-		(6,185.2)

Total parent stockholders’ equity	6,450.3	2,109.2	944.4		9,503.9

Noncontrolling interest	2.0	-	-		2.0

Total Stockholders’ Equity	6,452.3	2,109.2	944.4		9,505.9

Total Liabilities and Stockholders’ Equity	$9,638.3	$9,766.6	$8,048.6		$27,453.5

See notes to unaudited pro forma condensed combined financial statements

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of the Transaction

On April 24, 2014, Zimmer, LVB and Merger Sub entered into the merger agreement, pursuant to which Zimmer will acquire LVB, on the terms and subject to the conditions set forth in the merger agreement.

Upon the terms and subject to the conditions set forth in the merger agreement, holders of outstanding shares of LVB common stock, together with holders of outstanding LVB equity-based awards, will receive in the aggregate:

•	32,704,677 shares of Zimmer common stock; and

•	$10.35 billion, plus the fair market value of all cash, cash equivalents and marketable securities of LVB and its subsidiaries on the date immediately preceding the closing date of the merger (subject to certain adjustments), plus the amount of certain fees, costs and expenses of LVB, minus the aggregate amount necessary to pay off certain existing funded debt of LVB and its subsidiaries.

Zimmer intends to fund the cash portion of the merger consideration and other expenses of the merger from cash resources, including cash on hand and new credit facilities and senior unsecured notes. On May 29, 2014, Zimmer entered into the $4.35 billion bank credit agreement and the $7.66 billion bridge credit agreement. Zimmer intends to reduce the bridge loan when senior unsecured notes are issued.

The merger, which is subject to customary closing conditions and regulatory approvals, is expected to close in the first quarter of 2015.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial statements have been derived from the historical consolidated financial statements of Zimmer and LVB. Certain financial statement line items included in the historical financial statements have been disaggregated, condensed or classified differently to ensure consistent presentation in the unaudited pro forma condensed combined financial statements. In addition, where Zimmer and LVB have applied different GAAP accounting policies, Zimmer has made adjustments to conform LVB’s accounting policies to Zimmer’s accounting policies.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under GAAP. Zimmer has been treated as the acquirer in the merger for accounting purposes. Under this method, consideration to be given by Zimmer to complete the merger with LVB will be allocated to the assets acquired and liabilities assumed based on their fair value on the acquisition date. The final allocation of the consideration given by Zimmer to complete the merger with LVB will be determined after the completion of the merger and may differ materially from the allocation presented in these unaudited pro forma condensed combined financial statements.

LVB’s historical consolidated financial statements have a fiscal year ending of May 31. In order to derive the unaudited condensed consolidated statement of earnings for the year ended November 30, 2013, Zimmer utilized LVB’s statements of earnings for the year ended May 31, 2013 and the six month periods ended November 30, 2013 and 2012. In order to derive the unaudited condensed consolidated statement of earnings for the six month period ended May 31, 2014, Zimmer utilized LVB’s statements of earnings for the year ended May 31, 2014 and the six month period ended November 30, 2013. The following are reconciliations of how the historical consolidated financial statements were utilized to derive LVB’s statement of earnings for the year ended November 30, 2013 used in the unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2013 and LVB’s statement of earnings for the six month period ended May 31, 2014 used in the unaudited pro forma condensed combined statement of earnings for the six month period ended June 30, 2014.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

LVB Acquisition, Inc.

Historical Consolidated Statements of Earnings

(in millions)

	(1)	(2)	(3)	(1) - (2) + (3)

	LVB Acquisition, Inc.
	Year Ended May 31, 2013	Six Months Ended November 30, 2012	Six Months Ended November 30, 2013	Year Ended November 30, 2013
Net Sales	$3,052.9	$1,497.5	$1,556.4	$3,111.8
Cost of products sold	873.4	464.1	522.2	931.5

Gross Profit	2,179.5	1,033.4	1,034.2	2,180.3

Research and development	150.3	72.2	78.9	157.0
Selling, general and administrative	1,312.5	592.9	594.6	1,314.2
Amortization	313.8	156.1	150.7	308.4
Goodwill impairment charge	473.0	-	-	473.0
Intangible assets impairment charge	94.4	-	-	94.4

Operating expenses	2,344.0	821.2	824.2	2,347.0

Operating Profit (Loss)	(164.5)	212.2	210.0	(166.7)

Other income (expense)	(177.8)	(161.5)	(5.9)	(22.2)
Interest expense	(398.8)	(222.0)	(193.3)	(370.1)

Other expense, net	(576.6)	(383.5)	(199.2)	(392.3)

Earnings (loss) before income taxes	(741.1)	(171.3)	10.8	(559.0)
Benefit for income taxes	(117.7)	(73.6)	(25.2)	(69.3)

Net earnings (loss)	(623.4)	(97.7)	36.0	(489.7)
Less: Net loss attributable to noncontrolling interest	-	-	-	-

Net Earnings of LVB Acquisition, Inc.	$(623.4)	$(97.7)	$36.0	$(489.7)

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

LVB Acquisition, Inc.

Historical Consolidated Statements of Earnings

(in millions)

	(1)	(2)	(1) - (2)

	LVB Acquisition, Inc.
	Year Ended May 31, 2014	Six Months Ended November 30, 2013	Six Months Ended May 31, 2014
Net Sales	$3,223.4	$1,556.4	$1,667.0
Cost of products sold	1,040.2	522.2	518.0

Gross Profit	2,183.2	1,034.2	1,149.0

Research and development	169.6	78.9	90.7
Selling, general and administrative	1,393.2	594.6	798.6
Amortization	307.2	150.7	156.5

Operating expenses	1,870.0	824.2	1,045.8

Operating Profit (Loss)	313.2	210.0	103.2

Other income (expense)	2.8	(5.9)	8.7
Interest expense	(355.9)	(193.3)	(162.6)

Other expense, net	(353.1)	(199.2)	(153.9)

Earnings (loss) before income taxes	(39.9)	10.8	(50.7)
Benefit for income taxes	(115.8)	(25.2)	(90.6)

Net earnings (loss)	75.9	36.0	39.9
Less: Net loss attributable to noncontrolling interest	-	-	-

Net Earnings of LVB Acquisition, Inc.	$75.9	$36.0	$39.9

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

3.	Estimate of Merger Consideration and Merger Consideration Allocation

The preliminary estimate and the allocation of the aggregate merger consideration used in these unaudited pro forma condensed combined financial statements are as follows (in millions):

(in millions)
Aggregate cash consideration	$10,350.0
LVB cash, cash equivalents and marketable securities as of May 31, 2014	260.1
Reduction of LVB cash to be used for retention and bonus plans	(43.0)
Estimated LVB expenses to be reimbursed by Zimmer	86.0
Termination fees	90.0
LVB debt (principal and accrued interest) as of May 31, 2014	(5,773.8)

Total aggregate adjusted cash consideration	4,969.3

Fair value of Zimmer shares exchanged (32,704,677 shares exchanged at $99.31 per share on August 18, 2014)	3,247.9
Share-based compensation award acceleration allocated to compensation cost instead of consideration	(200.8)

Total estimated merger consideration	$8,016.4

(in millions)
Merger consideration allocated to:
Net assets of LVB at May 31, 2014	$2,109.2
Less LVB intangible assets and related deferred tax liabilities:
Goodwill	(3,634.4)
Intangible assets	(3,439.6)
Deferred tax liabilities on intangible assets	1,189.8
Add (subtract) fair value adjustments:
Inventory step-up	479.4
Intangible assets:
Trade name	515.0
Technology	3,053.0
Customer relationships	5,829.0
Other	20.5
Legal fees accounting policy	(12.7)
Accrued merger-related third-party fees	5.6
Deferred tax asset on LVB share-based compensation	(62.4)
Tax benefit on stock awards already vested	74.8
Debt issuance costs	(72.6)
Debt	(192.5)
Deferred taxes on fair value adjustments	(3,858.8)
Goodwill	6,013.1

$8,016.4

The merger agreement provides for the establishment of an employee retention plan, a sales force retention plan, a senior management bonus plan and an employee bonus plan for employees and third-party sales agents of LVB. The total amount that may be paid under the retention plans is $87 million, of which Zimmer is responsible for funding $44 million and LVB is responsible for funding the remaining $43 million. To the extent that LVB has not paid its portion prior to the closing date of the merger, it will reduce the amount of cash

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

Zimmer will pay to LVB stockholders and holders of LVB equity-based awards in the merger. Zimmer has assumed in these unaudited pro forma condensed combined financial statements that LVB will not have paid its portion prior to the closing date of the merger.

Under the merger agreement, Zimmer agreed to reimburse LVB stockholders and holders of LVB equity-based awards for certain of LVB’s third-party fees related to the consummation of the merger and certain third-party fees LVB incurred in connection with the initial public offering initiated prior to the signing of the merger agreement. Such reimbursement is expected to be approximately $86 million.

LVB has a management services agreement with affiliates of the sponsors. Pursuant to the management services agreement, affiliates of the sponsors that are party to the management services agreement will receive a termination fee in the event of a change-of-control of LVB. As this is an existing agreement of LVB which will be paid by Zimmer, it is considered part of the consideration to be given by Zimmer to complete the merger with LVB for purposes of accounting treatment of the merger. Such termination fee is expected to be approximately $88 million.

LVB has a consulting agreement with Dane A. Miller, Ph.D. Pursuant to the consulting agreement, Dr. Miller will receive a termination fee in the event of a change-of-control of LVB that occurs before January 1, 2016. As this is an existing agreement of LVB which will be paid by Zimmer, it is considered part of the consideration to be given by Zimmer to complete the merger with LVB for purposes of accounting treatment of the merger. Such termination fee is expected to be approximately $2 million.

Pursuant to the merger agreement, all outstanding LVB stock options and LVB stock-based awards will vest immediately prior to the effective time of the merger, and holders of LVB stock options and LVB stock-based awards will receive a portion of the aggregate merger consideration comprised of cash and shares of Zimmer common stock. Some LVB stock options and LVB stock-based awards are already vested under the terms of LVB’s equity incentive plans. The fair value of the final merger consideration to be received in exchange for vested LVB stock options and LVB stock-based awards will be accounted for as consideration given by Zimmer to complete the merger with LVB under GAAP. The vesting of unvested LVB stock options and LVB stock-based awards was negotiated as part of the merger agreement terms, and unvested LVB stock options and LVB stock-based awards will vest immediately prior to the effective time of the merger. Under LVB’s equity incentive plans, unvested LVB stock options and LVB stock-based awards would have otherwise been forfeited. Zimmer has concluded that the discretionary accelerated vesting of unvested LVB stock options and LVB stock-based awards is for the economic benefit of the combined company, and therefore the fair value of the merger consideration to be received by holders of unvested LVB stock options and LVB stock-based awards has been classified as compensation cost, not as consideration to be given by Zimmer to complete the merger with LVB, for purposes of accounting treatment of the merger.

The fair value of the shares of Zimmer common stock to be issued in the merger is computed by multiplying 32,704,677 shares of Zimmer common stock (which, the merger agreement provides, is the total number of shares of Zimmer common stock to be issued in the merger) by the price per share of $99.31 for Zimmer common stock as of August 18, 2014. The fair value of the final merger consideration will be determined based on, among other things, the price per share for Zimmer common stock on the closing date of the merger. A ten percent change in the price per share for Zimmer common stock to be issued in the merger would change the fair value of such shares by ten percent, or $324.8 million. A ten percent change in the price per share for Zimmer common stock would change goodwill recognized by approximately five percent or $313.7 million, the tax benefit on stock awards already vested by four percent, or $3.0 million and share-based compensation expense by approximately four percent, or $8.1 million.

Zimmer has not assigned any fair value step-up to LVB’s properties, plants and equipment, as Zimmer does not believe any adjustment would be significant to these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

4.	Financial Statement Classification Adjustments

In the historical consolidated financial statements of Zimmer and LVB, certain financial information is classified in different financial statement line items. In these unaudited pro forma condensed combined financial statements, Zimmer has made adjustments to ensure consistent presentation of such financial information. The following explains the adjustments that were made:

(a)	LVB recognizes shipping and handling expenses in cost of sales whereas Zimmer recognizes these expenses in selling, general, and administrative (SG&A). Zimmer has reclassified such amounts in LVB’s financial statements to conform to Zimmer’s presentation.

Starting with its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2014, LVB reclassified instrument depreciation from cost of sales to SG&A. This is consistent with Zimmer’s classification of instrument depreciation as SG&A expense. The historical statement of earnings of LVB for the years ended May 31, 2014 and 2013 utilized in these pro forma condensed combined financial statements included such classification adjustment. However, the historical statements of earnings of LVB for the six month periods ended November 30, 2013 and 2012 did not include this classification adjustment. Zimmer has made classification adjustments to ensure that the historical statement of earnings for the year ended November 30, 2013 and the six month period ended May 31, 2014 include the appropriate amount of instrument depreciation in SG&A expenses.

LVB recognizes product liability expenses in cost of sales whereas Zimmer recognizes these expenses as operating expenses. Zimmer has recognized product liability expenses in one of two line items in its statement of earnings. For claims related to Zimmer’s Durom® Acetabular Component (Durom Cup), Zimmer has recognized these expenses as “Certain claims” due to their level of significance, while all other product liability claims have been recognized in SG&A. LVB has product liability expenses related to metal-on-metal hip products, as well as other products. The Durom Cup claims are similar to the metal-on-metal product liability claims against LVB in that the Durom Cup was primarily used in hip constructs featuring metal-on-metal articulation. Due to this similarity, Zimmer has reclassified the metal-on-metal product liability expenses of LVB to “Certain claims” and all other product liability expenses to SG&A.

Zimmer presents on its statement of earnings a line item labeled “Special items.” This line item includes expenses resulting directly from business combinations, employee termination benefits, certain research and development (R&D) agreements, certain contract terminations, consulting and professional fees and asset impairment or loss on disposal charges connected with global restructuring, quality and operational excellence initiatives, and certain other items. LVB does not have a similar line item on its historical statements of earnings, but has similar expenses reflected in R&D and SG&A. Such similar expenses of LVB include restructuring charges, integration and facilities opening costs or other business optimization expenses, new system design and implementation costs, certain start-up costs and costs related to consolidation of facilities, advisory fees paid to the sponsors, certain severance charges, acquisition costs, certain litigation costs and other related charges. Zimmer has reclassified these amounts reflected in R&D and SG&A to “Special items” to conform to Zimmer’s presentation.

LVB presents on its statement of earnings a line item labeled “Amortization,” which reflects amortization expense for intangible assets, whereas Zimmer recognizes intangible asset amortization expense in SG&A. Zimmer has reclassified its intangible asset amortization expense amounts to conform to LVB’s presentation. Zimmer intends to present amortization expense in this manner after the merger.

LVB presents on its statement of earnings a line item labeled “Intangible assets impairment charge.” In the periods presented in these unaudited pro forma condensed combined financial statements, Zimmer had intangible asset impairment, which it recognized in “Special items.” Zimmer has reclassified such amounts to conform to LVB’s presentation. Zimmer intends to present intangible asset impairment in this manner after the merger, to the extent any future impairments are significant to the financial statements.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

The following tables present the effects of these classification adjustments:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions)
Cost of products sold classification adjustments
Shipping and handling expenses	$(107.1)	$(54.9)
Instrument depreciation	(3.1)	59.0
Product liability	(80.1)	(93.0)

	$(190.3)	$(88.9)

R&D classification adjustments
Special items	$(1.0)	$(0.6)

SG&A classification adjustments
Shipping and handling expenses	$107.1	$54.9
Instrument depreciation	3.1	(59.0)
Product liability	23.8	11.9
Special items	(45.4)	(54.7)
Intangible asset amortization	(74.9)	(39.5)

	$13.7	$(86.4)

Amortization classification adjustments
Intangible asset amortization	$74.9	$39.5

Certain claims adjustments
Product liability	$56.3	$81.1

Intangible assets impairment charge classification adjustments
Intangible asset impairment	$3.1	$-

Special items classification adjustments
Special items	$46.4	$55.3
Intangible asset impairment	(3.1)	-

	$43.3	$55.3

5.	Pro Forma Merger Adjustments

Statement of Earnings Adjustments

(b)	LVB purchases products from Zimmer. This adjustment eliminates Zimmer’s net sales to LVB of $5.3 million and $4.2 million in the year ended December 31, 2013 and six month period ended June 30, 2014, respectively. This adjustment also eliminates the corresponding $1.2 million of accounts receivable and accounts payable outstanding as of June 30, 2014.

(c)	Adjustments to amortization expense are:

•	Eliminate LVB’s amortization expense.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

•	Add estimated amortization expense on the fair value of intangible assets recorded for the merger. Amortization expense has been estimated using straight-line amortization with a weighted average life of 20 years for technology intangible assets and 24 years for customer relationship intangible assets. Trade name intangible assets have been assigned an indefinite life.

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions)

LVB amortization expense	$(308.4)	$(156.5)
Amortization on fair value of intangible assets	409.0	203.0

	$100.6	$46.5

(d)	LVB recognizes legal fees related to contingent losses as they are incurred, whereas Zimmer recognizes such legal fees when they are considered probable and the amount can be reasonably estimated. Both accrual methodologies are allowed under GAAP. Converting LVB’s accounting policy to Zimmer’s accounting policy would result in additional expense of $3.7 million and $11.8 million in the year ended November 30, 2013 and the six month period ended May 31, 2014, respectively. These legal fees are related to LVB’s metal-on-metal hip product liability claims and have therefore been classified as “Certain claims.”

(e)	Zimmer and LVB incurred expenses of $19.6 million related to professional fees to consummate the merger agreement in their respective statements of earnings for the six month periods reported in the unaudited pro forma condensed combined financial statements. Since these expenses will not have a continuing impact on the combined business they have been excluded from the unaudited pro forma condensed combined statement of earnings.

(f)	In the six month period ended June 30, 2014 Zimmer recognized $10.0 million of other expenses related to debt issuance costs on the $4.35 billion bank credit agreement and the $7.66 billion bridge credit agreement. In these unaudited pro forma condensed combined financial statements, these debt issuance costs are recognized as part of interest expense as discussed in item (g). Therefore, this amount has been excluded from the other expense line item in the unaudited pro forma condensed combined statement of earnings.

(g)	Adjustments to interest expense are:

•	Eliminate LVB’s interest expense (including debt issuance amortization costs) with respect to debt that will be replaced by Zimmer’s financing.

•

Add estimated interest expense to Zimmer’s financing expenses. Certain of LVB’s debt is expected to be paid after the closing date of the merger. Zimmer expects to finance the merger, including the payoff of certain debt of LVB, in part by utilizing the $4.35 billion senior credit facility under the bank credit agreement and also intends to issue $7.66 billion of senior unsecured notes of varying maturities. The senior credit facility is comprised of a $1.35 billion five-year revolving credit facility and a $3.0 billion five-year term loan facility. Zimmer anticipates only borrowing the $3.0 billion under the term loan and not utilizing the revolving credit facility for the merger. Zimmer currently has the bridge credit agreement in the principal amount of $7.66 billion that can be used to fund the cash portion of the merger consideration and other expenses of the merger if it is unable to issue senior unsecured notes. For these unaudited pro forma condensed combined financial statements, Zimmer has assumed that Zimmer’s financing utilizes the bridge credit agreement instead of senior unsecured notes, since senior unsecured notes have not been issued at this time. Additionally, when Zimmer entered into the bridge credit agreement, it was contemplated that $250 million of the borrowings would be utilized to refinance Zimmer’s existing senior notes due November 2014. Therefore, in these unaudited pro forma condensed combined financial statements, Zimmer has assumed that it will only borrow $7.41 billion, as the $250 million senior notes due November 2014 were already represented in Zimmer’s historical financial

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

statements. Under the term loan and the bridge credit agreement, Zimmer assumed borrowings based on the current three-month LIBOR rate plus credit spreads applicable to its current credit ratings. This resulted in a weighted average annual interest rate of 1.7 percent for the year ended December 31, 2013, excluding debt issuance costs. A one-eighth percent change in the assumed annual interest rate would increase or decrease interest expense by approximately $13 million. $300 million on the term loan matures in each of the first three years in equal quarterly installments. In calculating interest, Zimmer assumed the outstanding principal amount reflecting the required quarterly payments. The financing under the bridge credit agreement matures one year after funding, and Zimmer would no longer be able to borrow against this debt facility after such one year period. However, it is unlikely that Zimmer would be able to pay the amount outstanding under the bridge credit agreement in one year, and Zimmer would be required to obtain additional capital, such as senior unsecured notes, in order to repay its obligations under the bridge credit agreement. For the pro forma condensed combined statement of earnings for the six month period ended June 30, 2014, Zimmer assumed it could obtain capital in the amount of $7.41 billion at the same interest rate that existed immediately before the bridge credit agreement matures.

•	Add amortization of debt issuance costs on the $3.0 billion term loan and the bridge credit agreement. Debt issuance costs include upfront fees to the syndicate of lenders, structuring fees and arrangement fees for both the term loan and the bridge credit agreement. Additionally, the bridge credit agreement includes an initial funding fee that is payable when Zimmer borrows on this facility, as well as duration fees Zimmer must pay if the debt is outstanding for certain periods of time. As discussed above, the bridge credit agreement matures one year after funding. Therefore, all debt issuance costs associated with the bridge credit agreement have been recognized in the year ended December 31, 2013. For the six month period ended June 30, 2014, Zimmer did not assume any further debt issuance costs related to the bridge credit agreement or any other capital Zimmer may obtain, as there is no factually supportable basis upon which to make such estimate.

	Year Ended December 31, 2013	Six Months Ended June 30, 2014
	(in millions)
LVB interest expense	$370.1	$162.6
Interest expense on $3.0 billion term loan and $7.66 billion bridge credit agreement	(173.2)	(99.1)
Amortization of debt issuance costs on $3.0 billion term loan and $7.66 billion bridge credit agreement	(282.5)	(1.9)

	$(85.6)	$61.6

If Zimmer issues $7.41 billion of senior unsecured notes to finance the merger instead of utilizing the bridge credit agreement, Zimmer’s interest expense, including the amortization of debt issuance costs, may be materially different than what is presented in these unaudited pro forma condensed combined statements of earnings for the following reasons, among others:

•	Zimmer assumed interest on the bridge credit agreement based on the current three-month LIBOR rate, whereas senior unsecured notes would have longer, varying maturities with different interest rates.

•	Zimmer expects its credit rating to be downgraded after the closing of the merger, which will result in higher credit spreads on its interest rates.

•	The bridge credit agreement includes funding and duration fees that will not become payable if the bridge credit agreement is not utilized.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

(h)	Reflects the income tax effects of pro forma adjustments utilizing the statutory tax rate of 39.9 percent. This is comprised of the federal statutory tax rate of 35 percent and the Indiana statutory tax rate of 7.5 percent (which is deductible on the federal rate).

(i)	Reflects 32,704,677 shares of Zimmer common stock to be issued to LVB stockholders and holders of LVB equity-based awards.

Balance Sheet Adjustments

(j)	Reflects the available cash on hand, after assumed borrowings, that Zimmer will use for merger-related financing and expenses. Merger-related financing include debt issuance costs that Zimmer has not paid as of June 30, 2014. Merger-related expenses include advisory, legal, accounting, valuation and other professional and consulting fees Zimmer expects to incur in connection with the merger. Merger-related expenses also include retention and bonus plans for certain LVB employees. To settle LVB’s debt, Zimmer will be required to pay cash based upon the debt’s fair value. The fair value of the debt as of May 31, 2014 is greater than the carrying value deducted from the aggregate adjusted cash consideration. Zimmer will also use cash to settle LVB’s interest rate swaps designated as hedges that will become ineffective once the debt is repaid.

As of June 30, 2014
(in millions)

Sources:
Borrowings under Term Loan	$3,000.0
Borrowings under Bridge Credit Agreement	7,410.0

10,410.0

Uses:
Total aggregate adjusted cash consideration	4,969.3
Repayment of existing LVB borrowings (including accrued interest)	5,773.8
Fair value adjustment of LVB debt	192.5
Debt issuance costs	61.7
Settlement of LVB interest rate swaps	20.2
Equity issuance costs	5.0
Zimmer merger-related costs	26.3
Retention and bonus plans	87.0

11,135.8

Available cash on hand used	$(725.8)

(k)	Reflects an increase of $479.4 million in inventory to measure it at fair value.

(l)	Adjustments to prepaid expenses and other current assets are:

•	Add Zimmer’s incremental short-term portion of debt issuance costs of $71.7 million. This consists of $110.1 million of debt issuance costs on the senior credit facility and the bridge credit agreement that are expected to be amortized in the first year of the respective agreements minus $38.4 million of short-term debt issuance costs already recognized on Zimmer’s unaudited condensed consolidated balance sheet as of June 30, 2014. It excludes duration fees on the bridge credit agreement, which fees have been included in the first year of expense on the unaudited pro forma condensed combined statement of earnings, as such fees will not be paid until the borrowings have been outstanding for the applicable duration of time.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

•	Due to the tax benefit adjustments discussed in item (z), the amount recognized on the unaudited pro forma condensed combined balance sheet shifts from a liability to an asset. This adjustment reflects $131.8 million of net current tax benefits remaining on the pro forma condensed combined balance sheet.

As of June 30, 2014
(in millions)

Zimmer short-term debt issuance costs	$71.7
Current tax benefit reclass	131.8

$203.5

(m)	Reflects a deferred tax liability of $191.3 million related to inventory step-up.

(n)	Adjustments to goodwill are:

•	Eliminate LVB’s goodwill.

•	Add estimated goodwill of the merger.

As of June 30, 2014
(in millions)

LVB goodwill	$(3,634.4)
Estimated goodwill of merger	6,013.1

$2,378.7

(o)	Adjustments to net intangible assets are:

•	Eliminate LVB’s intangible assets.

•	Add fair value of acquired intangible assets in the merger.

As of June 30, 2014
(in millions)

LVB intangible assets, net	$(3,439.6)
Estimated intangible assets of merger:
Trade name	515.0
Technology-based	3,053.0
Customer-related	5,829.0
Other	20.5

$5,977.9

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

(p)	Eliminates LVB’s long-term debt issuance costs of $72.6 million.

(q)	Adjustments to income taxes are:

•	Reflect the tax benefit of LVB stock options and LVB stock-based awards that have already vested.

•	Reflect the tax benefits of the merger-related expenses discussed in item (z).

•	Reflect the tax benefits related to the LVB debt redemption. In the preliminary estimate and the allocation of the aggregate merger consideration, LVB debt is recorded at its fair value and a corresponding deferred tax asset is recognized. In these unaudited pro forma condensed combined financial statements, it is assumed Zimmer will redeem the LVB debt which will result in the deferred tax asset becoming a current income tax benefit.

•	As a result of the previous adjustments, the amount recognized on the pro forma condensed combined balance sheet shifts from a liability to an asset. This adjustment reflects the amount of net current tax benefits remaining on the pro forma condensed combined balance sheet.

As of June 30, 2014
(in millions)

Tax benefit of LVB stock awards already vested	$(74.8)
Tax benefit of merger-related expenses	(114.8)
Tax benefit of debt redemption	(76.8)
Current tax benefit reclass	131.8

$(134.6)

(r)	Adjustments to short-term debt are:

•	Eliminate LVB’s short-term debt that will be refinanced.

•	Add short-term debt to Zimmer’s financing in the amount of $300 million on the term loan and $7.41 billion on the bridge credit agreement.

As of June 30, 2014
(in millions)

LVB short-term debt	$(133.1)
Zimmer financing short-term debt	7,710.0

$7,576.9

(s)	Reflects the payment of LVB’s accrued interest of $53.4 million due as of May 31, 2014 associated with refinancing LVB’s debt.

(t)	Adjustments to other liabilities are:

•	Reflect the short-term portion of $8.8 million related to settlement of LVB’s interest rate swaps due to LVB’s debt being repaid.

•	Eliminate LVB’s accrued liabilities related to third-party fees for the consummation of the merger and certain third-party fees incurred in connection with the initial public offering initiated prior to the signing of the merger agreement. As discussed in Note 3 these fees will be paid by Zimmer and therefore will not be reflected as liabilities assumed on the acquisition date.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

•	Accrue legal fees of $12.7 million related to conforming LVB’s accounting policies.

As of June 30, 2014
(in millions)

LVB short-term interest rate swaps	$(8.8)
LVB accrued merger-related third-party fees	(5.6)
Legal fees accounting policy alignment	12.7

$(1.7)

(u)	Reflects the settlement of LVB’s interest rate swaps due to LVB’s debt being paid. This is the long-term portion of $11.4 million.

(v)	Adjustments to deferred income taxes are:

•	Eliminate deferred tax liabilities related to LVB’s intangible assets.

•	Eliminate LVB’s deferred tax asset of $62.4 million related to LVB stock options and LVB stock-based awards. Such deferred tax asset was a reduction of LVB’s deferred tax liabilities reported on their audited consolidated balance sheet as of May 31, 2014. A deferred tax asset will not be part of LVB’s assets acquired since LVB stock options and LVB stock-based awards will be exchanged for a portion of the aggregate merger consideration. Therefore, no temporary tax difference will exist that requires a deferred tax asset.

•	Add long-term deferred tax asset related to legal fees accounting policy alignment.

•	Add deferred tax liabilities related to the acquired intangible assets in the merger.

As of June 30, 2014
(in millions)

LVB deferred tax liabilities	$(1,189.8)
LVB long-term deferred tax asset related to share-based compensation	62.4
Long-term deferred tax asset related to legal fees accounting policy	(5.1)
Zimmer deferred tax liabilities	3,749.4

$2,616.9

(w)	Adjustments to long-term debt are:

•	Eliminate LVB’s long-term debt that will be refinanced.

•	Add long-term debt to Zimmer’s financing. This represents the long-term portion of the term loan.

As of June 30, 2014
(in millions)

LVB long-term debt	$(5,587.3)
Zimmer Term Loan	2,700.0

$(2,887.3)

(x)	Adjustments to common stock are:

•	Eliminate LVB common stock.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS – (Continued)

•	Add par value of common stock on 32,704,677 shares to be issued to LVB stockholders and holders of LVB equity-based awards.

As of June 30, 2014
(in millions)

LVB common stock	$(5.5)
Zimmer common stock issued	0.3

$(5.2)

(y)	Adjustments to paid-in capital are:

•	Eliminate LVB’s paid-in capital.

•	Add paid-in capital value on 32,704,677 common shares to be issued to LVB stockholders and holders of LVB equity-based awards. This was calculated by using the price per share of Zimmer common stock of $99.31 on August 18, 2014.

•	Recognize equity issuance costs of the shares of Zimmer common stock to be issued.

As of June 30, 2014
(in millions)

LVB paid-in capital	$(5,681.5)
Zimmer common stock issued	3,247.6
Zimmer common stock equity issuance costs	(5.0)

$(2,438.9)

(z)	Adjustments to retained earnings (accumulated deficit) are:

•	Eliminate LVB’s accumulated deficit.

•	Recognize merger-related expenses, including Zimmer’s merger-related professional fees (net of merger-related expenses already recognized in Zimmer’s unaudited balance sheet as of June 30, 2014), retention and bonus plan expenses and LVB stock-based award acceleration allocated to compensation cost.

•	Add back Zimmer merger-related debt issuance costs of $10.0 million already reflected in its unaudited balance sheet as of June 30, 2014.

•	Recognize the tax benefit on the merger-related expenses at the statutory tax rate of 39.9 percent. Zimmer has assumed that the merger-related professional fees are non-deductible for tax purposes while the remaining merger-related expenses are all deductible.

As of June 30, 2014
(in millions)

LVB accumulated deficit	$3,617.1
Zimmer merger-related professional fees	(26.3)
Zimmer debt issuance costs	10.0
Retention and bonus plans	(87.0)
Share-based compensation award acceleration allocated to compensation cost instead of consideration	(200.8)
Tax effect on above expenses	114.8

$3,427.8

(aa)	Reflects the elimination of LVB’s other comprehensive income of $39.3 million.

DESCRIPTION OF ZIMMER CAPITAL STOCK

The following summary of the capital stock of Zimmer is subject in all respects to applicable Delaware law, the Zimmer certificate of incorporation and the Zimmer by-laws. See the sections titled “Comparison of Stockholder Rights” beginning on page 126 of this consent solicitation statement/prospectus and “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

The total authorized shares of capital stock of Zimmer consist of (i) 1,000,000,000 shares of common stock, par value $0.01 per share, and (ii) 250,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on [—], 2014, [—] shares of Zimmer common stock were issued and outstanding and no shares of preferred stock, par value $0.01 per share, of Zimmer were issued and outstanding.

The Zimmer board of directors is authorized to provide for the issuance from time to time of Zimmer preferred stock in series and, as to each series, to establish the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions of such shares; the dividend rate; the voting rights, if any; the conversion or exchange privileges, if any; the redemption price or prices and the other terms of redemption, if any, applicable to that series; and restrictions on the issuance of shares, if any. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of Zimmer preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Zimmer common stock or for other corporate purposes.

COMPARISON OF STOCKHOLDER RIGHTS

General

Zimmer and LVB are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the DGCL. Before the completion of the merger, the rights of LVB stockholders are also governed by the LVB certificate of incorporation, the LVB by-laws and the LVB stockholders agreements. Upon completion of the merger, each share of LVB common stock issued and outstanding immediately prior to the effective time of the merger (other than any dissenting shares and any shares of LVB common stock owned by Zimmer, Merger Sub or any subsidiary of Zimmer or Merger Sub, or held in treasury of LVB or owned by LVB or any of its subsidiaries) will be converted into the right to receive the merger consideration, which will include shares of Zimmer common stock and cash. As a result, upon completion of the merger, the rights of LVB stockholders who become Zimmer stockholders in the merger will be governed by the DGCL, the Zimmer certificate of incorporation, the Zimmer by-laws and the Zimmer stockholders agreement, which will become effective at the closing of the merger.

Certain Differences Between the Rights of Stockholders of Zimmer and Stockholders of LVB

The following is a summary of material differences between the rights of Zimmer stockholders and the rights of LVB stockholders. While Zimmer and LVB believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Zimmer stockholders and LVB stockholders, and it is qualified in its entirety by reference to the DGCL and the various documents of Zimmer and LVB to which Zimmer and LVB refer in this summary. Zimmer and LVB urge you to carefully read this entire consent solicitation statement/prospectus, the relevant provisions of the DGCL and the other documents to which Zimmer and LVB refer in this consent solicitation statement/prospectus for a more complete understanding of the differences between the rights of a Zimmer stockholder and the rights of an LVB stockholder. Zimmer and LVB have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See the section titled “Where You Can Find Additional Information” beginning on page 200 of this consent solicitation statement/prospectus.

	Zimmer	LVB
Authorized Capital Stock	The authorized capital stock of Zimmer consists of (i) 1,000,000,000 shares of common stock, par value $0.01 per share, and (ii) 250,000,000 shares of preferred stock, par value $0.01 per share.	The authorized capital stock of LVB consists of (i) 740,000,000 shares of common stock, par value $0.01 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share.

Number of Directors	The Zimmer certificate of incorporation provides that the Zimmer board of directors will consist of not less than three directors and will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which Zimmer would have if there were no vacancies or unfilled newly-created directorships. The Zimmer board of directors currently consists of nine directors.	The LVB certificate of incorporation provides that the number of directors of LVB will be fixed by, or in the manner provided in, the LVB by-laws. The LVB by-laws provide that the number of directors of LVB will be at least one and not more than 15, with the exact number to be fixed from time to time by resolution of a majority of the full board of directors of LVB. The LVB board of directors currently consists of ten directors.

	Zimmer	LVB
The Zimmer stockholders agreement provides that (i) on or prior to the closing date of the merger, the Zimmer board of directors will take all action necessary and appropriate to cause the number of directors on the Zimmer board of directors to be increased by two and appoint two individuals selected by the sponsor funds as directors and (ii) following the closing of the merger, LVB Acquisition Holding will be entitled to designate (A) two individuals for nomination to the Zimmer board of directors, so long as the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent 60% or more of the shares of Zimmer common stock acquired by LVB Acquisition Holding in the merger, and (B) one individual for nomination to the Zimmer board of directors so long as the number of shares of Zimmer common stock beneficially owned by LVB Acquisition Holding and its affiliates continues to represent 30% or more but less than 60% of the shares of Zimmer common stock acquired by LVB Acquisition Holding in the merger. See the section titled “Material Contracts Between the Parties—The Stockholders Agreement” beginning on page 100 of this consent solicitation statement/prospectus.

Classification of Board of Directors	Zimmer has one class of directors and the Zimmer certificate of incorporation does not provide for a classified board of directors. Zimmer’s directors are elected for a term of one year. A director elected to fill a newly created directorship serves a term expiring at the next annual meeting of Zimmer stockholders.	LVB has one class of directors and the LVB certificate of incorporation does not provide for a classified board of directors. Each of LVB’s directors is elected for a term expiring at the annual meeting of LVB stockholders next following his or her election.

Election of Directors	The Zimmer by-laws provide that, in an uncontested election, directors will be elected by a majority of votes cast and that, in a contested election, directors will be elected by a plurality vote.	The LVB by-laws provide that directors will be elected by a plurality vote.

	Zimmer	LVB
Cumulative Voting	The Zimmer certificate of incorporation does not provide for cumulative voting and, accordingly, Zimmer stockholders do not have cumulative voting rights in connection with the election of directors.	The LVB certificate of incorporation does not provide for cumulative voting and, accordingly, LVB stockholders do not have cumulative voting rights in connection with the election of directors.

Removal of Directors

Section 141(k) of the DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain exceptions for corporations having cumulative voting or whose board is classified.

However, the Zimmer stockholders agreement provides that, until such time as LVB Acquisition Holding no longer is entitled to designate any individuals for nomination to the Zimmer board of directors pursuant to the Zimmer stockholders agreement and except in furtherance of any adjustment in the total number of individual(s) LVB Acquisition Holding is entitled to nominate to the Zimmer board of directors pursuant to the Zimmer stockholders agreement, the Zimmer board of directors will not seek the removal of any director(s) designated by LVB Acquisition Holding without the prior written consent of LVB Acquisition Holding, subject to certain exceptions.

Section 141(k) of the DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors, subject to certain exceptions for corporations having cumulative voting or whose board is classified.

Vacancies on the Board of Directors

The Zimmer certificate of incorporation provides that newly created directorships resulting from any increase in the number of directors and any vacancies resulting from death, resignation, disqualification, removal or other cause will only be filled by a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders.

However, the Zimmer stockholders agreement provides that, until such time as LVB Acquisition Holding no longer is entitled to designate any

The LVB by-laws provide that any vacancy occurring in the LVB board of directors, arising from whatever cause, will be filled by selection of a successor by a majority vote of the remaining directors, even if less than a quorum, except that, if such vacancy or vacancies leave the LVB board of directors with no members or if the remaining directors are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of LVB stockholders at a special meeting called for that

	Zimmer	LVB

	individuals for nomination to the Zimmer board of directors pursuant to the Zimmer stockholders agreement and except in furtherance of any adjustment in the total number of individual(s) LVB Acquisition Holding is entitled to nominate to the Zimmer board of directors pursuant to the Zimmer stockholders agreement, in the event of the death, disability, removal or resignation of any director designated by LVB Acquisition Holding pursuant to the Zimmer stockholders agreement, the Zimmer board of directors will promptly appoint as a replacement director an individual designated by LVB Acquisition Holding to fill the resulting vacancy.	purpose or at the next annual meeting of LVB stockholders.

Stockholder Action by Written Consent	The Zimmer certificate of incorporation provides that any action required or permitted to be taken by Zimmer stockholders must be effected at a duly called annual or special meeting of Zimmer stockholders and may not be effected by any consent in writing by such stockholders.	The LVB by-laws provide that any action required or permitted to be taken at a meeting of LVB stockholders may be taken without a meeting, without prior notice and without a vote, by a written consent or consents signed by the holders of outstanding shares of LVB common stock entitled to vote on the action representing not less than 80% of the outstanding shares of LVB common stock.

Amendment to Certificate of Incorporation

The Zimmer certificate of incorporation provides that Zimmer reserves the right to amend, alter, change or repeal any provision contained in the Zimmer certificate of incorporation in the manner prescribed by statute. Under Section 242 of the DGCL, an amendment to the Zimmer certificate of incorporation generally requires approval of the majority of the Zimmer board of directors and the holders of a majority of the outstanding shares of Zimmer common stock entitled to vote.

However, in order to alter, amend or adopt any provision inconsistent with or repeal the provisions of the Zimmer certificate of incorporation relating to the Zimmer board of directors, the

The LVB certificate of incorporation provides that LVB reserves the right to amend, alter, change or repeal any provision contained in the LVB certificate of incorporation in the manner prescribed by law. Under Section 242 of the DGCL, an amendment to the LVB certificate of incorporation generally requires approval of the majority of the LVB board of directors and the holders of a majority of the outstanding shares of LVB common stock entitled to vote.

	Zimmer	LVB

Zimmer certificate of incorporation requires the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote generally in the election of directors then outstanding, voting together as a single class.

In addition, the Zimmer stockholders agreement provides that, until such time as LVB Acquisition Holding no longer is entitled to designate any individuals for nomination to the Zimmer board of directors pursuant to the Zimmer stockholders agreement, except as required by applicable law, Zimmer will not take any action to cause the amendment of the Zimmer certificate of incorporation such that any of LVB Acquisition Holding’s rights with respect to designation of director nominee(s) pursuant to the Zimmer stockholders agreement would not be given full effect, except that Zimmer will not be prohibited from increasing or decreasing the size of the Zimmer board of directors to the extent such decrease does not affect LVB Acquisition Holding’s rights to designate individual(s) for nomination to the Zimmer board of directors.

Amendment of By-Laws

Under Section 109 of the DGCL, the power to adopt, amend or repeal by-laws is in the stockholders entitled to vote. In addition, Section 109 of the DGCL provides that a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors (but may not divest the stockholders of that power).

The Zimmer certificate of incorporation and the Zimmer by-laws provide that the Zimmer by-laws may be altered or repealed and new by-laws may be adopted (i) at any annual or special meeting of stockholders, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote generally in the election of directors then outstanding,

Under Section 109 of the DGCL, the power to adopt, amend or repeal by-laws is in the stockholders entitled to vote. In addition, Section 109 of the DGCL provides that a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors (but may not divest the stockholders of that power).

The LVB certificate of incorporation provides that the LVB board of directors has powers without the assent or vote of LVB stockholders to make, alter, amend, change, add to or repeal the LVB by-laws. The LVB by-laws provide that the LVB by-laws may be rescinded, changed or amended, and provisions of the LVB by-laws may be waived, by the affirmative vote of a

	Zimmer	LVB

	voting together as a single class, or (ii) by the affirmative vote of a majority of the total number of directors which Zimmer would have if there were no vacancies or unfilled newly-created directorships.	majority of the entire number of directors of LVB at the time, except as otherwise required by the LVB certificate of incorporation or the DGCL.

However, the Zimmer stockholders agreement provides that, until such time as LVB Acquisition Holding no longer is entitled to designate any individuals for nomination to the Zimmer board of directors pursuant to the Zimmer stockholders agreement, except as required by applicable law, Zimmer will not take any action to cause the amendment of the Zimmer by-laws such that any of LVB Acquisition Holding’s rights with respect to designation of director nominee(s) pursuant to the Zimmer stockholders agreement would not be given full effect, except that Zimmer will not be prohibited from increasing or decreasing the size of the Zimmer board of directors to the extent such decrease does not affect LVB Acquisition Holding’s rights to designate individual(s) for nomination to the Zimmer board of directors.

Quorum for Stockholder Meetings	The Zimmer by-laws provide that, except as otherwise required by law or by the Zimmer certificate of incorporation, the holders of a majority of the voting power of all outstanding shares of Zimmer entitled to vote generally in the election of directors, represented in person or by proxy, will constitute a quorum at a meeting of Zimmer stockholders, except that when specified business is to be voted on by a class or series of stock of Zimmer voting as a class, the holders of a majority of the voting power of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.	The LVB by-laws provide that, unless the LVB certificate of incorporation or the DGCL provides otherwise, at all meetings of LVB stockholders a majority of the votes entitled to be cast on a matter, represented in person or by proxy, will constitute a quorum for action on such matter.

	Zimmer	LVB
Voting Rights	The Zimmer certificate of incorporation provides that holders of Zimmer common stock are entitled to one vote for each share of Zimmer common stock upon all proposals presented to Zimmer stockholders on which the holders of Zimmer common stock are entitled to vote.	The LVB by-laws provide that, except as otherwise provided by the DGCL or the LVB certificate of incorporation, each share of any class of capital stock of LVB is entitled to one vote on each matter voted on at any annual or special meeting of LVB stockholders.

Special Meeting of Stockholders	The Zimmer certificate of incorporation and the Zimmer by-laws provide that, except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over Zimmer common stock as to dividends or upon liquidation, dissolution or winding up, special meetings of Zimmer stockholders may be called only by the Zimmer board of directors pursuant to a resolution approved by a majority of the total number of directors which Zimmer would have if there were no vacancies or unfilled newly-created directorships. Additionally, the Zimmer certificate of incorporation provides that a special meeting of Zimmer stockholders may be called by the Chairman of the Zimmer board of directors and that any power of Zimmer stockholders to call a special meeting is specifically denied.	The LVB by-laws provide that a special meeting of LVB stockholders may be called at any time by the LVB board of directors, and must be called by the LVB board of directors if an officer of LVB receives a written demand for a special meeting, describing in reasonable detail the purpose(s) for which it is to be held, from LVB stockholders representing at least 25% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting of LVB stockholders.

Notice of Stockholder Meetings	The Zimmer by-laws require that written notice of each annual meeting or special meeting of Zimmer stockholders, stating the place, date and hour of the meeting and the purpose for which the meeting was called, be given to each Zimmer stockholder of record entitled to vote at such meeting. Such notice must be delivered not less than ten nor more than 60 days before the date of the meeting. Only the business stated in such notice may be acted upon at the special meeting. Meetings may be held without notice if all Zimmer stockholders entitled to notice are present at the meeting (except when Zimmer stockholders entitled to notice attend the meeting for the express purpose of objecting because the	The LVB by-laws require that written notice of each annual meeting or special meeting of LVB stockholders, stating the date, time and place of the meeting (and, in the case of a special meeting, the purpose(s) for which such meeting is called), be given to each LVB stockholder of record entitled to notice of or to vote at such meeting not less than ten nor more than 60 days before the date of the meeting. In the event of a special meeting of LVB stockholders required to be called as the result of a demand made by LVB stockholders, such notice shall be given no later than the 60th day after LVB’s receipt of such demand.

	Zimmer	LVB
meeting is not lawfully called or convened) or notice is waived by those not present in accordance with applicable law.

Delivery and Notice Requirements of Stockholder Nominations and Proposals

The Zimmer by-laws provide that, to be properly brought before an annual meeting, nominations or business must be either:

•   specified in the notice of annual meeting or any supplement to the notice; or

•   otherwise properly brought before the meeting by a Zimmer stockholder who was a stockholder of record at the time such stockholder gave notice of nominations or business, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in the Zimmer by-laws.

To be timely, a Zimmer stockholder’s notice of business to be conducted at an annual meeting must be delivered to the Secretary of Zimmer at the principal executive offices of Zimmer:

•   not later than 90 nor earlier than 120 days before the first anniversary of the previous year’s annual meeting; or

•   if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, not earlier than 120 days and not later than 90 days before the annual meeting or ten days after the first public announcement by Zimmer of the date of the meeting.

Notwithstanding the above, in the event that the number of directors to be elected at an annual meeting is increased and there is no public announcement by Zimmer naming all of the director nominees or specifying the size of the increased Zimmer board of directors at least 100 days prior to

Neither the LVB certificate of incorporation nor the LVB by-laws contains specific provisions regarding advance notice procedures with respect to stockholder proposals and stockholder nominations of candidates for election as directors.

Zimmer	LVB

the first anniversary of the previous year’s annual meeting, a Zimmer stockholder’s notice with respect to nominees for the additional directorships will be considered timely if delivered to the Secretary of Zimmer at the principal executive offices of Zimmer no later than ten days after Zimmer first makes such public announcement.

A Zimmer stockholder’s notice must contain certain information about the Zimmer stockholder and the nominee or the proposed business, including any material interest of the Zimmer stockholder in such proposed business.

Zimmer may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of the nominee to serve as a Zimmer director.

The Zimmer by-laws further provide that nominations of persons for election to the Zimmer board of directors may be made at a special meeting of stockholders at which directors are to be elected:

•   pursuant to Zimmer’s notice of meeting; or

•   if the Zimmer board of directors has determined that directors will be elected at the meeting, by any Zimmer stockholder who is a stockholder of record at the time notice of the stockholder nomination is given, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Zimmer by-laws.

The chairman of the meeting has the power and duty to determine and declare whether a nomination or proposal of business was properly made in accordance with the procedures summarized above. If the Zimmer stockholder does not appear at

	Zimmer	LVB

the annual or special meeting of Zimmer stockholders to present the nomination or proposal, such nomination will be disregarded or such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by Zimmer.

Proxy	The Zimmer by-laws provide that any Zimmer stockholder may vote by proxy in accordance with the DGCL or by such person’s duly authorized attorney in fact.	The LVB by-laws provide that any LVB stockholder may vote by proxy in accordance with the DGCL by signing an appointment form, either personally or by such person’s attorney in fact.

Preemptive Rights	The Zimmer certificate of incorporation provides that shares of Zimmer common stock are not subject to preemptive rights.

The LVB certificate of incorporation and the LVB by-laws are silent on preemptive rights and, accordingly, LVB stockholders generally do not have preemptive rights.

However, the management stockholders’ agreement entered into by LVB, LVB Acquisition Holding and certain affiliates of the sponsors with certain of LVB’s senior executives on September 13, 2007 provides that, in the event any sponsor or any of its affiliates purchases shares of LVB common stock or securities convertible into or exchangeable for shares of LVB common stock, the senior executives that are party to such management stockholders’ agreement will have the right to purchase a pro rata amount of such shares of LVB common stock or other securities or equity, as the case may be, except for any shares of LVB common stock or other securities or equity that are to be issued by LVB or any subsidiary of LVB by reason of a dividend, split, split-up or other distribution on shares of LVB common stock or equity of such subsidiary.

Dividends

The Zimmer certificate of incorporation provides that, subject to the rights of any class or series of stock having a preference over Zimmer common stock as to dividends, holders of Zimmer common stock will be entitled to receive dividends as may be declared by the Zimmer board of directors.

The LVB certificate of incorporation provides that the LVB board of directors has powers without the assent or vote of LVB stockholders to fix the times for the declaration and payment of dividends.

	Zimmer	LVB

Under Section 170 of the DGCL, the Zimmer board of directors may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either:

•   out of Zimmer’s surplus, as defined in and computed in accordance with Sections 154 and 244 of the DGCL; or

•   in case there is no such surplus, out of Zimmer’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Under Section 170 of the DGCL, the LVB board of directors may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either:

•   out of LVB’s surplus, as defined in and computed in accordance with Sections 154 and 244 of the DGCL; or

•   in case there is no such surplus, out of LVB’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Limitation of Personal Liability of Directors	The Zimmer certificate of incorporation eliminates a Zimmer director’s personal liability to Zimmer or Zimmer stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL, for liabilities (i) for any breach of the director’s duty of loyalty to Zimmer or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.	The LVB certificate of incorporation eliminates an LVB director’s personal liability to LVB or LVB stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities (i) for any breach of the director’s duty of loyalty to LVB or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Officers and Directors / Insurance	The Zimmer certificate of incorporation provides that Zimmer will indemnify to the full extent authorized by the DGCL any person made a party to or involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Zimmer or such director or officer was acting at the request of Zimmer. No amendment or repeal of the above provision will affect any rights to indemnification with respect to acts or omissions occurring prior to the amendment or repeal. However, Zimmer will not be required to indemnify such a person in connection with an action, suit or proceeding initiated by such person

The LVB certificate of incorporation provides that LVB will indemnify to the full extent permitted by Section 145 of the DGCL all persons whom it may indemnify pursuant to Section 145 of the DGCL.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was

Zimmer	LVB

unless the initiation of such action, suit or proceeding was authorized by the Zimmer board of directors.

The Zimmer certificate of incorporation provides that Zimmer may maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of Zimmer, or is or was serving at the request of Zimmer as a director, officer, employee or agent of another corporation or enterprise, against any such expense, liability or loss, whether or not Zimmer would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Pursuant to the Zimmer stockholders agreement, Zimmer is obligated to indemnify and advance expenses to each director nominated by LVB Acquisition Holding. Such obligation to indemnify and advance expenses to such director and/or any recovery by such director under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Zimmer or any of its subsidiaries will be the primary source of indemnification, advancement and/or recovery, as applicable, with respect to such director in his or her capacity as such. Any indemnity or advancement obligation on the part of any of the sponsor funds and their respective affiliates or any recovery under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by LVB Acquisition Holding, any of its affiliates or any of their respective affiliated investment funds and other affiliates will be secondary to Zimmer’s obligation and will be reduced by any amount that such director may collect as indemnification or advancement from Zimmer and any amount such director may collect under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Zimmer or serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. Section 145 of the DGCL provides that the indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Section 145 of the DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity arising out of such person’s status as such, whether or not the corporation would otherwise have the power to indemnify such person against liability under Section 145 of the DGCL.

	Zimmer	LVB

any of its subsidiaries. In the event that any of the sponsor funds and their respective affiliates makes any payment to such director in respect of indemnification or advancement of expenses under any indemnification agreement on account of any amounts Zimmer fails to indemnify or advance to such director, such sponsor fund or affiliate will be subrogated to the rights of such director under the Zimmer stockholders agreement in respect of such amounts.

Advancement of Expenses	The Zimmer certificate of incorporation provides that expenses incurred by a person who is or was a director or officer of Zimmer in defending a threatened or pending action, suit or proceeding in which such person is or may become involved, by reason of the fact that such person is or was a director or officer of Zimmer or is or was serving at the request of Zimmer, will be paid by Zimmer in advance of the final disposition of such action, suit or proceeding. However, if and to the extent the DGCL requires, the payment of such expenses in advance of the final disposition will be made only upon delivery to Zimmer of an undertaking to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the Zimmer certificate of incorporation or otherwise.	Section 145 of the DGCL provides that (i) expenses (including attorneys’ fees) incurred by an officer or director of a Delaware corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL and (ii) such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation, or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation or enterprise, may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

	Zimmer	LVB

Exclusive Forum

The Zimmer by-laws provide that, unless Zimmer consents to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located in the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following:

•   any derivative action or proceeding brought on behalf of Zimmer;

The LVB by-laws provide that, unless LVB consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any state or federal court located in the State of Delaware that has jurisdiction) will be the sole and exclusive forum for the following:

•   any derivative action or proceeding brought on behalf of LVB;

•   any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Zimmer to Zimmer or its stockholders;

•   any action asserting a claim against Zimmer or any director or officer or other employee of Zimmer arising pursuant to any provision of the DGCL, the Zimmer certificate of incorporation or the Zimmer by-laws; or

•   any action asserting a claim against Zimmer or any director or officer or other employee of Zimmer governed by the internal affairs doctrine.

•   any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of LVB to LVB or its stockholders;

•   any action asserting a claim arising pursuant to or relating to any provision of the DGCL, the LVB certificate of incorporation or the LVB by-laws; or

•   any action asserting a claim governed by the internal affairs doctrine.

Appraisal Rights	Since Zimmer common stock is listed on the NYSE and is currently held by more than 2,000 stockholders, holders of Zimmer common stock generally will not have appraisal or dissenters’ rights under Section 262 of the DGCL.

Since LVB common stock is not listed on a national securities exchange and is currently held by fewer than 2,000 stockholders, holders of LVB common stock may, in certain situations, have appraisal or dissenters’ rights under Section 262 of the DGCL in connection with a merger or a consolidation.

LVB stockholders are entitled to appraisal rights under Section 262 of the DGCL in connection with the merger.

	Zimmer	LVB

Certain Business Combination Restrictions

Section 203 of the DGCL protects publicly traded Delaware corporations, such as Zimmer, from hostile takeovers and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither the Zimmer certificate of incorporation nor the Zimmer by-laws contains the election not to be governed by Section 203 of the DGCL. Therefore, Zimmer is governed by Section 203 of the DGCL.

The LVB certificate of incorporation provides that Section 203 of the DGCL will not apply to LVB.
Section 203 of the DGCL does not apply to the transactions contemplated by the merger agreement.

Transactions with Related Parties	Section 144 of the DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically	Section 144 of the DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically

	Zimmer	LVB

	approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders.	approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders.

Corporate Opportunity	N/A	The LVB certificate of incorporation provides that, to the fullest extent permitted by Section 122(17) of the DGCL, LVB renounces any interest or expectancy in the business opportunities presented to any of the sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than LVB and its subsidiaries) and that no such person will be liable to LVB or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity (or information regarding such business opportunity) to LVB or its subsidiaries, unless, in the case of any such person who is a director or officer of LVB, such business opportunity is expressly offered to such director or officer of LVB in writing solely in his or her capacity as a director or officer of LVB.

Rights Agreement	Zimmer does not have a rights agreement.	LVB does not have a rights agreement.

Reorganization	N/A	The LVB certificate of incorporation provides that whenever a compromise or arrangement is proposed between LVB and its creditors or any class of creditors and/or between LVB and LVB stockholders or any class of LVB stockholders, any court of equitable jurisdiction within the State of Delaware may (on the application in a summary way of LVB or any creditor or stockholder of LVB or on the application of trustees in dissolution or any receiver(s) appointed for LVB

Zimmer	LVB

under Sections 291 or 279 of the DGCL) order a meeting of the creditors or class of creditors and/or of LVB stockholders or class of LVB stockholders, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors and/or of LVB stockholders or class of LVB stockholders, as the case may be, agree to any compromise or arrangement and to any reorganization of LVB as a consequence of such compromise or arrangement, such compromise or arrangement and such reorganization shall, if sanctioned by the court to which such application has been made, be binding on all the creditors or class of creditors and/or on all LVB stockholders or class of LVB stockholders, as the case may be, and also on LVB.

INFORMATION ABOUT LVB

Business

Overview

The Biomet Group is one of the largest orthopedic medical device companies in the world, with operations in more than 50 locations and distribution in more than 90 countries. The Biomet Group designs, manufactures and markets surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. The Biomet Group’s product offerings include:

•	Reconstructive Products—Hips and Knees

•	Sports, Extremities and Trauma (S.E.T.) Products

•	Spine, Bone Healing and Microfixation Products

•	Dental Reconstructive Products

•	Cement, Biologics and Other Products

Since its founding in 1977, the Biomet Group has grown to nearly 9,000 employees and generated more than $3.0 billion of net sales in its most recent fiscal year. The Biomet Group believes its success is largely attributable to its dedication to excellence in product engineering and innovation, and its responsiveness to its customers through service and support. In recent years, the Biomet Group has built on its core competencies in hip and knee reconstructive products by expanding its business into higher-growth categories, such as sports medicine, extremities and trauma, and in its higher-growth international markets.

Agreement and Plan of Merger

On April 24, 2014, LVB and Zimmer entered into the merger agreement, which provides for a merger in which LVB will become an indirect wholly owned subsidiary of Zimmer.

The Biomet Group’s Product Categories

The Biomet Group offers one of the most comprehensive portfolios of products, as well as the associated instrumentation, in the orthopedic and dental markets, as described below:

Reconstructive Products—Hips and Knees. Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components. The Biomet Group’s fiscal 2014 net sales were $649.2 million (20.1% of total net sales) for hip products and $995.7 million (30.9% of total net sales) for knee products.

Sports, Extremities and Trauma (S.E.T.) Products. In sports medicine, the Biomet Group primarily manufactures and markets a line of procedure-specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. Extremity systems comprise a variety of joint replacement systems, primarily for the shoulder, elbow and wrist. Trauma hardware includes internal and external fixation products used by orthopedic surgeons to set and stabilize fractures, primarily for upper and lower extremities. The Biomet Group’s fiscal 2014 net sales for S.E.T. products were $647.5 million (20.1% of total net sales).

Spine, Bone Healing and Microfixation Products. The Biomet Group’s spinal products include traditional, minimally-invasive and lateral access spinal fusion and fixation systems, implantable electrical stimulation products for spinal applications and osteobiologics, including allograft services. The Biomet Group’s bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. The Biomet Group’s microfixation products primarily include neuro, craniomaxillofacial, or CMF, and cardiothoracic products for fixation and reconstructive procedures. The Biomet Group’s fiscal 2014 net sales for spine, bone healing and microfixation products were $446.7 million (13.9% of total net sales).

Dental Reconstructive Products. The Biomet Group’s dental reconstructive products are designed to enhance oral rehabilitation through the replacement of teeth and the repair of hard and soft tissues. These products include dental reconstructive products and related instrumentation, bone substitute materials, regenerative products and materials, CAD/CAM copings and implant bridges. The Biomet Group’s fiscal 2014 net sales for dental reconstructive products were $259.1 million (8.0% of total net sales).

Cement, Biologics and Other Products. The Biomet Group manufactures and distributes numerous other products, including bone cement and accessories, autologous blood therapy products and services, operating room supplies, general surgical instruments, wound care products and other surgical products. The Biomet Group’s fiscal 2014 net sales for cement, biologics and other products were $225.2 million (7.0% of total net sales).

Consistent with the Biomet Group’s heritage of engineering excellence and innovation, the Biomet Group’s product portfolio incorporates a number of advanced, highly-differentiated technologies that are applicable across multiple product categories, allowing the Biomet Group to magnify their market impact and leverage its research and development investments. These cross-platform technologies include specialized materials designed to improve the longevity of implants, proprietary surfaces and coatings to allow for biologic fixation, and patient-specific implants and positioning guides designed using CT or MRI imaging data.

Complete references, product information and product reference material, including indications, contraindications, risks and warnings can be obtained from the Biomet Group on request.

Reconstructive Products—Hips and Knees

Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the affected area of the joint and the implantation of one or more manufactured components, and may involve the use of bone cement. The Biomet Group’s primary orthopedic reconstructive joints are hips and knees. The Biomet Group also produces the associated instruments required by orthopedic surgeons to implant its reconstructive products.

Category	Net Sales for the year ended May 31, 2014 (% of total)
Hip reconstructive products	$649.2 million (20.1%)

Key Products	Description
Taperloc® Complete Hip System	The Biomet Group’s flagship primary hip replacement product, which has demonstrated 99% survivorship over a 22-26 year post-operative period.*

G7TM Acetabular System	The Biomet Group’s multi-bearing acetabular cup system for use in hip replacement surgery, featuring next-generation instrumentation designed to increase operating room efficiency

Arcos® Modular Femoral Revision System	Comprehensive, modular system designed for difficult and bone-deficient cases

*	According to McLaughlin JR, Lee KR, Orthopedics, 2010 Sep 7; 33(9): 639. The lead author, Dr. J.R. McLaughlin, was a paid Biomet consultant during the preparation and publication of the study, as disclosed in the published paper.

Hip reconstructive products. A total hip replacement involves the replacement of the head and neck of the femur and the diseased and damaged bone of the acetabulum, and may occur as an initial joint replacement procedure or as a revision procedure, which may be required to replace, repair or enhance the initial implant. The Biomet Group offers a broad array of femoral and acetabular systems, each in a variety of sizes and configurations, designed to address varying patient conditions and surgeon preferences.

The Biomet Group’s flagship hip stem is the Taperloc® Complete Hip System. The Taperloc® Complete Hip System modernizes the Taperloc® Hip System, a proven technology which has demonstrated 99%

survivorship over a 22-26 year post-operative period, as noted in the above cited article. The Taperloc® Complete Hip System offers a series of implant and instrument options, and is compatible with minimally-invasive anterior surgical techniques.

The Biomet Group’s newest hip replacement product is the G7™ Acetabular System, which the Biomet Group introduced globally in late 2013. Among other innovations, the G7™ Acetabular System features unique color coding and instrumentation delivery to simplify the procedure in the operating room. The system allows surgeons to choose from a variety of articular bearing components, including the Biomet Group’s ArComXL®, or E1® polyethylene, or the Biomet Group’s ceramic bearing. Additionally, the G7™ acetabular system can be used in conjunction with the Biomet Group’s Signature™ patient-specific guides for acetabular positioning and alignment, arguably the most critical clinical issues in hip replacement.

The Biomet Group also offers the Arcos® Modular Femoral Revision System, a comprehensive system to meet the demands of complex revision surgery. It features numerous interchangeable and modular components.

Category	Net Sales for the year ended May 31, 2014 (% of total)
Knee reconstructive products	$955.7 million (30.9%)

Key Products	Description
Vanguard® Complete Knee System	The Biomet Group’s flagship brand for total knee replacement and revisions, offering advanced sizing options and patented interchangeability of femoral and tibial components

Oxford® Partial Knee	The only free-floating, mobile bearing partial knee system approved by the FDA in the United States

Vanguard® SSK 360 Revision System	The Biomet Group’s best-selling knee revision implant

Vanguard XP™ Knee System	A new knee replacement system that retains all of the patient’s healthy native ligaments, including the ACL. The Biomet Group plans to launch Vanguard XP™ in the second half of calendar year 2014.

Knee reconstructive products. The Biomet Group’s knee products are designed to replace portions of the knee that have deteriorated from disease or injury. The Biomet Group offers several total and partial knee replacement products. A total knee replacement typically includes a femoral component, a patellar component, a tibial component and an articulating surface. Total knee replacement may occur as an initial joint replacement procedure, or as a revision procedure, which may be required to replace, repair or enhance the initial implant. Partial knee replacement is an option when only a portion of the knee requires replacement.

The Vanguard® Complete Knee System is the Biomet Group’s flagship brand for primary and revision total knee replacement. The Vanguard® Complete Knee System demonstrates strong clinical results, accommodates a high degree of flexion and offers advanced sizing options and patented interchangeability of femoral and tibial components. Several instrumentation platforms support the Vanguard® Complete Knee System, including instruments for minimally invasive procedures, enabling it to accommodate a variety of patient needs and surgeon preferences. The Vanguard® Complete Knee System serves as the platform for current and future product innovations, including the Vanguard® SSK 360 Revision System, which was introduced in fiscal 2012. The Vanguard® SSK 360 Revision System is the Biomet Group’s best-selling knee revision implant by revenue and has helped the Biomet Group achieve the second largest market share position for knee revision implants in the United States.

The Oxford® Partial Knee leads the market in the United States, and the Biomet Group believes, in the world, in partial knee implant units sold. It is the only free-floating, mobile bearing partial knee system approved by the FDA in the United States, and is designed to provide more natural motion than total knee replacement systems. The Biomet Group believes its high rate of adoption by surgeons reflects its strong, long-term clinical results, continued product upgrades and a successful direct-to-consumer advertising campaign highlighting its unique lifetime knee implant warranty in the United States.

The Biomet Group plans to launch the Vanguard XP™ Knee System in the second half of calendar year 2014. The Vanguard XP™ is FDA 510(k) cleared and in early clinical use in the United States and across Europe. Once launched, the Biomet Group expects that the Vanguard XP™ will be the only widely-available total knee replacement system in the world that retains all of the patient’s healthy native ligaments, including the ACL and PCL, and offers intra-operative flexibility depending on the patient’s soft tissue status. The Biomet Group believes that, by retaining the ACL, the Vanguard XP™ has the potential to improve patient satisfaction following total knee replacement, which has been reported as low as 70%-86%. A recent independent study reported that patients receiving the Oxford® Partial Knee, which retains the ACL, are 2.7 times more likely to be satisfied than total knee replacement patients in their ability to perform activities of daily living, and 1.8 times more likely to report that their new knee feels normal (according to a study by researchers at Washington University in St. Louis, Missouri, presented by Michael Berend, MD, Current Concepts in Joint Replacement, May 20, 2013. Determined based on adjusted odds ratio calculation. The study was partially funded by the Biomet Group). The goal of the Vanguard XP™ is to offer a total knee product that delivers the patient satisfaction levels achieved with the Oxford® Partial Knee.

Sports Medicine, Extremities and Trauma (S.E.T.) Products

Category	Net Sales for the year ended May 31, 2014 (% of total)
S.E.T. Products	$647.5 million (20.1%)

Key Products	Description
Sports Medicine

JuggerKnot™ Soft Anchor	Fixation device used in soft tissue repairs, with a smaller anchor to minimize bone removal

JuggerKnotless™ Soft Anchor	Fixation device used for labral repairs, which was recently launched

Extremities

Comprehensive® Shoulder System including the Primary, Reverse and Fracture	Shoulder system designed to allow intra-operative flexibility and streamlined instrumentation

Comprehensive® SRS	Fully modular, shoulder system designed to address complex revision and oncology cases

Comprehensive® Nano*	Stemless shoulder that integrates seamlessly into the Comprehensive system while also providing a less-invasive total shoulder option

Trauma

DVR® CrossLock Distal Radius Plating System/ePAK	The Biomet Group’s flagship product line for treating certain wrist fractures

AFFIXUS® Hip Fracture Nail	Nail system designed to treat hip fractures

A.L.P.S.™ Plating System	Anatomic locked plating system designed to treat a host of trauma and reconstructive fractures of the upper and lower extremities

*	Only available outside the United States. This device is the subject of a FDA Investigational Device Exemption premarket clinical study.

The Biomet Group’s S.E.T. product category includes sports medicine, extremities and trauma products.

Sports Medicine. In sports medicine, the Biomet Group primarily manufactures and markets a line of procedure specific products for the repair of soft tissue injuries, most commonly used in the knee and shoulder. The Biomet Group’s sports medicine offerings include the market-leading JuggerKnot™ Soft Anchor family and its line extension, the JuggerKnotless™ Soft Anchor. The JuggerKnot™ Soft Anchor is used for soft tissue repairs and offers a competitive advantage because its smaller anchor minimizes bone removal. In addition, the Biomet Group recently launched the JuggerKnotless™ device for labral repair. The JuggerKnotless™ device eliminates the need for surgeons to tie knots during soft tissue repair, which allows surgeons to control tension for their fixation, and includes the all-suture benefits of the JuggerKnot™ family.

Extremities. Extremity systems comprise a variety of shoulder joint replacement systems, elbow replacement systems, and products for the wrist. During the second quarter of fiscal year 2014, the Biomet Group recorded its 26th consecutive quarter of double digit growth in its extremities business. The Biomet Group’s flagship shoulder product, the Comprehensive® Shoulder System, capitalizes on the Biomet Group’s platform approach to shoulder surgery and allows intra-operative flexibility and streamlined instrumentation. In particular, the system permits the choice of several different stems, many of which can be used without bone cement. The Comprehensive® Shoulder System can be used in conjunction with the Biomet Group’s Signature™ patient-specific guides that are designed to assist with glenoid component positioning. In 2013, demand for the Comprehensive® Shoulder System allowed the Biomet Group to achieve the leadership position in the United States in both the anatomic shoulder and reverse shoulder markets.

Trauma. The Biomet Group develops, manufactures and distributes a comprehensive line of products in the internal and external fixation market used by orthopedic surgeons to set and stabilize fractures, primarily upper and lower extremities. Products include those acquired as part of the 2012 Trauma Acquisition (as defined below under “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 167 of this consent solicitation statement/prospectus). The Biomet Group leads the U.S. market in volar locked plating for treating fractures of the distal radius (wrist). The DVR® System is the Biomet Group’s flagship product line for treating certain wrist fractures. The DVR® CrossLock Wrist Fracture Fixation System, launched in late 2013, is the newest addition to the DVR® family of products and is offered in the Biomet Group’s standard delivery system and the ePAK® single-use system. The ePAK® system is designed to reduce costs because its pre-sterilized, single-use disposable kit, which includes the implant and necessary instruments, allows for rapid set-up and minimal operating room turnover time between surgical cases.

Spine, Bone Healing and Microfixation Products

Category	Net Sales for the year ended May 31, 2014 (% of total)
Spine, Bone Healing and Microfixation	$446.7 million (13.9%)

Key Products	Description

Spine

Lineum® OCT Spine System and Polaris Spinal System incorporating the Translation™ Screw technology	Proprietary screw system that combines 3mm of medial/lateral screw translation with a broad range of options for optimal screw placement

Cellentra™ VCBM (Viable Cell Bone Matrix)	Innovative bone graft that includes all of the three elements required for bone remodeling

Timberline® Lateral Fusion System and Timberline® MPF Modular Plate Fixation System	A complete lateral solution with an innovative, radiolucent retractor and modular lateral-plating system

Alpine XC™ Adjustable Fusion System	Designed to help optimize surgical results when using spinous process fixation
Bone Healing

The Biomet® SpinalPak® and OrthoPak® Non-Invasive Bone Growth Stimulator System	Small and lightweight non-invasive bone growth stimulators

The Biomet® EBI® Bone Healing System	Non-invasive bone growth stimulation device supported by more than 30 years of clinical evidence

Microfixation

TraumaOne™ Plating System	Comprehensive trauma and reconstruction system designed to treat fractures of the mandible and mid-face

SternaLock® Blu Primary Closure System	Rigid fixation system designed to restore bones of the chest following heart surgery

HTR-PEKK Patient-Matched Cranial Implant	Customized solution for severe cranial defects

Spine. As a result of the 2013 Spine Acquisition (as defined below under “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 167 of this consent solicitation statement/prospectus), the Biomet Group has expanded its portfolio to include minimally-invasive and lateral-approach systems, which complement the Biomet Group’s existing collection of fusion and deformity correction products. The Biomet Group’s spinal products include cervical and thoracolumbar hardware systems, implantable electrical stimulation devices to allow for bone healing, and osteobiologics (including allograft services), and are used primarily for spinal fusions and spine-related procedures.

The Biomet Group’s flagship product, the Polaris™ Spinal System, incorporates a number of cutting-edge innovations designed to provide surgeons with expanded treatment options and greater precision. These innovations include a screw technology that eases rod introduction and encourages optimal screw placement, instrumentation that permits direct vertebral body rotation and correction and a variety of screw, hook and rod options.

Additionally, the Biomet Group offers the MaxAn® Anterior Cervical Plating System, which incorporates technology developed by Gary K. Michelson, M.D., that is designed to allow for maximum angulation of the screws. The MaxAn® System has a unique design that permits surgeons to use a shorter plate during certain procedures, improving the precision of plate placement to better avoid impingement on an adjacent disc.

Bone Healing. The Biomet Group’s bone healing products include non-invasive electrical stimulation devices designed to stimulate bone growth in the posterior lumbar spine and appendicular skeleton. The SpinalPak® Non-Invasive Spine Fusion Stimulator System is indicated as an adjunct electrical treatment to primary lumbar spinal fusion surgery for one or two levels. The Biomet® OrthoPak® Non-Invasive Bone Growth Stimulator System is a device designed to allow patients to remain active while undergoing treatment. The Biomet® EBI® Bone Healing System is a non-invasive bone growth stimulation device that is supported by more than 30 years of clinical evidence.

Microfixation. The Biomet Group offers products for use in neurological, craniomaxillofacial and thoracic procedures. The Biomet Group’s face and skull reconstruction products, led by the TraumaOne™ Plating System, are used for a range of surgical procedures by oral, neuro, plastic and ear, nose and throat, or E.N.T., surgeons. The TraumaOne™ System is a comprehensive trauma and reconstruction system designed to treat fractures of the mandible and mid-face. The iQ® Rapid Screw Delivery System is an intelligent cordless drill/driver featuring an on-board computer chip and software, allowing for rapid, precise screw placement in cranial procedures. The HTR-PEKK Patient-Matched Implant provides a customized solution for severe cranial defects. The thoracic product portfolio consists of products that fixate and stabilize the bones of the chest in order to facilitate healing or reconstruction after open heart surgery, trauma or for deformities of the chest.

Dental Reconstructive Products

Category	Net Sales for the year ended May 31, 2014 (% of total)
Dental reconstructive products	$259.1 million (8.0%)

Key Products	Description
OSSEOTITE® Product Line	The Biomet Group’s leading dental implant system, designed to improve bone integration

3i T3® Implants	The Biomet Group’s newest dental implant, designed to preserve tissue and deliver on patient expectations of sustainable aesthetics

Certain® Implants	Implant line with an internal connection system that allows for greater ease of use by clinicians

BellaTek® Encode® Impression System	Designed to help create a highly aesthetic definitive abutment

Endobon® Xenograft Granules	Bovine-derived granules designed for bone augmentation in the mouth

The Biomet Group’s dental reconstructive products include dental implants, abutments, bone substitute and regenerative products and materials and digital patient-specific products.

Dental implants are small titanium screws that are surgically inserted into the jaw to replace a root and provide an anchor for an artificial tooth. The Biomet Group’s leading dental implant system is the OSSEOTITE® product line. The OSSEOTITE® product line contains a micro-roughened surface technology that allows for early/immediate loading and improves bone integration to the implant as compared to machine-surfaced implants.

The Biomet Group’s newest dental implant product is the 3i T3® Implant, which the Biomet Group launched in early 2013. The 3i T3® Implant aims to preserve tissue and deliver on patient expectations of sustainable aesthetics. The product is designed to increase osseointegration through its hybrid surface, augment bone preservation through integrated platform switching and improve seal integrity.

The Biomet Group’s implant portfolio is supported by the Certain® Implant System. The Certain® Implant is an internal connection system that allows for greater ease of use by clinicians because it delivers audible and tactile feedback when restorative abutments and ancillary components are seated.

The BellaTek® Encode® Impression System allows clinicians to create a BellaTek® Abutment by making a conventional or digital impression. Unique codes on the BellaTek® Encode® Healing Abutment relay abutment design and milling information for a highly aesthetic definitive abutment. This technology also eliminates the need for impression materials when used in conjunction with an intraoral scanner.

Cement, Biologics and Other

Category	Net Sales for the year ended May 31, 2014 (% of total)
Cement, Biologics and Other	$225.2 million (7.0%)

Key Products	Description
Cement

Cobalt™, Refobacin®* and Biomet Bone Cements	Cement designed for use in a variety of clinical situations

Optipac® Pre-Packed Cement Mixing System	Closed vacuum mixing and delivery system pre-packed with bone cement

Optivac® Vacuum Mixing System	Cement system that mixes and collects cement under vacuum

StageOne™ Cement Spacer Molds	Designed to create a temporary cement spacer for patients undergoing stage one of a two-stage revision

Biologics

rejuvesol® Solution	Red blood cell (RBC) processing solution for restoring the oxygen carrying capacity of aged, donated RBCs to fresh levels. The Biomet Group introduced rejuvesol® Solution in fiscal year 2014.

NStride™ Solution**	Autologous protein solution used for treatment of knee osteoarthritis

MarrowStim™ PAD System***	Autologous bone marrow concentration system for treating critical limb ischemia

BioCUE™ Platelet Concentration System	Autologous blood and bone marrow concentration system for mixing with allograft and/or autograft bone in orthopedic applications

*	Refobacin is a trademark licensed from Merck KGaA.
**	Not approved for use in the United States.
***	This is the subject of a FDA Investigational Device Exemption premarket clinical study.

Cement. The Biomet Group offers a wide range of acrylic bone cements and cementing systems for primary and revision reconstructive joint procedures. These products are used primarily to fix implant components to bone during reconstruction.

The Cobalt™, Refobacin® and Biomet Bone Cement offerings are designed for use in a variety of clinical situations, which is why the Biomet Group has a broad portfolio of high, medium and low viscosity cements to be used with the Biomet Group’s user-friendly mixing and delivery systems. Cobalt™ is available with or without antibiotics.

The Optivac® Mixing System mixes and collects the cement in a closed vacuum, which is designed to improve bone cement quality and reduce monomer exposure in the operating room. The Optipac® system, leveraging the proven technology of Optivac®, is a system that comes pre-packed with both polymer and monomer, which eliminates several steps in the mixing procedure.

StageOne™ Spacer Molds are single-use molds designed to create a temporary cement spacer for patients undergoing stage one of a two-stage revision. The Biomet Group offers cement spacer mold options for hip, knee and shoulder revision procedures.

Biologics. The Biomet Group is making considerable investments in programs for its Biologics business that have the potential to address significant unmet clinical needs. One leading product is rejuvesol® Red Blood Cell Processing Solution, which restores the oxygen delivery capabilities in aged, donated red blood cells. The Biomet Group introduced rejuvesol® Solution in fiscal 2014 and is currently working with the FDA to expand indications. The Biomet Group also offers the blood and bone marrow aspiration collection and concentration systems for various orthopedic applications globally: GPS®III Platelet Concentration System, Plasmax® Platelet Concentration System, Clotalyst® Autologous Activation Solution, BioCUE™ Platelet Concentration System, and Recover Kit. New therapies are also under clinical evaluation in the areas of early osteoarthritis and peripheral vascular disease management based on the Biomet Group’s core Biologics autologous platform technologies.

Other. The Biomet Group offers a variety of other products, including operating room supplies, general surgical instruments, wound care products and other surgical products.

Cross-Platform Technologies

Consistent with the Biomet Group’s heritage of engineering excellence and innovation, the Biomet Group’s product portfolio incorporates a number of advanced, highly-differentiated technologies that are applicable across multiple product categories, allowing the Biomet Group to magnify their market impact and leverage the Biomet Group’s research and development investments. These cross-platform technologies include specialized materials designed to improve the longevity of implants, proprietary surfaces and coatings to allow for biologic fixation, and patient-specific implants and positioning guides designed using CT or MRI imaging data. The revenues from these technologies are included in net sales in their respective product categories.

The Biomet Group’s PMI® Patient-Matched Implant group creates patient-specific reconstructive products. These products assist orthopedic surgeons and their surgical teams in preoperative planning and utilize a 3-D bone reconstruction imaging system. With this imaging and model-making technology, the PMI® group assists the physician prior to surgery by creating 3-D models and manufacturing patient specific implants. The Biomet Group believes these products and services continue to enhance its reconstructive product sales by strengthening the Biomet Group’s business relationships with its surgeon and hospital customers.

The Biomet Group’s Signature™ Personalized Patient Care System addresses anatomic individuality with an image-based approach to interactive preoperative planning, and creation of patient-specific surgical positioning guides, applicable to hip, knee and shoulder replacement products. The Signature™ System provides a personalized patient solution while reducing instrumentation and implant inventory required for each surgery and improving the efficiency of procedures. The SignatureTM System was developed through a partnership with Materialise NV.

E1® polyethylene is a Vitamin E infused polyethylene that is used to create bearings for the Biomet Group’s hip, knee and shoulder products. Vitamin E, a natural antioxidant, provides strength and oxidative stability. This technology maintains mechanical properties and wear resistance over time.

PPS® Porous Plasma Spray is Biomet’s proprietary porous coating. It is designed to provide for biologic fixation of the Biomet Group’s hip, knee and shoulder replacement products. Introduced in 1983, PPS® has achieved outstanding long-term clinical success, as documented by numerous studies.

OsseoTi™ material is a new porous titanium alloy material, inspired by the structure of human cancellous bone, that is designed to allow biologic fixation. In its FDA cleared indications, OsseoTi™ can address bone deficiencies and can serve as a coating to allow for biologic fixation in reconstructive implant systems. The Biomet Group currently offers OsseoTi™ technology to address bone deficiencies in foot and ankle applications, and is now developing products for other joint reconstructive procedures, including as implant augmentations for the Vanguard® SSK 360 Knee Revision System, and an OsseoTi™ version of the G7™ Acetabular System.

In addition, the Biomet Group is currently developing its One Patient Solutions™ offering. The Biomet Group’s One Patient Solutions™ is an image based system designed to provide a personalized patient solution while reducing the cost, handling, time, and inventory involved in performing a total joint replacement. Planning software is designed to allow the surgeon to create virtual anatomical models and discuss the surgery plan with the patient in real time, determine the proper implant and instrumentation required, and provide the patient with access to personalized online education about the surgery. The Biomet Group’s One Patient Solutions™ delivery model then allows the Biomet Group to deliver only those implants and instrumentation necessary for that surgery, reducing the hospital’s cost and handling, improving operating room flow, and more efficiently utilizing the Biomet Group’s working capital. In the United Kingdom, the Biomet Group is also piloting a new program, Theatre Care Rapide, which combines a sterilization service with the advantages of case-specific, just-in-time delivery of inventory and instruments. This innovative system uses the Biomet Group’s Signature™ Personalized Patient Care System for the planning of each case. The Biomet Group believes that both One Patient Solutions™ and Theatre Care Rapide are unique approaches to the delivery of orthopedic products.

Product Development

The Biomet Group’s new product development efforts, referred to as NPD in this consent solicitation statement/prospectus, are led by global product groups, referred to as Product Group in this consent solicitation/prospectus, for each category of the Biomet Group’s product offerings: reconstructive products—hips and knees; S.E.T products; spine, bone healing and microfixation products; dental reconstructive products; and cement, biologics and other products.

Each Product Group is responsible for all aspects of NPD management, including collection of market inputs, design, development, marketing, launch and post-market release support. Globally organized functions, including manufacturing, supply chain, regulatory, clinical and quality, coordinate with and provide resources to support the Product Groups in planning, designing and executing new product launches. In most Product Groups, the NPD process and commercial launch is managed via a new product introduction process, which has been designed to best support each Product Group and minimize time to market. This process utilizes a stage-gate review approach to managing development programs. As an industry leader, the Biomet Group is constantly evaluating its portfolio relative to evolving customer needs and market opportunity.

The Biomet Group continues to conduct internal research and development efforts to generate new marketable products, technologies and materials. The Biomet Group’s research and applied technology discovery is led primarily by the Biomet Group’s corporate biomaterials group. This group develops technology platforms that can be applied across multiple product categories. Adoption of the relatively complex and advanced technologies developed by the Biomet Group’s biomaterials group across multiple product categories allows the Biomet Group to magnify their market impact and leverage its research and development investments.

In addition to its internal efforts, the Biomet Group intends to selectively pursue strategic acquisitions that provide it with new or complementary technologies. Further, an important component of the Biomet Group’s strategy has been the formation of strategic alliances to enhance the development of new musculoskeletal products.

For fiscal 2014, 2013 and 2012, the Biomet Group invested $169.6 million, $150.3 million and $126.8 million, respectively, on research and development. The Biomet Group believes it is well positioned to take advantage of external acquisition and development opportunities. The Biomet Group expects that its research and development investments will continue to increase. These investments are primarily related to the Biomet Group’s product development and clinical investments in the Biomet Group’s core businesses, as well as targeted emerging technologies.

Patents and Trademarks

The Biomet Group believes that patents and other intellectual property will continue to be of importance in the musculoskeletal industry. Accordingly, the Biomet Group continues to take actions to protect technology developed internally and to acquire intellectual property rights associated with technology developed by third parties. The Biomet Group enforces its intellectual property rights consistent with its strategic business objectives. The Biomet Group does not believe that it has any single patent or license (or series of patents or licenses) which is material to the Biomet Group’s operations, consolidated revenues or earnings. The Biomet Group is not aware of any single patent that, if lost or invalidated, would be material to the Biomet Group’s consolidated revenues or earnings. The Biomet Group currently has more than 2,500 patents worldwide and in excess of 1,200 pending patent applications in jurisdictions around the world.

BIOMET is the Biomet Group’s principal registered trademark throughout the world, and registrations have been obtained or are pending with respect to various other trademarks associated with the Biomet Group’s products. Unless otherwise noted in this consent solicitation statement/prospectus, all trademarks contained herein are owned by Biomet, or one of its subsidiaries.

Government Regulation

Most aspects of the Biomet Group’s business are subject to some degree of government regulation in the countries in which the Biomet Group’s operations are conducted. It has always been the practice of the Biomet Group to comply with the regulatory requirements governing its products and operations and to conduct its affairs in an ethical manner. This practice is reflected in the Biomet Group’s Code of Business Conduct and Ethics, various other compliance policies and through the responsibility of the Audit Committee of the LVB board of directors to review the Biomet Group’s systems of internal control, the Biomet Group’s process for monitoring compliance with laws and regulations and the Biomet Group’s process for monitoring compliance with its Code of Business Conduct and Ethics. For some products, and in some areas of the world such as the United States, Canada, Japan and Europe, government regulation is significant and, in general, there appears to be a trend toward more stringent regulation throughout the world, as well as global harmonization of various regulatory requirements. The Biomet Group devotes significant time, effort and expense to addressing the extensive government and regulatory requirements applicable to its business. Governmental regulatory actions can result in the recall or seizure of products, suspension or revocation of the authority necessary for the production or sale of a product, and other civil and criminal sanctions. The Biomet Group believes that it is no more or less adversely affected by existing government regulations than are its competitors.

U.S. Food and Drug Administration

The Biomet Group’s products are medical devices subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies and comparable authorities in other countries. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, the FDA and comparable authorities in other countries have imposed regulations that govern, among other things, the following activities that the Biomet Group performs and will continue to perform:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling;

•	product storage;

•	premarket clearance or approval;

•	advertising and promotion;

•	product marketing, sales and distribution; and

•	post-market surveillance reporting death or serious injuries and medical device reporting.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device that the Biomet Group commercially distributes in the United States requires either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. Most of the Biomet Group’s current products are Class II devices marketed under FDA 510(k) premarket clearance. However, the Biomet Group also markets class III products that have received approval of a premarket approval application, referred to as a PMA in this consent solicitation statement/prospectus. Both premarket clearance and PMAs are subject to the payment of user fees, paid at the time of submission for FDA review.

510(k) Clearance Pathway

To obtain 510(k) clearance, the Biomet Group must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMAs. The FDA’s 510(k) clearance pathway usually takes from 3 to 12 months, but it can take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require premarket approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), or a premarket approval, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires the Biomet Group to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, the Biomet Group may be required to cease marketing or recall the modified device until the Biomet Group obtains this clearance or approval. Also, in these circumstances, the Biomet Group may be subject to significant regulatory fines or penalties. The Biomet Group has made and plans to continue to make additional product enhancements to products that the Biomet Group believes do not require new 510(k) clearances.

Premarket Approval Pathway

A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. The premarket approval application process is generally more costly and time consuming than the 510(k) process. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction with the safety and effectiveness of the device for its intended use.

After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel. To date, a number of the Biomet Group’s products, such as the Oxford® Partial Knee, have been approved under the PMA process. The Biomet Group also has several product candidates in its development pipeline which will require the approval of a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption, referred to as an IDE in this consent solicitation statement/prospectus, application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of the Biomet Group’s motion preservation designs will require that the Biomet Group obtains an IDE from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. The Biomet Group’s clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of the Biomet Group’s clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of the Biomet Group’s product.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•	Quality System Regulation, referred to as QSR in this consent solicitation statement/prospectus, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of the Biomet Group’s cleared devices;

•	approval of product modifications that affect the safety or effectiveness of one of the Biomet Group’s approved devices;

•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask or, under certain conditions, order device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

The Biomet Group has registered with the FDA as a medical device manufacturer and has obtained all necessary state permits or licenses to operate the Biomet Group’s business. As a manufacturer, the Biomet Group is subject to announced and unannounced inspections by the FDA to determine the Biomet Group’s compliance with QSR and other regulations. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of the Biomet Group’s products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying the Biomet Group’s requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	refusal to grant export approval for the Biomet Group’s products; or

•	criminal prosecution.

Healthcare Fraud, Anti-Corruption, Privacy and Other Regulations

There are also various federal healthcare laws that apply when the Biomet Group submits, or customers submit, claims for items or services that are reimbursed under Medicare, Medicaid or other federally-funded healthcare programs, including among others: (1) the Federal Anti-Kickback Statute, which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a federal healthcare program; (2) the False Claims Act, which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program; and (3) the Stark law, which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider. There are often similar state false claims, anti-kickback and anti-self referral and insurance laws that apply to state-funded Medicaid and other healthcare programs and private third-party payors.

The Biomet Group is subject to various federal and foreign laws that govern the Biomet Group’s international business practices, including with respect to payments to government officials. The U.S. Foreign Corrupt Practices Act, referred to as the FCPA in this consent solicitation statement/prospectus, has been used with some frequency to prosecute companies in the United States. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment and requires companies to maintain records which fairly and accurately reflect transactions and to maintain internal accounting controls. In many countries, hospitals and clinics are government-owned and healthcare professionals employed by such hospitals and clinics, with whom the Biomet Group regularly interacts, may meet the definition of a foreign official for purposes of the FCPA. See below under “Information about LVB—Legal Matters” beginning on page 162 of this consent/solicitation statement/prospectus for a description of the outcome of the FCPA investigation of the Biomet Group by the SEC and the U.S. Department of Justice, referred to as the DOJ in this consent solicitation statement/prospectus. On July 1, 2011, the U.K. Bribery Act 2010 became effective, which prohibits active and passive bribery, including commercial bribery, and bribery of a foreign public official for a business purpose. The U.K Bribery Act also imposes attribution liability on companies that fail to prevent “associated persons” from committing acts of bribery and includes far-reaching jurisdiction for prosecution.

In addition, the Biomet Group is subject to various federal and foreign laws concerning sales to countries or persons subject to economic sanctions or other restrictions, including laws administered by the Office of Foreign Assets Control and the Bureau of Industry and Security of the U.S. Department of Commerce.

The Biomet Group is also subject to various federal, state and foreign laws that protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In April 2003, the U.S. Department of Health and Human Services, referred to as HHS in this consent solicitation statement/prospectus, published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, referred to as HIPAA in this consent solicitation statement/prospectus, and, in April 2005, published security rules for protected health information. The HIPAA privacy and security rules govern the use, disclosure and security of protected health information by “Covered Entities,” which include, among others, healthcare providers that submit electronic claims and health plans. In 2009, Congress passed the HITECH Act, which modified certain provisions of the HIPAA privacy and security rules for Covered Entities and their “Business Associates,” which is anyone that performs a service on behalf of a Covered Entity involving the use or disclosure of protected health information and is not a member of the Covered Entity’s workforce. Among other things, the HITECH Act provided that Business Associates will now be subject to the same security requirements as Covered Entities, and that with regard to both the security and privacy rule, Business Associates will be subject to direct enforcement by HHS, including civil and criminal liability, just as Covered Entities are.

In the past, HIPAA has generally affected the Biomet Group indirectly. The Biomet Group does not generally qualify as a Covered Entity under HIPAA, except for its non-invasive bone growth stimulation business and its health insurance plans. The Biomet Group only operates as a Business Associate to Covered Entities in a limited number of instances. In those cases, the patient data that the Biomet Group receives and analyzes may include protected health information. The Biomet Group is committed to maintaining the security and privacy of patients’ health information and believes that the Biomet Group meets the expectations of the HIPAA rules. Some modifications to the Biomet Group’s systems and policies may be necessary to address requirements for recently enacted state privacy laws, but the Biomet Group believes it has laid the necessary framework for such changes. The Biomet Group believes the ongoing costs and impacts of assuring compliance with the HIPAA privacy and security rules are not material to the Biomet Group’s business.

The Biomet Group believes that it is well positioned to face the changing international regulatory environment. The International Standards Organization, referred to as the ISO in this consent solicitation statement/prospectus, has an internationally recognized set of standards aimed at ensuring the design and manufacture of quality products. A company that has passed ISO audits and obtained ISO certification applicable to its activity sector is internationally recognized as having quality manufacturing processes. The European Union legislation requires that medical devices bear a CE mark. The CE mark is a European Union and European Free Trade Association symbol, which indicates that the product adheres to European Medical Device Directives. Compliance with ISO quality systems standards is one of the requirements for placing the CE mark on the Biomet Group’s products. Each of the Biomet Group’s principal manufacturing facilities has been certified to ISO 13485:2003. The Biomet Group’s products sold in Europe bear the CE mark to the extent required by European law and regulations.

In addition, governmental bodies in the United States and throughout the world have expressed concern about the costs relating to healthcare and, in some cases, have focused attention on the pricing of medical devices. Government regulation regarding pricing of medical devices already exists in some countries and may be expanded in the United States and other countries in the future. The Biomet Group is subject to increasing pricing pressures worldwide as a result of growing regulatory pressures, as well as the expanding predominance of managed care groups and institutional and governmental purchasers. Under Title VI of the Social Security Amendments of 1983, hospitals receive a predetermined amount of Medicare reimbursement for treating a particular patient based upon the patient’s type of illness identified with reference to the patient’s diagnosis under one or more of several hundred diagnosis-related groups. Other factors affecting a specific hospital’s reimbursement rate include the size of the hospital, its teaching status and its geographic location.

While the Biomet Group is unable to predict the extent to which its business may be affected by future regulatory developments, the Biomet Group believes that its substantial experience in dealing with governmental regulatory requirements and restrictions throughout the world, its emphasis on efficient means of distribution and its ongoing development of new and technologically-advanced products should enable the Biomet Group to continue to compete effectively within this increasingly regulated environment.

Sales and Marketing

The Biomet Group has diligently worked to attract and retain qualified, well-trained and motivated sales representatives. The Biomet Group’s products are marketed by more than 3,000 sales representatives throughout the world. The breadth of its product offering and the quality of its sales force create synergies that the Biomet Group believes uniquely position it to continue to efficiently penetrate the musculoskeletal market. In the United States, the Biomet Group’s products are marketed by a combination of independent third-party distributors, independent commissioned sales agents and direct sales representatives, primarily based on the specific product group being represented and the market characteristics of specific geographies. In Europe, the Biomet Group’s products are promoted by sales representatives employed by subsidiaries, independent third-party distributors, and some independent commissioned sales agents, based primarily on the geographic location. In the rest of the world, the Biomet Group maintains direct selling organizations, as well as independent commissioned sales agents and independent third-party distributors in other key markets. In addition, the Biomet Group markets certain products, such as its Oxford® Partial Knee, directly to consumers.

Seasonality

Elective surgery-related products are influenced to some degree by seasonal factors, as the number of elective procedures declines during the summer months, particularly in European countries.

Customers

The Biomet Group’s customers are the hospitals, surgeons, other physicians and healthcare providers who use the Biomet Group’s products in the course of their practices. The Biomet Group’s business is dependent upon the relationships maintained by the Biomet Group’s distributors and salespersons with these customers, as well as the Biomet Group’s ability to design and manufacture products that meet customers’ technical requirements at a competitive price.

Inventory and Trade Accounts Receivable

The Biomet Group has inventory located throughout the world with its customers, its distributors and its direct salespersons for their use in marketing its products and in filling customer orders. As of May 31, 2014, inventory of approximately $413.1 million was located with these distributors, salespersons and customers. The Biomet Group maintains trade accounts receivable balances based on credit terms that are generally consistent with industry and local market practices.

Distribution

The Biomet Group operates distribution facilities domestically in Warsaw, Indiana; Palm Beach Gardens, Florida; Jacksonville, Florida and Braintree, Massachusetts, and internationally in Hazeldonk, The Netherlands; Valencia, Spain; Tokyo, Japan; Seoul, South Korea; and North Ryde, Australia. The Biomet Group generally ships its orders via expedited courier service. The Biomet Group’s backlog of firm orders is not considered material to understanding the Biomet Group’s business.

Competition

The Biomet Group’s business is highly competitive. Competition within the industry is primarily based on service, clinical results and product design. Price competition is also an important factor as healthcare providers continue to be concerned with costs. Major competitors in the Biomet Group’s five product categories are set forth below by product category.

Hip and Knee Products

The Biomet Group’s hip and knee reconstructive products compete with numerous suppliers, including products offered by DePuy Synthes (a Johnson & Johnson company), Smith & Nephew plc, Stryker Orthopaedics (a division of Stryker Corp.), Zimmer, Inc. (a subsidiary of Zimmer), Microport, Corin, DJO, Exactech, ConforMIS and Medacta. The Biomet Group believes its prices for hip and knee orthopedic reconstructive products are competitive with those in the industry. The Biomet Group believes its future success will depend upon, among other things, the Biomet Group’s service and responsiveness to its distributors and orthopedic specialists, the continued strong clinical results of the Biomet Group’s products, and upon the Biomet Group’s ability to design and market innovative and technologically-advanced products that meet the needs of the marketplace.

S.E.T. Products

The Biomet Group’s sports medicine products compete primarily in the areas of procedure-specific implants and instruments, manual instruments and power instruments. The Biomet Group’s products compete with numerous suppliers, including products offered by Smith & Nephew, Stryker, Linvatec Corp. (a subsidiary of CONMED Corporation), Mitek (a division of Ethicon, a Johnson & Johnson company) and Arthrex, Inc.

The Biomet Group’s extremity products compete with numerous suppliers, including products offered by DePuy Synthes, Tornier, Inc., Zimmer, Inc., Smith & Nephew plc, Wright Medical, Exactech, Integra, DJO, and Stryker Orthopaedics.

The Biomet Group’s internal fixation trauma products compete with numerous suppliers, including products offered by DePuy Synthes, Zimmer, Inc., Smith & Nephew, DJO, Integra, Orthofix, and Stryker Trauma (a division of Stryker Corp.). Competitors in the external fixation trauma segment include Smith & Nephew, Stryker Trauma, DePuy Synthes, Zimmer, Inc., and Orthofix, Inc. (a subsidiary of Orthofix International N.V.).

Spine, Bone Healing and Microfixation Products

The Biomet Group’s spinal products compete with other spinal products primarily on the basis of breadth of product line, product recognition and price. The Biomet Group’s spinal products compete with numerous suppliers, including products offered by Medtronic Sofamor Danek, Inc. (a subsidiary of Medtronic, Inc.), DePuy Synthes, NuVasive, Inc., Globus Medical, Inc., Stryker Spine (a division of Stryker Corp.), Zimmer Spine (a subsidiary of Zimmer) and others.

The Biomet Group’s osteobiologic products compete with other osteobiologics primarily on the basis of breadth of product line, product recognition and price. The Biomet Group’s spinal products compete with numerous suppliers, including products offered by Medtronic Sofamor Danek, DePuy Synthes, Stryker Spine, Zimmer Spine and others.

The Biomet Group’s electrical stimulation products primarily compete with those offered by Orthofix, DJO, Inc. (formerly ReAble Therapeutics, Inc.) and Smith & Nephew. Competition in the electrical stimulation market is on the basis of product design, service, price and success rates of various treatment alternatives. The stimulation market has faced increased reimbursement challenges by healthcare payers.

The Biomet Group’s craniomaxillofacial fixation products, specialty surgical instrumentation and neurosurgical cranial flap fixation products compete with those offered by DePuy Synthes, Stryker Leibinger Micro Implants (a division of Stryker Corp.), KLS-Martin, L.P., Osteomed Corp., Aesculap, Inc., Medtronic, Inc., Codman & Shurtleff, Inc. (a Johnson & Johnson company) and others.

Dental Reconstructive Products

The Biomet Group’s dental reconstructive products compete in the areas of dental reconstructive implants and related products. The Biomet Group’s dental implant products compete with numerous suppliers, including products offered by Nobel Biocare AB, Straumann AG, DENTSPLY International, Inc., Zimmer Dental (a subsidiary of Zimmer), and others. Weaker economic conditions in recent years have resulted in greater penetration of the dental market by numerous smaller value-based competitors. The Biomet Group believes it can compete in the value market on an organic basis by repurposing its existing portfolio of technology and products.

Cement, Biologics and Other Products

The Biomet Group’s cement products compete with numerous suppliers, including products offered by DePuy Synthes, Smith & Nephew, Wright Medical, Exactech, Stryker Orthopaedics, Heraeus and Zimmer, Inc.

Raw Materials and Supplies

The Biomet Group’s suppliers are a critical element of the Biomet Group’s supply chain. The Biomet Group has established strategic partnerships with key suppliers. This has enabled the Biomet Group to utilize purchasing scale, establish vendor managed inventory arrangements, enhance product innovation and reduce the Biomet Group’s risk. Long-term contracts allow the Biomet Group to develop mutually advantageous relationships with its suppliers by providing them with more visibility into its future demand and new product needs. The Biomet Group’s Sales, Inventory and Operations Planning, referred to as SIOP in this consent solicitation statement/prospectus, process balances the Biomet Group’s inventory position and supply capacity with the Biomet Group’s forward looking sales plan through a reconciliation process. On a monthly basis, the Biomet Group’s SIOP process in each business unit reviews demand, supply, and inventory, and identifies potential future capacity or material gaps so that the proper corrective actions can be put in place.

The raw materials used in the manufacture of the Biomet Group’s hip and knee products, S.E.T. products, spine and bone healing products and dental products are principally nonferrous metallic alloys, stainless steel and polyethylene powder. With a few exceptions, none of the Biomet Group’s raw material requirements are limited to any material extent by critical supply or single origins. The demand for certain raw materials used by the Biomet Group, such as cobalt-chromium alloy and titanium may vary. The primary buyers of these metallic alloys are in the aerospace industry. If the demands of the aerospace industry should increase dramatically, the Biomet Group could experience complications in obtaining these raw materials.

Based on the Biomet Group’s current relationship with its suppliers, the Biomet Group does not anticipate a material shortage in the foreseeable future. Further, the Biomet Group believes that its inventory of raw materials is sufficient to meet any short-term supply shortages of metallic alloys. The results of the Biomet Group’s operations are not materially dependent on raw material costs.

Safety stock levels of critical materials are reviewed on a quarterly basis to ensure these stocks are appropriately set. Factors that determine these stock levels include future usage estimates, lead times, forecast accuracy, commodity pricing trends, worldwide market conditions and risk mitigation. In the case of single sourced materials, stock levels are established taking into account potential disruption to supply and, where practical, back-up supply points are identified for contingency.

Environmental Matters

The Biomet Group is subject to various federal, state and local laws and regulations regulating the discharge of materials into the environment and otherwise relating to the protection of the environment. The Biomet Group does not believe that it will be required to spend any material amounts in order to comply with these laws and regulations or that compliance with such laws and regulations will materially affect its capital expenditures, results of operations, financial condition or cash flows.

Employees

As of May 31, 2014, the Biomet Group’s domestic operations (including Puerto Rico) employed 4,204 persons, of whom 2,034 were engaged in production and 2,170 in research and development, sales, marketing, administrative and clerical efforts. The Biomet Group’s international subsidiaries employed 5,075 persons, of whom 2,667 were engaged in production and 2,408 in research and development, sales, marketing, administrative and clerical efforts. None of the Biomet Group’s principal domestic manufacturing employees is represented by a labor union. The production employees at the Biomet Group’s Bridgend, South Wales facility are organized. Employees working at the facilities in Berlin, Germany; Valence, France and Valencia, Spain are represented by Workers’ Councils. The Biomet Group believes that its relationship with its employees is satisfactory.

The establishment of the Biomet Group’s domestic orthopedic reconstructive manufacturing operations in north central Indiana, near other members of the orthopedic industry, provides access to the highly skilled machine operators required for the manufacture of the Biomet Group’s products. The Biomet Group’s European manufacturing locations in South Wales, France, Spain and Germany also provide good sources for skilled manufacturing labor. The Biomet Group’s Puerto Rican operations principally involve the assembly of purchased components into finished products using a skilled labor force. The Biomet Group’s manufacturing operations in Jinhua, Zhejiang Province, and Changzhou, Jiangsu Province, China are growing and currently include approximately 950 persons who are included in the numbers above.

Property

The Biomet Group’s Facilities

The Biomet Group’s principal executive offices are at 56 East Bell Drive, Warsaw, Indiana 46582. In addition, the Biomet Group maintains more than 50 other manufacturing facilities, offices and warehouse facilities in various countries, including Canada and numerous countries within Europe, Asia Pacific and Latin America. The Biomet Group believes that all of its facilities are adequate, well maintained and suitable for the development, manufacture, distribution and marketing of all of its products. The following is a list of the Biomet Group’s principal properties as of July 31, 2014:

Facility	Location	Square Feet	Owned/ Leased

Corporate headquarters of Biomet; manufacturing, storage and research and development facilities of Biomet Manufacturing, LLC; manufacturing and storage facilities of Biomet Microfixation, LLC; distribution center and offices of Biomet Orthopedics, LLC; distribution center and offices of Biomet Sports Medicine, LLC; distribution center and offices of Biomet Biologics, LLC and distribution center of EBI, LLC

	Warsaw, Indiana Warsaw, Indiana	690,970 78,363	Owned Leased
Administrative facility of EBI, LLC and administrative offices of Electro-Biology, LLC	Parsippany, New Jersey	102,224	Leased
Administrative, manufacturing and distribution facility of Biomet Microfixation, LLC	Jacksonville, Florida	83,442	Owned
Office, manufacturing and distribution facility of Biomet 3i, LLC	Palm Beach Gardens(a)	165,288	Owned
Office, manufacturing and distribution facility of Citra Labs, LLC	Braintree, Massachusetts	32,094	Leased
Manufacturing facility of Biomet Fair Lawn, LLC	Fair Lawn, New Jersey	40,000	Owned
Office and warehouse of Biomet Spine, LLC	Broomfield, Colorado	66,232	Leased
Office and manufacturing facility of Electro-Biology, LLC	Guaynabo, Puerto Rico	54,975	Owned
Office and manufacturing facilities of Interpore Spine Ltd.	Irvine, California	36,830	Leased
Office and warehouse facilities of Biomet Europe B.V.	Hazeldonk, The Netherlands	203,158	Leased
Office and research and development facilities for Trauma operations	Miami, Florida	47,700	Leased
Office, manufacturing and warehouse facility of Biomet France Sarl	Valence, France	117,123	Owned
Office, manufacturing and warehouse facilities of Biomet Deutschland GmbH	Berlin, Germany	69,383	Owned
Administrative offices of Biomet Europe B.V. and office and warehouse facility of Biomet Nederland B.V. and Biomet Microfixation Europe B.V.	Dordrecht, The Netherlands	37,782	Owned
Office and manufacturing facility of met 3i Dental Iberica, S.L.	Valencia, Spain	77,000	Owned
Manufacturing and administrative facilities of Biomet UK Ltd.(b)	Bridgend, South Wales	186,607 100,602	Owned Leased
Manufacturing, administrative and warehouse facilities of Zhejiang Biomet	Jinhua, China	135,756	Owned
Manufacturing, administrative and warehouse facilities of Changzhou Biomet	Changzhou, China	93,427	Owned
Manufacturing facility for Trauma operations(b)	Le Locle, Switzerland	115,240	Leased

(a)	Includes 23,000 square feet of space in this facility that is leased to other parties.
(b)	The Biomet Group has ceased manufacturing operations in Le Locle, Switzerland. A portion of the facility is being sub-leased to a third party.

The Biomet Group’s properties in Warsaw, Indiana and Palm Beach Gardens, Florida secure the Biomet Group’s obligations under the Biomet Group’s senior secured cash flow facilities. The Biomet Group believes its headquarters, manufacturing and other facilities are suitable for their respective uses and are, in all material respects, adequate for its present needs. The Biomet Group’s properties are subject to various federal, state, foreign and local laws and regulations regulating their operation. The Biomet Group does not believe that compliance with such laws and regulations will materially affect its financial position or results of operations.

Legal Matters

The Biomet Group is involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product liability, governmental investigations, intellectual property, commercial litigation and other matters. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. For legal matters for which management has sufficient information to reasonably estimate the Biomet Group’s future obligations, a liability representing management’s best estimate of the probable cost, or the minimum of the range of probable losses when a best estimate within the range is not known, for the resolution of these legal matters is recorded. The estimates are based on consultation with legal counsel, previous settlement experience and settlement strategies. The Biomet Group’s accrual for contingencies, except for claims associated with metal-on-metal hip products, was $39.1 million and $40.0 million at May 31, 2014 and 2013, respectively, and primarily relate to certain product liability claims and the Massachusetts U.S. Department of Justice EBI products investigation described below.

U.S. Department of Justice EBI Products Investigations and Other Matters

In June 2013, the Biomet Group received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. The Biomet Group has produced responsive documents and is fully cooperating with the request of the U.S. Attorney’s Office. The Biomet Group can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In February 2010, the Biomet Group received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and the Biomet Group’s Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’s spinal products. The Biomet Group is cooperating with the request of the Office of the Inspector General. The Biomet Group can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, the Biomet Group received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to the Biomet Group’s EBI subsidiary’s non-invasive bone growth stimulators. It is the Biomet Group’s understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. The Biomet Group received subsequent subpoenas in connection with the investigation in September 2009, June 2010, February 2011 and March 2012, along with several informal requests for information. The Biomet Group has produced responsive documents and is fully cooperating in the investigation. The Biomet Group can make no assurances as to the time and resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, the Biomet Group became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the U.S. District Court for the District of Massachusetts, where it is currently pending. Biomet, LVB and several of the Biomet Group’s competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. The Biomet Group is vigorously defending this matter and intends to continue to do so. The Biomet Group can make no assurances as to the time or resources that will be needed to devote to this investigation or its final outcome.

U.S. Department of Justice Civil Division Investigation

In September 2010, the Biomet Group received a Civil Investigative Demand, referred to as a CID in this consent solicitation statement/prospectus, issued by the U.S. Department of Justice—Civil Division pursuant to the False Claims Act. The CID requests that the Biomet Group provide documents and testimony related to allegations that the Biomet Group, OtisMed Corporation and Stryker Corp. have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee® (a registered trademark of OtisMed Corporation) knee replacement system. The Biomet Group has produced responsive documents and is fully cooperating in the investigation.

U.S. Securities and Exchange Commission Investigation

On September 25, 2007, the Biomet Group received a letter from the SEC informing the Biomet Group that it was conducting an informal investigation regarding possible violations of the FCPA in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom the Biomet Group regularly interacts, may meet the definition of a foreign official for purposes of the FCPA. On November 9, 2007, the Biomet Group received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.

On March 26, 2012, the Biomet Group resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement, referred to as a DPA in this consent solicitation statement/prospectus, with the DOJ and a Consent to Final Judgment, referred to as the Consent in this consent solicitation statement/prospectus, with the SEC. Pursuant to the DPA, the DOJ has agreed to defer prosecution of the Biomet Group in connection with this matter, provided that the Biomet Group satisfies its obligations under the agreement over the term of the DPA. The DOJ has further agreed to not continue its prosecution and seek to dismiss its indictment should the Biomet Group satisfy its obligations under the agreement over the term of the DPA. The DPA has a three-year term but provides that it may be extended in the sole discretion of the DOJ for an additional year. Pursuant to the Consent, the Biomet Group consented to the entry of a Final Judgment which, among other things, permanently enjoined the Biomet Group from violating the provisions of the Foreign Corrupt Practices Act.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor has been appointed to review the Biomet Group’s compliance with the DPA, particularly in relation to the Biomet Group’s international sales practices, for at least the first 18 months of the three-year term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with the Biomet Group’s global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of the Biomet Group’s compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to the Biomet Group’s compliance program. The monitor recently identified that certain of the Biomet Group’s compliance enhancements have been implemented too recently to be satisfactorily tested, and the Biomet Group continues to work with the monitor to allow for such transactional testing. The Consent the Biomet Group entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor. Compliance with the DPA requires substantial cooperation of the Biomet Group’s employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters.

The Biomet Group agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect the Biomet Group’s full cooperation throughout the investigation. The Biomet Group further agreed in its Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.

In October 2013, the Biomet Group became aware of certain alleged improprieties regarding its operations in Brazil and Mexico. The Biomet Group retained counsel and other experts to investigate both matters. Based on the results of the investigation, the Biomet Group terminated, suspended or otherwise disciplined certain of the employees and executives involved in these matters, and took certain other remedial measures. Additionally, pursuant to the terms of the DPA, in April 2014, the Biomet Group disclosed these matters to the independent compliance monitor and to the DOJ and SEC.

On July 2, 2014, the SEC issued a subpoena to the Biomet Group requiring that the Biomet Group produce certain documents relating to such matters. Moreover, pursuant to the DPA, the DOJ has sole discretion to determine whether conduct by the Biomet Group constitutes a violation or breach of the DPA. If the DOJ determines that the conduct underlying these investigations constitutes a violation or breach of the DPA, the DOJ could, among other things, extend or revoke the DPA or prosecute the Biomet Group and/or the involved employees and executives. The Biomet Group continues to cooperate with the SEC and DOJ and expects that discussions with the SEC and the DOJ will continue.

From time to time, the Biomet Group is, and may continue to be, the subject of additional investigations. If, as a result of the investigations described above or any additional investigations, the Biomet Group is found to have violated one or more applicable laws, the Biomet Group’s business, financial condition, results of operations and cash flows could be materially adversely affected. If some of the Biomet Group’s existing business practices are challenged as unlawful, the Biomet Group may have to modify those practices, which could have a material adverse effect on the Biomet Group’s business, financial condition, results of operations and cash flows.

Product Liability

The Biomet Group has received claims for personal injury associated with the Biomet Group’s metal-on-metal hip products. The Biomet Group’s accrual for contingencies for claims associated with metal-on-metal hip products at May 31, 2014 and 2013 is $123.5 million and $23.5 million, respectively. The pre-trial management of certain of these claims has been consolidated in a multi-district proceeding in a federal court in South Bend, Indiana. Certain other claims are pending in various state courts. The Biomet Group believes the number of claims continues to increase incrementally due to the negative publicity regarding metal-on-metal hip products generally. The Biomet Group believes it has data that supports the efficacy and safety of its metal-on-metal hip products, and the Biomet Group intends to vigorously defend itself in these matters. The Biomet Group currently accounts for these claims in accordance with the its standard product liability accrual methodology on a case by case basis. Given the substantial or indeterminate amounts sought in these matters, and the inherent unpredictability of such matters, an adverse outcome in these matters in excess of the amounts included in the Biomet Group’s accrual for contingencies could have a material adverse effect on the Biomet Group’s financial condition, results of operations and cash flows.

The Biomet Group accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Biomet Group accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Biomet Group’s operating results in the future. The Biomet Group has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Biomet Group’s insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.

As of August 8, 2014, the Biomet Group is a defendant in 2,434 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2014. The majority of these cases involve the M2a-Magnum™ hip system, 502 cases involve the M2a-38™ hip system, 93 involve the M2a-Taper™ system, and 15 involve the M2a-Ringloc™ system. The cases are currently venued in various state and federal courts. 2,322 federal cases have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana. The Biomet Group has seen a decrease in the number of claims filed since the last date to participate in the settlement reached in the multi-district litigation involving the Biomet Group’s metal-on-metal hip systems expired in April 2014.

On February 3, 2014, the Biomet Group announced the settlement of the Multi-District Litigation entitled MDL 2,391 – In Re: Biomet M2a-Magnum Hip Implant Product Liability Litigation. Lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. The Biomet Group continues to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement, and, as such, the final payment amount is uncertain. As of May 31, 2014, the Biomet Group has accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

The Biomet Group believes that the payments under the settlement will exhaust its self-insured retention under its insurance program, which is $50.0 million. If this should occur, the Biomet Group would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. The Biomet Group maintains $100.0 million of third-party insurance coverage. The Biomet Group’s insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of the Biomet Group’s insurance carriers have reserved all rights under their respective policies. The Biomet Group has received a letter from one of its carriers denying coverage, and certain of the Biomet Group’s other insurance carriers could also deny coverage for some or all of the Biomet Group’s insurance claims. The Biomet Group continues to believe its contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, the Biomet Group would be responsible for any amounts that its insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of its third-party insurance coverage. The settlement does not affect certain other claims relating to the Biomet Group’s metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. The Biomet Group is currently assessing any potential receivables to be recorded for recoveries from the insurance carriers. As of May 31, 2014, no receivable has been recorded.

Future revisions in the Biomet Group’s estimates of these provisions could materially impact the Biomet Group’s results of operations and financial position. The Biomet Group uses the best information available to determine the level of accrued product liabilities, and the Biomet Group believes its accruals are adequate.

Intellectual Property Litigation

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against the Biomet Group in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. Prior to the filing of this lawsuit, on March 8, 2013, the Biomet Group had filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue, and Acacia Research Group LLC entered counterclaims of infringement seeking damages in an amount yet to be determined and injunctive relief. On September 17, 2013 the May 3, 2013 case in the Eastern District of Texas was dismissed. On March 31, 2014, the Biomet Group entered into a Settlement and License Agreement with Bonutti Skeletal Innovations LLC settling all claims related to U.S. Patents 5,921,986, 6,638,279, 7,070,557, 7,087,073, and 8,147,514 for a one-time payment. The Biomet Group is vigorously defending this matter and believes that the Biomet Group’s defenses against infringement for the patents remaining in the suit are valid and meritorious. The Biomet Group can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

In December 2008, Heraeus Kulzer GmbH, referred to as Heraeus in this consent solicitation statement/prospectus, initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries of Biomet, alleging that Biomet and Biomet Europe BV misappropriated Heraeus trade secrets when developing Biomet Europe’s Refobacin® and Biomet Bone Cement line of cements, which are referred to as

European Cements in this consent solicitation statement/prospectus. The lawsuit sought to preclude the defendants from producing, marketing and offering for sale their current line of European Cements and to compensate Heraeus for any damages incurred (alleged to be in excess of €30.0 million). On December 20, 2012, the trial court dismissed Biomet, Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH was the only Biomet entity remaining as a defendant.

Following an appeal by Heraeus, on June 5, 2014, the German appeals court (i) enjoined Biomet, Biomet Europe BV and Biomet Deutschland GmbH from manufacturing, selling or offering the European Cements to the extent they contain certain raw materials in particular specifications; (ii) held the defendants jointly and severally liable to Heraeus for any damages from the sale of European Cements since 2005 and (iii) ruled that no further review may be sought. Damages have not been determined.

The judgment is not final and the defendants will seek review (including review of the appeals court ruling that no further review may be sought) from Germany’s Supreme Court. The defendants issued a bank guaranty in favor of Heraeus for €11.25 million in order to stay the judgment. During the pendency of the stay, the defendants were entitled to continue the manufacture, marketing, sale and offering of European Cements in their current composition. On July 3, 2014, Heraeus offered security, which allowed Heraeus to terminate the stay and execute the judgment. On August 21, 2014, Heraeus notified the Biomet Group that it will execute the judgment effective as of August 22, 2014. As a result, Biomet, Biomet Europe BV and Biomet Deutschland GmbH are enjoined from the manufacture, marketing, sale and offering of European Cements in Germany. While Heraeus has indicated that it intends to take the position that the judgment would prohibit the manufacture, marketing, sale and offering of European Cements outside of Germany as well, Biomet, Biomet Europe BV and Biomet Deutschland GmbH will vigorously contest any attempt to extend the effect of the judgment beyond Germany.

No prediction can be made as to the likelihood of review being granted by Germany’s Supreme Court nor can any assurance be made as to the time or resources that will be needed to devote to this litigation or its final outcome.

Other Matters

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Biomet Group incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Biomet Group. The Biomet Group accrues for losses that are deemed to be probable and subject to reasonable estimate.

Based on the advice of the Biomet Group’s counsel in these matters, the Biomet Group believes that it is unlikely that the resolution of any of these matters and any liabilities in excess of amounts provided will be material to the Biomet Group’s financial position, results of operations or cash flows.

Market for LVB’s Common Equity, Related Stockholder Matters and LVB Purchases of Equity Securities

Market and other information

The Biomet Group is a privately-owned company with no established public trading market for its common stock.

Holders

As of July 31, 2014, there was one holder of Biomet’s common stock, LVB, and 216 holders of LVB common stock (or 629 holders on a fully diluted basis assuming exercise of outstanding options and settlement of outstanding restricted stock units).

Dividends

The Biomet Group is currently restricted in its ability to pay dividends under various covenants of its debt agreements, including its credit facilities and the indentures governing the notes issued by Biomet, and did not declare or pay any dividends to the Biomet Group’s shareholders during the fiscal years ended May 31, 2014 and

May 31, 2013. The Biomet Group does not expect for the foreseeable future to pay dividends on its common stock. Any future determination to pay dividends will depend upon, among other factors, the Biomet Group’s results of operations, financial condition, cash flows, capital requirements, any contractual restrictions and any other considerations the Biomet Group’s board of directors deems relevant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Biomet Group’s financial condition and results of operations should be read together with the Biomet Group’s consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this consent solicitation statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this consent solicitation statement/prospectus. The Biomet Group’s actual results could differ materially from those contained in forward-looking statements as a result of many factors, including those discussed in the section titled “Risk Factors” beginning on page 32 of this consent solicitation statement/prospectus and elsewhere in this consent solicitation statement/prospectus.

Executive Overview

The Biomet Group’s consolidated net sales for the year ended May 31, 2014, increased 5.6% to $3,223.4 million, compared to $3,052.9 million for the year ended May 31, 2013. For the year ended May 31, 2014, the effect of foreign currency fluctuations negatively impacted reported net sales by $16.4 million, with Europe reported net sales positively impacted by $27.9 million and International reported net sales negatively impacted by $44.3 million. The following represents financial highlights for the year ended May 31, 2014 compared to the year ended May 31, 2013.

•	Consolidated net sales increased 5.6% (6.1% constant currency) worldwide to $3,223.4 million.

•	Knee sales grew 5.9% (6.6% constant currency) worldwide, with U.S. growth of 5.9%.

•	S.E.T. sales increased 7.9% (8.6% constant currency) worldwide and grew 9.7% in the U.S.

•	Net income increased to $75.9 million and Adjusted net income to $438.4 million.

On April 24, 2014, LVB, which owns all of the outstanding shares of common stock of Biomet, entered into the merger agreement with Zimmer and Merger Sub, an indirect wholly owned subsidiary of Zimmer.

Under the merger agreement, LVB will be acquired for an aggregate purchase price based on a total enterprise value of $13.35 billion, which will consist of $10.35 billion in cash (which is subject to adjustment) and 32,704,677 shares of Zimmer common stock (which number of shares represents the quotient of $3.0 billion divided by $91.73, the volume weighted average price of Zimmer common stock on the NYSE for the five trading days prior to the date of the merger agreement). Zimmer and LVB currently expect to complete the merger during the first quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction or waiver of the other conditions to the merger contained in the merger agreement. However, it is possible that factors outside the control of Zimmer and LVB could require Zimmer and LVB to complete the merger at a later date or not complete it at all.

According to Zimmer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, in connection with the merger, Zimmer expects to pay off all of the outstanding funded debt of LVB and its subsidiaries at the closing of the merger, and the aggregate cash consideration paid by Zimmer at the closing will be reduced by such amount. Zimmer is expected to fund the cash portion of the merger consideration and the repayment of the outstanding funded debt of LVB and its subsidiaries with a combination of new debt and cash on hand. The closing of the merger is not conditioned on the receipt of any debt financing by Zimmer. Zimmer, however, is not required to consummate the merger until the completion of the marketing period.

On October 5, 2013, Biomet and its wholly owned subsidiaries EBI Holdings, LLC, a Delaware limited liability company, referred to as EBI in this consent solicitation statement/prospectus, and LNX Acquisition, Inc., a Delaware corporation, referred to as Lanx Merger Sub in this consent solicitation statement/prospectus, entered into an Agreement and Plan of Merger with Lanx, Inc., a Delaware corporation, referred to as Lanx in this consent solicitation statement/prospectus. On October 31, 2013, Lanx Merger Sub merged with and into Lanx and the separate corporate existence of Lanx Merger Sub ceased, which transaction is referred to as the 2013 Spine Acquisition in this consent solicitation statement/prospectus. Upon the consummation of the 2013 Spine Acquisition, Lanx became a wholly owned subsidiary of EBI and Biomet. As of November 1, 2013 the activities of Lanx were included in Biomet’s consolidated results. The aggregate purchase price for the acquisition was approximately $150.8 million on a debt-free basis.

On May 24, 2012, DePuy Orthopaedics, Inc., an Indiana corporation, referred to as DePuy in this consent solicitation statement/prospectus, accepted Biomet’s binding offer to purchase certain assets representing substantially all of DePuy’s worldwide trauma business, which transaction is referred to as the 2012 Trauma Acquisition in this consent solicitation statement/prospectus, which involves researching, developing, manufacturing, marketing, distributing and selling products to treat certain bone fractures or deformities in the human body. On June 15, 2012, the Biomet Group announced the initial closing of the 2012 Trauma Acquisition. During the first and second quarters of fiscal year 2013, subsequent closings in various foreign countries occurred on a staggered basis, with the final closing occurring on December 7, 2012.

Opportunities and Challenges

The Biomet Group believes that growth opportunities exist in the global orthopedics market as a result of favorable demographics in major markets and underserved needs for musculoskeletal care in certain underpenetrated regions, including both developed and emerging markets. As the baby boomer population ages and life expectancy increases, the elderly will represent a higher percentage of the overall population. Many conditions that require orthopedic surgery affect people in middle age or later in life, which is expected to drive growth in procedural volumes. According to U.S. Census Bureau “2012 National Population Projections”, the U.S. population aged 65 and over is expected to grow more than four times the average rate of population growth from 47.7 million and 14.8% of the population in 2015 to 72.8 million and 20.3% of the population in 2030. The Biomet Group also believes there are considerable opportunities for global expansion as healthcare spending increases in international markets, which accounted for more than 40% of the global orthopedic market in 2013. The Biomet Group plans to strengthen its position in under-penetrated regions, and it believes significant orthopedic opportunities exist, as many people will have a need for musculoskeletal care throughout their lives.

The Biomet Group’s results of operations could be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect the Biomet Group’s margins, constrain the Biomet Group’s operating flexibility or result in charges which are unusual or non-recurring. Certain macroeconomic events, such as the continuing adverse conditions in the global economy, could have a more wide-ranging and prolonged impact on the general business environment, which could also adversely affect the Biomet Group.

In the United States, health and dental providers that purchase the Biomet Group’s products (e.g., hospitals, physicians, dentists and other health care providers) generally rely on payments from third-party payors (principally federal Medicare, state Medicaid and private health insurance plans) to cover all or a portion of the cost of the Biomet Group’s musculoskeletal products. In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Health Care Act (P.L. 111-148) and the Health Care and Education Reconciliation Act (P.L. 111-152). Among other initiatives, these laws impose a 2.3% excise tax on domestic sales of medical devices after December 31, 2012. Various healthcare reform proposals have also emerged at the state level. Other than the excise tax, which has affected the Biomet Group’s results of operations and cash flows from December 31, 2012, the Biomet Group cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what the ultimate effect of federal health care reform or any future legislation or regulation will have on the Biomet Group. However, an expansion of government’s role in the U.S. healthcare industry may lower reimbursements for procedures that involve the Biomet Group’s products, reduce medical procedure volumes and adversely affect the Biomet Group’s business, results of operations and cash flows, possibly materially.

Outside the United States, reimbursement systems vary significantly from country to country. If adequate levels of reimbursement from third-party payors outside the United States are not obtained, international sales of the Biomet Group’s products may decline. Many foreign markets, including Canada and some European and Asian countries, have decreased reimbursement rates in recent years. The Biomet Group’s ability to continue to sell certain products profitably in these markets may diminish if government-managed healthcare systems continue to reduce reimbursement rates, which can decrease pricing and procedural volume.

Seasonality

The Biomet Group’s business is somewhat seasonal in nature as many of the Biomet Group’s products are used in elective procedures, which typically decline during the summer months, particularly in European countries.

Constant Currency Reconciliation

Because the Biomet Group sells its products in many different countries in local currency, its net sales are affected by fluctuations in those currencies against the U.S. dollar during each period. The Biomet Group calculates the constant currency change by taking the current period local currency sales multiplied by the prior year currency rate for the corresponding period for a given country. The translated results are then used to determine period-over-period percentage increases or decreases that exclude the effect of changes in foreign currency exchange rates. The tables below set forth the currency impact of the Biomet Group’s net sales for the periods indicated.

For the Year Ended May 31, 2014 Compared to the Year Ended May 31, 2013

	Year Ended May 31, 2014 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2014 Net Sales Growth in Local Currencies
Knees	5.9%	0.7%	6.6%
Hips	2.6%	1.2%	3.8%
Sports, Extremities, Trauma (S.E.T.)	7.9%	0.7%	8.6%
Spine, Bone Healing and Microfixation	9.3%	(0.2)%	9.1%
Dental	0.8%	(0.2)%	0.6%
Cement, Biologics and Other	5.2%	(0.6)%	4.6%

Net Sales	5.6%	0.5%	6.1%

	Year Ended May 31, 2014 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2014 Net Sales Growth in Local Currencies
United States	5.8%	—	5.8%
Europe	8.7%	(3.9)%	4.8%
International	0.1%	9.2%	9.3%

Total	5.6%	0.5%	6.1%

For the Year Ended May 31, 2013 Compared to the Year Ended May 31, 2012

	Year Ended May 31, 2013 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2013 Net Sales Growth in Local Currencies
Knees	(0.2)%	1.6%	1.4%
Hips	—%	2.1%	2.1%
Sports, Extremities, Trauma (S.E.T.)	66.0%	2.4%	68.4%
Spine, Bone Healing and Microfixation	(0.7)%	0.6%	(0.1)%
Dental	(4.0)%	2.1%	(1.9)%
Cement, Biologics and Other	(3.7)%	1.8%	(1.9)%

Net Sales	7.6%	1.7%	9.3%

	Year Ended May 31, 2013 Net Sales Growth As Reported	Currency Impact	Year Ended May 31, 2013 Net Sales Growth in Local Currencies
United States	8.7%	—%	8.7%
Europe	1.1%	4.2%	5.3%
International	13.8%	4.6%	18.4%

Total	7.6%	1.7%	9.3%

Results of Operations

For the Year Ended May 31, 2014 Compared to the Year Ended May 31, 2013

(in millions, except percentages)	Year Ended May 31, 2014	Percentage of Net Sales	Year Ended May 31, 2013	Percentage of Net Sales	Percentage Increase/ (Decrease)
Net sales	$3,223.4	100.0%	$3,052.9	100.0%	5.6%
Cost of sales	1,040.2	32.3	873.4	28.6	19.1

Gross profit	2,183.2	67.7	2,179.5	71.4	0.2
Selling, general and administrative expense	1,393.2	43.2	1,312.5	43.0	6.1
Research and development expense	169.6	5.3	150.3	4.9	12.8
Amortization	307.2	9.5	313.8	10.3	(2.1)
Goodwill impairment charge	—	—	473.0	15.5	*
Intangible assets impairment charge	—	—	94.4	3.1	*

Operating income (loss)	313.2	9.7	(164.5)	(5.4)	*
Interest expense	355.9	11.0	398.8	13.1	(10.8)
Other (income) expense	(2.8)	(0.1)	177.8	5.8	*

Other expense, net	353.1	11.0	576.6	18.9	*

Loss before income taxes	(39.9)	(1.2)	(741.1)	(24.3)	*
Benefit from income taxes	(115.8)	(3.6)	(117.7)	(3.9)	*

Net income (loss)	$75.9	2.4%	$(623.4)	(20.4)%	*

Adjusted net income(1)	$438.4	13.6%	$340.7	11.2%	28.7%
Adjusted EBITDA(1)	$1,078.6	33.5%	$1,036.3	33.9%	4.1%

(1)	See below under “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures” beginning on page 181 of this consent solicitation statement/prospectus.
*	Not meaningful.

Sales

Net sales were $3,223.4 million for the year ended May 31, 2014, and $3,052.9 million for the year ended May 31, 2013.

The following tables provide net sales by geography and product category:

Geography Sales Summary

(in millions, except percentages)	Year Ended May 31, 2014	Percentage of Net Sales	Year Ended May 31, 2013	Percentage of Net Sales	Percentage Increase/ (Decrease)
United States	$1,970.4	61.1%	$1,862.2	61.0%	5.8%
Europe	772.0	23.9	710.2	23.3	8.7
International(1)	481.0	15.0	480.5	15.7	0.1

Total	$3,223.4	100.0%	$3,052.9	100.0%	5.6%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Product Category Summary

(in millions, except percentages)	Year Ended May 31, 2014	Percentage of Net Sales	Year Ended May 31, 2013	Percentage of Net Sales	Percentage Increase/ (Decrease)
Knees	$995.7	30.9%	$940.0	30.8%	5.9%
Hips	649.2	20.1	632.7	20.7	2.6
Sports, Extremities, Trauma (S.E.T.)	647.5	20.1	600.1	19.7	7.9
Spine, Bone Healing and Microfixation	446.7	13.9	408.8	13.4	9.3
Dental	259.1	8.0	257.0	8.4	0.8
Cement, Biologics and Other	225.2	7.0	214.3	7.0	5.2

Total	$3,223.4	100.0%	$3,052.9	100.0%	5.6%

Knees

Net sales of knee products for the year ended May 31, 2014 were $995.7 million, or 30.9% of net sales, representing a 5.9% increase worldwide (6.6% increase on a constant currency basis) compared to net sales of $940.0 million, or 30.8% of net sales, during the year ended May 31, 2013, with a 5.9% increase in the United States. Knee sales were robust during fiscal year 2014, driven primarily by demand for the Vanguard Complete Knee System, the Oxford Partial Knee, E1 Vitamin E Infused Polyethylene Bearings and the Vanguard SSK 360 Revision System.

Hips

Net sales of hip products for the year ended May 31, 2014 were $649.2 million, or 20.1% of net sales, resulting in an increase of 2.6% worldwide (3.8% increase on a constant currency basis) compared to net sales of $632.7 million, or 20.7% of net sales, during the year ended May 31, 2013, with a 2.8% increase in the United States. The key contributors to sales growth for primary hips during fiscal year 2014 were the Microplasty and traditional versions of the Taperloc Complete Hip System, the new multi-bearing G7 Acetabular System and E1 Vitamin E Infused Polyethylene Bearings. The G7 System is designed to simplify implant and instrument selection during a procedure, providing the potential for improved operating room efficiency. Also, the Arcos Modular Femoral Revision System, continued to gain market presence during fiscal year 2014.

S.E.T.

Worldwide net sales of S.E.T. products for the year ended May 31, 2014 were $647.5 million, or 20.1% of net sales, representing a 7.9% increase (8.6% increase on a constant currency basis) compared to net sales of

$600.1 million, or 19.7% of net sales, during the year ended May 31, 2013, with a 9.7% increase in the United States. The sales growth of S.E.T. products during fiscal year 2014 was primarily driven by the double digit sales increase in Extremities, which continued to be led by demand for the anatomic, reverse and revision implants from the Comprehensive Shoulder System. Other key products that contributed to the S.E.T. sales growth during the year were the JuggerKnot brand of soft anchors in Sports, including the new JuggerKnotless Soft Anchor, and several products in Trauma for fracture stabilization, including the DVR Crosslock Distal Radius Plating System, the ePAK Single-Use Delivery System for the DVR Crosslock System, the AFFIXUS Hip Fracture Nail and the A.L.P.S. Small Fragment Plating System.

Spine, Bone Healing and Microfixation

Worldwide net sales of spine, bone healing and microfixation products for the year ended May 31, 2014 were $446.7 million, or 13.9% of net sales, representing a 9.3% increase (9.1% increase on a constant currency basis) compared to net sales of $408.8 million, or 13.4% of net sales, for the year ended May 31, 2013, with a 6.5% increase in the United States. Sales growth in this product category was primarily attributable to increased sales of spine hardware, osteobiologics for spinal indications and microfixation products during fiscal year 2014. The 2013 Spine Acquisition contributed to the fiscal 2014 full year sales results. The broad portfolio of legacy products for spine fusion procedures and deformity correction were complemented by the addition of the lateral and minimally invasive spine technologies from Lanx.

Dental

Worldwide net sales of dental products for the year ended May 31, 2014 were $259.1 million, or 8.0% of net sales, representing a 0.8% increase (0.6% increase on a constant currency basis) compared to net sales of $257.0 million, or 8.4% of net sales, during the year ended May 31, 2013, with a 4.6% increase in the United States. The global launch of the T3 Implant was completed during fiscal year 2014.

Cement, Biologics and Other

Worldwide net sales of cement, biologics and other products for the year ended May 31, 2014 were $225.2 million, or 7.0% of net sales, representing a 5.2% increase (4.6% increase on a constant currency basis) compared to net sales of $214.3 million, or 7.0% of net sales, during the year ended May 31, 2013. Growth in this product category was primarily driven by increased sales penetration in markets outside the United States. Specifically, sales growth for bone cement products was principally attributable to increased market acceptance in Japan for Cobalt and Cobalt G Bone Cements. Sales of the Optipac Pre-Filled Cement Mixing System outside the United States also contributed to cement sales growth during fiscal year 2014. In addition, the global launch of StageOne Shoulder Spacer Molds commenced during the year, while there was increased adoption of the StageOne Modular Hip Spacer Molds in this category.

Cost of Sales

Cost of sales for the year ended May 31, 2014 increased to $1,040.2 million as compared to cost of sales for the year ended May 31, 2013 of $873.4 million, or 32.3% and 28.6% of net sales, respectively, an increase of $166.8 million or 3.7% of net sales. Cost of sales as a percentage of net sales increased by 1.1% of sales due to a full year of the medical device tax and lower selling prices partially offset by leveraging of distribution and other costs. In addition, cost of sales as a percentage of net sales increased 2.6% due to increased legal accruals and fees related to the Biomet Group’s metal-on-metal litigation, see above under “Information about LVB—Legal Matters” beginning on page 162 of this consent solicitation statement/prospectus, and plant optimization costs related to the closure of the Biomet Group’s Le Locle and Swindon manufacturing facilities.

Gross Profit

Gross profit for the year ended May 31, 2014 increased to $2,183.2 million as compared to gross profit for the year ended May 31, 2013 of $2,179.5 million, or 67.7% and 71.4% of net sales, respectively, an increase of $3.7 million or a decrease of 3.7% of net sales. Gross profit as a percentage of net sales declined by 1.1% of sales due to a full year of the medical device tax, lower average selling prices and unfavorable foreign currency translation due primarily to the effect of the weakening Yen partially offset by leveraging of distribution and other costs. In addition, gross profit as a percentage of net sales declined 2.6% due to increased legal accruals and fees related to the Biomet Group’s metal-on-metal litigation and plant optimization costs related to the closure of the Biomet Group’s Le Locle and Swindon manufacturing facilities.

Selling, General and Administrative Expense

Selling, general and administrative expense during the year ended May 31, 2014 and May 31, 2013 was $1,393.2 million and $1,312.5 million, respectively, or 43.2% and 43.0% of net sales, respectively, an increase of $80.7 million or 0.2% of net sales. Expense as a percentage of net sales decreased by 0.7% due to leveraging of sales force expenses which were higher in the prior year due to incentives related to the 2012 Trauma Acquisition and lower stock based compensation costs partially offset by incremental expenses related to the Lanx business. Selling, general and administrative costs increased 0.9% as a percentage of net sales driven by costs incurred related to the merger agreement and costs of integrating the Lanx business.

Research and Development Expense

Research and development expense during the year ended May 31, 2014 and May 31, 2013 was $169.6 million and $150.3 million, respectively, or 5.3% and 4.9% of net sales, respectively, an increase of $19.3 million or 0.4% of net sales. The increase was driven by investments in new product development, regulatory affairs and clinical investments in both the Biomet Group’s core businesses and targeted emerging technologies, as well as additional expense as a result of the 2013 Spine Acquisition. These were partially offset by lower stock compensation compared to the prior year.

Amortization

Amortization expense for the year ended May 31, 2014 was $307.2 million, or 9.5% of net sales, compared to $313.8 million for the year ended May 31, 2013, or 10.3% of net sales. Customer relationship intangibles are amortized using an accelerated method, as the value for those relationships is greater at the beginning of their life. The accelerated method was the primary driver of the decrease in amortization expense in the year ended May 31, 2014 as compared to May 31, 2013.

Interest Expense

Interest expense was $355.9 million for the year ended May 31, 2014, compared to interest expense of $398.8 million for the year ended May 31, 2013. The decrease in interest expense was primarily due to lower average interest rates on Biomet’s term loans and the retirement of Biomet’s euro denominated term loan.

Other (Income) Expense

Other (income) expense was income of $2.8 million for the year ended May 31, 2014, compared to expense of $177.8 million for the year ended May 31, 2013. The expense for the year ended May 31, 2013 is primarily composed of the loss on retirement of bonds of $155.2 million and the write off of deferred financing fees related to the tender/retirement of Biomet’s senior notes due 2017 of $17.1 million.

Benefit from Income Taxes

The effective income tax rate was 290.2% for the year ended May 31, 2014 compared to 15.9% for the year ended May 31, 2013. The primary factor in determining the effective tax rate is the mix of various jurisdictions in which profits have been earned and taxed. Material non-U.S. jurisdictions in which the Biomet Group operates include Australia, Canada, China, France, Germany, Japan, Luxembourg, the Netherlands, Spain and the United Kingdom. The effective tax rate for the year ended May 31, 2014 was increased due to a reduction in the state and foreign effective tax rates on deferred tax items, a taxable loss on liquidation of a subsidiary and the release of valuation allowances on state net operating loss carryforwards due to restructuring, offset by an increase in liabilities for uncertain tax benefits. In the year ended May 31, 2013, $473.0 million of goodwill impairment charges were treated as non-deductible permanent differences and contributed significantly to the effective tax rate being lower than U.S. statutory tax rates. The effective tax rate for the year ended May 31, 2013 was decreased due to increases in valuation allowances relating to foreign net operating loss carryforwards, increases in the Biomet Group’s state effective tax rate and an increase in liabilities for uncertain tax benefits, offset by reductions related to changes in assumptions regarding the permanent reinvestment of earnings of foreign operations and reductions in foreign effective tax rates on deferred tax items.

Non-GAAP Financial Measures

Adjusted Net Income

Adjusted net income increased to $438.4 million for the year ended May 31, 2014 compared to $340.7 million for the year ended May 31, 2013, or 13.6% and 11.2% of net sales, respectively. The improvement in Adjusted net income was driven by decreased interest expense and increased operating income as a result of higher sales.

Adjusted EBITDA

Adjusted EBITDA increased to $1,078.6 million for the year ended May 31, 2014 compared to $1,036.3 million for the year ended May 31, 2013, or 33.5% and 33.9% of net sales, respectively. The reduction in Adjusted EBITDA margin as a percentage of sales reflects the unfavorable impact of foreign exchange, lower selling prices, a full year of the medical device tax and the 2013 Spine Acquisition, which was partially offset by leverage in selling, general and administrative costs and lower stock compensation expense.

For the Year Ended May 31, 2013 Compared to the Year Ended May 31, 2012

(in millions, except percentages)	Year Ended May 31, 2013(1)	Percentages of Net Sales	Year Ended May 31, 2012(1)	Percentages of Net Sales	Percentage Increase/ (Decrease)
Net sales	$3,052.9	100.0%	$2,838.1	100.0%	7.6%
Cost of sales	873.4	28.6	775.5	27.3	12.6

Gross profit	2,179.5	71.4	2,062.6	72.7	5.7
Selling, general and administrative expense	1,312.5	43.0	1,172.2	41.3	12.0
Research and development expense	150.3	4.9	126.8	4.5	18.5
Amortization	313.8	10.3	327.2	11.5	(4.1)
Goodwill impairment charge	473.0	15.5	291.9	10.3	*
Intangible assets impairment charge	94.4	3.1	237.9	8.4	*

Operating loss	(164.5)	(5.4)	(93.4)	(3.3)	*
Interest expense	398.8	13.1	479.8	16.9	(16.9)
Other (income) expense	177.8	5.8	17.6	0.6	*

Other expense, net	576.6	18.9	497.4	17.5	*

Loss before income taxes	(741.1)	(24.3)	(590.8)	(20.8)	*
Benefit from income taxes	(117.7)	(3.9)	(132.0)	(4.6)	*

Net income (loss)	$(623.4)	(20.4)%	$(458.8)	(16.2)%	*

Adjusted net income(1)	$340.7	11.2%	$241.6	8.5%	41.0%
Adjusted EBITDA(1)	$1,036.3	33.9%	$997.5	35.1%	3.9%

(1)	See below under “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Disclosures” beginning on page 181 of this consent solicitation statement/prospectus.
*	Not meaningful.

Sales

Net sales were $3,052.9 million for the year ended May 31, 2013, and $2,838.1 million for the year ended May 31, 2012. The following tables provide net sales by geography and product category:

Geography Sales Summary

(in millions, except percentages)	Year Ended May 31, 2013	Percentage of Net Sales	Year Ended May 31, 2012	Percentage of Net Sales	Percentage Increase/ Decrease
United States	$1,862.2	61.0%	$1,713.3	60.4%	8.7%
Europe	710.2	23.3	702.7	24.8	1.1
International(1)	480.5	15.7	422.1	14.8	13.8

Total	3,052.9	100.0%	$2,838.1	100.0%	7.6%

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Product Category Summary

(in millions, except percentages)	Year Ended May 31, 2013	Percentage of Net Sales	Year Ended May 31, 2012	Percentage of Net Sales	Percentage Increase/ (Decrease)
Knees	$940.0	30.8%	$941.8	33.2%	(0.2)%
Hips	632.7	20.7	633.0	22.3	0.0
Sports, Extremities, Trauma (S.E.T.)	600.1	19.7	361.6	12.7	66.0
Spine, Bone Healing and Microfixation	408.8	13.4	411.5	14.5	(0.7)
Dental	257.0	8.4	267.7	9.4	(4.0)
Cement, Biologics and Other	214.3	7.0	222.5	7.8	(3.7)

Total	$3,052.9	100.0%	$2,838.1	100.0%	7.6%

Knees

Net sales of knee products for the year ended May 31, 2013 were $940.0 million, or 30.8% of net sales, representing a 0.2% decrease worldwide (1.4% increase on a constant currency basis) compared to net sales of $941.8 million, or 33.2% of net sales, during the year ended May 31, 2012, with a 0.6% increase in the United States. Procedure volume and favorable product mix during the year were partially offset by low single digit price declines. Key products during the year ended May 31, 2013 included the Biomet Group’s Vanguard® SSK 360 Revision System, the Signature™ Personalized Patient Care System, E1® Vitamin E infused bearings and the OSS™ Orthopaedic Salvage System.

Hips

Net sales of hip products for the year ended May 31, 2013 were $632.7 million, or 20.7% of net sales were flat worldwide (2.1% increase on a constant currency basis) compared to net sales of $633.0 million, or 22.3% of net sales, during the year ended May 31, 2012, with a 1.8% increase in the United States. Procedure volume and favorable product mix during the year were partially offset by low single digit price declines. The Biomet Group continued to see strong market demand for its Arcos® Modular Femoral Revision System and its new Taperloc® Complete Hip Stem during the year ended May 31, 2013. In addition, the Microplasty® version of the Taperloc® Complete Hip Stem and the GTS (Global Tissue Sparing) short stem received strong market acceptance. Key acetabular products included the Ringloc®+ cup, E1® and ArComXL® bearings, as well as the Biomet Group’s Active Articulation™ Systems that are available with E1® or ArComXL® liners.

S.E.T.

Worldwide net sales of S.E.T. products for the year ended May 31, 2013 were $600.1 million, or 19.7% of net sales, representing a 66.0% increase (68.4% increase on a constant currency basis) compared to net sales of $361.6 million, or 12.7% of net sales, during the year ended May 31, 2012. S.E.T. sales, excluding the 2012 Trauma Acquisition, increased 9.1% worldwide and 11.8% in the United States. Sales of $205.6 million from the 2012 Trauma Acquisition were excluded in order to provide period-over-period comparability. The sales increase was primarily driven by strong demand for the Biomet Group’s JuggerKnot™ brand, which includes soft anchors to repair soft tissue in the shoulder, hand and wrist, and foot and ankle and strong market demand for the Biomet Group’s Comprehensive® shoulder product lines including the Biomet Group’s Primary, Reverse, Fracture and S.R.S. (Segmental Revision System) Shoulder Systems. Additional key products contributing to the sales growth were the TunneLoc® Tibial Fixation Device and the ToggleLoc™ Femoral Fixation Device with and without ZipLoop™ Technology. Key products acquired as a result of the 2012 Trauma Acquisition include the DVR® Anatomic Volar Plating Systems, the A.L.P.S™ Plating Systems and the AFFIXUS® Hip Fracture Nails.

Spine, Bone Healing and Microfixation

Worldwide net sales of spine, bone healing and microfixation products for the year ended May 31, 2013 were $408.8 million, or 13.4% of net sales, representing a 0.7% decrease (0.1% decrease on a constant currency basis) compared to net sales of $411.5 million, or 14.5% of net sales, for the year ended May 31, 2012. Spine and bone healing sales decreased during the year primarily due to the divestiture of the Biomet Group’s bracing business, mid-single-digit price erosion, soft volumes due to the general economy, a challenging reimbursement environment for some fusion procedures and competition from physician-owned distributorships. The sales decrease was partially offset by increased royalty revenue and continued strong sales in microfixation, which were driven by continued market acceptance of the iQ® Intelligent Delivery System, the TraumaOne™ Plating System and the SternaLock® Blu Primary Closure System, as well as the Pectus Bar product line.

Dental

Worldwide net sales of dental reconstructive products for the year ended May 31, 2013 were $257.0 million, or 8.4% of net sales, representing a 4.0% decrease (1.9% decrease on a constant currency basis) compared to net sales of $267.7 million, or 9.4% of net sales, during the year ended May 31, 2012. Dental sales in the United States increased 4.1% during the year ended May 31, 2013. While the U.S. dental market has been stronger than the market in Europe, there was continued softness worldwide as challenging economic conditions persisted. Dental sales were negatively impacted by unfavorable media reports in Japan related to the dental implant industry.

Cement, Biologics and Other

Worldwide net sales of cement, biologics and other products for the year ended May 31, 2013 were $214.3 million, or 7.0% of net sales, representing a 3.7% decrease (1.9% decrease on a constant currency basis) compared to net sales of $222.5 million, or 7.8% of net sales, during the year ended May 31, 2012. Cement sales grew due to demand for the Biomet Group’s Cobalt™ MV (Medium Viscosity) and HV (High Viscosity) cements with Gentamicin contributing to the Biomet Group’s sales in this category. The Optipac® Pre-Packed Cement Mixing System (not available in the United States) continued to be well received in the European market during the year ended May 31, 2013. Demand for the Biomet Group’s StageOne™ Knee and Modular Hip Cement Spacer Molds continued to increase. These increases were more than offset by a decrease in sales of autologous therapies.

Cost of Sales

Cost of sales for the year ended May 31, 2013 increased to $873.4 million as compared to cost of sales for the year ended May 31, 2012 of $775.5 million, or 28.6% and 27.3% of net sales, respectively, an increase of $97.9 million or 1.3% of net sales. Except as described in the next sentence, cost of sales as a percentage of net sales was flat due to the medical device tax and lower selling prices, offset by lower manufacturing costs resulting from improvements in the Biomet Group’s global plant network and improved geographic sales mix.

Cost of sales as a percentage of net sales increased 1.3% due to increased litigation settlements and reserves and product rationalization charges in the Biomet Group’s global spine and trauma product lines. Product rationalization is related to more focused product offerings for spine through innovative product development and to product redundancies related to the 2012 Trauma Acquisition.

Gross Profit

Gross profit for the year ended May 31, 2013 increased to $2,179.5 million as compared to gross profit for the year ended May 31, 2012 of $2,062.6 million, or 71.4% and 72.7% of net sales, respectively, an increase of $116.9 million or a decrease of 1.3% of net sales. Except as described in the next sentence, gross profit as a percentage of net sales was flat due to the medical device tax, offset by lower manufacturing costs resulting from improvements in the Biomet Group’s global plant network and improved geographic sales mix. Gross profit as a percentage of net sales decreased 1.3% due to increased litigation settlements and reserves and product rationalization charges in the Biomet Group’s global spine and trauma product lines. Product rationalization is related to more focused product offerings for spine through innovative product development and to product redundancies related to the 2012 Trauma Acquisition.

Selling, General and Administrative Expense

Selling, general and administrative expense during the year ended May 31, 2013 and May 31, 2012 was $1,312.5 million and $1,172.2 million, respectively, or 43.0% and 41.3% of net sales, respectively, an increase of $140.3 million or 1.7% of net sales. Expense as a percentage of net sales increased by 1.4% due to investments in the Biomet Group’s sales force related to the 2012 Trauma Acquisition, direct-to-consumer marketing campaign, increased bad debt expense primarily outside of the United States and increased stock-based compensation expense. See Note 12 to the Biomet Group’s audited consolidated financial statements contained elsewhere in this consent solicitation statement/prospectus for a discussion of modifications contributing to increased stock-based compensation expense. Expense also increased as a percentage of net sales by 0.3% related to litigation and other legal fees and costs related to the 2012 Trauma Acquisition. Prior year litigation and other legal fees benefited from a legal settlement related to the Heraeus litigation. For a description of the Heraeus litigation, see above under “Information about LVB—Legal Matters” beginning on page 162 of this consent solicitation statement/prospectus.

Research and Development Expense

Research and development expense during the year ended May 31, 2013 and May 31, 2012 was $150.3 million and $126.8 million, respectively, or 4.9% and 4.5% of net sales, respectively, an increase of $23.5 million or 0.4% of net sales. Research and development increased as a percentage of net sales by 0.4% due to investments in both the Biomet Group’s core business, including the 2012 Trauma Acquisition within S.E.T., as well as targeted emerging technologies and increased stock-based compensation expense.

Amortization

Amortization expense for the year ended May 31, 2013 was $313.8 million, or 10.3% of net sales, compared to $327.2 million for the year ended May 31, 2012, or 11.5% of net sales. This decrease was primarily due to intangible asset impairment charges taken during both fiscal years 2013 and 2012 as described below.

Goodwill Impairment Charge

In fiscal year 2013, the Biomet Group recorded a $473.0 million goodwill impairment charge, related to its dental reconstructive and Europe reporting units, primarily due to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to the Biomet Group’s prior projections used to establish the fair value of goodwill for the Biomet Group’s Europe reporting unit and primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to the Biomet Group’s prior projections used to establish the fair value of goodwill for the Biomet Group’s dental reconstructive reporting unit. In fiscal year 2012, the Biomet Group recorded a $291.9 million goodwill impairment charge, primarily related to its spine, bone healing and microfixation and dental reconstructive reporting units, due primarily to evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from changes in product mix in the Biomet Group’s dental reconstructive reporting unit and growth rate declines as compared to the original purchase accounting assumptions at the time of the 2007 Acquisition for the Biomet Group’s spine and bone healing reporting unit.

Intangible Assets Impairment Charge

In fiscal year 2013, the Biomet Group recorded a $94.4 million definite and indefinite-lived intangible asset impairment charge, related to the factors discussed in “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Goodwill Impairment Charge” above. During fiscal year 2012, the Biomet Group recorded a $237.9 million definite and indefinite-lived intangible asset impairment charge, related to the factors discussed in “Information about LVB—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Goodwill Impairment Charge” above.

Interest Expense

Interest expense was $398.8 million for the year ended May 31, 2013, compared to interest expense of $479.8 million for the year ended May 31, 2012. The decrease in interest expense was primarily due to lower average interest rates on the Biomet Group’s term loans and lower bond interest as a result of refinancing activities in fiscal year 2013.

Other (Income) Expense

Other (income) expense was expense of $177.8 million for the year ended May 31, 2013, compared to expense of $17.6 million for the year ended May 31, 2012. The expense for the year ended May 31, 2013 is primarily composed of the loss on retirement of bonds of $155.2 million and the write off of deferred financing fees related to the tender/retirement of the Biomet Group’s senior notes due 2017 of $17.1 million, while the year ended May 31, 2012 included an other-than-temporary impairment loss related to Greek bonds.

Benefit from Income Taxes

The effective income tax rate was 15.9% for the year ended May 31, 2013 compared to 22.3% for the year ended May 31, 2012. The primary factor in determining the effective tax rate is the mix of various jurisdictions in which profits have to be earned and taxed. The effective tax rate was also impacted by non-deductible goodwill impairment. In fiscal years ended May 31, 2013 and 2012, $473.0 million and $291.9 million of goodwill impairment charges, respectively, were treated as non-deductible permanent differences and contributed significantly to the effective tax rate being lower than U.S. statutory tax rates. The effective tax rate for the year ended May 31, 2013 was decreased due to increases in valuation allowances relating to foreign net operating loss carryforwards, increases in the Biomet Group’s state effective tax rate and an increase in liabilities for uncertain tax benefits, offset by reductions related to changes in assumptions regarding the permanent reinvestment of earnings of foreign operations and the reduction in United Kingdom tax rates. The May 31, 2012 effective tax rate decreased due to income inclusions related to U.S. anti-deferral provisions and updated assertions regarding the permanent reinvestment of earnings of foreign operations, offset by settlements relating to uncertain tax benefits and changes in statutory tax rates (particularly in the United Kingdom).

Non-GAAP Financial Measures

Adjusted Net Income

Adjusted net income increased to $340.7 million for the year ended May 31, 2013 compared to $241.6 million for the year ended May 31, 2012, or 11.2% and 8.5% of net sales, respectively. The $99.1 million improvement in Adjusted net income was driven by decreased interest expense of $81.0 million, or 3.8% of net sales, due to lower average interest rates on the Biomet Group’s term loans and lower bond interest as a result of refinancing activities. The effective tax rate attributable to Adjusted net income decreased to 22.9% for the year ended May 31, 2013 from 27.6% for the year ended May 31, 2012. The effective tax rate decreased as a result of the impact of supply chain improvements on the mix of various jurisdictions in which profits were earned and taxed.

Adjusted EBITDA

Adjusted EBITDA increased to $1,036.3 million for the year ended May 31, 2013 compared to $997.5 million for the year ended May 31, 2012, or 33.9% and 35.1% of net sales, respectively. The gross profit impact on Adjusted EBITDA as a percentage of net sales was flat, as the impact of lower manufacturing costs resulting from improvements in the Biomet Group’s global plant network and improved geographic sales mix was offset by the medical device tax and lower selling prices. Selling, general and administrative expense decreased Adjusted EBITDA as a percentage of net sales by 1.4% due to investments in the Biomet Group’s sales force related to the 2012 Trauma Acquisition and direct-to-consumer marketing campaign, increased bad debt expense primarily outside of the United States and higher stock-based compensation as a result of the modifications in Note 12 to the Biomet Group’s audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus. Research and development expense decreased Adjusted EBITDA as a percentage of net sales by 0.4% due to investments in both the Biomet Group’s core business, including the 2012 Trauma Acquisition within S.E.T., as well as targeted emerging technologies. Adjusted EBITDA as a percentage of net sales was favorably impacted 0.7% by lower other (income) expense due primarily to the other-than-temporary impairment loss on the Greek bonds.

Liquidity and Capital Resources

For the Years Ended May 31, 2014, 2013 and 2012

The following is a summary of the cash flows by activity for the years ended May 31, 2014, 2013 and 2012:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Net cash from (used in):
Operating activities	$529.0	$468.5	$377.3
Investing activities	(365.1)	(488.6)	(144.0)
Financing activities	(273.9)	(134.7)	(38.1)
Effect of exchange rate changes on cash	2.0	18.0	(30.6)

Change in cash and cash equivalents	$(108.0)	$(136.8)	$164.6

The Biomet Group’s cash and cash equivalents were $247.6 million as of May 31, 2014 compared to $355.6 million as of May 31, 2013. The Biomet Groups generally maintains its cash and cash equivalents and investments in money market funds, corporate bonds and debt instruments. Cash and cash equivalents held outside of the United States were $145.8 million as of May 31, 2014. If the Biomet Group was to repatriate this cash back to the United States, additional tax of up to 35%, the maximum federal tax rate, could be incurred. In addition, the Biomet Group requires a certain amount of cash to support on-going operations outside the United States.

Operating Cash Flows

Net cash provided by operating activities was $529.0 million for the year ended May 31, 2014, compared to cash flows provided of $468.5 million for the year ended May 31, 2013. The increase in cash provided by operating activities was primarily due to cash interest savings due to lower average interest rates on the Biomet Group’s term loans and the retirement of the Biomet Group’s euro denominated term loan.

Net cash provided by operating activities was $468.5 million for the year ended May 31, 2013, compared to cash flows provided of $377.3 million for the year ended May 31, 2012. The increase in cash provided by operating activities of $91.2 million was primarily due to cash interest savings due to the Biomet Group’s refinancing activities.

Investing Cash Flows

Net cash used in investing activities was $365.1 million for the year ended May 31, 2014 and $488.6 million for the year ended May 31, 2013. The investing cash flow decrease was primarily due to the 2012 Trauma Acquisition purchase price of $280.0 million in the prior year, while the 2013 Spine Acquisition purchase price was $148.8 million. In addition, there was an increase in capital expenditures of $15.6 million during the year ended May 31, 2014, as compared to the year ended May 31, 2013, due to new product launches, instrument needs to support the 2013 Spine Acquisition and investment in additional capacity in certain plants.

Net cash used in investing activities was $488.6 million for the year ended May 31, 2013 and $144.0 million for the year ended May 31, 2012. The investing cash flow increase was primarily due to the 2012 Trauma Acquisition purchase price of $280.0 million and an increase in capital expenditures of $24.7 million during the year ended May 31, 2013, as compared to the year ended May 31, 2012. Additionally, during the year ended May 31, 2012, the Biomet Group received proceeds from the sales/maturities of investments of $42.1 million primarily related to the sale of a time deposit.

Financing Cash Flows

Net cash used in financing activities was $273.9 million for the year ended May 31, 2014, compared to $134.7 million for the year ended May 31, 2013. The difference was primarily related to the refinancing activities.

Net cash used in financing activities was $134.7 million for the year ended May 31, 2013, compared to $38.1 million for the year ended May 31, 2012. The difference was primarily related to the refinancing activities, see “Note 7—Debt” to the consolidated financial statements contained in Part II, Item 8 of the Biomet Group’s consolidated financial statements included elsewhere in this consent solicitation statement/prospectus. The Biomet Group received proceeds of $3,396.2 million related to the offerings of the Biomet Group’s 6.500% senior notes due 2020 and 6.500% senior subordinated notes due 2020 and term loans and the Biomet Group tendered or retired $3,423.0 million of senior notes due 2017 and term loans. Additionally, the Biomet Group incurred $79.0 million of fees related to the refinancing activities.

Balance Sheet Metrics

Cash flows from operations are impacted by profitability and changes in operating working capital. Management monitors operating working capital with particular focus on certain metrics, including days sales outstanding, referred to as DSO in this consent solicitation statement/prospectus, and inventory turns. The following is a summary of the Biomet Group’s DSO and inventory turns for the fiscal years ended May 31, 2014 and 2013.

	May 31, 2014	May 31, 2013
Days Sales Outstanding(1)	62.7	62.7
Inventory Turns (2)	1.58	1.50

(1)	DSO is calculated by dividing the quarter-over-quarter average accounts receivable balance by the last quarter net sales multiplied by 91.25 days
(2)	Inventory turns are calculated by dividing the last twelve months cost of sales by the year-over-year average net inventory balance.

The Biomet Group uses DSO as a measure that places emphasis on how quickly the Biomet Group collects its accounts receivable balances from customers. DSO was flat year over year. The Biomet group uses inventory turns as a measure that places emphasis on how quickly the Biomet Group turns over its inventory. Inventory turns improved at May 31, 2014, compared to May 31, 2013, due to certain product rationalization efforts. These measures may not be computed the same as similarly titled measures used by other companies.

Non-GAAP Disclosures

The Biomet Group uses certain non-GAAP financial measures including Adjusted EBITDA and Adjusted net income that differ from financial measures calculated in accordance with GAAP. These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. Management exercises judgment in determining which types of charges or other items should be excluded from non-GAAP financial measures. Management uses this non-GAAP information internally to evaluate the performance of the core operations, establish operational goals and forecasts that are used in allocating resources and to evaluate the Biomet Group’s performance period-over-period. Additionally, the Biomet Group’s management is evaluated on the basis of some of these non-GAAP financial measures when determining achievement of their incentive compensation performance targets. The Biomet Groups believes that its disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by management for its financial and operational decision-making and enables investors to better understand the Biomet Group’s period-over-period operating performance. The Biomet Group also believes Adjusted EBITDA and Adjusted net income are widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

The Biomet Group defines “Adjusted EBITDA” to mean earnings before interest, taxes, depreciation and amortization, as adjusted for certain expenses. The Biomet Group defines “Adjusted net income” to mean earnings as adjusted for certain expenses. The term “as adjusted,” a non-GAAP financial measure, refers to financial performance measures that exclude certain income statement line items, such as interest, taxes, depreciation or amortization, and/or exclude certain expenses, such as certain litigation expenses, acquisition expenses (which includes the 2013 Spine Acquisition, the 2012 Trauma Acquisition and the merger), operational restructuring charges, advisory fees paid to the sponsor funds, asset impairment charges, losses on extinguishment of debt, purchase accounting costs, losses on swap liabilities and other related charges.

Adjusted EBITDA and Adjusted net income do not represent, and should not be a substitute for, net income or cash flows from operations as determined in accordance with GAAP. Adjusted EBITDA and Adjusted net income have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Biomet Group’s results as reported under GAAP. Some of the limitations are:

Adjusted EBITDA and Adjusted net income do not reflect the Biomet Group’s cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, the Biomet Group’s working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Biomet Group’s debt; and

•	several of the adjustments that the Biomet Group uses in calculating Adjusted EBITDA and Adjusted net income, such as asset impairment charges, while not involving cash expense, do have a negative impact on the value of the Biomet Group’s assets as reflected in the Biomet Group’s consolidated balance sheet prepared in accordance with GAAP.

Reconciliations of historical net income (loss) to Adjusted EBITDA and Adjusted net income are set forth in the following table:

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012
Adjusted EBITDA:
Net income (loss), as reported	$75.9	$(623.4)	$(458.8)
Plus (minus):
Interest expense	355.9	398.8	479.8
Benefit from income taxes	(115.8)	(117.7)	(132.0)
Depreciation and amortization	501.2	495.4	509.4
Special items, before amortization and depreciation from purchase accounting, interest and tax(1)	261.4	883.2	599.1

Adjusted EBITDA	$1,078.6	$1,036.3	$997.5

Adjusted net income:
Net income (loss), as reported	$75.9	$(623.4)	$(458.8)
Plus:
Special items, after tax(2)	362.5	964.1	700.4

Adjusted net income	$438.4	$340.7	$241.6

(1)	A reconciliation of special items, before amortization and depreciation from purchase accounting, interest and tax is as follows:

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012
Special items
Certain litigation expenses(1)	$134.9	$57.9	$8.6
Acquisition expenses(2)	35.5	16.7	4.6
Operational restructuring(3)	73.3	59.1	45.8
Principal Stockholders fee(4)	11.1	11.0	10.3
Asset impairment(5)	—	567.4	529.8
Loss on extinguishment of debt(6)	6.6	171.1	—

Special items, before amortization and depreciation from purchase accounting, interest and tax	$261.4	$883.2	$599.1

(2)	A reconciliation of special items, after tax is as follows:

	Fiscal Year Ended May 31,
(in millions)	2014	2013	2012
Special items, before amortization and depreciation from purchase accounting, interest and tax	$261.4	$883.2	$599.1
Amortization and depreciation from purchase accounting(7)	295.5	299.6	325.6
Loss on swap liability(8)	21.8	—	—
Tax effect(9)	(216.2)	(218.7)	(224.3)

Special items, after tax	$362.5	$964.1	$700.4

Special Items

The following tables indicate how each of the special items noted above are reflected in the Biomet Group’s financial statements.

Years Ended May 31, 2014, 2013 and 2012

	Year Ended May 31, 2014
(in millions)	Cost of Sales	Selling, general and administrative expense	Research and development expense	Amortization	Interest expense	Other (income) expense	Total
Certain litigation(1)	$107.2	$27.7	$—	$—	$—	$—	$134.9
Acquisition expenses(2)	7.3	28.2	—	—	—	—	35.5
Operational restructuring(3)	62.5	10.4	0.7	—	—	(0.3)	73.3
Principal Stockholders fee(4)	—	11.1	—	—	—	—	11.1
Loss on extinguishment of debt(6)	—	—	—	—	—	6.6	6.6

Special items, before amortization from purchase accounting, interest and tax	177.0	77.4	0.7	—	—	6.3	261.4
Amortization from purchase accounting(7)	—	—	—	295.5	—	—	295.5
Loss on swap liability(8)	—	—	—	—	21.8	—	21.8
Tax effect(9)	—	—	—	—	—	—	(216.2)

Special items, after tax	$177.0	$77.4	$0.7	$295.5	$21.8	$6.3	$362.5

	Year Ended May 31, 2013
(in millions)	Cost of Sales	Selling general and administrative expense	Research and development expense	Amortization	Goodwill and intangible assets impairment charge	Other (income) expense	Total
Certain litigation(1)	$42.9	$15.0	$—	$—	$—	$—	$57.9
Acquisition expenses(2)	7.4	9.3	—	—	—	—	16.7
Operational restructuring(3)	38.9	9.5	1.1	—	—	9.6	59.1
Principal Stockholders fee(4)	—	11.0	—	—	—	—	11.0
Asset impairment(5)	—	—	—	—	567.4	—	567.4
Loss on extinguishment of debt(6)	—	—	—	—	—	171.1	171.1

Special items, before amortization and depreciation from purchase accounting, interest and tax	89.2	44.8	1.1	—	567.4	180.7	883.2
Amortization and depreciation from purchase accounting(7)	—	—	—	299.6	—	—	299.6
Tax effect(9)	—	—	—	—	—	—	(218.7)

Special items, after tax	$89.2	$44.8	$1.1	$299.6	$567.4	$180.7	$964.1

	Year Ended May 31, 2012
(in millions)	Cost of Sales	Selling general and administrative expense	Research and development expense	Amortization	Goodwill and intangible assets impairment charge	Total
Certain litigation(1)	$3.3	$5.3	$—	$—	$—	$8.6
Acquisition expenses(2)	0.2	4.4	—	—	—	4.6
Operational restructuring(3)	33.0	12.6	0.2	—	—	45.8
Principal Stockholders fee(4)	—	10.3	—	—	—	10.3
Asset impairment(5)	—	—	—	—	529.8	529.8

Special items, before amortization and depreciation from purchase accounting, interest and tax	36.5	32.6	0.2	—	529.8	599.1
Amortization and depreciation from purchase accounting(7)	10.8	—		314.8		325.6
Tax effect(9)	—	—	—	—	—	(224.3)

Special items, after tax	$47.3	$32.6	$0.2	$314.8	$529.8	$700.4

(1)	Certain litigation, including expenses, settlements and adjustments to reserves during the year, including the metal-on-metal hip products litigation described above under “Information about LVB—Legal Matters” beginning on page 162 of this consent solicitation statement/prospectus, that the Biomet Group believes are not reflective of the Biomet Group’s ongoing operational performance, are excluded from non-GAAP financial measures. The Biomet Group incurs legal and settlement expenses in the ordinary course of its business, but the Biomet Group believes the items included in this line are unusual either in amount or subject matter. The Biomet Group believes this information is useful to investors in that it aids period-over-period comparability.
(2)	The Biomet Group excludes acquisition-related expenses for the 2012 Trauma Acquisition, 2013 Spine Acquisition and the merger from non-GAAP financial measures that are not reflective of its ongoing operational performance. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(3)	Operational restructuring charges relate principally to employee severance, facility consolidation costs and building impairments resulting from the closure of facilities. Operational restructuring charges include (i) abnormal manufacturing variances related to temporary redundant overhead costs within the Biomet Group’s plant network as the Biomet Group continues to rationalize and move production to its larger operating locations in order to increase manufacturing efficiency. Operational restructuring also includes consulting expenses related to operational initiatives and other related costs. Operational restructuring also includes product rationalization charges to increase efficiencies among the Biomet Group’s products and reduce product overlap, including steps the Biomet Group takes to integrate products it acquires. Operational restructuring also includes the loss on the divestiture of the Biomet Group’s bracing business in fiscal year 2013. The Biomet Group excludes these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results, and they are not used by management to assess ongoing operational performance. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(4)

Upon completion of the 2007 Acquisition, the Biomet Group entered into a management services agreement with the sponsor funds, pursuant to which the sponsor fund managers provide management, advisory, and consulting services to the Biomet Group. Pursuant to such agreement, the sponsor funds receive a quarterly monitoring fee equal to 1% of the Biomet Group’s quarterly Adjusted EBITDA (as defined by the Biomet Group’s senior secured credit facilities) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the sponsor fund managers in connection with the agreement. The Biomet Group excludes these costs from non-GAAP financial measures primarily because they are not reflective of ongoing operating results and they are not used by management to assess ongoing operational performance. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(5)	Non-cash asset impairment charges are excluded from non-GAAP financial measures because they are not reflective of the Biomet Group’s ongoing operational performance or liquidity.

•	During fiscal year 2013, the Biomet Group recorded a $473.0 million goodwill impairment charge and a $94.4 million definite and indefinite-lived intangible asset impairment charge associated with its dental reconstructive and Europe reporting units.

•	During fiscal year 2012, the Biomet Group recorded a $291.9 million goodwill impairment charge and a $237.9 million definite and indefinite-lived intangible asset impairment charge primarily associated with its dental reconstructive and spine and bone healing reporting units.

The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.

(6)	Loss on extinguishment of debt charges include write off of deferred financing fees, dealer manager fees and tender/call premium on retirement of bonds. The Biomet Group excludes these charges from non-GAAP measures because they are not reflective of the Biomet Group’s ongoing operational performance or liquidity. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(7)	Amortization and depreciation from purchase accounting adjustments that are related to the 2007 Acquisition, 2012 Trauma Acquisition and 2013 Spine Acquisition are excluded from non-GAAP financial measures. These amortization amounts represent the additional amortization expenses in each period attributable to the step-up of amortizable assets to fair value due to the application of purchase accounting. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability. Further, these amounts are not used by the Biomet Group’s management to assess ongoing operational performance.
(8)	Loss on swap liability charges include a one-time charge to interest expense related to the termination of the Biomet Group’s euro-denominated term loans. The Biomet Group believes this information is useful to investors in that it provides period-over-period comparability.
(9)	Tax effect is calculated based upon the tax rates applicable to the jurisdictions where the special items were incurred.

Credit Facilities and Notes

Senior Secured Credit Facilities

On September 25, 2007, the Biomet Group entered into a credit agreement and related security and other agreements providing for (a) a $2,340.0 million U.S. dollar-denominated term loan facility and a €875.0 million (approximately $1,207.4 million at September 25, 2007) euro-denominated term loan facility and (b) $400.0 million cash flow revolving credit facilities with Bank of America, N.A. as administrative agent and collateral agent. The term loan facilities and the cash flow revolving credit facilities are collectively referred to as the senior secured credit facilities in this consent solicitation statement/prospectus.

The credit agreement governing the Biomet Group’s senior secured credit facilities also contains certain customary affirmative covenants and events of default.

On August 2, 2012, the Biomet Group entered into an amendment and restatement agreement that amended the Biomet Group’s existing senior secured credit facilities, which is referred to as the amended and restated credit agreement in this consent solicitation statement/prospectus. The amendment (i) extended the maturity of approximately $1,007.2 million of the Biomet Group’s U.S. dollar-denominated term loans and approximately €631.3 million of the Biomet Group’s euro-denominated term loans under the credit facility to July 25, 2017, (ii) refinanced and replaced the previous alternative currency revolving credit commitments under the credit facility with a new class of alternative currency revolving credit commitments in an aggregate amount of $165.0 million and (iii) refinanced and replaced the previous U.S. dollar revolving credit commitments under the credit facility with a new class of U.S. dollar-denominated revolving credit commitments in an aggregate amount of $165.0 million. The new revolving credit commitments will mature on April 25, 2017, except that, if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014.

A joinder agreement dated October 4, 2012 was entered into pursuant to the Biomet Group’s senior secured credit facilities, as amended by the amendment and restatement agreement dated August 2, 2012. By entering into the joinder agreement, the joining lenders party thereto have agreed to extend the maturity of approximately $392.7 million of Biomet’s U.S. dollar-denominated term loans and approximately €32.9 million of Biomet’s euro-denominated term loans, to July 25, 2017. The term loans extended pursuant to the joinder agreement are on terms identical to the terms loans that were extended pursuant to the amendment and restatement agreement entered into on August 2, 2012. The remaining term loans of the lenders under the senior secured credit facilities who did not elect to extend such loans, either pursuant to the amendment and restatement agreement, entered into on August 2, 2012, or the subsequent joinder agreement, will continue to mature on March 25, 2015.

In addition, on December 27, 2012, the Biomet Group completed a $730.0 million add-on to its extended U.S. dollar-denominated term loan. The proceeds from the add-on were used to refinance the non-extended U.S. dollar-denominated term B loan, which was net of fees associated with the add-on closing. The terms of the add-on are consistent with the terms in the amended and restated agreement entered into on August 2, 2012.

On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of its euro-denominated term loan using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing $2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan are consistent with the existing extended U.S. dollar-denominated term loan.

The Biomet Group’s senior secured credit facilities contain a number of covenants that, among other things, are subject to certain exceptions and will restrict the Biomet Group’s ability and the ability of the Biomet Group’s restricted subsidiaries to: (1) incur additional indebtedness; (2) pay dividends on the Biomet Group’s capital stock or redeem, repurchase or retire the Biomet Group’s capital stock or indebtedness; (3) make investments, loans, advances and acquisitions; (4) create restrictions on the payment of dividends or other amounts to the Biomet Group from the Biomet Group’s restricted subsidiaries; (5) engage in transactions with the Biomet Group’s affiliates; (6) sell assets, including capital stock of the Biomet Group’s subsidiaries; (7) consolidate or merge; (8) create liens; and (9) enter into sale and lease-back transactions. The credit agreement governing the Biomet Group’s senior secured credit facilities does not require the Biomet Group to comply with any financial ratio maintenance covenants. As of May 31, 2014, the Biomet Group was in compliance with its covenants and intends to maintain compliance.

Asset-based Revolving Credit Facility

On November 14, 2012, Biomet replaced and refinanced its asset-based revolving credit facility with a new asset-based revolving credit facility that has a U.S. borrower tranche of up to $400.0 million and a European borrower tranche denominated in euros of up to the euro-equivalent of $100.0 million. The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers, and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche). On May 31, 2014, the European borrower tranche was closed at the discretion of the Biomet Group. The Biomet Group’s asset-based revolving credit facility matures on July 25, 2017.

The U.S. borrowing base at any time will equal the sum of 85% of eligible accounts receivable and 85% of the net orderly liquidation value of eligible inventory (not to exceed 65% of the borrowing base), less certain reserves and subject to certain limitations on eligible consignment inventory and accounts receivable owed by non-U.S. persons. The asset-based credit agreement includes a $100 million sublimit for letters of credit. Under the facility there is also a swingline sublimit for same-day borrowings of up to the lesser of (i) $50.0 million and (ii) the aggregate principal amount of the commitments. As of May 31, 2014, there was no borrowing under the Biomet Group’s asset-based revolving credit facility.

Borrowings under the asset-based credit agreement bear interest at a rate per annum dependent upon the average availability of the applicable subfacility as set forth in the following pricing grid:

Average Availability	Adjusted Eurocurrency Rate for Loans and Letter of Credit Fees	Base Rate
≥66 2⁄3%	1.75%	0.75%
<66 2⁄3% but ≥33 1⁄3%	2.00%	1.00%
<33 1⁄3%	2.25%	1.25%

In addition, the Biomet Group is required to pay a commitment fee of (i) 0.25% per annum if the amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the senior secured asset-based revolving credit facility exceed 50% of the commitment amount, and (ii) if otherwise, 0.375% per annum, on the average daily unused portion of the senior secured asset-based revolving credit facility, payable quarterly in arrears.

The senior secured asset-based revolving credit facility will mature on July 25, 2017; provided, however, that if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200 million under the Biomet Group’s cash flow credit agreement, then the loans under the asset-based credit agreement will mature on December 24, 2014. The Biomet Group does not expect to exceed $200 million under its cash flow credit agreement as of December 23, 2014.

As is the case with the Biomet Group’s senior secured credit facilities described above, the Biomet Group’s asset-based revolving credit facility contains a number of covenants that restrict the Biomet Group. The credit agreement governing the Biomet Group’s asset-based revolving credit facility also contains certain customary affirmative covenants and events of default. As of May 31, 2014, the Biomet Group was in compliance with its covenants and intends to maintain compliance.

Notes

On August 8, 2012, Biomet completed its offering of $1.0 billion aggregate principal amount of 6.500% senior notes. The Biomet Group used the net proceeds of this offering to fund a tender offer for any and all of its outstanding senior toggle notes, including related fees and expenses, and to purchase, redeem, defease or otherwise acquire or retire its outstanding indebtedness. On October 2, 2012, the Biomet Group completed its offering of $825.0 million aggregate principal amount of additional 6.500% senior notes and $800.0 million aggregate principal amount of 6.500% senior subordinated notes. The Biomet Group used the net proceeds of those offerings, together with cash on hand and other sources, to purchase any and all of its 10% Senior Cash Pay Notes and $940.0 million principal amount of its outstanding 11 5⁄8% Senior Subordinated Notes. On November 1, 2012, the Biomet Group purchased and redeemed all remaining outstanding 10% Senior Cash Pay Notes and 11 5⁄8% Senior Subordinated Notes using cash on hand and asset-based revolver proceeds. All of the notes were issued by Biomet and are guaranteed by each of its existing and future wholly-owned domestic subsidiaries that guarantee the Biomet Group’s obligations under its senior secured credit facilities. Interest is payable in cash.

The indentures governing the Biomet Group’s 6.500% senior notes and 6.500% senior subordinated notes, among other things, limit the Biomet Group’s and the Biomet Group’s restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred stock, pay dividends and make other restricted payments, make certain investments, sell assets, create liens, consolidate, merge or sell all or substantially all of the Biomet Group’s assets, enter into transactions with affiliates and designate subsidiaries as unrestricted subsidiaries.

These covenants are subject to important exceptions during any period of time for which (i) the respective notes have received investment grade ratings from certain specified rating agencies and (ii) no default has occurred and is continuing under the indentures that govern the respective notes. As of May 31, 2014, the Biomet Group was in compliance with its covenants.

China Facility

As of May 31, 2014, the Biomet Group had an outstanding revolving credit facility in China. As of May 31, 2014, the Biomet Group had no outstanding borrowings under its China facility, which has an available line of $20.0 million.

Capital Expenditures and Investments

The Biomet Group maintains its cash and investments primarily in money market funds, time deposits, certificates of deposit and equity securities. The Biomet Group is exposed to interest rate risk on its corporate bonds and debt instruments. The Biomet Group sees the growth prospects in its markets and intends to invest in an effort to improve its worldwide market position. The Biomet Group expects to spend in excess of $600.0 million over the next two fiscal years for capital expenditures (including instrumentation issued to the field) and research and development costs, in an effort to develop products and technologies that further enhance musculoskeletal procedures. Funding of these and other activities is expected to come from currently available funds, cash flows generated from operations and currently available credit lines.

Contractual Obligations

There were no borrowings outstanding under the Biomet Group’s asset-based revolving facility as of May 31, 2014.

As of May 31, 2014, required principal payments of $133.1 million were due within the next twelve months. The Biomet Group’s term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the amended and restated credit agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding dollar-denominated term B-1, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments.

The Biomet Group’s revolving borrowing base available under all debt facilities at May 31, 2014 was $689.7 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility.

Contractual Obligations as of May 31, 2014:

(in millions)	Total	2015	2016 and 2017	2018 and 2019	2020 and Thereafter
Contractual obligations(1)
Projected future pension benefit payments	$65.6	$5.4	$10.9	$12.0	$37.3
Long-term debt (including current maturities)	5,720.4	133.1	59.6	2,870.2	2,657.5
Interest payments(2)	1,569.0	307.9	595.1	394.1	271.9
Material purchase commitments	124.3	56.7	46.0	14.8	6.8

Total contractual obligations	$7,479.3	$503.1	$711.6	$3,291.1	$2,973.5

(1)	The total amounts of capital lease obligations and operating lease obligations are not significant.
(2)	Amounts include the effect of interest rate swaps currently in place.

In addition, due to the uncertainty with respect to the timing of future cash flows associated with the Biomet Group’s unrecognized tax benefits at May 31, 2014, the Biomet Group is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $132.9 million of unrecognized tax benefits have been excluded from the contractual obligations table above.

See “Description of Certain Indebtedness” and Note 7 to the Biomet Group’s audited financial statements included elsewhere in this consent solicitation statement/prospectus for more information on the Biomet Group’s indebtedness.

The Biomet Group believes that its cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet its operating expenses, research and development costs, capital expenditures and to service its debt requirements as they become due. However, the Biomet Group’s ongoing ability to meet its substantial debt service and other obligations will be dependent upon the Biomet Group’s future performance, which will be subject to business, financial, economic, regulatory and other factors. The Biomet Group will not be able to control many of these factors, such as economic conditions and regulatory changes in the markets where the Biomet Group operates and pressure from competitors. The Biomet Group cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt, support its operations and meet its other obligations. If the Biomet Group does not have sufficient liquidity, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. The Biomet Group cannot guarantee that it will be able to do so on terms acceptable to the Biomet Group, if at all. In addition, the terms of existing or future debt agreements may restrict the Biomet Group from pursuing any of these alternatives.

Off-Balance Sheet Arrangements

The Biomet Group does not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Biomet Group’s financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The Biomet Group’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is based upon the Biomet Group’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In the Biomet Group’s management’s opinion, the Biomet Group’s critical accounting policies include revenue recognition, excess and obsolete inventory, goodwill and intangible assets, legal proceedings and other loss contingencies, and income taxes. For further information, including the Biomet Group’s significant accounting policies, refer to the audited consolidated financial statements and the Biomet Group’s unaudited condensed consolidated interim financial statements and, in each case, the notes thereto included elsewhere in this consent solicitation statement/prospectus.

Revenue Recognition

The Biomet Group sells products through four principal channels: (1) directly to healthcare institutions, referred to as direct channel accounts, (2) through stocking distributors and healthcare dealers, (3) indirectly through insurance companies and (4) directly to dental practices and dental laboratories. Sales through the direct and distributor/dealer channels account for a majority of net sales. Through these channels, inventory is consigned to sales agents or customers so that products are available when needed for surgical procedures. Revenue is not recognized upon the placement of inventory into consignment, as the Biomet Group retains title and maintains the inventory on the balance sheet; however, it is recognized upon implantation and receipt of proper purchase order and/or purchase requisition documentation. Pricing for products is predetermined by contracts with customers, agents acting on behalf of customer groups or by government regulatory bodies, depending on the market. Price discounts under group purchasing contracts are linked to volume of implant purchases by customer healthcare institutions within a specified group. At negotiated thresholds within a contract buying period, price discounts may increase.

At certain locations, the Biomet Group records a contractual allowance that is offset against revenue for each sale to a non- contracted payor, so that revenue is recorded at the estimated determinable price at the time of the sale. Those non-contracted payors and insurance companies in some cases do not have contracted rates for products sold, but may have pricing available for certain products through their respective web sites. The Biomet Group will invoice at its list price and establish the contractual allowance to estimate what the non-contracted payor will settle the claim for based on the information available as noted above. At certain locations, revenue is recognized on sales to stocking distributors, healthcare dealers, dental practices and dental laboratories when title to product passes to them, generally upon shipment. Certain subsidiaries allow customers to return product in the event that the Biomet Group terminates the relationship. Under those circumstances, the Biomet Group records an estimated sales return in the period in which constructive notice of termination is given to a distributor. Product returns were not significant for any period presented.

The Biomet Group also maintains a separate allowance for doubtful accounts for estimated losses based on the Biomet Group’s assessment of the collectability of specific customer accounts and the aging of the accounts receivable. The Biomet Group analyzes accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of the Biomet Group’s current and future allowance. In circumstances where the Biomet Group is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount the Biomet Group believes will ultimately be collected. The Biomet Group monitors and analyzes the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjusts it for future expectations to determine the adequacy of the Biomet Group’s current and future allowance. The Biomet Group’s reserve levels have generally been sufficient to cover credit losses.

Excess and Obsolete Inventory

In the Biomet Group’s industry, inventory is routinely placed at hospitals to provide the healthcare provider with the appropriate product when needed. Because product usage tends to follow a bell curve, larger and smaller sizes of inventory are provided, but infrequently used. In addition, the musculoskeletal market is highly competitive, with new products, raw materials and procedures being introduced continually, which may make those products currently on the market obsolete. The Biomet Group makes estimates regarding the future use of these products, which are used to adjust inventory to the lower of cost or market. If actual product life cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would affect future operating results.

Goodwill and Other Intangible Assets

The Biomet Group operates in one reportable segment and evaluates goodwill for impairment at the reporting unit level. Effective September 1, 2011, in connection with the Biomet Group’s global reorganization, the Biomet Group made changes to its reporting unit structure. The reorganization eliminated three reporting units (U.S. Orthopedics, Sports Medicine and Biologics) and established a new reporting unit (U.S. Reconstructive). The Biomet Group has six identified reporting units for the purpose of testing goodwill for impairment. The reporting units are based on the Biomet Group’s current administrative organizational structure and the availability of discrete financial information.

Fiscal Year 2013 Impairment Charges

In fiscal year 2013, the Biomet Group recorded a $240.0 million goodwill asset impairment charge related to its Europe reporting unit, primarily related to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to the Biomet Group’s prior projections used to establish the fair value of goodwill.

In fiscal year 2013, the Biomet Group finalized a $327.4 million goodwill and definite and indefinite-lived intangible assets impairment charge related to its dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to the Biomet Group’s prior projections used to establish the fair value of goodwill and intangible assets. The impairment charge was a result of the finalization of the Biomet Group’s preliminary impairment work as of November 30, 2012.

Fiscal Year 2012 Impairment Charges

In fiscal year 2012, the Biomet Group recorded a $529.8 million goodwill and definite and indefinite-lived intangible asset impairment charge primarily associated with its spine and bone healing and dental reconstructive reporting units. As of February 29, 2012, the Biomet Group concluded that certain indicators were present that suggested impairment may exist for its dental reconstructive reporting unit’s goodwill and intangible assets. The indicators of impairment in the Biomet Group’s dental reconstructive reporting unit included evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from change in product mix. The impact of these recent items resulted in management initiating an interim preliminary impairment test as of February 29, 2012. However, the preliminary result of this interim test of impairment for the dental reconstructive reporting unit’s goodwill and intangibles was inconclusive during the third quarter of fiscal year 2012. The Biomet Group finalized the impairment test during the fourth quarter of fiscal year 2012. During the annual impairment test, described below, the Biomet Group’s spine and bone healing reporting unit failed step one. The indicators were primarily due to growth rate declines as compared to prior assumptions.

Impairment Test Methodology

In performing the test on goodwill, the Biomet Group utilizes the two-step approach prescribed under guidance issued by the Financial Accounting Standards Board, referred to as FASB in this consent solicitation statement/prospectus, for goodwill and other intangible assets. The first step requires a comparison of the carrying value of the reporting units, of which the Biomet Group has identified six in total, to the fair value of these units. The Biomet Group assigns assets and liabilities including goodwill, to the reporting units. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill to its carrying value. For further information regarding the Biomet Group’s impairment test methodology, see Note 6 to the Biomet Group’s audited consolidated financial statements included elsewhere in this consent solicitation statement/prospectus.

With respect to the impairment charges for the fiscal years described above, the Biomet Group used only the income approach, specifically the discounted cash flow method, to determine the fair value of the dental reconstructive, spine and bone healing and Europe reporting units, which are collectively referred to as the Impaired Reporting Units in this consent solicitation statement/prospectus, and the associated amount of the impairment charges. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate.

This methodology is consistent with how the Biomet Group estimates the fair value of its reporting units during its annual goodwill and indefinite lived intangible asset impairment tests. In applying the income approach to calculate the fair value of the Impaired Reporting Units, the Biomet Group used assumptions about future revenue contributions and cost structures. In addition, the application of the income approach for both goodwill and intangibles requires judgment in determining a risk-adjusted discount rate at the reporting unit level. The Biomet Group based this determination on estimates of the weighted-average costs of capital of market participants. The Biomet Group performed a peer company analysis and considered the industry weighted-average return on debt and equity from a market participant perspective.

To calculate the amount of the impairment charge related to the Impaired Reporting Units, the Biomet Group allocated the reporting unit’s fair value to all of its assets and liabilities, including certain unrecognized intangible assets, in order to determine the implied fair value of goodwill. This allocation process required judgment and the use of additional valuation assumptions in deriving the individual fair values of the Biomet Group’s Impaired Reporting Unit’s assets and liabilities as if the reporting units had been acquired in a business combination.

The Biomet Group determines the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value is compared to the carrying value to determine if any impairment exists.

The Biomet Group also performed its annual assessment for impairment as of March 31, 2014 for all six reporting units. The Biomet Group utilized a discount rate of 10.4%. Based on the discount rate used in its most recent test for impairment, if the discount rate increased by 1% the fair value of the consolidated company could be lower by approximately $1.2 billion, and a decrease in the discount rate of 1% would result in an increase in fair value of $1.5 billion. The step one test also includes assumptions derived from competitor market capitalization and beta values as well as the twenty year Treasury bill rate as of March 31, 2014. All reporting units passed step one in fiscal year 2014.

The estimates and assumptions underlying the fair value calculations used in the Biomet Group’s annual impairment tests are uncertain by their nature and can vary significantly from actual results. Factors that the Biomet Group’s management must estimate include, but are not limited to, industry and market conditions, sales volume and pricing, raw material costs, capital expenditures, working capital changes, cost of capital, royalty rates and tax rates. These factors are especially difficult to predict when global financial markets are volatile. The estimates and assumptions used in its impairment tests are consistent with those the Biomet Group uses in its internal planning. These estimates and assumptions may change from period to period. If the Biomet Group uses different estimates and assumptions in the future, future impairment charges may occur and could be material.

Other Loss Contingencies

The Biomet Group accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Biomet Group accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Biomet Group’s operating results in the future. The Biomet Group has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Biomet Group’s insurance carriers, and the Biomet Group’s management routinely reviews all claims for purposes of establishing ultimate loss estimates.

As of August 8, 2014, the Biomet Group is a defendant in 2,434 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2014. The majority of these cases involve the M2a-Magnum™ hip system, 502 cases involve the M2a-38™ hip system, 93 involve the M2a-Taper™ system, and 15 involve the M2a-Ringloc™ system. The cases are currently venued in various state and federal courts. 2,322 federal court cases have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana. The Biomet Group has seen a decrease in the number of claims filed since the last date to participate in the settlement reached in the multi-district litigation involving the Biomet Group’s metal-on-metal hip systems expired in April 2014.

On February 3, 2014, the Biomet Group announced the settlement of the Multi-District Litigation entitled MDL 2,391—In Re: Biomet M2a-Magnum Hip Implant Product Liability Litigation. Lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. The Biomet Group continues to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement, and as such the final payment amount is uncertain. As of May 31, 2014, the Biomet Group has accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

The Biomet Group believes that the payments under the settlement will exhaust its self-insured retention under its insurance program, which is $50.0 million. If this should occur, the Biomet Group would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. The Biomet Group maintains $100.0 million of third-party insurance coverage. The Biomet Group’s insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of the Biomet Group’s insurance carriers have reserved all rights under their respective policies.

The Biomet Group has received a letter from one of its carriers denying coverage, and certain of its other insurance carriers could also deny coverage for some or all of the Biomet Group’s insurance claims. The Biomet Group continues to believe its contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, the Biomet Group would be responsible for any amounts that its insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of the Biomet Group’s third-party insurance coverage. The settlement does not affect certain other claims relating to the Biomet Group’s metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. The Biomet Group is currently assessing any potential receivables to be recorded for recoveries from the insurance carriers. As of May 31, 2014, no receivable has been recorded.

Income Taxes

There are inherent risks that could create uncertainties related to the Biomet Group’s income tax estimates. The Biomet Group adjusts estimates based on normal operating circumstances and conclusions related to tax audits. While the Biomet Group does not believe any audit finding could materially affect its financial position, however, there could be a material impact on its consolidated results of operations and cash flows of a given period.

The Biomet Group’s operations are subject to the tax laws, regulations and administrative practices of the United States, U.S. state jurisdictions and other countries in which the Biomet Group does business. The Biomet Group must make estimates and judgments in determining the provision for taxes for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to the Biomet Group’s tax provision in a subsequent period.

The calculation of the Biomet Group’s tax liabilities involves accounting for uncertainties in the application of complex tax regulations. The Biomet Group recognizes liabilities for uncertain tax positions, referred to as UTPs in this consent solicitation/prospectus, based on a two-step process. The Biomet Group recognizes the tax benefit from an UTP only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The amount of UTPs is measured as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination or resolution of an examination. The Biomet Group believes its estimates for UTPs are appropriate and sufficient for any assessments that may result from examinations of the Biomet Group’s tax returns.

Certain items are included in the Biomet Group’s tax return at different times than they are reflected in the Biomet Group’s financial statements. Such timing differences create deferred tax assets and liabilities. Deferred tax assets are generally items that can be used as a tax deduction or credit in the tax return in future years but for which the Biomet Group has already recorded the tax benefit in the financial statements. The Biomet Group has recorded valuation allowances against certain of its deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether the Biomet Group would be more likely than not to recover these deferred tax assets, the Biomet Group has not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

The Biomet Group has not historically provided for U.S. or additional foreign taxes on the excess of the amount of financial reporting over the tax basis of investments in non-U.S. subsidiaries. A company is not required to recognize a deferred tax liability for the outside basis difference of an investment in a non-U.S. subsidiary or a non-U.S. corporate joint venture that is essentially permanent in duration, unless it becomes apparent that such difference will reverse in the foreseeable future. The excess of financial reporting basis over tax basis of investments in non-U.S. subsidiaries is primarily attributable to the financial restatement of the carrying amount of these investments due to the 2007 Acquisition, adjusted for subsequent accumulation of earnings and losses. It is the Biomet Group’s practice and intention to continue to permanently reinvest a substantial portion of the reported earnings of the Biomet Group’s non-U.S. subsidiaries in non-U.S. operations. It is also the Biomet Group’s practice and intention to continue to permanently reinvest a substantial portion of the excess cash generated by the Biomet Group’s non-U.S. subsidiaries. Currently, there are no plans to divest any of the Biomet Group’s investments in non-U.S. subsidiaries. As of May 31, 2014, the Biomet Group has an accumulated GAAP loss in its non-U.S. subsidiaries. Therefore, there are no undistributed earnings to disclose. To the extent it is determined that the book tax basis difference could reverse in the foreseeable future, other than related to undistributed earnings, the Biomet Group will record a deferred tax liability reflecting the estimated amount of tax that will be payable due to such reversal. If future events, including material changes in estimates of cash, working capital and long-term investment requirements, necessitate repatriation of portions of the earnings currently treated as permanently reinvested, under current tax laws an additional tax provision may be required, which could have a material effect on the Biomet Group’s financial results. As of May 31, 2014, the Biomet Group anticipates there will be no decrease in the financial reporting over the tax basis of investments in non-U.S. subsidiaries in the foreseeable future that will result in either a cash tax liability, utilization of a tax attribute previously recorded on the balance sheet or generation of additional tax attributes.

Recent Accounting Pronouncements

Income Taxes. In July 2013, the FASB issued Accounting Standards Update, referred to as ASU in this consent solicitation statement/prospectus, No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The new guidance is effective for fiscal year and interim periods beginning after December 15, 2013. The Biomet Group is currently evaluating the impact ASU No. 2013-11 will have on its financial position, results of operations and cash flows.

Property, Plant and Equipment. In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU No. 2014-08, the definition of discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update is effective for annual and interim periods beginning after December 15, 2014. The Biomet Group does not expect ASU No. 2014-08 to have an impact on its financial position, results of operations or cash flows.

Revenue. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. The Biomet Group is currently evaluating the impact ASU No. 2014-09 will have on its financial position, results of operations and cash flows.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, the Biomet Group’s operations are exposed to fluctuations in interest rates and foreign currencies. These fluctuations can vary the cost of financing, investment yields and the Biomet Group’s operations.

Interest Rate Risk

The Biomet Group’s principal exposure to interest rate risk arises from variable rates associated with the Biomet Group’s senior secured credit facilities, and the Biomet Group periodically enters into interest rate swap agreements to manage the Biomet Group’s exposure to these fluctuations. For a description of these facilities, refer to Note 9 to the consolidated financial statements included elsewhere in this consent solicitation/prospectus.

As of May 31, 2014, the Biomet Group had interest rate swap agreements, with a total notional amount of $1,355.0 million, to fix the interest rates on a portion of the borrowings under the U.S. dollar-denominated term loan facility. As of May 31, 2014, the fair value of the interest rate swap agreements relating to the Biomet Group’s U.S. dollar-denominated term loan facility was a $20.4 million net unrealized loss. Net of the Biomet Group’s $0.2 million credit valuation adjustment, the Biomet Group has a liability of $20.2 million.

The Biomet Group’s trading securities are invested in equity securities. The Biomet Group’s non-trading investments, excluding cash and cash equivalents, are equity securities, Greek bonds and a time deposit. These financial instruments are subject to market risk in that changes in interest rates would impact the market value of such investments.

Based on the Biomet Group’s overall interest rate exposure at May 31, 2014, including variable rate debt, a hypothetical 10% increase or decrease in interest rates applied to the fair value of the financial instruments discussed above as of May 31, 2014 would cause a $6.2 million increase in or savings in interest expense.

Foreign Currency Risk

Certain assets, liabilities and forecasted transactions are exposed to foreign currency risk, primarily the fluctuation of the U.S. dollar against European currencies and the yen. The Biomet Group faces transactional currency exposures that arise when its foreign subsidiaries (or Biomet itself) enter into transactions, primarily on an intercompany basis, denominated in currencies other than their local currency. The Biomet Group also faces currency exposure that arises from translating the results of its global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period.

Price Risk

The Biomet Group regularly purchases raw material commodities such as cobalt chromium, titanium, stainless steel, polyethylene powder and sterile packaging. The Biomet Group generally enters into 12- to 24-month term supply contracts, when possible, on these commodities to alleviate the effect of market fluctuation in prices. As part of the Biomet Group’s risk management program, the Biomet Group performs sensitivity analyses on potential commodity price changes. A 10% change across all of these commodities would not have a material effect on the Biomet Group’s consolidated financial position, results of operations or cash flows.

Principal Stockholders of LVB

As of July 31, 2014, LVB Acquisition Holding owned approximately 97% of the issued and outstanding capital stock of LVB. All equity interests in LVB Acquisition Holding are owned, directly or indirectly, by the sponsor funds and co-investors.

The following table sets forth information with respect to the ownership of LVB as of July 31, 2014 for (a) each person known by LVB to own beneficially more than a 5% equity interest in LVB, (b) each member of the LVB board of directors, (c) each of LVB’s named executive officers and (d) all of LVB’s executive officers and directors as a group. Biomet has 1,000 shares of common stock outstanding, all of which are owned directly by LVB. Share amounts indicated below reflect beneficial ownership, indirectly through LVB Acquisition Holding or directly through LVB, by such entities or individuals of these 1,000 shares of Biomet.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Based solely on its review of the copies of the reports it has received, the Biomet Group believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Biomet’s common stock during the fiscal year ended May 31, 2014.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to the Biomet Group’s knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is c/o Biomet, Inc., 56 East Bell Drive, Warsaw, Indiana 46582.

	As of July 31, 2014
	Beneficial Ownership of Shares of LVB Common Stock
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Owned
LVB Acquisition Holding, LLC(1)(2)(3)(4)(5)	536,034,330	97.16%
Jeffrey R. Binder(6)	4,127,300	0.74%
Daniel P. Florin(7)	764,001	0.14%
Daniel E. Williamson(8)	360,000	0.07%
Renaat Vermeulen(9)	399,997	0.07%
Adam R. Johnson(10)	226,251	0.04%
Jonathan J. Coslet(11)	0	0.00%
Timur Akazhanov(12)	0	0.00%
Adrian Jones(13)	0	0.00%
Max Lin(14)	0	0.00%
Chinh E. Chu(12)	0	0.00%
Michael Michelson(14)	0	0.00%
Dane A. Miller(15)	11,591,881	2.10%
Andrew Y. Rhee(13)	0	0.00%
Jeffrey K. Rhodes(11)	0	0.00%
All executive officers and directors as a group (20 persons)(16)	546,108,580	98.99%

(1)	95.93% of the membership units of LVB Acquisition Holding are held by The Blackstone Funds (as defined below), The Goldman Sachs Group, Inc., KKR Biomet LLC and TPG Funds (as defined below).
(2)	The Blackstone Funds beneficially own 130,841,915.8326 shares of LVB common stock, including (i) 61,012,316.50820 shares of LVB common stock held by Blackstone Capital Partners V, L.P., (ii) 9,773,455.10131 shares of LVB common stock held by Blackstone Capital Partners V-AC L.P., (iii) 28,905,000.00388 of LVB common stock held by BCP V-S L.P., (iv) 1,373,175.00018 shares of LVB common stock held by Blackstone Family Investment Partnership V L.P., (v) 2,171,255.30029 shares of LVB common stock held by Blackstone Family Investment Partnership V-SMD L.P., (vi) 229,127.31503 shares of LVB common stock held by Blackstone Participation Partnership V L.P., and (vii) 27,377,586.60368 shares of LVB common stock held by BCP V Co-Investors L.P., or collectively, the Blackstone Funds.

Blackstone Management Associates V L.L.C is the general partner of each of Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., and BCP V Co-Investors L.P. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-By-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership V L.P. and Blackstone Participation Partnership V L.P. Blackstone Family GP L.L.C. is the general partner of Blackstone Family Investment Partnership V-SMD L.P.

Blackstone Holdings III L.P. is the managing member and the owner of a majority in interest of BMA V L.L.C. and the sole member of BCP V Side-By-Side GP L.L.C. Blackstone Holdings III GP L.P is the general partner of Blackstone Holdings III L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Blackstone Family GP L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the common stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such common stock except to the extent of its or his indirect pecuniary interest therein. The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3)	The Goldman Sachs Group, Inc. beneficially owns 130,841,915.83258 shares of LVB common stock, including (i) 43,367,915.81383 shares of LVB common stock held by GS Capital Partners VI Fund, L.P., (ii) 1,541,318.75521 shares of LVB common stock held by GS Capital Partners VI GmbH & Co. KG, (iii) 36,071,875.83785 shares of LVB common stock held by GS Capital Partners VI Offshore Fund, L.P., (iv) 11,925,384.82060 shares of LVB common stock held by GS Capital Partners VI Parallel, L.P., (v) 6,187,599.00083 shares of LVB common stock held by GS LVB Co-Invest, L.P., (vi) 6,313,795.00085 shares of LVB common stock held by Goldman Sachs BMET Investors, L.P., (vii) 18,478,545.00248 shares of LVB common stock held by Goldman Sachs BMET Investors Offshore Holdings, L.P., (viii) 4,446,381.60060 shares of LVB common stock held by GS PEP Bass Holdings, L.L.C., (ix) 630,980.00008 shares of LVB common stock held by Goldman Sachs Private Equity Partners, 2004-Direct Investment Fund, L.P., (x) 901,320.00012 shares of LVB common stock held by Goldman Sachs Private Equity Partners, 2005-Direct Investment Fund, L.P., and (xi) 976,800.00013 shares of LVB common stock held by Goldman Sachs Private Equity Partners IX-Direct Investment Fund, L.P., or collectively, the GS Entities. Affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner, managing partner or manager of the GS Entities. Goldman, Sachs & Co. is the investment manager for certain of the GS Entities. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The GS Entities share voting power and dispositive power with respect to the shares of LVB common stock beneficially owned by them with certain of their respective affiliates. Adrian Jones is a managing director and Andrew Y. Rhee is a vice president of Goldman, Sachs & Co. Each of Mr. Jones, Mr. Rhee and these entities disclaims beneficial ownership of these shares of LVB common stock, except to the extent of their pecuniary interest therein, if any. The address of the GS Entities and The Goldman Sachs Group, Inc. is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(4)	KKR Biomet LLC beneficially owns 134,008,582.50000 shares of LVB common stock. The address of KKR Biomet, LLC is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. KKR Biomet LLC is owned by the following entities (with percentage ownership of KKR Biomet LLC): KKR 2006 Fund L.P. (83.4%), or KKR 2006 Fund, KKR PEI Investments, L.P. (11.3%), or

PEI Investments, 8 North America Investor L.P. (3.6%), 8 North America, OPERF Co-Investment, LLC (0.7%), or OPERF, and KKR Partners III, L.P. (1.0%), or KKR Partners III.

As the sole general partner of the KKR 2006 Fund and as the manager of OPERF, KKR Associates 2006 L.P. may be deemed to share voting and dispositive power with respect to any common stock beneficially owned by the KKR 2006 Fund and by OPERF but disclaims beneficial ownership of such common stock. As the sole general partner of KKR Associates 2006 L.P., KKR 2006 GP LLC may also be deemed to share voting and dispositive power with respect to any common stock beneficially owned by the KKR 2006 Fund and by OPERF but disclaims beneficial ownership of such common stock.

As the sole general partner of PEI Investments, KKR PEI Associates, L.P. may be deemed to share voting and dispositive power with respect to any common stock beneficially owned by PEI Investments but disclaims beneficial ownership of such common stock. As the sole general partner of KKR PEI Associates, L.P., KKR

PEI GP Limited may also be deemed to share voting and dispositive power with respect to any common stock beneficially owned by PEI Investments but disclaims beneficial ownership of such common stock.

As the sole general partner of 8 North America, KKR Associates 8 NA L.P. may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by 8 North America but disclaims beneficial ownership of such common stock. As the sole general partner of KKR Associates 8 NA L.P., KKR 8 NA Limited may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by 8 North America but disclaims beneficial ownership of such common stock.

Each of KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC and the sole shareholder of KKR PEI GP Limited and KKR 8 NA Limited); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by the KKR 2006 Fund, OPERF, PEI Investments and 8 North America. KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P. and KKR Management LLC disclaim beneficial ownership of such common stock.

As the sole general partner of KKR Partners III, KKR III GP LLC may be deemed to share voting and dispositive power with respect to any common stock beneficially owned by KKR Partners III but disclaims beneficial ownership of such common stock.

As the designated members of KKR Management LLC and the managers of KKR III GP LLC, Henry R. Kravis and George R. Roberts may be deemed to share voting and dispositive power with respect to the common stock beneficially owned by the KKR 2006 Fund, OPERF, 8 North America, PEI Investments and KKR Partners III but disclaim beneficial ownership of such common stock.

(5)	The TPG Funds (as defined below) beneficially own 130,841,915.83258 shares of LVB common stock, including (i) 5,000,000.00067 common stock held by TPG Partners IV, L.P., a Delaware limited partnership, or TPG Partners IV, whose general partner is TPG GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG GenPar IV Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, or TPG Holdings, (ii) 101,502,030.54563 common stock held by TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), whose general partner is TPG GenPar V, L.P., a Delaware limited partnership, or TPG GenPar V, whose general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings, (iii) 265,560.48304 common stock held by TPG FOF V-A, L.P., a Delaware limited partnership, or TPG FOF A, whose general partner is TPG GenPar V, (iv) 214,161.68003 common stock held by TPG FOF V-B, L.P., a Delaware limited partnership, or TPG FOF B, whose general partner is TPG GenPar V, (v) 23,584,363.02317 common stock held by TPG LVB Co-Invest LLC, a Delaware limited liability company, or TPG Co-Invest I, whose managing member is TPG GenPar V, (vi) 275,800.10004 common stock held by TPG LVB Co-Invest II LLC, a Delaware limited liability company, or TPG Co-Invest II and, together with TPG Partners IV, TPG

Partners V, TPG FOF A, TPG FOF B and TPG Co-Invest I, the TPG Funds, whose managing member is TPG GenPar V. The general partner of TPG Holdings is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation, or TPG Advisors. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Advisors and may therefore be deemed to be the beneficial owners of the common stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the common stock held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(6)	Shares of LVB common stock shown as beneficially owned by Mr. Binder reflect an aggregate of the following: (i) 147,500 shares owned outright and (ii) 3,979,800 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(7)	Shares of LVB common stock shown as beneficially owned by Mr. Florin reflect an aggregate of the following: (i) 60,000 shares owned outright and (ii) 704,001 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(8)	Shares of LVB common stock shown as beneficially owned by Mr. Williamson reflect an aggregate of the following: (i) 75,000 shares owned outright and (ii) 285,000 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(9)	Shares of LVB common stock shown as beneficially owned by Mr. Vermeulen reflect an aggregate of the following: (i) 19,997 shares owned outright and (ii) 380,000 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(10)	Shares of LVB common stock shown as beneficially owned by Mr. Johnson reflect an aggregate of the following: (i) 10,000 shares owned outright and (ii) 216,251 shares issuable upon exercise of vested options and options that will vest within 60 days of this filing.
(11)	Jonathan J. Coslet and Jeffrey K. Rhodes are TPG Partners. Neither Mr. Coslet nor Mr. Rhodes have voting or investment power over and each disclaim beneficial ownership of the common stock held by the TPG Funds. The address of Messrs. Coslet and Rhodes is c/o TPG Global, LLC is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(12)	Timur Akazhanov and Chinh E. Chu are officers of affiliates of the Blackstone Funds and each such person disclaims beneficial ownership of the common stock held by the Blackstone Funds. The address of Mr. Akazhanov and Mr. Chu is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.
(13)	Each of Adrian Jones, managing director, and Andrew Y. Rhee, Vice President, may be deemed to be a beneficial owner of the common stock held by the GS Entities due to his status with Goldman, Sachs & Co., and each such person disclaims beneficial ownership of any such interests in which he does not have a pecuniary interest. The address of Mr. Jones and Mr. Rhee is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(14)	Michael M. Michelson and Max C. Lin are executives of Kohlberg Kravis Roberts & Co. L.P. Affiliates of Kohlberg Kravis Roberts & Co. L.P. may be deemed to have beneficial ownership of 1,340,085.82482 shares of LVB common stock. Messrs. Michelson and Lin disclaim beneficial ownership of such common stock. The address of Messrs. Michelson and Lin is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(15)	The Dane A. Miller Trust owns 5,795,936 shares and the Mary Louise Miller Trust owns 5,795,945 shares. The trustee of the Dane A. Miller Trust is Dane A. Miller. The trustee of the Mary Louise Miller Trust together with the Dane A. Miller Trust, (the “Miller Trusts”) is Mary Louise Miller. The business address of the Miller Trusts is 700 Park Avenue, Suite G, Winona Lake, IN 46590.
(16)	Inclusive of 7,982,369 shares issuable upon exercise of vested options and options held by all executive officers and directors as a group that will vest within 60 days of this filing. Also, includes shares beneficially owned by The Blackstone Funds, The Goldman Sachs Group, Inc., KKR Biomet LLC and TPG Funds that may be deemed to be beneficially owned by certain of the Biomet Group’s directors. See footnotes (1), (2), (3), (4) and (5) above.

LEGAL MATTERS

White & Case will pass upon the validity of the shares of Zimmer offered by this consent solicitation statement/prospectus.

EXPERTS

The financial statements of Zimmer and Zimmer’s management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this consent solicitation statement/prospectus by reference to Zimmer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and financial statement schedules of LVB and subsidiaries included in this consent solicitation statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this consent solicitation statement/prospectus. Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Zimmer and LVB file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Zimmer or LVB at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of Zimmer and LVB are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

You may consult Zimmer’s website for more information about Zimmer at www.zimmer.com. You may also consult Biomet’s website for more information about Biomet at www.biomet.com. Information included on Zimmer’s or Biomet’s website is not incorporated by reference into this consent solicitation statement/prospectus. You should not rely on such information in deciding whether to adopt the merger agreement unless such information is in this consent solicitation statement/prospectus or has been incorporated by reference into this consent solicitation statement/prospectus.

Zimmer has filed with the SEC a registration statement on Form S-4, of which this consent solicitation statement/prospectus is a part, under the Securities Act, to register the issuance of Zimmer common stock in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Zimmer, Zimmer common stock and LVB. As allowed by SEC rules, this consent solicitation statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Zimmer to “incorporate by reference” information into this consent solicitation statement/prospectus. This means that Zimmer can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this consent solicitation statement/prospectus, except for any information that is superseded by information that is included directly in this consent solicitation statement/prospectus or incorporated by reference subsequent to the date of this consent solicitation statement/prospectus.

This consent solicitation statement/prospectus incorporates by reference the documents listed below that Zimmer has previously filed with the SEC. They contain important information about Zimmer and its financial condition. The following documents, which were filed by Zimmer with the SEC, are incorporated by reference into this consent solicitation statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Zimmer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014;

•	Zimmer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 6, 2014;

•	Zimmer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014;

•	Zimmer’s Current Report on Form 8-K dated January 10, 2014, filed with the SEC on January 15, 2014;

•	Zimmer’s Current Report on Form 8-K dated January 28, 2014, filed with the SEC on February 3, 2014;

•	Zimmer’s Current Report on Form 8-K dated April 24, 2014, filed with the SEC on April 30, 2014;

•	Zimmer’s Current Report on Form 8-K dated May 6, 2014, filed with the SEC on May 8, 2014;

•	Zimmer’s Current Report on Form 8-K dated May 29, 2014, filed with the SEC on June 4, 2014;

•	Zimmer’s Current Report on Form 8-K dated July 2, 2014, filed with the SEC on July 2, 2014;

•	Zimmer’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 24, 2014; and

•	the description of Zimmer common stock contained in its registration statement on Form 10 filed with the SEC on July 12, 2001, and any amendment or report filed with the SEC for the purpose of updating the description.

In addition, Zimmer incorporates by reference additional documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this consent solicitation statement/prospectus and the date on which the merger is consummated. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7.01 or Item 8.01 of any current report on Form 8-K solely for purposes of satisfying the requirements of Regulation FD under the Exchange Act, as well as proxy statements.

Zimmer also incorporates by reference the merger agreement attached to this consent solicitation statement/prospectus as Annex A, the voting agreement attached to this consent solicitation statement/prospectus as Annex B and the Zimmer stockholders agreement attached to this consent solicitation statement/prospectus as Annex C.

Zimmer has supplied all information contained in or incorporated by reference into this consent solicitation statement/prospectus relating to Zimmer, and LVB has supplied all information contained in this consent solicitation statement/prospectus relating to LVB.

You can obtain any of the documents incorporated by reference into this consent solicitation statement/prospectus from Zimmer or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Zimmer without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this consent solicitation statement/prospectus. Zimmer stockholders and LVB stockholders may request a copy of such documents by contacting:

Zimmer Holdings, Inc.

Investor Relations

345 East Main Street

Warsaw, Indiana 46580

In addition, you may obtain copies of the information relating to Zimmer, without charge, by visiting http://investor.zimmer.com/. You may also obtain copies of the information relating to LVB, without charge, by visiting http://www.biomet.com/corporate/investors/.

Zimmer and LVB have not authorized anyone to give any information or make any representation about the merger or Zimmer and LVB that is different from, or in addition to, that contained in this consent solicitation statement/prospectus or in any of the materials that Zimmer has incorporated into this consent solicitation statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this consent solicitation statement/prospectus does not extend to you. The information contained in this consent solicitation statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this consent solicitation statement/prospectus to stockholders nor the issuance of Zimmer common stock in the merger should create any implication to the contrary.

Only one copy of this consent solicitation statement/prospectus is being delivered to multiple LVB stockholders sharing an address unless LVB has received contrary instructions from one or more of the stockholders. Upon written or oral request, LVB will promptly deliver a separate copy of this consent solicitation statement/prospectus to an LVB stockholder at a shared address to which a single copy of this consent solicitation statement/prospectus has been delivered. LVB stockholders at a shared address who would like to receive a separate copy of this consent solicitation statement/prospectus, or a separate copy of future Zimmer proxy statements or annual reports following completion of the merger, should contact Zimmer in writing or by telephone. In the event that you are receiving multiple copies of annual reports or proxy statements at an address to which you would like to receive a single copy, multiple LVB stockholders sharing an address may also contact Zimmer in writing or by telephone to receive a single copy of annual reports or proxy statements in the future.

LVB ACQUISITION, INC.

INDEX TO FINANCIAL STATEMENTS

Index	Page Number
Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm, LVB Acquisition, Inc.	F-2
LVB Acquisition, Inc. and Subsidiaries Consolidated Balance Sheets as of May 31, 2014 and 2013	F-3
LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended May 31, 2014, 2013 and 2012	F-4
LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Shareholders’ Equity for the years ended May 31, 2014, 2013 and 2012	F-5
LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Cash Flows for the years ended May 31, 2014, 2013 and 2012	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedules:
Schedule I—Condensed Financial Information	F-50
Schedule II—Valuation and Qualifying Accounts	F-52
Quarterly Results (Unaudited)	F-52

Schedules other than those listed above are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LVB Acquisition, Inc.

Warsaw, Indiana

We have audited the accompanying consolidated balance sheets of LVB Acquisition, Inc. and subsidiaries (the “Company”) as of May 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended May 31, 2014. Our audits also included the associated financial statement schedules listed in the Index. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LVB Acquisition, Inc. and subsidiaries as of May 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

August 20, 2014

LVB Acquisition, Inc. and Subsidiaries Consolidated Balance Sheets

(in millions, except shares)

	May 31, 2014	May 31, 2013
Assets
Current assets:
Cash and cash equivalents	$247.6	$355.6
Accounts receivable, less allowance for doubtful accounts receivables of $31.9 ($33.5 at May 31, 2013)	577.3	531.8
Inventories	693.4	624.0
Deferred income taxes	149.9	119.9
Prepaid expenses and other	202.9	141.3

Total current assets	1,871.1	1,772.6
Property, plant and equipment, net	716.0	665.2
Investments	12.5	23.0
Intangible assets, net	3,439.6	3,630.2
Goodwill	3,634.4	3,600.9
Other assets	93.0	102.8

Total assets	$9,766.6	$9,794.7

Liabilities & Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$133.1	$40.3
Accounts payable	135.3	111.5
Accrued interest	53.4	56.2
Accrued wages and commissions	168.7	150.1
Other accrued expenses	354.7	206.0

Total current liabilities	845.2	564.1
Long-term liabilities:
Long-term debt, net of current portion	5,587.3	5,926.1
Deferred income taxes	968.6	1,129.8
Other long-term liabilities	256.3	206.1

Total liabilities	7,657.4	7,826.1
Commitments and contingencies
Shareholders’ equity:
Common stock, par value $0.01 per share; 740,000,000 shares authorized; 552,484,996 and 552,359,416 shares issued and outstanding	5.5	5.5
Contributed and additional paid-in capital	5,681.5	5,662.0
Accumulated deficit	(3,617.1)	(3,693.0)
Accumulated other comprehensive income (loss)	39.3	(5.9)

Total shareholders’ equity	2,109.2	1,968.6

Total liabilities and shareholders’ equity	$9,766.6	$9,794.7

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions)

	For the Year Ended May 31,
	2014	2013	2012
Net sales	$3,223.4	$3,052.9	$2,838.1
Cost of sales	1,040.2	873.4	775.5

Gross profit	2,183.2	2,179.5	2,062.6
Selling, general and administrative expense	1,393.2	1,312.5	1,172.2
Research and development expense	169.6	150.3	126.8
Amortization	307.2	313.8	327.2
Goodwill impairment charge	—	473.0	291.9
Intangible assets impairment charge	—	94.4	237.9

Operating income (loss)	313.2	(164.5)	(93.4)
Interest expense	355.9	398.8	479.8
Other (income) expense	(2.8)	177.8	17.6

Other expense, net	353.1	576.6	497.4

Loss before income taxes	(39.9)	(741.1)	(590.8)
Benefit from income taxes	(115.8)	(117.7)	(132.0)

Net income (loss)	75.9	(623.4)	(458.8)

Other comprehensive income (loss), net of tax:
Change in unrealized holding value on available for sale securities	(2.8)	3.3	4.3
Interest rate swap unrealized gain	21.9	13.1	13.1
Foreign currency related gains (losses)	27.1	(138.2)	(62.1)
Unrecognized actuarial gains (losses)	(1.0)	(7.0)	(4.2)

Total other comprehensive income (loss)	45.2	(128.8)	(48.9)

Comprehensive income (loss)	$121.1	$(752.2)	$(507.7)

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Shareholders’ Equity

(in millions, except for share data)

	Common Shares	Common Stock	Contributed and Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at May 31, 2011	552,531,316	$5.5	$5,608.6	$(2,610.8)	$171.8	$3,175.1
Net loss		—	—	(458.8)	—	(458.8)
Other comprehensive income (loss)		—	—	—	(48.9)	(48.9)
Stock-based compensation expense		—	16.0	—	—	16.0
Repurchase of LVB Acquisition, Inc. shares	(222,940)	—	(1.3)	—	—	(1.3)

Balance at May 31, 2012	552,308,376	5.5	5,623.3	(3,069.6)	122.9	2,682.1
Net loss		—	—	(623.4)	—	(623.4)
Other comprehensive income (loss)		—	—	—	(128.8)	(128.8)
Stock-based compensation expense		—	38.3	—	—	38.3
Repurchase of LVB Acquisition, Inc. shares	(12,501)	—	(0.1)	—	—	(0.1)
Other	63,541	—	0.5	—	—	0.5

Balance at May 31, 2013	552,359,416	5.5	5,662.0	(3,693.0)	(5.9)	1,968.6
Net income		—	—	75.9	—	75.9
Other comprehensive income (loss)		—	—	—	45.2	45.2
Stock-based compensation expense		—	18.2	—	—	18.2
Other	125,580	—	1.3	—	—	1.3

Balance at May 31, 2014	552,484,996	$5.5	$5,681.5	$(3,617.1)	$39.3	$2,109.2

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc. and Subsidiaries Consolidated Statements of Cash Flows

(in millions)

	For the Year Ended May 31,
	2014	2013	2012
Cash flows provided by (used in) operating activities:
Net income (loss)	$75.9	$(623.4)	$(458.8)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	501.2	495.4	509.4
Amortization and write off of deferred financing costs	22.7	31.0	11.1
Stock-based compensation expense	18.2	38.3	16.0
Loss on extinguishment of debt	—	155.2	—
Provision for (recovery) of doubtful accounts receivable	5.9	(4.9)	(5.3)
Realized gain on investments	(6.6)	(0.2)	(2.0)
Loss on impairment of investments	—	—	20.1
Goodwill and intangible assets impairment charge	—	567.4	529.8
Property, plant and equipment impairment charge	—	—	0.4
Deferred income taxes	(238.5)	(215.5)	(204.3)
Other	(14.0)	17.7	(4.5)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(29.1)	(40.4)	(36.6)
Inventories	(23.4)	(36.0)	13.4
Prepaid expenses	(15.9)	30.5	(12.3)
Accounts payable	12.3	(3.4)	28.9
Income taxes	29.5	(38.4)	(29.0)
Accrued interest	(2.9)	(0.3)	(7.6)
Accrued expenses and other	193.7	95.5	8.6

Net cash provided by operating activities	529.0	468.5	377.3
Cash flows provided by (used in) investing activities:
Proceeds from sales/maturities of investments	42.8	5.5	42.1
Purchases of investments	(29.4)	(6.4)	(0.4)
Net proceeds from sale of assets	2.4	14.0	14.7
Capital expenditures	(228.7)	(204.0)	(179.3)
Acquisitions, net of cash acquired - 2013 Spine Acquisition	(148.8)	—	—
Acquisitions, net of cash acquired - 2012 Trauma Acquisition	—	(280.0)	—
Other acquisitions, net of cash acquired	(3.4)	(17.7)	(21.1)

Net cash used in investing activities	(365.1)	(488.6)	(144.0)
Cash flows provided by (used in) financing activities:
Debt:
Payments under European facilities	(2.3)	(1.3)	(1.4)
Payments under senior secured credit facilities	(30.3)	(33.5)	(35.4)
Proceeds under revolvers/facility	159.3	86.6	—
Payments under revolvers/facility	(165.3)	(80.6)	—
Proceeds from senior and senior subordinated notes due 2020 and term loans	870.5	3,396.2	—
Tender/retirement of senior notes due 2017 and term loans	(1,091.6)	(3,423.0)	—
Payment of fees related to refinancing activities	(15.5)	(79.0)	—
Equity:
Repurchase of LVB Acquisition, Inc. shares	—	(0.1)	(1.3)
Option exercises	1.3	—	—

Net cash used in financing activities	(273.9)	(134.7)	(38.1)
Effect of exchange rate changes on cash	2.0	18.0	(30.6)

Increase (decrease) in cash and cash equivalents	(108.0)	(136.8)	164.6
Cash and cash equivalents, beginning of period	355.6	492.4	327.8

Cash and cash equivalents, end of period	$247.6	$355.6	$492.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$347.4	$388.6	$477.1

Income taxes	$82.5	$81.5	$95.0

The accompanying notes are an integral part of the consolidated financial statements.

LVB Acquisition, Inc.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies and Nature of Operations.

The accompanying consolidated financial statements include the accounts of LVB Acquisition, Inc. and its subsidiaries (individually and collectively with its subsidiaries referred to as LVB, the “Company”, “we”, “us”, or “our”). Biomet, Inc. (“Biomet”) is a wholly-owned subsidiary of LVB Acquisition, Inc. LVB has no other operations beyond its ownership of Biomet. Intercompany accounts and transactions have been eliminated in consolidation.

Zimmer Merger

On April 24, 2014, LVB, a Delaware corporation, which owns all of the outstanding shares of common stock of Biomet, entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Zimmer Holdings, Inc., a Delaware corporation, and Owl Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Zimmer. Zimmer and LVB currently expect to complete the merger in the first quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction or waiver of the other conditions to the merger contained in the Merger Agreement. However, it is possible that factors outside the control of Zimmer and LVB could require Zimmer and LVB to complete the merger at a later date or not complete it at all.

LVB Acquisition Holding, LLC (“Holdings”) and the Principal Stockholders (as defined below) have entered into a voting agreement with Zimmer (the “Voting Agreement”). Under the Voting Agreement, Holdings agreed to execute and deliver a written consent with respect to the shares of LVB common stock owned by it, adopting the Merger Agreement and approving the merger. As of July 31, 2014, Holdings owned approximately 536,034,330 shares, or 97.16%, of our common stock outstanding. Therefore, pursuant to the voting agreement, we expect to receive written consents sufficient to approve our proposed merger with Zimmer.

Under the Merger Agreement, LVB will be acquired for an aggregate purchase price based on a total enterprise value of $13.35 billion, which will consist of $10.35 billion in cash (which is subject to adjustment) and 32,704,677 shares of Zimmer common stock (which number of shares represents the quotient of $3.0 billion divided by $91.73, the volume weighted average price of Zimmer’s common stock on the New York Stock Exchange for the five trading days prior to the date of the Merger Agreement). According to Zimmer’s Form 8-K filed on April 30, 2014, in connection with the merger, Zimmer expects to pay off all of the outstanding funded debt of LVB, totaling $5,681.8 million as of July 31, 2014 and its subsidiaries, and the aggregate cash merger consideration paid by Zimmer at the closing will be reduced by such amount. Zimmer is expected to fund the cash portion of the merger consideration and the repayment of the outstanding funded debt of LVB and its subsidiaries with a combination of new debt and cash on hand. The closing of the merger is not conditioned on the receipt of any debt financing by Zimmer. Zimmer, however, is not required to consummate the merger until the completion of a 15 consecutive business day marketing period.

Transactions with the Principal Stockholders

On December 18, 2006, Biomet entered into an Agreement and Plan of Merger with LVB Acquisition, LLC, a Delaware limited liability company, which was subsequently converted to a corporation, LVB Acquisition, Inc., and LVB Acquisition Merger Sub, Inc., an Indiana corporation and a wholly-owned subsidiary of LVB (“Purchaser”), which agreement was amended and restated as of June 7, 2007 and which we refer to as the “2007 Merger Agreement.” Pursuant to the 2007 Merger Agreement, on June 13, 2007, Purchaser commenced a cash tender offer (the “Offer”) to purchase all of Biomet’s outstanding common shares, without par value (the “Shares”) at a price of $46.00 per Share (the “Offer Price”) without interest and less any required withholding taxes. The Offer was made pursuant to Purchaser’s offer to purchase dated June 13, 2007 and the related letter of transmittal, each of which was filed with the SEC on June 13, 2007. In connection with the Offer, Purchaser entered into a credit agreement dated as of July 11, 2007 for a $6,165.0 million senior secured term loan facility (the “Tender Facility”), maturing on June 6, 2008, and pursuant to which it borrowed approximately $4,181.0 million to finance a portion of the Offer and pay related fees and expenses. The Offer expired at midnight, New York City time, on July 11, 2007, with approximately 82% of the outstanding Shares having been tendered to Purchaser. At Biomet’s special meeting of shareholders held on September 5, 2007, more than 91% of Biomet’s shareholders voted to approve the proposed merger, and LVB acquired Biomet on September 25, 2007 through a reverse subsidiary merger with Biomet being the surviving company (the “2007 Merger”). Subsequent to the acquisition, Biomet became a subsidiary of LVB. Approximately 97% of the outstanding shares of LVB common stock are owned by Holdings, an entity controlled collectively by a consortium of private equity funds affiliated with The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., and TPG Global, LLC (each a “Principal Stockholder” and collectively, the “Principal Stockholders”), and certain investors who agreed to co-invest with the Principal Stockholders, or (the “Co-Investors”). These transactions, including the 2007 Merger and the Company’s payment of any fees and expenses related to these transactions, are referred to collectively as the “2007 Acquisition.”

General—Biomet is the wholly owned subsidiary of LVB. LVB has no other operations beyond its ownership of Biomet. The Company is one of the largest orthopedic medical device companies in the United States and worldwide with operations in over 50 locations throughout the world and distribution in approximately 90 countries. The Company designs, manufactures and markets a comprehensive range of both surgical and non-surgical products used primarily by orthopedic surgeons and other musculoskeletal medical specialists. For over 30 years, the Company has applied advanced engineering and manufacturing technology to the development of highly durable joint replacement systems.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of LVB and its subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Products—The Company operates in one reportable business segment, musculoskeletal products, which includes the design, manufacture and marketing of products in six major categories: Knees, Hips, Sports, Extremities, Trauma (“S.E.T.”), Spine, Bone Healing and Microfixation, Dental and Cement, Biologics and Other Products. The Company has three geographic markets: United States, Europe and International.

Knees and Hips—Orthopedic reconstructive implants are used to replace joints that have deteriorated as a result of disease (principally osteoarthritis) or injury. Reconstructive joint surgery involves the modification of the area surrounding the affected joint and the implantation of one or more manufactured components.

S.E.T.—The Company manufactures and distributes a number of sports medicine products (used in minimally-invasive orthopedic surgical procedures). Extremity reconstructive implants are used to replace joints other than hips and knees that have deteriorated as a result of disease or injury. Our key reconstructive joint in this product category is the shoulder, but the Company produces other joints as well. Trauma devices are used for setting and stabilizing bone fractures to support and/or augment the body’s natural healing process. Trauma products include plates, screws, nails, pins and wires designed to internally stabilize fractures; devices utilized to externally stabilize fractures when alternative methods of fixation are not suitable; and implantable bone growth stimulation devices for trauma.

Spine, Bone Healing and Microfixation Products—The Company’s spine products include spinal fixation systems for cervical, thoracolumbar, deformity correction and spacer applications; implantable bone growth stimulation devices for spine applications; and osteobiologics, including bone substitute materials, as well as allograft services for spinal applications. Bone healing products include non-invasive bone growth stimulation devices used for spine and trauma indications. Microfixation includes products for patients in the neurosurgical and craniomaxillofacial reconstruction markets, as well as thoracic solutions for fixation and stabilization of the bones of the chest.

Dental Products—Dental reconstructive devices and associated instrumentation are used for oral rehabilitation through the replacement of teeth and repair of hard and soft tissues. The Company also offers crown and bridge products.

Cement, Biologics and Other Products—The Company manufactures and distributes bone cements and cement delivery systems, autologous therapies and other products, including operating room supplies, casting materials, general surgical instruments, wound care products and other miscellaneous surgical products.

Effect of Foreign Currency—Assets and liabilities of foreign subsidiaries are translated at rates of exchange in effect at the close of their calendar month end. Revenues and expenses are translated at the average exchange rates during the period. Translation gains and losses are accumulated within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Foreign currency transaction gains and losses are included in other (income) expense.

Cash and Cash Equivalents—The Company considers all investments that are highly liquid at the date acquired and have original maturities of three months or less to be cash equivalents.

Investments—The Company invests the majority of its excess cash in money market funds. The Company also holds a time deposit and corporate securities. The Company accounts for its investments in equity securities in accordance with guidance issued by the Financial Accounting Standards Board (“FASB”), which requires certain securities to be categorized as trading, available-for-sale or held-to-maturity. The Company also accounts for its investments under guidance for fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about fair value measurements. Available-for-sale securities are carried at fair value with unrealized gains and losses, net of tax, recorded within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. The Company has no held-to-maturity investments. Trading securities are carried at fair value with the realized gains and losses, recorded within other (income) expense. The cost of investment securities sold is determined by the specific identification method. Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in fair value that are other-than-temporary. Investments that have declined in market value that are determined to be other-than-temporary are charged to other (income) expense, by writing that investment down to fair value. Investments are classified as short-term for those expected to mature or be sold within twelve months and the remaining portion is classified in long-term investments.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) includes currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments, and actuarial gains (losses) from pension plans. The Company generally deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from translating the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments. As of May 31, 2014, foreign investments were all permanent in nature.

Concentrations of Credit Risk and Allowance for Doubtful Receivables—The Company provides credit, in the normal course of business, to hospitals, private and governmental institutions and healthcare agencies, insurance providers, dental practices and laboratories, and physicians. The Company maintains an allowance for doubtful receivables based on estimated collection rates and charges actual losses to the allowance when incurred. The determination of estimated collection rates requires management judgment.

Other Loss Contingencies—In accordance with guidance issued by the FASB for contingencies, the Company accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Company’s operating results in the future. The Company has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Company’s insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.

Revenue Recognition—The Company sells product through four principal channels: (1) directly to healthcare institutions, referred to as direct channel accounts, (2) through stocking distributors and healthcare dealers, (3) indirectly through insurance companies and (4) directly to dental practices and dental laboratories. Sales through the direct and distributor/dealer channels account for a majority of net sales. Through these channels, inventory is consigned to sales agents or customers so that products are available when needed for surgical procedures. Revenue is not recognized upon the placement of inventory into consignment as the Company retains title and maintains the inventory on the balance sheet; rather, it is recognized upon implantation and receipt of proper purchase order and/or purchase requisition documentation. Pricing for products is predetermined by contracts with customers, agents acting on behalf of customer groups or by government regulatory bodies, depending on the market. Price discounts under group purchasing contracts are linked to volume of implant purchases by customer healthcare institutions within a specified group. At negotiated thresholds within a contract buying period, price discounts may increase. The Company presents on a net basis and excludes from revenue the taxes collected from customers and remitted to governmental authorities.

At certain locations, the Company records a contractual allowance that is offset against revenue for each sale to a non-contracted payor so that revenue is recorded at the estimated determinable price at the time of the sale. Those non-contracted payors and insurance companies in some cases do not have contracted rates for products sold, but may have pricing available for certain products through their respective web sites. The Company will invoice at its list price and establish the contractual allowance to estimate what the non-contracted payor will settle the claim for based on the information available as noted above. At certain locations, revenue is recognized on sales to stocking distributors, healthcare dealers, dental practices and dental laboratories when title to product passes to them, generally upon shipment. Certain subsidiaries allow customers to return product in the event that the Company terminates the relationship. Under those circumstances, the Company records an estimated sales return in the period in which constructive notice of termination is given to a distributor. Product returns were not significant for any period presented.

The Company also maintains a separate allowance for doubtful accounts for estimated losses based on its assessment of the collectability of specific customer accounts and the aging of the accounts receivable. The Company analyzes accounts receivable and historical bad debts, customer concentrations, customer solvency, current economic and geographic trends, and changes in customer payment terms and practices when evaluating the adequacy of its current and future allowance. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for bad debt is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. The Company monitors and analyzes the accuracy of the allowance for doubtful accounts estimate by reviewing past collectability and adjusts it for future expectations to determine the adequacy of the Company’s current and future allowance. The Company’s reserve levels have generally been sufficient to cover credit losses.

Accounting for Shipping and Handling Revenue, Fees and Costs—The Company classifies amounts billed for shipping and handling as a component of net sales. The related shipping and handling fees and costs as well as other distribution costs are included in cost of sales.

Instruments—The Company provides instruments to surgeons to use during surgical procedures. Instruments are classified as non-current assets and are recorded as property, plant and equipment. Instruments are carried at cost, until they are placed into service and are held at book value (cost less accumulated depreciation). Depreciation is calculated using the straight-line method using a four year useful life.

Excess and Obsolete Inventory—In the Company’s industry, inventory is routinely placed at hospitals to provide the healthcare provider with the appropriate product when needed. Because product usage tends to follow a bell curve, larger and smaller sizes of inventory are provided, but infrequently used. In addition, the musculoskeletal market is highly competitive, with new products, raw materials and procedures being introduced continually, which may make those products currently on the market obsolete. The Company makes estimates regarding the future use of these products which are used to adjust inventory to the lower of cost or market. If actual product life cycles, product demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required which would affect future operating results.

Research and Development—Research and development costs are charged to expense as incurred.

Legal Fees—Legal fees are charged to expense and are not accrued based on specific cases.

Income Taxes—There are inherent risks that could create uncertainties related to the Company’s income tax estimates. The Company adjusts estimates based on normal operating circumstances and conclusions related to tax audits. While the Company does not believe any audit finding could materially affect its financial position, there could be a material impact on its consolidated results of operations and cash flows of a given period.

The Company’s operations are subject to the tax laws, regulations and administrative practices of the United States, U.S. state jurisdictions and other countries in which it does business. The Company must make estimates and judgments in determining the provision for taxes for financial reporting purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to the Company’s tax provision in a subsequent period.

The calculation of the Company’s tax liabilities involves accounting for uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions (“UTPs”) based on a two-step process. The Company recognizes the tax benefit from an UTP only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The amount of UTPs is measured as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company believes its estimates for UTPs are appropriate and sufficient for any assessments that may result from examinations of its tax returns. The Company recognizes both accrued interest and penalties, where appropriate, related to UTPs as a component of income tax expense.

Certain items are included in the Company’s tax return at different times than they are reflected in its financial statements. Such timing differences create deferred tax assets and liabilities. Deferred tax assets are generally items that can be used as a tax deduction or credit in the tax return in future years but for which the Company has already recorded the tax benefit in the financial statements. The Company has recorded valuation allowances against certain of its deferred tax assets, primarily those that have been generated from net operating losses and tax credit carryforwards in certain taxing jurisdictions. In evaluating whether the Company would more likely than not recover these deferred tax assets, it has not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense. Deferred tax liabilities are either: (i) a tax expense recognized in the financial statements for which payment has been deferred; or (ii) an expense for which the Company has already taken a deduction on the tax return, but have not yet recognized the expense in the financial statements.

Goodwill and Other Intangible Assets—The Company operates in one reportable segment and evaluates goodwill for impairment at the reporting unit level. The reporting units are based on the Company’s current administrative organizational structure and the availability of discrete financial information.

The Company tests its goodwill and indefinite lived intangible asset balances as of March 31 of each fiscal year for impairment. The Company tests these balances more frequently if indicators are present or changes in circumstances suggest that impairment may exist. In performing the test on goodwill, the Company utilizes the two-step approach prescribed under guidance issued by the FASB for goodwill and other intangible assets. The first step under this guidance requires a comparison of the carrying value of the reporting units, of which the Company has identified six in total, to the fair value of these units. The Company generally uses the income approach to determine the fair value of each reporting unit. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. To derive the carrying value of the Company’s reporting units, the Company assigns assets and liabilities, including goodwill, to the reporting units. These would include corporate assets, which relate to a reporting unit’s operations, and would be considered in determining fair value. The Company allocates assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill to its carrying value. If the Company is unable to complete the second step of the test prior to the issuance of its financial statements and an impairment loss is probable and could be reasonably estimated, the Company recognizes its best estimate of the loss in its current period financial statements and discloses that amount as an estimate. The Company then recognizes any adjustment to that estimate in subsequent reporting periods, once the Company has finalized the second step of the impairment test.

The Company determines the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value is compared to the carrying value to determine if any impairment exists.

If events or circumstances change, a determination is made by management to ascertain whether property and equipment and finite-lived intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated undiscounted net cash flows are less than the carrying amount of such assets, an impairment loss is recognized in an amount necessary to write-down the assets to fair value as determined from expected future discounted cash flows.

Management’s Estimates and Assumptions—In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates.

Recent Accounting Pronouncements

Income Taxes—In July 2013, the FASB issued ASU 2013-11 Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The new guidance is effective for fiscal year and interim periods beginning after December 15, 2013. The Company is currently evaluating the impact this ASU will have on its financial position, results of operations and cash flows.

Property, Plant and Equipment—In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360), Reporting Discontinued

Operations and Disclosures of Disposals of Components of an Entity. This update modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operation has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This update also expands the disclosure requirements for disposals that meet the definition of a discontinued operation and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. This update is effective for annual and interim periods beginning after December 15, 2014. The Company does not expect this ASU to have an impact on its financial position, results of operations or cash flows.

Revenue—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. The Company is currently evaluating the impact this ASU will have on its financial position, results of operations and cash flows.

Note 2—Recent Acquisitions by Biomet.

2013 Spine Acquisition

On October 5, 2013, the Company and its wholly-owned subsidiaries EBI Holdings, LLC, a Delaware limited liability company (“EBI”), and LNX Acquisition, Inc., a Delaware corporation (“Merger Sub Lanx”), entered into an Agreement and Plan of Merger with Lanx, Inc., a Delaware corporation (“Lanx”). On October 31, 2013, Merger Sub Lanx merged with and into Lanx and the separate corporate existence of Merger Sub Lanx ceased (the “Lanx Merger”). Upon the consummation of the Lanx Merger, Lanx became a wholly-owned subsidiary of EBI and the Company (“2013 Spine Acquisition”). As of November 1, 2013, the activities of Lanx were included in the Company’s consolidated results. The aggregate purchase price for the acquisition was approximately $150.8 million on a debt-free basis. The Company acquired Lanx to strengthen its spine product portfolio, as well as integrate and focus its distribution network to grow the spine business.

The acquisition has been accounted for as a business combination. The preliminary purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition. As of May 31, 2014, the Company recorded a preliminary allocation of the purchase price to acquired tangible and identifiable intangible assets and liabilities assumed based on their fair value at the initial acquisition date. The Company is in the process of obtaining valuations of certain tangible and intangible assets and determining certain employee liabilities. The Company expects to complete the purchase price allocation in the first quarter of fiscal year 2015 after all valuations have been finalized.

The following table summarizes the preliminary purchase price allocation:

(in millions)
Cash	$2.0
Accounts receivable	16.5
Inventory	24.8
Prepaid expenses and other	11.0
Instruments	9.9
Other property, plant and equipment	2.1
Deferred tax liability	(39.5)
Other liabilities assumed	(20.7)
Intangible assets	102.3
Goodwill	42.4

Preliminary purchase price	$150.8

The results of operations of the business have been included subsequent to the October 31, 2013 closing date in the accompanying consolidated financial statements. Acquisition-related costs for the year ended May 31, 2014 were $17.7 million and are recorded in cost of sales and selling, general and administrative expenses. The intangible assets are allocated to core technology, product trade names and customer relationships. The goodwill arising from the acquisition consists largely of the synergies and economies of scale from combining operations as well as the value of the workforce. All of the intangible assets and goodwill were assigned to the spine and bone healing reporting unit. The goodwill value is not expected to be tax deductible.

The amounts of net sales and net loss of Lanx included in the Company’s condensed consolidated statement of operations from the acquisition date of October 31, 2013 to the year ended May 31, 2014 is as follows:

(in millions)	Year Ended May 31, 2014
Net sales	$41.0
Net loss	$(19.1)

The following pro forma financial information summarizes the combined results of the Company and Lanx, which assumes that they were combined as of the beginning of the Company’s fiscal year 2013.

The unaudited pro forma financial information for the combined entity is as follows:

	Year Ended May 31,
(in millions)	2014	2013
Net sales	$3,262.3	$3,139.6
Net income (loss)	$94.1	$(655.4)

Pro forma adjustments have been made to the historical financial statements to account for those items directly attributable to the transaction and to include only adjustments which have a continuing impact. Pro forma adjustments include the incremental amortization and depreciation of assets of $1.9 million and $4.6 million for the years ended May 31, 2014 and 2013, respectively. The pro forma financial statements also reflect the elimination of $17.7 million for the year ended May 31, 2014 of transaction costs directly attributable to the acquisition. The May 31, 2013 pro forma results were adjusted to include the transaction costs. Adjustments reflect the elimination of the historical interest expense of Lanx as the transaction was a debt-free transaction. All pro forma adjustments were calculated with no tax impact due to the historical and acquired net operating losses.

2012 Trauma Acquisition

On May 24, 2012, DePuy Orthopaedics, Inc. accepted the Company’s binding offer to purchase certain assets representing substantially all of DePuy’s worldwide trauma business (the “2012 Trauma Acquisition”), which involves researching, developing, manufacturing, marketing, distributing and selling products to treat certain bone fractures or deformities in the human body, including certain intellectual property assets, and to assume certain liabilities, for approximately $280.0 million in cash. The Company acquired the DePuy worldwide trauma business to strengthen its trauma business and to continue to build a stronger presence in the global trauma market. On June 15, 2012, the Company announced the initial closing of the transaction. During the first and second quarters of fiscal year 2013, subsequent closings in various foreign countries occurred on a staggered basis, with the final closing occurring on December 7, 2012.

The acquisition has been accounted for as a business combination. The purchase price was allocated to the acquired assets and liabilities based on the estimated fair value of the acquired assets at the date of acquisition.

The following table summarizes the purchase price allocation:

(in millions)
Inventory	$93.7
Prepaid expenses and other	2.1
Instruments	29.2
Other property, plant and equipment	7.2
Liabilities assumed	(5.6)
Intangible assets	141.5
Goodwill	11.9

Purchase price	$280.0

The results of operations of the business have been included subsequent to the respective country closing dates in the accompanying consolidated financial statements. Acquisition-related costs for the year ended May 31, 2013 were $12.2 million and are recorded in cost of sales and selling, general and administrative expenses. The goodwill value is not tax deductible.

The pro forma information required under Accounting Standards Codification 805 is impracticable to include due to different fiscal year ends and individual country closings.

Note 3—Inventories.

Inventories are stated at the lower of cost or market, with cost determined under the first-in, first-out method. The Company reviews inventory on hand and writes down excess and slow-moving inventory based on an assessment of future demand and historical experience. Inventories consisted of the following:

(in millions)	May 31, 2014	May 31, 2013
Raw materials	$83.1	$78.8
Work-in-process	54.4	44.7
Finished goods	555.9	500.5

Inventories	$693.4	$624.0

Note 4—Property, Plant and Equipment.

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Related maintenance and repairs are expensed as incurred.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows relating to the asset, or asset group, are less than its carrying value, with the amount of the loss equal to the excess of carrying value of the asset, or asset group, over the estimated fair value.

Useful lives by major product category consisted of the following:

Useful life
Land improvements	20 years
Buildings and leasehold improvements	30 years
Machinery and equipment	5-10 years
Instruments	4 years

Property, plant and equipment consisted of the following:

(in millions)	May 31, 2014	May 31, 2013
Land and land improvements	$40.8	$40.5
Buildings and leasehold improvements	126.8	106.3
Machinery and equipment	414.5	375.4
Instruments	791.9	710.5
Construction in progress	47.9	48.8

Total property, plant and equipment	1,421.9	1,281.5
Accumulated depreciation	(705.9)	(616.3)

Total property, plant and equipment, net	$716.0	$665.2

The Company recorded depreciation expense of $202.9 million, $181.6 million and $182.2 for the years ended May 31, 2014, 2013 and 2012, respectively.

Note 5—Investments.

At May 31, 2014, the Company’s investment securities were classified as follows:

		Unrealized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Available-for-sale:
Equity securities	$0.2	$0.6	$(0.3)	$0.5
Time deposit	10.2	—	—	10.2

Total available-for-sale investments	$10.4	$0.6	$(0.3)	$10.7

		Realized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Trading:
Equity securities	$1.6	$0.3	$(0.1)	$1.8

Total trading investments	$1.6	$0.3	$(0.1)	$1.8

At May 31, 2013, the Company’s investment securities were classified as follows:

		Unrealized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Available-for-sale:
Equity securities	$0.2	$0.2	$—	$0.4
Time deposit	15.9	0.1	—	16.0
Greek bonds	1.1	4.5	—	5.6

Total available-for-sale investments	$17.2	$4.8	$—	$22.0

		Realized
(in millions)	Amortized Cost	Gains	Losses	Fair Value
Trading:
Equity securities	$0.8	$0.2	$—	$1.0

Total trading investments	$0.8	$0.2	$—	$1.0

The Company recorded proceeds on the sales/maturities of investments of $42.8 million, $5.5 million and $42.1 million for the years ended May 31, 2014, 2013 and 2012, respectively. The Company recorded purchases of investments of $29.4 million, $6.4 million and $0.4 million for the years ended May 31, 2014, 2013 and 2012, respectively.

The Company reviews impairments to investment securities quarterly to determine if the impairment is “temporary” or “other-than-temporary.” The Company reviews several factors to determine whether losses are other- than-temporary, including but not limited to (1) the length of time each security was in an unrealized loss position, (2) the extent to which fair value was less than cost, (3) the financial condition and near-term prospects of the issuer, and (4) the Company’s intent and ability to hold each security for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment income on available-for-sale securities included in other (income) expense consists of the following:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Interest income	$1.2	$0.1	$0.4
Dividend income	—	0.2	0.2
Net realized gains	6.6	0.2	2.0

Total investment income	$7.8	$0.5	$2.6

Note 6—Goodwill and Other Intangible Assets.

The Company operates in one reportable segment and evaluates goodwill for impairment at the reporting unit level. The reporting units are based on the Company’s current administrative organizational structure and the availability of discrete financial information.

Fiscal Year 2013 Impairment Charges

During the fourth quarter of fiscal year 2013, the Company recorded a $240.0 million goodwill asset impairment charge related to its Europe reporting unit, primarily related to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to the Company’s prior projections used to establish the fair value of goodwill.

During the fourth quarter of fiscal year 2013, the Company finalized a $327.4 million goodwill and definite and indefinite-lived intangible assets impairment charge related to its dental reconstructive reporting unit, primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends, when compared to the Company’s prior projections used to establish the fair value of goodwill and intangible assets. The impairment charge was a result of the finalization of the Company’s preliminary impairment work as of November 30, 2012.

Fiscal Year 2012 Impairment Charges

During the fourth quarter of fiscal year 2012, the Company recorded a $529.8 million goodwill and definite and indefinite-lived intangible asset impairment charge primarily associated with its spine & bone healing and dental reconstructive reporting units. As of February 29, 2012, the Company concluded that certain indicators were present that suggested impairment may exist for its dental reconstructive reporting unit’s goodwill and intangible assets. The indicators of impairment in the Company’s dental reconstructive reporting unit included evidence of declining industry market growth rates in certain European and Asia Pacific markets and unfavorable margin trends resulting from change in product mix. The impact of these recent items resulted in management initiating an interim preliminary impairment test as of February 29, 2012. However, the preliminary result of this interim test of impairment for the dental reconstructive reporting unit’s goodwill and intangibles was inconclusive during the third quarter of fiscal year 2012. The Company finalized the impairment test during the fourth quarter of fiscal year 2012. During the annual impairment test, described below, the Company’s spine and bone healing reporting unit failed step one. The indicators were primarily due to growth rate declines as compared to prior assumptions.

The Company used the income approach, specifically the discounted cash flow method, to determine the fair value of the dental reconstructive, spine & bone healing and Europe reporting units, or Impaired Reporting Units, and the associated amount of the impairment charges. This approach calculates fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. This methodology is consistent with how the Company estimates the fair value of its reporting units during its annual goodwill and indefinite lived intangible asset impairment tests. In applying the income approach to calculate the fair value of the Impaired Reporting Units, the Company used assumptions about future revenue contributions and cost structures. In addition, the application of the income approach for both goodwill and intangibles requires judgment in determining a risk-adjusted discount rate at the reporting unit level. The Company based this determination on estimates of the weighted-average costs of capital of market participants. The Company performed a peer company analysis and considered the industry the weighted-average return on debt and equity from a market participant perspective.

To calculate the amount of the impairment charge related to the Impaired Reporting Units, the Company allocated the reporting unit’s fair value to all of its assets and liabilities, including certain unrecognized intangible assets, in order to determine the implied fair value of goodwill. This allocation process required judgment and the use of additional valuation assumptions in deriving the individual fair values of the Company’s Impaired Reporting Unit’s assets and liabilities as if the reporting units had been acquired in a business combination.

The Company determines the fair value of intangible assets using an income based approach to determine the fair value. The approach calculates fair value by estimating the after-tax cash flows attributable to the asset and then discounting these after-tax cash flows to a present value using a risk-adjusted discount rate. The calculated fair value is compared to the carrying value to determine if any impairment exists.

The Company performed its annual assessment for impairment as of March 31, 2014 for all six reporting units. The Company utilized a discount rate of 10.4%. Based on the discount rate used in its most recent test for impairment, if the discount rate increased by 1% the fair value of the consolidated company could be lower by approximately $1.2 billion and a decrease in the discount rate of 1% results in an increase in fair value of $1.5 billion. The step one test also includes assumptions derived from competitor market capitalization and beta values as well as the twenty year Treasury bill rate as of March 31, 2014. All reporting units passed step one in fiscal year 2014.

The estimates and assumptions underlying the fair value calculations used in the Company’s annual impairment tests are uncertain by their nature and can vary significantly from actual results. Factors that management must estimate include, but are not limited to, industry and market conditions, sales volume and pricing, raw material costs, capital expenditures, working capital changes, cost of capital, royalty rates and tax rates. These factors are especially difficult to predict when global financial markets are volatile. The estimates and assumptions used in its impairment tests are consistent with those the Company use in its internal planning. These estimates and assumptions may change from period to period. If the Company uses different estimates and assumptions in the future, future impairment charges may occur and could be material.

The Company uses an accelerated method for amortizing customer relationship intangibles, as the value for those relationships is greater at the beginning of their life. The accelerated method was calculated using historical customer attrition rates. The remaining finite-lived intangibles are amortized on a straight line basis. The decrease in the net intangible asset balance is primarily due to amortization, partially offset by the intangibles recorded related to the 2013 Spine Acquisition, which is described in Note 2 – Acquisition.

The following tables summarize the changes in the carrying amount of goodwill:

(in millions)	May 31, 2014	May 31, 2013	May 31, 2012
Beginning of period	$3,600.9	$4,114.4	$4,470.1
Goodwill acquired	42.4	11.9	—
Currency translation	(8.9)	(52.4)	(63.8)
Impairment charge	—	(473.0)	(291.9)

End of period	$3,634.4	$3,600.9	$4,114.4

(in millions)	May 31, 2014	May 31, 2013	May 31, 2012
Gross carrying amount	$5,317.7	$5,284.2	$5,324.7
Accumulated impairment losses	(1,683.3)	(1,683.3)	(1,210.3)

Net carrying amount	$3,634.4	$3,600.9	$4,114.4

Intangible assets consist of the following at May 31, 2014 and 2013:

	May 31, 2014
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core technology	$1,743.3	$(569.8)	$1,173.5
Completed technology	672.0	(262.1)	409.9
Product trade names	208.1	(77.6)	130.5
Customer relationships	2,371.6	(955.9)	1,415.7
Non-compete contracts	4.9	(4.6)	0.3

Sub-total	4,999.9	(1,870.0)	3,129.9
Corporate trade names	309.7	—	309.7

Total	$5,309.6	$(1,870.0)	$3,439.6

	May 31, 2013
(in millions)	Gross Carrying Amount	Impairment Charge	New Carrying Amount	Accumulated Amortization	Impairment Charge	Net Carrying Amount
Core technology	$1,772.6	$(39.0)	$1,733.6	$(481.1)	$4.1	$1,256.6
Completed technology	628.8	(48.5)	580.3	(254.9)	36.7	362.1
Product trade names	204.2	—	204.2	(65.9)	—	138.3
Customer relationships	2,429.5	(46.1)	2,383.4	(828.4)	9.9	1,564.9
Non-compete contracts	4.6	—	4.6	(3.8)	—	0.8

Sub-total	5,039.7	(133.6)	4,906.1	(1,634.1)	50.7	3,322.7
Corporate trade names	319.0	(11.5)	307.5	—	—	307.5

Total	$5,358.7	$(145.1)	$5,213.6	$(1,634.1)	$50.7	$3,630.2

The weighted average useful life of the intangibles at May 31, 2014 is as follows:

Weighted Average Useful Life
Core technology	15 Years
Completed technology	9 Years
Product trade names	13 Years
Customer relationships	14 Years
Non-compete contracts	1 Year
Corporate trade names	Indefinite life

Expected amortization expense, for the intangible assets stated above, for the years ending May 31, 2015 through 2019 is $278.6 million, $273.7 million, $270.0 million, $252.6 million, and $246.6 million, respectively.

Note 7—Debt.

The senior secured credit facilities and all of the notes are guaranteed by Biomet and subject to certain exceptions, each of its existing and future wholly-owned domestic subsidiaries. The asset-based revolving credit facility is guaranteed by the Company and secured, subject to certain exceptions, by a first-priority security interest in substantially all of the Company’s assets and the assets of subsidiary borrowers that consist of all accounts receivable, inventory, cash, deposit accounts, and certain intangible assets. The facilities and notes bear interest at the rates set forth below. Interest is payable in cash. The terms and carrying value of each debt instrument at May 31, 2014 and 2013 are set forth below:

(U.S. dollars and euros in millions)	Maturity Date	Interest Rate	Currency	May 31, 2014	May 31, 2013
Debt Instruments
European facility	No Maturity Date	Interest Free	EUR	€—	€1.8
				$—	$2.3
China facility	January 16, 2016	LIBOR + 2.10%	USD	$—	$6.0
Term loan facility B	March 25, 2015	LIBOR + 3.00%	USD	$103.3	$104.3
Term loan facility B-1	July 25, 2017	LIBOR + 3.50%	USD	$2,959.6	$2,116.8
Term loan facility B	March 25, 2015	LIBOR + 3.00%	EUR	€—	€167.8
				$—	$217.9
Term loan facility B-1	July 25, 2017	LIBOR + 4.00%	EUR	€—	€659.4
				$—	$856.4
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD	$—	$—
Cash flow revolving credit facility	April 25, 2017	LIBOR + 3.50%	USD/EUR	$—	$—
Asset-based revolving credit facility	July 25, 2017	LIBOR + 2.00%	USD	$—	$—
Senior notes	August 1, 2020	6.500%	USD	$1,825.0	$1,825.0
Senior subordinated notes	October 1, 2020	6.500%	USD	$800.0	$800.0
Premium on notes				$32.5	$37.7

Total debt				$5,720.4	$5,966.4

The Company has the option to choose the frequency with which it resets and pays interest on its term loans. The Company currently pays interest on the majority of its term loans and interest rate swaps each month. The remaining term loan and swap interest is paid quarterly. Interest on the 6.500% senior notes due 2020 is paid semiannually in February and August. Interest on the 6.500% senior subordinated notes due 2020 is paid semiannually in April and October.

The Company currently elects to use 1-month LIBOR for setting the interest rates on 90% of its U.S. dollar-denominated term loans. The 1-month LIBOR rate for the majority of the U.S. dollar-denominated term loan and asset-based revolver as of May 31, 2014 was 0.15%. The 3-month LIBOR rate is used on the remainder of the U.S. dollar-denominated term loan and was 0.23% as of May 31, 2014. The Company’s term loan facilities require payments each year in an amount equal to (x) 0.25% of the product of (i) the aggregate principal amount of all dollar-denominated term loans outstanding under the original credit agreement on the closing date multiplied by (ii) a fraction, the numerator of which is the aggregate principal amount of dollar-denominated term B loans outstanding on August 2, 2012 (after giving effect to certain conversions to occur on or after August 2, 2012 pursuant to the amended and restated credit agreement) and the denominator of which is the aggregate principal amount of all outstanding term loans on August 2, 2012 and (y) 0.25% of the aggregate principal amount of all outstanding dollar-denominated term B-1 loans, in each case in equal calendar quarterly installments until maturity of the loan and after giving effect to the application of any prepayments. The total amount of required payments under the Company’s term loan facilities was $31.4 million for the year ended May 31, 2014. The cash flow and asset-based revolving credit facilities and the notes do not have terms for mandatory principal paydowns.

The Company’s revolving borrowing base available under all debt facilities at May 31, 2014 was $689.7 million, which is net of the borrowing base limitations relating to the asset-based revolving credit facility.

As of May 31, 2014, $72.6 million of financing fees related to the Company’s credit agreement and refinancing referenced below remain in long-term assets and continue to be amortized through interest expense over the remaining life of the credit agreement and new debt instruments.

Each of Biomet existing wholly owned domestic subsidiaries fully, unconditionally, jointly, and severally guarantee the 6.500% senior notes due 2020 on a senior unsecured basis and the 6.500% senior subordinated notes due 2020 on a senior subordinated unsecured basis, in each case to the extent such subsidiaries guarantee Biomet’s senior secured credit facilities. LVB is neither an issuer nor guarantor of the notes described within this footnote.

Notes Offerings and Concurrent Tender Offers

On August 8, 2012, Biomet completed its offering of $1,000.0 million aggregate principal amount of new 6.500% senior notes due 2020. Biomet used the net proceeds of that offering to fund a tender offer for any and all of its outstanding 10 3⁄8% / 11 1⁄8% senior PIK toggle notes due 2017 (“Senior Toggle Notes”) including related fees and expenses, to redeem the remaining Senior Toggle Notes not tendered in the tender offer and to redeem $140.0 million aggregate principal amount of the 11 5⁄8% senior subordinated notes due 2017 (“11 5⁄8% Senior Subordinated Notes”). Approximately 70% of the Senior Toggle Notes were tendered in August 2012. The remaining Senior Toggle Notes and $140.0 million aggregate principal amount of the 11 5⁄8% Senior Subordinated Notes were redeemed in September 2012.

On October 2, 2012, Biomet completed its offering of $825.0 million aggregate principal amount of 6.500% senior notes due 2020 as part of a further issuance of 6.500% senior notes due 2020. The Company used the net proceeds of this offering to fund a tender offer for any and all of its 10% senior notes due 2017 (“10% Senior Notes”), including related fees and expenses and to redeem 10% Senior Notes not accepted for purchase in such tender offer. Concurrently with this offering, Biomet also completed an offering of $800.0 million aggregate principal amount of 6.500% senior subordinated notes due 2020. Biomet used the net proceeds of the subordinated notes offering together with cash on hand, to fund a tender offer for up to $800.0 million aggregate principal amount of its 11 5⁄8% Senior Subordinated Notes, including related fees and expenses and to redeem 11 5⁄8% Senior Subordinated Notes not accepted for purchase in such tender offer, $343.4 million in aggregate principal amount of 10% Senior Notes, or approximately 45.12% of the 10% Senior Notes outstanding, were validly tendered and not withdrawn, and $384.2 million aggregate principal amount of 11 5⁄8% Senior Subordinated Notes, or approximately 43.91% of the 11 5⁄8% Senior Subordinated Notes outstanding, were validly tendered and not withdrawn, in each case as of the early tender deadline of October 1, 2012. On November 1, 2012, Biomet redeemed and retired all outstanding 10% Senior Notes and 11  5⁄8% Senior Subordinated Notes not accepted for purchase in the tender offer using cash on hand and asset-based revolver proceeds.

The Company recorded a loss on the retirement of bonds of $155.2 million during the year ended May 31, 2013 in other (income) expense, related to the tender/retirement of the Senior Toggle Notes, 10% Senior Notes and 11 5⁄8% Senior Subordinated Notes. The Company wrote off deferred financing fees related to the tender/retirement of the Senior Toggle Notes, 10% Senior Notes and 11 5⁄8% Senior Subordinated Notes described above and the replacement of the existing cash flow revolvers, asset-based revolver and term loans described below of $17.1 million during the year ended May 31, 2013, in other (income) expense.

Amendment and Restatement Agreement-Senior Secured Credit Facilities

On August 2, 2012, Biomet entered into an amendment and restatement agreement that amended its existing senior secured credit facilities. The amendment (i) extended the maturing of approximately $1,007.2 million of its U.S. dollar-denominated term loans and approximately €631.3 million of its euro-denominated term loans under the credit facility to July 25, 2017 and (ii) refinanced and replaced the then-existing alternative currency revolving credit commitments under the credit facility with a new class of alternative currency revolving credit commitments in an aggregate amount of $165.0 million and refinanced and replaced the then-existing U.S. dollar revolving credit commitments under the credit facility with a new class of U.S. dollar-denominated revolving credit commitments in an aggregate amount of $165.0 million. The new revolving credit commitments will mature on April 25, 2017, except that if as of December 23, 2014, there is an outstanding aggregate principal amount of non-extended U.S. dollar and euro term loans in excess of $200.0 million, then such revolving credit commitments will mature on December 24, 2014. The remaining term loans of the lenders under the senior secured credit facilities who did not elect to extend such loans will continue to mature on March 25, 2015.

Joinder Agreement

On October 4, 2012, LVB, Biomet and certain subsidiaries of Biomet entered into a joinder agreement (the “Joinder”) with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, each lender from time to time party thereto and each of the other parties identified as an “Extending Term Lender.” The Joinder was entered into pursuant to its credit agreement, dated as of September 25, 2007, as amended and restated by the amendment and restatement agreement dated as of August 2, 2012 (the “Amendment”), by and among Biomet, LVB, certain subsidiaries of Biomet, Bank of America, N.A. and each lender from time to time party thereto.

By entering into the Joinder, the joining lenders agreed to extend the maturity of (i) approximately $392.7 million of Biomet’s U.S. dollar-denominated term loans and (ii) approximately €32.9 million of Biomet’s euro-denominated term loans, to July 25, 2017. The term loans extended pursuant to the Joinder are on terms identical to the terms loans that were extended pursuant to the Amendment. The remaining term loans of the lenders who have not elected to extend their loans will mature on March 25, 2015.

Refinancing of Asset-Based Revolving Credit Facility

On November 14, 2012, Biomet replaced and refinanced its asset-based revolving credit facility with a new asset-based revolving credit facility that has a U.S. tranche of up to $400.0 million and a European borrower tranche denominated in euros of up to the euro-equivalent of $100.0 million. The European borrower tranche is secured by certain foreign assets of European subsidiary borrowers and the U.S. borrowers under the U.S. tranche guarantee the obligations of any such European subsidiary borrowers (and such guarantees are secured by the current assets collateral that secures the direct obligations of such U.S. borrowers under such U.S. tranche). On May 31, 2014, the European borrower tranche was closed at the discretion of the Company.

Refinancing of U.S. dollar-denominated Term Loan

On December 27, 2012, Biomet completed a $730.0 million add-on to the extended U.S. dollar-denominated term loan. The proceeds from the add-on were used to refinance the non-extended U.S. dollar-denominated term B loan, which was net of fees associated with the add-on closing. The terms of the add-on are consistent with the terms in the Amendment and Restatement Agreement-Senior Secured Credit Facilities explanation above.

Retirement of euro-denominated Term Loan and Repricing of U.S. dollar-denominated Term B-1 Loan

On September 10, 2013, Biomet retired €167.3 million ($221.4 million) principal amount of its euro-denominated term loan using cash on hand. On September 25, 2013, Biomet completed an $870.5 million U.S. dollar-denominated term loan offering, the proceeds of which were used to retire the remaining euro-denominated term loan principal balance of €657.7 million ($870.2 million). Concurrently with the new $870.5 million U.S. dollar-denominated term loan offering, Biomet also completed a repricing of its existing $2,111.4 million extended U.S. dollar-denominated term loan to LIBOR + 3.50%. The terms of the new term loan are consistent with the existing extended U.S. dollar-denominated term loan.

As of May 31, 2014 and 2013, short-term borrowings consisted of the following:

(in millions)	May 31, 2014	May 31, 2013
Senior secured credit facilities	$133.1	$33.3
Non-U.S. facilities	—	7.0

Total	$133.1	$40.3

Summarized in the table below are the Company’s long-term obligations as of May 31, 2014:

(in millions)	Total	2015	2016	2017	2018	2019	Thereafter
Long-term debt (including current maturities)	$5,720.4	$133.1	$29.8	$29.8	$2,870.2	$—	$2,657.5

The Company currently is restricted in its ability to pay dividends under various covenants of its debt agreements, including its credit facilities and the indentures governing its notes. The Company does not expect for the foreseeable future to pay dividends on its common stock, and did not during fiscal 2014 or fiscal 2013. Any future determination to pay dividends will depend upon, among other factors, its results of operations, financial condition, cash flows, capital requirements, any contractual restrictions and any other considerations the Company’s Board of Directors deems relevant.

Note 8—Fair Value Measurements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurements are principally applied to (1) financial assets and liabilities such as marketable equity securities and debt securities, (2) investments in equity and other securities and (3) derivative instruments consisting of interest rate swaps. These items are marked-to-market at each reporting period to fair value. The information in the following paragraphs and tables primarily addresses matters relative to these financial assets and liabilities.

•	Level 1—Inputs are quoted prices in active markets for identical assets or liabilities. The Company’s Level 1 assets include money market investments and marketable equity securities.

•	Level 2—Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include time deposits, interest rate swaps, pension plan assets (equity securities, debt securities and other) and foreign currency exchange contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

•	Level 3—Inputs are unobservable for the asset or liability. The Company’s Level 3 assets include other equity investments. See the section below titled Level 3 Valuation Techniques for further discussion of how the Company determines fair value for investments classified as Level 3.

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis at May 31, 2014 and 2013:

	Fair Value at	Fair Value Measurement Using Inputs Considered as
(in millions)	May 31, 2014	Level 1	Level 2	Level 3
Assets:
Money market funds	$145.0	$145.0	$—	$—
Time deposits	25.8	—	25.8	—
Pension plan assets	147.5	—	132.5	15.0
Foreign currency exchange contracts	1.1	—	1.1	—
Equity securities	0.5	0.3	—	0.2

Total assets	$319.9	$145.3	$159.4	$15.2

Liabilities:
Interest rate swaps	$20.2	$—	$20.2	$—
Foreign currency exchange contracts	1.3	—	1.3	—

Total liabilities	$21.5	$—	$21.5	$—

	Fair Value at	Fair Value Measurement Using Inputs Considered as
(in millions)	May 31, 2013	Level 1	Level 2	Level 3
Assets:
Money market funds	$93.1	$93.1	$—	$—
Time deposits	31.5	—	31.5	—
Greek bonds	5.6	—	5.6	—
Pension plan assets	137.6	—	137.6	—
Foreign currency exchange contracts	0.5	—	0.5	—
Equity securities	1.4	1.3	—	0.1

Total assets	$269.7	$94.4	$175.2	$0.1

Liabilities:
Interest rate swaps	$54.1	$—	$54.1	$—
Foreign currency exchange contracts	0.6	—	0.6	—

Total liabilities	$54.7	$—	$54.7	$—

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity where the determination of fair value requires significant judgment or estimation. Level 3 investment securities primarily include other equity investments for which there was a decrease in the observation of market pricing. As of May 31, 2014 and 2013, these securities were valued primarily using internal cash flow valuation that incorporates transaction details such as contractual terms, maturity, timing and amount of future cash flows, as well as assumptions about liquidity and credit valuation adjustments of marketplace participants.

The estimated fair value of the Company’s long-term debt, including the current portion, at May 31, 2014 and 2013 was $5,912.9 million and $6,090.4 million, respectively, compared to carrying values of $5,720.4 million. and $5,966.4 million, respectively. The fair value of the Company’s traded debt is considered Level 3 and was estimated using quoted market prices for the same or similar instruments, among other inputs. The fair value of the Company’s variable rate term debt was estimated using Bloomberg composite quotes. In determining the fair values and carrying values, the Company considers the terms of the related debt and excludes the impacts of debt discounts and interest rate swaps.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

During the years ended May 31, 2013 and 2012, the Company measured nonfinancial long-lived assets and liabilities at fair value in conjunction with the impairments of the spine & bone healing, dental and Europe reporting units. The Company used the income approach to measure the fair value of the reporting unit and related intangible assets. See Note 6 for a full description of key assumptions. The inputs used in the impairment fair value analysis fall within Level 3 due to the significant unobservable inputs used to determine fair value. During the year ended May 31, 2014, the Company had no significant measurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note 9—Derivative Instruments and Hedging Activities.

The Company is exposed to certain market risks relating to its ongoing business operations, including foreign currency risk, interest rate risk and commodity price risk. The Company currently manages foreign currency risk and interest rate risk through the use of derivatives.

Derivatives Designated as Hedging Instruments

Foreign Currency Instruments—Certain assets, liabilities and forecasted transactions are exposed to foreign currency risk, primarily the fluctuation of the U.S. dollar against the euro. The Company has hedged a portion of its net investment in its European subsidiaries with the issuance of a €875.0 million (approximately $1,207.4 million at September 25, 2007) principal amount euro term loan on September 25, 2007. Effective September 25, 2013, with the retirement of the euro-denominated term loan discussed in Note 7, the Company no longer has a net investment hedge related to its European subsidiaries. Hedge effectiveness is tested quarterly to determine whether hedge treatment is still appropriate. The Company tests effectiveness on this net investment hedge by determining if the net investment in its European subsidiaries is greater than the outstanding euro-denominated debt balance. Any amount of a derivative instrument designated as a hedge determined to be ineffective is recorded as other (income) expense.

Interest Rate Instruments—The Company uses interest rate swap agreements (cash flow hedges) in both U.S. dollars and euros as a means of fixing the interest rate on portions of its floating-rate debt instruments. As of May 31, 2014, the Company had swap liabilities of $20.2 million, which consisted of $8.8 million short-term, and $11.6 million long-term, partially offset by a $0.2 million credit valuation adjustment. As of May 31, 2013, the Company had swap liabilities of $54.1 million, which consisted of $19.9 million short-term, and $34.8 million long-term, partially offset by a $0.6 million credit valuation adjustment.

The table below summarizes existing swap agreements at May 31, 2014 and 2013:

(U.S. dollars and euros in millions)					Fair Value at	Fair Value at
		Notional			May 31, 2014	May 31, 2013
Structure	Currency	Amount	Effective Date	Termination Date	Asset (Liability)	Asset (Liability)
5 years	EUR(1)	€200.0	September 25, 2012	September 25, 2017	$—	$(11.3)
5 years	EUR(1)	200.0	September 25, 2012	September 25, 2017	—	(11.1)
5 years	USD	$325.0	December 26, 2008	December 25, 2013	—	(3.8)
5 years	USD	195.0	September 25, 2009	September 25, 2014	(1.7)	(6.7)
2 years	USD	190.0	March 25, 2013	March 25, 2015	(1.0)	(1.7)
3 years	USD	270.0	December 27, 2013	September 25, 2016	(5.8)	(5.2)
5 years	USD	350.0	September 25, 2012	September 25, 2017	(6.0)	(7.5)
5 years	USD	350.0	September 25, 2012	September 25, 2017	(5.9)	(7.4)
Credit valuation adjustment					0.2	0.6

Total interest rate instruments					$(20.2)	$(54.1)

(1)	The euro interest rate swaps were terminated during the second quarter of fiscal year 2014.

The interest rate swaps are recorded in other accrued expenses and other long-term liabilities. As a result of cash flow hedge treatment being applied, all unrealized gains and losses related to the derivative instruments are recorded in accumulated other comprehensive income (loss). Hedge effectiveness is tested quarterly to determine if hedge treatment is still appropriate. The tables below summarize the effective portion and ineffective portion of the Company’s interest rate swaps before tax for the years ended May 31, 2014, 2013 and 2012:

(in millions)
Derivatives in cash flow hedging relationship	May 31, 2014	May 31, 2013	May 31, 2012
Interest rate swaps:
Amount of gain (loss) recognized in OCI	$34.0	$22.0	$20.5
Amount of (gain) loss reclassified from accumulated OCI into interest expense (effective portion)	25.3	49.5	69.0
Amount of (gain) loss recognized in other income (expense) (ineffective portion and amount excluded from effectiveness testing)	21.8	—	—

As of May 31, 2014, the effective interest rate, including the applicable lending margin, on 44.24% ($1,355.0 million) of the outstanding principal of the Company’s U.S. dollar term loan was fixed at 5.07% through the use of interest rate swaps. The remaining unhedged balances of the U.S. dollar term loans had effective interest rates of 3.62%. As of May 31, 2014 and 2013, the Company’s effective weighted average interest rate on all outstanding debt, including the interest rate swaps, was 5.37% and 6.29%, respectively.

Derivatives Not Designated as Hedging Instruments

Foreign Currency Instruments—The Company faces transactional currency exposures that arise when it or its foreign subsidiaries enter into transactions, primarily on an intercompany basis, denominated in currencies other than their functional currency. The Company may enter into short-term forward currency exchange contracts in order to mitigate the currency exposure related to these intercompany payables and receivables arising from intercompany trade. The Company does not designate these contracts as hedges; therefore, all forward currency exchange contracts are recorded at their fair value each period, with the resulting gains and losses recorded in other (income) expense. Any foreign currency remeasurement gains or losses recognized in a period are generally offset with gains or losses on the forward currency exchange contracts. As of May 31, 2014, the fair value of the Company’s derivatives not designated as hedging instruments on a gross basis were assets of $1.1 million recorded in prepaid expenses and other, and liabilities of $1.3 million recorded in other accrued expenses.

Note 10—Retirement and Pension Plans.

The Company has a defined contribution profit sharing plan which covers substantially all of the employees, or team members, within the continental U.S. and allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company currently matches 100% of the team member’s contribution, up to a maximum amount equal to 6% of the team member’s compensation. The amounts expensed under this profit sharing plan for the years ended May 31, 2014, 2013 and 2012 were $13.6 million, $12.7 million and $11.6 million, respectively.

The Company’s European executive officers in certain countries were eligible to participate in Europe’s defined contribution plan. Each year, in the Company’s sole discretion, the Company may contribute a percentage of employees’ pensionable salaries based on their age at January 1. The amounts expensed under this profit sharing plan for the years ended May 31, 2014, 2013 and 2012 were $10.3 million, $8.0 million and $7.2 million, respectively.

The Company sponsors various retirement and pension plans, including defined benefit plans, for some of its foreign operations. Many foreign employees are covered by government sponsored programs for which the direct cost to the Company is not significant. Retirement plan benefits are primarily based on the employee’s compensation during the last several years before retirement and the employee’s number of years of service for the Company.

Some foreign subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts or reserves are provided. The Company used May 31, 2014, 2013 and 2012 as the measurement date for the foreign pension plans.

Net periodic benefit costs for the Company’s defined benefit plans include the following components:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Net periodic benefit costs:
Service costs	$5.0	$2.9	$0.6
Interest costs	6.9	6.1	6.3
Expected return on plan assets	(6.9)	(5.1)	(5.6)
Recognized actuarial losses	1.5	2.7	1.6

Net periodic benefit costs:	$6.5	$6.6	$2.9

The following table sets forth information related to the benefit obligation and the fair value of plan assets at May 31, 2014 and 2013 for the Company’s defined benefit retirement plans. The Company maintains no post-retirement medical or other post-retirement plans in the United States.

(in millions)	May 31, 2014	May 31, 2013
Change in Benefit Obligation
Projected benefit obligation—beginning of year	$167.5	$128.1
Service costs	5.0	2.9
Interest costs	6.9	6.1
Plan participant contribution	—	0.4
Actuarial (gains)/losses	9.0	20.1
Benefits paid from plan	(5.9)	(4.2)
Plan amendments	(0.5)	—
Plan settlements	3.6	—
Net transfer in (out)	(23.2)	16.6
Effect of exchange rates	14.9	(2.5)

Projected benefit obligation—end of year	$177.3	$167.5

Accumulated benefit obligation	$168.3	$165.1

Change in Plan Assets
Plan assets at fair value—beginning of year	$137.6	$108.7
Actual return on plan assets	11.1	15.5
Company contribution	9.1	7.6
Plan participant contribution	—	0.4
Benefits paid from plan	(5.9)	(4.0)
Plan settlements	(0.5)	—
Net transfer in (out)	(16.7)	12.1
Effect of exchange rates	12.8	(2.7)

Plan assets at fair value—end of year	$147.5	$137.6

Unfunded status at end of year	$29.8	$29.9

Amounts recognized in the Company’s consolidated balance sheets consist of the following:

(in millions)	May 31, 2014	May 31, 2013
Deferred income tax asset	$9.8	$9.5
Employee related obligations	29.8	29.9
Other comprehensive income (loss)	(11.0)	(10.0)

Amounts expected to be recognized in Net Periodic Cost in the coming year for the Company’s defined benefit retirement plans (in millions)	Year Ended May 31, 2015
Amortization of net actuarial losses	$3.9

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for periods presented and also the net periodic benefit cost for the following years.

	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Discount rate	4.11%	4.00%	4.57%
Expected long-term rate of return on plan assets	4.22%	4.20%	4.51%
Rate increase in compensation levels	2.85%	2.70%	2.58%

The projected future benefit payments from the Company’s defined benefit retirement plans are $5.4 million for fiscal 2015, $5.3 million for fiscal 2016, $5.6 million for fiscal 2017, $5.9 million for fiscal 2018, $6.1 million for fiscal 2019 and $37.3 million for fiscal 2020 to 2024. The Company expects to pay $5.4 million into the plans during fiscal 2015. In certain countries, the funding of pension plans is not a common practice. Consequently, the Company has several pension plans which are not funded.

The Company’s retirement plan asset allocation at May 31, 2014 was 47% to debt securities, 30% to equity securities, and 23% to other. The Company’s retirement plan asset allocation at May 31, 2013 was 45% to debt securities, 31% to equity securities, and 24% to other.

Strategic asset allocations are determined by country, based on the nature of the liabilities and considering demographic composition of the plan participants (average age, years of service and active versus retiree status). The Company’s plans are considered non-mature plans and the long-term strategic asset allocations are consistent with these types of plans. Emphasis is placed on diversifying on a broad basis combined with currency matching the fixed income assets.

Note 11—Accumulated Other Comprehensive Income (Loss).

Accumulated other comprehensive income (loss) includes currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments and changes in pension assets. The Company generally deems its foreign investments to be essentially permanent in nature and does not provide for taxes on currency translation adjustments arising from translating the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred tax liability (asset), if any, resulting from currency translation adjustments.

Accumulated other comprehensive income (loss) and the related components, net of tax, are included in the table below:

(in millions)	Unrecognized actuarial gain (loss)	Foreign currency translation adjustments	Unrealized gain (loss) on interest rate swaps	Unrealized gain (loss) on available-for-sale securities	Accumulated other comprehensive income (loss)
May 31, 2012	$(3.0)	$173.7	$(47.3)	$(0.5)	$122.9
OCI before reclassifications	(7.0)	(138.2)	(18.1)	3.3	(160.0)
Reclassifications	—	—	31.2	—	31.2

May 31, 2013	(10.0)	35.5	(34.2)	2.8	(5.9)
OCI before reclassifications	(1.0)	27.1	5.9	(2.8)	29.2
Reclassifications	—	—	16.0	—	16.0

May 31, 2014	$(11.0)	$62.6	$(12.3)	$—	$39.3

Reclassifications adjustments from OCI are included in the table below:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012	Location on Statement of Operations
Interest rate swaps	$25.3	$49.5	$69.0	Interest expense

The tax effects in other comprehensive income (loss) are included in the tables below:

	Year Ended May 31, 2014
(in millions)	Before Tax	Tax	Net of Tax
Unrecognized actuarial gain (loss)	$11.7	$(12.7)	$(1.0)
Foreign currency translation adjustments	27.4	(0.3)	27.1
Unrealized gain (loss) on interest rate swaps	8.7	(2.8)	5.9
Reclassifications on interest rate swaps	25.3	(9.3)	16.0
Unrealized gain (loss) on available-for-sale securities	(2.8)	—	(2.8)

Other comprehensive income (loss):	$70.3	$(25.1)	$45.2

	Year Ended May 31, 2013
(in millions)	Before Tax	Tax	Net of Tax
Unrecognized actuarial gain (loss)	$(7.1)	$0.1	$(7.0)
Foreign currency translation adjustments	(142.5)	4.3	(138.2)
Unrealized gain (loss) on interest rate swaps	(27.6)	9.5	(18.1)
Reclassifications on interest rate swaps	49.5	(18.3)	31.2
Unrealized gain (loss) on available-for-sale securities	3.4	(0.1)	3.3

Other comprehensive income (loss):	$(124.3)	$(4.5)	$(128.8)

	Year Ended May 31, 2012
(in millions)	Before Tax	Tax	Net of Tax
Unrecognized actuarial gain (loss)	$(3.4)	$(0.8)	$(4.2)
Foreign currency translation adjustments	(79.9)	17.8	(62.1)
Unrealized gain (loss) on interest rate swaps	(48.1)	17.7	(30.4)
Reclassifications on interest rate swaps	69.0	(25.5)	43.5
Unrealized gain (loss) on available-for-sale securities	4.3	—	4.3

Other comprehensive income (loss):	$(58.1)	$9.2	$(48.9)

The tables above have been modified to reflect the retrospective application of ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income for all periods presented.

Note 12—Share-based Compensation and Stock Plans.

The Company expenses all share-based payments to employees and non-employee distributors, including stock options, leveraged share awards and restricted stock units (“RSUs”), based on the grant date fair value over the required award service period using the graded vesting attribution method. As the Company’s common stock is not currently traded on a national securities exchange, the fair market value of the Company’s common shares is determined by the Compensation Committee. For awards with a performance vesting condition, the Company recognizes expense when the performance condition is considered probable to occur. Share-based compensation expense recognized for the years ended May 31, 2014, 2013 and 2012 was

$18.2 million, $38.3 million and $16.0 million, respectively. The increase in the expense for the year ended May 31, 2013 was related to the modification that is described below.

On July 2, 2012, LVB launched a tender offer to eligible employees to exchange all of the stock options and RSUs held by such employees for new stock options and RSUs. Following the expiration of the tender offer on July 30, 2012, LVB accepted for exchange eligible options to purchase an aggregate of 29,821,500 shares of common stock of LVB and eligible RSUs underlying an aggregate of 3,665,000 shares of common stock of LVB. In accordance with the terms and conditions of the tender offer, on July 31, 2012, LVB granted 29,821,500 new options and 10,795,000 new RSUs in exchange for the cancellation of such tendered options and RSUs.

The objective of the tender offer was to provide employees who elected to participate with new options and new RSUs, the terms of which preserve the original incentive effect of the Company’s equity incentive programs in light of market and industry-wide economic conditions. The terms of the new stock options differed in respect to the tendered options principally with respect to:

•	Exercise Price—The exercise price for the new stock options was lowered to the then current fair value of $7.88 per share.
•	Vesting Periods—All prior options that were vested as of the completion date of the tender offer remain vested. All time-vesting options which were unvested as of the completion date of the tender offer will continue to vest on the same schedule on which they were originally granted. All unvested replacement extended time vesting options and modified performance options will vest on a schedule which is generally two years longer than the original vesting schedule, but in no case past 2017.
•	Performance Vesting Threshold—The new modified performance options will vest over the new vesting period if, as of the end of the Company’s most recent fiscal year ending on or prior to such vesting date, Biomet has achieved the EBITDA target for such fiscal year determined by the Compensation Committee of the Board of Directors of the Company on or before the ninetieth (90th) day of such fiscal year and consistent with the Company’s business plan.

The terms of the new RSUs are different from the tendered RSUs with respect to the vesting schedule, performance conditions and settlement. The new RSUs are granted subject to either a time-based vesting or a performance-based vesting requirement. Unlike the exchanged RSUs, the new RSUs do not vest in full on May 31, 2016 regardless of satisfaction of the vesting conditions. In addition, following the termination of employment with the Company, new RSUs, whether vested or unvested, will be forfeited if such employee provides services to any competitor of the Company. In addition, participants holding new RSUs will also receive new awards called management dividend awards representing the right to receive a cash payment. Management dividend awards vest on a one-to-one basis with each new time-based RSU. Vested management dividend awards are paid by cash distributions promptly following each anniversary of the grant date until the earlier of an initial public offering of the Company or the fifth anniversary of the grant date, subject to withholding taxes. Upon termination of employment for any reason, management dividend awards will be forfeited. The new RSUs were granted under the Company’s 2012 Restricted Stock Unit Plan, which was adopted by LVB on July 31, 2012. The maximum number of shares of common stock, par value $0.01 per share, that may be issued under the Company’s 2012 Restricted Stock Unit Plan is 14,000,000, subject to adjustment as described in the Plan. The management dividend awards are accounted for as liabilities.

On March 27, 2013, the Compensation Committee of LVB approved and adopted an Amended LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan. The amendment permits certain participants in the Plan to be eligible to elect to receive a cash award with respect to their vested time-based RSUs subject to certain conditions, including the satisfaction of certain Company performance thresholds with respect to Adjusted EBITDA and unlevered free cash flow. To the extent the Company performance conditions have been satisfied for the applicable fiscal year, eligible participants will be entitled to elect to receive a cash award based on the fair market value of the LVB’s common stock on the first day of the applicable election period, payable in three installments over a two-year period, with respect to their vested time-based restricted stock units and such vested time-based restricted stock unit will be forfeited upon such election. Payment of the cash award is subject to the participants’ continued employment through the payment date (other than with respect to a termination by the Company without cause).

During the second quarter of fiscal year 2013, the distributor options were modified to lower the exercise price to the current fair value of $7.88 per share.

Stock Options

The Company grants stock option awards under the LVB Acquisition, Inc. 2007 Management Equity Incentive Plan (the “2007 LVB Plan”), with the modifications described above. When the 2007 LVB Plan became effective, there were 37,520,000 shares of LVB common stock reserved for issuance in connection with LVB Awards to be granted thereunder. Effective December 31, 2010, the 2007 LVB Plan was amended to increase the authorized share pool by 1,000,000 shares. During the year ended May 31, 2014, stock options were granted with 10-year terms. The fair value is determined by taking the average value assigned to the Company on a quarterly basis by its Principal Stockholders, three of which have SEC periodic reporting requirements. Vesting of employee stock options are split into two categories: 1) time based options-75% of option grants generally vesting ratably over 5 years and 2) performance based options-25% of stock option grants generally vesting over 5 years, contingent upon the Company achieving certain Adjusted EBITDA targets in each of those years. As of May 31, 2014, there were 1,851,173 shares available for issuance under the 2007 LVB Plan.

In 2008, the Board of Directors of LVB adopted an addendum to the 2007 LVB Plan, which provides for the grant of leveraged equity awards in LVB under the 2007 LVB Plan (the “LVB Leveraged Awards,” and together with the LVB Options, the “LVB Awards”) to certain of the Company’s European employees. LVB Leveraged Awards permit participants to purchase shares of LVB common stock using the proceeds of non-recourse loans from LVB, which shares remain subject to forfeiture and other restrictions prior to the participant’s repayment of the loan. LVB leveraged award shares outstanding were 467,963 shares, 504,500 shares and 504,500 shares as of May 31, 2014, 2013 and 2012, respectively.

Upon termination of a participant’s employment, the 2007 LVB Plan provides that any unvested portion of a participant’s LVB Award will be forfeited, and that the vested portion of his or her LVB Award will expire on the earliest of (1) the date the participant’s employment is terminated for cause, (2) 30 days following the date the participant resigns without good reason, (3) 90 days after the date the participant’s employment is terminated either by us for any reason other than cause, death or disability or by the participant with good reason, (4) one year after the date the participant’s employment is terminated by reason of death or disability, or (5) the tenth anniversary of the grant date of the LVB Award.

Prior to receiving shares of LVB common stock (whether pursuant to the exercise of LVB Options, purchased pursuant to an LVB Leveraged Award or otherwise), participants must execute a Management Stockholders’ Agreement, which provides that the shares are subject to certain transfer restrictions, put and call rights, and tag along and drag along rights (and, with respect to certain senior members of management, limited re-offer registration and preemptive rights).

The following table summarizes stock option activity for the years ended May 31, 2014, 2013 and 2012:

	Stock Options	Weighted Average Exercise Price
Outstanding, May 31, 2011	35,024,625	$10.00
Granted	2,594,500	10.00
Forfeitures	(2,867,417)	10.00

Outstanding, May 31, 2012	34,751,708	$10.00
Granted	3,564,600	7.88
Forfeitures	(2,349,019)	7.88

Outstanding, May 31, 2013	35,967,289	$7.88
Granted	2,843,100	8.37
Exercised	162,117	7.88
Forfeitures	(2,303,679)	7.88

Outstanding, May 31, 2014	36,668,827	$8.01

The weighted average fair value of options granted during the years ended May 31, 2014, 2013 and 2012, was $2.03, $2.23 and $1.76, respectively. The Company estimates the fair value of each option primarily using the Black-Scholes option pricing model. Expected volatilities for grants are generally based on historical volatility of the Company’s competitors’ stock. The risk-free rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect at the time of grant. As of May 31, 2014, there was approximately $17.4 million of unrecognized share-based compensation expense related to nonvested employee stock options granted under the Company’s plan and is expected to be recognized over a weighted average period of 2.4 years.

The fair value estimates are based on the following weighted average assumptions:

	May 31, 2014	May 31, 2013
Risk-free interest rate	1.50%	0.69%
Dividend yield	—	—
Expected volatility	24.45%	30.91%
Expected life in years	6.0	6.0

The following table summarizes information about outstanding stock options, as of May 31, 2014 and 2013, that were (a) vested and (b) exercisable:

	Outstanding Stock Options Already Vested and Expected to Vest		Options that are Exercisable
	2014	2013	2014	2013
Number of outstanding options	36,668,827	35,967,289	26,284,126	24,620,247
Weighted average remaining contractual life	5.8 years	6.8 years	5.4 years	6.4 years
Weighted average exercise price per share	$8.01	$7.88	$7.88	$7.88
Intrinsic value	—	—	—	—

Restricted Stock Units

Effective February 10, 2011, the Board of Directors of LVB adopted and approved a Restricted Stock Unit Plan (the “Prior RSU Plan”). Following the expiration of the tender offer with respect to the RSUs described above, the Board of Directors of LVB adopted and approved the LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan (the “New RSU Plan” and, together with the Prior RSU Plan, the “RSU Plans”). The new RSUs issued pursuant to the tender offer were issued under the New RSU Plan. All of the outstanding RSUs issued under the Prior RSU Plan were tendered for exchange pursuant to the tender offer and no RSUs issued under the Prior RSU Plan remain outstanding. The aggregate number of shares available for issuance pursuant to the terms of the New RSU Plan is 14,000,000, up to 10,000,000 of which may be time-based RSUs and up to 4,000,000 of which may be performance-based RSUs. As of May 31, 2014, there were 1,324,375 shares available for issuance under the New RSU Plan. The purpose of the RSU Plans is to provide executives and certain key employees with the opportunity to receive stock-based performance incentives to retain qualified individuals and to align their interests with the interests of the stockholders. Under the terms of the RSU Plans, the Compensation Committee of the Board of Directors may grant participants RSUs each of which represents the right to receive one share of common stock, subject to certain vesting restrictions and risk of forfeiture. Once granted, RSUs are generally expensed over the required service period. The Company continues to record expense for the Prior RSU Plan. The New RSU Plan requires a liquidity event condition and the incremental expense for the New RSU Plan will be expensed once that condition is met.

The following table summarizes RSU activity for the years ended May 31, 2014, 2013 and 2012:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding at May 31, 2011	3,835,000	10.00
Granted	30,000	10.00
Vested	—	—
Forfeited	(200,000)	10.00

Outstanding at May 31, 2012	3,665,000	10.00
Modification impact	(3,665,000)	10.00
Granted	13,631,500	7.88
Vested	—	0.00
Forfeited	(578,000)	7.88

Outstanding at May 31, 2013	13,053,500	7.88
Granted	643,500	8.56
Vested	—	—
Forfeited	(1,021,375)	7.88

Outstanding at May 31, 2014	12,675,625	7.91

The RSUs are measured at their grant date fair value. The expense is recognized for the RSUs ultimately expected to vest, using the straight line method over the service period, which is estimated at approximately five years from the initial grant date. As of May 31, 2014, there was approximately $12.4 million of unrecognized share-based compensation expense related to nonvested RSUs granted under the RSU Plan and is expected to be recognized over a weighted average period of 2.0 years, additionally $80.3 million of expense will be recognized if certain liquidity events occur as detailed in the RSU Plan Agreement.

Note 13—Income Taxes.

The components of loss before income taxes are as follows:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Domestic	$(309.0)	$(747.4)	$(796.1)
Foreign	269.1	6.3	205.3

Total	$(39.9)	$(741.1)	$(590.8)

The income tax benefit is summarized as follows:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Current:
Federal	$43.9	$13.7	$(9.5)
State	8.4	6.8	3.0
Foreign	70.6	35.5	42.6

Sub-total	122.9	56.0	36.1
Deferred:
Federal	(118.7)	(169.3)	(83.6)
State	(86.6)	11.9	(0.9)
Foreign	(33.4)	(16.3)	(83.6)

Sub-total	(238.7)	(173.7)	(168.1)

Total income tax benefit	$(115.8)	$(117.7)	$(132.0)

A reconciliation of the statutory federal income tax rate to the Company’s U.S. effective tax rate is as follows:

	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Income tax computed at U.S. statutory rate	$(14.0)	$(259.4)	$(206.8)
State taxes, net of federal deduction	(18.5)	(13.3)	(3.0)
Effect of foreign taxes	(62.5)	(11.9)	(6.5)
Change in liability for uncertain tax positions	69.5	19.3	(21.9)
Goodwill impairment	—	166.0	102.2
Change in tax laws and rates	(10.9)	14.8	(15.4)
Tax on foreign earnings, net of foreign tax credits	(38.6)	(43.7)	52.6
Nondeductible/nontaxable items	(24.2)	4.1	(23.6)
Adjustment of prior estimates	13.3	3.7	(22.6)
Change in valuation allowance	(32.4)	—	(0.4)
Other	2.5	2.7	13.4

Income tax computed at effective worldwide tax rates	$(115.8)	$(117.7)	$(132.0)

The components of the net deferred income tax assets and liabilities at May 31, 2014 and 2013 are as follows:

(in millions)	May 31, 2014	May 31, 2013
Deferred income tax assets:
Accounts receivable	$11.3	$14.1
Inventories	86.7	68.8
Reserves and accrued expenses	120.4	85.7
Tax benefit of net operating losses, tax credits and other carryforwards	109.1	106.3
Future benefit of uncertain tax positions	15.9	13.0
Stock-based compensation	62.4	55.7
Unrealized mark-to-mark and currency gains and losses	9.9	33.9
Federal effect of state tax	8.2	35.4
Other	18.7	(23.9)

Deferred income tax assets	442.6	389.0
Less: Valuation allowance	(16.7)	(68.8)

Total deferred income tax assets	425.9	320.2
Deferred income tax liabilities:
Property, plant, equipment and intangibles	(1,234.8)	(1,316.2)
Unremitted foreign earnings	—	(4.4)
Other	(9.8)	(9.5)

Total deferred income tax liabilities	(1,244.6)	(1,330.1)

Total net deferred income tax liabilities	$(818.7)	$(1,009.9)

The Company’s deferred tax assets include federal, state, and foreign net operating loss carryforwards of $5.8 million, $64.2 million ($41.7 million, net of federal benefit) and $13.6 million, respectively. Federal net operating loss carryforwards available are $16.6 million, which begin to expire in 2033. The Company believes it is more likely than not that it will be able to utilize the federal and state net operating loss carryforwards. The state and foreign net operating loss carryforwards are from various jurisdictions with various carryforward periods.

Deferred tax assets related to tax credits and other carryforwards total $25.5 million as of May 31, 2014. This includes a deferred tax asset for foreign tax credit carryforwards in the amount of $15.2 million, which begin to expire in 2024. The Company believes it is more likely than not that it will be able to utilize the foreign tax credit carryforwards.

As of May 31, 2014, the Company has a $16.7 million valuation allowance against deferred tax assets. This valuation allowance consists of $5.0 million relating to net deferred tax assets for unrealized losses on investments and $11.7 million for net deferred tax assets related to state and foreign net operating losses that management believes, more likely than not, will not be realized.

As of May 31, 2013, a valuation allowance of approximately $59.2 million ($38.5 million, net of federal benefit) was recorded against separate state net operating losses (“NOLs”) of $62.5 million. As a result of state tax restructuring during the year ended May 31, 2014, these separate state NOLs are now expected to be fully utilized to offset projected state income taxes within the carryforward period. Thus, the valuation allowance against those NOLs was released as of May 31, 2014.

The Company has not historically provided for U.S. or additional foreign taxes on the excess of the amount of financial reporting over the tax basis of investments in non-U.S. subsidiaries. A company is not required to recognize a deferred tax liability for the outside basis difference of an investment in a non-U.S. subsidiary or a non-U.S. corporate joint venture that is essentially permanent in duration, unless it becomes apparent that such difference will reverse in the foreseeable future. The excess of financial reporting basis over tax basis of investments in non-U.S. subsidiaries is primarily attributable to the financial restatement of the carrying amount of these investments due to the Merger, adjusted for subsequent accumulation of earnings and losses. It is the Company’s practice and intention to continue to permanently reinvest a substantial portion of the reported earnings of its non-U.S. subsidiaries in non-U.S. operations. It is also the Company’s practice and intention to continue to permanently reinvest a substantial portion of the excess cash generated by its non-U.S. subsidiaries. Currently, there are no plans to divest any of the Company’s investments in non-U.S. subsidiaries. As of May 31, 2014, the Company has an accumulated book loss in its non-U.S. subsidiaries. Therefore, there are no undistributed earnings to disclose. To the extent it is determined that the book tax basis difference could reverse in the foreseeable future, other than related to undistributed earnings, the Company will record a deferred tax liability reflecting the estimated amount of tax that will be payable due to such reversal. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate repatriation of portions of the earnings currently treated as permanently reinvested, under current tax laws an additional tax provision may be required which could have a material effect on our financial results.

As of May 31, 2014, the Company anticipates there will be no decrease in the financial reporting over the tax basis of investments in non-U.S. subsidiaries in the foreseeable future that will result in either a cash tax liability, utilization of a tax attribute previously recorded on the balance sheet or generation of additional tax attributes. Accordingly, the Company has reduced its deferred tax liability related to unremitted foreign earnings from $4.4 million at May 31, 2013 to zero at May 31, 2014.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Unrecognized tax benefits, beginning of period	$78.4	$63.0	$90.9
Addition based on tax positions related to the current year	60.5	14.1	10.9
Addition (reduction) for tax positions of prior periods	4.1	1.3	(14.8)
Reduction related to settlements with tax authorities	(1.0)	—	(0.1)
Reduction related to lapse of statute of limitations	—	0.0	(23.9)

Unrecognized tax benefits, end of period	$142.0	$78.4	$63.0

Included in the amount of unrecognized tax benefits at May 31, 2014 and 2013 are $132.9 million and $70.4 million, respectively, of tax benefits that would impact the Company’s effective tax rate, if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Related to unrecognized tax benefits noted above, the Company accrued interest of $5.2 million and $3.8 million during the years ended May 31, 2014 and 2013, respectively. As of May 31, 2014 and 2013, the Company has recognized a liability for interest of $19.0 million and $14.4 million, respectively. The Company accrued and recognized an immaterial amount of penalties for the years disclosed.

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Australia, Canada, China, France, Germany, Japan, Luxembourg, the Netherlands, Spain, the United Kingdom and the United States. In addition, certain state and foreign tax returns are under examination by various regulatory authorities. The Company is no longer subject to U.S. federal income tax examinations for the fiscal years prior to and including the year ended May 31, 2010.

The Company regularly reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements. As of May 31, 2014, the Company does not anticipate a significant change in its worldwide gross liabilities for unrecognized tax benefits within the succeeding twelve months.

Note 14—Segment Reporting.

The Company operates in one reportable segment, musculoskeletal products, which includes the designing, manufacturing and marketing of knees; hips; sports, extremities and trauma (“S.E.T.”); spine, bone healing and microfixation; dental; and cement, biologics and other products. Other products consist primarily of general instruments and operating room supplies. The Company operates in various geographies. These geographic markets are comprised of the United States, Europe and International. Major markets included in the International geographic market are Canada, Latin America and the Asia Pacific region.

Net sales by product category for the years ended May 31, 2014, 2013 and 2012 were as follows:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Net sales by product:
Knees	$995.7	$940.0	$941.8
Hips	649.2	632.7	633.0
S.E.T.	647.5	600.1	361.6
Spine, Bone Healing and Microfixation	446.7	408.8	411.5
Dental	259.1	257.0	267.7
Cement, Biologics and Other	225.2	214.3	222.5

Total	$3,223.4	$3,052.9	$2,838.1

Net sales by geography for the years ended May 31, 2014, 2013 and 2012 were as follows:

(in millions)	Year Ended May 31, 2014	Year Ended May 31, 2013	Year Ended May 31, 2012
Net sales by geography:
United States	$1,970.4	$1,862.2	$1,713.3
Europe	772.0	710.2	702.7
International(1)	481.0	480.5	422.1

Total	$3,223.4	$3,052.9	$2,838.1

(1)	International primarily includes Canada, Latin America and the Asia Pacific region.

Long-term assets by geography as of May 31, 2014 and 2013 were as follows:

(in millions)	May 31, 2014	May 31, 2013	May 31, 2012
Long-term assets(1) by geography:
United States	$396.9	$336.8	$306.8
Europe	241.4	255.7	224.3
International	77.7	72.7	62.5

Total	$716.0	$665.2	$593.6

(1)	Defined as property, plant and equipment.

Note 15—Restructuring.

The Company recorded $53.7 million, $5.7 million and $19.5 million in restructuring costs during the years ended May 31, 2014, 2013 and 2012, respectively. During fiscal years 2013 and 2012 the expense is employee severance costs, with fiscal year 2014 including both employee severance costs and plant closure costs. The expense during fiscal 2014 and 2013 resulted primarily from the planned closures of the Swindon, United Kingdom manufacturing facility and the Le Locle, Switzerland manufacturing facility. The expense during fiscal 2012 resulted primarily from the global reconstructive products reorganization program and the planned closure of the Swindon, United Kingdom manufacturing facility. These restructuring charges were recorded within cost of sales, selling, general and administrative expense, and research and development expense and other accrued expenses. A summary of the severance and benefit costs in the periods presented is as follows:

(in millions)	Restructuring Costs
Restructuring Accrual:
Balance at May 31, 2011	$5.9
Costs incurred and charged to expense	19.5
Costs paid or otherwise settled	(14.2)
Non-cash adjustments(1)	(1.7)

Balance at May 31, 2012	9.5

Costs incurred and charged to expense	5.7
Costs paid or otherwise settled	(6.4)
Non-cash adjustments(1)	0.1

Balance at May 31, 2013	8.9

Costs incurred and charged to expense	53.7
Costs paid or otherwise settled	(22.3)
Non-cash adjustments(1)	2.2

Balance at May 31, 2014	$42.5

(1)	Primarily related to foreign currency fluctuations.

Note 16—Contingencies.

The Company is involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product liability, governmental investigations, intellectual property, commercial litigation and other matters. The outcomes of these matters will generally not be known for an extended period of time. In certain of the legal proceedings, the claimants seek damages, as well as other compensatory relief, which could result in the payment of significant claims and settlements. For legal matters for which management has sufficient information to reasonably estimate the Company’s future obligations, a liability representing management’s best estimate of the probable cost, or the minimum of the range of probable losses when a best estimate within the range is not known, for the resolution of these legal matters is recorded. The estimates are based on consultation with legal counsel, previous settlement experience and settlement strategies. The Company’s accrual for contingencies, except for claims associated with metal-on-metal hip products was $39.1 million and $40.0 million at May 31, 2014 and 2013, respectively, and primarily relate to certain product liability claims and the Massachusetts U.S. Department of Justice EBI products investigation described below.

Other than the Massachusetts U.S. Department of Justice EBI products investigation, claims associated with metal-on-metal hips and certain product liability claims, for which the estimated loss is included in the accrual amounts disclosed within this footnote, the relatively early stages of the other governmental investigations and other product liability claims described below, and the complexities involved in these matters, the Company is unable to estimate a possible loss or range of possible loss for such matters until the Company knows, among other factors, (i) what claims, if any will survive dispositive motion practice, (ii) the extent of the claims, including the size of any potential class, particularly when damages are not specified or are indeterminate, (iii) how the discovery process will affect the litigation, (iv) the settlement posture of the other parties to the litigation and (v) any other factors that may have a material effect on the litigation.

U.S. Securities and Exchange Commission (“SEC”) Investigation

On September 25, 2007, Biomet received a letter from the SEC informing the Company that it was conducting an investigation regarding possible violations of the Foreign Corrupt Practices Act, or FCPA, in the marketing and sale of medical devices in certain foreign countries by companies in the medical devices industry. The FCPA prohibits domestic concerns, including U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents, from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining an improper advantage. This law also requires issuers of publicly registered securities to maintain records which fairly and accurately reflect transactions and to maintain an adequate system of internal controls. In many countries, hospitals and clinics are government-owned and, therefore, healthcare professionals employed by such hospitals and clinics, with whom the Company regularly interacts, may meet the definition of a foreign official for purposes of the FCPA. On November 9, 2007, the Company received a letter from the DOJ requesting that any information provided to the SEC also be provided to the DOJ on a voluntary basis.

On March 26, 2012, Biomet resolved the DOJ’s and SEC’s investigations by entering into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (“DOJ”) and a Consent to Final Judgment (“Consent Agreement”) with the SEC. Pursuant to the DPA, the DOJ has agreed to defer prosecution of Biomet in connection with this matter, provided that Biomet satisfies its obligations under the agreement over the term of the DPA. The DOJ has further agreed to not continue its prosecution and seek to dismiss its indictment should Biomet satisfy its obligations under the agreement over the term of the DPA. The DPA has a three-year term but provides that it may be extended in the sole discretion of the DOJ for an additional year. Pursuant to the Consent, Biomet consented to the entry of a Final Judgment which, among other things, permanently enjoined Biomet from violating the provisions of the Foreign Corrupt Practices Act.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor has been appointed to review Biomet’s compliance with the DPA, particularly in relation to Biomet’s international sales practices, for at least the first 18 months of the three-year term of the DPA. The monitor has divided his review into two phases. The first phase consisted of the monitor familiarizing himself with our global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of our compliance program based on that review. The second phase commenced in June 2013 and consists of the monitor testing implementation of his recommended enhancements to our compliance program. The monitor recently identified that certain of the Company’s compliance enhancements have been implemented too recently to be satisfactorily tested, and the Company continues to work with the monitor to allow for such transactional testing. The Consent Biomet entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor. Compliance with the DPA requires substantial cooperation of the Company’s employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters.

Biomet agreed to pay a monetary penalty of $17.3 million to resolve the charges brought by the DOJ. The terms of the DPA and the associated monetary penalty reflect Biomet’s full cooperation throughout the investigation. Biomet further agreed in its Consent to disgorge profits and pay prejudgment interest in the aggregate amount of $5.6 million.

In October 2013, Biomet became aware of certain alleged improprieties regarding its operations in Brazil and Mexico. Biomet retained counsel and other experts to investigate both matters. Based on the results of the investigation, Biomet terminated, suspended or otherwise disciplined certain of the employees and executives involved in these matters, and took certain other remedial measures. Additionally, pursuant to the terms of the DPA, in April 2014, Biomet disclosed these matters to the independent compliance monitor and to the DOJ and SEC.

On July 2, 2014, the SEC issued a subpoena to Biomet requiring that Biomet produce certain documents relating to such matters. Moreover, pursuant to the DPA, the DOJ has sole discretion to determine whether conduct by Biomet constitutes a violation or breach of the DPA. If the DOJ determines that the conduct underlying these investigations constitutes a violation or breach of the DPA, the DOJ could, among other things, extend or revoke the DPA or prosecute Biomet and/or the involved employees and executives. Biomet continues to cooperate with the SEC and DOJ and expects that discussions with the SEC and the DOJ will continue.

U.S. Department of Justice EBI Products Investigations and Other Matters

In June 2013, Biomet received a subpoena from the U.S. Attorney’s Office for the District of New Jersey requesting various documents relating to the fitting of custom-fabricated or custom-fitted orthoses, or bracing, to patients in New Jersey, Texas and Washington. The Company has produced responsive documents and is fully cooperating with the request of the U.S. Attorney’s Office. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In February 2010, Biomet received a subpoena from the Office of the Inspector General of the U.S. Department of Health and Human Services requesting various documents relating to agreements or arrangements between physicians and the Company’s Interpore Cross subsidiary for the period from 1999 through the present and the marketing and sales activities associated with Interpore Cross’ spinal products. Biomet is cooperating with the request of the Office of the Inspector General. The Company can make no assurances as to the time or resources that will be needed to devote to this inquiry or its final outcome.

In April 2009, Biomet received an administrative subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting various documents relating primarily to the Medicare reimbursement of and certain business practices related to the Company’s EBI subsidiary’s non-invasive bone growth stimulators. It is the Company’s understanding that competitors in the non-invasive bone growth stimulation market received similar subpoenas. The Company received subsequent subpoenas in connection with the investigation in September 2009, June 2010, February 2011 and March 2012 along with several informal requests for information. Biomet has produced responsive documents and is fully cooperating in the investigation.

In April 2009, the Company became aware of a qui tam complaint alleging violations of the federal and various state False Claims Acts filed in the United States District Court for the District of Massachusetts, where it is currently pending. Biomet, LVB, and several of the Company’s competitors in the non-invasive bone growth stimulation market were named as defendants in this action. The allegations in the complaint are similar in nature to certain categories of requested documents in the above-referenced administrative subpoenas. The U.S. government has not intervened in the action. The Company is vigorously defending this matter and intends to continue to do so. The Company can make no assurances as to the time or resources that will be needed to devote to this investigation or its final outcome.

U.S. Department of Justice Civil Division Investigation

In September 2010, Biomet received a Civil Investigative Demand (“CID”) issued by the U.S. Department of Justice—Civil Division pursuant to the False Claims Act. The CID requests that the Company provide documents and testimony related to allegations that Biomet, OtisMed Corp. and Stryker Corp. have violated the False Claims Act relating to the marketing of, and payment submissions for, OtisMed’s OtisKnee®

(a registered trademark of OtisMed Corporation) knee replacement system. The Company has produced responsive documents and is fully cooperating in the investigation.

Product Liability

The Company has received claims for personal injury associated with its metal-on-metal hip products. The Company’s accrual for contingencies for claims associated with metal-on-metal hip products at May 31, 2014 and 2013 is $123.5 million and $23.5 million, respectively. The pre-trial management of certain of these claims has been consolidated in a multi-district proceeding in a federal court in South Bend, Indiana. Certain other claims are pending in various state courts. The Company believes the number of claims continues to increase incrementally due to the negative publicity regarding metal-on-metal hip products generally. The Company believes it has data that supports the efficacy and safety of its metal-on-metal hip products, and the Company intends to vigorously defend itself in these matters. The Company currently accounts for these claims in accordance with its standard product liability accrual methodology on a case by case basis. Given the substantial or indeterminate amounts sought in these matters, and the inherent unpredictability of such matters, an adverse outcome in these matters in excess of the amounts included in the Company’s accrual for contingencies could have a material adverse effect on our financial condition, results of operations and cash flow.

The Company accrues anticipated costs of settlement, damages, and loss of product liability claims based on historical experience or to the extent specific losses are probable and estimable. If the estimate of a probable loss is in a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. Such estimates and any subsequent changes in estimates may result in adjustments to the Company’s operating results in the future. The Company has self-insured reserves against product liability claims with insurance coverage above the retention limits. There are various other claims, lawsuits and disputes with third parties, investigations and pending actions involving various allegations against it. Product liability claims are routinely reviewed by the Company’s insurance carriers and management routinely reviews all claims for purposes of establishing ultimate loss estimates.

As of August 8, 2014, the Company is a defendant in 2,434 product liability lawsuits relating to metal-on-metal hip implants, most of which were filed in 2014. The majority of these cases involve the M2a-Magnum hip system, 502 cases involve the M2a-38 hip system, 93 involve the M2a-Taper system, and 15 involve the M2a-Ringloc system. The cases are currently venued in various state and federal courts. 2,322 federal cases have been consolidated in one multi-district proceeding in the U.S. District Court for the Northern District of Indiana. The Company has seen a decrease in the number of claims filed since the last date to participate in the settlement reached in the multi-district litigation involving our metal-on-metal hip systems expired in April 2014.

On February 3, 2014, the Company announced the settlement of the Multi-District Litigation entitled MDL 2,391 - In Re: Biomet M2a-Magnum Hip Implant Product Liability Litigation. Lawsuits filed in the MDL by April 15, 2014 may participate in the settlement. The Company continues to evaluate the inventory of lawsuits in the MDL pursuant to the categories and procedures set forth in the settlement agreement, and as such the final payment amount is uncertain. As of May 31, 2014, the Company accrued $123.5 million for contingencies associated with metal-on-metal hip products, which is increased from $50.0 million as of November 30, 2013.

The Company believes that the payments under the settlement will exhaust its self-insured retention under the Company’s insurance program, which is $50.0 million. If this should occur, the Company would submit an insurance claim for the amount by which ultimate losses under the settlement exceed the self-insured retention amount. The Company maintains $100.0 million of third-party insurance coverage. The Company’s insurance carriers have been placed on notice of the claims associated with metal-on-metal hip products that are subject to the settlement and have been placed on notice of the terms of the settlement. As is customary in these situations, certain of the Company’s insurance carriers have reserved all rights under their respective policies. The Company has received a letter from one of its carriers denying coverage, and certain of its other insurance carriers could also deny coverage for some or all of the Company’s insurance claims. The Company continues to believe its contracts with the insurance carriers are enforceable for these claims and the settlement agreement. However, the Company would be responsible for any amounts that its insurance carriers do not cover or for the amount by which ultimate losses exceed the amount of the Company’s third-party insurance coverage. The settlement does not affect certain other claims relating to the Company’s metal-on-metal hip products that are pending in various state courts, or other claims that may be filed in the future. The Company is currently assessing any potential receivables to be recorded for recoveries from the insurance carriers. As of May 31, 2014 no receivable has been recorded.

Future revisions in the Company’s estimates of these provisions could materially impact its results of operations and financial position. The Company uses the best information available to determine the level of accrued product liabilities, and the Company believes its accruals are adequate.

Intellectual Property Litigation

On May 3, 2013, Bonutti Skeletal Innovations LLC, a company formed to hold certain patents acquired from Dr. Peter M. Bonutti and an affiliate of patent licensing firm Acacia Research Group LLC, filed suit against us in the U.S. District Court for the Eastern District of Texas, alleging a failure to pay royalties due under a license agreement with Dr. Bonutti, misuse of confidential information and infringement of U.S. Patent Nos. 5,921,986; 6,099,531; 6,423,063; 6,638,279; 6,702,821; 7,070,557; 7,087,073; 7,104,996; 7,708,740; 7,806,896; 7,806,897; 7,828,852; 7,931,690; 8,133,229; and 8,147,514. Prior to the filing of this lawsuit, on March 8, 2013, the Company filed a complaint for declaratory judgment with the U.S. District Court for the Northern District of Indiana seeking a judgment of non-infringement and invalidity of the patents at issue, and Acacia Research Group LLC entered counterclaims of infringement seeking damages in an amount yet to be determined and injunctive relief. On September 17, 2013, the May 3, 2013 case filed in the Eastern District of Texas was dismissed. On March 31, 2014, the Company entered into a Settlement and License Agreement with Bonutti Skeletal Innovations LLC settling all claims related to U.S. Patents 5,921,986, 6,638,279, 7,070,557, 7,087,073, and 8,147,514 for a one-time payment, and on June 25, 2014, the U.S. District Court for the Northern District of Indiana issued an order dismissing the claims related to these patents with prejudice. The Company is vigorously defending this matter and believes that its defenses against infringement for the patents remaining in the suit are valid and meritorious. The Company can make no assurances as to the time or resources that will be needed to devote to this litigation or its final outcome.

In December 2008, Heraeus Kulzer GmbH (“Heraeus”), initiated legal proceedings in Germany against Biomet, Biomet Europe BV and certain other subsidiaries, alleging that Biomet and Biomet Europe BV misappropriated Heraeus trade secrets when developing Biomet Europe’s Refobacin and Biomet Bone Cement line of cements, which are referred to as European Cements in this consent solicitation statement/prospectus. The lawsuit sought to preclude the defendants from producing, marketing and offering for sale their current line of European Cements and to compensate Heraeus for any damages incurred (alleged to be in excess of €30.0 million). On December 20, 2012, the trial court dismissed Biomet, Biomet Europe BV, Biomet Deutschland GmbH and other defendants from the lawsuit. Biomet Orthopaedics Switzerland GmbH was the only Biomet entity remaining as a defendant.

Following an appeal by Heraeus, on June 5, 2014, the German appeals court (i) enjoined Biomet, Biomet Europe BV and Biomet Deutschland GmbH from manufacturing, selling or offering the European Cements to the extent they contain certain raw materials in particular specifications; (ii) held the defendants jointly and severally liable to Heraeus for any damages from the sale of European Cements since 2005 and (iii) ruled that no further review may be sought. Damages have not been determined. The judgment is not final and the defendants will seek review (including review of the appeals court ruling that no further review may be sought) from Germany’s Supreme Court. The defendants issued a bank guaranty in favor of Heraeus for €11.25 million in order to stay the judgment. During the pendency of the stay, the defendants were entitled to continue the manufacture, marketing, sale and offering of European Cements in their current composition. On July 3, 2014, Heraeus offered security and may now execute the judgment in Germany at any time. If Heraeus were to execute the judgment, Biomet, Biomet Europe BV and Biomet Deutschland GmbH would be immediately enjoined from the manufacture, marketing, sale and offering of European Cements in Germany. While Heraeus has indicated that it intends to take the position that the judgment would prohibit the manufacture, marketing, sale and offering of European Cements outside of Germany as well, Biomet, Biomet Europe BV and Biomet Deutschland GmbH will vigorously contest any attempt to extend the effect of the judgment beyond Germany.

No prediction can be made as to the likelihood of review being granted by Germany’s Supreme Court nor can any assurance be made as to the time or resources that will be needed to devote to this litigation or its final outcome.

Other Matters

There are various other claims, lawsuits, disputes with third parties, investigations and pending actions involving various allegations against the Company incident to the operation of its business, principally product liability and intellectual property cases. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for losses that are deemed to be probable and subject to reasonable estimate.

Based on the advice of the Company’s counsel in these matters, it is unlikely that the resolution of any of these matters and any liabilities in excess of amounts provided will be material to the Company’s financial position, results of operations or cash flows.

Note 17—Related Parties.

Management Services Agreement

Upon completion of the 2007 Acquisition, Biomet entered into a management services agreement with certain affiliates of the Principal Stockholders, pursuant to which such affiliates of the Principal Stockholders or their successors assigns, affiliates, officers, employees, and/or representatives and third parties (collectively, the “Managers”) provide management, advisory, and consulting services to the Company. Pursuant to such agreement, the Managers received a transaction fee equal to 1% of total enterprise value of the 2007 Acquisition for the services rendered by such entities related to the 2007 Acquisition upon entering into the agreement, and the Principal Stockholders receive an annual monitoring fee equal to 1% of the Company’s annual Adjusted EBITDA (as defined in the credit agreement) as compensation for the services rendered and reimbursement for out-of-pocket expenses incurred by the Managers in connection with the agreement and the 2007 Acquisition. The Company is required to pay the Principal Stockholders the monitoring fee on a quarterly basis in arrears. The total amount of Principal Stockholder fees was $11.1 million, $11.0 million and $10.3 million for the years ended May 31, 2014, 2013 and 2012, respectively. The management services agreement includes customary exculpation and indemnification provisions in favor of the Managers and their affiliates. The Company is also required by the management services agreement to pay certain subsequent fees for advice rendered in connection with financings or refinancings (equity or debt), acquisitions, dispositions, spin-offs, split-offs, dividends, recapitalizations, an initial underwritten public offering and change of control transactions involving the Company. Upon completion of the Zimmer Merger, which represents a change in control, the Company expects to pay a one-time fee to affiliates of its Principal Stockholders in the amount of $88.0 million.

Amended and Restated Limited Liability Company Operating Agreement of Holdings

On September 27, 2007, certain investment funds associated with or designated by the Principal Stockholders, or the Principal Stockholder Funds, entered into an amended and restated limited liability company operating agreement, or the “LLC Agreement,” in respect of Holdings. The LLC Agreement contains agreements among the parties with respect to the election of the Company’s directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in the Company and other corporate governance provisions (including the right to approve various corporate actions).

Pursuant to the LLC Agreement, each of the Principal Stockholders has the right to nominate, and has nominated, two directors to Biomet’s and LVB’s Board of Directors and also is entitled to appoint one non-voting observer to Biomet’s and LVB’s Board of Directors for so long as such Principal Stockholder remains a member of Holdings. In addition to their right to appoint non-voting observers to Biomet’s and LVB’s Board of Directors, certain of the Principal Stockholder Funds have certain other management rights to the extent that any such Principal Stockholder Fund is required to operate as a “venture capital operating company” as defined in the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations. Each Principal Stockholder’s right to nominate directors is freely assignable to funds affiliated with such Principal Stockholder, and is assignable to non-affiliates of such Principal Stockholder only if the assigning Principal Stockholder transfers its entire interest in Holdings not previously transferred and only with the prior written consent of the Principal Stockholders holding at least 70% of the membership interests in Holdings, or “requisite Principal Stockholder consent”. In addition to their rights under the LLC Agreement, the Principal Stockholders may also appoint one or more persons unaffiliated with any of the Principal Stockholders to the Board of Directors. Following Purchaser’s purchase of the Shares tendered in the Offer, the Principal Stockholders jointly appointed Dane A. Miller, Ph.D. to the Board of Directors in addition to the two directors appointed by each of the Principal Stockholders. In addition, as provided under the LLC Agreement, Jeffrey R. Binder, the CEO of Biomet serves on Biomet’s and LVB’s Board of Directors.

Pursuant to the LLC Agreement, each director has one vote for purposes of any Board of Directors action, and all decisions of the Board of Directors require the approval of a majority of the directors designated by the Principal Stockholders. In addition, the LLC Agreement provides that certain major decisions regarding the Company or its parent companies require the requisite Principal Stockholder consent.

The LLC Agreement includes certain customary agreements with respect to restrictions on the issuance or transfer of interests in Biomet and LVB, including preemptive rights, tag-along rights and drag-along rights.

The Co-Investors have also been admitted as members of Holdings, both directly and through Principal Stockholder-controlled investment vehicles. Although the Co-Investors are therefore parties to the LLC Agreement, they have no rights with respect to the election of Biomet’s or LVB’s directors or the approval of its corporate actions.

The Principal Stockholders have also caused Holdings and LVB to enter into an agreement with the Company obligating the Company and LVB to take all actions necessary to give effect to the corporate governance, preemptive rights, transfer restriction and certain other provisions of the LLC Agreement, and prohibiting the Company and LVB from taking any actions that would be inconsistent with such provisions of the LLC Agreement.

Registration Rights Agreement

The Principal Stockholder Funds and the Co-Investors also entered into a registration rights agreement with Holding, LVB and Biomet upon the closing of the 2007 Acquisition. Pursuant to this agreement, the Principal Stockholder Funds have the power to cause Holdings, LVB and Biomet to register their, the Co-Investors’ and certain other persons’ equity interests under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The agreement also entitles the Principal Stockholder Funds and the Co-Investors to participate in any future registration of equity interests under the Securities Act that Holdings, LVB or Biomet may undertake. Certain trusts associated with Dr. Dane A. Miller, Ph.D., one of our directors, are also parties to the registration rights agreement and benefit from its provisions.

On August 8, 2012 and October 2, 2012, Goldman, Sachs & Co. and the other initial purchasers of the new senior notes and new senior subordinated notes entered into registration rights agreements with Biomet. Pursuant to these agreements, Biomet is obligated, for the sole benefit of Goldman, Sachs & Co. in connection with its market-making activities with respect to the new senior notes and new senior subordinated notes, to file a registration statement under the Securities Act in a form approved by Goldman, Sachs & Co. and to keep such registration statement continually effective for so long as Goldman, Sachs & Co. may be required to deliver a prospectus in connection with transactions in senior and senior subordinated notes due 2020 and to supplement or make amendments to such registration statement as when required by the rules and regulations applicable to such registration statement.

Management Stockholders’ Agreements

On September 13, 2007 and November 6, 2007, Holdings, LVB and the Principal Stockholder Funds entered into stockholders agreements with certain of the Company’s senior executives and other management stockholders. Pursuant to the terms of the LVB Acquisition, Inc. Management Equity Incentive Plan, LVB Acquisition, Inc. Restricted Stock Unit Plan and LVB Acquisition, Inc. 2012 Restricted Stock Unit Plan, participants who exercise their vested options or settle their vested restricted stock units are required to become parties to the agreement dated November 6, 2007. The stockholder agreements contain agreements among the parties with respect to restrictions on the transfer and issuance of shares, including preemptive, drag-along, tag-along, and call/put rights.

Agreements with Dr. Dane A. Miller, Ph.D.

On January 14, 2010, Biomet entered into a consulting agreement with Dr. Dane A. Miller, Ph.D., pursuant to which it will pay Dr. Miller a consulting fee of $0.25 million per fiscal year for Dr. Miller’s consulting services and will reimburse Dr. Miller for out-of-pocket fees and expenses relating to an off-site office and administrative support in an amount of $0.1 million per year. The term of the agreement extends through the earlier of September 1, 2011, an initial public offering or a change of control. The agreement also contains certain restrictive covenants prohibiting Dr. Miller from competing with the Company and soliciting employees of the Company during the term of the agreement and for a period of one year following such term. On September 6, 2011, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to increase the expenses relating to an off-site office and administrative support from $0.1 million per year to $0.15 million per year and extend the term of the agreement through the earlier of September 1, 2013, an initial public offering or a change of control. On August 19, 2013, the Company entered into an amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to extend the term of the agreement through the earlier of September 1, 2014, an initial public offering or a change of control. On April 22, 2014, Biomet entered into a third amendment to the consulting agreement with Dr. Miller, pursuant to which it agreed to pay him, upon a termination of his consulting agreement, consulting fees owed to date and a termination fee of $2 million upon the earlier of a change in control or an initial public offering, provided such event occurs prior to January 1, 2016. Dr. Miller received payments under the consulting agreement of $0.4 million, $0.4 million and $0.4 million for the years ended May 31, 2014, 2013 and 2012, respectively.

In addition, on April 25, 2008, Holdings, LVB and two trusts associated with Dr. Miller, the Dane Miller Trust and the Mary Louise Miller Trust, entered into a stockholders agreement. Certain additional trusts associated with Dr. Miller have since become party to that stockholders agreement. The stockholder agreement contains agreements among the parties with respect to restriction on transfer of shares, including rights of first offer, drag-along and tag-along rights.

Indemnification Priority Agreement

On January 11, 2010, Biomet and LVB entered into an indemnification priority agreement with the Principal Stockholders (or certain affiliates designated by the Principal Stockholders) pursuant to which Biomet and LVB clarified certain matters regarding the existing indemnification and advancement of expenses rights provided by Biomet and LVB pursuant to their respective charters and the management services agreement described above. In particular, pursuant to the terms of the indemnification agreement, Biomet acknowledged that as among Biomet, LVB and the Principal Stockholders and their respective affiliates, the obligation to indemnify or advance expenses to any director appointed by any of the Principal Stockholders will be payable in the following priority: Biomet will be the primary source of indemnification and advancement; LVB will be the secondary source of indemnification and advancement; and any obligation of a Principal Stockholder-affiliated indemnitor to indemnify or advance expenses to such director will be tertiary to Biomet’s and, then, LVB obligations. In the event that either Biomet or LVB fails to indemnify or advance expenses to any such director in contravention of its obligations, and any Principal Stockholder-affiliated indemnitor makes any indemnification payment or advancement of expenses to such director on account of such unpaid liability, such Principal Stockholder-affiliated indemnitor will be subrogated to the rights of such director under any such Biomet or LVB indemnification agreement.

Equity Healthcare

Effective January 1, 2009, Biomet entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to the Company, the Company pays Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of May 31, 2013, the Company had approximately 3,275 employees enrolled in its health benefit plans in the United States.

Equity Healthcare may also receive a fee (“Health Plan Fees”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by the Company; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to the Company at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

There were payments of $0.1 million made during each of the years ended May 31, 2014, 2013 and 2012.

Core Trust Purchasing Group Participation Agreement

Effective May 1, 2007, Biomet entered into a 5-year participation agreement (“Participation Agreement”) with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation (“CPG”), designating CPG as the Company’s exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. Effective June 1, 2012, Biomet entered into an amendment to extend the term of the Participation Agreement with CPG. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, the Company must purchase 80% of the requirements of its participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including the Company), CPG receives a commission from the vendors in respect of such purchases. The total amount of fees paid to CPG was $0.6 million, $0.8 million and $0.5 million for the years ended May 31, 2014, 2013 and 2012, respectively.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating Biomet’s participation in CPG and monitoring the services CPG provides to the Company, CPG remits a portion of the commissions received from vendors in respect of the Company’s purchases under the Participation Agreement to an affiliate of Blackstone, with whom Timur Akazhanov and Chinh Chu, members of the Company’s Board of Directors, are affiliated and in which they may have an indirect pecuniary interest.

Refinancing Activities

Goldman Sachs served as a dealer manager and arranger for the refinancing activities explained in Note 7 – Debt and received fees of $1.3 million during the year ended May 31, 2013 for their services. Goldman Sachs also received an underwriting discount of $2.3 million during the first quarter of fiscal year 2013 as one of the initial purchasers of the $1.0 billion aggregate principal amount note offering of 6.50% senior notes due 2020, an underwriting discount of $2.6 million during the second quarter of fiscal year 2013 as of one the initial purchasers of the $825.0 million aggregate principal amount note add-on offering to the 6.50% senior notes due 2020 and an underwriting discount of $2.5 million during the second quarter of fiscal year 2013 as one of the initial purchasers of the $800.0 million aggregate principal amount note offering of the 6.50% senior subordinated notes due 2020.

Other

Biomet currently holds interest rate swaps with Goldman Sachs. As part of this relationship, the Company receives information from Goldman Sachs that allows it to perform effectiveness testing on a monthly basis.

Biomet may from time to time, depending upon market conditions, seek to purchase debt securities issued by Biomet or its subsidiaries in open market or privately negotiated transactions or by other means. Biomet understands that its indirect controlling stockholders may from time to time also seek to purchase debt securities issued by the Company or its subsidiaries in open market or privately negotiated transactions or by other means.

The Company engaged Capstone Consulting LLC, a consulting company that works exclusively with KKR and its portfolio companies, to provide analysis for certain restructuring initiatives. The Company or its affiliates paid Capstone $2.2 million and $1.9 million during the years ended May 31, 2013 and 2012, respectively, with no payments during the year ended May 31, 2014.

Capital Contributions and Share Repurchases

At the direction of LVB, Biomet may fund the repurchase of common shares of its parent company of $0.1 million and $1.3 million for the years ended May 31, 2013 and 2012, respectively, from former employees pursuant to the LVB Acquisition, Inc. Management Stockholders’ Agreement. There were no repurchases of common shares during the year ended May 31, 2014. There were no additional contributions for the years ended May 31, 2014, 2013 and 2012.

Financial Statement Schedules

LVB Acquisition, Inc. Schedule I—Condensed Financial Information

LVB Acquisition, Inc. Parent Only Condensed Balance Sheets

(in millions, except shares)	May 31, 2014	May 31, 2013
Assets
Investment in wholly owned subsidiary	$2,109.2	$1,968.6

Total assets	$2,109.2	$1,968.6

Liabilities & Shareholders’ Equity
Total liabilities	—	—
Shareholders’ equity:
Common stock, par value $0.01 per share; 740,000,000 shares authorized; 552,484,996 and 552,359,416 shares issued and outstanding	$5.5	$5.5
Contributed and additional paid-in capital	5,681.5	5,662.0
Accumulated deficit	(3,617.1)	(3,693.0)
Accumulated other comprehensive income (loss)	39.3	(5.9)

Total shareholders’ equity	2,109.2	1,968.6

Total liabilities and shareholders’ equity	$2,109.2	$1,968.6

LVB Acquisition, Inc. Parent Only Condensed Statements of Operations and Comprehensive Income (Loss)

(in millions)	For the Year-Ended May 31,
	2014	2013	2012
Equity in net income (loss) of subsidiary	$75.9	$(623.4)	$(458.8)

Net income (loss)	75.9	(623.4)	(458.8)

Other comprehensive income (loss)	—	—	—

Comprehensive income (loss)	$75.9	$(623.4)	$(458.8)

LVB Acquisition, Inc. Parent Only Condensed Statements of Cash Flows

	For the Year-Ended May 31,
(in millions)	2014	2013	2012
Cash flows provided by (used in) operating activities:
Net income (loss)	$75.9	$ (623.4)	$ (458.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net income (loss) of subsidiary	(75.9)	623.4	458.8

Net cash provided by operating activities	—	—	—
Cash flows provided by (used in) investing activities:
Net cash used in investing activities	—	—	—
Cash flows provided by (used in) financing activities:
Equity:
Option exercise	1.3	—	—
Cash dividend from (to) Biomet, Inc.	(1.3)	0.1	1.3
Repurchase of LVB Acquisition, Inc. shares	—	(0.1)	(1.3)

Net cash used in financing activities	—	—	—

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

Note 1—Summary of Significant Accounting Policies and Nature of Operations.

LVB Acquisition, Inc. was incorporated as part of the 2007 Acquisition. LVB has no other operations beyond its ownership of Biomet and its subsidiaries.

The condensed parent company financial information includes the activity of LVB and its investment in Biomet using the equity method only. The consolidated activity of LVB and its subsidiaries are not included and are meant to be read in conjunction with the LVB consolidated financial statements included elsewhere in this annual report.

Note 2—Guarantees

LVB fully and unconditionally guarantees the senior secured credit facilities, the cash flow revolving credit facilities and asset-based revolving credit facilities.

Note 3—Dividends from Subsidiaries

LVB paid a dividend of $1.3 million during the year ended May 31, 2014 and received dividends of $0.1 million and $1.3 million for the years ended May 31, 2013 and 2012, respectively. The cash was used to call purchased shares for certain former employees.

LVB Acquisition, Inc. and Subsidiaries Schedule II—Valuation and Qualifying Accounts

For the years ended May 31, 2014, 2013 and 2012:

(in millions)

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Allowance for doubtful receivables:
For the year ended
May 31, 2014	$33.5	$10.7	$0.5(B)	$(12.8)(A)(C)	$31.9

For the year ended
May 31, 2013	$36.5	$17.7	$(0.5)(B)	$(20.2)(A)(C)	$33.5

For the year ended
May 31, 2012	$38.2	$15.7	$(16.2)(B)	$(1.2)(A)	$36.5

(A)	Uncollectible accounts written off.
(B)	Primarily effect of foreign currency translation.
(C)	Includes $5.1 million related to the bracing divestiture.

Quarterly Results (Unaudited)

Fiscal 2014

	Quarter ended
(in millions)	August 31, 2013	November 30, 2013	February 28, 2014	May 31, 2014	Fiscal year ended May 31, 2014
Fiscal 2014
Net sales	$730.7	$825.7	$822.5	$844.5	$3,223.4
Gross profit	522.7	570.6	495.6	594.3	2,183.2
Net income (loss)	31.1	4.9	(65.9)	105.8	75.9

Fiscal 2013

•	Net loss for the third and fourth quarters of fiscal 2013 were impacted by goodwill and intangible asset impairment charges of $567.4 million of which $334.1 million was recorded during the third quarter, primarily due to the impact of continued austerity measures on procedural volumes and pricing in certain European countries when compared to the Company’s prior projections used to establish the fair value of goodwill for our Europe reporting unit and primarily due to declining industry market growth rates in certain European and Asia Pacific markets and corresponding unfavorable margin trends when compared to the Company’s prior projections used to establish the fair value of goodwill and intangible assets for our dental reconstructive reporting unit.

	Quarter ended
(in millions)	August 31, 2012	November 30, 2012	February 28, 2013	May 31, 2013	Fiscal year ended May 31, 2013
Fiscal 2013
Net sales	$707.4	$790.1	$771.5	$783.9	$3,052.9
Gross profit	507.0	582.4	533.0	557.1	2,179.5
Net loss	(31.5)	(66.2)	(304.5)	(221.2)	(623.4)

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ZIMMER HOLDINGS, INC.,

OWL MERGER SUB, INC.

AND

LVB ACQUISITION, INC.

April 24, 2014

A-i

(continued)

A-ii

(continued)

A-iii

TABLE OF EXHIBITS AND APPENDICES

EXHIBITS

Exhibit A	Certificate of Incorporation

APPENDICES

Appendix A-1	Definition of Knowledge of the Company—List of Persons
Appendix A-2	Definition of Knowledge of Parent—List of Persons

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of April 24, 2014, by and among Zimmer Holdings, Inc., a Delaware corporation (“Parent”), Owl Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and LVB Acquisition, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger Sub shall merge with and into the Company (the “Merger”), on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”);

WHEREAS, the respective Boards of Directors of Parent and the Company each have determined that a business combination between Parent and the Company is in the best interests of their respective companies and stockholders and accordingly have approved this Agreement and the Merger provided for herein, in each case, on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, LVB Acquisition Holding, LLC (the “Principal Stockholder”), the Sponsors and the other signatories thereto have entered into a stockholders agreement (the “Stockholders Agreement”); and

WHEREAS, the parties desire to make certain covenants, representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, in each case, as set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS, TERMS AND INTERPRETIVE MATTERS

Section 1.1 Certain Definitions . As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“ABL Credit Facilities” means the credit facilities of the Company pursuant to the agreement set forth as item (1) in Section 5.5(c)(ii) of the Company Disclosure Letter.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person; provided, that for purposes of this Agreement, (a) “Affiliate” shall not include any portfolio company of any Sponsor or any of its Affiliates and (b) after the Closing, (x) no Sponsor or holder of shares of Company Common Stock prior to the Closing or Person that would be a Company Related Party of such Sponsor or holder shall be considered an Affiliate of the Company or any Subsidiary of the Company and (y) neither the Company nor any Subsidiary of the Company shall be considered an Affiliate of any Sponsor or holder of shares of Company Common Stock prior to the Closing or any Person that would be a Company Related Party of such Sponsor or holder. The term “control,” for the purposes of this definition, means the power to direct or cause the direction of the management or policies of the controlled Person.

“Affiliate Agreement” means a Contract of the type required to be disclosed in Section 5.9 of the Company Disclosure Letter.

“Aggregate Adjusted Cash Consideration” means (a) the Aggregate Cash Consideration, plus (b) the amount of Closing Date Cash, plus (c) the Expense Amount minus (d) the Debt Payoff Amount.

“Aggregate Cash Consideration” means Ten Billion Three Hundred Fifty Million Dollars ($10,350,000,000.00).

“Aggregate Company Shares Deemed Outstanding” means the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (b) the aggregate number of shares of Company Common Stock issuable in respect of all outstanding in-the-money Company Options issued and outstanding immediately prior to the Effective Time (after giving effect to the vesting of all unvested in-the-money Company Options contemplated by this Agreement and assuming all such in-the-money Company Options were exercised in full), plus (c) the number of shares of Company Common Stock deliverable pursuant to all outstanding Company Stock-Based Awards issued and outstanding immediately prior to the Effective Time.

“Aggregate Company Stock-Based Award Consideration” means the aggregate of the payments in respect of Company Stock-Based Awards pursuant to Section 4.6(b).

“Aggregate Consideration” means the Aggregate Stock Consideration and the Aggregate Adjusted Cash Consideration, collectively.

“Aggregate Merger Consideration” means the aggregate of the Merger Consideration payable pursuant to Section 4.1(a).

“Aggregate Option Consideration” means the excess of (a) the Aggregate Consideration over (b) the sum of (i) the Aggregate Merger Consideration and (ii) the Aggregate Company Stock-Based Award Consideration.

“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company by the holders of Company Options in respect of all outstanding in-the-money Company Options issued and outstanding immediately prior to the Effective Time (after giving effect to the vesting of all unvested in-the-money Company Options contemplated by this Agreement) had each such in-the-money Company Option been exercised (and assuming concurrent payment in full of the applicable exercise price of each such in-the-money Company Option solely in cash) immediately prior to the Effective Time in accordance with the terms of the Company Stock Plans and applicable option agreement with the Company pursuant to which such in-the-money Company Option was issued.

“Aggregate Stock Consideration” means thirty-two million seven hundred four thousand six hundred seventy-seven (32,704,677) shares of Parent Common Stock.

“Agreement” means this Agreement and Plan of Merger, as may hereafter be amended from time to time.

“Alternate Financing” has the meaning set forth in Section 7.10(c).

“Alternate Commitment Letter” has the meaning set forth in Section 7.10(c).

“Amended Form S-4” has the meaning set forth in Section 7.16(c).

“Applicable Law” means (a) any applicable foreign, federal, state or local statute, law (including common law), ordinance, rule, regulation or regulatory guideline having the force of law and (b) any applicable Order.

“Balance Sheet Date” has the meaning set forth in Section 5.4.

“Benefit Plans” has the meaning set forth in Section 5.13(a).

“Biomet” means Biomet, Inc.

“Bond Financing” has the meaning set forth in Section 7.10(d).

“Breakage Cost” means any consent fee, change of control premium, termination fee, prepayment penalty, make-whole payment, “breakage” cost or similar payment or related cost, including the fees and expenses of the attorneys to the trustee, lenders or agents to the extent payable under the applicable indenture, credit agreement or credit facility, associated with the pay-off, unwinding, redemption, satisfaction or defeasance of (a) any and all Funded Debt, including (i) the Company Notes in accordance with the applicable indenture and (ii) the amounts under the credit agreements and facilities of the Company or any of its Subsidiaries and (b) any and all obligations under commodity swap agreements, commodity cap agreements, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other similar agreements, in the case of each of clauses (a) and (b), outstanding or in existence as of the date of this Agreement and set forth in Section 1.1(a) of the Company Disclosure Letter.

“Bridge Financing” has the meaning set forth in Section 6.14.

“Business Day” means any day other than Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to be closed for regular banking business.

“Cancelled Shares” has the meaning set forth in Section 4.1(d).

“Cash Consideration Ratio” means one minus the Stock Consideration Ratio.

“Certificate of Merger” has the meaning set forth in Section 2.1.

“Certificate” has the meaning set forth in Section 4.1(b).

“Cleary Gottlieb” has the meaning set forth in Section 10.6.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” means the date of the Closing.

“Closing Date Cash” means the sum of (a) the fair market value (if denominated in a currency other than United States Dollars, expressed in United States Dollars calculated based on the relevant currency exchange rate in effect (as published in The Wall Street Journal) as of 11:59 p.m. (New York City time) on the date immediately preceding the Closing Date) of all cash, cash equivalents and marketable securities of the Company and its Subsidiaries, determined in accordance with GAAP on a consolidated basis, as of immediately prior to the Effective Time and (b) the aggregate Settlement Amount.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute.

“Collective Bargaining Agreement” means any and all Contracts that have been entered into between the Company or any of its Subsidiaries and any Employee Representative (or between Parent and any Employee Representative), or any industry-wide or nation-wide Contract governing labor or employment relations to which the Company or any of its Subsidiaries is subject or bound.

“Commission” means the Securities and Exchange Commission or any successor Governmental Authority.

“Commitment Letter” has the meaning set forth in Section 6.14.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Financial Statements” has the meaning set forth in Section 5.3(b).

“Company Intellectual Property” means the Owned Company Intellectual Property and the Licensed Company Intellectual Property.

“Company IT Systems” has the meaning set forth in Section 5.18(g).

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts and developments, (a) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, except to the extent that such change, effect, event, occurrence, state of facts or development results from, arises out of or is attributable to (i) changes in general economic conditions, (ii) general financial or security market fluctuations or changes in conditions thereof, (iii) changes in or events affecting any of the industries in which the Company or any of its Subsidiaries operate, (iv) any effect arising out of a change or proposed change in GAAP (or any authoritative interpretation thereof) or Applicable Law (or any authoritative interpretation thereof), (v) the negotiation, execution, delivery, announcement or pendency of this Agreement and the transactions contemplated hereby (provided, however, that the exception in this clause (v) for the execution and delivery of this Agreement, shall not apply to Section 5.7 or the first sentence of Section 5.13(e)), including any (x) litigation resulting therefrom and (y) change in customer, distributor, sales representative, employee, labor union, works council, supplier, financing source, licensor, licensee, sub-licensee, stockholder, Governmental Authority or similar relationships, including as a result of the identity of Parent or its plans or intentions for the Company or any of its Subsidiaries or their respective businesses or operations (or any portion thereof), (vi) any failure by the Company and its Subsidiaries to meet any estimates of revenues, earnings, projections, budgets, plans or forecasts of the Company, any of its Subsidiaries or any other Person (provided that, unless otherwise excluded from the definition of Company Material Adverse Effect, the underlying cause or causes of such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred), (vii) natural disasters or other force majeure events, (viii) changes in local, national, international or other political, social or regulatory conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack of any kind, or the worsening thereof, (ix) compliance by the Company and its Subsidiaries with any of the terms and conditions of this Agreement, including Section 7.3, (x) any change in the credit rating of the Company or any of its Subsidiaries (provided that, unless otherwise excluded from the definition of Company Material Adverse Effect, the underlying cause or causes of such change in credit rating may be taken into consideration when determining whether a Company Material Adverse Effect has occurred), (xi) any action taken by the Company or any of its Subsidiaries at the request or with the consent of Parent or any of its Affiliates or (xii) any relationship or activity subject to the National Labor Relations Act or similar Applicable Law; provided, that, in the cases of the foregoing clauses (i) through (iv), (vii) and (viii), to the extent such changes do not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the same industry or (b) would prevent consummation of the transactions contemplated by this Agreement by the Company.

“Company Notes” means any bonds, debentures, notes and similar instruments of the Company or any of its Subsidiaries.

“Company Option” has the meaning set forth in Section 4.6(a).

“Company Registered Intellectual Property” means the following Owned Company Intellectual Property: (a) granted and applied-for patents, (b) registered and applied-for trademarks and service marks, (c) domain names and (d) registered and applied-for copyrights.

“Company Related Party” has the meaning set forth in Section 10.16.

“Company SEC Documents” has the meaning set forth in Section 5.3(a).

“Company Stock-Based Award” has the meaning set forth in Section 4.6(b).

“Company Stock Plans” has the meaning set forth in Section 4.6(a).

“Company Stockholder Approval” has the meaning set forth in Section 5.2(a).

“Company Stockholders’ Meeting” has the meaning set forth in Section 7.16(d).

“Competing Transaction” means (a) any acquisition of the Company or any of its Subsidiaries by another Person (other than any such acquisition by (i) Parent or any of its Subsidiaries or (ii) the Company or any of its other Subsidiaries), (b) any merger, consolidation or other business combination with or involving the Company or any of its Subsidiaries (other than any such merger, consolidation or other business combination with or involving the Company or any of its Subsidiaries and (i) Parent or any of its Subsidiaries or (ii) the Company or any of its other Subsidiaries), (c) any acquisition of any material asset or shares of capital stock of the Company or any of its Subsidiaries (other than pursuant to any Benefit Plan or existing Contract or in connection with the exercise of Company Options or Company Stock-Based Awards) or any grant of an exclusive license of any material intellectual property of the Company or any of its Subsidiaries, in each case, by or to another Person (other than (x) Parent or any of its Subsidiaries or (y) the Company or any of its other Subsidiaries).

“Confidentiality Agreement” has the meaning set forth in Section 7.4.

“Consent Solicitation Statement” has the meaning set forth in Section 7.16(a).

“Consent Solicitation Statement/Prospectus” has the meaning set forth in Section 7.16(a).

“Continuing Employees” has the meaning set forth in Section 7.8(a).

“Contract” means any agreement, note, guarantee, mortgage, indenture, lease, deed of trust, license, instrument or other contract or legally binding arrangement or commitment, whether written or oral.

“D&O Expenses” has the meaning set forth in Section 7.7(b).

“D&O Indemnifiable Claim” has the meaning set forth in Section 7.7(b).

“D&O Indemnified Person” has the meaning set forth in Section 7.7(a).

“D&O Losses” has the meaning set forth in Section 7.7(b).

“Debt Financing” has the meaning set forth in Section 6.14.

“Debt Payoff Amount” means the aggregate amount necessary to pay off, redeem, satisfy, discharge or defease any Funded Debt.

“Definitive Financing Agreements” has the meaning set forth in Section 7.10(a).

“DGCL” has the meaning set forth in the Recitals of this Agreement.

“Disclosure Letter” means the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be.

“Dissenting Share” has the meaning set forth in Section 4.5.

“Divestiture” has the meaning set forth in Section 7.3(c).

“Dollars” or “$” means the lawful currency of the United States.

“Effective Date” has the meaning set forth in Section 2.3.

“Effective Time” has the meaning set forth in Section 2.3.

“Employee Representative” means any labor union, trade union, labor organization, labor association, collective bargaining unit, works council, employee council, workers’ committee, cooperation committee, bargaining representative, or any other type of employees’ representative or employee organization elected, appointed or created for information, consultation, codetermination and/or collective bargaining purposes.

“Encumbrance” means any charge, pledge, mortgage, deed of trust, hypothecation, security interest, lien, license, encroachment, easement or defect or imperfection of title, or any right of first refusal or other similar restriction on voting or transfer, or any other similar limitation, restriction or encumbrance.

“Environmental Law” means any Applicable Law relating to pollution, protection of the environment, natural resources, or the safety or health of human beings or other living organisms, or to the manufacture, distribution in commerce, treatment, storage, disposal, use or Release of Hazardous Substances, including any so-called environmental “property transfer” laws, such as the New Jersey Industrial Site Recovery Act, N.J. Stat. Ann. § 13:1K-6 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“EU Merger Regulation” means Council Regulation 139/2004 of the European Union, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 4.2(a).

“Exchange Fund” has the meaning set forth in Section 4.2(b).

“Exchange Ratio” has the meaning set forth in Section 4.1(a).

“Expense Amount” has the meaning set forth in Section 7.18.

“FDA” has the meaning set forth in Section 5.20(a).

“FDCA” has the meaning set forth in Section 5.20(a).

“Financing” has the meaning set forth in Section 7.10(d).

“Financing Arrangers” has the meaning set forth in Section 7.10(d).

“Financing Expenses” has the meaning set forth in Section 7.10(d).

“Financing Sources” means the lenders and other Persons (including agents and arrangers but excluding Parent and any of its Affiliates) that have committed to provide or otherwise entered into Contracts in connection with the Debt Financing or other financings of Parent or Merger Sub in connection with the transactions contemplated hereby, including any commitment letters or engagement letters relating thereto, together with each former, current and future Affiliate thereof and each former, current and future partner, controlling person and Representative of such lenders, other Persons or Affiliates thereof or the heirs, executors, successors and assigns of any of the foregoing.

“Form S-4” has the meaning set forth in Section 5.21.

“Funded Debt” means, without duplication, the outstanding principal amount of, and all interest accrued and unpaid in respect of, (a) any indebtedness for borrowed money of the Company or any of its Subsidiaries, whether or not recourse to the Company or any of its Subsidiaries, (b) any obligation of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments, including the Company Notes, (c) any reimbursement obligation of the Company or any of its Subsidiaries with respect to letters of credit (excluding standby letters of credit to the extent undrawn), bankers’ acceptances or similar facilities issued for the account of the Company or any of its Subsidiaries, and (d) any obligation of the type referred to in clauses (a) through (c) of another Person the payment of which the Company or any of its Subsidiaries has guaranteed or for which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, in each case, excluding, for the avoidance of doubt, (i) accounts payable and other current liabilities of the Company or any of its Subsidiaries arising in the Ordinary Course of Business and reflected as a current trade payable or accrued expense of the Company or any of its Subsidiaries, (ii) all obligations of the Company or any of its Subsidiaries to pay the deferred purchase price of property or services, (iii) all liabilities of the Company or any of its Subsidiaries in respect of capital leases, (iv) all obligations of the Company or any of its Subsidiaries under commodity swap agreements, commodity cap agreements, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other similar agreements and (v) any and all Breakage Costs.

“GAAP” means U.S. generally accepted accounting principles as in effect at the time any applicable financial statements were prepared or any act requiring the application of GAAP was performed.

“Governmental Authority” means any national, supranational, federal, state, county, local or municipal government or any court or tribunal, regulatory or administrative agency, board or commission, arbitrator, arbitration tribunal of any government or other governmental authority or instrumentality.

“Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous waste, medical waste, special waste, toxic substance, petroleum or petroleum-derived substance, waste or additive, radioactive material, or other compound, element, material or substance in any form whatsoever (including products) regulated, restricted, classified or otherwise characterized as hazardous or that could give rise to any liability under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incremental Deemed Stock Consideration” means a number of shares of Parent Common Stock equal to the product of (a) the quotient obtained by dividing the Aggregate Option Exercise Price by the Reference Value and (b) the Stock Consideration Ratio.

“Indebtedness” means, without duplication, the outstanding principal amount of, and all interest, premiums, penalties, prepayment fees and other amounts accrued and unpaid in respect of, (a) any indebtedness for borrowed money of the Company or any of its Subsidiaries, whether or not recourse to the Company or any of its Subsidiaries, (b) any obligation of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of the Company or any of its Subsidiaries with respect to letters of credit (excluding letters of credit to the extent undrawn), bankers’ acceptances or similar facilities issued for the account of the Company or any of its Subsidiaries, (d) all obligations to pay the deferred purchase price of property or services, (e) all liabilities in respect of capital leases, (f) all obligations under commodity swap agreements, commodity cap agreements, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other similar agreements, and (g) all other items that have been or should have been reflected as indebtedness on a consolidated balance sheet prepared in accordance with GAAP and (h) any obligation of the type referred to in clauses (a) through (g) of another Person the payment of which the Company or any of its Subsidiaries has guaranteed or for which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, in each case, excluding, without limitation, accounts payable and other current liabilities arising in the Ordinary Course of Business.

“Intentional Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching party intentionally takes (or intentionally fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“Intellectual Property” means any and all intellectual property and industrial property rights recognized under Applicable Law, including in and to: (a) all U.S. and non-U.S. registered, unregistered and pending (i) trade names, trade dress, trademarks, service marks, logos, internet domain names and all registrations and applications therefor, together with the goodwill associated with any of the foregoing, (ii) original works of authorship, copyrights, and all registrations and applications therefor and (iii) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues, renewals, extensions, registrations, and supplemental protection certificates and the like of any of the foregoing, registered designs and invention disclosures, and all grants, registrations and applications therefor; and (b) all (i) computer software and (ii) trade secrets, inventions, processes, formulae, information and know-how, in each case, which are proprietary and confidential and derive independent economic value from not being generally known.

“IPO” has the meaning set forth in Section 7.18.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” and each phrase having equivalent meaning (e.g., “known to the Company”) means the actual knowledge of those individuals identified on Appendix A-1 hereto, without any duty to make any investigation into the affairs or business of the Company and its Subsidiaries.

“Knowledge of Parent” and each phrase having equivalent meaning (e.g., “known to Parent”) means the actual knowledge of those individuals identified on Appendix A-2 hereto, without any duty to make any investigation into the affairs or business of Parent and its Subsidiaries.

“Leased Real Property” has the meaning set forth in Section 5.15(b).

“Letter of Transmittal” has the meaning set forth in Section 4.2(a).

“Licensed Company Intellectual Property” means all in-licensed registered and applied-for Intellectual Property used by the Company or any of its Subsidiaries.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout which the conditions set forth in Sections 8.1 and 8.2 shall be satisfied or waived (other than any conditions that by their nature are to be satisfied at the Closing); provided, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing or the Bond Financing, as applicable, is consummated.

“Material Contract” has the meaning set forth in Section 5.12(a).

“Material Permit” has the meaning set forth in Section 5.10.

“Medical Device” has the meaning set forth in Section 5.20(a).

“Merger” has the meaning set forth in the Recitals of this Agreement.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Consideration Value” means the sum of (a) the Per Share Cash Consideration and (b) the product of the Exchange Ratio and the Parent Reference Price.

“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.

“Money Laundering Laws” has the meaning set forth in Section 5.23(b).

“Non-U.S. Benefit Plans” means any material employee benefit plan maintained by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries contributes (or has an obligation to contribute) as of the date hereof, outside the United States of America primarily for the benefit of employees residing outside the United States of America, but excluding any such plan sponsored in whole or in part by any government, governmental entity or union or employee organization or any other person other than the Company or any of its Subsidiaries.

“NDA” has the meaning set forth in Section 7.4.

“NYSE” means the New York Stock Exchange.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Ordinary Course of Business” means an action taken by a Person that is taken in the ordinary course of such Person consistent with past practices.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement or similar formation or governing documents and instruments.

“Outside Date” has the meaning set forth in Section 9.1(a)(ii).

“Owned Company Intellectual Property” means all Intellectual Property owned or co-owned by the Company or any of its Subsidiaries.

“Owned Real Property” has the meaning set forth in Section 5.15(a).

“Parent” has the meaning set forth in the first paragraph of this Agreement.

“Parent Benefit Plans” has the meaning set forth in Section 7.8(b).

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts and developments, (a) is or would reasonably be expected to be materially adverse to the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, except to the extent that such change, effect, event, occurrence, state of facts or development results from, arises out of or is attributable to (i) changes in general economic conditions, (ii) general financial or security market fluctuations or changes in conditions thereof, (iii) changes in or events affecting the industries in which Parent and its Subsidiaries operate, (iv) any effect arising out of a change or proposed change in GAAP (or any authoritative interpretation thereof) or Applicable Law (or any authoritative interpretation thereof), (v) the negotiation, execution, delivery, announcement or pendency of this Agreement and the transactions contemplated hereby (provided, however, that the exception in this clause (v) for the execution and delivery of this Agreement shall not apply to Section 6.6), including any (x) litigation resulting therefrom and (y) change in customer, distributor, sales representative, employee, labor union, works council, supplier, financing source, licensor, licensee, sub-licensee, stockholder, Governmental Authority or similar relationships, including as a result of the identity of the Company or Parent’s plans or intentions for the Company or any of its Subsidiaries or their respective businesses or operations (or any portion thereof), (vi) any failure by Parent and its Subsidiaries to meet any estimates of revenues, earnings, other projections, budgets, plans or forecasts of Parent, any of its Subsidiaries or any other Person (provided, that unless otherwise excluded from the definition of Parent Material Adverse Effect the underlying cause or causes of such failure may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred), (vii) natural disasters or other force majeure events, (viii) changes in local, national, international or other political, social or regulatory conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack of any kind, or the worsening thereof, (ix) compliance by Parent and its Subsidiaries with the terms and conditions of this Agreement, (x) any change in the credit rating of Parent or any of its Subsidiaries (provided, that unless otherwise excluded from the definition of Parent Material Adverse Effect, the underlying cause or causes of such change in credit rating may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred), (xi) any action taken by Parent or any of its Subsidiaries at the request or with the consent of the Company or any of its Affiliates or (xii) any relationship or activity subject to the National Labor Relations Act or similar Applicable Law; provided, that, in the cases of the foregoing clauses (i) through (iv), (vii) and (viii), to the extent such changes do not have a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, as compared to other participants in the same industry or (b) would prevent consummation of the transactions contemplated by this Agreement by Parent or Merger Sub.

“Parent Material Permit” has the meaning set forth in Section 6.9.

“Parent Reference Price” means the average of the volume weighted average sales prices per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P.) during the Reference Period.

“Parent Related Party” has the meaning set forth in Section 10.16.

“Parent SEC Documents” has the meaning set forth in Section 6.15(a).

“Per Option Consideration” has the meaning set forth in Section 4.6(a).

“Per Share Cash Consideration” means the quotient obtained by dividing (a) the sum of (i) the Aggregate Adjusted Cash Consideration and (ii) the product of (1) the Cash Consideration Ratio and (2) the Aggregate Option Exercise Price by (b) the Aggregate Company Shares Deemed Outstanding.

“Per Share Stock Consideration” has the meaning set forth in Section 4.1(a).

“Permit” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, filings, notices, approvals and orders of any Governmental Authority necessary for a Person to own, lease and operate its properties and assets or to carry on its businesses as they are now being conducted.

“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments not yet due and payable or which may hereafter be paid without penalty, and Encumbrances for Taxes and other governmental charges and assessments being contested in good faith and for which adequate reserves have been established in accordance with GAAP in the Company’s consolidated financial statements (or notes thereto), (b) inchoate mechanics’ and materialmen’s Encumbrances for construction in progress, (c) inchoate workmen’s, mechanics, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the Ordinary Course of Business of the Company and its Subsidiaries, (d) zoning restrictions, building codes and other land use laws regulating the use or occupancy of Real Property or activities conducted thereon that do not, individually or in the aggregate, materially interfere with the present occupancy or use of the respective Real Property or otherwise materially interfere with the conduct of or impair the business operations of the Company and its Subsidiaries, (e) utility easements, rights of way, imperfections in title, charges, easements, restrictions, declarations, covenants, conditions, defects, encroachments and similar Encumbrances that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not, individually or in the aggregate, materially interfere with the present occupancy or use of the respective Real Property or otherwise materially interfere with the conduct of or impair the business operations of the Company and its Subsidiaries, (f) interests of any lessor, licensor, licensee or lessee to any Real Property leased by the Company or any of its Subsidiaries, (g) Encumbrances and obligations arising under the Material Contracts (including Contracts related to the Funded Debt of the Company or any of its Subsidiaries), (h) transfer restrictions on any securities of the Company or any of its Subsidiaries imposed by Applicable Laws or existing Contracts made available to Parent, (i) other Encumbrances being contested in good faith in the Ordinary Course of Business or which do not, individually or in the aggregate, materially interfere with the present occupancy or use of the respective Real Property or otherwise materially interfere with the conduct of or impair the business operations of the Company and its Subsidiaries, (j) licenses or other grants of rights to Intellectual Property (including by means of covenants not to sue) other than those pursuant to Contracts required to be disclosed in Section 5.12(a)(vi) of the Company Disclosure Letter, (k) Encumbrances arising in the Ordinary Course of Business of the Company or any of its Subsidiaries under workmen’s compensation, unemployment insurance, social security and retirement laws, (l) matters disclosed by any existing title insurance policies or title reports made available to Parent, (m) title to any portion of the Real Property lying within the right of way or boundary of any public road or private road, (n) purchase money Encumbrances securing rental payments under capital lease arrangements, and (o) Encumbrances securing Indebtedness or liabilities that are reflected in the Company Financial Statements or that the Company or any of its Subsidiaries is permitted to incur under Section 7.1.

“Person” means any individual, corporation, company, partnership (limited or general), joint venture, limited liability company, association, trust or other entity, or any Governmental Authority.

“Principal Stockholder” has the meaning set forth in the Recitals of this Agreement.

“Proceeding” means any action, arbitration, litigation or suit (whether civil, criminal or administrative) by or before any Governmental Authority.

“Proxy Statement” has the meaning set forth in Section 7.16(c).

“Proxy Statement/Prospectus” has the meaning set forth in Section 7.16(c).

“Real Property” means the Leased Real Property and the Owned Real Property and all buildings and improvements thereon.

“Real Property Leases” has the meaning set forth in Section 5.15(b).

“Redemption Notice” has the meaning set forth in Section 7.11(a).

“Reference Period” means the ten (10) consecutive full trading days ending on the second (2nd) to last trading day immediately prior to the Effective Date.

“Reference Value” means Ninety One Dollars Seventy Three Cents ($91.73).

“Registration Statement” means the Company’s Registration Statement on Form S-1 filed with the Commission on March 6, 2014 (Registration No. 333-194391), as amended prior to the date hereof.

“Regulatory Law” has the meaning set forth in Section 5.20(a).

“Release” means any release, pumping, pouring, emptying, injecting, escaping, leaching, migrating, dumping, seepage, spill, leak, flow, discharge, disposal or emission into the environment.

“Released Claim” has the meaning set forth in Section 10.15.

“Released Person” has the meaning set forth in Section 10.15.

“Releasing Person” has the meaning set forth in Section 10.15.

“Representatives” means, with respect to any Person, its officers, directors, employees, counsel, accountants, financial advisors, agents, consultants and other authorized representatives of such Person.

“Required Amount” has the meaning set forth in Section 6.14.

“Required Information” has the meaning set forth in Section 7.10(d).

“Restraint” has the meaning set forth in Section 8.1(a).

“Retention Plan Amount” has the meaning set forth in Section 7.8(d).

“Reverse Termination Fee” has the meaning set forth in Section 9.2(a).

“Sarbanes Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Section 228 Notice” has the meaning set forth in Section 5.2(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Secured Credit Facilities” means the credit facilities of the Company pursuant to the Contracts set forth as item (2) in Section 5.5(c)(ii) of the Company Disclosure Letter.

“Settlement Amount” has the meaning set forth in Section 7.1(b)(xvii)(A).

“Significant Subsidiary” means any Subsidiary of the Company or Parent, as applicable, that constitutes a “significant subsidiary” of the Company or Parent, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Social Security Act” has the meaning set forth in Section 5.20(d).

“Sponsor” means any of The Blackstone Group, L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Global, LLC.

“State Takeover Laws” has the meaning set forth in Section 5.22.

“Stockholder Approval Deadline” has the meaning set forth in Section 7.16(b).

“Stock Consideration Ratio” means the quotient obtained by dividing (a) Three Billion Dollars ($3,000,000,000) by (b) the sum of (i) Three Billion Dollars ($3,000,000,000) and (ii) the Aggregate Adjusted Cash Consideration.

“Stockholders Agreement” has the meaning set forth in the Recitals of this Agreement.

“Subsidiaries” means, with respect to any Person, another Person, in which such first Person (a) owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities, equity securities, profits interest or capital interest or (b) is entitled to elect at least a majority of the board of directors, board of managers or similar governing body.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means any and all taxes (whether federal, state, local or foreign), including, without limitation, income, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, capital stock, franchise, withholding, license, customs duty, payroll, employment, unemployment, social security, disability, registration, alternative or add-on minimum, estimated, excise, stamp, or property taxes, together with any interest, penalties or additions to tax imposed with respect thereto.

“Tax Returns” means returns, reports, schedules, forms and similar items required to be filed with any Governmental Authority with respect to any Tax.

“Transfer” means to sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any property or assets (including stock or other ownership interests of subsidiaries).

“Transfer Taxes” has the meaning set forth in Section 7.12.

Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, which shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and the separate corporate existence of Merger Sub shall thereupon cease. The separate corporate existence of the Company with all its properties, rights, powers, privileges, immunities and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, powers, privileges, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place (a) at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036, commencing at 10:00 a.m. local time, on the third (3rd) Business Day after the date on which all of the conditions set forth in Article VIII have been satisfied or, to the extent permitted by Applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions) in accordance with this Agreement or (b) at such other location, date and time as Parent and the Company may agree upon in writing; provided, however, that, notwithstanding the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions set forth in Article VIII, Parent and Merger Sub shall not be obligated to effect the Closing prior to the third (3rd) Business Day following the final day of the Marketing Period, unless Parent shall request an earlier date on three (3) Business Days’ prior written notice (but, subject in each such case, to the satisfaction or, to the extent permitted by Applicable Law, waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions)).

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as promptly as reasonably practicable following the Closing on the Closing Date, the parties shall file the Certificate of Merger, together with any required related certificates, filings or recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in the Certificate of Merger (such time, the “Effective Time” and such date, the “Effective Date”).

ARTICLE III

THE SURVIVING CORPORATION

Section 3.1 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read as set forth on Exhibit A. As so amended, the Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as permitted by Applicable Law, such Certificate of Incorporation and this Agreement (including Section 7.7).

Section 3.2 Bylaws. At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as permitted by Applicable Law, such Bylaws and this Agreement (including Section 7.7).

Section 3.3 Directors and Officers. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE IV

EFFECT ON CAPITAL STOCK; PURCHASE PRICE

Section 4.1 Effect on Capital Stock.

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and Dissenting Shares) shall, by virtue of this Agreement and without any action on the part of the Company, Parent or Merger Sub or the holders of any shares of Company Common Stock, be automatically converted into and shall thereafter represent the right to receive, upon the terms and subject to the conditions set forth in this Agreement, (i) such fraction of a validly issued, fully-paid and non-assessable share of Parent Common Stock (the “Exchange Ratio”) equal to the quotient obtained by dividing

(A) the sum of the Aggregate Stock Consideration and the Incremental Deemed Stock Consideration by (B) the Aggregate Company Shares Deemed Outstanding (the “Per Share Stock Consideration”) and (ii) the Per Share Cash Consideration (together with the Per Share Stock Consideration, the “Merger Consideration”).

(b) From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article IV shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (each, a “Certificate”) previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive, upon the terms and subject to the conditions set forth in this Agreement, (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 4.2(h) and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 4.3.

(c) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar event, the Exchange Ratio, the Per Share Cash Consideration and any number or amount contained herein which is based on the price of Parent Common Stock or the number of shares of Parent Common Stock, as the case may be, shall be appropriately adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend thereon or similar event and provide to the holders of Company Common Stock as of immediately prior to the Effective Time the same economic effect as contemplated by this Agreement prior to such event (it being understood that, notwithstanding anything in this Agreement to the contrary, unless any such event described in this Section 4.1(c) has occurred that would require an adjustment pursuant to this Section 4.1(c), in no event shall Parent be obligated to issue any shares of Parent Common Stock in excess of the Aggregate Stock Consideration in connection with the Merger).

(d) At the Effective Time, all shares of Company Common Stock that are owned by Parent, Merger Sub, any Subsidiary of Parent or Merger Sub, or held in treasury of the Company or owned by the Company or any Subsidiary of the Company (the “Cancelled Shares”) shall be automatically cancelled and retired without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof.

(e) Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully-paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 4.2 Surrender and Payment.

(a) At or prior to the date that is not less than two (2) months prior to the anticipated Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates representing shares of Company Common Stock for the Merger Consideration in accordance with this Article IV. As promptly as reasonably practicable after the appointment of the Exchange Agent (but in any event within ten (10) Business Days after the date thereof), Parent and the Company will develop and finalize a letter of transmittal which shall be in customary form and have such other provisions as to which Parent and the Company may reasonably agree (which letter of transmittal shall specify that the delivery of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) (the “Letter of Transmittal”) for use in effecting delivery of shares of Company Common Stock to the Exchange Agent. At or as promptly as reasonably practicable after finalizing such Letter of Transmittal (but in any event within ten (10) Business Days after the date thereof and at least ten (10) Business Days prior to the Effective Time), Parent shall cause the Exchange

Agent to send to each holder of record of shares of Company Common Stock on the date thereof, and from time to time thereafter as requested by Parent or the Company, a Letter of Transmittal, together with instructions for effecting the surrender of Certificates in exchange for the Merger Consideration.

(b) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock (other than any Cancelled Shares), for exchange in accordance with this Article IV, evidence of book-entry shares (or certificates if requested by any such holder) representing the number of shares of Parent Common Stock and an amount of cash, in each case, sufficient to pay to the holders of shares of Company Common Stock the Per Share Cash Consideration and the Per Share Stock Consideration (such certificates or book-entry shares for shares of Parent Common Stock and cash in Dollars, together with cash in lieu of fractional shares in accordance with Section 4.3 and any dividends or distributions with respect to the shares of Parent Common Stock in accordance with Section 4.2(h), being hereinafter referred to as the “Exchange Fund”) payable pursuant to Section 4.1 in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 4.1 out of the Exchange Fund. Parent agrees to make available to the Exchange Agent from time to time as needed, any cash in lieu of fractional shares of Parent Common Stock to be issued and paid in consideration therefor pursuant to Section 4.3 and any dividends or distributions to which such holder is entitled pursuant to Section 4.2(h) of this Agreement. Except as specified in this Section 4.2, the Exchange Fund shall not be used for any other purpose.

(c) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis in (i) short-term direct obligations of the United States of America with maturities of no more than thirty (30) days or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest; provided, that no gain or loss thereon shall affect the amounts payable to the holders of Company Common Stock pursuant to this Article IV. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(d) Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed and validly executed Letter of Transmittal in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, will be entitled to receive (i) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 4.1 and (ii) a check (or, with respect to the Principal Stockholder and the holders of shares of Company Common Stock set forth on Section 4.2(d) of the Company Disclosure Letter, by wire transfer of immediately available Dollar funds) in an amount equal to the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 4.1 and the other provisions contained in this Article IV, including cash payable in lieu of fractional shares in accordance with Section 4.3 and dividends and other distributions in accordance with Section 4.2(h). No interest shall be paid or accrued on any Merger Consideration, cash payable in lieu of fractional shares in accordance with Section 4.3 or dividends and other distributions in accordance with Section 4.2(h). Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive the Merger Consideration, cash payable in lieu of fractional shares in accordance with Section 4.3 and dividends and other distributions in accordance with Section 4.2(h).

(e) If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any transfer or other Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate, or required for any other reason relating to such holder or requesting Person, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay, or cause to be paid, to the Exchange Agent any transfer or other Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f) At the Effective Time, the share transfer books of the Company shall be closed and thereafter, there shall be no further registration of Transfers of shares of Company Common Stock. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except the right to receive the consideration provided for, and in accordance with the procedures set forth, in this Article IV or as otherwise provided herein or by Applicable Law. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or Parent, such Certificates shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article IV.

(g) Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the holders of shares of Company Common Stock one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his, her or its shares of Company Common Stock for the Merger Consideration in accordance with this Section 4.2 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares. Notwithstanding the foregoing, neither Parent, Merger Sub, the Company nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any Merger Consideration or other amounts delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock three (3) years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(h) No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 4.2. Following such surrender, subject to the effect of escheat, Tax or other Applicable Law, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(i) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 4.2 to pay for Dissenting Shares for which appraisal rights shall have been perfected shall be returned to Parent upon the settlement or final and non-appealable adjudication of any claim for appraisal rights asserted with respect to such Dissenting Shares.

(j) All Merger Consideration issued and paid to a holder of Company Common Stock upon conversion of the Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 4.2(h) or Section 4.3) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Stock.

Section 4.3 Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 4.3, a cash payment equal to the number of such fractional shares of Parent Common Stock multiplied by the Parent Reference Price. Fractional share interests will not entitle the owner thereof to vote or to any other rights (including the right to receive dividends or other distributions of Parent) of a stockholder of Parent.

(b) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 4.2.

Section 4.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate as contemplated by this Article IV (including any cash payable in respect of such shares in lieu of fractional shares in accordance with Section 4.3 and any dividends or distributions payable in accordance with Section 4.2(h)).

Section 4.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (each, a “Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that (a) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws his, her or its demand for appraisal of such Dissenting Shares, (b) if any holder of Dissenting Shares fails to establish his, her or its entitlement to appraisal rights as provided in the DGCL or (c) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment of the appraisal value for his, her or its shares under the DGCL, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares and such shares of Company Common Stock shall be deemed converted as of the Effective Time into the right to receive the Merger Consideration as provided in this Article IV. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or (iv) agree to do any of the foregoing.

Section 4.6 Treatment of Stock Options and Other Stock-Based Awards.

(a) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) granted under the equity incentive plans of the Company or under any and all individual consultant, employee, director, independent contractor, independent sales personnel or distributor agreement (collectively, the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment (comprised of Parent Common Stock and cash) equal to the product of (i) the total number of shares of Company Common Stock previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Common Stock previously subject to such Company Option (such amounts payable hereunder being referred to as the “Per Option Consideration”). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of an allocable portion of the Aggregate Option Consideration. At, or as promptly as reasonably practicable after the Effective Time, Parent shall or shall cause the Surviving Corporation to deliver in exchange for each Company Option which is canceled pursuant to this Section 4.6(a) a payment (comprised of Parent Common Stock and cash) equal to the product of (i) the Aggregate Option Consideration and (ii) a fraction, the numerator of which is the Per Option Consideration for such Company Option and the denominator of which is the aggregate of the Per Option Consideration for all Company Options. The portion of each such payment consisting of cash shall be equal to the ratio which (i) the value of the Aggregate Adjusted Cash Consideration bears to (ii) the value of the Aggregate Consideration (based, for such purposes, on the Parent Reference Price in respect of the value of the Parent Common Stock that comprised part of the Aggregate Consideration). The portion of each such payment consisting of Parent Common Stock shall be equal to the ratio which (i) the value of the Aggregate Stock Consideration bears to (ii) the value of the Aggregate Consideration (based, for such purposes, on the Parent Reference Price in respect of the value of the Parent Common Stock that comprised part of the Aggregate Consideration). The cash and shares payable pursuant to the preceding sentence shall be subject to any applicable withholding or other taxes required by Applicable Law to be withheld, with any such amounts being withheld from the cash payment to the maximum extent possible.

(b) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under Company Stock Plans (including restricted stock units and leveraged share awards), other than Company Options (each, a “Company Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Stock-Based Award shall be entitled to receive, in consideration of the cancellation of such Company Stock-Based Award and in settlement therefor, a payment of the Merger Consideration (comprised of Parent Common Stock and cash) into which the number of shares of Company Common Stock previously subject to such Company Stock-Based Award would have been converted into in the Merger if such shares of Company Common Stock had been outstanding immediately prior to the Effective Time; provided, that in the case of leveraged share awards, any such payment will be reduced by any unpaid portion of any loan with respect to such award. Such reduction shall be comprised of a proportionate reduction in the cash and Parent Common Stock otherwise required to be paid. From and after the Effective Time, any such cancelled Company Stock-Based Award shall only entitle such holder to the payment of the Merger Consideration pursuant to this Section 4.6(b), as so reduced. At, or as promptly as reasonably practicable after, the Effective Time, Parent shall or shall cause the Surviving Corporation to provide each holder of Company Stock-Based Awards which are canceled pursuant to this Section 4.6(b) with a lump sum cash payment and a payment of Parent Common Stock equal to the Merger Consideration payable to such holder pursuant to this Section 4.6(b), as so reduced, subject to any applicable withholding or other taxes required by Applicable Law to be withheld, with any such amounts withheld from the cash payment to the maximum extent possible.

(c) The Company shall take all steps necessary to provide that the Company Stock Plans (as well as any outstanding awards under any such plans) are terminated effective as of the Closing.

(d) No fractional shares of Parent Common Stock shall be issued to holders of Company Options or Company Stock-Based Awards, but in lieu thereof each holder of Company Options or Company Stock-Based Awards otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Company in accordance with the provisions of this Section 4.6, a cash payment in lieu of such fractional shares of Parent Common Stock in addition to the cash payment otherwise contemplated by this Section 4.6, equal to the number of such fractional shares of Parent Common Stock multiplied by the Parent Reference Price. Fractional share interests will not entitle the owner thereof to vote or to any other rights (including the right to receive dividends or other distributions of Parent) of a stockholder of Parent. The parties acknowledge that payment of cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.

Section 4.7 Further Action. If at any time after the Effective Time, any further action is necessary to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the directors and officers of the Surviving Corporation are fully authorized in the name of the Company and Merger Sub to take all such lawful and necessary action.

Section 4.8 Withholding Rights. Each of Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any of the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to all of the consideration payable to such Person under any provision of federal, state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation, or the Exchange Agent, as the case may be, and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock, Company Options or Company Stock-Based Awards, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Disclosure Letter and except as disclosed in any form, report, schedule, statement or other document (including all amendments thereto but excluding any disclosure contained in the “Risk Factors” section thereof (other than statements of fact) and any cautionary or predictive statements or forward-looking statements contained elsewhere therein) filed with, or furnished to, the Commission by the Company or Biomet on or after June 1, 2012 and prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 5.1 Corporate Existence. Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization with all requisite corporate power and authority to own, lease and operate its properties and assets as they are now being owned, leased or operated and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation or other legal entity and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of the business transacted by it requires it to be so qualified or in good standing, except where the failure to be so qualified and in good standing would not have a Company Material Adverse Effect.

Section 5.2 Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval,

the delivery of the notice required to be delivered by the Company pursuant to Section 228(e) of the DGCL (the “Section 228 Notice”) following receipt of the Company Stockholder Approval, and the filing of the Certificate of Merger pursuant to the DGCL, to consummate the transactions contemplated hereby. Except for the approvals described in the following sentence, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”), the filing of the Certificate of Merger pursuant to the DGCL and the delivery of the Section 228 Notice following receipt of the Company Stockholder Approval. The only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement is the Company Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The Board of Directors of the Company has duly adopted resolutions by unanimous vote of those voting at a meeting duly called and held (i) approving the execution, delivery and performance of this Agreement by the Company, (ii) determining that entering into this Agreement is fair to, and in the best interests of, the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption.

Section 5.3 Company SEC Documents.

(a) Since June 1, 2012, the Company and Biomet have filed with, or furnished to, as applicable, the Commission all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents required to be filed by the Company and Biomet with the Commission (together with all exhibits and schedules thereto and all information incorporated therein by reference, collectively, the “Company SEC Documents”). As of their respective dates, or if amended, as of the date of the last such amendment, the Company SEC Documents (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Act (to the extent then applicable) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For the avoidance of doubt, the Registration Statement is not a Company SEC Document.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “Company Financial Statements”), including each Company SEC Document filed after the date hereof until the Closing, (i) complied, as of their respective dates of filing with the Commission (or if amended, the date of the last such amendment), in all material respects with the published rules and regulations of the Commission with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and (iii) fairly presented in all material respects, as applicable, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of the Company’s and its Subsidiaries’ operations and cash flows for the periods indicated (except, in the case of each of sub-clauses (ii) and (iii), that the unaudited interim financial statements were subject to normal year-end and quarter-end adjustments which were not material).

(c) Each of the Company and Biomet maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Each of the Company and Biomet has (A) reasonably designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information is made known to the Chief Executive Officer and the Chief Financial Officer of the Company and Biomet by others within the Company and Biomet and (B) disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.

(d) There are no unresolved comments in comment letters received from the Commission staff with respect to the Company SEC Documents filed or furnished on or prior to the date hereof.

Section 5.4 Absence of Changes or Events. Except (w) as otherwise expressly contemplated by this Agreement, (x) for the negotiation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (y) for the IPO or (z) as set forth in Section 5.4 of the Company Disclosure Letter, (a) since May 31, 2013 (the “Balance Sheet Date”) (i) until the date of this Agreement the businesses of the Company and its Subsidiaries have been conducted in the Ordinary Course of Business in all material respects and (ii) there has not been a Company Material Adverse Effect and (b) since the Balance Sheet Date until the date of this Agreement, none of the Company or any of its Subsidiaries has taken any action, or failed to take any action, that, if such action were to be taken after the date hereof and prior to the Effective Time, would have breached any of the covenants contained in sub-clauses (ii)(B), (iii), (iv) (but, in the case of clause (iv), only with respect to incurrence of Funded Debt), (v), (x) and (xii) (but, in the case of clause (xii), only with respect to a liquidation, dissolution, wind-up, restructuring or reorganization of the Company or any of its Significant Subsidiaries) of Section 7.1(b).

Section 5.5 Capitalization.

(a) Section 5.5(a)(i) of the Company Disclosure Letter sets forth for the Company its authorized capital stock or other equity interests and the amount of its outstanding capital stock or other equity interests, in each case, as of the date of this Agreement. Section 5.5(a)(ii) of the Company Disclosure Letter sets forth for the Company the record owner(s) of its outstanding capital stock or other equity interests as of the date of this Agreement. Section 5.5(a)(iii) of the Company Disclosure Letter sets forth for each Significant Subsidiary of the Company the percentage of capital stock or other equity interests of each such Significant Subsidiary directly or indirectly owned by the Company as of the date of this Agreement. Except as set forth in Section 5.5(a)(i) of the Company Disclosure Letter, as of the date of this Agreement, there are no shares of capital stock of or equity interests in the Company issued, reserved for issuance or outstanding. Except as set forth in Section 5.5(a)(iii) of the Company Disclosure Letter, as of the date of this Agreement, there are no shares of capital stock of or equity interests in a Significant Subsidiary of the Company issued, reserved for issuance or outstanding. All of the outstanding capital stock or other equity interests of each of the Company and its Significant Subsidiaries have, to the extent applicable, been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding capital stock or other equity interests of each of the Company’s Significant Subsidiaries are owned by the Company or another Subsidiary of the Company free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as set forth in Section 5.5(b) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Significant Subsidiaries has outstanding, or is bound by, any subscription, option, warrant, restricted stock units or other right, call, or commitment to issue, or any obligation or commitment to purchase or redeem, any of its authorized capital stock or other equity interests or any securities convertible into or exercisable or exchangeable for any of its authorized capital stock or other equity interests. Except as set forth in Section 5.5(b) of the Company Disclosure Letter, (i) there are no outstanding or authorized equity equivalents, restricted stock awards, restricted stock units, leveraged share awards, stock appreciation, phantom stock, dividend equivalent rights, profit participation, or other equity awards of the

Company or any of its Significant Subsidiaries, and (ii) there are no voting trusts, stockholder agreements, proxies, or other similar Contracts with respect to the voting of the capital stock of the Company or any of its Significant Subsidiaries to which the Company or any of its Subsidiaries is a party.

(c) Except (x) as set forth in Section 5.5(c)(i) of the Company Disclosure Letter, (y) for the interests in the Subsidiaries of the Company and (z) for marketable securities and similar interests, as of the date of this Agreement, none of the Company or any of its Subsidiaries owns any material direct or indirect equity or other ownership interest in any Person or has any obligation to make any material investment (in the form of a capital contribution or otherwise) in any Person. Except as set forth in Section 5.5(c)(ii) of the Company Disclosure Letter, as of April 23, 2014, none of the Company or any of its Subsidiaries has any Funded Debt.

Section 5.6 Consents and Approvals. Except as set forth in Section 5.6 of the Company Disclosure Letter, neither the execution, delivery, and performance of this Agreement by the Company nor the consummation of the transactions contemplated hereby by the Company will require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (a) for applicable requirements, if any, of state securities or “blue sky” laws, the premerger notification requirements of the HSR Act, the requirements of the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws, (b) the filing and recordation of the Certificate of Merger as required by the DGCL and the delivery of the Section 228 Notice, if required, following receipt of the Company Stockholder Approval, (c) the applicable requirements of the Exchange Act and the Securities Act, (d) consents, approvals, authorizations, permits, filings or notifications as may arise in connection with the Financing or as a result of facts or circumstances relating to Parent or its Affiliates or Applicable Laws or Contracts binding on Parent or its Affiliates or (e) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 5.7 No Violations. Except as set forth in Section 5.7 of the Company Disclosure Letter, neither the execution, delivery, and performance of this Agreement by the Company nor the consummation of the transactions contemplated hereby by the Company will (a) contravene or violate any Applicable Law to which the Company or any of its Subsidiaries is subject or by which any of their respective properties or assets are bound (assuming all authorizations, approvals, consents, registrations and filings contemplated in Section 5.6 have been obtained or made, as applicable), (b) violate or conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries, (c) violate, conflict with, result in the breach of or default under, or an event that, with or without notice or lapse of time or both, would constitute a default under, or require the consent of any other party to, any Material Contract to which the Company or any of its Subsidiaries is a party or any Material Permit held by the Company or any of its Subsidiaries or by which any of their respective assets or properties are bound or give any other party to such Material Contract the right to terminate, amend, cancel or accelerate the rights or obligations of the Company or any of its Subsidiaries thereunder, or result in the loss of any benefit of the Company or any of its Subsidiaries under any Material Contract to which the Company or any of its Subsidiaries is a party or any Material Permit held by the Company or any of its Subsidiaries or by which any of their respective assets or properties are bound, or (d) result in the creation or imposition of any Encumbrance (other than any Permitted Encumbrance) upon or with respect to any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (a), (b) (with respect to the Company’s Subsidiaries), (c) and (d), for any violation, conflict, breach, default, consent, termination, amendment, cancellation, acceleration, loss of benefits or Encumbrances which would not have a Company Material Adverse Effect.

Section 5.8 Litigation. Except as set forth in Section 5.8 of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, as of the date of this Agreement (a) none of the Company or any of its Subsidiaries is a party to any pending Proceeding or, to the Knowledge of the Company, any threatened Proceeding, in each case, by, of or before any Governmental Authority and (b) none of the Company or any of its Subsidiaries is subject to any Order of, settlement agreement or other similar written agreement with, any Governmental Authority under which the Company or any such Subsidiary has any outstanding obligations.

Section 5.9 Transactions with Affiliates. Except (x) as set forth in Section 5.9 of the Company Disclosure Letter, (y) for the payment of compensation, benefits and the advancement or reimbursement of expenses incurred in the Ordinary Course of Business to the directors and employees of the Company and its Subsidiaries or (z) as would not be required to be disclosed under Item 404 under Regulation S-K of the Exchange Act, (a) there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and (i) any officer or director of the Company or any of its Subsidiaries, (ii) any of the Company’s stockholders or (iii) any Affiliate of any such stockholder (other than the Company or any of its Subsidiaries), on the other hand, and (b) there is no Indebtedness owing by or to (i) any officer or director of the Company or any of its Subsidiaries, (ii) any of the Company’s stockholders or (iii) any Affiliate of such stockholder (other than the Company or any of its Subsidiaries) by or to the Company or any of its Subsidiaries.

Section 5.10 Compliance with Laws; Permits. Except (x) as set forth in Section 5.10 of the Company Disclosure Letter or (y) as would not have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since June 1, 2012 in compliance with and not in violation of any Applicable Law applicable to the Company or such Subsidiary or Contract to which a Governmental Authority (other than in its capacity as a customer of the Company or any of its Subsidiaries or otherwise in its capacity as a commercial actor) and the Company or such Subsidiary is a party or by which any of the assets or properties of the Company or any of its Subsidiaries is bound or Permit that is held by the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole (a “Material Permit”) and (b) since June 1, 2012 through the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice alleging any violations of any Applicable Law, Material Permit or Contract with a Governmental Authority (other than in its capacity as a customer of the Company or any of its Subsidiaries or otherwise in its capacity as a commercial actor) applicable to the Company or any such Subsidiary or by which any of their respective assets or properties are bound. Each of the Company and its Subsidiaries holds all Material Permits and all such Permits are valid and in full force and effect, except for such Material Permits the failure of which to hold or to be valid or in full force and effect would not have a Company Material Adverse Effect. Since June 1, 2012 through the date of this Agreement, none of the Company or any of its Subsidiaries has received any written notice of any Proceeding before any Governmental Authority threatening the validity, revocation, withdrawal, suspension, cancellation or modification of such Material Permits, and no such Proceeding before any Governmental Authority is pending or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such Material Permits that if invalid, revoked, withdrawn, suspended, cancelled or modified would not have a Company Material Adverse Effect. Notwithstanding anything contained in this Section 5.10, no representation or warranty shall be deemed to be made in this Section 5.10 in respect of the matters referenced in Section 5.3, Section 5.20, or Section 5.23, or in respect of environmental, Tax, employee benefits or labor law matters.

Section 5.11 Absence of Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities, whether accrued, absolute, contingent, direct or indirect or otherwise that would be required to be recorded on a consolidated balance sheet of the Company and its Subsidiaries or in the related notes thereto under GAAP, except for liabilities (a) disclosed, reflected or accrued on or reserved against in the audited or unaudited financial statements of the Company contained in the Company SEC Documents filed or furnished to the Commission prior to the date of this Agreement, (b) arising in the Ordinary Course of Business since the Balance Sheet Date, (c) which would not have a Company Material Adverse Effect, (d) incurred in connection with this Agreement or the transactions contemplated hereby or the IPO, (e) which have been discharged or paid in full or (f) set forth on Section 5.11 of the Company Disclosure Letter.

Section 5.12 Material Contracts.

(a) Except for (x) this Agreement or any Contract filed with or furnished to the Commission by the Company or any of its Subsidiaries as an exhibit to a Company SEC Document prior to the date of this Agreement (including, for the avoidance of doubt, any Contract incorporated into any such Company SEC Document by reference to a Company SEC Document filed or furnished prior to such date) and (y) Real Property

Leases, Section 5.12 of the Company Disclosure Letter sets forth as of the date hereof each written Contract to which the Company or any of its Subsidiaries is a party to or bound as of the date hereof of the type described in any of the following clauses (collectively, the “Material Contracts”):

(i) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the Commission);

(ii) any Contract (other than between or among (x) the Company and its wholly owned Subsidiaries or (y) wholly owned Subsidiaries of the Company) relating to outstanding Indebtedness pursuant to which the Company or any of its Subsidiaries is liable or obligated for an amount in excess of Fifty Million Dollars ($50,000,000);

(iii) any Contract that (A) restricts the Company or any of its Subsidiaries from participating or competing in any line of business, market or geographic area, (B) contains most favored customer pricing provisions in favor of the counterparty of the Company or Company Subsidiary or (C) provides for “exclusivity” or any similar requirement or “most favored nation” or similar rights in favor of the counterparty of the Company or any Company Subsidiary, in the case of each of sub-clauses (A) (B) and (C), that is material to the businesses of the Company and its Subsidiaries, taken as a whole, except for any such Contract (x) that may be canceled without any material payment by the Company or any such Subsidiary upon notice of ninety (90) or fewer days, (y) between the Company and any of its Subsidiaries, on the one hand, and a distributor or sales agent, sales representative or similar Person, on the other hand or (z) between or among (1) the Company and its wholly owned Subsidiaries or (2) wholly owned Subsidiaries of the Company);

(iv) any joint venture, partnership, joint research, joint development or joint marketing or similar Contract (other than between or among (x) the Company and its wholly owned Subsidiaries or (y) wholly owned Subsidiaries of the Company), in each case, that is material to the businesses of the Company and its Subsidiaries, taken as a whole;

(v) any customer, distribution, manufacturing, sales, supply, vendor or manufacturing Contract under which payments by or to the Company or any of its Subsidiaries were made in excess of Five Million Dollars ($5,000,000) for the twelve-month period ended November 30, 2013, other than (x) any customer, distribution or sales Contract in a form substantially similar to the form distribution agreement made available to Parent and (y) any Contract between or among (1) the Company and its wholly owned Subsidiaries or (2) wholly owned Subsidiaries of the Company;

(vi) any license (other than between or among (x) the Company and its wholly owned Subsidiaries or (y) wholly owned Subsidiaries of the Company) that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries has (A) acquired the right to use any Intellectual Property from any third party (but excluding licenses for commercially available software or software-as-a-service), or (B) granted to any third party any license to use any Owned Company Intellectual Property, other than, in the case of each of sub-clauses (A) and (B), licenses or grants of rights ancillary to commercial agreements (including manufacturing, customer, supply, distribution, retail, development, marketing and similar agreements) entered into in the Ordinary Course of Business;

(vii) any Contract (other than between or among (x) the Company and its wholly owned Subsidiaries or (y) wholly owned Subsidiaries of the Company) with respect to (A) a merger, acquisition or disposition of capital stock of any Person or (B) an acquisition or disposition of assets of any Person, in each case, for aggregate consideration in excess of Twenty Five Million Dollars ($25,000,000) (other than any Contract relating to a transaction that has been consummated or terminated without any material continuing obligations or liabilities);

(viii) any Collective Bargaining Agreements; or

(ix) any Contract under which payments by or to the Company or any of its Subsidiaries were made in excess of Five Million Dollars ($5,000,000) for the twelve-month period ended November 30,

2013 and under which the Company or any of its Subsidiaries has any “take or pay” or minimum purchase obligation, in each case, that is material to the businesses of the Company and its Subsidiaries, taken as a whole, except for any such Contract that may be canceled without any payment by the Company or any such Subsidiary upon notice of ninety (90) or fewer days.

(b) Except as would not have a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries is in breach of any Material Contract, (ii) each Material Contract is in full force and effect and constitutes the legal, valid and binding obligation of the Company and its Subsidiaries party thereto, as applicable, and, to the Knowledge of the Company, of each other party thereto, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles, (iii) none of the Company or any of its Subsidiaries party to or, to the Knowledge of the Company, any other party to a Material Contract is in default under or in breach or violation of any such Material Contract, (iv) there has not occurred any event or events that, with notice or lapse of time or both, would constitute a default, breach or violation by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party, under any such Material Contracts and (v) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received any written claim or notice of default, termination or cancellation under any Material Contract (other than a notice of termination or cancellation upon the expiration or lapse of such Material Contract in accordance with the terms thereof). Except with respect to any Collective Bargaining Agreements, a true, correct and complete copy of each written Material Contract has been made available to Parent; provided, however, that the Company may redact any competitively sensitive information from any such copy.

Section 5.13 Employee Benefit Matters.

(a) Section 5.13(a) of the Company Disclosure Letter lists each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and all other material employee benefit, employment, pension, retention, bonus, incentive, equity incentive, deferred compensation, stock purchase, stock option, severance, change in control, medical and other welfare and fringe benefit plans, agreements, contracts, schemes, programs, funds, commitments or arrangements, whether written or oral, qualified or nonqualified, funded or unfunded, which provide compensation or benefits to any current or former employee, director, officer, consultant, independent contractor, independent sales personnel or distributor of the Company or any of its Subsidiaries in the United States and (i) which are maintained or contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries, (ii) to which the Company or any of its Subsidiaries is a party or (iii) to which the Company or any of its Subsidiaries may otherwise have any liability (contingent or otherwise), in each case other than Non-U.S. Benefit Plans (collectively, the “Benefit Plans”). With respect to each Benefit Plan, the Company has made available to Parent a true and complete copy of the following, to the extent applicable: (A) the most recent summary plan description for each Benefit Plan for which a summary plan description is required; (B) such Benefit Plan, and each trust, funding and administrative services agreement relating to such Benefit Plan; (C) the most recent annual report (Form 5500) for each Benefit Plan for which such report is required to be filed; (D) the most recent actuarial report for each Benefit Plan for which such a report is required under ERISA; and (E) the most recent determination letter issued by the IRS with respect to each Benefit Plan intended to qualify under Section 401(a) of the Code.

(b) Except as would not have a Company Material Adverse Effect, each Benefit Plan has been operated in all respects in accordance with its terms, Applicable Laws, and any other applicable instruments. Each Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS and, to the Knowledge of the Company, no events or omissions have occurred that would adversely affect the qualified status of any Benefit Plan. As of the date of this Agreement, there are no actions, suits, or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened against the Benefit Plans, or any administrator or fiduciary thereof, which could result in any liability, other than any liability that would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, each Benefit Plan which is a

“nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered since January 1, 2005 in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code.

(c) None of the Company or any of its Subsidiaries nor any of their ERISA Affiliates has maintained, contributed to, or otherwise has had any liability (contingent or otherwise) in the past six (6) years with respect to any plans that are subject to Title IV of ERISA. None of the Company or any of its Subsidiaries nor any of their ERISA Affiliates has in the past six (6) years maintained, been a participating employer, contributed to, or had any obligation to contribute to, or has had in the past six years any liability (contingent or otherwise) with respect to any multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA or Section 414(f) of the Code).

(d) None of the Company or any of its Subsidiaries has any material liability in respect of, or obligation to provide, post-employment welfare benefits (including health, medical or life insurance) for former employees of the Company or any of its Subsidiaries except (i) continuation coverage required under Section 4980B of the Code, (ii) coverage or benefits the entire cost of which is borne by the former employee (or eligible dependents or beneficiaries) or (iii) coverage or benefits under the employment agreements or severance benefit plans listed on Section 5.13(a) of the Company Disclosure Letter.

(e) Except as set forth in Section 5.13(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby or thereby, will (either alone or together with any other event) (i) constitute a stated triggering event under any Benefit Plan or employment agreement that will result in any payment (whether of severance pay or otherwise) becoming due to any employee of the Company or any of its Subsidiaries, (ii) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any employee of the Company or any of its Subsidiaries, (iii) cause any individual to accrue or receive additional benefits, services or accelerated rights to payment of benefits under any Benefit Plan or employment agreement or (iv) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund or otherwise provide for benefits for any individual. Except as set forth in Section 5.13(e) of the Company Disclosure Letter, and assuming that the covenant set forth in Section 7.14 is satisfied, there are no Contracts providing for payments that could subject any person to liability for tax under Section 4999 of the Code or cause the loss of a deduction to the Company or any of its Subsidiaries under Section 280G of the Code.

(f) Except as would not have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries nor any of their ERISA Affiliates nor any of their employees, members, managers, stockholders or directors has engaged in any transaction in connection with which any of them would be subject either to a civil penalty assessed pursuant to Section 502 of ERISA or a Tax imposed by Section 4975 of the Code.

(g) Except as would not have a Company Material Adverse Effect, each Non-U.S. Benefit Plan is in compliance in all respects with Applicable Law and has been administered and operated in all respects in accordance with its terms. To the Knowledge of the Company, each Non-U.S. Benefit Plan which is intended to qualify for special tax treatment meets the requirements for such treatment and no event has occurred and no condition exists that would reasonably be expected to result in the loss or revocation of such status. Except as would not have a Company Material Adverse Effect: (i) none of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any other person has breached any fiduciary duty under Applicable Law with respect to any Non-U.S. Benefit Plan, (ii) no claim, action or litigation has been made, commenced or, to the Knowledge of the Company, threatened in writing with respect to any Non-U.S. Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims), (iii) each Non-U.S. Benefit Plan that provides for pension benefits is funded in compliance with all Applicable Laws and (iv) to the Knowledge of the Company, each Non-U.S. Benefit Plan required to be registered with applicable Governmental Authorities has been so registered and has been maintained in good standing with the applicable Governmental Authorities.

Section 5.14 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are, and since June 1, 2012 have been, in compliance with Environmental Laws, and have obtained, and are in compliance with, all Permits required of them under any Environmental Law;

(b) since June 1, 2012 through the date of this Agreement, none of the Company or any of its Subsidiaries has received any written notice or demand letter (A) regarding any Release or threatened Release of Hazardous Substances at any location or (B) alleging any material violation of any Environmental Law, in each case which matter remains unresolved, and there are no Proceedings, or, to the Knowledge of the Company, investigations, pending before any Governmental Authority, or threatened before any Governmental Authority in writing, against the Company or any of its Subsidiaries under any Environmental Law;

(c) none of the Company or any of its Subsidiaries has assumed, by Contract or operation of Applicable Law, any obligation or liability of any other Person under any Environmental Law, or is subject to any Order under any Environmental Law; and

(d) as of the date hereof, to the Knowledge of the Company, no facts, circumstances or conditions exist with respect to any real property at any time owned, leased or operated by the Company or any of its Subsidiaries or with respect to the past or present business or operations of the Company or any of its Subsidiaries which would reasonably be expected to give rise to liability under any Environmental Law.

Section 5.15 Property and Assets.

(a) Section 5.15(a) of the Company Disclosure Letter sets forth a list of all material real property owned in fee by the Company or any of its Subsidiaries as of the date hereof (the “Owned Real Property”). The Company and its Subsidiaries have good and marketable fee simple title in and to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Section 5.15(b) of the Company Disclosure Letter sets forth a list of all material leases, subleases, rental or occupancy agreements with respect to any material Real Property leased by the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party as of the date hereof, whether as landlord or as tenant (collectively, “Real Property Leases”). Each Real Property Lease represents, as of the date hereof, the entire agreement between the tenants and the landlords thereunder with respect to the respective leasehold demised by a Real Property Lease (each, a “Leased Real Property”). True, correct and complete copies of each material Real Property Lease have been made available to Parent (except as indicated on Section 5.15(b) of the Company Disclosure Letter). Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries which are tenants have good and valid leasehold interests in the Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances, (ii) each Real Property Lease is in full force and effect and constitutes the legal, valid and binding obligation of the Company and its Subsidiaries, as applicable, and, to the Knowledge of the Company, of each other party thereto, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles and (iii) none of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no other party to a Real Property Lease is in default under or in breach of any such Real Property Lease, there has not occurred any event or events which, with the lapse of time or the giving of notice, or both, would constitute a default by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party under any such Real Property Leases.

(c) Except (x) as would not have a Company Material Adverse Effect or (y) as disposed of in the Ordinary Course of Business or in accordance with Section 7.1(b)(xi), each of the Company and its Subsidiaries has valid title to, or valid leasehold or sublease interests or other comparable contract rights in, all of its tangible properties and assets that do not constitute real property and that are owned or leased by it and necessary for the conduct of its business as currently conducted, free and clear of all Encumbrances, other than Permitted Encumbrances.

Section 5.16 Employment and Labor.

(a) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, since June 1, 2012, have been in compliance with all Collective Bargaining Agreements and all Applicable Laws related to the employment of labor, including those related to wages, hours, classification, immigration, health, safety and collective bargaining, and (ii) are not and, since June 1, 2012, have not been engaged in any unfair labor practice.

(b) Except as would not have a Company Material Adverse Effect as of the date of this Agreement, (i) none of the Company or any of its Subsidiaries is subject to any pending, or to the Knowledge of the Company, threatened, strikes, slowdowns, work stoppages, unfair labor practice charges or collective labor disputes, and (ii) no such strikes, slowdowns, work stoppages, unfair labor practice charges or collective labor disputes have occurred since June 1, 2012 through the date of this Agreement.

Section 5.17 Insurance. Except (x) as set forth on Section 5.17 of the Company Disclosure Letter or (y) as would not have a Company Material Adverse Effect, (a) each material insurance policy covering the Company or any of its Subsidiaries is in full force and effect and (b) none of the Company or any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default under, or permit termination or modification by the insurer of, any such insurance policy. As of the date of this Agreement, there is no material claim pending under such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policies, except (x) as set forth in Section 5.17 of the Company Disclosure Letter or (y) for such claims which would not have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, there is no threatened termination of any of such insurance policies that would have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and since June 1, 2012 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Applicable Law and as are adequate to protect its assets and properties and the conduct of its business.

Section 5.18 Intellectual Property Matters.

(a) Except as would not have a Company Material Adverse Effect or as set forth in Section 5.18(a) of the Company Disclosure Letter, the Company and its Subsidiaries solely own or co-own, or have a valid license to use, all of the Company Intellectual Property free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, (i) all Company Registered Intellectual Property is valid, subsisting and enforceable and (ii) as of the date hereof, none of the Company Registered Intellectual Property is the subject of any Proceeding or other challenge before any Governmental Authority to the validity, subsistence or enforceability of such Company Registered Intellectual Property except in connection with the prosecution in the Ordinary Course of Business of applications before the United States Patent and Trademark Office or any equivalent Governmental Authority.

(c) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the use or practice of the Company Intellectual Property in the conduct of the business of the Company and its

Subsidiaries as currently conducted (including in such conduct of the business, the sale of products of the Company or any of its Subsidiaries) does not infringe, misuse, violate or constitute misappropriation of any Intellectual Property of any other Person. Except as set forth in Section 5.18(c) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, as of the date of this Agreement there are no Proceedings pending alleging the infringement, misuse, violation, or misappropriation of any Intellectual Property of any other Person by the Company or any of its Subsidiaries. As of the date of this Agreement, since June 1, 2012, none of the Company or any of its Subsidiaries has received any written notice of any such infringement, misuse, violation, or misappropriation, nor, to the Knowledge of the Company, are any Proceedings threatened alleging any such infringement, misuse, violation, or misappropriation except as would not have a Company Material Adverse Effect.

(d) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no Person is infringing upon, misusing, violating, or misappropriating any Owned Company Intellectual Property.

(e) With respect to each item of Company Registered Intellectual Property, in accordance with Applicable Law, payment of all necessary registration, maintenance, annuities and renewal fees in connection with such Company Registered Intellectual Property has been made as necessary for the purpose of maintaining the registration of such Company Registered Intellectual Property, except as would not have a Company Material Adverse Effect.

(f) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no employee, independent contractor or agent of each of the Company and its Subsidiaries is in default or breach of any term of any employment agreement, non-disclosure agreement, or assignment of invention agreement, in each case relating to non-disclosure or assignment of Owned Company Intellectual Property.

(g) Except as would not have a Company Material Adverse Effect, as of the date hereof, the Company and its Subsidiaries own or have a valid right to use all computer systems, networks, hardware, middleware, firmware, servers, software, databases, websites and equipment used to process, store, maintain and operate data, information, and functions to the extent used in connection with the Company’s and its Subsidiaries’ business operations (the “Company IT Systems”), and such Company IT Systems perform as reasonably required in connection with, the operation of the business as now being conducted. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have implemented commercially reasonable back-up, security and disaster recovery measures.

(h) Except as would not have a Company Material Adverse Effect, since June 1, 2012: (i) the Company and its Subsidiaries are complying and have complied with all applicable statutes and regulations relating to privacy, data protection, and the collection and use of personal information; (ii) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received any written notice of any Proceeding alleging a violation of such statutes or regulations nor, to the Knowledge of the Company, is any such Proceeding threatened against the Company or any of its Subsidiaries; and (iii) to the Knowledge of the Company, there has been no loss or breach of security of personally identifiable information maintained by or on behalf of the Company or any of its Subsidiaries.

Section 5.19 Taxes.

(a) Except as would not have a Company Material Adverse Effect, all Tax Returns for all periods ending on or before the Closing Date that are or were required to be filed by, or on behalf of, the Company and its Subsidiaries have been or will be filed on a timely basis. Except as would not have a Company Material Adverse Effect, all such Tax Returns are true, correct and complete.

(b) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have timely paid, or made provision for the timely payment of, all Taxes due and payable, except such Taxes, if any, that are described in Section 5.19 of the Company Disclosure Letter or are being contested in good faith and as to which adequate reserves have been provided in accordance with the requirements of GAAP. Except as would not have a Company Material Adverse Effect, where payment for a Tax of the Company or its Subsidiaries is not yet due, the charges, accruals and reserves with respect to material Taxes on the books of the Company and its Subsidiaries are adequate in accordance with the requirements of GAAP. Except as set forth in Section 5.19 of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has given or is subject to any material waiver or extension of a statute of limitations with respect to any Tax.

(c) All material Taxes that the Company and its Subsidiaries are or were required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Governmental Authority.

(d) There are no tax sharing agreements or similar arrangements (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries), including indemnification agreements or arrangements, that will require that any material payment be made by the Company and its Subsidiaries on or after the Closing Date with respect to Taxes imposed on any Person other than the Company and its Subsidiaries; provided, however, that this paragraph (d) shall not include any Tax payable pursuant to any agreement or arrangement entered into in the Ordinary Course of Business of the Company and its Subsidiaries.

(e) Except as would not have a Company Material Adverse Effect or as otherwise set forth in Section 5.19 of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has (i) agreed to or are required to make any adjustment pursuant to Section 481(a) of the Code, (ii) knowledge that the IRS has proposed any such adjustment or change in accounting method with respect to the Company or any of its Subsidiaries or (iii) an application pending with any Governmental Authority requesting permission for any change in accounting method, in each case, that would increase the Company’s or any of its Subsidiaries’ liability for Taxes in a taxable period or portion thereof beginning after the Closing Date.

(f) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) None of the Company or any of its Subsidiaries will be required to include any item of material income or gain in, or be required to exclude any material item of deduction of loss from, any period ending after the Closing Date as a result of any (i) closing or similar agreement with any taxing authority executed on or prior to the Closing Date, (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) election under section 108(i) of the Code or (iv) prepaid amount received prior to the Closing Date.

(h) As of the date of this Agreement, no written claim has been made by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file a Tax Return, either separately or as a member of an affiliated, combined, unitary, consolidated or similar group of corporations, that the Company and its Subsidiaries, either separately or as a member of an affiliated, combined, unitary, consolidated or similar group of corporations, is or may be subject to a material amount of Tax in that jurisdiction.

Section 5.20 Regulatory Compliance. Except as set forth in Section 5.20 of the Company Disclosure Letter:

(a) As to each product subject to the Federal Food, Drug, and Cosmetic Act, as amended (including the rules and regulations promulgated thereunder, the “FDCA”), or similar Applicable Laws (including Council Directive 93/42/EEC concerning medical devices and its implementing rules and guidance documents) in any foreign jurisdiction (the FDCA and such similar laws, collectively, the “Regulatory Laws”) that is developed, manufactured, tested, distributed or marketed by the Company or any of its Subsidiaries (or, for purposes of Section 6.11, developed, manufactured, tested, distributed or marketed by Parent or any of its Subsidiaries, in each case as the context so requires, a “Medical Device”), each such Medical Device is being developed, manufactured, tested, distributed or marketed in compliance with all applicable requirements under the Regulatory Laws, including those relating to investigational use, premarket clearance or marketing approval to market a Medical Device, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, except for failures to be in compliance that would not have a Company Material Adverse Effect. As of the date of this Agreement, none of the Company or any of its Subsidiaries has received any written notice from the Federal Food and Drug Administration (the “FDA”) or any other Governmental Authority that remains uncured and unresolved (i) contesting the premarket clearance or approval of, the uses of or the labeling and promotion of any products of the Company or any of its Subsidiaries or (ii) otherwise alleging any material violation of any Regulatory Law applicable to any Medical Device.

(b) (i) Since June 1, 2012, no Medical Device has been recalled, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by the Company or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise), except for a recall, withdrawal, suspension, seizure or discontinuation that would not have a Company Material Adverse Effect and (ii) none of the actions described in the immediately preceding clause (i) is under consideration by senior management of the Company or any of its Subsidiaries with respect to any Medical Device. As of the date of this Agreement, there is no Proceeding against the Company or any of its Subsidiaries in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Device.

(c) The Company and its Subsidiaries are in compliance with all applicable registration and listing requirements set forth in Sec. 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807 and all other Regulatory Laws, except for failures to be in compliance that would not have a Company Material Adverse Effect.

(d) None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA, failed to disclose a material fact required to be disclosed to the FDA, or committed an act, made a material statement, or failed to make a material statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in the FDA’s Compliance Policy Guide, Section 120.100 (CPG 7150.09). None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by Sec. 306 of the FDCA (21 U.S.C. § 335a(a)) or authorized by Sec. 306 of the FDCA (21 U.S.C. § 335a(b)). None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”).

(e) Since June 1, 2012 through the date of this Agreement, none of the Company or any of its Subsidiaries has received any written notice that the FDA or any other Governmental Authority has commenced, or threatened to initiate, any action to (i) withdraw its approval of any Medical Device, (ii) enjoin production of any Medical Device or (iii) enjoin the production of any Medical Device produced at any facility where any Medical Device is manufactured, tested or packaged.

Section 5.21 Disclosure Documents. None of the information supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Form S-4 to be filed by Parent with the Commission in connection with the issuance of Parent Common Stock pursuant to the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the Commission, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (b) the prospectus to be filed with the Commission as part of the Form S-4, the Consent

Solicitation Statement or the Proxy Statement, as applicable, will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Consent Solicitation Statement or the Proxy Statement, as applicable, will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in any of the foregoing documents which were not supplied by or on behalf of the Company.

Section 5.22 State Takeover Statutes. Section 203 of the DGCL is inapplicable to the transactions contemplated by this Agreement. No “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover Applicable Law (collectively, the “State Takeover Laws”) applicable to the Company or any anti-takeover provision in the Organizational Documents of the Company is applicable to the Merger or the other transactions contemplated by this Agreement.

Section 5.23 Foreign Corrupt Practices Act.

(a) Except as set forth in Section 5.23 of the Company Disclosure Letter, none of the Company or any of its Subsidiaries, any of their respective officers or employees, or, to the Knowledge of the Company, any supplier, distributor, licensee or agent or any other Person acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, has, since June 1, 2013, (i) made or offered to make or received any direct or indirect payments in material violation of any Applicable Law (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit or thing of value to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit or thing of value, or the purpose thereof, was illegal in any material respect under any Applicable Law (including the United States Foreign Corrupt Practices Act), or (ii) provided or received any product or services in material violation of any Applicable Law (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010). Except as set forth in Section 5.23 of the Company Disclosure Letter, there are no pending internal investigations and, to the Knowledge of the Company, no pending Proceedings, in each case, regarding any action or any allegation of any action described above in this Section 5.23(a).

(b) Except as set forth in Section 5.23 of the Company Disclosure Letter, the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping, reporting and internal control requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and of the United States Foreign Corrupt Practices Act. No Proceeding by or before any Governmental Authority that is material to the Company and its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any investigation by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws pending or threatened.

(c) None of the Company or any of its Subsidiaries nor any of their respective Representatives or Affiliates (nor any Person or entity acting on behalf of any of the foregoing) is currently subject to any material sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury. Except as set forth in Section 5.23 of the Company Disclosure Letter, no Proceeding by or before any Governmental Authority that is material to the Company and its Subsidiaries with respect to any such sanctions is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is any investigation by or before any Governmental Authority involving the Company or any of its Subsidiaries with respect to any such sanctions pending or threatened.

Section 5.24 No Brokers. Except for the Persons set forth on Section 5.24 of the Company Disclosure Letter, whose fees and expenses are payable pursuant to an engagement letter (a true, correct and complete copy of which has been provided to Parent), no broker, investment banker or finder is entitled to any brokerage or finder’s fee or other commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Company or any of its Subsidiaries, the Company’s stockholders or their respective Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent Disclosure Letter and except as disclosed in any form, report, schedule, statement or other document (including all amendments thereto but excluding any disclosure contained in the “Risk Factors” section thereof (other than statements of fact) and any cautionary or predictive statements or forward-looking statements contained elsewhere therein) filed with, or furnished to, the Commission by Parent on or after June 1, 2012 and prior to the date of this Agreement, Parent hereby represents and warrants to the Company as follows:

Section 6.1 Corporate Existence. Each of Parent and its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization with all requisite corporate power and authority to own, lease and operate its properties and assets as they are now being owned, leased or operated and to carry on its business as presently conducted. Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation or other legal entity and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of the business transacted by it requires it to be so qualified or in good standing, except where the failure to be so qualified and in good standing would not have a Parent Material Adverse Effect.

Section 6.2 Authorization. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of Parent and Merger Sub. No other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the filing of the Certificate of Merger pursuant to the DGCL. No vote of the holders of any class or series of capital stock or other equity interests or securities of Parent or any of its Subsidiaries is necessary to adopt this Agreement or consummate any of the transactions contemplated by this Agreement, including the issuance of the shares of Parent Common Stock to be issued in the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 6.3 Absence of Changes or Events. Except (x) as otherwise expressly contemplated by this Agreement or (y) the negotiation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (a) since December 31, 2013 (i) until the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in the Ordinary Course of Business in all material respects and (ii) there has not been a Parent Material Adverse Effect and (b) since December 31, 2013 until the date of this Agreement, none of Parent or any of its Subsidiaries has taken any action, or failed to take any action, that, if such action were to be taken after the date hereof and prior to the Effective Time, would have breached any of the covenants contained in sub-clauses (ii)(B), (iii), (iv), (v) and (vii) (but, in the case of clause (vii), only with respect to a liquidation, dissolution, wind-up, restructuring or reorganization of Parent or any of its Significant Subsidiaries) of Section 7.2(b).

Section 6.4 Capitalization of Parent and Merger Sub.

(a) Section 6.4(a)(i) of the Parent Disclosure Letter sets forth Parent’s authorized capital stock or other equity interests and the amount of its outstanding capital stock or other equity interests, in each case, as of April 22, 2014. Section 6.4(a)(ii) of the Parent Disclosure Letter sets forth for each Significant Subsidiary of Parent its authorized capital stock or other equity interests and the amount of its outstanding capital stock or other equity interests, in each case, as of the date of this Agreement. Except as set forth in Section 6.4(a)(i) of the Parent Disclosure Letter, as of April 22, 2014, there are no shares of capital stock of, or equity interests in, Parent issued, reserved for issuance or outstanding. Except as set forth in Section 6.4(a)(ii) of the Parent Disclosure Letter, as of the date of this Agreement, there are no shares of capital stock of or equity interests in a Significant Subsidiary of Parent issued, reserved for issuance or outstanding. All of the outstanding capital stock or other equity interests of each of Parent and its Significant Subsidiaries have, to the extent applicable, been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding capital stock or other equity interests of each of Parent’s Significant Subsidiaries are owned by Parent or another Subsidiary of Parent free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as set forth in Section 6.4(b) of the Parent Disclosure Letter, as of April 22, 2014, none of Parent or any of its Significant Subsidiaries has outstanding, or is bound by, any subscription, option, warrant, restricted stock units, or other right, call, or commitment to issue, or any obligation or commitment to purchase or redeem, any of its authorized capital stock or other equity interests or any securities convertible into or exercisable or exchangeable for any of its authorized capital stock or other equity interests. Except as set forth in Section 6.4(b) of the Parent Disclosure Letter, (i) there are no outstanding or authorized equity equivalents, restricted stock awards, restricted stock units, leveraged share awards, stock appreciation, phantom stock, dividend equivalent rights, profit participation, or other equity awards of Parent or any of its Significant Subsidiaries, and (ii) there are no voting trusts, stockholder agreements, proxies, or other similar Contracts with respect to the voting of the capital stock of Parent or any of its Significant Subsidiaries to which Parent or any of its Subsidiaries is a party.

(c) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger in accordance with Article IV (i) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by Applicable Law, Parent’s Organizational Documents or any Contract to which Parent or any of its Subsidiaries is a party or is bound, (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable state securities or “blue sky” laws and (iii) will be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.5 Consents and Approvals. Neither the execution, delivery, and performance of this Agreement by Parent or Merger Sub nor the consummation of the transactions contemplated hereby by Parent or Merger Sub, as applicable, will require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (a) for applicable requirements, if any, of state securities or “blue sky” laws, the premerger notification requirements of the HSR Act, the requirements of the EU Merger

Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws, (b) the filing and recordation of the Certificate of Merger as required by the DGCL, (c) the applicable requirements of the Exchange Act, (d) consents, approvals, authorizations, permits, filings or notifications as a result of facts or circumstances relating to the Company or its Affiliates or Applicable Laws or Contracts binding on the Company or its Affiliates or (e) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Parent Material Adverse Effect.

Section 6.6 No Violations. Neither the execution, delivery, and performance of this Agreement by Parent or Merger Sub nor the consummation of the transactions contemplated hereby by Parent or Merger Sub, as applicable, will (a) contravene or violate any Applicable Law to which Parent or any of its Subsidiaries is subject or by which any of their respective properties or assets are bound (assuming all authorizations, approvals, consents, registrations and filings contemplated in Section 6.5 have been obtained or made, as applicable), (b) violate or conflict with any provision of the Organizational Documents of Parent or any of its Subsidiaries, (c) violate, conflict with, result in the breach of or default under, or an event that, with or without notice or lapse of time or both, would constitute a default under, or require the consent of any other party to, any material Contract to which Parent or any of its Subsidiaries is a party or any Parent Material Permit held by Parent or any of its Subsidiaries or by which any of their respective assets or properties are bound or give any other party to such material Contract or Parent Material Permit the right to terminate, amend, cancel or accelerate the rights or obligations of Parent or any of its Subsidiaries thereunder, or result in the loss of any benefit of Parent or any of its Subsidiaries under any material Contract to which Parent or any of its Subsidiaries is a party or any Parent Material Permit held by Parent or any of its Subsidiaries or by which any of their respective assets or properties are bound, or (d) result in the creation or imposition of any Encumbrance (other than any Permitted Encumbrance) upon or with respect to any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (a), (b) (with respect to Parent’s Subsidiaries), (c) and (d), for any violation, conflict, breach, default, consent, termination, amendment, cancellation, acceleration, loss of benefits or Encumbrances which would not have a Parent Material Adverse Effect.

Section 6.7 Litigation. Except as set forth in Section 6.7 of the Parent Disclosure Letter or as would not have a Parent Material Adverse Effect, as of the date of this Agreement (a) none of Parent or any of its Subsidiaries is a party to any pending Proceeding or, to the Knowledge of Parent, any threatened Proceeding, in each case, by, of or before any Governmental Authority and (b) none of Parent or any of its Subsidiaries is subject to any Order of, settlement agreement or other similar written agreement with, any Governmental Authority under which Parent or any such Subsidiary has any outstanding obligations.

Section 6.8 Transactions with Affiliates. Except (x) as set forth in Section 6.8 of the Parent Disclosure Letter, (y) for the payment of compensation, benefits and the advancement or reimbursement of expenses incurred in the Ordinary Course of Business to the directors and employees of Parent and its Subsidiaries or (z) as would not be required to be disclosed under Item 404 under Regulation S-K of the Exchange Act, (a) there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and (i) any officer or director of Parent or any of its Subsidiaries, (ii) any of Parent’s stockholders or (iii) any Affiliate of any such stockholder (other than Parent or any of its Subsidiaries), on the other hand, and (b) there is no Indebtedness owing by or to (i) any officer or director of Parent or any of its Subsidiaries, (ii) any of Parent’s stockholders or (iii) any Affiliate of such stockholder (other than Parent or any of its Subsidiaries) by or to Parent or any of its Subsidiaries.

Section 6.9 Compliance with Laws; Permits. Except as would not have a Parent Material Adverse Effect, (a) each of Parent and its Subsidiaries is and has been since June 1, 2012 in compliance with and not in violation of any Applicable Law applicable to Parent or such Subsidiary or Contract to which a Governmental Authority (other than in its capacity as a customer of Parent or any of its Subsidiaries or otherwise in its capacity as a commercial actor) and Parent or such Subsidiary is a party or by which any of the assets or properties of Parent or any of its Subsidiaries is bound or Permit that is held by Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries, taken as a whole (a “Parent Material Permit”) and (b) since June 1, 2012 through the date of this Agreement, none of Parent or any of its Subsidiaries has received written notice alleging any violations of any Applicable Law, Parent Material Permit or Contract with a Governmental Authority (other than in its capacity as a customer of Parent or any of its Subsidiaries or otherwise in its capacity as a commercial actor) applicable to Parent or any such Subsidiary or by which any of their respective assets or properties are bound. Each of Parent and its Subsidiaries holds all Parent Material Permits and all such Permits are valid and in full force and effect, except for such Parent Material Permits the failure of which to hold or to be valid or in full force and effect would not have a Parent Material Adverse Effect. Since June 1, 2012 through the date of this Agreement, none of Parent or any of its Subsidiaries has received any written notice of any Proceeding before any Governmental Authority threatening the validity, revocation, withdrawal, suspension, cancellation or modification of such Parent Material Permits, and no such Proceeding before any Governmental Authority is pending or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except for such Parent Material Permits that if invalid, revoked, withdrawn, suspended, cancelled or modified would not have a Parent Material Adverse Effect. Notwithstanding anything contained in this Section 6.9, no representation or warranty shall be deemed to be made in this Section 6.9 in respect of the matters referenced in Section 6.11, Section 6.15, or Section 6.17, or in respect of Tax law matters.

Section 6.10 Absence of Undisclosed Liabilities. Parent and its Subsidiaries do not have any liabilities, whether accrued, absolute, contingent, direct or indirect or otherwise that would be required to be recorded on a consolidated balance sheet of Parent and its Subsidiaries or in the related notes thereto under GAAP, except for liabilities (a) disclosed, reflected or accrued on or reserved against in the audited or unaudited financial statements of Parent contained in the Parent SEC Documents filed or furnished to the Commission prior to the date of this Agreement, (b) arising in the Ordinary Course of Business since December 31, 2013, (c) which would not have a Parent Material Adverse Effect, (d) incurred in connection with this Agreement or the transactions contemplated hereby or (e) which have been discharged or paid in full.

Section 6.11 Regulatory Compliance. Except as set forth in Section 6.11 of the Parent Disclosure Letter:

(a) Each Medical Device is being developed, manufactured, tested, distributed or marketed in compliance with all applicable requirements under the Regulatory Laws, including those relating to investigational use, premarket clearance or marketing approval to market a Medical Device, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, except for failures to be in compliance that would not have a Parent Material Adverse Effect. As of the date of this Agreement, none of Parent or any of its Subsidiaries has received any written notice from the FDA or any other Governmental Authority that remains uncured and unresolved (i) contesting the premarket clearance or approval of, the uses of or the labeling and promotion of any products of Parent or any of its Subsidiaries or (ii) otherwise alleging any material violation of any Regulatory Law applicable to any Medical Device.

(b) (i) Since June 1, 2012, no Medical Device has been recalled, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by Parent or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise), except for a recall, withdrawal, suspension, seizure or discontinuation that would not have a Parent Material Adverse Effect and (ii) none of the actions described in the immediately preceding clause (i) is under consideration by senior management of Parent or any of its Subsidiaries with respect to any Medical Device. As of the date of this Agreement, there is no Proceeding against Parent or any of its Subsidiaries in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Device.

(c) Parent and its Subsidiaries are in compliance with all applicable registration and listing requirements set forth in Sec. 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807 and all other Regulatory Laws, except for failures to be in compliance that would not have a Parent Material Adverse Effect.

(d) None of Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA, failed to disclose a material fact required to be disclosed to the FDA, or committed an act, made a material statement, or failed to make a material statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in the FDA’s Compliance Policy Guide, Section 120.100 (CPG 7150.09). None of Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by Sec. 306 of the FDCA (21 U.S.C. § 335a(a)) or authorized by Sec. 306 of the FDCA (21 U.S.C. § 335a(b)). None of Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act.

(e) Since June 1, 2012 through the date of this Agreement, none of Parent or any of its Subsidiaries has received any written notice that the FDA or any other Governmental Authority has commenced, or threatened to initiate, any action to (i) withdraw its approval of any Medical Device, (ii) enjoin production of any Medical Device or (iii) enjoin the production of any Medical Device produced at any facility where any Medical Device is manufactured, tested or packaged.

Section 6.12 Taxes. Except as would not have a Parent Material Adverse Effect, each of Parent and its Subsidiaries has (a) duly and timely filed (including all applicable extensions) all Tax Returns required to be filed, (b) paid all Taxes it has been required to pay and (c) duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Except as would not have a Parent Material Adverse Effect, there are no disputes pending, or claims asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP.

Section 6.13 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 6.14 Availability of Funds. Parent has delivered to the Company, on or prior to the date of this Agreement, a true and complete copy of an executed commitment letter among Parent, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, including all exhibits, schedules and annexes thereto, and each fee letter associated therewith (which fee letter may be redacted with respect to fee amounts, pricing caps and other economic terms that could not reasonably be expected to adversely affect the amount or availability of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Parent) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein (the “Debt Financing”), which includes debt securities to be incurred in lieu of the bridge facilities (the “Bridge Financing”), as contemplated by the Commitment Letter. The Commitment Letter is (A) in full force and effect and represents a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto and (B) enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, in each case except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Applicable Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). None of the respective obligations and commitments contained in the Commitment Letter have been withdrawn, terminated or rescinded in any respect, and no such amendment, modification, withdrawal, termination or rescission is contemplated by Parent or, to the Knowledge of Parent, by any other party thereto. No event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or, to the Knowledge of Parent, any other parties thereto under the Commitment Letter. There are not, and there are not contemplated to be, any side letters or other contracts or arrangements related to the Debt Financing other than as expressly contemplated by the Commitment Letter delivered to the Company at or prior to the execution and delivery of this Agreement. There are no conditions precedent related to the funding of the full amount of the Debt Financing other than those expressly set forth in the Commitment Letter delivered to the Company prior to the execution and delivery of this Agreement. Parent has no reason to believe that (i) it or any other party thereto will be unable to satisfy on a timely basis any term of the Commitment Letter, (ii) any of the conditions precedent to the Debt Financing will not be satisfied or (iii) the Debt Financing will not be made available to Parent on the Closing Date. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof, and will pay in full any such amounts due on or before the Closing Date. Subject to the terms and conditions of the Commitment Letter, and subject to the terms and conditions of this Agreement, Parent has, or will have at Closing, the aggregate proceeds contemplated by the Commitment Letter, and together with the available cash of Parent, will have sufficient funds for Parent and Merger Sub to consummate the transactions contemplated hereby, including to (1) pay the Aggregate Cash Consideration, (2) pay the Debt Payoff Amount, (3) pay all Breakage Costs, and (4) satisfy all of the other payment obligations of Parent and Merger Sub contemplated by this Agreement (such amounts referred to in clauses (1), (2), (3) and (4), in the aggregate, the “Required Amount”).

Section 6.15 Parent SEC Documents.

(a) Since June 1, 2012, Parent has filed with, or furnished to, as applicable, the Commission all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents required to be filed by Parent with the Commission (together with all exhibits and schedules thereto and all information incorporated therein by reference, collectively, the “Parent SEC Documents”). As of their respective dates, or if amended, as of the date of the last such amendment, the Parent SEC Documents (i) complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Act (to the extent then applicable) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents, including each Parent SEC Document filed after the date hereof until the Closing, (i) complied, as of their respective dates of filing with the Commission, in all material respects with the published rules and regulations of the Commission with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and (iii) fairly presented in all material respects, as applicable, the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the consolidated results of Parent’s and its Subsidiaries’ operations and cash flows for the periods indicated (except, in the case of each of sub-clauses (ii) and (iii), that the unaudited interim financial statements were subject to normal year-end and quarter-end adjustments which were not material).

(c) Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has (A) reasonably designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information is made known to the Chief Executive Officer and the Chief Financial Officer of Parent and (B) disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.

(d) There are no unresolved comments in comment letters received from the Commission staff with respect to the Parent SEC Documents filed or furnished on or prior to the date hereof.

Section 6.16 Disclosure Documents. None of the information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the Commission, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (b) the prospectus to be filed with the Commission as part of the Form S-4, the Consent Solicitation Statement or the Proxy Statement, as applicable, will, at the date it is first mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4, including the prospectus contained therein, will comply as to form in all material respects with the provisions of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any statements made or incorporated by reference in any of the foregoing documents which were not supplied by or on behalf of Parent.

Section 6.17 Foreign Corrupt Practices Act.

(a) None of Parent or any of its Subsidiaries, any of their respective officers or employees, or, to the Knowledge of Parent, any supplier, distributor, licensee or agent or any other Person acting on behalf of Parent or any of its Subsidiaries, directly or indirectly, has, since June 1, 2013, (i) made or offered to make or received any direct or indirect payments in material violation of any Applicable Law (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit or thing of value to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit or thing of value, or the purpose thereof, was illegal in any material respect under any Applicable Law (including the United States Foreign Corrupt Practices Act), or (ii) provided or received any product or services in material violation of any Applicable Law (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010). There are no pending internal investigations and, to the Knowledge of Parent, no pending Proceedings, in each case, regarding any action or any allegation of any action described above in this Section 6.17(a).

(b) The operations of Parent and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping, reporting and internal control requirements of the Money Laundering Laws and of the United States Foreign Corrupt Practices Act. No Proceeding by or before any Governmental Authority that is material to Parent and its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of Parent, threatened, nor, to the Knowledge of Parent, is any investigation by or before any Governmental Authority involving Parent or any of its Subsidiaries with respect to the Money Laundering Laws pending or threatened.

(c) None of Parent or any of its Subsidiaries nor any of their respective Representatives or Affiliates (nor any Person or entity acting on behalf of any of the foregoing) is currently subject to any material sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury, and no Proceeding by or before any Governmental Authority that is material to Parent and its Subsidiaries with respect to any such sanctions is pending or, to the Knowledge of Parent, threatened, nor, to the Knowledge of Parent, is any investigation by or before any Governmental Authority involving Parent or any of its Subsidiaries with respect to any such sanctions pending or threatened.

Section 6.18 No Brokers. Except for Credit Suisse Securities (USA) LLC, whose fees and expenses are the sole responsibility of Parent, no broker, investment banker or finder is entitled to any brokerage or finder’s fee or other commission in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Parent or any of its Subsidiaries.

Section 6.19 State Takeover Statutes. Section 203 of the DGCL is inapplicable to the transactions contemplated by this Agreement. No other State Takeover Laws applicable to Parent or any anti-takeover provision in the Organizational Documents of Parent is applicable to the Merger or the other transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business by the Company Pending the Merger.

(a) Except as expressly contemplated or permitted by this Agreement or as set forth on Section 7.1 of the Company Disclosure Letter, from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), or except as required by Applicable Law, the Company shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course of Business in all material respects and, to the extent not inconsistent therewith, use commercially reasonable efforts to (i) preserve substantially intact their current business organizations, (ii) preserve in all material respects their relationships with customers, suppliers, licensors, licensees, distributors and other third parties that are material to the operation of the business and (iii) keep available their present officers and key employees; provided, that, in the case of the immediately preceding clauses (i), (ii) and (iii), commercially reasonable efforts shall not be deemed to require the Company or any of its Subsidiaries to exert any efforts with respect to a particular matter that are greater than the level of efforts exerted by the Company or such Subsidiary with respect to such matter prior to the date of this Agreement; provided, further, that (i) no action or inaction by the Company or any of its Subsidiaries with respect to any of the matters specifically addressed by another provision of this Section 7.1 shall be deemed to be a breach of the portion of this sentence preceding this proviso unless such action or inaction would constitute a breach of such other provision and (ii) the failure of Parent to take any action prohibited by Section 7.2(b) shall not be deemed to be a breach of this Section 7.1(a)(i), (ii) or (iii).

(b) From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, except (1) as listed in Section 7.1(b) of the Company Disclosure Letter, (2) as required by Applicable Law or (3) as expressly contemplated or permitted by this Agreement, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) amend or modify the Organizational Documents of the Company or any of its Subsidiaries;

(ii) directly or indirectly (A) split, combine or reclassify its capital stock or any equity securities or obligations convertible into or exchangeable for, or any other right to acquire, any shares of its capital stock, (B) make, declare or pay any dividend or distribution (other than dividends and distributions made, declared or paid to the Company or a Subsidiary of the Company by another Subsidiary of the Company) on, or redeem, purchase or otherwise acquire, any shares of its capital stock or any equity securities or obligations convertible into or exchangeable for, or any other right to acquire, any shares of its capital stock or such securities (other than (1) pursuant to Contracts set forth on Section 7.1(b)(ii) of the Company Disclosure Letter and (2) the redemption, purchase or acquisition of any such shares, securities, obligations or rights of any wholly owned Subsidiary of the Company by the Company or another wholly owned Subsidiary of the Company), (C) grant any Person any right or option to acquire any shares of its capital stock or any other equity-based compensation award based on shares of its capital stock (other than (1) pursuant to any Benefit Plan in effect on the date of this Agreement, (2) to the Company or a wholly owned Subsidiary of the Company by another wholly owned Subsidiary of the Company and (3) to employees and independent sales personnel or distributors in connection with new hires, promotions or similar circumstances in the Ordinary Course of Business), (D) issue, deliver, sell, grant, pledge, dispose of or encumber (other than Permitted Encumbrances) any shares of its capital stock or any equity securities or obligations convertible into or exchangeable or exercisable for, or any other right to acquire, any shares of its capital stock or such equity securities (other than (1) pursuant to any Benefit Plan in effect on the date of this Agreement and (2) to the Company or any wholly owned Subsidiary of the Company by another wholly owned Subsidiary of the Company) and except for the issuance or delivery of shares of Company Common Stock pursuant to the exercise or settlement of the Company Options and the Company Stock-Based Awards that are outstanding as of the date of this Agreement and in accordance with the existing terms thereof or granted pursuant to exception (3) to clause (C) of this Section 7.1(b)(ii)) or (E) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock;

(iii) merge with, enter into a consolidation with or acquire a substantial portion of the stock, assets or business of any Person or any division or line of business thereof, other than (A) in the case of any asset acquisition, the acquisition of inventory, supplies, equipment and raw materials in the Ordinary Course of Business, (B) capital expenditures, which shall be subject to the provisions of clause (xiv) below, (C) transactions for consideration (including the assumption of debt) not exceeding Twenty Five Million Dollars ($25,000,000) in the aggregate, (D) transactions between or among the Company and any wholly owned Subsidiary of the Company or between or among wholly owned Subsidiaries of the Company and (E) any transactions required to be consummated by the Company or any Subsidiary of the Company pursuant to an existing Contract;

(iv) incur any material Indebtedness (other than accruing interest in connection with existing Indebtedness), except for (A) borrowings under the Company’s or any of its Subsidiary’s existing credit facilities as in effect on the date of this Agreement, (B) the incurrence of any Funded Debt that will be repaid at or prior to the Closing, (C) commodity swap agreements, commodity cap agreements, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other similar agreements entered into in the Ordinary Course of Business, (D) inter-company Indebtedness, (E) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness on terms no less favorable to the Company and its Subsidiaries than the terms of such existing Indebtedness and (F) Indebtedness not to exceed Fifty Million Dollars ($50,000,000) in aggregate principal amount outstanding at any time, or make any loans, advances or capital contributions to, or investments in, any Person other than the Company or any of its Subsidiaries and other than (1) reimbursements or advancements of employee or director expenses in the Ordinary Course of Business, (2) transactions required to be entered into by the Company or any of its Subsidiaries pursuant to existing Contracts and (3) loans, advances, capital contributions and investments not to exceed Fifty Million Dollars ($50,000,000) in the aggregate;

(v) make any material change in accounting or financial reporting methods, principles or practices used by the Company or any of its Subsidiaries, except to the extent required by GAAP, any other applicable generally accepted accounting principles or Applicable Law;

(vi) other than as contemplated by Section 7.8(d) (A) adopt any plan that would be a Benefit Plan if it had been in existence on the date of this Agreement, (B) materially amend any Benefit Plan or (C) other than in the Ordinary Course of Business, pay any bonus, remuneration or noncash benefits, except pursuant to any Benefit Plan or Collective Bargaining Agreement;

(vii) other than in the Ordinary Course of Business, grant or pay any severance or termination pay or benefits (or increase any severance or termination benefit obligations) except (A) grants of severance pay in accordance with the terms of the Benefit Plans listed on Section 5.13(a) of the Company Disclosure Letter to employees hired between the date of this Agreement and the Closing Date, or (B) any payments required under the terms of any Benefit Plans listed on Section 5.13(a) of the Company Disclosure Letter, any Collective Bargaining Agreement or Applicable Law;

(viii) increase the compensation or benefits of any directors, officers, employees, or in respect of consideration for personal services rendered, independent contractors, independent sales personnel or distributors, except as required by any Collective Bargaining Agreement, Applicable Law or in the Ordinary Course of Business;

(ix) enter into, adopt, amend or terminate any Collective Bargaining Agreement, except as required by Applicable Law;

(x) (A) make or change any material Tax election, (B) change any material annual Tax accounting period or method of accounting, (C) file any amended Tax Return that is material, (D) enter into any material closing agreement as to Taxes, (E) settle any material Tax claim or assessment or (F) surrender any right to claim a Tax refund to the extent such refund is reflected as an asset on the Company Financial Statements as of the Balance Sheet Date, in each case, that would materially increase the Company’s or any of its Subsidiaries’ liability for Taxes in a taxable period or portion thereof beginning after the Closing Date and that is not in the Ordinary Course of Business or required by Applicable Law;

(xi) sell, lease, pledge or dispose of to any Person, or permit the imposition of any Encumbrance (other than Permitted Encumbrances) on, any of its material properties, assets or lines of business, other than (A) the sale, lease, pledge or disposition or encumbrance of inventory, raw materials, equipment and supplies in the Ordinary Course of Business, (B) transactions for consideration not exceeding Fifty Million Dollars ($50,000,000) in the aggregate, (C) transactions between or among the Company and wholly owned Subsidiaries of the Company or between or among wholly owned Subsidiaries of the Company and (D) any transactions required to be consummated by the Company or any Subsidiary of the Company pursuant to an existing Contract;

(xii) adopt a plan of complete or partial liquidation or dissolution or otherwise dissolve, wind-up or effect any restructuring or other reorganization;

(xiii) other than in the Ordinary Course of Business, (A) modify, amend, fail to renew or terminate any Material Contract or Real Property Lease set forth in Section 7.1(b)(xiii) of the Company Disclosure Letter (other than the lapse or expiration of any Material Contract or such Real Property Lease in accordance with the terms thereof) or (B) enter into any Contract that would have been a Material Contract if it had been entered into prior to the date of this Agreement or enter into any Real Property Lease (other than as a result of the lapse or expiration of a Real Property Lease);

(xiv) make any capital expenditures, capital additions or capital improvements, other than such expenditures, additions or improvements made in the Ordinary Course of Business or not in excess of Fifty Million Dollars ($50,000,000) in the aggregate;

(xv) materially delay the payment of any account payable or Taxes beyond the date when such account payable or Taxes would have been paid in the Ordinary Course of Business;

(xvi) materially accelerate the collection of any account or note receivable in advance of the date when such account or note would have been collected in the Ordinary Course of Business;

(xvii) settle, compromise, waive or terminate (A) any Proceeding, other than (1) in the Ordinary Course of Business or (2) in the case where the sole obligation of the Company and its Subsidiaries is the payment of money in an amount not in excess of the amount set forth on Section 7.1(b)(xvii)(A) of the Company Disclosure Letter or (B) the matter set forth on Section 7.1(b)(xvii)(B) of the Company Disclosure Letter;

(xviii) enter into any new line of business that is material to the Company and its Subsidiaries other than in the Ordinary Course of Business;

(xix) (A) modify or amend any Affiliate Agreement, (B) enter into any new Affiliate Agreement, or (C) enter into any other business relationship with any Affiliate (other than the Company or any of its Subsidiaries or in connection with an Affiliate Agreement existing as of the date of this Agreement in accordance with its terms);

(xx) authorize, apply for or cause to be approved the listing of shares of Company Common Stock on any stock exchange;

(xxi) cancel, terminate, fail to keep in place or reduce the amount of any insurance coverage provided by existing insurance policies without obtaining substantially equivalent (in the aggregate) substitute insurance coverage, other than in the Ordinary Course of Business or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(xxii) take any action that is reasonably likely to prevent or materially delay or materially impair the consummation of the Merger or any of the other transactions contemplated by this Agreement; or

(xxiii) agree or commit to take any of the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing. Prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.

Section 7.2 Conduct of Business by Parent Pending the Merger.

(a) Except as expressly contemplated or permitted by this Agreement or as set forth on Section 7.2(a) of the Parent Disclosure Letter, from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), or except as required by Applicable Law, Parent shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course of Business in all material respects and, to the extent not inconsistent therewith, use commercially reasonable efforts to (i) preserve substantially intact their current business organizations, (ii) preserve in all respects their relationships with customers, suppliers, licensors, licensees, distributors and other third parties that are material to the operation of the business and (iii) keep available their present officers and key employees; provided, that, in the case of the immediately preceding clauses (ii) and (iii), commercially reasonable efforts shall not be deemed to require Parent or any of its Subsidiaries to exert any efforts with respect to a particular matter that are greater than the level of efforts exerted by Parent or such Subsidiary with respect to such matter prior to the date of this Agreement; provided, further, that no action or inaction by Parent or any of its Subsidiaries with respect to any of the matters specifically addressed by another provision of this Section 7.2 shall be deemed to be a breach of the portion of this sentence preceding this proviso unless such action or inaction would constitute a breach of such other provision.

(b) From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, except (1) as listed in Section 7.2(b) of the Parent Disclosure Letter, (2) as required by Applicable Law or Order or (3) as expressly contemplated or permitted by this Agreement, Parent shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(i) amend or modify the Organizational Documents of Parent or any of its Subsidiaries;

(ii) directly or indirectly (A) split, combine or reclassify its capital stock or any equity securities or obligations convertible into or exchangeable for, or any other right to acquire, any shares of its capital stock, (B) make, declare or pay any dividend or distribution (other than (1) dividends and distributions made, declared or paid to Parent or a Subsidiary of Parent by another Subsidiary of Parent and (2) in the case of Parent, regularly scheduled quarterly cash dividends consistent with past practice) on, or redeem, purchase or otherwise acquire, any shares of its capital stock or any equity securities or obligations convertible into or exchangeable for, or any other right to acquire, any shares of its capital stock or other securities (other than (1) pursuant to Contracts set forth on Section 7.2(b)(ii) of the Parent Disclosure Letter and (2) the redemption, purchase or acquisition of any such shares, securities, obligations or rights of any wholly owned Subsidiary of Parent), (C) grant any Person any right or option to acquire any shares of its capital stock or any other equity-based compensation award based on shares of its capital stock (other than (1) pursuant to any Parent Benefit Plan in effect on the date of this Agreement, (2) to Parent or a wholly owned Subsidiary of Parent by another wholly owned Subsidiary of Parent) and (3) to employees and independent sales personnel or distributors in connection with new hires, promotions or similar circumstances in the Ordinary Course of Business), (D) issue, deliver, sell, grant, pledge, dispose of or encumber (other than Permitted Encumbrances) any shares of its capital stock or any equity securities or obligations convertible into or exchangeable or exercisable for, or any other right to acquire, any shares of its capital stock or such equity securities (other than (1) pursuant to any Parent Benefit Plan in effect as of the date of this Agreement and (2) to Parent or any wholly owned Subsidiary of Parent by another wholly owned Subsidiary of Parent) and except for the issuance or delivery of shares of Parent Common Stock pursuant to the exercise or settlement of any option to purchase Parent Common Stock that are outstanding as of the date of this Agreement and in accordance with the existing terms thereof or granted pursuant to exception (3) to clause (C) of this Section 7.2(b)(ii)) or (E) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock;

(iii) merge with, enter into a consolidation with or acquire a substantial portion of the stock, assets or business of any Person or any division or line of business thereof, other than (A) in the case of any asset acquisition, the acquisition of inventory, supplies, equipment and raw materials in the Ordinary Course of Business, (B) transactions for consideration (including the assumption of debt) not exceeding Fifty Million Dollars ($50,000,000) in the aggregate, (C) transactions between or among Parent and any wholly owned Subsidiary of Parent or between or among wholly owned Subsidiaries of Parent and (D) any transactions required to be consummated by Parent or any Subsidiary of Parent pursuant to an existing Contract;

(iv) make any material change in accounting or financial reporting methods, principles or practices used by Parent or any of its Subsidiaries, except to the extent required by GAAP, any other applicable generally accepted accounting principles or Applicable Law;

(v) (A) make or change any material Tax election, (B) change any material annual Tax accounting period or method of accounting, (C) file any amended Tax Return that is material, (D) enter into any material closing agreement as to Taxes, (E) settle any material Tax claim or assessment or (F) surrender any right to claim a Tax refund to the extent such refund is reflected as an asset on Parent’s financial statements dated as of December 31, 2013, in each case, that would materially increase Parent’s or any of its Subsidiaries’ liability for Taxes in a taxable period or portion thereof beginning after the Closing Date and that is not in the Ordinary Course of Business or required by Applicable Law;

(vi) sell, lease, pledge or dispose of to any Person, or permit the imposition of any Encumbrance (other than Permitted Encumbrances) on, any of its material properties, assets or lines of business, other than (A) the sale, lease, pledge or disposition or encumbrance of inventory, raw materials, equipment and supplies in the Ordinary Course of Business, (B) transactions for consideration not exceeding Fifty Million Dollars ($50,000,000) in the aggregate, (C) transactions among Parent and wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent and (D) any transactions required to be consummated by Parent or any Subsidiary of Parent pursuant to an existing Contract;

(vii) adopt a plan of complete or partial liquidation or dissolution or otherwise dissolve, wind-up or effect any restructuring or other reorganization;

(viii) take any action that is reasonably likely to prevent or materially delay or materially impair the consummation of the Merger or any of the other transactions contemplated by this Agreement; or

(ix) agree or commit to take any of the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or any of its Subsidiaries prior to the Closing. Prior to the Closing, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.

Section 7.3 Antitrust Matters; Third Party Consents.

(a) Parent, Merger Sub and the Company shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated under this Agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company or any of its Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, none of the Company, any of its Subsidiaries or any Company Related Party shall have any obligation to agree to amend or modify any Contract or pay any fees, costs or expenses to any third party (which does not include filing or other fees payable to Governmental Authorities, which fees shall be borne exclusively by Parent) in connection with obtaining any such waivers, permits, consents, approvals, authorizations, qualifications or Orders, all of which fees, costs and expenses shall be borne exclusively by Parent. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 7.3(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information hereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement (including Section 7.3(b)), each party agrees to make any filings required to be made pursuant to the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable (and in no event later than the dates set forth on Section 7.3(a) of the Company Disclosure Letter unless otherwise mutually agreed by the Company and Parent) and to supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by such Governmental Authorities pursuant to the HSR Act, the EU Merger Regulation or such other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws. All such antitrust filings to be made shall be made in substantial compliance with the requirements of the HSR Act, the EU Merger Regulation and such other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws, as applicable.

(b) In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to (i) cooperate with and assist each other in good faith to (A) determine, as promptly as reasonably practicable, which filings are required to be made pursuant to the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws with respect to the transactions contemplated by this Agreement, (B) provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and assistance as any Governmental Authority may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the transactions contemplated by this Agreement by a Governmental Authority pursuant to the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws and (C) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws, including providing to the other party any information that the other party may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Authority in respect of any such filing and (ii) (A) cooperate with and assist each other in good faith to devise and implement a joint strategy for making such filings, including the timing thereof, and for obtaining any related antitrust, competition, fair trade or similar clearances, (B) consult in advance with the other party and in good faith take the other party’s views into account regarding the overall strategic direction of obtaining such antitrust, competition, fair trade or similar clearances and (C) consult with the other party prior to taking any material substantive position in any written submissions or, to the extent practicable, in any discussions with Governmental Authorities with respect to such antitrust, competition, fair trade or similar clearances, including any position as to a Divestiture; provided, that, in the event the parties disagree in good faith with respect to any matter described in the foregoing clauses (i) or (ii), as may be applicable, despite the good faith cooperation, assistance and consultation of the parties as required herein and compliance with their other obligations under this Section 7.3, Parent shall, subject to and without limiting Parent’s obligations under Section 7.3(c) and the other provisions of this Section 7.3, be permitted to implement its strategy and otherwise pursue its position as to which it has (x) previously discussed and consulted with the Company, (y) taken the Company’s views into account in good faith and (z) developed, implemented and pursued with a view to obtaining any necessary antitrust, competition, fair trade or similar clearances as promptly as reasonably practicable (and in any event by the Outside Date); provided, further, that, in such instances where Parent is permitted to implement its strategy and otherwise pursue its position pursuant to the immediately preceding proviso, the Company shall not take a position in any filing, meeting or communication with any Governmental Authority that is contrary to or inconsistent with such strategy and position. Parent shall be permitted to take the lead in all joint meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust, competition, fair trade or similar clearances; provided, that Parent shall have complied with its obligations under the immediately preceding clause (ii) and the other provisions of this Section 7.3. Each party shall permit the other party to review and discuss in advance, and shall consider in good faith the views of the other party in connection with, any analyses, presentations, memoranda, briefs, written arguments, opinions, written proposals or other materials to be submitted to the Governmental Authorities. Each party shall keep the other apprised of the material content and status of any material communications with, and material communications from, any Governmental Authority with respect to the transactions contemplated by this Agreement, including promptly notifying the other of any material communication it receives from any Governmental Authority relating to any review or investigation of the transactions contemplated by this Agreement under the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws. The parties shall, and shall use their reasonable best efforts to cause their respective Affiliates to use their reasonable best efforts to, provide each other with copies of all material, substantive correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (1) to remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; (2) as necessary to comply with any Contract or Applicable Laws or Orders; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Parent and the Company shall, and shall cause each of their respective Subsidiaries to, take any and all steps necessary to obtain approval of the consummation of the transactions contemplated by this Agreement by any antitrust or competition Governmental Authority, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Applicable Law that may be asserted by any antitrust or competition Governmental Authority or any other Person so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as reasonably practicable, and in any event prior to the Outside Date, including proposing, negotiating, accepting, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of their Subsidiaries, assets, properties or businesses, the entrance into, or the amendment, modification or termination of, any Contracts or other arrangements, and other remedies in order to obtain such approvals and to avoid the entry of, and to avoid the commencement of litigation or other Proceedings seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Applicable Law in any suit or other Proceeding, which could otherwise have the effect of materially delaying or preventing the consummation of any of the transactions contemplated by this Agreement. In addition, Parent and the Company shall, and shall cause each of their respective Subsidiaries to, defend through litigation on the merits so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as reasonably practicable (and in any event prior to the Outside Date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition Governmental Authority or other Person under applicable antitrust, competition, fair trade or similar Applicable Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other Applicable Law that could prevent or materially delay the Closing from occurring as promptly as reasonably practicable; provided, however, that, for the avoidance of doubt, such litigation shall in no way limit the obligations of the parties to comply with their obligations under the terms of this Section 7.3. Notwithstanding anything in this Agreement to the contrary, Parent shall not commence any litigation with respect to the matters that are the subject of this Section 7.3 without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned). Parent and the Company shall jointly direct and control any litigation described in either of the immediately preceding sentences, with counsel of their own choosing; provided, however, that, without limiting the generality of Section 7.3(b), in the event the parties disagree in good faith with respect to the defense or prosecution of such litigation (or the strategy with respect thereto) despite the good faith cooperation, assistance and consultation of the parties as required herein and compliance with their other obligations under this Section 7.3, Parent shall, subject to and without limiting Parent’s obligations under the other provisions of this Section 7.3, be permitted to implement its strategy and otherwise pursue its position in good faith with respect to such litigation as to which it has (x) consulted in advance with the Company, (y) in good faith taken the Company’s views into account, including with respect to the overall strategic direction of the defense or prosecution of any such litigation and (z) consulted with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or entering into any negotiations concerning such litigation; provided, that such strategy is designed to obtain approval of the consummation of the transactions contemplated by this Agreement by any antitrust or competition Governmental Authority as promptly as reasonably practicable, and in any event prior to the Outside Date; provided, further, that, in such instances where Parent is permitted to implement its strategy and otherwise pursue its position, the Company shall not take a position that is contrary to or inconsistent with Parent’s strategy and position in any filing, meeting or communication with any Governmental Authority. Notwithstanding the foregoing or any other provision of this Agreement, (i) none of Parent and any of its Subsidiaries and Affiliates shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses or other remedy (each, a “Divestiture”) that are not conditioned on the consummation of the Merger and (ii) the Company, only with the consent of Parent (in connection with satisfying the foregoing obligations), such consent not to be unreasonably withheld, conditioned or delayed, shall agree to any Divestiture of any of its assets or the assets of any of its Subsidiaries so long as such Divestiture is conditioned on the consummation of the Merger. In the event of any conflict between subsections (a), (b) or (c) of this Section 7.3, the provisions of this subsection (c) of this Section 7.3 shall, which respect to the matters addressed in this subsection (c) of this Section 7.3, supersede the provisions of subsection (a) and (b) of this Section 7.3.

(d) Each party shall and shall cause its respective Subsidiaries to respond as promptly as reasonably practicable to any inquiries or requests for information and documentary material received from any Governmental Authority in connection with any antitrust or competition matters related to this Agreement and the transactions contemplated hereby. The Company and its Subsidiaries shall not, but Parent may, if in its good faith judgment it determines (after consulting in advance with the Company and in good faith taking the Company’s views into account) that the taking of such action would enhance the likelihood of obtaining any necessary antitrust, competition, fair trade or similar clearance as promptly as reasonably practicable and in any event by the Outside Date, extend any waiting period or agree to refile under the HSR Act, the EU Merger Regulation or any other applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Applicable Laws.

(e) Each of the Company and Parent shall use its reasonable best efforts to (i) ensure that no State Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (ii) if any State Takeover Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Applicable Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 7.4 Information Pending Closing; Access. From the date hereof through the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, upon the reasonable advance written request of Parent, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, at Parent’s sole cost and expense, (a) afford to Parent and its Representatives reasonable access, during normal business hours and in such manner as not to unreasonably interfere with the normal operation of the businesses of the Company and its Subsidiaries, to the properties, books, Contracts, data, files, information and records of the Company and its Subsidiaries, (b) provide such information regarding the Company and its Subsidiaries and their respective operations to Parent and its Representatives as Parent may reasonably request and (c) use commercially reasonable efforts to make available the appropriate Representatives of the Company and its Subsidiaries and instruct such Representatives to reasonably cooperate with Parent and its Representatives; provided, that the foregoing shall not require the Company or its Affiliates or any of its or their respective Representatives to (i) violate any confidentiality obligations of the Company or any of its Affiliates or any of their respective Representatives to any third party (provided, that the Company and its Affiliates shall use commercially reasonable efforts to, at the sole cost and expense of Parent, obtain, or cause to be obtained, waivers or enter into other arrangements to avoid such violations so that this clause (i) does not apply), (ii) violate any privacy or other Applicable Laws , (iii) make any disclosure of information that would reasonably be expected, as a result of such disclosure, and upon the advice of counsel, to have the effect of causing the waiver of any privilege (including the attorney-client and work product privileges) (provided, that if a joint defense agreement or other commercially reasonable action would maintain such privilege, then the Company and its Affiliates shall use commercially reasonable efforts to enter into, at the sole cost and expense of Parent, or cause to be entered into, a joint defense agreement on customary terms with Parent or take such other commercially reasonable action if so reasonably requested by Parent, at the sole cost and expense of Parent, so that this clause (iii) does not apply), (iv) produce any information that is not generated in the Ordinary Course of Business or (v) furnish any information that could be harmful to the Company’s competitive position or otherwise detrimental to the Company if the Closing does not occur (provided, that the Company shall attempt, in good faith, to make reasonable alternative arrangements as may be reasonably necessary to produce the relevant information in a way that would not be so harmful or detrimental). Subject to Section 7.5(a), Parent shall hold, and shall cause its Affiliates and Representatives to hold, in confidence all such information on the terms and subject to the conditions contained in the Non-Disclosure and Exclusivity Agreement, dated as of March 25, 2014, by and between Parent and the Company (the “NDA”) and the Joint Defense and Confidentiality Agreement, dated as of April 1, 2014, by and among the Company, Parent and their respective counsel (collectively, the “Confidentiality Agreement”). All access and investigation pursuant to this Section 7.4 shall be coordinated through the General Counsel of the Company or the designee thereof. No access or information provided pursuant to this Section 7.4 or information provided or received by any Person pursuant to this Agreement will affect any of the representations or warranties of the Company contained in this Agreement or the conditions hereunder to the obligations of Parent nor, for the avoidance of doubt, shall the provisions of this Section 7.4 in any way be deemed to limit the obligations set forth in Section 7.10(d) (it being understood that in complying with its obligations under Section 7.10(d), the Company shall not be required to provide Parent or any of its Representatives with access other than as set forth in this Section 7.4). The Company shall be entitled to have its Representatives present at all times during any access pursuant to this Section 7.4. Notwithstanding anything in this Section 7.4 or any other provision of this Agreement to the contrary, no party nor any of its Representatives shall (A) contact or have any discussions with any of the other party’s employees below the level of Senior Vice President (or, if no such position exists with respect to any particular area of such other party’s organization, its equivalent), unless in each case an employee of such other party above the level of Senior Vice

President has (1) made such employee available or (2) given written consent to such contact or discussions, (B) contact or have any discussions with any of the customers, distributors, sales representatives, vendors, suppliers, licensees, sub-licensees, landlords or sub-landlords or tenants or sub-tenants of any other party or its Subsidiaries regarding such party or its Subsidiaries or the transactions contemplated by this Agreement, without prior written consent of the other party or (C) perform any onsite procedure or investigation (including any onsite environmental investigation or study) that involves physical disturbance or damage to any asset or property or any portions thereof.

Section 7.5 Confidentiality and Announcements.

(a) Each of Parent and the Company acknowledges that the information being provided in connection with this Agreement is subject to the terms and conditions of the Confidentiality Agreement. The terms of the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; provided, that, from and after the Effective Time, any Confidential Information (as defined in the Confidentiality Agreement) to the extent relating exclusively to the businesses of the Company and its Subsidiaries (other than any Confidential Information of the holders of the shares of Company Common Stock) shall be deemed to be Confidential Information of Parent for all purposes under the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Effective Time, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. If Paragraph 7 of the NDA would expire at any time prior to the Effective Time, the term of Paragraph 7 of the NDA shall not expire but shall instead be automatically extended without any further action by the Company or Parent until the earlier of (x) the Effective Time and (y) the termination of this Agreement pursuant to Article IX (but subject to Section 9.3).

(b) None of the parties shall, and shall use their respective reasonable best efforts to cause their respective Affiliates not to, issue or make, or permit to be issued or made, any press release or other public announcement, statement or disclosure relating to the transactions contemplated by this Agreement, other than (i) with the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned) or (ii) as required by any Applicable Law, any Governmental Authority or the rules and regulations of any applicable securities exchange upon prior notice to the other parties hereto (or requested by any Governmental Authority or applicable securities exchange); provided, that the disclosing party required to issue or make, or permitted to be issued or made, any such press release or other public announcement, statement or disclosure shall promptly notify the other party and allow such other party a reasonable opportunity to comment on such press release or other public announcement, statement or disclosure (or, in the case of any of the foregoing required to be made by an Affiliate of such party, such party shall use its reasonable best efforts to cause such Affiliate to promptly notify the other party and allow such party a reasonable opportunity to comment). Notwithstanding the foregoing, Parent and the Company hereby acknowledge and agree that the final form and content of any such required press release or other public announcement, statement or disclosure shall be at the reasonable discretion of the disclosing party.

Section 7.6 Exclusivity. The Company shall, and shall use its reasonable best efforts to cause its Affiliates and its and their respective Representatives to immediately cease (a) any and all discussions or negotiations with any Person (other than Parent and its Affiliates and its and their respective Representatives) regarding a Competing Transaction, (b) furnishing to any Person (other than Parent and its Affiliates and its and their respective Representatives) any information with respect to a Competing Transaction and (c) cooperating with, assisting in, participating in, facilitating or encouraging a Competing Transaction. Until such time, if any, as this Agreement is terminated pursuant to the terms hereof, the Company agrees that it shall not, and shall use its reasonable best efforts to cause its Affiliates and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of an offer or proposal regarding any Competing Transaction, (ii) engage in any negotiations concerning, or enter into any agreement (other than an agreement with its Subsidiaries or its or their respective Representatives) regarding a Competing Transaction or otherwise knowingly facilitate a Competing Transaction or (iii) except as described in the immediately following sentence, file any amendments to or make any other filing with the Commission with respect to the Registration Statement, including any public or publicly available correspondence with respect thereto, or request that the Registration Statement (or the prospectus contained therein) be declared effective by the Commission or make any public announcements with respect to an initial public offering of the Company or any of its Subsidiaries, notwithstanding the fact that any such failure to file or other inaction may result in the Registration Statement (or the prospectus contained therein) being deemed stale by the Commission. Promptly after the date of this Agreement, the Company shall file a Registration Withdrawal Request on Form RW with the Commission with respect to the Registration Statement and, if deemed advisable by the Company, make a filing with the Commission on Form 8-K and other appropriate filings with the Commission in connection therewith.

Section 7.7 Indemnification of Directors and Officers.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including in respect of any matters arising in connection with this Agreement and the transactions contemplated hereby), existing as of the date of this Agreement in favor of the current, former or future directors, officers, or employees, as the case may be (each, a “D&O Indemnified Person”) of the Company or its Subsidiaries as provided in their respective Organizational Documents shall survive the Merger and shall continue in full force and effect. For a period of six (6) years after the Effective Time, (i) Parent shall not, and shall not permit the Surviving Corporation or any of its Subsidiaries to, amend, repeal or modify any provision in the Surviving Corporation’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation, indemnification or advancement of expenses of any D&O Indemnified Person with respect to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including in respect of any matters arising in connection with this Agreement and the transactions contemplated hereby), unless and only to the extent required by Applicable Law, it being the intent of the parties that all such D&O Indemnified Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted by Applicable Law and that no change, modification or amendment of such documents or arrangements may be made that will adversely affect any such Person’s right thereto without the prior written consent of that Person and (ii) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, maintain any indemnification agreements of the Company and its Subsidiaries with any D&O Indemnified Person existing prior to the date of this Agreement.

(b) In addition to the other rights provided for in this Section 7.7 and not in limitation thereof, for six (6) years from and after the Effective Time, to the fullest extent permitted by Applicable Law, Parent shall cause the Surviving Corporation to (i) indemnify and hold harmless (and exculpate and release from any liability to Parent or the Surviving Corporation or any of their respective Subsidiaries) the D&O Indemnified Persons against all D&O Expenses (as defined below) and all losses, claims, damages, judgments, fines, penalties and amounts paid in settlement (“D&O Losses”) in respect of any threatened, pending or completed Proceeding, based on, arising out of, relating to or in connection with the fact that such Person is or was a director, officer, employee or other fiduciary of the Company or any of its Subsidiaries or of any other entity arising out of or relating to acts or omissions occurring or existing (or alleged to have occurred or existed) at or prior to the Effective Time (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated hereby) (a “D&O Indemnifiable Claim”) and (ii) advance, interest-free, to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim promptly after receipt of statements therefor and upon receipt of a customary undertaking by such D&O Indemnified Person to repay such D&O Expenses so advanced if it is determined by a final non-appealable judgment or a court of competent jurisdiction that such D&O Indemnified Person was or is not entitled to be indemnified under Applicable Law. Advance payment of D&O Expenses in connection with any D&O Indemnifiable Claims shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, Orders, decrees or other rulings in connection with such D&O Indemnifiable Claim become final and nonappealable and are fully and finally satisfied. For the purposes of this Section 7.7, “D&O Expenses” shall include reasonable and documented out-of-pocket costs and expenses, including reasonable attorneys’ fees, expert fees, arbitrator and mediator fees, and all other reasonable and documented out-of-pocket costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or otherwise participating in (including on appeal), or preparing to defend, to be a witness in or participate in, any D&O Indemnifiable Claim, but shall exclude losses, claims, damages, judgments, fines, penalties and amounts paid in settlement (which items are included in the definition of D&O Losses).

(c) The Company shall obtain prior to the Effective Time at Parent’s sole cost and expense, a policy of directors’ and officers’ liability insurance and fiduciary liability insurance on behalf of the persons currently covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance and fiduciary liability insurance policies with respect to acts or omissions occurring or existing (or alleged to have occurred or existed) at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby) for six (6) years from the Effective Time with terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) no less favorable, in the aggregate, as the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance and fiduciary liability insurance policies; provided, however, that if the annual premium for such insurance at any time during such period shall exceed three hundred percent (300%) of the per annum rate of premium paid by the Company and its Subsidiaries as of the date hereof for such insurance, then Parent shall only be obligated to provide such coverage as shall then be available at an annual premium equal to three hundred percent (300%) of such rate.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys fifty percent (50%) or more of its properties and other assets to any Person (including by liquidation, dissolution or assignment for the benefit of creditors or similar action), then, and in each such case, Parent or the Surviving Corporation, as the case may be, shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 7.7.

(e) The Surviving Corporation shall be a full indemnitor of first resort, shall be required to advance the full amount of all D&O Expenses incurred by a D&O Indemnified Person and shall be liable for the full amount of all D&O Losses to the extent legally permitted and as required, without regard to any rights a D&O Indemnified Person may have against any other Company Related Party, any insurer providing insurance coverage under an insurance policy issued to any other Company Related Party or otherwise.

(f) Notwithstanding anything to the contrary contained herein or otherwise, the rights and benefits of each D&O Indemnified Person under this Section 7.7 shall not be terminated or modified in any manner as to adversely affect any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person referred to in Section 7.7(a), his or her heirs and his or her executors and administrators, each of whom is an intended third-party beneficiary of this Section 7.7, and are in addition to, and not in substitution for, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise. The provisions of this Section 7.7 shall survive the consummation of the Merger.

Section 7.8 Employee Matters.

(a) As of the Closing Date, and for a one (1) year period following the Closing Date, Parent will provide or cause the Surviving Corporation to provide to those employees of the Company and its Subsidiaries who remain employed by the Surviving Corporation (the “Continuing Employees”) (A) salary and base wages that are at least equal to the salary and base wages provided to the Continuing Employees immediately prior to the Closing Date and (B) bonus opportunity and benefits (other than equity compensation benefits) that, taken as a whole, are comparable in the aggregate to those provided to similarly situated employees of Parent. For one (1) year following the Closing Date, Parent shall provide the Continuing Employees with severance benefits of the Company in accordance with the terms and conditions set forth on Section 7.8(a) of the Company Disclosure Letter. Notwithstanding the foregoing, nothing herein is intended to limit the right of Parent or the Company or any of their respective Subsidiaries to terminate the employment of any employee at any time.

(b) For purposes of determining eligibility and vesting (but not for accrual of benefits, other than with respect to severance, vacation or paid time-off entitlement) under all employee benefit plans, programs, policies, contracts, fringe benefits or arrangements of Parent or its Affiliates (including, after the Closing Date, the Surviving Corporation) providing benefits after the Closing Date to any Continuing Employee (all such plans, “Parent Benefit Plans”), Parent shall, and shall cause its Affiliates to, give each Continuing Employee full credit for such Continuing Employee’s service with the Company and its Affiliates (as well as service with any predecessor employer, to the extent service with the predecessor employer is recognized by the Benefit Plans immediately prior to the Closing Date) to the same extent recognized by the Company or its Affiliates immediately prior to the Closing Date, except to the extent such recognition would result in duplication of benefits. Parent shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any Parent Benefit Plan that is a welfare benefit plan in which Continuing Employees (and their dependents) will be eligible to participate from and after the Closing Date, except with respect to evidence of insurability requirements under any life insurance and disability plans. Parent shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) under the Benefit Plans during the year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing Date.

(c) Immediately following the Closing, Parent shall pay, or shall cause the Surviving Corporation to pay, Continuing Employees a pro-rata bonus under the annual incentive plans listed in Section 7.8(c) of the Company Disclosure Letter for the fiscal year in which the Closing occurs based on achievement of pro-rata performance targets for the number of days that have elapsed in such fiscal year as of the Closing Date and with the bonus amounts to be the pro-rata portion of a full annual bonus based on the number of days that have elapsed in such fiscal year as of the Closing Date.

(d) The parties acknowledge and agree that, as promptly as reasonably practicable after the date hereof, Parent and the Company shall negotiate in good faith mutually acceptable terms and conditions of an employee retention plan and a sales force retention plan with a total target payout of approximately Seventy Five Million Dollars ($75,000,000) in the aggregate, which plans shall be funded and paid by Parent at the Closing in the aggregate amount of Forty Four Million Dollars ($44,000,000) (such aggregate Forty Four Million Dollars ($44,000,000) amount, the “Retention Plan Amount”); provided, that notwithstanding anything in this Agreement to the contrary, the Company shall be permitted to provide for (i) payments of Four Million Dollars ($4,000,000) in respect of a senior management bonus plan, (ii) payments of approximately Eight Million Dollars ($8,000,000) in respect of an employee bonus plan and (iii) payouts under an employee retention plan and sales force retention plan of up to Thirty One Million Dollars ($31,000,000) in excess of and in addition to the Retention Plan Amount, in which event any such payments described in the foregoing clauses (i), (ii) and (iii) shall reduce the Closing Date Cash to the extent such amounts have not been paid prior to the Closing and such payments to the extent made shall not be deemed an Expense Amount for purposes of determining the Aggregate Adjusted Cash Consideration.

(e) Nothing expressed or implied herein shall (i) confer upon any past or present employee of the Company and its Subsidiaries, or his or her representatives, beneficiaries, successors and assigns, any rights or remedies of any nature, including, any rights to employment or continued employment with Parent, the Company or any of their respective Subsidiaries or any of their respective successors or Affiliates, (ii) be construed to prohibit the Parent from amending or terminating any employee benefit program or Parent Benefit Plan or (iii) constitute or be construed as an amendment of any employee benefit program or any Parent Benefit Plan.

Section 7.9 Affiliate Arrangements. All Contracts between the Company or a Subsidiary of the Company, on the one hand, and any of their respective Affiliates, on the other hand, other than Contracts (a) solely between the Company and one or more of its Subsidiaries or between or among its Subsidiaries or (b) set forth on Section 7.9 of the Company Disclosure Letter, shall be terminated at and as of the Closing Date, and all obligations and liabilities thereunder shall have been satisfied, other than such provisions, obligations and liabilities that expressly survive such termination, which provisions shall survive such termination.

Section 7.10 Financing.

(a) Parent and Merger Sub shall use their respective reasonable best efforts to arrange and consummate the Financing on the terms and conditions described in the Commitment Letter at or prior to the Closing (or on terms more favorable in the aggregate to Parent and Merger Sub) including by: (i) maintaining in effect and enforcing the Commitment Letter and complying with their respective obligations thereunder; (ii) negotiating, entering into and delivering the definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”) on the terms and conditions contained in the Commitment Letter and, to the extent such definitive agreements are executed and delivered prior to the Effective Time, maintaining in effect and enforcing such definitive agreements; (iii) satisfying (or, if deemed advisable by Parent, seeking the waiver of) on a timely basis all terms, covenants and conditions set forth in the Commitment Letter and the Definitive Financing Agreements applicable to Parent and Merger Sub that are within their control; (iv) participating in and assisting with the preparation of rating agency presentations and meetings with rating agencies; and (v) upon satisfaction of all of the conditions precedent under Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), consummating or causing the consummation of the Financing including by enforcing their rights under the Commitment Letter and the Definitive Financing Agreements to the extent necessary at such time to fund the Required Amount.

(b) Parent shall apprise the Company of material developments relating to the Financing and shall give the Company prompt notice of any material adverse change with respect to such Financing. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within one (1) Business Day the same comes to the Knowledge of Parent, if at any time prior to the Closing Date (i) the Commitment Letter or any of the commitments with respect to the Debt Financing thereunder or any Definitive Financing Agreement, as applicable, shall expire or be terminated for any reason, (ii) for any reason, all or a portion of the Debt Financing becomes unavailable or (iii) any Financing Source or any other Person that is a party to any Commitment Letter breaches, defaults, terminates or repudiates any provisions thereunder or threatens in writing to do any of the foregoing. Parent and Merger Sub shall not amend, alter or replace, or agree to amend, alter or replace, the Commitment Letter in any manner that would (A) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing, (B) reduce the amount of cash proceeds from the Financing available to fund the Required Amount, in each case, in a manner that would materially adversely affect the ability of Parent, Merger Sub or their respective Affiliates to enforce their respective rights against the other parties to the Commitment Letter or the Definitive Financing Agreements or reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the transactions contemplated by this Agreement, in each case with respect to the foregoing sub-clauses (A) and (B) without the prior written consent of the Company (it being understood and agreed that Parent and Merger Sub may amend the Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement and to reflect assignments and replacements of lenders in accordance with the terms of the syndication provisions of the Commitment Letter with respect to the Debt Financing, provided that no such addition, assignment or replacement would reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the transactions contemplated by this Agreement).

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter for any reason, Parent and Merger Sub shall use their reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient, when taken together with the available cash of Parent, to fund the Required Amount and pay any related fees and expenses earned, due and payable as of the Closing Date (the “Alternate Financing”) and to obtain, and, if obtained, will provide the Company with true, correct and complete copies of, any new financing commitment that provides for at least the same amount of financing as such Commitment Letter as originally issued, to the extent needed to fund the Required Amount (the “Alternate Commitment Letter”). In the event any Alternate Financing is obtained and an Alternate Commitment Letter is entered into in accordance with this Section 7.10(c), (i) any reference in this Agreement to “Debt Financing” shall mean the debt financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, and (ii) any reference in this Agreement to the “Commitment Letter” (or defined terms that use such phrase) shall be deemed to include the Commitment Letter to the extent not superseded by an Alternate Commitment Letter, at the time in question and any Alternate Commitment Letter to the extent then in effect. In furtherance of and not in limitation of the foregoing, in the event that (i) any portion of the Financing structured as a capital markets financing is unavailable, regardless of the reason therefor and (ii) all closing conditions contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, provided that such conditions are capable of being satisfied as of such day assuming the Closing was to occur on such day), then Parent or Merger Sub shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the Bridge Financing in lieu of such capital markets financing no later than one (1) Business Day following the satisfaction or waiver of the applicable conditions set forth in clause (ii) above to consummate the Closing when Parent and Merger Sub are required to do so pursuant to Section 2.2; it being understood that such obligations to use the Bridge Financing (including any alternative bridge financing contemplated by any Alternate Financing obtained in accordance with this Agreement) shall exist without regard to the then market conditions or other general economic conditions, including the interest rate and cost of any portion of the Financing structured as a capital markets financing and regardless of whether or not it is commercially reasonable to do so.

(d) From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article IX, the Company shall, and the Company shall cause each of its Subsidiaries and each of its and their respective senior management, advisors and other Representatives to, use its respective reasonable best efforts to provide all cooperation reasonably requested by Parent to assist Parent in the arrangement of any Debt Financing or any capital markets financing undertaken in lieu of or in replacement of all or a portion of such Debt Financing (the “Bond Financing” and, together with the Debt Financing, the “Financing”) for the purposes of financing the Merger Consideration, any repayment or refinancing of debt in connection with the transactions contemplated hereby and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub (it being acknowledged and agreed by Parent and Merger Sub that, notwithstanding anything in this Agreement to the contrary, the receipt of such Financing is not a condition to the consummation of the Merger or any of the other transactions contemplated by this Agreement), including (A) participating in a reasonable number of meetings, presentations, road shows, sessions with rating agencies, Financing Arrangers and prospective Financing Arrangers and drafting sessions, and participating in reasonable and customary due diligence, (B) furnishing Parent and the financial institutions providing or arranging the Debt Financing and the Bond Financing, including any underwriters, initial purchasers or placement agents participating in the Financing (collectively, the “Financing Arrangers”) with such customary financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested to structure, arrange, syndicate and consummate the Debt Financing and the Bond Financing, including (1) GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for the three most recent fiscal years ended at least ninety (90) days prior to the Closing Date (or such shorter period as may be required by Commission regulations applicable to the Financing, but no shorter than sixty (60) days); (2) GAAP unaudited consolidated and (to the extent available) consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (or such shorter period as may be required by Commission regulations applicable to the Financing, but no shorter than thirty (30) days); and (3) all financial statements of the Company and financial data of the Company, in each case covering the periods specified in clauses (1) and (2) above, of the type required in a Bond Financing by Parent by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in capital markets transactions similar to the Bond Financing (such information described in this clause (B) collectively, the “Required Information”), (C) assisting Parent and the Financing Arrangers in the preparation of (1) offering documents, private placement memoranda, bank information memoranda, registration statements, prospectuses and similar documents required for the Debt Financing and the Bond Financing, (2) customary pro forma financial statements reflecting the Merger and the Financing (it being understood and agreed that any financial statements referenced in this Section 7.10 shall in each case meet the requirements of Regulation S-X under the Securities Act and all other accounting rules and regulations of the Commission promulgated thereunder applicable to a registration statement under the Securities Act on Form S-1) and (3) materials for rating agency presentations, business projections and similar documents in connection with the Debt Financing and the Bond Financing, (D) reasonably cooperating with the marketing efforts for the Debt Financing and the Bond Financing, (E) furnishing Parent and the Financing Arrangers with customary payoff letters relating to the repayment (or cash collateralization) of outstanding obligations under the Senior Secured Credit Facilities and the ABL Credit Facilities of the Company or its Subsidiaries that are to be refinanced at Closing, subject to receipt of the funds therefor from Parent, (F) using its reasonable efforts to cause its independent accountants to provide assistance and cooperation in the Debt Financing and the Bond Financing, including (1) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (2) providing any necessary customary consents to use their audit reports relating to the Company and (3) providing any necessary customary “comfort” (including “negative assurance comfort”) letters, (G) providing the Financing Sources and their respective legal, financial and accounting advisors, access to the properties, assets and personnel of the Company and its Subsidiaries in accordance with Section 7.4 and (H) furnishing Parent and any Financing Sources promptly, and in any event at least three (3) Business Days prior to the Closing Date, with all documentation and other information required by any Governmental Authority with respect to the Debt Financing and the Bond Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, that has been reasonably requested by Parent or any of the Financing Sources at least ten (10) Business Days prior to the Closing Date. The Company will notify Parent of any material error, mistake or omission in the Required Information or the other information provided pursuant to this Section 7.10 that it becomes aware of and if requested by Parent will use its reasonable efforts to promptly correct such error, mistake or omission. Nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries, (B) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time, (C) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate of incorporation or by-laws or other comparable organizational documents of the Company or any of its Subsidiaries, any Applicable Laws or any Contract, (D) require the Company or any of its Subsidiaries to pass resolutions or consents or approve or authorize the execution of the Debt Financing or the Definitive Financing Agreements or (E) require the Company or any of its Subsidiaries to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document instrument or agreement that is effective prior to the Closing (other than any payoff letters). Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing (collectively, the “Financing Expenses”). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than arising from any information provided by the Company or its Affiliates or its or their respective Representatives). On behalf of the Surviving Corporation, at or prior to the Effective Time, Parent shall pay by wire transfer of immediately available funds to the account or accounts designated in the relevant payoff letters, as described in Section 7.11(b), the amounts specified in such payoff letters (including the Debt Payoff Amount and all Breakage Costs related thereto).

Section 7.11 Treatment of Certain Funded Debt.

(a) If and when requested by Parent, the Company shall issue a conditional notice of optional redemption (the “Redemption Notice”) for all of the outstanding principal amount of any or all series of the Company Notes pursuant to the requisite provisions of the applicable indenture; provided, that to the extent that any action described in the portion of this sentence preceding this proviso can be conditioned on the occurrence of the Closing, it will be so conditioned, and, prior to the redemption date, Parent shall deposit with the trustee under the applicable indentures cash or cash equivalents sufficient to effect such redemption. At Parent’s request, the Company will direct the trustee under the applicable indenture to give the Redemption Notice to holders of the Company Notes on the Company’s behalf, and will timely provide the trustee with such officer’s certificates, legal opinions and other documentation reasonably requested by the trustee in connection therewith. The parties shall and shall cause their respective Subsidiaries to provide cooperation reasonably requested by the other in connection with the actions described in the two immediately preceding sentences. Parent shall prepare the Redemption Notice, which shall be subject to the review of, and comment by, the Company.

(b) On or prior to the second (2nd) Business Day prior to the Effective Time, the Company shall deliver to Parent copies of customary payoff letters, from each administrative agent or other similar agent under the Senior Credit Facilities and the ABL Facilities of the Company or its Subsidiaries that are to be refinanced at Closing in accordance with this Agreement, and for the release of all liens and other security over the Company’s and its Subsidiaries’ properties and assets securing its obligations under such credit agreements or facilities, as applicable, together with the return of any collateral in the possession of the applicable administrative agent or similar agent to the extent practicable at the Closing.

Section 7.12 Tax Matters. All transfer, documentary, sales, use, real property transfer, stock transfer, recording, stamp, registration and other similar Taxes and fees (including penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall be paid by Parent. Parent or the Company, as appropriate, will file all necessary tax returns and other documentation with respect to all such Transfer Taxes.

Section 7.13 FIRPTA Certificate. At or prior to Closing, the Company shall deliver to Parent a duly executed certification, signed under penalties of perjury by the Company and dated not more than thirty (30) days prior to the Closing Date, that satisfies the requirements of Treasury Regulations section 1.1445-2(c)(3) and confirms that the Company is not, nor has it been within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code, and shall authorize Parent, as agent for the Company, to deliver a copy of the certification to the IRS on behalf of the Company.

Section 7.14 280G Approval. No later than five (5) days prior to the Closing Date, the Company shall use its reasonable best efforts to seek the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so that no payments and/or benefits provided pursuant to Benefit Plans constitute “excess parachute payments” as defined in Section 280G(b)(1) of the Code. Prior to the stockholder approval referenced in the preceding sentence, the Company shall have used its reasonable best efforts to obtain a waiver of the right to receive payments and/or benefits that reasonably could constitute “excess parachute payments,” in a form reasonably acceptable to the Parent, from each “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

Section 7.15 Non-Consenting Stockholders.

(a) In the event that the Company receives effective written consents from its stockholders sufficient to obtain the Company Stockholder Approval in accordance with Section 7.16(b), the Company shall, as promptly as reasonably practicable following the Stockholder Approval Deadline, prepare and mail the Section 228 Notice as and to the extent required pursuant to Section 228(e) of the DGCL to any holder of Company Common Stock that has not consented to the adoption of this Agreement and the transactions contemplated by this Agreement that complies with Applicable Law. The Company shall (x) provide Parent an opportunity to review and comment on the Section 228 Notice (including the proposed final version of such document) and (y) shall consider in good faith all comments reasonably proposed by Parent.

(b) The Company shall prepare and mail an appraisal notice as and to the extent required pursuant to Section 262 of the DGCL to any holder of Company Common Stock that has not consented to or voted for the adoption of this Agreement and the transactions contemplated by this Agreement that complies with Applicable Law. The Company shall (x) provide Parent an opportunity to review and comment on such appraisal notice (including the proposed final version of such document) and (y) shall consider in good faith all comments reasonably proposed by Parent.

Section 7.16 Certain Commission Filings; Listing of Parent Common Stock and Other Actions.

(a) As promptly as reasonably practicable following the date hereof, (i) the Company shall prepare, with the cooperation and assistance of Parent and its counsel and accountant, and cause to be filed a consent solicitation statement of the Company with respect to the solicitation of consents from the Company’s stockholders with respect to the Company Stockholder Approval (the “Consent Solicitation Statement”) and (ii) Parent shall prepare, with the cooperation and assistance of the Company and its counsel and accountant, and cause to be filed with the Commission, the Form S-4 in which the Consent Solicitation Statement shall be included as a prospectus (the “Consent Solicitation Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and to have the Consent Solicitation Statement cleared by the Commission and its staff under the Exchange Act as promptly as reasonably practicable after filing.

(b) As promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, the Company shall cause the Consent Solicitation/Prospectus to be mailed to the stockholders of the Company, and the Company shall otherwise take all actions necessary, proper or advisable in accordance with Applicable Laws and the Organizational Documents of the Company to seek the Company Stockholder Approval by written consent and solicit the Company Stockholder Approval by the date that is no later than five (5) Business Days (or such later date as approved by Parent) after the date the Form S-4 is declared effective under the Securities Act (the “Stockholder Approval Deadline”). The Company shall deliver to Parent copies of any written stockholder consents received by the Company as contemplated by this Section 7.16(b).

(c) In the event that the Company does not receive effective written consents from its stockholders sufficient to obtain the Company Stockholder Approval in accordance with Section 7.16(b) on or prior to the Stockholder Approval Deadline, upon the request of Parent, (i) the Company shall prepare, with the cooperation and assistance of Parent and its counsel and accountant, and cause to be filed a proxy statement relating to the Company Stockholders’ Meeting (the “Proxy Statement”) and (ii) Parent shall prepare, with the cooperation and assistance of the Company and its counsel and accountant, and cause to be filed with the Commission, a post-effective amendment to the Form S-4 (the “Amended Form S-4”) in which the Proxy Statement shall be included as a prospectus (the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Amended Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, to keep the Amended Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and to have the Proxy Statement cleared by the Commission and its staff under the Exchange Act as promptly as reasonably practicable after filing.

(d) As promptly as reasonably practicable after the Amended Form S-4 is declared effective under the Securities Act, the Company shall cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company and the Company shall take all action necessary in accordance with Applicable Law and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable following the date the Amended Form S-4 is declared effective under the Securities Act, for the sole purpose of seeking the Company Stockholder Approval and shall, subject to Section 7.16(h) use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this

Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement, or, if, as of the time for which the Company Stockholders’ Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting; provided, that such adjournment or postponement shall not exceed ten (10) Business Days. The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with Applicable Law and the Organizational Documents of the Company.

(e) Each of Parent and the Company shall furnish all information concerning it, and provide such other assistance, as may reasonably be requested by the other party in connection with the preparation, filing and distribution of the Form S-4 and the Consent Solicitation Statement/Prospectus contained therein or the Amended Form S-4 and the Proxy Statement/Prospectus contained therein, as applicable. All filings by the Company with the Commission in connection with the transactions contemplated hereby, including the Consent Solicitation Statement and the Proxy Statement, as applicable, and, in each case, any amendment or supplement thereto, and all mailings to the stockholders of the Company in connection with the transactions contemplated hereby shall be subject to the prior review and comment of Parent. All filings by Parent with the Commission in connection with the transactions contemplated hereby, including the Form S-4 or the Amended Form S-4, as applicable, and, in each case, any amendment or supplement thereto, shall be subject to the prior review and comment of the Company.

(f) Each of Parent and the Company shall (i) as promptly as reasonably practicable notify the other of (A) the receipt of any comments from the Commission and all other written correspondence and oral communications with the Commission relating to the Consent Solicitation Statement/Prospectus or the Form S-4 or the Proxy Statement/Prospectus or the Amended Form S-4 (including the time when the Form S-4 or the Amended Form S-4, as applicable, is declared effective under the Securities Act and the issuance of any stop order or suspension of qualifications of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction) and (B) any request by the Commission for any amendment or supplements to the Consent Solicitation Statement/Prospectus or the Form S-4 or the Proxy Statement/Prospectus or the Amended Form S-4 for additional information with respect thereto and (ii) as promptly as reasonably practicable supply each other with copies of (A) all correspondence between it or any of its Representatives, on the one hand, and the Commission, on the other hand, with respect to the Consent Solicitation Statement/Prospectus, the Form S-4, the Proxy Statement/Prospectus, the Amended Form S-4 or the Merger, as applicable, and (B) all Orders of the Commission relating to the Form S-4 or the Amended Form S-4 or the shares of Parent Common Stock included in the Merger Consideration. Parent shall use its reasonable best efforts to have any such Order lifted, reversed or otherwise terminated. In addition to and without limiting the generality of the provisions of Section 7.16(e), (1) prior to filing or mailing the Form S-4 or the Amended Form S-4 (or any amendment or supplement thereto) or responding to any comments of the Commission with respect thereto, Parent (x) shall provide the Company an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (y) shall consider in good faith all comments reasonably proposed by the Company and (2) prior to filing or mailing the Consent Solicitation Statement/Prospectus or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the Commission with respect thereto, the Company (x) shall provide Parent an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (y) shall consider in good faith all comments reasonably proposed by Parent. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the shares of Parent Common Stock included in the Merger Consideration.

(g) If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which is required to be set forth in an amendment or supplement to the Consent Solicitation Statement/Prospectus or the Form S-4 or the Proxy Statement/Prospectus or the Amended Form S-4, so that none of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the Commission by Parent in the case of the Form S-4 or the Amended Form S-4 or the Company in the case of the Consent Solicitation Statement/Prospectus or the Proxy Statement/Prospectus and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

(h) The Company shall, through the Board of Directors of the Company, recommend to its stockholders that they provide the Company Stockholder Approval and shall include such recommendation in the Form S-4 or the Amended Form S-4, as applicable, unless the Company determines in good faith, after consultation with the Company’s outside counsel, that the failure to withdraw, amend or modify its recommendation would reasonably be likely to be inconsistent with its fiduciary duties to the stockholders of the Company.

(i) Parent shall prepare and submit to the NYSE a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause such shares of Parent Common Stock to be authorized for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 7.17 Notice of Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

Section 7.18 Expenses. Except as (i) as set forth in the immediately following sentence or (ii) as otherwise expressly provided herein, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. If the Closing occurs, Parent shall bear (a) the costs, fees and expenses incurred by it and Merger Sub in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby, including legal, accounting, brokerage and other fees and expenses, (b) the Sponsor Fee Amount (as defined in Section 7.18(g)(ii) of the Company Disclosure Letter), (c) the Financing Expenses, (d) any and all Breakage Costs, (e) the Retention Plan Amount, (f) the reasonable and customary out-of-pocket third-party costs, fees and expenses (including reasonable, customary and documented attorneys’ fees and expenses) associated with the preparation of the Registration Statement and the Company’s proposed initial public offering (the “IPO”) incurred by the Company and its Subsidiaries to date as set forth on Section 7.18 of the Company Disclosure Letter and (g) the reasonable and customary other out-of-pocket third-party costs, fees and expenses of the Company and its Subsidiaries incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby, including reasonable, customary and documented third-party legal, accounting, brokerage and other fees and expenses (the aggregate amount of the costs, fees and expenses described in clauses (c), (f) and (g) of this Section 7.18 to the extent paid by the Company or any of its Subsidiaries prior to the Closing, the “Expense Amount”); provided, that in no event shall the fees and expenses of the Persons set forth in Section 7.18(g)(i) of the Company Disclosure Letter exceed the amounts to which it is entitled pursuant to the engagement letter referenced in Section 5.24; provided, further, that in the event such third-party legal, accounting, brokerage and other professional advisory fees and expenses described in clause (g) above exceed the amount set forth in set forth in Section 7.18(g)(ii) of the Company Disclosure Letter in the aggregate, the Company shall (i) as promptly reasonably practicable notify Parent in writing of such occurrence, which notice shall set forth a reasonably detailed itemization of such fees and expenses to the extent reasonably available and (ii) from time to time, upon the reasonable request of Parent (but in no event more than twice in any calendar month), provide to Parent as promptly as reasonably practicable after each such request, a reasonably detailed itemization to the extent reasonably available of the then-current amount of such fees and expenses. For the avoidance of doubt, any itemization of such costs, fees and expenses provided by the Company to Parent shall not, in and of itself, limit Parent’s obligation to bear such costs, fees and expenses in accordance with this Section 7.18. Any unpaid costs, fees and expenses incurred by the Company and to be borne by Parent pursuant to this Section 7.18 shall be paid by Parent at the Effective Time by wire transfer of immediately available funds to the account or accounts designated in writing by the Company no later than two (2) Business Days prior to the Effective Time.

Section 7.19 Further Assurances. Each of the parties hereto shall execute such documents and other papers and perform such further acts as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby.

Section 7.20 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be reasonably required to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to the reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Mutual Conditions. The obligations of each of Parent, Merger Sub and the Company to effect the Closing shall be subject to the following conditions, any one or more of which, to the extent permitted by Applicable Law, may be waived in writing, as to itself, by either party:

(a) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law (whether temporary, preliminary or permanent), which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement (collectively, a “Restraint”); provided, however, that any antitrust, competition, fair trade or similar Applicable Law (whether temporary, preliminary or permanent) which has such an effect shall constitute a “Restraint” only if it arises under the HSR Act, the EU Merger Regulation or an antitrust, competition, fair trade or similar Applicable Law in a jurisdiction specified in Section 8.1(b) of the Company Disclosure Letter;

(b) (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (ii) the approval of the European Commission of the transactions contemplated by this Agreement shall have been obtained pursuant to the EU Merger Regulation (or the approval by those national competition authorities in the European Union that have jurisdiction as a result of a referral of the transactions contemplated by this Agreement under the EU Merger Regulation); and (iii) any approval or waiting period with respect to those jurisdictions set forth in Section 8.1(b) of the Company Disclosure Letter shall have been obtained or terminated or shall have expired;

(c) The Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before the Commission;

(d) The Company Stockholder Approval shall have been obtained; and

(e) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance (provided that the satisfaction of the condition set forth in this Section 8.1(e) shall not be a condition to the obligation of Parent or Merger Sub to effect the Closing if the representation and warranty set forth in the fourth sentence of Section 6.2 is not true and correct in all respects).

Section 8.2 Conditions to Parent’s and Merger Sub’s Obligations. In addition to the conditions set forth in Section 8.1, the obligations of Parent and Merger Sub to effect the Closing shall be subject to the following conditions, any one or more of which may be waived in writing by Parent:

(a) The representations and warranties made by the Company contained in (i) Section 5.4(a)(ii), the first and fourth sentences of Section 5.5(a) and Section 5.24 shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that such representations and warranties that are made as of a specific date shall be true and correct as of such specific date), except, in the case of the representations and warranties contained in the first and fourth sentences of Section 5.5(a), for any de minimis inaccuracy, (ii) Section 5.1 and Section 5.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that such representations and warranties that are made as of a specific date shall be true and correct as of such date) and (iii) each other section of Article V that (A) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (B) are made as of a specific date shall be true and correct as of such date, in each case under this clause (iii), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualifications as to materiality or Company Material Adverse Effect (except that the word “material” in the defined term “Material Contract” shall not be disregarded for any of such purposes)) has not had a Company Material Adverse Effect;

(b) The Company shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by the Company on or prior to the Closing; and

(c) The Company shall have caused to be delivered to Parent a certificate executed by a duly authorized officer of the Company certifying that each of the conditions set forth in Sections 8.2(a) and (b) has been satisfied.

Section 8.3 Conditions to the Company’s Obligations. In addition to the conditions set forth in Section 8.1, the obligations of the Company to effect the Closing shall be subject to the following conditions, any one or more of which may be waived in writing by the Company:

(a) The representations and warranties made by Parent contained in (i) Section 6.3(a)(ii), the first and third sentences of Section 6.4(a) and Section 6.18 shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that such representations and warranties that are made as of a specific date shall be true and correct as of such specific date), except, in the case of the representations and warranties contained in the first and third sentences of Section 6.4(a), for any de minimis inaccuracy; (ii) Section 6.1 and Section 6.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made on and as of the Closing (except that such representations and warranties that are made as of a specific date shall be true and correct as of such specific date) and (iii) each other section of Article VI that (A) are not made as of a specific date shall be true and correct as of the date of this Agreement and as of the Closing, as though made on and as of the Closing, and (B) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect) has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing; and

(c) Parent shall have caused to be delivered to the Company a certificate executed by a duly authorized officer of Parent certifying that each of the conditions set forth in Sections 8.3(a) and (b) has been satisfied.

ARTICLE IX

TERMINATION

Section 9.1 Termination.

(a) This Agreement may be terminated prior to the Closing only as follows:

(i) by mutual written consent of Parent and the Company;

(ii) by Parent or the Company if the Effective Time shall not have occurred on or before the date that is twelve (12) months from the date of this Agreement (as may be extended in accordance with the first proviso to this Section 9.1(a)(ii), the “Outside Date”); provided, however, that (i) if on the Outside Date the conditions set forth in Section 8.1(a) (to the extent such Restraint arises under the HSR Act, the EU Merger Regulation or any other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws specified in Section 8.1(b) of the Company Disclosure Letter) or Section 8.1(b) have not been satisfied or waived, then Parent or the Company may extend the Outside Date for an additional ninety (90) calendar days by delivery of written notice of such extension to the other party not less than five (5) Business Days prior to the original Outside Date and (ii) if all of the conditions set forth in Section 8.1, Section 8.2 and Section 8.3 have been satisfied or waived (or, with respect to the conditions that by their terms must be satisfied at the Closing, would have been so satisfied if the Closing had occurred) and the Marketing Period has commenced but has not yet ended, the Outside Date shall be extended to the third (3rd) Business Day after the end of the Marketing Period; provided, further, that the right to terminate this Agreement under this Section 9.1(a)(ii) shall not be available to any party whose failure to fulfill any obligation, covenant or agreement of such party under this Agreement or other breach of this Agreement has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the original Outside Date;

(iii) by Parent or the Company, if any Restraint having the effect set forth in Section 8.1(a) shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement shall have complied with its obligations under Section 7.3 in all respects;

(iv) by the Company, if there shall have been a breach or inaccuracy of any representation or warranty of Parent contained in this Agreement on the part of Parent, or Parent or Merger Sub has failed to perform or comply with any of its covenants, obligations or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 8.3(a) or (b) and (ii) is incapable of being cured by Parent or is not cured by Parent prior to the earlier of (x) thirty (30) days following written notice to Parent of such breach, inaccuracy or failure to perform or comply and (y) the Business Day immediately prior to the Outside Date; provided, that the Company is not then in material breach of any representation, warranty, covenant, obligation or agreement contained in this Agreement; and

(v) by Parent, if there shall have been a breach or inaccuracy of any representation or warranty of the Company contained in this Agreement on the part of the Company or the Company has failed to perform or comply with any of its covenants, obligations or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 8.2(a) or (b) and (ii) is incapable of being cured by the Company or is not cured by the Company prior to the earlier of (x) thirty (30) days following written notice to the Company of such breach, inaccuracy or failure to perform or comply and (y) the Business Day immediately prior to the Outside Date; provided, that Parent and Merger Sub are not then in material breach of any representation, warranty, covenant, obligation or agreement contained in this Agreement.

(b) The termination of this Agreement shall be effectuated by the delivery of a written notice of such termination from the party terminating this Agreement to the other party specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 9.2 Reverse Termination Fee.

(a) If this Agreement is terminated by (i) either Parent or the Company pursuant to Section 9.1(a)(iii) as a result of a Restraint arising under an antitrust, competition, fair trade or similar Applicable Law, (ii) the Company pursuant to Section 9.1(a)(iv) as a result of Parent’s breach or failure to perform its obligations under Section 7.3 or (iii) either Parent or the Company pursuant to Section 9.1(a)(ii) and at or prior to the time of such termination all of the conditions to the obligations of Parent to consummate the Closing set forth in Section 8.1(a) and Section 8.2 shall have been satisfied or waived (other than (A) the conditions set forth in Section 8.1(a) (to the extent such Restraint arises under the HSR Act, the EU Merger Regulation or any other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Applicable Laws under a jurisdiction specified in Section 8.1(b) of the Company Disclosure Letter) and (B) those other conditions that, by their nature, cannot be satisfied until the Closing, but, in the case of this clause (B), which conditions would be capable of satisfaction if the Closing were to occur on the date of termination), then Parent shall pay to the Company a fee of Eight Hundred Million ($800,000,000) (the “Reverse Termination Fee”) (which fee shall be payable within two (2) Business Days after written notice of such termination, by wire transfer of immediately available funds to an account designated in writing by the Company).

(b) Notwithstanding anything in this Agreement to the contrary (but subject to and without limitation of Section 10.12 and the proviso to this sentence), the Company agrees that in the event that this Agreement is terminated in accordance with Section 9.1 and the Reverse Termination Fee is payable pursuant to Section 9.2(a) and the Reverse Termination Fee is paid to the Company pursuant to Section 9.2 and accepted by the Company, (i) the payment of such Reverse Termination Fee, together with any amounts payable pursuant to the last three sentences of Section 7.10(d) and Section 9.2(c), shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties and (ii) in no event will the Company Related Parties be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to (A) the loss suffered as a result of any failure of the Merger to be consummated, (B) any breach of, or failure to perform, any representation, warranty, agreement or obligation under this Agreement, (C) the termination of this Agreement and (D) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and, subject to and without limitation of Section 10.12 and the proviso to this sentence, upon payment to the Company of the Reverse Termination Fee in accordance with this Section 9.2, together with any amounts payable pursuant to the last three sentences of Section 7.10(d) and Section 9.2(c), and acceptance of the Reverse Termination Fee and such amounts by the Company, no Parent Related Parties shall have any further liability or obligation to the Company Related Parties relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, irrespective of whether the Reverse Termination Fee has been paid, the Company shall be entitled to pursue, and Parent and Merger Sub shall be responsible for any and all money damages (or, to the extent the Reverse Termination Fee is received by the Company, the excess, if any, of such money damages over such Reverse Termination Fee) arising out of, resulting from or relating to Parent’s or Merger Sub’s Intentional Breach of this Agreement, including Section 7.3 and, in any determination of such damages, the court shall be permitted to award the Company and its stockholders, if proven, their respective Benefit of the Bargain Damages.

(c) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, (ii) the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company and its Affiliates in the circumstances in which such fee is paid, other than in the case of an Intentional Breach as contemplated in Section 9.2(b) and subject to and without limitation of Section 10.12, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if Parent fails to timely pay the Reverse Termination Fee when due pursuant to this Section 9.2, (1) Parent shall pay to the Company interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received and (2) in order to obtain such payment, the Company commences a Proceeding with results in a judgment of all or a portion of the Reverse Termination Fee, Parent shall pay the Company’s costs and expenses (including attorney’s fees and expenses of enforcement) in connection with such Proceeding.

Section 9.3 Obligations upon Termination. In the event that this Agreement shall be terminated pursuant to Section 9.1, this Agreement shall become null and void and have no further force and effect and all obligations of the parties hereto under this Agreement shall terminate and there shall be no liability of any party hereto to any other party except (a) as set forth in Section 7.5, the last three sentences of Section 7.10(d), the first sentence of Section 7.18, Section 9.2, Article X and this Section 9.3, (b) that nothing herein will relieve or release any party from liability arising from any material breach by such party of this Agreement prior to such termination and (c) for the avoidance of doubt, the Confidentiality Agreement shall survive the termination of this Agreement for a period of two (2) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the parties acknowledge and agree that upon such termination the Confidentiality Agreement shall be automatically amended without any further action by the parties thereto to extend the term of the Confidentiality Agreement for such two (2) year period (other than Paragraphs 6 and 8 of the NDA, the terms of which shall not be extended but shall survive such termination and remain in effect, if still in effect at such termination, in accordance with their respective terms as they exist as of the date hereof).

ARTICLE X

GENERAL

Section 10.1 Amendment. This Agreement may not be amended, altered or modified except by written instrument executed by the parties hereto. Notwithstanding the foregoing, Sections 10.6, 10.9(c), 10.11, 10.13 and this Section 10.1 to the extent such sections are applicable to the Financing Sources may not be modified, waived or terminated in a manner that is adverse to such Financing Source without the prior written consent of such Financing Source.

Section 10.2 Entire Agreement. This Agreement, including the Disclosure Letters, Exhibits and Appendices which form a part hereof, the Stockholders Agreement and the Confidentiality Agreement constitute the entire understanding of the parties hereto with respect to the transactions contemplated hereby and the subject matter contained herein, and supersede all prior and contemporaneous agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

Section 10.3 Interpretation. When reference is made in this Agreement to any Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words

“include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. The definitions given for terms in Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “Dollars” or “$” shall be deemed references to the lawful money of the United States of America. All references herein to a “party” or the “parties” shall be to a party or the parties hereto unless the context shall otherwise require. References to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation, as amended (and, in the case of statutes, any rules and regulations promulgated under said statutes), in each case, as of such date. When used in reference to the Company or any of its Subsidiaries in Section 7.1, Section 7.6 and Article V, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole, and when used in reference to Parent or any of its Subsidiaries in Section 7.2 and Article VI, the term “material” shall be measured against Parent and its Subsidiaries, taken as a whole. Any Contract that is referred to herein means such Contract as from time to time amended, modified or supplemented, including by waiver of consent. Any Contract referred to herein shall include reference to all exhibits, schedules and other documents or Contracts attached thereto. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no party shall use the fact of setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Disclosure Letter is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in any Disclosure Letter hereto is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in any Disclosure Letter is or is not in the Ordinary Course of Business for purposes of this Agreement.

Section 10.4 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger and the other transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if they are: (a) delivered in person, (b) transmitted by facsimile (deemed given upon confirmation of receipt), (c) delivered by an express courier (deemed given upon receipt of proof of delivery) or (d) delivered by e-mail to a party at its e-mail address listed below (deemed given upon confirmation of receipt by non-automated reply e-mail from the recipient) (or to such other person or at such other facsimile or address as such party shall deliver to the other party by like notice):

To the Company prior to the Closing:

LVB Acquisition, Inc.

56 East Bell Drive

Warsaw, Indiana

Attention: Bradley J. Tandy

                 Senior Vice President, General Counsel and Secretary

Facsimile: (574) 372-1960

With a concurrent copy to (which shall not constitute notice):

Cleary Gottlieb Steen and Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: Robert P. Davis

Facsimile: (212) 225-3999

To Parent:

Zimmer Holdings, Inc.

345 East Main Street

Warsaw, Indiana

Attention: Chad F. Phipps

                  Senior Vice President, General Counsel and Secretary

Facsimile: (574) 372-4302

E-mail: chad.phipps@zimmer.com

With a concurrent copy to (which shall not constitute notice):

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention: Morton A. Pierce and Chang-Do Gong

Facsimile: (212) 354-8113

E-mail: mpierce@whitecase.com; cgong@whitecase.com

Section 10.6 Binding Effect; Persons Benefiting; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and permitted assigns of the parties and such Persons. Except (a) that the D&O Indemnified Persons and their respective heirs, executors, administrators and personal representatives shall be express third-party beneficiaries of Section 7.7 and entitled to enforce such section directly, (b) for the right of the stockholders of the Company and the holders of Company Options and Company Stock-Based Awards to receive payment in accordance with Article IV and, subject to Section 9.2, for the right of the Company, on behalf of the stockholders of the Company and the holders of Company Options and Company Stock-Based Awards, to pursue damages in the event of Parent’s or Merger Sub’s breach of this Agreement (which right is hereby acknowledged and agreed by Parent and Merger Sub and, notwithstanding anything in this Agreement to contrary, in the event of a breach of this Agreement by Parent or

Merger Sub, such damages are agreed and acknowledged by Parent and Merger Sub to include, if proven, in addition to any and all damages to the Company and its Subsidiaries, in the circumstance where this Agreement has been terminated, the benefit of the bargain lost by the holders of Company Common Stock, Company Options or Company Stock-Based Awards, including the loss of expected premium offered to such holders and taking into consideration all relevant matters, including other combination opportunities and the time value of money (collectively, the “Benefit of the Bargain Damages”)), (c) that Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) shall be an express third-party beneficiary of Section 10.14 and entitled to enforce such section directly, (d) that the Released Persons shall be express third-party beneficiaries of Section 10.15 and entitled to enforce such section directly and (e) that the Company Related Parties and Parent Related Parties shall be express third-party beneficiaries of Section 10.16 and entitled to enforce such section directly, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties; provided, that after the Effective Time, Parent may assign its rights hereunder to an Affiliate thereof so long as Parent remains liable for performance under this Agreement. Notwithstanding any of the foregoing provisions of this Section 10.6 to the contrary, each Financing Source in connection with the Debt Financing is an express third party beneficiary of Sections 10.1, 10.9(c), 10.11, 10.13 and this Section 10.6 to the extent such sections are applicable to such Financing Source and may enforce such sections directly.

Section 10.7 Counterparts. This Agreement may be executed in one or more counterparts (delivery of which may occur via facsimile or e-mail), each of which shall be binding as of the date first written above, and, when delivered, all of which shall constitute one and the same instrument. A facsimile signature or electronically scanned copy of a signature shall constitute and shall be deemed to be sufficient evidence of a party’s execution of this Agreement, without necessity of further proof. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

Section 10.8 No Prejudice; Survival. The parties hereto acknowledge that the terms and language of this Agreement were the result of negotiations among the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any particular party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship. None of the representations, warranties, covenants, obligations or other agreements in this Agreement shall survive the Effective Time; provided, however, that the portion of this sentence preceding this proviso shall not limit any covenant, obligation or agreement of any party which by its express terms contemplates performance after the Effective Time.

Section 10.9 Governing Law; Consent to Jurisdiction.

(a) This Agreement and all matters arising out of or relating hereto, including its validity, construction and interpretation, shall be governed by the laws of the State of Delaware, without regard to the laws as to choice or conflict of laws.

(b) Each party to this Agreement, by its execution hereof, (i) hereby, except as provided in Section 10.9(c) below, irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or if such court finds it lacks subject matter jurisdiction, the federal or other state courts) located in Wilmington, Delaware, and any appellate court therefrom, for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or related to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, (ii) to the extent not prohibited by Applicable Law, hereby waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation that it is not subject to the personal jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution by reason of a lack of personal jurisdiction, that any such proceeding brought in one of the above-named courts is improper by reason of a lack of personal jurisdiction or venue, or that this Agreement or the subject matter hereof may not be enforced in or by such court by reason of a lack of personal jurisdiction or improper venue, and (iii) hereby agrees not to commence any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or related to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named courts. Each party hereby consents to and accepts service of process in any such proceeding in any manner permitted by Delaware law or if served by registered mail addressed to it at its address provided in Section 10.5. Each party agrees that a final judgment in any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(c) Notwithstanding anything herein to the contrary, each party acknowledges and irrevocably agrees (i) that any action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation brought against any Financing Source arising out of, or relating to, the transactions contemplated hereby, any Financing or the performance of services thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, Borough of Manhattan, or if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party submits for itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (ii) not to bring or support anyone else in bringing any action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation against any Financing Source arising out of, or relating to, the transactions contemplated hereby, any Financing or the performance of services thereunder in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 10.5 shall be effective service of process against it for any such action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation brought in any such court, (iv) to waive and hereby waives, to the fullest extent permitted by Applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation in any such court, (V) TO WAIVE AND HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT OR IN TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION and (vi) that a final judgment in any such action, claim, cause of action or suit (in contract or in tort or otherwise), inquiry, proceeding or investigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement shall affect or eliminate any right to serve process in any other manner permitted by Applicable Laws.

Section 10.10 Waiver. At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other, may (a) extend the time for the performance of any of the obligations or other acts of the Company in the case of Parent, or of Parent or Merger Sub, in the case of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto of the Company in the case of Parent, or of Parent or Merger Sub, in the case of the Company, and (c) waive compliance with any of the agreements or conditions contained herein of the Company, in the case of Parent, or of Parent or Merger Sub, in the case of the Company. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure or delay by any party in exercising any right, power or privilege hereunder shall act as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Section 10.11 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, CLAIM, CAUSE OF ACTION, SUIT OR PROCEEDING (IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY DEBT FINANCING (OR AGAINST ANY FINANCING SOURCE) OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES ACKNOWLEDGE THAT THIS SECTION 10.11 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT, AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, CLAIM, CAUSE OF ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE ANY OF THE WAIVERS CONTAINED IN THIS SECTION 10.11, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, AND (C) IT MAKES SUCH WAIVERS VOLUNTARILY.

Section 10.12 Enforcement of Agreement. The parties’ rights in this Section 10.12 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 10.12. For the avoidance of doubt, the parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached or the Merger was not consummated, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, notwithstanding anything in this Agreement to the contrary (but subject to and without limitation of the last sentence of this Section 10.12), the parties shall be entitled to an injunction or injunctions to prevent or remedy breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the parties’ obligations to consummate the Merger, and Parent’s obligation to pay, and the right to receive the Merger Consideration by the stockholders of the Company and the holders of Company Stock-Based Awards and the Per Option Consideration by the holders of Company Options, as applicable) and to any further equitable relief, this being in addition to any other remedy to which they are entitled at law or in equity. In the event any party seeks any remedy referred to in this Section 10.12, such party shall not be required to prove damages or obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy. For the avoidance of doubt, it is hereby acknowledged and agreed that (a) the Company shall be entitled to seek specific performance or other equitable remedies to cause Parent or Merger Sub to enforce, including against anticipatory breach, the obligation of the Financing Sources to fund the Debt Financing under the Commitment Letter and (b) in the event that any Financing Source initiates any litigation against Parent or Merger Sub with respect to the Debt Financing, or advises Parent or Merger Sub that it intends not to proceed with the Debt Financing in violation of the terms of the Commitment Letter, the Company shall be entitled to specific performance or other equitable remedies to require Parent or Merger Sub to take enforcement action, including seeking specific performance, to cause the Financing Sources to provide such Debt Financing. While the Company may pursue both a grant of specific performance pursuant to this Section 10.12 and payment of the Reverse Termination Fee pursuant to Section 9.2(a), together with any amounts payable pursuant to the last three sentences of Section 7.10(d) and Section 9.2(c), following termination of this Agreement in accordance with Section 9.1, only in the event the Company accepts payment of the Reverse Termination Fee, together with any amounts payable pursuant to the last three sentences of Section 7.10(d) and Section 9.2(c), following the termination of this Agreement in accordance with Section 9.1 and payment of the Reverse Termination Fee by Parent in accordance with Section 9.2(a), together with any amounts payable pursuant to the last three sentences of Section 7.10(d) and Section 9.2(c), shall the Company not be entitled to specifically enforce the terms and provisions of this Agreement pursuant to this Section 10.12.

Section 10.13 Financing Sources. The Company and its Affiliates hereby agree that (a) in no event shall the Financing Sources have any liability or obligation to the Company, any of its Subsidiaries or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing, any commitment letters or engagement letters relating thereto or the transactions contemplated hereby or thereby, (b) in no event shall the Company or any of its Affiliates or stockholders seek or obtain any other damages of any kind against any Financing Source (including consequential, special, indirect or punitive damages) and (c) in no event shall the Company or any Company Related Party have any liability or obligation to any of the Financing Sources, in the case of each of the foregoing sub-clauses (a), (b) and (c), relating to or arising out of this Agreement, the Debt Financing, any commitment letters or engagement letters relating thereto or the transactions contemplated hereby or thereby. The provisions of this Section 10.13 shall inure to the benefit of, and be enforceable by, each Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 10.13. Notwithstanding the foregoing provisions of this Section 10.13, following the consummation of the Merger, such provisions will not limit the rights of the parties to the Financing under the Definitive Financing Agreements.

Section 10.14 Waiver of Conflicts. Recognizing that Cleary Gottlieb has acted as legal counsel to the Company, its Subsidiaries, certain of the direct and indirect holders of shares of Company Common Stock and their Affiliates prior to date hereof, and that Cleary Gottlieb intends to act as legal counsel to certain of the direct and indirect holders of shares of Company Common Stock and their Affiliates (which will no longer include the Company and its Subsidiaries) after the Closing, each of Parent, Merger Sub and the Company hereby waives, on its own behalf and agrees to cause its Affiliates, the Surviving Corporation and its Subsidiaries to waive, any conflicts that may arise in connection with Cleary Gottlieb representing any direct or indirect holders of the Company Common Stock or their Affiliates after the Closing as such representation may relate to Parent, Merger Sub, the Company, the Surviving Corporation and its Subsidiaries or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between direct and indirect holders of Company Common Stock, the Company and its Subsidiaries and their respective Affiliates, on the one hand, and Cleary Gottlieb, on the other hand, relating to the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Company, the Surviving Corporation or their respective Subsidiaries). Accordingly, the Surviving Corporation and its Subsidiaries shall not have access to any such communications or to the files of Cleary Gottlieb relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Subsidiaries shall be a holder thereof, (b) to the extent that files of Cleary Gottlieb in respect of such engagement constitute property of the client, only the direct and indirect holders of Company Common Stock and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and (c) Cleary Gottlieb shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between Cleary Gottlieb and the Company or any of its Subsidiaries or otherwise.

Section 10.15 Release. As of the Closing, Parent, on its own behalf and on behalf of its Affiliates, the Company and its Affiliates (each, a “Releasing Person”), hereby releases and forever discharges each of the holders of shares of Company Common Stock and their respective Affiliates, successors and assigns, and each other Company Related Party (in each case, solely in their capacities as such) to the extent such holder of shares of Company Common Stock duly executes and delivers to Parent prior to the Closing a Letter of Transmittal containing a release of Parent and its Affiliates, including the Surviving Corporation and its Subsidiaries, successors and assigns and each other Parent Related Party (provided that the parties acknowledge and agree that such release shall not contain a release of any rights or obligations to the extent arising under any provision of this Agreement that survives the Closing in accordance with the last sentence of Section 10.8, the Stockholders Agreement and any other Contract entered into by Parent, on the one hand, and the Company, the Principal

Stockholder or any of their respective Affiliates, on the other hand, in connection with the Merger, including the Confidentiality Agreement, or any liability for fraud) (each, a “Released Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, which have been or could have been asserted against any Released Person, which any Releasing Person has or ever had, which arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Company and its Subsidiaries (each, a “Released Claim”); provided, that the parties acknowledge and agree that this Section 10.15 does not apply to and shall not constitute a release of any rights or obligations to the extent arising under any provision of this Agreement that survives the Closing in accordance with the last sentence of Section 10.8, the Stockholders Agreement and any other Contract entered into by Parent, on the one hand, and the Company, the Principal Stockholder or any of their respective Affiliates, on the other hand, in connection with the Merger, including the Confidentiality Agreement, or any liability for fraud.

Section 10.16 Non-Recourse. Notwithstanding anything in this Agreement to the contrary, the obligations and liabilities of the Company under this Agreement and all other obligations, liabilities, claims, losses, damages, or Proceedings (whether in law or in equity and whether based on contract, in tort or otherwise) of or against the Company that may be based on, arise out of or relate to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, may only be made against the Company in its capacity as a party to this Agreement and will be without recourse of any kind to any former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, management companies, directors, officers, employees, general or limited partners, members, managers, trustees, attorneys, agents, Representatives or Affiliates of the Company or any heir, executor, administrator, successor or assign of any of the foregoing, or any former, current or future direct or indirect stockholder, equity holder, controlling person, portfolio company, management company, director, officer, employee, general or limited partner, member, manager, trustee, attorney, agent, Representative or Affiliate of any of the foregoing or any heir, executor, administrator, successor or assign of any of the foregoing (other than, in each case, the Company and its Subsidiaries) (each of the foregoing, a “Company Related Party”). Notwithstanding anything in this Agreement to the contrary, the obligations and liabilities of Parent under this Agreement and all other obligations, liabilities, claims, losses, damages, or Proceedings (whether in law or in equity and whether based on contract, in tort or otherwise) of or against Parent that may be based on, arise out of or relate to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, may only be made against Parent and will be without recourse of any kind to any former, current or future direct or indirect stockholders, equity holders, controlling persons, management companies, directors, officers, employees, general or limited partners, members, managers, trustees, attorneys, agents, Representatives or Affiliates of Parent or any heir, executor, administrator, successor or assign of any of the foregoing, or any former, current or future direct or indirect stockholder, equity holder, controlling person, management company, director, officer, employee, general or limited partner, member, manager, trustee, attorney, agent, Representative or Affiliate of any of the foregoing or any heir, executor, administrator, successor or assign of any of the foregoing (other than, in each case, Parent and its Subsidiaries) (each of the foregoing, a “Parent Related Party”).

Section 10.17 DISCLAIMER.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE: (A) THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN ARTICLE V AND THE REPRESENTATIONS AND WARRANTIES OF PARENT EXPRESSLY SET FORTH IN ARTICLE VI, AS APPLICABLE, ARE AND SHALL CONSTITUTE THE SOLE AND

EXCLUSIVE REPRESENTATIONS AND WARRANTIES MADE WITH RESPECT TO THE COMPANY AND ITS SUBSIDIARIES AND PARENT AND ITS SUBSIDIARIES, AS APPLICABLE, IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND (B) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (A) ABOVE, (I) NONE OF THE COMPANY, ITS SUBSIDIARIES, ANY COMPANY RELATED PARTY OR ANY OTHER PERSON HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES AND (II) NONE OF PARENT, ITS SUBSIDIARIES, ANY PARENT RELATED PARTY OR ANY OTHER PERSON HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF PARENT AND ITS SUBSIDIARIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V AND ARTICLE VI, AS APPLICABLE, ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES OR THE BUSINESS OR THE ASSETS OF PARENT AND ITS SUBSIDIARIES, AS APPLICABLE, ARE HEREBY EXPRESSLY DISCLAIMED. EACH PARTY REPRESENTS, WARRANTS, COVENANTS AND AGREES, ON BEHALF OF THEMSELVES AND THE COMPANY RELATED PARTIES OR THE PARENT RELATED PARTIES, AS THE CASE MAY BE, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, THEY ARE NOT RELYING UPON, AND HAVE NOT BEEN INDUCED BY, ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AS SET FORTH IN ARTICLE V AND PARENT AS SET FORTH IN ARTICLE VI, AS APPLICABLE, AND THAT PARENT AND MERGER SUB SHALL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES AND THEIR RESPECTIVE ASSETS AND THAT THE HOLDERS OF THE SHARES OF COMPANY COMMON STOCK SHALL ACQUIRE SHARES OF PARENT COMMON STOCK WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS AND “WITH ALL FAULTS”.

Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by (i) Parent and Merger Sub, on behalf of themselves and the Parent Related Parties, that any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by or on behalf of the Company, any of the Subsidiaries of the Company or any Company Related Party, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article V hereof as a representation and warranty by (and only by) the Company and (ii) the Company, on behalf of itself and the Company Related Parties, that any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by or on behalf of Parent or any Parent Related Party, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article VI hereof as a representation and warranty by (and only by) Parent.

Section 10.18 Due Diligence Review. Each party acknowledges, covenants and agrees, on behalf of itself and its Affiliates: (a) that it has completed to its satisfaction its own due diligence investigation, and based thereon, formed its own independent judgment with respect to the other party and its respective Subsidiaries; (b) that it has been furnished with or given full access to such documents and information about the other party and its respective Subsidiaries and their respective businesses and operations as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (c) that in entering into this Agreement, it has relied solely upon its own investigation and analysis and the representations and warranties of the other party expressly contained in Article V or Article VI, as applicable; and (d) that (x) other than the representations and warranties of the other party expressly contained in Article V or Article VI, as applicable, no representation or warranty has been or is being made by any party or any other Person as to the accuracy or completeness of any of the information provided or made available to any of the other parties or any of their respective Representatives and (y) that there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, each party is familiar with such uncertainties, each party is taking full responsibility for making its own evaluations of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and other materials or information that may have been delivered or made available to it or any of its Representatives, neither party nor any of its Affiliates has relied or will rely on such information, and neither party will assert, and will use its reasonable best efforts to cause its respective Affiliates not to assert, any claims against any other party or the Company Related Parties or the Parent Related Parties, as applicable, with respect thereto.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

ZIMMER HOLDINGS, INC.

By:	/s/ David C. Dvorak
Name:	David C. Dvorak
Title:	President and Chief Executive Officer

OWL MERGER SUB, INC.

By:	/s/ David C. Dvorak
Name:	David C. Dvorak
Title:	President

LVB ACQUISITION, INC.

By:	/s/ Jeffrey R. Binder
Name:	Jeffrey R. Binder
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of April 24, 2014, by and among Zimmer Holdings, Inc., a Delaware corporation (“Parent”), LVB Acquisition Holding, LLC (“LVB Holding”) and the other Persons whose names appear on the signature pages hereto (LVB Holding and each such Person, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

A. On April 24, 2014, LVB Acquisition, Inc., a Delaware corporation (the “Company”), Owl Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity and an indirect wholly owned subsidiary of Parent (the “Merger”).

B. The Stockholders agree to enter into this Agreement with respect to all common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and all membership units of LVB Holding (the “Holding Membership Units”) that the Stockholders own, beneficially (as defined in Rule 13d-3 under the Securities Exchange Act) or of record, and any additional shares of Company Common Stock, Holding Membership Units or other equity securities of the Company or LVB Holding that such Stockholders may hereinafter acquire.

C. The Stockholders are the owners of, and have either sole or shared voting power over, such number of shares of Company Common Stock and Holding Membership Units as are indicated opposite each of their names on Schedule A attached hereto.

D. Parent desires that the Stockholders agree, and the Stockholders are willing to agree, on terms and conditions set forth herein, not to Transfer (as defined below) any of their Company Common Stock or Holding Membership Units, and to vote all of their shares of Company Common Stock in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Competing Transaction” means (a) any acquisition of the Company, LVB Holding or any of their respective Subsidiaries by another Person (other than by (i) Parent or any of its Subsidiaries or (ii) the Company or any of its other Subsidiaries), (b) any merger, consolidation or other business combination with or involving the Company, LVB Holding or any of their respective Subsidiaries (other than any such merger, consolidation or other business combination with or involving the Company, LVB Holding or any of their respective Subsidiaries and (i) Parent or any of its Subsidiaries or (ii) the Company or any of its other Subsidiaries), or (c) any acquisition of any material assets or shares of capital stock or other equity securities of the Company, LVB Holding or any of their respective Subsidiaries (other than pursuant to any benefit plans or existing contract or in connection with the exercise of options or awards exercisable for shares of Company Common Stock or Holding Membership Units) or any grant of an exclusive license of any material intellectual property of the Company or any of its Subsidiaries, in each case, by or to another Person (other than (i) Parent or any of its Subsidiaries or (ii) the Company or any of its other Subsidiaries).

“LLC Agreement” means the Amended and Restated Limited Liability Company Operating Agreement of LVB Acquisition Holding, LLC dated as of September 27, 2007.

“Other Agreements” means the LLC Agreement and those agreements referred to in Section 5.5 hereof (other than this Agreement and the Merger Agreement).

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof.

“Transfer” shall mean any direct or indirect sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, or entry into any Contract with respect to any sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer, of any Company Common Stock or Holding Membership Units (or any security convertible or exchangeable into Company Common Stock or Holding Membership Units) or interest in any Company Common Stock or Holding Membership Units, excluding, for the avoidance of doubt, entry into this Agreement and the Stockholders Agreement.

2. Agreement to Retain the Company Common Stock and the Holding Membership Units.

2.1 No Transfer and Encumbrance of Company Common Stock or Holding Membership Units. Until the Expiration Time, each Stockholder agrees, with respect to any Company Common Stock, Holding Membership Units and other equity securities of the Company or LVB Holding currently or hereinafter owned by such Stockholder, not to (a) Transfer any such Company Common Stock, Holding Membership Units or equity securities (or any rights to acquire any securities or equity interests of the Company or LVB Holding) or (b) deposit any such Company Common Stock, Holding Membership Units or equity securities into a voting trust or enter into a voting agreement with respect to such Company Common Stock, Holding Membership Units or equity securities or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement); provided that any Stockholder may Transfer any such Holding Membership Units to any Affiliate of such Stockholder if the transferee of such Holding Membership Units evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Stockholder.

2.2 Additional Purchases. Each Stockholder agrees that any Company Common Stock, Holding Membership Units and other equity securities of the Company or LVB Holding that such Stockholder purchases or otherwise hereinafter acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Time (as applicable, the “New Company Common Stock” or “New Holding Membership Units”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Company Common Stock or the Holding Membership Units, as the case may be.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Company Common Stock, New Company Common Stock, Holding Membership Units or New Holding Membership Units in violation of this Section 2 shall, to the fullest extent permitted by Applicable Law, be null and void ab initio.

3. Agreement to Consent and Approve.

3.1 Hereafter until the Expiration Time, each Stockholder agrees to (a) promptly following receipt by such Stockholder of a registration statement on Form S-4 in connection with the issuance of the shares of Parent Common Stock in the Merger, in which a consent solicitation statement of the Company with respect to the solicitation of consents from the Company’s stockholders with respect to the Company Stockholder Approval is included as a prospectus (the “Form S-4”), which Form S-4 has been declared effective under the Securities Act by the SEC, such Stockholder shall execute and deliver a written consent adopting the Merger Agreement and approving the Merger, substantially in the form attached hereto as Exhibit A, and (b) thereafter not revoke, withdraw or repudiate such written consent. Such written consent shall be coupled with an interest and, prior to the Expiration Time, shall be irrevocable. No Stockholder shall enter into any tender, voting or other agreement, or grant a proxy or power of attorney, with respect to the Company Common Stock or New Company Common Stock that is inconsistent with this Agreement or otherwise take any other action with respect to the Company Common Stock or New Company Common Stock that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby, including the approval of the Merger and the consummation of the Merger.

3.2 At any meeting of the stockholders of the Company, or at any postponement or adjournment thereof, called to seek the affirmative vote of the holders of the outstanding shares of Company Common Stock to adopt the Merger Agreement or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement is sought, each Stockholder shall vote (or cause to be voted) all shares of Company Common Stock currently or hereinafter owned by such Stockholder in favor of the foregoing.

3.3 Hereafter until the Expiration Time, at any meeting of the stockholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which any Stockholder’s vote, consent or other approval (including by written consent) is sought, each Stockholder shall vote (or cause to be voted) all shares of Company Common Stock or all Holding Membership Units, as the case may be, currently or hereinafter owned by such Stockholder against and withhold consent with respect to (a) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of all or substantially all of the assets, tender offer, exchange offer, reorganization, recapitalization, dissolution, liquidation or winding up of, by or involving the Company or LVB Holding, and (b) any Competing Transaction. No Stockholder shall commit or agree to take any action inconsistent with the foregoing that would be effective prior to any termination of this Agreement.

4. Agreement Not to Exercise Appraisal Rights; Litigation. The Stockholders shall not exercise, and hereby irrevocably and unconditionally waive, any statutory rights (including under Section 262 of the DGCL) to demand appraisal of any shares of Company Common Stock that may arise in connection with the Merger or the Merger Agreement. Each Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Parent as follows:

5.1 Due Authority. Such Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Applicable Law affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

5.2 Ownership of the Company Common Stock and the Holding Membership Units. As of the date hereof, such Stockholder is the owner of the shares of Company Common Stock and the Holding Membership

Units indicated on Schedule A hereto opposite such Stockholder’s name, free and clear of any and all Encumbrances, other than those created by this Agreement or as disclosed on Schedule A. Such Stockholder has and will have until the Expiration Time either sole or shared voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Agreement and power to agree to all of the matters applicable to such Stockholder set forth in this Agreement, in each case, over all shares of Company Common Stock and all Holding Membership Units currently or hereinafter owned by such Stockholder. As of the date hereof, such Stockholder does not own any capital stock or other voting securities of the Company or LVB Holding other than the shares of Company Common Stock and the Holding Membership Units set forth on Schedule A opposite such Stockholder’s name. As of the date hereof, such Stockholder does not own any rights to purchase or acquire any shares of capital stock or other equity securities of the Company or LVB Holding except as set forth on Schedule A opposite such Stockholder’s name or pursuant to the Other Agreements.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of the obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not: (i) conflict with or violate any Applicable Law applicable to such Stockholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, certificate of incorporation, articles of association, by laws, operating agreement or similar formation or governing documents and instruments of such Stockholder, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the shares of Company Common Stock owned by such Stockholder pursuant to any Contract to which such Stockholder is a party or by which such Stockholder is bound, except, in the case of clause (i) or (iii), as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other Person is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

5.4 Absence of Litigation. As of the date hereof, there is no legal Proceeding pending against, or, to the knowledge of such Stockholder, threatened against such Stockholder that could reasonably be expected to materially impair the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

5.5 Absence of Other Voting Agreement. Except for this Agreement and the Merger Agreement, and, as applicable, the Management Stockholders’ Agreement for Senior Executives, dated as of September 13, 2007, by and among the Company and the stockholders party thereto, the Management Stockholders’ Agreement, dated as of November 6, 2007, by and among the Company and the stockholders party thereto, the Stockholders Agreement, dated as of April 25, 2008, by and among the Company and the stockholders party thereto, and the Management Stockholders’ Agreement for Sales Representatives, dated as of December 5, 2008, by and among the Company and the stockholders party thereto, such Stockholder has not: (i) entered into any voting agreement, voting trust or similar agreement with respect to any Company Common Stock or other equity securities of the Company owned by such Stockholder, or (ii) granted any proxy, consent or power of attorney with respect to any Company Common Stock or other equity securities of the Company owned by such Stockholder (other than as contemplated by this Agreement.

6. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time.

7. Fiduciary Duties. The covenants and agreements set forth herein shall not prevent any of the Stockholders’ designees serving on the board of directors of the Company from taking any action, subject to the provisions of the Merger Agreement, while acting in such designee’s capacity as a director of the Company. Each Stockholder is entering into this Agreement solely in its capacity as the owner of such Stockholder’s shares of Company Common Stock.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Stockholders’ shares of Company Common Stock. All rights, ownership and economic benefits of and relating to the Stockholders’ shares of Company Common Stock shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the shares of Company Common Stock, except as otherwise provided herein.

9. Exclusivity. Each Stockholder shall, and shall use its reasonable best efforts to cause its Affiliates and its and their respective Representatives to immediately cease (a) any and all discussions or negotiations with any Person (other than Parent and its Affiliates, the Company and its Affiliates, the other Stockholders and its and their respective Representatives) regarding a Competing Transaction, (b) furnishing to any Person (other than Parent and its Affiliates, the Company and its Affiliates, the other Stockholders and its and their respective Representatives) any information with respect to a Competing Transaction and (c) cooperating with, assisting in, participating in, facilitating or encouraging a Competing Transaction. Until such time, if any, as this Agreement is terminated pursuant to the terms hereof, each Stockholder agrees that it shall not, and shall use its reasonable best efforts to cause its Affiliates and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of an offer or proposal regarding any Competing Transaction or (ii) engage in any negotiations concerning, or enter into any agreement regarding a Competing Transaction or otherwise knowingly facilitate a Competing Transaction.

10. Miscellaneous.

10.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Merger and the other transactions contemplated by this Agreement are fulfilled to the extent possible.

10.2 Assignment. No Stockholder may assign any of its rights or obligations under this Agreement without the prior written consent of Parent. Any assignment contrary to the provision of this Section 10.2 shall be null and void.

10.3 Amendments and Modifications. This Agreement may not be amended, altered or modified except by written instrument executed by the parties hereto.

10.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery (or if such court finds it lacks subject matter jurisdiction, the federal or other state courts) located in Wilmington, Delaware, and any appellate court therefrom, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if they are: (a) delivered in person, (b) transmitted by facsimile (deemed given upon confirmation of receipt), (c) delivered by an express courier (deemed given upon receipt of proof of delivery) or (d) delivered by e-mail to a party at its e-mail address listed below (deemed given upon confirmation of receipt by non-automated reply e-mail from the recipient) (or to such other person or at such other facsimile or address as such party shall deliver to the other party by like notice):

(i) if to any Stockholder, to the address set forth for such party on Schedule A (in the case of LVB Holding) and on Schedule B (in respect of the other Stockholders)

with a concurrent copy to (which shall not be considered notice):

	Name:	Cleary Gottlieb Steen & Hamilton LLP
	Address:	One Liberty Plaza, 45th Floor New York, NY 10006-1470
	Attention:	Robert P. Davis, Esq.
	Email:	rdavis@cgsh.com

(ii)	if to Parent, to:

	Name:	Zimmer Holdings, Inc.
	Address:	345 East Main Street
Warsaw, IN 46580
	Fax:	(574) 372-4392
	Attention:	Chad F. Phipps, Senior Vice President, General Counsel & Secretary
	Email:	Chad.Phipps@zimmer.com

with a concurrent copy to (which shall not be considered notice):

	Name:	White & Case LLP
	Address:	1155 Avenue of the Americas
New York, NY 10036
	Fax:	(212) 354-8113
	Attention:	Morton A. Pierce and Chang-Do Gong
	Email:	mpierce@whitecase.com; cgong@whitecase.com

10.6 APPLICABLE LAW; JURISDICTION OF DISPUTES. THIS AGREEMENT AND ALL MATTERS ARISING OUT OF OR RELATING HERETO, INCLUDING ITS VALIDITY, CONSTRUCTION AND INTERPRETATION, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE LAWS AS TO CHOICE OR CONFLICT OF LAWS. EACH PARTY TO THIS AGREEMENT, BY ITS EXECUTION HEREOF, (I) HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY IN THE STATE OF DELAWARE (OR IF SUCH COURT FINDS IT LACKS SUBJECT MATTER JURISDICTION, THE FEDERAL OR OTHER STATE COURTS) LOCATED IN WILMINGTON, DELAWARE, AND ANY APPELLATE COURT THEREFROM, FOR THE PURPOSE OF ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RELATING THERETO, (II) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, HEREBY WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION THAT IT IS NOT SUBJECT TO THE PERSONAL JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION BY REASON OF A LACK OF PERSONAL JURISDICTION,

THAT ANY SUCH PROCEEDING BROUGHT IN ONE OF THE ABOVE-NAMED COURTS IS IMPROPER BY REASON OF A LACK OF PERSONAL JURISDICTION OR VENUE, OR THAT THIS AGREEMENT OR THE SUBJECT MATTER HEREOF MAY NOT BE ENFORCED IN OR BY SUCH COURT BY REASON OF A LACK OF PERSONAL JURISDICTION OR IMPROPER VENUE, AND (III) HEREBY AGREES NOT TO COMMENCE ANY ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OTHER THAN BEFORE ONE OF THE ABOVE-NAMED COURTS, NOR TO MAKE ANY MOTION OR TAKE ANY OTHER ACTION SEEKING OR INTENDING TO CAUSE THE TRANSFER OR REMOVAL OF ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION TO ANY COURT OTHER THAN ONE OF THE ABOVE-NAMED COURTS. EACH PARTY HEREBY CONSENTS TO AND ACCEPTS SERVICE OF PROCESS IN ANY SUCH PROCEEDING IN ANY MANNER PERMITTED BY DELAWARE LAW OR IF SERVED BY REGISTERED MAIL ADDRESSED TO IT AT ITS ADDRESS PROVIDED IN SECTION 10.5. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

10.7 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, CLAIM, CAUSE OF ACTION, SUIT OR PROCEEDING (IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES ACKNOWLEDGE THAT THIS SECTION 10.7 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT, AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.7 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, CLAIM, CAUSE OF ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE ANY OF THE WAIVERS CONTAINED IN THIS SECTION 10.7, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS AND (C) IT MAKES SUCH WAIVERS VOLUNTARILY.

10.8 Entire Agreement. This Agreement, including any Exhibit and Schedule which forms a part hereof, constitutes the entire understanding of the parties hereto with respect to the transactions contemplated hereby and the subject matter contained herein, and supersede all prior and contemporaneous agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

10.9 Counterparts. This Agreement may be executed in one or more counterparts (delivery of which may occur via facsimile or e-mail), each of which shall be binding as of the date first written above, and, when delivered, all of which shall constitute one and the same instrument. A facsimile signature or electronically scanned copy of a signature shall constitute and shall be deemed to be sufficient evidence of a party’s execution of this Agreement, without necessity of further proof. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

10.10 Effect of Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract between the parties hereto unless and until this Agreement is executed and delivered by all parties hereto.

10.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

10.13 Expenses. Except as otherwise set forth in the Merger Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense (or, in the case of the Stockholders, by the Company).

10.14 No Recourse. Notwithstanding anything in this Agreement to the contrary, the obligations and liabilities of a Stockholder under this Agreement and all other obligations, liabilities, claims, losses, damages, or Proceedings (whether in law or in equity and whether based on contract, in tort or otherwise) of or against a Stockholder that may be based on, arise out of or relate to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, may only be made against such Stockholder in its capacity as a party to this Agreement and will be without recourse of any kind to any Company Related Party (other than the Stockholders). In no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Company Related Party (other than the Stockholders). Notwithstanding anything in this Agreement to the contrary, the obligations and liabilities of Parent under this Agreement and all other obligations, liabilities, claims, losses, damages, or Proceedings (whether in law or in equity and whether based on contract, in tort or otherwise) of or against Parent that may be based on, arise out of or relate to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, may only be made against Parent and will be without recourse of any kind to any Parent Related Party. In no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Parent Related Party.

10.15 Other Stockholder Parties.

(a) Notwithstanding anything in this Agreement to the contrary, Parent acknowledges that certain of each Stockholder’s affiliates and other platforms trade securities and syndicated bank debt and originate loans (including the provision of debt financing for transactions similar to the transactions contemplated by the Merger Agreement) and nothing herein shall restrict the ability of such affiliates or platforms to trade securities and syndicated bank debt and originate loans in the ordinary course of business. In addition to, and without limitation of, the foregoing, notwithstanding anything in this Agreement to the contrary:

(i) (A) none of the provisions of this Agreement shall in any way limit the activities of Goldman, Sachs & Co. and its affiliates (other than the Goldman Sachs Entities party to this Agreement) relating to, and (B) Goldman, Sachs & Co. and its affiliates (other than the Goldman Sachs Entities party to this Agreement) may engage in, any brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities; and

(ii) none of the provisions of this Agreement shall in any way limit the activities of TPG Global, LLC, Kohlberg Kravis Roberts & Co., L.P., The Blackstone Group L.P. or any of their respective affiliates (other than the TPG Entities, the KKR Entities and the Blackstone Entities party to this Agreement, as applicable); provided that it shall be considered a breach of this Agreement if any affiliate of any of the TPG Entities, the KKR Entities or the Blackstone Entities, as applicable, takes any action at the direction or instruction of any of the TPG Entities, KKR Entities or TPG Entities, as applicable, that would be a breach of this Agreement if such action was taken directly by such TPG Entities, KKR Entities or Blackstone Entities, as applicable.

(b) For purposes of this Agreement:

(i) “Blackstone Entities” means Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., Blackstone Family Investment Partnership V L.P., Blackstone Family Investment Partnership V-SMD L.P., Blackstone Participation Partnership V L.P. and BCP V Co-Investors L.P.

(ii) “Goldman Sachs Entities” means GS Capital Partners VI Fund, L.P., GS Capital Partners VI GMBH & Co. KG, GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS LVB Co-Invest, L.P., Goldman Sachs BMET Investors, L.P., Goldman Sachs BMET Investors Offshore Holdings, L.P., GS PEP Bass Holdings, L.L.C., Goldman Sachs Private Equity Partners, 2004- Direct Investment Fund, L.P., Goldman Sachs Private Equity Partners, 2005- Direct Investment Fund, L.P. and Goldman Sachs Private Equity Partners IX- Direct Investment Fund, L.P.

(iii) “KKR Entities” means KKR Biomet, LLC.

(iv) “TPG Entities” means TPG Partners IV, L.P., TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG LVB Co-Invest LLC and TPG LVB Co-Invest II LLC.

In witness whereof, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

ZIMMER HOLDINGS, INC.

By:	/s/ David C. Dvorak
Name: David C. Dvorak
Title: President and Chief Executive Officer

[Signature page to Voting Agreement]

LVB ACQUISITION HOLDING, LLC

By:	/s/ Max C. Lin
Name: Max C. Lin
Title: Director

[Signature page to Voting Agreement]

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

By:	BMA V L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

BLACKSTONE CAPITAL PARTNERS V-AC L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

By:	BMA V L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

BCP V-S L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

By:	BMA V L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V L.P.

By:	BCP V Side-by-Side GP L.L.C., its General Partner

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

[Signature page to Voting Agreement]

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V-SMD L.P.

By:	Blackstone Family GP L.L.C., its General Partner

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

BLACKSTONE PARTICIPATION PARTNERSHIP V L.P.

By:	BCP V Side-by-Side GP L.L.C., its General Partner

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

BCP V CO-INVESTORS L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

By:	BMA V L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name: Chinh Chu
Title: Sr. Managing Director

[Signature page to Voting Agreement]

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GS VI Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

GS CAPITAL PARTNERS VI GMBH & CO. KG

By: GS Advisors VI, L.L.C., its Managing Limited Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By: GSCP VI Offshore Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

GS LVB CO-INVEST, L.P.

By:	GS LVB ADVISORS, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

[Signature page to Voting Agreement]

GOLDMAN SACHS BMET INVESTORS, L.P.

By:	GS BMET ADVISORS, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

GOLDMAN SACHS BMET INVESTORS OFFSHORE HOLDINGS, L.P.

By:	GS BMET OFFSHORE ADVISORS, INC., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

PEP BASS HOLDINGS LLC

By:	GSAM GEN-PAR, L.L.C., its Manager

By:	/s/ Jeanine Lee
Name: Jeanine Lee
Title: Authorized Person

PRIVATE EQUITY PARTNERS 2004 DIRECT INVESTMENT FUND LP

By:	GOLDMAN SACHS PEP 2004 DIRECT INVESTMENT ADVISORS, L.L.C., its General Partner

By:	/s/ Jeanine Lee
Name: Jeanine Lee
Title: Authorized Person

[Signature page to Voting Agreement]

PRIVATE EQUITY PARTNERS 2005 DIRECT INVESTMENT FUND LP

By:	GOLDMAN SACHS PEP 2005 DIRECT INVESTMENT ADVISORS, L.L.C., its General Partner

By:	/s/ Jeanine Lee
Name: Jeanine Lee
Title: Authorized Person

PRIVATE EQUITY PARTNERS IX DIRECT LP

By:	GOLDMAN SACHS PEP IX DIRECT INVESTMENT ADVISORS, L.L.C., its General Partner

By:	/s/ Jeanine Lee
Name: Jeanine Lee
Title: Authorized Person

[Signature page to Voting Agreement]

KKR BIOMET, LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Vice President

[Signature page to Voting Agreement]

TPG PARTNERS IV, L.P.

By:	TPG GenPar IV, L.P., its General Partner
By:	TPG GenPar IV Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its General Partner
By:	TPG GenPar V Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG FOF V-A, L.P.

By:	TPG GenPar V, L.P., its General Partner
By:	TPG GenPar V Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG FOF V-B, L.P.

By:	TPG GenPar V, L.P., its General Partner
By:	TPG GenPar V Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature page to Voting Agreement]

TPG LVB CO-INVEST LLC

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG LVB CO-INVEST II LLC

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature page to Voting Agreement]

Annex C

STOCKHOLDERS AGREEMENT

April 24, 2014

Schedules and Exhibits

Schedule I	Existing Shares

Exhibit A	Form of Joinder

Exhibit B	Designated Entities

Exhibit C	Principal Stockholder and Sponsor Notice

This STOCKHOLDERS AGREEMENT (this “Agreement”) is dated as of April 24, 2014, by and among (i) Zimmer Holdings, Inc., a Delaware corporation (the “Company”), (ii) LVB Acquisition Holding, LLC, a Delaware limited liability company (the “Principal Stockholder”), and each of the other Persons whose name appears on the signature pages hereto and any Person who becomes a party pursuant to Section 2.1(b)(i) or Section 2.1(b)(ii) hereof. For the avoidance of doubt, this Agreement shall not be binding upon, or otherwise affect the rights of, the Bank Members.

RECITALS

WHEREAS, concurrently with the execution of this Agreement, the Company, Owl Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“Merger Sub”), and LVB Acquisition, Inc., a Delaware corporation (“LVB”), are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will be merged with and into LVB (the “Merger”), with LVB continuing as the surviving company and an indirect wholly owned subsidiary of the Company, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, each share of outstanding common stock of LVB, par value $0.01 per share (the “LVB Common Stock”), shall be converted in the Merger into the right to receive (i) shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and (ii) cash, in each case, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, the Principal Stockholder is expected to receive shares of Company Common Stock (the shares of Company Common Stock received by the Principal Stockholder in the Merger, the “Shares”) representing, in the aggregate, approximately sixteen percent (16%) of the issued and outstanding shares of Company Common Stock, after giving effect to the issuance of such Shares;

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and Merger Sub have requested that the Principal Stockholder and the Sponsors enter into this Agreement; and

WHEREAS, each of the Company, the Principal Stockholder and the Sponsors hereto wishes to set forth in this Agreement certain terms and conditions regarding the Principal Stockholder’s ownership of the Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties agree as follows:

ARTICLE I

GOVERNANCE

1.1 Composition of the Board of Directors at the Closing. On or prior to the Closing Date, (i) the Company’s board of directors (the “Board”) shall take all action necessary and appropriate (including by amending the bylaws of the Company, if necessary) to cause the number of directors on the Board to be increased by two (2) and (ii) the Board shall appoint two individuals selected by the Sponsors.

1.2 Continuing Composition of the Board of Directors.

(a) Following the Closing, subject to the other provisions of this Section 1.2 and Section 1.3, at each annual or special meeting of the stockholders of the Company at which directors are to be elected to the Board, the Company will nominate and use its reasonable best efforts (which shall, subject to Applicable Law, include the inclusion in any proxy statement prepared, used, delivered or publicly filed by the Company to solicit the vote of its stockholders in connection with any such meeting the recommendation of the Board that stockholders of the Company vote in favor of the slate of directors, including the Principal Stockholder Designee(s)) to cause the stockholders of the Company to elect to the Board a slate of directors which includes, prior to a Principal Stockholder Rights Termination Event, the Principal Stockholder Designee(s).

(b) Upon reasonable prior written notice by the Company, the Principal Stockholder shall notify the Company of the identity of the proposed Principal Stockholder Designee(s) in writing, by the time such information is reasonably requested by the Board or the Corporate Governance Committee for inclusion in a proxy statement for a meeting of stockholders of the Company (which time shall be concurrent with the request for such information from and otherwise consistent with the request for such information from the other nominees), together with all information about the proposed Principal Stockholder Designee(s) as shall be reasonably requested by the Board or the Corporate Governance Committee and of the type of information requested by the Board or the Corporate Governance Committee of any other person nominated for election to the Board (including, at a minimum, any information regarding the proposed Principal Stockholder Designee(s) to the extent required by applicable securities laws or for any other person nominated for election to the Board).

(c) Subject to Section 1.2(b) and Section 1.3, so long as no Principal Stockholder Rights Termination Event has occurred and except in furtherance of any adjustment in the total number of Principal Stockholder Designee(s) as contemplated in the definition thereof, in the event of the death, disability, removal or resignation of any Principal Stockholder Director(s), the Board will promptly appoint as a replacement Principal Stockholder Director(s), the Principal Stockholder Designee(s) designated by the Principal Stockholder to fill the resulting vacancy, and such individual(s) shall then be deemed a Principal Stockholder Director(s) for all purposes hereunder; provided, that, for the avoidance of doubt and notwithstanding anything to the contrary contained herein (but subject to, and without limitation of, the immediately following proviso), without limiting the rights of the Principal Stockholder under this Section 1.2 with respect to subsequent annual or special meetings of the stockholders of the Company at which directors are to be elected to the Board, neither the Company nor the Board shall be under any obligation to appoint any Principal Stockholder Director(s) to the Board in the event of the failure of a Principal Stockholder Designee(s) to be elected to the Board at any annual or special meeting of the stockholders of the Company at which such Principal Stockholder Designee(s) stood for election but was nevertheless not elected; provided, that in the event any such Principal Stockholder Designee is not elected to the Board then the Company shall appoint a replacement Principal Stockholder Designee to the Board. So long as no Principal Stockholder Rights Termination Event has occurred and except in furtherance of any adjustment in the total number of Principal Stockholder Designee(s) as contemplated in the definition thereof, the Board shall not seek the removal of any Principal Stockholder Director(s) without the prior written consent of the Principal Stockholder, unless such Principal Stockholder Director(s) is no longer eligible for designation as a member of the Board pursuant to Section 1.3; in which case the Board shall appoint a replacement Principal Stockholder Director(s) the Principal Stockholder Designee(s) designated by the Principal Stockholder.

(d) In furtherance of any adjustment in the total number of Principal Stockholder Designee(s) as contemplated in the definition thereof, in the event that the definition of Principal Stockholder Designee(s) provides for the reduction in the number of Principal Stockholder Designee(s), the Principal Stockholder shall cause the applicable number of Principal Stockholder Director(s) to resign as promptly as reasonably practicable following such reduction.

(e) The Company will at all times provide each Principal Stockholder Director(s) (in his or her capacity as a member of the Board) with the same rights to indemnification, including by entering into an indemnification agreement with each Principal Stockholder Director in a form substantially similar to the Company’s form director indemnification agreement, and exculpation that it provides to the other members of the Board. The Company acknowledges and agrees that any such obligations to indemnify or advance expenses to each Principal Stockholder Director and/or any recovery of each Principal Stockholder Director under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of its Subsidiaries, in each case, in his or her capacity as such, for the matters covered by such indemnification obligations and/or directors’ and officers’ liability insurance and fiduciary liability insurance, as applicable, shall be the primary source of indemnification, advancement and recovery of such Principal Stockholder Director in connection therewith, and any obligation on the part of any Investor Indemnitor under any Investor Indemnification Agreement to indemnify or advance expenses to such Principal Stockholder Director or recovery any such Principal Stockholder Director may have under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the corresponding Principal Stockholder Investor or any of its respective Investment Funds or Affiliates shall, in each case, be secondary to the Company’s obligation and shall be reduced by any amount that such Principal Stockholder Director may collect as indemnification or advancement from the Company and any amount such Principal Stockholder Director may collect under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or any of its Subsidiaries. In the event that the Company fails to indemnify or advance expenses to the Principal Stockholder Director(s) as required by such indemnification obligations and this Agreement (such unpaid amounts, the “Unpaid Indemnitee Amounts”), and any Investor Indemnitor makes any payment to such Principal Stockholder Director in respect of indemnification or advancement of expenses under any Investor Indemnification Agreement on account of such Unpaid Indemnitee Amounts, such Investor Indemnitor shall be subrogated to the rights of such Principal Stockholder Director under this Agreement in respect of such Unpaid Indemnitee Amounts.

1.3 Objection to Principal Stockholder Designee(s). Notwithstanding the provisions of this Article I, the Principal Stockholder will not be entitled to designate any Principal Stockholder Designee(s) to the Board pursuant to this Article I in the event that the Board reasonably determines that (a) the election of such Principal Stockholder Designee(s) to the Board would cause the Company to not be in compliance with Applicable Law or (b) such Principal Stockholder Designee(s) has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any order, decree or judgment of any Governmental Authority prohibiting service as a director of any public company or (c) such Principal Stockholder Designee(s) is not reasonably acceptable to the Board or Corporate Governance Committee . In any such case described in clauses (a), (b) or (c) of the immediately preceding sentence, the Principal Stockholder will withdraw the designation of such proposed Principal Stockholder Designee(s) and, so long as no Principal Stockholder Rights Termination Event has occurred, be permitted to designate a replacement(s) therefor (which replacement Principal Stockholder Designee(s) will also be subject to the requirements of this Section 1.3).

1.4 No Adverse Action; Voting Agreement.

(a) Until the occurrence of any Principal Stockholder Rights Termination Event, without the prior written consent of the Principal Stockholder, except as required by Applicable Law, the Company shall not take any action to cause the amendment of its charter or bylaws or corporate governance policies such that any of the Principal Stockholder’s rights under this Article I would not be given full effect; provided, that, for the avoidance of doubt, the foregoing shall not prohibit any increase or decrease in the size of the Board to the extent such decrease does not affect the Principal Stockholder’s rights to designate a Principal Stockholder Designee(s) to the Board.

(b) Until six (6) months after the date there is no Principal Stockholder Director(s) serving as a director on the Board (and the Principal Stockholder either no longer having any rights under this Article I to designate any Principal Stockholder Designee(s) to serve on the Board or irrevocably waiving any such rights), each Principal Stockholder Investor agrees to cause each Voting Security Beneficially Owned by it to be voted by proxy (returned sufficiently in advance of the deadline for proxy voting for the Company to have the reasonable opportunity to verify receipt) mailed to the stockholders of the Company in connection with the solicitation of any proxy (including, if applicable, through the execution of one or more written consents if stockholders of the Company are requested to vote through the execution of an action by written consent in lieu of any such annual or special meeting of stockholders of the Company): (x) in favor of all those persons nominated to serve as directors of the Company by the Board or the Corporate Governance Committee, (y) in favor of the removal of any Principal Stockholder Director(s) in furtherance of any adjustment in the total number of Principal Stockholder Designee(s) as contemplated in the definition thereof and (z) with respect to any other action, proposal or other matter to be voted upon by the stockholders of the Company (including through action by written consent), in accordance with the recommendation of the Board (but only so long as such recommendation is not inconsistent with (A) the vote of any of the Principal Stockholder Director(s) with respect to the action, proposal or other matter recommended by the Board or (B) the rights of the Principal Stockholders, the Sponsors or their Permitted Transferees under this Agreement); provided, however, that, notwithstanding anything in this Agreement to the contrary, following the occurrence of a Principal Stockholder Rights Termination Event pursuant to clause (a) of the definition of such term, this Section 1.4(b) shall immediately cease to apply to the Principal Stockholder Investors upon such date as there is no Principal Stockholder Director(s) serving as a director on the Board.

1.5 Termination of Rights. Immediately upon the occurrence of any Principal Stockholder Rights Termination Event, all obligations of the Company with respect to the Principal Stockholder and any Principal Stockholder Director(s) or Principal Stockholder Designee(s) pursuant to this Article I shall forever terminate and, unless otherwise consented to by a majority of the members of the Board (excluding the Principal Stockholder Director(s) with respect to which such Principal Stockholder Rights Termination Event has occurred), the Principal Stockholder shall cause the Principal Stockholder Director(s) to immediately resign from the Board.

1.6 Information Rights.

(a) Subject to Section 1.6(b), prior to a Principal Stockholder Rights Termination Event, (i) the Company will prepare and provide, or cause to be prepared and provided, to the Principal Stockholder Director(s) (in his or her capacity as such), if any, any information, and access to any information, relating to the management, operations and finances of the Company and its Subsidiaries as and when provided to non-management directors of the Company and (ii) the Company and its Subsidiaries will give notice of each meeting of any committee of the Board (at the same time such notice is provided to any committee member) to Principal Stockholder Director(s), provide all information provided to members of each such committee simultaneously to the Principal Stockholder Director(s) and permit the Principal Stockholder Director(s) to attend all such committee meetings as an observer.

(b) In furtherance of and not in limitation of any other similar agreement such party or any of its Affiliates or its or their respective Representatives may have with the Company or its Subsidiaries or other Persons, each of the Principal Stockholder Investors hereby agrees that all Confidential Information with respect to the Company and its Subsidiaries and its and their respective businesses, finances and operations shall be kept confidential by such Principal Stockholder Investor and its Affiliates and its and their respective Representatives, shall not be disclosed by any such Person in any manner whatsoever, except as permitted by this Section 1.6(b) and shall not be used for any purpose other than as expressly permitted by this Agreement. Any Confidential Information may be disclosed:

(i) by a Principal Stockholder Investor (w) to each other Principal Stockholder Investor and each other Principal Stockholder Investor’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof), (x) to any of its Affiliates and such Principal Stockholder Investor’s or such Affiliate’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof) and (y) in the case of any Principal Stockholder Investor that is a limited partnership, limited liability company or other investment vehicle, to any current or prospective direct or indirect general partner, limited partner, member, equityholder or management company of such Principal Stockholder Investor or any former direct or indirect general partner, limited partner, member, equityholder or management company which retained an economic interest in such Principal Stockholder Investor (or any employee, attorney, accountant, consultant, banker or financial advisor or representative of any of the foregoing) (each of the Persons described in clause (y), collectively, “Principal Stockholder Investor Related Persons” and each of the Persons described in clauses (x) and (y), (but, for the avoidance of doubt, not those described in clause (w)) collectively, for purposes of this Section 1.6(b) and the definition of Confidential Information, “Representatives”), in each case, solely if and to the extent any such Affiliate or Representative needs to be provided such Confidential Information to assist such Principal Stockholder Investor in evaluating or reviewing its existing or prospective direct or indirect investment in the Company, including in connection with the disposition thereof, and each such Affiliate or Representative shall be deemed to be bound by the provisions of this Section 1.6(b) and such Principal Stockholder Investor shall be responsible for any breach of this Section 1.6(b) by any such Affiliate or Representative;

(ii) by a Principal Stockholder Investor or any of its Representatives to the extent the Company consents in writing;

(iii) by a Principal Stockholder Investor or any Principal Stockholder Investor Related Person or any of their respective Representatives to a potential Transferee (so long as such Transfer is permitted hereunder); provided, that such Transferee agrees to be bound by the provisions of this Section 1.6(b) (or a confidentiality agreement having restrictions substantially similar to this Section 1.6(b)) and such Principal Stockholder Investor shall be responsible for any breach of this Section 1.6(b) (or such confidentiality agreement) by any such Transferee and, in any case, such Principal Stockholder Investor shall remain liable for any breach of any such provisions by such Transferee; and

(iv) by a Principal Stockholder Investor or its Affiliates or its or their respective Representatives to the extent that such Principal Stockholder Investor, Affiliate or Representative has received advice from its counsel (including in-house counsel) that it is legally compelled to do so or is required to do so to comply with Applicable Law or legal process or any request by or from Governmental Authority or the rules of any securities exchange or the rules and regulations of any SRO; provided, that, prior to making such disclosure, such Person uses reasonable best efforts to preserve the confidentiality of the Confidential Information to the extent permitted by Applicable Law, including, to the extent reasonably practicable and permitted by Applicable Law, (A) consulting with the Company regarding such disclosure and (B) if reasonably requested by the Company, assisting the Company, at the Company’s expense, in seeking a protective order to limit the scope of or prevent the requested disclosure; provided, further, that such Principal Stockholder Investor, Affiliate or Representative uses reasonable best efforts to disclose only that portion of the Confidential Information as is requested by the applicable Governmental Authority or as is, based on the advice of its counsel (including in-house counsel), legally required or compelled.

Notwithstanding anything to the contrary herein, without limiting any such Principal Stockholder Director’s fiduciary duties under Applicable Law, each of the parties hereto hereby consents to each Principal Stockholder Director sharing any information such Principal Stockholder Director (in his or her capacity as such) receives from the Company with the respective officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors of any Sponsor, any of the Sponsor’s respective Investment Funds or any of their respective Affiliates (other than any portfolio companies thereof), in each case, who shall be deemed to be bound by the provisions of this Section 1.6(b) (or, at the election of such relevant Sponsor, to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 1.6(b)) (and the relevant Sponsor shall also remain responsible for any breach of such provisions, or such other agreements or obligations, as applicable, by any such Sponsor’s Affiliates, Investment Funds, officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors, but shall not, for the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, be responsible for the breach of any other Sponsor or such other Sponsor’s Affiliates,

Investment Funds, officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors), for the internal use by the Sponsors, any of the Sponsors’ respective Investment Funds or any of their respective Affiliates of any such information, subject, however, to (x) the Sponsors, any of the Sponsors’ respective Investment Funds or any of their respective Affiliates maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of the Company in violation of Applicable Law and (y) compliance by the Sponsors, any of the Sponsors’ respective Investment Funds or any of their respective Affiliates with the confidentiality provisions set forth in this Section 1.6(b).

1.7 Protection of Confidential Information. In order to induce the Company to enter into the transactions contemplated by the Merger Agreement, from the Closing Date and until a Principal Stockholder Rights Termination Event, (i) each Principal Stockholder Investor hereby covenants and agrees that it will establish and maintain adequate procedures to prevent Confidential Information with respect to the Company, its Subsidiaries and its and their businesses, finances and operations from being disclosed to investment professionals of such Principal Stockholder Investor (whether or not such Persons are engaged in the private equity business or in any Non-Private Equity Business) in connection with the consideration or evaluation by such investment professionals of an investment in a Designated Entity; provided, that nothing herein shall restrict any disclosure to the extent such disclosure occurs as part of such Principal Stockholder Investor’s or its Affiliates’ regular internal reporting, portfolio management process or investment committee participation, and (ii) no Principal Stockholder Director shall serve as a director or otherwise participate in any other manner in the management of, or as an employee or consultant of any other Designated Entity in which any private equity business or Non-Private Equity Business has invested or is considering an investment (other than through such individual’s ownership interest in, or employment by, any Principal Stockholder Investor or any Affiliate of any Principal Stockholder Investor); provided, that nothing herein shall restrict such Principal Stockholder Investor’s or its Affiliates’ regular internal reporting, portfolio management process or investment committee participation by a Principal Stockholder Director.

ARTICLE II

TRANSFERS; STANDSTILL PROVISIONS

2.1 Transfer Restrictions.

(a) No Principal Stockholder Investor or Sponsor shall Transfer:

(i) any Voting Securities other than in accordance with all Applicable Laws and the other terms and conditions of this Agreement;

(ii) any Voting Securities or securities of the Principal Stockholder in one or more transactions in which any Person or Group, to such Principal Stockholder Investor’s or Sponsor’s knowledge, after giving effect to such Transfer, would Beneficially Own five percent (5%) or more of the Total Voting Power or the Total Economic Interest; provided, that the restriction in this clause (ii) shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article IV; or

(iii) any Voting Securities on any given day in an amount (in aggregate for the Principal Stockholder Investors and their Affiliates), greater than five percent (5%) of the average daily trading volume of Company Common Stock for the twenty (20) trading day period immediately preceding the date of such Transfer (the “Volume Limitation”); provided, that the Volume Limitation shall not apply to Transfers effected through an offering of Registrable Securities pursuant to an exercise of the registration rights provided in Article IV or a block trade pursuant to Rule 144 under the Securities Act.

(b) Notwithstanding anything in Section 2.1(a) to the contrary, the Principal Stockholder shall be entitled to Transfer any Voting Securities in a Permitted Transfer. “Permitted Transfer” means, in each case, so long as such Transfer is in accordance with Applicable Law and, solely in the case of sub-clauses (i) and (ii) below, any such Transfer would not result in the Principal Stockholder Investors exceeding, in the aggregate, the Principal Stockholder Ownership Limit:

(i) a Transfer to a Permitted Transferee of the applicable Principal Stockholder Investor, so long as such Permitted Transferee, in connection with such Transfer, executes a joinder to this Agreement in the form attached as Exhibit A hereto, in which such Permitted Transferee agrees to be a Principal Stockholder Investor;

(ii) a Transfer to one or more of the Sponsors or other members of the Principal Stockholder in connection with the liquidation or dissolution of the Principal Stockholder, so long as such Sponsor(s) (but not any Bank Members) in connection with such Transfer, executes a joinder to this Agreement in the form attached as Exhibit A hereto, in which such Permitted Transferee agrees to be a Principal Stockholder Investor;

(iii) a direct or indirect acquisition of any equity securities issued by any Sponsor; or

(iv) a Transfer solely to tender into a tender or exchange offer commenced by a third party (for the avoidance of doubt, not in violation of this Agreement) or by the Company; provided, that with respect to an unsolicited tender or exchange offer commenced by a third party, such Transfer shall be permitted only if (A) such tender or exchange offer includes an irrevocable minimum tender condition of no less than a majority of the then-outstanding shares of Company Common Stock and (B) as of the expiration of such offer (x) no stockholder rights plan or analogous “poison pill” of the Company is in effect or (y) the Board has affirmatively publicly recommended to the Company’s stockholders that such stockholders tender into such offer and has not publicly withdrawn or changed such recommendation.

(c) Notwithstanding anything in this Agreement to the contrary, in the event of a Transfer pursuant to Section 2.1(b)(i) or Section 2.1(b)(ii) (other than to a Bank Member) above, the transferees shall accede to and thereafter have all of the rights and obligations of the applicable Principal Stockholder Investor under this Agreement.

(d) Without limiting any other provision of this Article II, prior to any Transfer of Voting Securities (other than (x) Transfers of de minimis amounts, (y) a Permitted Transfer or (z) a Transfer pursuant to the exercise of the registration rights provided in Article IV), the Principal Stockholder Investors will discuss with the Company their contemplated plans for the orderly disposition, in accordance with the Volume Limitation, of Voting Securities by such Principal Stockholder Investor.

(e) Any Transfer or attempted Transfer of Voting Securities in violation of this Section 2.1 shall, to the fullest extent permitted by Applicable Law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of the Company.

(f) With respect to any Principal Stockholder Investor, any certificates for Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such Shares under the Securities Act and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate may not be offered or sold, transferred, pledged, hypothecated or otherwise disposed of except (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) to the extent applicable, pursuant to Rule 144 under the Securities Act (or any similar rule under the Securities Act relating to the disposition of securities), or (iii) pursuant to an available exemption from registration under the Securities Act. The securities evidenced by this certificate are subject to restrictions on transfer set forth in the Stockholders Agreement, dated as of April 24, 2014, by and among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

(g) Notwithstanding the foregoing subsection (f), the holder of any certificate(s) for Shares shall be entitled to receive from the Company new certificates for a like number of Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder (i) at such time as such restrictions are no longer applicable and (ii) with respect to the restriction on Transfer of such Shares under the Securities Act or any other foreign or state securities laws, unless such Shares are sold pursuant to a registration statement, subject to delivery of an opinion of counsel to such holder, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act or any such other applicable foreign or state securities laws.

2.2 Standstill Provisions.

(a) During the Standstill Period, the Principal Stockholder Investors and the Sponsors shall not, directly or indirectly, and shall not permit any of their respective Controlled Affiliates, directly or indirectly, to, and no Sponsor shall permit any of its Investment Funds, directly or indirectly, to (i) acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, Voting Securities, or securities of the Company that are convertible, exchangeable or exercisable into Voting Securities, other than (A) as a result of any stock split, stock dividend or subdivision of Voting Securities or (B) any acquisition of shares of Company Common Stock by any Non-Private Equity Business of a Sponsor, so long as after giving effect to such acquisition, all Non-Private Equity Businesses of such Sponsor, in the aggregate, would Beneficially Own less than five percent (5%) of the Total Voting Power and the Total Economic Interest, (ii) deposit any Voting Securities into a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or other Contract (other than solely between or among the Principal Stockholder Investors or between or among a Sponsor, its Investment Funds or Controlled Affiliates), or grant any proxy with respect to any Voting Securities (other than (A) pursuant to Section 1.4(b) or (B) otherwise to the Company or a Person specified by the Company in a proxy card provided to stockholders of the Company by or on behalf of the Company), (iii) enter, agree to enter, propose or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring, change in control transaction or other similar extraordinary transaction involving the Company or any of its Subsidiaries (unless (A) such transaction is affirmatively publicly recommended by the Board and there has otherwise been no breach of this Section 2.2 in connection with or relating to such transaction or (B) such action is expressly permitted by Section 2.1(b)(iv)), (iv) make, or in any way participate or engage in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) to vote, or advise or knowingly influence any Person with respect to the voting of, any Voting Securities (other than to vote as recommended by the Board), (v) call, or seek to call, a meeting of the stockholders of the Company or initiate any stockholder proposal for action by stockholders of the Company, (vi) form, join or in any way participate in a Group (other than with its Permitted Transferee that is bound by the restrictions of this Section 2.2(a) or a Group which consists solely of any of the Principal Stockholder Investors, the Sponsors, their respective Investment Funds and Controlled Affiliates and any other member of the Principal Stockholder), with respect to any Voting Securities, (vii) otherwise act, alone or in concert with others, to seek to Control or influence the management or the policies of the Company (provided, that this clause (vii) shall in no way limit the activities of any Principal Stockholder Director(s) taken in good faith solely in his or her capacity as a director of the Company), (viii) publicly disclose any intention, plan, arrangement or other Contract prohibited by, or inconsistent with, the foregoing or (ix) advise or knowingly assist or encourage or enter into any discussions, negotiations, agreements, or arrangements or other Contracts with any other Persons in connection with the foregoing. The Principal Stockholder Investors and the Sponsors further agree that, during the Standstill Period, the Principal Stockholder Investors and the Sponsors shall not, directly or indirectly, and shall not permit any of their respective Controlled Affiliates, directly or indirectly, to, and no Sponsor shall permit any of its Investment Funds, directly or indirectly, to (x) request the Company to amend or waive any provision of this Section 2.2 (including this sentence) or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction or matter described in this Section 2.2; provided, that this clause (y) shall in no way limit the activities of any Principal Stockholder Director(s) taken in good faith solely in his or her capacity as a director of the Company.

(b) For the avoidance of doubt, notwithstanding anything to the contrary contained herein, at all times during the Standstill Period, each of (i) the Blackstone Entities, (ii) the Goldman Sachs Entities, (iii) the KKR Entities and (iv) the TPG Entities agrees that its aggregate Beneficial Ownership, on a fully diluted basis, of Voting Securities or securities of the Company that are convertible, exchangeable or exercisable into Voting Securities, shall not exceed the Sponsor Ownership Limit.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Principal Stockholder. The Principal Stockholder hereby represents and warrants to the Company as follows:

(a) The Principal Stockholder is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Principal Stockholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by the Principal Stockholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or other analogous action on the part of the Principal Stockholder and no other actions or proceedings on its part are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Principal Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of the Principal Stockholder enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The execution, delivery and performance of this Agreement by the Principal Stockholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of the Principal Stockholder, (ii) contravene or conflict with, or result in any violation or breach of, any Applicable Laws applicable to the Principal Stockholder or by which any of its assets or properties is bound or (iii) result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Principal Stockholder is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the ability of the Principal Stockholder to perform its obligations hereunder.

(c) The execution and delivery of this Agreement by the Principal Stockholder does not, and the performance by the Principal Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require the Principal Stockholder to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Authority or any other Person, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the ability of the Principal Stockholder to perform its obligations hereunder.

(d) The Principal Stockholder (i) will be acquiring at Closing the Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any foreign, federal, state or local securities or “blue sky” laws, or with any present intention of distributing or selling such Shares in violation of any such laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the

Shares and of making an informed investment decision and (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. The Principal Stockholder understands that the Shares may not be Transferred except pursuant to the registration provisions of the Securities Act (and in compliance with any other Applicable Law) or pursuant to an applicable exemption therefrom.

3.2 Representations and Warranties of the Sponsors. Each Sponsor hereby represents and warrants to the Company as follows:

(a) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by it of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or other analogous action on its part and no other actions or proceedings on its part are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by it and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of it enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The execution, delivery and performance of this Agreement by it do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of its Organizational Documents, (ii) contravene or conflict with, or result in any violation or breach of, any Applicable Laws applicable to it or by which any of its assets or properties is bound or (iii) result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay its ability to perform its obligations hereunder.

(c) The execution and delivery of this Agreement by it does not, and the performance by such Sponsor of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require it to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Authority or any other Person, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay its ability to perform its obligations hereunder.

3.3 Representations and Warranties of the Company. The Company hereby represents and warrants to the Principal Stockholder and the Sponsors as follows:

(a) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by the Company and no other actions or proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The execution, delivery and performance of this Agreement by the Company do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of the Company, (ii) contravene or conflict with, or result in any violation or breach of, any Applicable Laws applicable to the Company or by which any of its assets or properties is bound or (iii) result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the ability of the Company to perform its obligations hereunder.

(c) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require the Company to obtain any consent, approval, authorization or permit of, or make any filing with or notification to, any Governmental Authority or any other Person, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the ability of the Company to perform its obligations hereunder.

ARTICLE IV

REGISTRATION

4.1 Demand Registrations.

(a) From and after the date that is six (6) months after the Closing Date, subject to the terms and conditions hereof solely during any period that the Company is then-ineligible under Applicable Law to register Registrable Securities on Form S-3 pursuant to Section 4.3 or if the Company is so eligible but has failed to comply with its obligations under Section 4.3, any Demand Stockholders (“Requesting Stockholders”) shall be entitled to make unlimited written requests of the Company (each, a “Demand”) for registration under the Securities Act of an amount of Registrable Securities then held by such Requesting Stockholders that equals or is greater than the Registrable Amount (a “Demand Registration”); provided that the Demand Stockholders shall not make an aggregate of more than four (4) Demands in any single calendar year. Thereupon the Company will, subject to the terms of this Agreement, use its reasonable best efforts to effect the registration as promptly as reasonably practicable under the Securities Act of:

(i) the Registrable Securities which the Company has been so requested to register by the Requesting Stockholders for disposition in accordance with the intended method of disposition stated in such Demand;

(ii) all other Registrable Securities which the Company has been requested to register pursuant to Section 4.1(b), but subject to Section 4.1(g); and

(iii) all shares of Company Common Stock which the Company may elect to register in connection with any offering of Registrable Securities pursuant to this Section 4.1, but subject to Section 4.1(g);

all to the extent necessary to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities and the additional shares of Company Common Stock, if any, to be so registered.

(b) A Demand shall specify: (i) the aggregate number of Registrable Securities requested to be registered in such Demand Registration, (ii) the intended method of disposition in connection with such Demand Registration, to the extent then known and (iii) the identity of the Requesting Stockholder(s). Within three (3) Business Days after receipt of a Demand, the Company shall give written notice of such Demand to all other holders of Registrable Securities. The Company shall include in the Demand Registration covered by such Demand all Registrable Securities with respect to which the Company has received a written request for inclusion therein within ten (10) days after the Company’s notice required by this paragraph has been given, subject to Section 4.1(g). Each such written request shall comply with the requirements of a Demand as set forth in this Section 4.1(b).

(c) A Demand Registration shall not be deemed to have been effected and shall not count as a Demand Registration (i) unless a registration statement with respect thereto has become effective and has remained effective for a period of at least one hundred eighty (180) days or such shorter period in which all Registrable Securities included in such Demand Registration have actually been sold thereunder (provided, that such period shall be extended for a period of time equal to the period the holder of Registrable Securities refrains from selling any securities included in such registration statement at the request of the Company or the lead managing underwriter(s) pursuant to the provisions of this Agreement) or (ii) if, after it has become effective, such Demand Registration becomes subject, prior to one hundred eighty (180) days after effectiveness, to any stop order, injunction or other order or requirement of the Commission or other Governmental Authority, other than by reason of any act or omission by the applicable Selling Stockholders.

(d) Demand Registrations shall be on such appropriate registration form of the Commission as shall be selected by the Company and reasonably acceptable to the Requesting Stockholders.

(e) The Company shall not be obligated to (i) subject to Section 4.1(c), maintain the effectiveness of a registration statement under the Securities Act filed pursuant to a Demand Registration, for a period longer than one hundred eighty (180) days or (ii) effect any Demand Registration (A) within six (6) months of a “firm commitment” Underwritten Offering in which all Demand Stockholders were offered “piggyback” rights pursuant to Section 4.2 (subject to Section 4.2(b)) and at least seventy-five percent (75%) of the number of Registrable Securities requested by such Demand Stockholders to be included in such Piggyback Registration were included and sold, (B) within six (6) months of the completion of any other Demand Registration (including, for the avoidance of doubt, any Underwritten Offering pursuant to any Shelf Registration Statement) or (C) if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with the Demand Registration because of the unavailability of audited or other required financial statements; provided, that the Company shall use its reasonable best efforts to obtain such financial statements as promptly as practicable.

(f) If the filing, initial effectiveness or continued use of a registration statement with respect to a Demand Registration (the “Demand Registration Statement”) at any time would require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice (which includes an approximation of the anticipated delay or, if the Company is unable to provide an approximation of the anticipated delay, a signed certificate from the Chief Executive Officer or Chief Financial Officer of the Company certifying that, in the good faith judgment of the Company, the Company is unable to provide an approximation of the anticipated delay) of such action to the Demand Stockholders, delay the filing or initial effectiveness of, or suspend use of, the Demand Registration Statement (a “Demand Suspension”); provided, that the Company shall not be permitted to exercise a Demand Suspension (i) more than two (2) times in any twelve (12) month period or (ii) for more than sixty (60) days during any six (6) month period. In the case of a Demand Suspension, the Demand Stockholders agree to suspend use of the applicable prospectus and any Free Writing Prospectus in connection with any sale or purchase, or offer to sell or purchase, Registrable Securities, upon receipt of the notice referred to above. The Company shall immediately notify the Demand Stockholders upon the termination of any Demand Suspension, amend or supplement the prospectus or any Free Writing Prospectus, if necessary, so it does not contain any untrue statement or omission and furnish to the Demand Stockholders such numbers of copies of the prospectus as so amended or supplemented or any Free Writing Prospectus as the Demand

Stockholders may reasonably request. The Company shall, if necessary, supplement or make amendments to the Demand Registration Statement, if required by the registration form used by the Company for the Demand Registration or by the instructions applicable to such registration form or by the Securities Act or as may be reasonably be requested by the Requesting Stockholders.

(g) If, in connection with a Demand Registration that involves an Underwritten Offering, the lead managing underwriter(s) advise(s) the Company that, in its (their) opinion, the inclusion of all of the securities sought to be registered in connection with such Demand Registration would adversely affect the success thereof, then the Company shall include in such registration statement only such securities as the Company is advised by such lead managing underwriter(s) can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included in such Demand Registration by the Demand Stockholders, which, in the opinion of the lead managing underwriter(s), can be sold without adversely affecting the success thereof, pro rata among such Demand Stockholders on the basis of the number of such Registrable Securities requested to be included by such Demand Stockholders; (ii) second, up to the number of Registrable Securities requested to be included in such Demand Registration by other holders of Registrable Securities, pro rata on the basis of the amount of such Registrable Securities requested to be included by such holders; (iii) third, securities the Company proposes to sell; and (iv) fourth, all other securities of the Company duly requested to be included in such registration statement, pro rata on the basis of the amount of such other securities requested to be included or such other allocation method determined by the Company.

(h) Any time that a Demand Registration involves an Underwritten Offering, the Requesting Stockholder(s) may select the investment banker(s) and manager(s) that will serve as managing underwriters (including which such managing underwriters will serve as lead or co-lead) and underwriters with respect to the offering of such Registrable Securities; provided, that such investment banker(s) and manager(s) shall be reasonably acceptable to the Company (such acceptance not to be unreasonably withheld, conditioned or delayed); provided, further, that the Company may designate a co-managing underwriter to participate in the Underwritten Offering, subject to the approval of the Requesting Stockholder(s) (such approval not to be unreasonably withheld, conditioned or delayed).

4.2 Piggyback Registrations.

(a) From and after the date that is three (3) months after the Closing Date, subject to the terms and conditions hereof, whenever the Company proposes to register any Company Common Stock under the Securities Act (other than a registration by the Company (i) on Form S-4 or any successor form thereto, (ii) on Form S-8 or any successor form thereto, (iii) on a Shelf Registration Statement pursuant to Section 4.3 or (iv) pursuant to Section 4.1) (a “Piggyback Registration”), whether for its own account or for the account of others, the Company shall give all holders of Registrable Securities prompt written notice thereof (but not less than ten (10) days prior to the filing by the Company with the Commission of any registration statement with respect thereto). Such notice (a “Piggyback Notice”) shall specify the number of shares of Company Common Stock proposed to be registered, the proposed date of filing of such registration statement with the Commission, the proposed means of distribution and, if any, the proposed managing underwriter(s), in each case, to the extent then known. Subject to Section 4.2(b), the Company shall include in each such Piggyback Registration all Registrable Securities held by holders of Registrable Securities (a “Piggyback Seller”) with respect to which the Company has received written requests (which written requests shall specify the number of Registrable Securities requested to be disposed of by such Piggyback Seller) for inclusion therein within ten (10) days after such Piggyback Notice is received by such Piggyback Seller.

(b) If, in connection with a Piggyback Registration that involves an Underwritten Offering, the lead managing underwriter(s) advises the Company that, in its opinion, the inclusion of all the shares of Company Common Stock sought to be included in such Piggyback Registration by (i) the Company, (ii) other Persons who have sought to have shares of Company Common Stock registered in such Piggyback Registration pursuant to rights to demand (other than pursuant to so-called “piggyback” or other incidental or participation registration rights) such registration (such Persons being “Other Demanding Sellers”), (iii) the Piggyback Sellers and (iv) any other proposed sellers of shares of Company Common Stock (such Persons being “Other Proposed Sellers”), as the case may be, would adversely affect the success thereof, then the Company shall include in the registration statement applicable to such Piggyback Registration only such shares of Company Common Stock as the Company is so advised by such lead managing underwriter(s) can be sold without such adverse effect as follows and in the following order of priority:

(i) if the Piggyback Registration relates to an offering for the Company’s own account, then (A) first, such number of shares of Company Common Stock to be sold by the Company as the Company, acting in good faith, shall have determined, (B) second, Registrable Securities of the Piggyback Sellers, pro rata on the basis of the number of Registrable Securities proposed to be sold by such Piggyback Sellers, (C) third, shares of Company Common Stock sought to be registered by Other Demanding Sellers, pro rata on the basis of the number of shares of Company Common Stock proposed to be sold by such Other Demanding Sellers and (D) fourth, other shares of Company Common Stock proposed to be sold by any Other Proposed Sellers; or

(ii) if the Piggyback Registration relates to an offering other than for the Company’s own account, then (A) first, Registrable Securities of the Piggyback Sellers, pro rata on the basis of the number of shares of Company Common Stock proposed to be sold by such Piggyback Sellers, (B) second, such number of shares of Company Common Stock sought to be registered by each Other Demanding Seller pro rata in proportion to the number of securities sought to be registered by all such Other Demanding Sellers, (C) third, shares of Company Common Stock to be sold by the Company and (D) fourth, other shares of Company Common Stock proposed to be sold by any Other Proposed Sellers.

(c) For clarity, in connection with any Underwritten Offering under this Section 4.2 for the Company’s account, the Company shall not be required to include the Registrable Securities of a Piggyback Seller in the Underwritten Offering unless such Piggyback Seller accepts the terms of the underwriting as agreed upon between the Company and the lead managing underwriter(s), which shall be selected by the Company.

(d) If, at any time after giving written notice of its intention to register any shares of Company Common Stock as set forth in this Section 4.2 and prior to the time the registration statement filed in connection with such Piggyback Registration is declared effective, the Company shall determine for any reason not to register such shares of Company Common Stock, the Company may, at its election, give written notice of such determination to the Piggyback Sellers within five (5) Business Days thereof and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such particular withdrawn or abandoned Piggyback Registration; provided, that Demand Stockholders may continue the registration as a Demand Registration pursuant to the terms of Section 4.1.

4.3 Shelf Registration Statement.

(a) From and after the date that is three (3) months after the Closing Date, subject to the terms and conditions hereof, and further subject to the availability of a registration statement on Form S-3 or any successor form thereto (“Form S-3”) to the Company, any of the Demand Stockholders may by written notice delivered to the Company (the “Shelf Notice”) require the Company to file as soon as reasonably practicable, and to use reasonable best efforts to cause to be declared effective by the Commission as soon as reasonably practicable after such filing date, a Form S-3 providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”) relating to the offer and sale, from time to time, of an amount of Registrable Securities then held by such Demand Stockholders that equals or is greater than the Registrable Amount. Notwithstanding the foregoing, from and after the date that is three (3) months after the Closing Date, to the extent that the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act), a Shelf Notice shall not be required and the Company shall file, as soon as reasonably practicable following the date that is three (3) months after the Closing Date, the Shelf Registration Statement in the form of an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) or any successor form thereto registering all Registrable Securities then held by such Demand Stockholders. Notwithstanding anything to the contrary, if in its reasonable best efforts, the Company is not able to provide the financial statements regarding LVB required to be included in the Shelf Registration Statement under Regulation S-X promulgated under the Securities Act, it shall be deemed to be reasonably practicable to file the Shelf Registration Statement no later than six (6) months after the Closing Date (or, if later, two (2) months after the delivery of a Shelf Notice); provided that the Company will continue use its reasonable best efforts to complete such required financial statements as soon as possible after such three (3) month period or Shelf Notice, as applicable.

(b) Within ten (10) days after receipt of a Shelf Notice pursuant to Section 4.3(a), the Company will deliver written notice thereof to all other holders of Registrable Securities. Each other holder of Registrable Securities may elect to participate with respect to its Registrable Securities in the Shelf Registration Statement in accordance with the plan and method of distribution set forth, or to be set forth, in such Shelf Registration Statement by delivering to the Company a written request to so participate within ten (10) days after the Shelf Notice is received by any such holder of Registrable Securities.

(c) Subject to Section 4.3(d), the Company will use its reasonable best efforts to keep a Shelf Registration Statement continuously effective until the earlier of (i) the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Shelf Registration Statement, or otherwise cease to be Registrable Securities and (ii) the date on which this agreement terminates pursuant to Section 6.1.

(d) If the continued use of such Shelf Registration Statement at any time would require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice (which includes an approximation of the anticipated delay or, if the Company is unable to provide an approximation of the anticipated delay, a signed certificate from the Chief Executive Officer or Chief Financial Officer of the Company certifying that, in the good faith judgment of the Company, the Company is unable to provide an approximation of the anticipated delay) of such action to the Demand Stockholders, suspend use of the Shelf Registration Statement (a “Shelf Suspension”); provided, however, that the Company shall not be permitted to exercise a Shelf Suspension (i) more than two (2) times in any twelve (12) month period or (ii) for more than sixty (60) days during any six (6) month period. In the case of a Shelf Suspension, the Demand Stockholders agree to suspend use of the applicable prospectus and any Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon the commencement of a Shelf Suspension. The Company shall as promptly as practicable notify the Demand Stockholders upon the termination of any Shelf Suspension, amend or supplement the prospectus or any Free Writing Prospectus, if necessary, so it does not contain any untrue statement or omission and furnish to the Demand Stockholders such numbers of copies of the prospectus so amended or supplemented or any Free Writing Prospectus as the Demand Stockholders may reasonably request. The Company shall, if necessary, as promptly as practicable supplement or make amendments (including post-effective amendments) to the Shelf Registration Statement, if required by the registration form used by the Company for the Shelf Registration or by the instructions applicable to such registration form or by the Securities Act or as may reasonably be requested by any of the Demand Stockholders in accordance with Section 4.3(a).

(e) At any time that a Shelf Registration Statement is effective, if any Demand Stockholder delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to sell all or part of its Registrable Securities included by it on the Shelf Registration Statement (a “Shelf Offering”) in an Underwritten Offering (an “Underwritten Shelf Offering”), then, the Company shall promptly amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering (taking into account, solely in connection with an Underwritten Shelf Offering, the inclusion of Registrable Securities by any other holders pursuant to this Section 4.3). In connection with any Underwritten Shelf Offering:

(i) the Company shall forward the Take-Down Notice to all other holders of Registrable Securities included on the Shelf Registration Statement and the Company and such proposing Demand

Stockholder(s) shall permit each such holder to include its Registrable Securities included on the Shelf Registration Statement in the Underwritten Shelf Offering if such holder notifies the proposing Demand Stockholder(s) and the Company within five (5) days after delivery of the Take-Down Notice to such holder; and

(ii) if the lead managing underwriter(s) advises the Company and the proposing Demand Stockholder(s) that, in its opinion, the inclusion of all of the securities sought to be sold in connection with such Underwritten Shelf Offering would adversely affect the success thereof, then there shall be included in such Underwritten Shelf Offering only such securities that can be sold without such adverse effect as advised by such lead managing underwriter(s) to the proposing Demand Stockholder(s), and such number of Registrable Securities shall be allocated in the same manner as described in Section 4.1(g). Except as otherwise expressly specified in this Section 4.3, any Underwritten Shelf Offering shall be subject to the same requirements, limitations and other provisions of this Article IV as would be applicable to a Demand Registration (i.e., as if such Underwritten Shelf Offering were a Demand Registration), including Section 4.1(e)(ii) (provided that references therein to six (6) months shall be deemed to be references to four (4) months) and Section 4.1(g).

4.4 Withdrawal Rights. Any holder of Registrable Securities having notified or directed the Company to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to the Company prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn; provided, however, that in the case of a Demand Registration, if such withdrawal shall reduce the number of Registrable Securities sought to be included in such registration below the Registrable Amount, then the Company shall as promptly as practicable give each Demand Stockholder seeking to register Registrable Securities notice to such effect and, within ten (10) days following the mailing of such notice, such Demand Stockholders still seeking registration shall, by written notice to the Company, elect to register additional Registrable Securities to satisfy the Registrable Amount or elect that such registration statement not be filed or, if theretofore filed, be withdrawn. During such ten (10) day period, the Company shall not file such registration statement if not theretofore filed or, if such registration statement has been theretofore filed, the Company shall not seek, and shall use commercially reasonable efforts to prevent, the effectiveness thereof.

4.5 Holdback Agreements. (a) In connection with any Underwritten Offering, each Demand Stockholder agrees to enter into customary agreements restricting the public sale or distribution of equity securities of the Company (including sales pursuant to Rule 144 under the Securities Act) to the extent required in writing by the lead managing underwriter(s) with respect to an applicable Underwritten Offering during the period commencing on the date of the “pricing” of such Underwritten Offering and continuing for not more than sixty (60) days after the date of the “final” prospectus (or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement), pursuant to which such Underwritten Offering shall be made, or such lesser period as is required by the lead managing underwriter(s). Any discretionary waiver or termination of the requirements under the foregoing provisions made by the Company or applicable lead managing underwriter(s) shall apply to each holder of Registrable Securities on a pro rata basis.

(b) If any Demand Registration or Shelf Offering involves an Underwritten Offering, the Company, if requested by the managing underwriter, will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement on Form S-4, Form S-8 or any successor forms thereto) for its own account within sixty (60) days after the effective date of such registration except as may otherwise be agreed between the Company and the lead managing underwriter(s) of such Underwritten Offering. For the avoidance of doubt, this Section 4.5(b) shall not limit the Company’s obligations to the Demand Stockholders under this Article IV.

4.6 Registration Procedures.

(a) If and whenever the Company is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 4.1, Section 4.2 or Section 4.3, the Company shall as expeditiously as reasonably practicable:

(i) prepare and file with the Commission a registration statement to effect such registration in accordance with the intended method or methods of distribution of such securities and thereafter use reasonable best efforts to cause such registration statement to become and remain effective pursuant to the terms of this Article IV; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the Demand Stockholders, which are including Registrable Securities in such registration (“Selling Stockholders”), their counsel, the lead managing underwriter(s) if any, and their counsel, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment of such counsel, and other documents reasonably requested by such counsel, including any comment letter from the Commission, and, if requested by such counsel, provide such counsel a reasonable opportunity to participate in the preparation of such registration statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall not file any such registration statement or prospectus or any amendments or supplements thereto with respect to a Demand Registration to which the holders of a majority of Registrable Securities held by the Requesting Stockholder(s), their counsel or the lead managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with Applicable Law;

(ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to the terms of this Article IV, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(iii) if requested by the lead managing underwriter(s), if any, or the holders of a majority of the then outstanding Registrable Securities being sold in connection with an Underwritten Offering, promptly include in a prospectus supplement or post-effective amendment such information as the lead managing underwriter(s), if any, and such holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 4.6(a)(iii) that are not, in the opinion of counsel for the Company, in compliance with Applicable Law;

(iv) furnish to the Selling Stockholders and each underwriter, if any, of the securities being sold by such Selling Stockholders such number of conformed copies of such registration statement and of each amendment and supplement thereto, such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Stockholders and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Stockholders;

(v) use reasonable best efforts to register or qualify or cooperate with the Selling Stockholders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities covered by such registration statement under such other securities laws or “blue sky” laws of such jurisdictions as the Selling Stockholders and any underwriter of the securities being sold by such Selling Stockholders shall reasonably request, and to keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and take any other action which may be necessary or reasonably advisable to enable such Selling Stockholders and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Stockholders, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (v) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(vi) use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market;

(vii) use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to enable the Selling Stockholder(s) thereof to consummate the disposition of such Registrable Securities;

(viii) use reasonable best efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

(ix) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and use its reasonable best efforts to take all such other actions reasonably requested by the holders of a majority of the Registrable Securities being sold in connection therewith (including those reasonably requested by the lead managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, in an Underwritten Offering (A) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, and the registration statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (B) include in the underwriting agreement indemnification provisions and procedures substantially to the effect set forth in Section 4.9 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the holders of a majority of the Registrable Securities being sold and (C) deliver such documents and certificates as reasonably requested by the holders of a majority of the Registrable Securities being sold, their counsel and the lead managing underwriters(s), if any, to evidence the continued validity of the representations and warranties made pursuant to sub-clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement entered into by the Company. The above shall be done at each closing under such underwriting agreement, or as and to the extent required thereunder;

(x) in connection with an Underwritten Offering, use reasonable best efforts to obtain for the Selling Stockholders and underwriter(s) (A) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings such other matters as may reasonable be requested by such Selling Stockholders and underwriters and (B) “comfort” letters and updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements and, to the extent required, any other financial statements included in such registration statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings;

(xi) upon reasonable notice and at reasonable times and for reasonable periods, make available for inspection by the Selling Stockholders, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained in connection with such offering by such Selling Stockholders or underwriter (collectively, the “Inspectors”), financial and other records, pertinent corporate documents and instruments of the Company (collectively, the “Records”), as shall be reasonably necessary, or as shall otherwise be reasonably requested, to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its Subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney, accountant or other agent in connection with such registration statement; provided, however, that the Company shall not be required to provide any information under this clause (x) if (A) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (B) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing, unless prior to furnishing any such information with respect to clause (1) or (2) such Selling Stockholder requesting such information enters into, and causes each of its Inspectors to enter into, a confidentiality agreement on terms and conditions reasonably acceptable to the Company; provided, further, that each Selling Stockholder agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction or by another Governmental Authority, give notice to the Company and allow the Company, at its expense, to undertake appropriate action seeking to prevent disclosure of the Records deemed confidential;

(xii) as promptly as practicable notify in writing the Selling Stockholder and the underwriters, if any, of the following events: (A) the filing of the registration statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the Commission or any other U.S. or state governmental authority for amendments or supplements to the registration statement or the prospectus or for additional information; (C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any underwriting agreement contemplated by Section 4.6(a)(ix) cease to be true and correct; and (F) upon the happening of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and, at the request of any Selling Stockholder, promptly prepare and furnish to such Selling Stockholder a reasonable number of copies of a supplement to or an amendment of such registration statement or prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xiii) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that, subject to the requirements of Section 4.6(a)(v), the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (xii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(xiv) cooperate with the Selling Stockholders and the lead managing underwriter(s) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under Applicable Law) representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the lead managing underwriter(s) or such Selling Stockholders may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates;

(xv) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(xvi) have appropriate officers of the Company prepare and make presentations at a reasonable number of “road shows” and before analysts and rating agencies, as the case may be, and other information meetings reasonably organized by the underwriters and otherwise use its reasonable best efforts to cooperate as reasonably requested by the Selling Stockholders and the underwriters in the offering, marketing or selling of the Registrable Securities.

(b) The Company may require each Selling Stockholder and each underwriter, if any, to furnish to the Company in writing such information regarding each Selling Stockholder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing to complete or amend the information required by such registration statement.

(c) Each Selling Stockholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D), (E) and (F) of Section 4.6(a)(xii), such Selling Stockholder shall forthwith discontinue such Selling Stockholder’s disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Stockholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.6(a)(xii), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus; provided, however, that the Company shall extend the time periods under Section 4.1(c) with respect to the length of time that the effectiveness of a registration statement must be maintained by the amount of time the holder is required to discontinue disposition of such securities.

(d) With a view to making available to the holders of Registrable Securities the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any successor form), the Company shall:

(i) use reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii) use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act, at any time when the Company is subject to such reporting requirements; and

(iii) furnish to any holder so long as the holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company with the Commission as such holder may reasonably request in connection with the sale of Registrable Securities without registration (in each case to the extent not readily publicly available).

4.7 Registration Expenses. All fees and expenses incident to the Company’s performance of its obligations under this Article IV, including (a) all registration and filing fees, including all fees and expenses of compliance with securities and “blue sky” laws (including the reasonable and documented fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities pursuant to Section 4.6(a)(v)) and all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121), (b) all printing (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by a holder of Registrable Securities) and copying expenses, (c) all messenger, telephone and delivery expenses, (d) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters and opinions), (e) expenses of the Company incurred in connection with any “road show” and (f) reasonable and documented fees and disbursements of one counsel for all holders of Registrable Securities whose shares are included in a registration statement, which counsel shall be selected by, in the case of a Demand Registration, the Requesting Stockholders, in the case of a Shelf Offering, the Demand Stockholder(s) requesting such offering, or in the case of any other registration, the holders of a majority of the Registrable Securities being sold in connection therewith, shall be borne solely by the Company whether or not any registration statement is filed or becomes effective. In connection with the Company’s performance of its obligations under this Article IV, the Company will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties and the expense of any annual audit) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded. Each Selling Stockholder shall pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Stockholder’s Registrable Securities pursuant to any registration.

4.8 Miscellaneous.

(a) Not less than five (5) Business Days before the expected filing date of each registration statement pursuant to this Agreement, the Company shall notify each holder of Registrable Securities who has timely provided the requisite notice hereunder entitling such holder to register Registrable Securities in such registration statement of the information, documents and instruments from such holder that the Company or any underwriter reasonably requests in connection with such registration statement, including a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the “Requested Information”). If the Company has not received, on or before the second (2nd) Business Day before the expected filing date, the Requested Information from such holder, the Company may file the registration statement without including Registrable Securities of such holder. The failure to so include in any registration statement the Registrable Securities of a holder of Registrable Securities (with regard to that registration statement) shall not result in any liability on the part of the Company to such holder.

(b) The Company shall not hereafter enter into any agreement with respect to its securities the terms of which are more favorable than or in conflict with the registration rights granted to the holders of Registrable Securities by this Agreement, without the prior written consent of Demand Stockholders holding a majority of the Registrable Securities then held by all Demand Stockholders.

4.9 Registration Indemnification.

(a) The Company agrees , without limitation as to time, to indemnify and hold harmless, to the fullest extent permitted by Applicable Law, each Selling Stockholder and its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such Selling Stockholder or such other indemnified Person and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each underwriter (including, for the avoidance of doubt, any Selling Stockholder that is deemed to be acting as an underwriter under Applicable Law), if any, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriter, from and against all losses, claims, damages, liabilities, costs, expenses (including reasonable and documented expenses of investigation and reasonable and documented attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement (collectively, the “Losses”), as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (without limitation of the preceding portions of this Section 4.9(a)) will reimburse each such Selling Stockholder, each of its Affiliates, and each of their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each such Person who controls each such Selling Stockholder and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each such underwriter and each such Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, except, in each of the cases described in this Section 4.9(a), insofar as the same are caused by any information furnished in writing to the Company by any other party expressly for use therein.

(b) In connection with any registration statement in which a Selling Stockholder is participating, each such Selling Stockholder shall, severally and not jointly, indemnify the Company, its directors and officers, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses, as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of material fact contained in the registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (without limitation of the preceding portions of this Section 4.9(b)) will reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, in each case solely to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder expressly for inclusion in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, no Selling Stockholder shall be liable under this Section 4.9(b) for amounts in excess of the net proceeds received by such holder in the offering giving rise to such liability. The Company shall be entitled to receive indemnities from underwriters or similar securities industry professionals participating in the distribution to the same extent as provided above (with appropriate modification) with respect to information furnished in writing by such Persons expressly for inclusion in any registration statement, prospectus or preliminary prospectus or Free Writing Prospectus.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure to provide such notice on a timely basis.

(d) In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and acknowledging the obligations of the indemnifying party with respect to such proceeding, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party and, as a result, a conflict of interest exists or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party and (z) is settled solely for cash for which the indemnified party would be entitled to indemnification hereunder.

(e) The indemnification provided for under this Agreement shall survive the Transfer of the Registrable Securities and the termination of this Agreement.

(f) If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata allocation or by any other method that does not take into account the equitable considerations referred to in this Section 4.9(f). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Selling Stockholder shall be required to make a contribution in excess of the amount received by such Selling Stockholder from its sale of Registrable Securities in connection with the offering that gave rise to the contribution obligation.

ARTICLE V

DEFINITIONS

5.1 Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. “Adverse Disclosure” means public disclosure of material non-public information which, in the Board’s good faith judgment, after consultation with independent outside counsel to the Company, (i) would be required to be made in any registration statement filed with the Commission by the Company so that such registration statement does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) would not be required to be made at such time but for the filing of such registration statement and (iii) the Company has a bona fide business purpose for not disclosing publicly.

“Affiliate” means, with respect to any Person, an “affiliate” as defined in Rule 405 promulgated under the Securities Act and with respect to each Principal Stockholder Investor, an “affiliate” of such Principal Stockholder Investor as defined in Rule 405 promulgated under the Securities Act and any investment fund, vehicle or holding company of which such Principal Stockholder Investor or an Affiliate of such Principal Stockholder Investor serves as the general partner, managing member or discretionary manager or advisor; provided, however, that notwithstanding the foregoing, an Affiliate of a Principal Stockholder Investor shall not include any portfolio company or other investment of any such Person or of such Principal Stockholder Investor or any investment fund, vehicle or holding company, or any limited partners of such Principal Stockholder Investor.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local statute, law (including common law), ordinance, rule, regulation, regulatory guideline having the force of law, order, writ, injunction, judgment or decree applicable to such Person, its assets, properties, operations or business.

“Bank Members” means Banc of America Capital Investors V, L.P., Bear Growth Capital Partners, LP and WCP Fund II, L.P.

“Beneficial Owner” or “Beneficially Own” has the meaning assigned to such term in Rule 13d-3 promulgated under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

“Blackstone Entities” means Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., Blackstone Family Investment Partnership V L.P., Blackstone Family Investment Partnership V-SMD L.P., Blackstone Participation Partnership V L.P. and BCP V Co-Investors L.P.

“Board” has the meaning set forth in Section 1.1.

“Business Day” means a day on which banks are generally open for normal business in New York, New York, which day is not a Saturday or a Sunday.

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Common Stock” has the meaning set forth in the Recitals of this Agreement.

“Confidential Information” means all information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the date hereof) obtained by or on behalf of a Principal Stockholder Investor or its Representatives from the Company or its Representatives, in connection with the Beneficial Ownership of Shares or through the rights granted pursuant to this Agreement, other than information which (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Principal Stockholder Investor or its Representatives, (b) was or becomes available to such Principal Stockholder Investor or its Representatives on a non-confidential basis from a source other than the Company or its Representatives, or any other Principal Stockholder Investor or its Representatives, as the case may be; provided, that the source thereof is not known by such Principal Stockholder Investor or its Representatives to be bound by an obligation of confidentiality, or (c) is independently developed by such Principal Stockholder Investor or its Representatives without the use of or reference to any such information that would otherwise be Confidential Information hereunder. Subject to clauses (a) through (c) above, Confidential Information also includes all non-public information previously provided by the Company or its Representatives under the provisions of any confidentiality agreement (including the Confidentiality Agreement) between the Company, the Principal Stockholder Investors or their respective Affiliates or its or their respective Representatives including all information, documents and reports referred to thereunder, or otherwise.

“Confidentiality Agreement” means the Non-Disclosure and Exclusivity Agreement, dated as of March 25, 2014, by and between the Company and LVB and the Joint Defense and Confidentiality Agreement, dated as of April 1, 2014, by and among the Company, LVB and their counsels.

“Contract” means any contract, lease, license, indenture, loan, note, agreement or other legally binding commitment, arrangement or undertaking (whether written or oral and whether express or implied).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Corporate Governance Committee” means the Corporate Governance Committee of the Company or any such successor committee.

“Demand” has the meaning set forth in Section 4.1(a).

“Demand Registration” has the meaning set forth in Section 4.1(a).

“Demand Registration Statement” has the meaning set forth in Section 4.1(f).

“Demand Stockholder” means any Principal Stockholder Investor that holds Registrable Securities.

“Demand Suspension” has the meaning set forth in Section 4.1(f).

“Designated Entity” means the Persons set forth on Exhibit B.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Encumbrance” means any charge, pledge, option, mortgage, deed of trust, hypothecation, security interest, lien, claim, license, encroachment, easement or defect or imperfection of title, or any right of first refusal or other restriction on use, voting or transfer, or any other similar limitation, restriction or encumbrance.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Shares” means all shares of LVB Common Stock that are Beneficially Owned by the Principal Stockholder and the Sponsors as of the date of this Agreement as set forth opposite the Principal Stockholder’s name on Schedule I hereto.

“Form S-3” has the meaning set forth in Section 4.3(a).

“Free Writing Prospectus” has the meaning set forth in Section 4.6(a)(iv).

“Goldman Sachs Entities” means GS Capital Partners VI Fund, L.P., GS Capital Partners VI GMBH & Co. KG, GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., GS LVB Co-Invest, L.P., Goldman Sachs BMET Investors, L.P., Goldman Sachs BMET Investors Offshore Holdings, L.P., GS PEP Bass Holdings, L.L.C., Goldman Sachs Private Equity Partners, 2004- Direct Investment Fund, L.P., Goldman Sachs Private Equity Partners, 2005- Direct Investment Fund, L.P. and Goldman Sachs Private Equity Partners IX- Direct Investment Fund, L.P.

“Governmental Authority” means any federal, national, state, local, cantonal, municipal, international or multinational government or political subdivision thereof, governmental department, commission, board, bureau, agency, taxing or regulatory authority, instrumentality or judicial or administrative body, or arbitrator or SRO, having jurisdiction over the matter or matters in question.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Investment Fund” means any investment fund, investment vehicle or other account that is, directly or indirectly, managed or advised by any Sponsor or any of their respective Controlled Affiliates.

“Investor Indemnification Agreements” means each and every certificate, memorandum or articles of incorporation or association, bylaws, limited liability company operating agreement, limited partnership agreement and any other organizational document of, and each and every insurance policy maintained by, the Principal Stockholder, the Sponsors or any of their respective Investment Funds or any Affiliate of any of the foregoing, as applicable, providing for, among other things, indemnification of and advancement of expenses for the Principal Stockholder Director(s) for, among other things, the same matters that are subject to indemnification and advancement of expenses under this Agreement.

“Investor Indemnitors” means the Sponsors and their respective Affiliates, as applicable, in their capacity as indemnitors to the Principal Stockholder Director(s) under the applicable Investor Indemnification Agreements.

“Inspectors” has the meaning set forth in Section 4.6(a)(xi).

“KKR Entities” means KKR Biomet, LLC.

“Losses” has the meaning set forth in Section 4.9(a).

“LVB” has the meaning set forth in the first paragraph of this Agreement.

“LVB Common Stock” has the meaning set forth in the Recitals of this Agreement.

“Merger” has the meaning set forth in the Recitals of this Agreement.

“Merger Agreement” has the meaning set forth in the Recitals of this Agreement.

“Merger Sub” has the meaning set forth in the Recitals of this Agreement.

“Non-Liable Person” has the meaning set forth in Section 6.13.

“Non-Private Equity Business” means any business or investment of a Sponsor and its Affiliates distinct from the private equity business of such Sponsor and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (a) any Confidential Information with respect to the Company or its Subsidiaries is made available to investment professionals of such Sponsor and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (b) such Sponsor or any of its Affiliates instructs any such business or investment to take any action that would violate any provision of this Agreement that would be applicable to such business or investment were it to be deemed to be a Principal Stockholder Investor hereunder.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement or similar formation or governing documents and instruments.

“Other Demanding Sellers” has the meaning set forth in Section 4.2(b).

“Other Proposed Sellers” has the meaning set forth in Section 4.2(b).

“Permitted Transfer” has the meaning set forth in Section 2.1(b).

“Permitted Transferee” means, with respect to any Principal Stockholder Investor, any Affiliate of such Principal Stockholder Investor.

“Person” means any individual, corporation, company, partnership (limited or general), joint venture, limited liability company, association, trust or other entity.

“Piggyback Notice” has the meaning set forth in Section 4.2(a).

“Piggyback Registration” has the meaning set forth in Section 4.2(a).

“Piggyback Seller” has the meaning set forth in Section 4.2(a).

“Principal Stockholder” has the meaning set forth in the first paragraph of this Agreement.

“Principal Stockholder Designee(s)” means, subject to Section 1.3, so long as the number of shares of Company Common Stock Beneficially Owned by the Principal Stockholder Investors in the aggregate continues to represent at least sixty percent (60%) of the shares of Company Common Stock acquired by the Principal Stockholders as merger consideration at the Closing, two (2) individuals designated in writing by the Principal Stockholder for election or appointment to the Board; provided, that, in the event that the Principal Stockholder Investors Beneficially Own in the aggregate less than sixty percent (60%) of the shares of Company Common Stock acquired by the Principal Stockholder as merger consideration at the Closing, “Principal Stockholder Designee(s)” means one (1) individual designated in writing by the Principal Stockholder Investors for election or appointment to the Board, so long as the number of shares of Company Common Stock Beneficially Owned by the Principal Stockholder Investors in the aggregate continues to represent at least thirty percent (30%) of the shares of Company Common Stock acquired by the Principal Stockholder as merger consideration at the Closing; provided, further, that, in the event that the number of shares of Company Common Stock Beneficially Owned by the Principal Stockholder Investors represents less than thirty percent (30%) of the shares of Company Common Stock acquired by the Principal Stockholder as merger consideration at the Closing, “Principal Stockholder Designee(s)” means zero (0) individuals.

“Principal Stockholder Director(s)” means the Principal Stockholder Designee(s) who has or have been elected or appointed to the Board.

“Principal Stockholder Investor Related Persons” has the meaning set forth in Section 1.6(b)(i).

“Principal Stockholder Investors” means (a) the Principal Stockholder, (b) any Permitted Transferee of the Principal Stockholder to which Shares are Transferred by the Principal Stockholder in compliance with the terms of this Agreement and (c) any Permitted Transferee of any of the Persons included in clause (b) of this definition to which Shares are Transferred by such Person in compliance with the terms of this Agreement.

“Principal Stockholder Ownership Limit” means a percentage equal to the percentage of the outstanding shares of Company Common Stock Beneficially Owned by the Principal Stockholder as of immediately following the Closing; provided, that, in either case, the effect of any share repurchases by the Company shall not be counted for purposes of any measurement of the Principal Stockholder Ownership Limit (and, for the avoidance of doubt, none of the Principal Stockholder Investors shall be required to sell or otherwise dispose of any shares of Company Common Stock as a consequence of any such repurchase or any other similar action undertaken by the Company) unless and until any Principal Stockholder Investor has acquired Beneficial Ownership of additional Voting Securities following such repurchase.

“Principal Stockholder Rights Termination Event” shall be deemed to occur if (a) as of the end of any Business Day following the Closing Date, the number of shares of Company Common Stock Beneficially Owned by the Principal Stockholder Investors represents less than thirty percent (30%) of the shares of Company Common Stock acquired by the Principal Stockholder as merger consideration at the Closing or (b) the Sponsors, together with their respective Investment Funds, cease to own a majority of each outstanding class or series of voting securities of the Principal Stockholder (other than as a result of a liquidation or dissolution of the Principal Stockholder pursuant to which one or more of the Sponsors or the Principal Stockholder Investors become party to this Agreement).

“Records” has the meaning set forth in Section 4.6(a)(x).

“Registrable Amount” means an amount of Registrable Securities having an aggregate value of at least $100 million (based on the anticipated offering price (as reasonably determined in good faith by the Company)), without regard to any underwriting discount or commission, or such lesser amount of Registrable Securities as would result in the disposition of all of the Registrable Securities Beneficially Owned by the applicable Requesting Stockholder.

“Registrable Securities” means the Shares held by the Principal Stockholder Investors and any shares of Company Common Stock received by the Principal Stockholder Investors in respect of the Shares in connection with any stock split or subdivision, stock dividend, distribution or similar transaction; provided, that any such Shares shall cease to be Registrable Securities when (a) they are sold pursuant to an effective registration statement under the Securities Act, (b) they are sold pursuant to Rule 144 under the Securities Act or (c) they shall have ceased to be outstanding.

“Representatives” has the meaning set forth in Section 1.6(b)(i).

“Requested Information” has the meaning set forth in Section 4.8(a).

“Requesting Stockholders” has the meaning set forth in Section 4.1(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Stockholders” has the meaning set forth in Section 4.6(a)(i).

“Shares” has the meaning set forth in the Recitals of this Agreement.

“Shelf Notice” has the meaning set forth in Section 4.3(a).

“Shelf Offering” has the meaning set forth in Section 4.3(e).

“Shelf Registration Statement” has the meaning set forth in Section 4.3(a).

“Shelf Suspension” has the meaning set forth in Section 4.3(d).

“Sponsor Ownership Limit” means, (i) with respect to the Blackstone Entities, twenty-four and forty-one hundredths percent (24.41%) of the Shares immediately following Closing; (ii) with respect to the Goldman Sachs Entities twenty-four and forty-one hundredths percent (24.41%) of the Shares immediately following Closing; (iii) with respect to the KKR Entities, twenty-five percent (25.00%)of the Shares immediately following Closing; and (iv) with respect to the TPG Entities, twenty-four and forty-one hundredths percent (24.41%) of the Shares immediately following Closing; provided, that, in each case, the effect of any share repurchases by the Company shall not be counted for purposes of any measurement of the Sponsor Ownership Limit (and, for the avoidance of doubt, none of the Sponsors shall be required to sell or otherwise dispose of any shares of Company Common Stock as a consequence of any such repurchase or any other similar action undertaken by the Company) unless and until such Sponsor has acquired Beneficial Ownership of additional Voting Securities following such repurchase.

“Sponsors” means each Person (other than the Company and the Principal Stockholder) whose name appears on the signature pages hereto and any Permitted Transferee of such Sponsor who becomes a party pursuant to Section 2.1(b)(i) or Section 2.1(b)(ii) hereof.

“SRO” means (a) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (b) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market or (c) any other securities exchange.

“Standstill Period” means, with respect to each of the Principal Stockholder Investors and the Sponsors, from the Closing Date until the date that is the earlier of (a) the later of (x) the date on which the number of shares of Company Common Stock Beneficially Owned by the Principal Stockholder Investors represents less than thirty percent (30%) of the shares of Company Common Stock acquired by the Principal Stockholder as merger consideration at the Closing and (y) one (1) year after the date on which there is no Principal Stockholder Director(s) serving as a director on the Board (and the Principal Stockholder either no longer has any rights under Article I to designate any Principal Stockholder Designee(s) to serve on the Board or have irrevocably waived any such rights) and (b) the termination of this Agreement pursuant to Section 6.1.

“Subsidiaries” has the meaning set forth in the Merger Agreement.

“Take-Down Notice” has the meaning set forth in Section 4.3(e).

“Total Economic Interest” means, as of any date of determination, the total economic interests of all Voting Securities then outstanding. The percentage of the Total Economic Interest Beneficially Owned by any Person as of any date of determination is the percentage of the Total Economic Interest then Beneficially Owned by such Person, including pursuant to any swaps or any other agreements, transactions or series of transactions, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast in the election of directors of the Company if all Voting Securities then outstanding were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities then Beneficially Owned by such Person.

“TPG Entities” means TPG Partners IV, L.P., TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG LVB Co-Invest LLC and TPG LVB Co-Invest II LLC.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise; provided that, for the avoidance of doubt, a “Transfer” shall not include any direct or indirect transfer of the equity securities issued by any of the Sponsors.

“Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Underwritten Shelf Offering” has the meaning set forth in Section 4.3(e).

“Unpaid Indemnitee Amounts” has the meaning set forth in Section 1.2(e).

“Volume Limitation” has the meaning set forth in Section 2.1(a)(iii).

“Voting Securities” means shares of Company Common Stock and any other securities of the Company entitled to vote generally in the election of directors of the Company.

5.2 Interpretation. Whenever used: the words “include” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section, Annex, Exhibit or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Annexes, Exhibits and Schedules mean the Articles, Sections and Annexes of, and Exhibits and Schedules attached to, this Agreement, (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. References to “$” or “dollars” means United States dollars. Any reference in this Agreement to any gender shall include all genders. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. The Annexes, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and Sections are for convenience of reference only and do not affect the interpretation of any of the provisions hereof. If, and as often as, there is any change in the outstanding shares of Company Common Stock by reason of stock dividends, splits, reverse splits, spin-offs, split-ups, mergers, reclassifications, reorganizations, recapitalizations, combinations or exchanges of shares and the like, appropriate adjustment shall be made in the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the rights and obligations set forth herein that continue to be applicable on the date of such change. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

ARTICLE VI

MISCELLANEOUS

6.1 Term. This Agreement will be effective as of the Closing Date. This Agreement shall automatically terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with Article IX thereof, (ii) the date that all Principal Stockholder Directors have resigned from the Board and (iii) the date that the Principal Stockholder Investors, in the aggregate, Beneficially Owns less than three percent (3%) of the Total Voting Power, so long as, as of such date, all of the then-remaining Registrable Securities Beneficially Owned by the Principal Stockholder Investors may be sold in a single transaction without limitation under Rule 144 under the Securities Act and if that is not the case, this Agreement shall terminate when the foregoing shall be the case. If this Agreement is terminated pursuant to this Section 6.1, this Agreement shall immediately then be terminated and be of no further force and effect, except for the provisions set forth in Section 1.2(e), Section 1.6(b) (which shall survive termination of this Agreement for a period of two (2) years), Section 4.9, Section 5.2 and this Article VI.

6.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if they are: (a) delivered in person, (b) transmitted by facsimile (deemed given upon confirmation of receipt), (c) delivered by an express courier (deemed given upon receipt of proof of delivery) or (d) delivered by e-mail to a party at its e-mail address listed below (deemed given upon confirmation of receipt by non-automated reply e-mail from the recipient) (or to such other person or at such other facsimile or address as such party shall deliver to the other party by like notice):

To the Company:

Zimmer Holdings, Inc.

345 East Main Street

Warsaw, IN 46580

Attention: Chad F. Phipps, Senior Vice President, General Counsel & Secretary

Facsimile: (574) 372-4302

E-mail: Chad.Phipps@zimmer.com

With a concurrent copy to (which shall not constitute notice):

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Attention: Morton A. Pierce and Chang-Do Gong

Facsimile: (212) 354-8113

E-mail: mpierce@whitecase.com; cgong@whitecase.com

To the Principal Stockholder:

LVB Acquisition Holding, LLC

c/o Biomet, Inc.

56 East Bell Drive

Warsaw, IN 46582

With a concurrent copy to (which shall not constitute notice)

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza, 45th Floor

New York, NY 10006-1470

Attention: Robert P. Davis, Esq.

Facsimile: (212) 225-3999

E-mail: rdavis@cgsh.com

or the Sponsors to the respective address set forth on Exhibit C. With a concurrent copy to (which shall not constitute notice)

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza, 45th Floor

New York, NY 10006-1470

Attention: Robert P. Davis, Esq.

Facsimile: (212) 225-3999

E-mail: rdavis@cgsh.com

6.3 Investor Actions. Any determination, consent or approval of, or notice or request delivered by, or any similar action of, any Principal Stockholder Investor shall be made by, and shall be valid and binding upon, all Principal Stockholder Investors, if made by the Principal Stockholder Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all Principal Stockholder Investors.

6.4 Amendments and Waivers. This Agreement may not be amended, altered or modified except by written instrument executed by (i) the Company and (ii) the Principal Stockholder Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all Principal Stockholder Investors. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

6.5 Successors and Assigns. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, it being understood that it is the intention of the parties hereto that the rights afforded to the Principal Stockholder Investors are personal to such Persons and are not transferable except as expressly provided herein. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any attempted assignment in violation of this Section 6.5 shall be void.

6.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

6.7 Counterparts. This Agreement may be executed in any number of counterparts (delivery of which may occur via facsimile or e-mail), each of which shall be binding as of the date first written above, and, when delivered, all of which shall constitute one and the same instrument. A facsimile signature or electronically scanned copy of a signature shall constitute and shall be deemed to be sufficient evidence of a party’s execution of this Agreement, without necessity of further proof. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

6.8 Entire Agreement. This Agreement (including the Exhibits and Schedules that form a part hereof), the Merger Agreement and the Confidentiality Agreement (as such term is defined in the Merger Agreement) constitute the entire understanding of the parties hereto with respect to the transactions contemplated hereby and the subject matter contained herein, and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

6.9 Governing Law; Consent to Jurisdiction.

(a) This Agreement and all matters arising out of or relating hereto, including its validity, construction and interpretation, shall be governed by the laws of the State of Delaware, without regard to the laws as to choice or conflict of laws.

(b) Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or if such court finds it lacks subject matter jurisdiction, the federal or other state courts) located in Wilmington, Delaware, and any appellate court therefrom, for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or related to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, (ii) to the extent not prohibited by Applicable Law, hereby waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation that it is not subject to the personal jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution by reason of a lack of personal jurisdiction, that any such proceeding brought in one of the above-named courts is improper by reason of a lack of personal jurisdiction or venue, or that this Agreement or the subject matter hereof may not be enforced in or by such court by reason of a lack of personal jurisdiction or improper venue, and (iii) hereby agrees not to commence any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or related to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named courts. Each party hereby consents to and accepts service of process in any such proceeding in any manner permitted by Delaware law or if served by registered mail addressed to it at its address provided in Section 6.2. Each party agrees that a final judgment in any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

6.10 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, CLAIM, CAUSE OF ACTION, SUIT OR PROCEEDING (IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES ACKNOWLEDGE THAT THIS SECTION 6.10 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT, AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 6.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, CLAIM, CAUSE OF ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE ANY OF THE WAIVERS CONTAINED IN THIS SECTION 6.10, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, AND (C) IT MAKES SUCH WAIVERS VOLUNTARILY.

6.11 Specific Performance. The parties’ rights in this Section 6.11 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 6.11. For the avoidance of doubt, the parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or remedy breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, and to any further equitable relief, this being in addition to any other remedy to which they are entitled at law or in equity. In the event any party seeks any remedy referred to in this Section 6.11, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

6.12 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns; provided, that the Persons indemnified under Section 4.9 are intended third party beneficiaries of Section 4.9.

6.13 No Recourse.

(a) Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of the Principal Stockholder, any Sponsor or any other member of the Principal Stockholder (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation. For the avoidance of doubt, no Person who is or becomes (including, without limitation, pursuant to Section 2.1(b)(i) or Section 2.1(b)(ii)) a party to this Agreement shall be deemed a Non-Liable Person.

(b) Notwithstanding anything in this Agreement to the contrary, the obligations and liabilities of the Company under this Agreement and all other obligations, liabilities, claims, losses, damages, or proceedings (whether in law or in equity and whether based on contract, in tort or otherwise) of or against the Company that may be based on, arise out of or relate to this Agreement (including any breach or alleged breach hereof), the negotiation, execution or performance hereof or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, may only be made against the Company and will be without recourse of any kind to any Parent Related Party (as such term is defined in the Merger Agreement).

6.14 Freedom to Pursue Opportunities. Notwithstanding anything in this Agreement to the contrary, the parties expressly acknowledge and agree that: (i) each Non-Liable Person has the right to, and shall have no duty (contractual or otherwise) not to, directly or indirectly engage in the same or similar business activities or lines of business as the Company or any of its Subsidiaries, including those deemed to be competing with the Company or any of its Subsidiaries; and (ii) in the event that a Non-Liable Person acquires knowledge of a potential transaction or matter that may be a corporate opportunity for each of the Company and such Non-Liable Person shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or any of its Subsidiaries, as the case may be, and shall not be liable to the Company or its Affiliates or stockholders for breach of any duty (contractual or otherwise) by reason of the fact that such Non-Liable Person, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company; provided, that any Principal Stockholder Director who is offered an investment or business opportunity in his or her capacity as a member of the Board shall be obligated to communicate such opportunity to the Company, in which case none of the Principal Stockholder Investors, the Sponsors and their respective Investment Funds and Controlled Affiliates shall be permitted to pursue such opportunity unless the Board determines not to do so.

6.15 Sponsor-Related Parties. Notwithstanding anything in this Agreement to the contrary, the Company acknowledges that certain of each Sponsor’s Affiliates, Investment Funds and other platforms trade securities and syndicated bank debt and originate loans (including the provision of debt financing for transactions similar to the transactions contemplated by the Merger Agreement) and nothing herein shall restrict the ability of such Affiliates, Investment Funds and other platforms to trade securities and syndicated bank debt and originate loans in the ordinary course of business. In addition to, and without limitation of, the foregoing, notwithstanding anything in this Agreement to the contrary:

(a) (A) none of the provisions of this Agreement shall in any way limit the activities of Goldman, Sachs & Co., its Affiliates and its Investment Funds (other than the Goldman Sachs Entities party to this Agreement) relating to, and (B) Goldman, Sachs & Co., its Affiliates and Investment Funds (other than the Goldman Sachs Entities party to this Agreement) may engage in, any brokerage, investment advisory, financial advisory, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities; and

(b) none of the provisions of this Agreement shall in any way limit the activities of TPG Global, LLC, Kohlberg Kravis Roberts & Co., L.P., The Blackstone Group L.P. or any of their respective Affiliates and Investment Funds (other than the TPG Entities, the KKR Entities and the Blackstone Entities party to this Agreement, as applicable); provided that it shall be considered a breach of this Agreement if any Affiliate or Investment Fund of any of the TPG Entities, the KKR Entities or the Blackstone Entities, as applicable, takes any action at the direction or instruction of any of the TPG Entities, KKR Entities or TPG Entities, as applicable, that would be a breach of this Agreement if such action was taken directly by such TPG Entities, KKR Entities or Blackstone Entities, as applicable.

The remainder of this page left intentionally blank.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

ZIMMER HOLDINGS, INC.

By:	/s/ David C. Dvorak
Name:	David C. Dvorak
Title:	President and Chief Executive Officer

[Signature page to Stockholders Agreement]

LVB ACQUISITION HOLDING, LLC

By:	/s/ Max. C. Lin
Name:	Max. C. Lin
Title:	Director

[Signature page to Stockholders Agreement]

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

By:	BMA V. L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

BLACKSTONE CAPITAL PARTNERS V-AC L.P.

By:	Blackstone Management Associates V. L.L.C., its General Partner

By:	BMA V L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

BCP V-S L.P.

By:	Blackstone Management Associates V L.L.C., its General Partner

By:	BMA V. L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V L.P.

By:	BCP V Side-by-Side GP L.L.C., its General Partner

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

[Signature page to Stockholders Agreement]

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP V-SMD L.P.

By:	Blackstone Family GP L.L.C., its General Partner

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

BLACKSTONE PARTICIPATION PARTNERSHIP V L.P.

By:	BCP V Side-by-Side GP L.L.C., its General Partner

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

BCP V CO-INVESTORS L.P.

By:	Blackstone Management Associates V. L.L.C., its General Partner

By:	BMA V. L.L.C., its Sole Member

By:	/s/ Chinh Chu
Name:	Chinh Chu
Title:	Sr. Managing Director

[Signature page to Stockholders Agreement]

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GS VI Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS Advisors VI, L.L.C., its Managing Limited Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI Offshore Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

GS LVB CO-INVEST, L.P.

By:	GS LVB ADVISORS, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

[Signature page to Stockholders Agreement]

GOLDMAN SACHS BMET INVESTORS, L.P.

By:	GS BMET ADVISORS, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

GOLDMAN SACHS BMET INVESTORS OFFSHORE HOLDINGS, L.P.

By:	GS BMET OFFSHORE ADVISORS, INC., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

PEP BASS HOLDINGS LLC

By:	GSAM GEN-PAR, L.L.C., its Manager

By:	/s/ Jeanine Lee
Name:	Jeanine Lee
Title:	Authorized Person

PRIVATE EQUITY PARTNERS 2004 DIRECT INVESTMENT FUND LP

By:	GOLDMAN SACHS PEP 2004 DIRECT INVESTMENT ADVISORS, L.L.C., its General Partner

By:	/s/ Jeanine Lee
Name:	Jeanine Lee
Title:	Authorized Person

[Signature page to Stockholders Agreement]

PRIVATE EQUITY PARTNERS 2005 DIRECT INVESTMENT FUND LP

By:	GOLDMAN SACHS PEP 2005 DIRECT INVESTMENT ADVISORS, L.L.C., its General Partner

By:	/s/ Jeanine Lee
Name:	Jeanine Lee
Title:	Authorized Person

PRIVATE EQUITY PARTNERS IX DIRECT LP

By:	GOLDMAN SACHS PEP IX DIRECT INVESTMENT ADVISORS, L.L.C., its General Partner

By:	/s/ Jeanine Lee
Name:	Jeanine Lee
Title:	Authorized Person

[Signature page to Stockholders Agreement]

KKR BIOMET, LLC

By:	/s/ William Janetschek
Name:	William Janetschek
Title:	Vice President

[Signature page to Stockholders Agreement]

TPG PARTNERS IV, L.P.

By:	TPG GenPar IV, L.P., its General Partner
By:	TPG GenPar IV Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its General Partner
By:	TPG GenPar V Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG FOF V-A, L.P.

By:	TPG GenPar V, L.P., its General Partner
By:	TPG GenPar V Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG FOF V-B, L.P.

By:	TPG GenPar V, L.P., its General Partner
By:	TPG GenPar V Advisors, LLC, its General Partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature page to Stockholders Agreement]

TPG LVB CO-INVEST LLC

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

TPG LVB CO-INVEST II LLC

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature page to Stockholders Agreement]

Annex D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The registrant’s Restated Certificate of Incorporation, as amended to date, provides that the registrant shall indemnify and hold harmless to the fullest extent authorized by the Delaware General Corporation Law (as now or hereafter may be amended) (the “DGCL”), any person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the registrant or, while a director or officer of the registrant, is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, in any capacity.

Under Section 145 of the DGCL, a corporation may indemnify any person who is or was a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The registrant’s Restated Certificate of Incorporation further provides that the registrant may maintain insurance to protect itself and any person who is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL. The registrant’s Restated Certificate of Incorporation further provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for breach of fiduciary duty as a director, except, if required by the DGCL, as amended from time to time, for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant maintains an officer’s and director’s liability insurance policy insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring the registrant under certain circumstances, in the event that indemnification payments are made to such officers and directors.

The registrant has also entered into indemnification agreements (the “Indemnification Agreements”) with certain of its directors and officers (individually, the “Indemnitee”). The Indemnification Agreements, among other things, provide for indemnification if (i) the Indemnitee was or is a party or is threatened to be made a party to any proceeding, against all expenses and liabilities actually incurred, or (ii) if the Indemnitee was or is a party or is threatened to be made a party to any proceeding by or in the right of the registrant to procure a judgment in its favor by reason of the Indemnitee’s status as a director, officer, employee or a similar corporate status (as such term is defined in the Indemnification Agreements), against all expenses and liabilities actually incurred.

The Indemnification Agreements do not provide for indemnification (a) if indemnification is requested under clause (i) above and it has been adjudicated finally by a court that the Indemnitee failed to act in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the registrant or, with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe that the Indemnitee’s conduct was unlawful, (b) if indemnification is requested under clause (ii) above and it has been adjudicated finally by a court that (x) the Indemnitee reasonably believed to be in or not opposed to the best interests of the registrant or, with respect to any criminal action or proceeding, the Indemnitee had reasonable cause to believe that the Indemnitee’s conduct was unlawful and/or indemnification is against public policy, (y) the Indemnitee is liable to the registrant for a claim that the Indemnitee received an improper personal benefit or improperly took advantage of a corporate opportunity (unless the court decides the Indemnitee is nonetheless fairly and reasonably entitled to indemnity), or (z) the Indemnitee is liable to the registrant for an accounting of profits made from the purchase or sale by the Indemnitee of securities of the registrant.

Pursuant to the Zimmer stockholders agreement, Zimmer is obligated to indemnify and advance expenses to each director nominated by LVB Acquisition Holding. Such obligation to indemnify and advance expenses to such director and/or any recovery by such director under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Zimmer or any of its subsidiaries will be the primary source of indemnification, advancement and/or recovery, as applicable, with respect to such director in his or her capacity as such. Any indemnity or advancement obligation on the part of any of the sponsor funds and their respective affiliates or any recovery under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by LVB Acquisition Holding, any of its affiliates or any of their respective affiliated investment funds and other affiliates will be secondary to Zimmer’s obligation and will be reduced by any amount that such director may collect as indemnification or advancement from Zimmer and any amount such director may collect under any directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Zimmer or any of its subsidiaries. In the event that any of the sponsor funds and their respective affiliates makes any payment to such director in respect of indemnification or advancement of expenses under any indemnification agreement on account of any amounts Zimmer fails to indemnify or advance to such director, such sponsor fund or affiliate will be subrogated to the rights of such director under the Zimmer stockholders agreement in respect of such amounts.

Section 102(b)(7) of the DGCL enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no provision can eliminate or limit a director’s liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption; or

•	for any transaction from which the director derived an improper personal benefit.

Article X of the registrant’s Restated Certificate of Incorporation eliminates the liability of a director of Zimmer to Zimmer or its stockholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the DGCL.

The foregoing summaries are necessarily subject to the complete text of the DGCL, the registrant’s Restated Certificate of Incorporation, as amended to date, and the arrangements referred to above and are qualified in their entirety by reference thereto.

Item 21.	Exhibits and Financial Statement Schedules

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.	Undertakings

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, State of Indiana, on August 26, 2014.

ZIMMER HOLDINGS, INC.

By:	/s/ David C. Dvorak
David C. Dvorak
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated opposite their names. Each person whose signature appears below hereby authorizes each of David C. Dvorak, James T. Crines and Chad F. Phipps, each with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of David C. Dvorak, James T. Crines and Chad F. Phipps, each with full power of substitution, attorney-in-fact to sign any amendment (including any post-effective amendment) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith.

Signature	Title	Date

/s/ David C. Dvorak David C. Dvorak	President, Chief Executive Officer and Director (Principal Executive Officer)	August 26, 2014

/s/ James T. Crines James T. Crines	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	August 26, 2014

/s/ Derek M. Davis Derek M. Davis	Vice President, Finance, and Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	August 26, 2014

/s/ Christopher B. Begley Christopher B. Begley	Director	August 26, 2014

/s/ Betsy J. Bernard Betsy J. Bernard	Director	August 26, 2014

/s/ Paul M. Bisaro Paul M. Bisaro	Director	August 26, 2014

/s/ Gail K. Boudreaux Gail K. Boudreaux	Director	August 26, 2014

/s/ Larry C. Glasscock Larry C. Glasscock	Director	August 26, 2014

/s/ Robert A. Hagemann Robert A. Hagemann	Director	August 26, 2014

/s/ Arthur J. Higgins Arthur J. Higgins	Director	August 26, 2014

/s/ Cecil B. Pickett, Ph.D. Cecil B. Pickett, Ph.D.	Director	August 26, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (attached as Annex A to the consent solicitation statement/prospectus included in this Registration Statement).

3.1	Restated Certificate of Incorporation of Zimmer Holdings, Inc. dated May 13, 2008 (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 5, 2008).

3.2	Restated By-Laws of Zimmer Holdings, Inc. effective December 13, 2013 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 19, 2013).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed on November 6, 2012).

5.1	Opinion of White & Case LLP as to the validity of shares to be issued.**

10.1	Voting Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC and the other signatories thereto (attached as Annex B to the consent solicitation statement/prospectus included in this Registration Statement).

10.2	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and the other signatories thereto (attached as Annex C to the consent solicitation statement/prospectus included in this Registration Statement).

23.1	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm of Zimmer Holdings, Inc.*

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of LVB Acquisition, Inc.*

24.1	Power of Attorney (included on signature page of this Registration Statement).

99.1	Form of Consent for holders of LVB Acquisition, Inc. common stock.*

*	Filed herewith.
**	Filed by amendment.